Form 10-K, Exhibit 13
period 2000-12-31
SANTANDER BANCORP
filed 2001-03-30
CIK 1099958

Santander BanCorp Annual Report 2000

Selected Consolidated Financial Information

The following table presents selected consolidated and other financial and operating information for the Corporation and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the CorporationÕs Consolidated Financial Statements and the sections entitled ÒManagementÕs Discussion and Analysis of Results of Operations and Financial ConditionÓ and ÒSelected Statistical InformationÓ appearing elsewhere in this Annual Report. The selected Balance Sheet and Income Statement data, insofar as they relate to each of the five years in the five-year period ended December 31, 2000, have been derived from the CorporationÕs Audited Consolidated Financial Statements.

Year ended December 31,

1996 1997 1998 1999 2000

(Dollars in thousands, except for per share data and ratios)

CONDENSED INCOME STATEMENTS

Interest income $ 352,926 $ 422,150 $ 481,820 $ 559,761 $ 612,045

Interest expense 169,184 210,963 250,074 306,086 365,600

________ __ ________ __ ________ __ ________ __ ________ __

Net interest income 183,742 211,187 231,746 253,675 246,445

Security gains (losses) 859 2,964 2,074 323 (3,801)

Gain on sale of mortgage servicing rights - 2,484 7,690 2,978 1,463

Other income 34,413 43,149 43,679 42,030 58,652

Operating expenses 154,025 164,132 166,447 171,801 174,723

Provision for loan losses 9,150 4,850 28,800 26,375 37,000

Income tax 10,506 23,144 19,630 20,361 14,486

________ __ ________ __ ________ __ ________ __ ________ __

Net income $ 45,333 $ 67,658 $ 70,312 $ 80,469 $ 76,550

======== ======== ======== ======== ========

PER PREFERRED SHARE DATA

Outstanding shares:

Average - - 1,601,954 2,610,008 2,610,008

End of period - - 2,610,008 2,610,008 2,610,008

Cash Dividends per Share - - 0.98 1.75 1.75

PER COMMON SHARE DATA* (1)

Net income $ 1.11 $ 1.64 $ 1.61 $ 1.79 $ 1.71

Book value 11.09 12.32 10.58 11.33 12.96

Outstanding Shares:

Average 40,662,162 41,311,039 41,990,670 42,484,870 42,140,852

End of period 40,647,822 41,934,916 42,484,870 42,484,870 40,949,870

Cash Dividends per Share - - 1.77 0.40 0.44

AVERAGE BALANCES

Net loans $ 2,887,828 $ 3,486,978 $ 3,619,573 $4,111,060 $4,522,601

Allowance for loan losses 49,278 61,067 52,938 56,462 55,118

Earning assets 4,483,811 5,159,724 6,096,356 7,355,495 7,441,656

Total assets 4,750,175 5,484,056 6,426,252 7,718,192 7,805,457

Deposits 3,639,017 3,654,683 3,719,362 3,739,337 4,116,145

Borrowings 571,462 1,251,697 2,107,055 3,319,005 3,014,970

Preferred equity - - 40,049 65,250 65,250

Common equity 464,050 483,087 441,930 469,012 504,236

PERIOD END BALANCES

Net loans $ 3,594,062 $ 3,572,802 $ 3,772,869 $ 4,452,846 $ 4,437,158

Allowance for loan losses 61,266 53,426 53,457 56,200 51,526

Earning assets 4,861,887 5,584,165 6,929,288 7,796,678 7,392,386

Total assets 5,270,701 6,003,860 7,161,061 8,038,350 7,642,667

Deposits 3,903,304 3,529,342 3,722,401 4,061,252 4,921.620

Borrowings 834,090 1,846,449 2,797,742 3,307,251 2,012.972

Preferred equity - - 65,250 65,250 65,250

Common equity 450,692 516,575 449,499 481,366 530,566

Total equity 450,692 516,575 514,749 546,616 595,816

(footnotes appear on the following page)

Year ended December 31,

1996 1997 1998 1999 2000

SELECTED RATIOS

Performance:

Net interest margin (2) 4.47% 4.44% 4.24% 3.84% 3.65%

Efficiency ratio (3) 65.64 59.73 54.73 52.44 52.64

Return on average total assets 0.95 1.23 1.09 1.04 0.98

Return on average common equity 9.77 14.01 15.33 16.18 14.28

Average net loans to average total deposits 79.36 95.41 97.32 109.94 109.87

Average earning assets to average total assets 94.39 94.09 94.87 95.30 95.34

Average stockholdersÕ equity to average assets 9.77 8.81 7.50 6.92 7.30

Fee income to average assets 0.64 0.67 0.59 0.44 0.50

Capital:

Tier I capital to risk-adjusted assets 10.80 12.25 10.51 10.13 11.00

Total capital to risk-adjusted assets 13.20 14.23 11.98 11.34 12.06

Leverage ratio 7.68 8.36 6.94 6.64 7.53

Asset quality:

Non-performing loans to total loans 1.76 1.20 1.22 0.98 1.52

Net charge-offs to average loans 0.82 0.36 0.78 0.57 0.91

Allowance for loan losses to period-end loans 1.68 1.47 1.40 1.25 1.15

Allowance for loan losses to non-performing loans 95.02 122.27 114.37 126.72 75.65

Allowance for loan losses to non-performing loans

plus accruing loans past-due 90 days or more 87.34 100.27 103.00 117.69 70.81

Non-performing assets to total assets 1.43 0.85 0.75 0.65 1.03

Recoveries to charge-offs 35.45 60.83 32.90 44.79 22.78

Earnings to Fixed Charges: (4)

Excluding interest on deposits 5.54x 3.98x 2.81x 2.25x 2.37x

Including interest on deposits 1.31x 1.42x 1.35x 1.32x 1.25x

Earnings to Fixed Charges and preferred stock dividends: (5)

Excluding interest on deposits 4.89x 3.69x 2.74x 2.18x 2.30x

Including interest on deposits 1.27x 1.38x 1.33x 1.30x 1.23x

OTHER DATA AT END OF PERIOD

Full service branches 73 64 64 64 60

Red Express branches 4 14 14 14 15

Total branches 77 78 78 78 75

ATMs 82 104 108 121 116

* Per share data is based on the average number of shares outstanding during the periods, except for the book value which is based on total shares at the end of the periods. Basic and diluted earnings per share are the same.

(1) Per Common Share data has been retroactively restated to reflect the two-for-one stock split effected on April 7, 1998, and a 10% stock dividend effected January 11, 2000.

(2) On a tax-equivalent basis.

(3) Operating expenses divided by net interest income, on a tax-equivalent basis, plus other income,

excluding securities gains and losses and gain on sale of mortgage servicing rights.

(4) Assumes that the total rental expense is representative of the interest factor of such rental expense.

(5) Assumes that the total rental expense is representative of the interest factor of such rental expense.

For years prior to 1998, includes the proforma preferred stock dividend for the Series A Preferred

Stock during the periods shown.

ManagementÕs Discussion and Analysis of Results of Operations and Financial Condition

General

Santander BanCorp (the Corporation) is a financial holding company created upon the internal reorganization of Banco Santander Puerto Rico (the Bank) into a wholly owned subsidiary of the Corporation. The Corporation was reorganized on May 2nd, 2000 under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for Banco Santander Puerto Rico (the Bank). As a result of this reorganization, all the former shareholders of the Bank became shareholders of an equal number of shares of Santander BanCorp. The Corporation continued its diversification efforts during the year with the acquisition of its new subsidiary Santander Insurance Agency in order to take advantage of the new deregulation of financial services.

During 2000, the Corporation underwent a process of adjustment, re-engineering and reconfiguration of its commercial structure in order to establish a basis for solid and profitable growth in the year 2001 and beyond. The purpose of this process of reorganization was to increase recurring income and market share.

The profitability of the CorporationÕs operations depends primarily on its net interest income, provision for loan losses, other income, other operating expenses, and income taxes. Net interest income is the difference between the income the Corporation receives on its loan and investment portfolios and the cost of its deposits and borrowings. Net interest income is dependent on the amounts and yields of its interest-earning assets as compared to the amounts and rates of its interest-bearing liabilities and is sensitive to changes in market rates of interest and the CorporationÕs asset and liability management practices in coping with such changes. The provision for loan losses reflects the cost of credit risk in the CorporationÕs loan portfolio and is dependent on loan portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions, and loan impairment measurements. Other income consists of various service charges and fees as well as gains and losses on sales of assets. Other operating expenses include personnel costs as well as occupancy and equipment, data processing expenses, professional fees, communication, business promotion, deposit insurance, other taxes, intangibles amortization, and various other expenses. Income taxes depend on the CorporationÕs pre-tax income, including the level of its tax-exempt investment income.

During the past year the Corporation has sought to improve its performance by the segmentation of its customer base with an emphasis on providing top quality service and products tailored to its customersÕ needs. There has been a greater emphasis on the commercial and industrial sector which continues to be the backbone of the institution, a decrease in the investment portfolio in order to reduce rate exposure in a fluctuating rate environment, a stronger emphasis on its core deposits, withdrawing from the auto lending sector and a tighter credit criteria.

Results of Operations

The following discussion is based upon and should be read in conjunction with the CorporationÕs Audited Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000.

Results of Operations for the Years Ended December 31, 1998, 1999 and 2000

Introduction

The following table sets forth the principal components of the CorporationÕs net income for the years ended

December 31, 1998, 1999 and 2000.

Results of Operations

The following discussion is based upon and should be read in conjunction with the CorporationÕs Audited Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000.

Results of Operations for the Years Ended December 31, 1998, 1999 and 2000

Introduction

The following table sets forth the principal components of the CorporationÕs net income for the years ended

December 31, 1998, 1999 and 2000.

Year ended December 31,

1998 1999 2000

__________ __________ ________

(Dollars in thousands)

Components of net income:

Net interest income $ 231,746 $ 253,675 $ 246,445

Provision for loan losses 28,800 26,375 37,000

Other income 53,443 45,331 56,314

Other operating expenses 166,447 171,801 174,723

Provision for income tax 19,630 20,361 14,486

__________ __________ __________

Net income $ 70,312 $ 80,469 $ 76,550

======== ======== ========

1999 and 2000 The CorporationÕs net income decreased 4.9% from $80.5 million for the year ended December 31, 1999 to $76.6 million for the year December 31, 2000. This decrease is due to several one-time expenses relating to the reorganization process that the Corporation has undergone during the year, a loss of $3.8 million on the sale of investment securities, an increase of $10.6 million in the provision for loan losses and a higher cost of funding.

1998 and 1999 The CorporationÕs net income increased 14.5% from $70.3 million for the year ended December 31, 1998 to $80.5 million for the year December 31, 1999. The increase in the CorporationÕs net income for the year ended December 31, 1999 was principally due to a $21.9 million increase in net interest income, which was partially offset by a $5.4 million increase in operating expenses. Other income reflects a decrease of $8.1 million due to a $7.7 million gain on the sale of mortgage servicing rights recorded in 1998.

Net Interest Income

The CorporationÕs net interest income was $231.7 million, $253.7 million and $246.4 million for the years ended December 31, 1998, 1999 and 2000, respectively.

To facilitate the comparison of assets with different tax attributes, the interest income on tax-exempt assets under this heading and under the heading ÒChange in Interest Income and Interest ExpenseÑVolume Rate Analysis,Ó has been adjusted by an amount equal to the income taxes which would have been paid had the income been fully taxable. This tax equivalent adjustment is derived using the applicable statutory tax rate and resulted in an adjustment of $27.0 million in 1998, $29.0 million in 1999 and $25.3 million in 2000.

The tables included under this heading and under the heading ÒÑInterest IncomeÓ set forth certain information as to the CorporationÕs interest income on a tax-equivalent basis, average interest earning assets and average interest bearing liabilities for the years ended December 31, 1998, 1999 and 2000.

(1) Net interest margin for any period equals tax-equivalent net interest income for such period divided by average interest earning assets for such period.

1999 and 2000 The CorporationÕs tax-equivalent net interest income decreased by 3.8% from $282.6 million in 1999 to $271.8 million in 2000. The decrease in the CorporationÕs net interest income was primarily due to an increase in average interest bearing liabilities and interest expense, coupled with a decrease in average investment securities. These movements were partially offset by an increase in the average loan portfolio from $4.1 billion in December 1999 to $4.5 billion in December 2000 together with an increase in interest income on loans. In addition, during 1999 the Corporation recognized nonrecurring interest income of $2.1 million related to the recovery of a charged off loan. Excluding this item the decrease in net interest income for the year ended December 31, 2000 was 3.1%.

The CorporationÕs net interest margin on a tax-equivalent basis declined from 3.84% for the year ended December 31, 1999 to 3.65% for the year ended December 31, 2000. This decrease was due to the increase in interest bearing liabilities and cost of funding and was partially offset by the change in the mix of interest earning assets from investment securities to higher yielding loans.

1998 and 1999 The CorporationÕs tax-equivalent net interest income increased by 9.2% from $258.8 million in 1998 to $282.6 million in 1999. The increase in the CorporationÕs net interest income was primarily due to an increase of 20.7% in the CorporationÕs average interest earning assets from $6.1 billion for the year ended December 31, 1998 to $7.4 billion for the same period in 1999. This increase was offset by an increase in average interest bearing liabilities of 25.0% to $6.4 billion for the year ended December 31, 1999 from $5.1 billion for the same period in 1998.

The CorporationÕs net interest margin on a tax-equivalent basis declined from 4.24% for the year ended December 31, 1998 to 3.84% for the year ended December 31, 1999. This decrease was due to the increase in the investment securities portfolio that reflected a decrease in the average tax-equivalent rates from 7.13% in 1998 to 6.63% in 1999.

Interest Income

The following table sets forth information as to the CorporationÕs tax-equivalent interest income and average interest earning assets for the years ended December 31, 1998, 1999 and 2000. This information is derived from the tables included under the heading ÒSelected Statistical InformationÑAverage Balance Sheets and Interest Rate DataÓ and is qualified in its entirety by reference to such information.

Year ended December 31,

1998 1999 2000

(Dollars in thousands)

Interest income $ 508,827 $ 588,715 $ 637,388

======== ======== ========

Average interest earning assets:

Commercial, industrial and agricultural loans $ 1,874,678 $ 2,088,864 $ 2,342,573

Construction loans 213,062 263,839 384,525

Consumer loans 765,143 835,658 866,056

Mortgage loans 819,628 979,161 984,565

__________ __________ __________

Total loans 3,672,511 4,167,522 4,577,719

Interest earning deposits 142,186 129,229 117,392

Total securities 2,334,597 3,115,206 2,801,663

__________ __________ __________

Total $ 6,149,294 $7,411,957 $7,496,774

======== ======== ========

Average rates earned 8.35% 8.00% 8.57%

1999 and 2000 The CorporationÕs tax-equivalent interest income increased 8.3% from $588.7 million for the year ended December 31, 1999 to $637.4 million for the year ended December 31, 2000. The increase in the CorporationÕs interest income was primarily due to an increase of 9.8% in the volume of the CorporationÕs average loan portfolio together with an increase in the average rate earned on earning assets from 8.00% for the year ended December 31, 1999 to 8.57% for the year ended December 31, 2000.

Average loans increased $410.2 million or 9.8% from $4.2 billion in 1999 to $4.6 billion in 2000. The most significant growth in the loan portfolio was reflected in commercial, industrial and agricultural loans which reflected an increase of $253.7 million or 12.2% in 2000 compared to 1999. Construction lending also reflected a significant growth of $120.7 million from $263.8 million in 1999 to $384.5 million in 2000, an increase of 45.7%. Consumer loans reflected an increase of 3.6% reflecting a deceleration in this portfolioÕs growth compared to previous years due to the decision to tighten credit criteria and to withdraw from the auto lending sector. The mortgage loan portfolio reflected a marginal increase of 0.6% due primarily to sale of mortgage loans during the year.

Average investment securities decreased $313.5 million or 10.1% due to the CorporationÕs shift to higher yielding loans. This decrease partially offset the gain in the loan portfolio.

1998 and 1999 The CorporationÕs tax-equivalent interest income increased 15.7% from $508.8 million for the year ended December 31, 1998 to $588.7 million for the year ended December 31, 1999. The increase in the CorporationÕs interest income was due primarily to an increase of 20.7% in the volume of the Corporation´s interest earning assets which offset a decrease in the average rate earned on the CorporationÕs interest earning assets from 8.35% for the year ended December 31, 1998 to 8.00% for the year ended December 31, 1999.

The average volume of loans increased by $495.0 million or 13.5% for the year ended December 31, 1999 as compared with the same period in 1998. This increase was due to increases in average commercial, mortgage, consumer and construction loans of $214.2 million, $159.5 million, $70.5 million and $50.8 million, respectively, for the year ended December 31, 1999 as compared to the same period in 1998. The reduction in average rates earned is due to the fact that the increase in higher yielding average loans was lower than the increase in investment securities.

Average total securities increased 33.4% from $2.3 billion for the year ended December 31, 1998 to $3.1 billion for the same period in 1999, causing a favorable impact on the CorporationÕs interest income. There was a significant increase in investments in obligations of U.S. government and federal agency securities as part of the CorporationÕs investment strategy to maintain a more liquid portfolio and to maximize its after-tax earnings. The Corporation is not subject to Puerto Rico income tax on the interest received on U.S. government and federal agency debt securities. See ÒBusinessÑPuerto Rico Income TaxesÓ and ÒÑUnited States Income Taxes.Ó In addition, as a Puerto Rico banking corporation, the Corporation is not required to pay U.S. income tax with respect to such income so long as it is not effectively connected to the conduct of a trade or business that is carried on by the Corporation in the mainland United States.

Interest Expense

The following table sets forth information as to the CorporationÕs interest expense and average interest bearing liabilities for the years ended December 31, 1998, 1999 and 2000.

1999 and 2000 The CorporationÕs interest expense increased 19.4% from $306.1 million for the year ended December 31, 1999 to $365.6 million for the year ended December 31, 2000. The increase in the CorporationÕs interest expense was the result of an increase in average interest bearing liabilities of $114.3 million for the year ended December 31, 2000, together with an increase in the CorporationÕs average rate paid on interest bearing liabilities from 4.79% to 5.62% for the year ended December 31, 2000. There was also a significant decrease in average borrowings as the Corporation shifted its focus to enhancing deposit products and increasing its market share.

There was a significant increase of $469.0 million in other time deposits during 2000. This increase was partially offset by decreases in average Savings and NOW accounts and borrowings. The Corporation has been effective in shifting from higher paying borrowings to lower paying deposits thus reducing the impact that the higher rate environment experienced in the year 2000 could have had on net interest margin.

1998 and 1999 The CorporationÕs interest expense increased 22.4% from $250.1 million for the year ended December 31, 1998 to $306.1 million for the year ended December 31, 1999. The increase in the CorporationÕs interest expense was the result of an increase in average interest bearing liabilities of $1.3 billion for year ended December 31, 1999, partially offset by a decrease in the average rate paid on the CorporationÕs interest bearing liabilities from 4.89% for the year ended December 31, 1998, to 4.79% for the year ended December 31, 1999. The increase in average borrowings was used to fund the increase in average interest earning assets.

The most significant increase in average interest bearing liabilities during 1999 was in average borrowings which reflected an increase of $1.2 billion in 1999 compared with 1998. The increase in average borrowings was reflected in repurchase agreements, federal funds purchased and other borrowings, and commercial paper issued with increases of $684.0 million, $301.9 million and $255.6 million, respectively. The increase in borrowings also reflected a $25.0 million industrial revenue bond issue, the proceeds of which are to be loaned to small and medium sized businesses in Puerto Rico. Average savings deposits also reflected a 5.7% increase in 1999 compared to 1998 due to new products launched during the year coupled with an aggressive direct marketing campaign to maximize the cross selling of products and services.

The decrease in average rates paid from 4.89% to 4.79% is due to aggressive pricing policies and innovative deposit products launched by the Corporation in order to capture a larger market share, and to the effect of hedging transactions during the year.

Changes in Interest Income and Interest Expense-Volume and Rate Analysis

The following table allocates changes in the Corporation´s interest income and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective interest rates for 1999 compared to 1998 and 2000 compared to 1999. Volume and rate variances have been calculated based on activities in average balances over the period and changes in interest rates on average interest earning assets and average interest liabilities.

1999 vs 1998 2000 vs 1999

Increase (Decrease) Due to Change In: Increase (Decrease) Due to Change In:

Volume Rate Total Volume Rate Total

(Dollars in thousands)

Interest Income:

Federal funds purchased and securities

purchased under agreements to resell. .$ (500) $ (64) $ (564) $ 1,833 $ 416 $ 2,249

Time deposits with other banks (125) (343) (468) (1,281) (821) (2,102)

Investment securities 53,553 (13,439) 40,114 (20,010) 3,462 (16,548)

Loans 45,136 (4,330) 40,806 39,252 25,822 65,074

________ ________ ________ ________ ________ ________

Total Interest Income 98,064 (18,176) 79,888 19,794 28,879 48,673

________ ________ ________ ________ ________ ________

Interest Expense:

Savings and NOW accounts 2,679 (4,792) (2,113) (1,632) 11.661 10,029

Other time deposits (723) (2,328) (3,051) 26,359 11,434 37,793

Borrowings 65,775 (3,097) 62,678 (16,755) 25,934 9,179

Long-term borrowings (1,514) 12 (1,502) (444) 2,957 2,513

________ ________ ________ ________ ________ ________

Total Interest Expense 66,217 (10,205) 56,012 7,528 51,986 59,514

________ ________ ________ ________ ________ ________

Net Interest Income $ 31,847 $ (7,971) $ 23,876 $12,266 $ (23,107)$(10,841)

======= ======= ======= ======= ======= =======

Note: The Changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category

The decrease in net interest income on a tax equivalent basis is driven by the increase in interest rates paid on deposits and borrowings, and to a lesser extent to an increase in the volume of interest bearing liabilities. This effect was partially offset by an increase in tax equivalent interest income and in the volume of interest earning assets.

During 1999 the increase in net interest income on a tax equivalent basis was due to the increase in the volume of interest earning assets and the decrease in the rate paid on interest bearing liabilities. This was partially offset by the rate earned on such assets and by the increase in the volume of interest bearing liabilities.

Year ended December 31,

1998 1999 2000

(Dollars in thousands)

Balance of allowance for loan losses at beginning of year $ 53,426 $ 53,457 $ 56,200

Provision for loan losses 28,800 26,375 37,000

__________ __________ __________

82,226 79,832 93,200

__________ __________ __________

Charge-offs

Commercial loans 10,738 9,674 10,303

Construction loans 310 10 -

Mortgage loans 50 - -

Consumer loans 31,778 33,122 43,664

__________ __________ __________

42,876 42,806 53,967

__________ __________ __________

Recoveries

Commercial loans 7,831 12,368 4,458

Construction loans - - 94

Mortgage loans 1 14 -

Consumer loans 6,275 6,792 7,741

__________ __________ __________

14,107 19,174 12,293

__________ __________ __________

Net charge-offs 28,769 23,632 41,674

__________ __________ __________

Balance of allowance for loan losses at end of year $ 53,457 $ 56,200 $ 51,526

========= ========= ========

Ratios:

Allowance for loan losses to year-end loans 1.40% 1.25% 1.15%

Recoveries to charge-offs 32.90 44.79 22.78

Net charge-offs to average loans 0.78 0.57 0.91

Allowance for loan lossses to net charge-offs 185.81 237.81 123.64

Provision for loan lossses to:

Net charge-offs 100.11 111.61 88.78

Average loans 0.78 0.63 0.81

Allowance for loan losses to non-performing loans 114.37% 126.72% 75.65%

1999 and 2000 The provision for loan losses was $26.4 million for the year ended December 31, 1999 compared to a $37.0 million provision for the same period in 2000. The $10.6 million increase in the provision was due to the higher net charge offs of $18.1 million during 2000 compared to 1999, and to the higher loan portfolio at year-end. The higher charge offs were reflected primarily in the consumer loan portfolio. Recoveries reflect a reduction of $6.9 million compared to 1999. During 1999 the Corporation recovered $3.9 million of a loan which had been previously charged off from the commercial loan portfolio contributing to the lower net charge offs reflected that year.

1998 and 1999 The provision for loan losses was $28.8 million for the year ended December 31, 1998 compared to a $26.4 million provision for the same period in 1999. The decrease in the provision for loan losses was due to a decrease of $5.1 million in net charge-offs during 1999 from $28.8 million in 1998 to $23.6 million in 1999. The current provision for loan losses maintains the allowance for loan losses at an adequate level to provide for probable losses. The decrease in net charge-offs reflected in 1999 was due to an increase in commercial loan recoveries of $4.5 million in 1999 coupled with a decrease in commercial loan charge-offs of $1.1 million. Net charge-offs of consumer loans remained relatively stable during 1999 reflecting an increase of $0.8 million from $25.5 million to $26.3 million for the year ended December 31, 1999.

Other Income

Other income consists of service charges on the CorporationÕs deposit accounts, other service fees including mortgage servicing fees and fees on credit cards, gains or losses on sales of securities, certain other gains or losses and certain other income.

The following table sets forth certain components of the Corporation´s other income for the years ended December 31, 1998, 1999 and 2000.

Year ended December 31,

1998 1999 2000

(Dollars in thousands)

Service charges on deposit accounts $ 15,364 $ 15,959 $ 18,870

Other service fees:

Credit card fees 7,005 8,036 9,523

Mortgage servicing fees 8,072 271 865

Trust fees 1,928 2,644 2,107

Other fees 5,390 6,826 7,634

Security gains 2,074 323 (3,801)

Gains on sale of servicing rights 7,690 2,978 1,463

Other gains 614 988 14,512

All other income 5,306 7,306 5,141

__________ __________ __________

$ 53,443 $ 45,331 $ 56,314

======== ======== ========

1999 and 2000 The CorporationÕs other income increased 24.2% from $45.3 million for the year ended December 31, 1999 to $56.3 million for the year ended December 31, 2000. The most significant increase was reflected in other gains of $14.5 million. This was due to the recognition of mortgage servicing rights and gains on sales of mortgage loans, for which servicing was retained, of $11.5 million, gains on sales of owned premises of $1.6 million and a net gain on the sale of the CorporationÕs New York branch of $0.4 million during 2000. Increases in other income were also reflected in ÒService charges on deposit accountsÓ, ÒCredit card feesÓ, ÒMortgage servicing feesÓ and ÒOther feesÓ. Service charges on deposit accounts have experienced a healthy $2.9 million increase due to adjusted fee schedules and strict compliance with fee policies. The increase in credit card fees was due in part to a 13.2% increase in the average credit card portfolio to $104.7 million for the year ended December 31, 2000 from $92.4 million in December 1999. Mortgage servicing fees increased due to higher mortgages serviced for others. Other fees also increased due to strict compliance with fee policies. These gains were partially offset by a loss of $3.8 million recorded on the sale of $342 million of Treasury Notes available for sale. These securities were sold and substituted for higher yielding Agency notes in an effort to manage the CorporationÕs interest rate risk. There was also a reduction in ÒAll other incomeÓ due to the recognition of insurance proceeds in 1999 received for business interruption during Hurricane Georges and to the recognition of rents accrued for premises which were closed and were subsequently sold of approximately $1.2 million.

1998 and 1999 The CorporationÕs other income decreased 15.2% from $53.4 million for the year ended December 31, 1998 to $45.3 million for the year ended December 31, 1999. This decrease was due to the sale by the Corporation through its subsidiary, of substantially all its mortgage servicing rights for approximately $23.3 million, recognizing a gain of $7.7 million during 1998. The decrease in mortgage servicing fees of $7.8 million also reflected in other income is due to the aforementioned sale. Other income for the year ended December 31, 1999, excluding mortgage servicing fees and gains on sale of mortgage servicing rights, grew to $42.1 million from $37.7 million in 1998, representing a 12% increase. The increase reflected in ÒAll Other IncomeÓ is due to an increase in technical assistance to affiliates of approximately $0.7 million, recognition of rents accrued for premises which were to be closed and were subsequently sold, totaling approximately $1.2 million, and recognition of insurance proceeds received for business interruption during Hurricane Georges. During 1999 there were also increases of $1.0 million in credit card fees (including POS interchange and merchant fees) as well as an increase of $1.4 million in other fees due to increases in account analysis fees and fees for letters of credit and cable transfer services.

Other Operating Expenses

The following table sets forth information as to the CorporationÕs other operating expenses for the years ended December 31, 1998, 1999 and 2000.

(1) On a tax-equivalent basis.

1999 and 2000 For the year ended December 31, 2000, the CorporationÕs total operating expenses had an increase of $2.9 million compared to the same period in 1999. Personnel expenses had a decrease of $0.9 million due to strict control of variable expenses such as overtime and temporary help and a reduction in full time equivalent (FTE) employees to 1,405 from 1,677 in December 1999. During 2000 there was a $1.3 million charge for a bonus for employees laid off as a result of the CorporationÕs reorganization process.

Other operating expenses reflected an increase of $3.9 million or 3.8% for the year ended December 31, 2000 when compared to the same period in 1999. This increase was due to a $1.8 million increase in business promotion and advertising due to aggressive marketing campaigns for new deposit products including ÒSuper CDÓ, ÒSuper CashÓ, ETA accounts, and several IRA deposit products as well as the cost of prizes related to the Super Cash accounts. There was also an increase in Electronic Data Processing expense of $1.5 million due to increased volumes and fees during the year. All Other operating expenses also reflected an increase of $2.6 million during 2000 due to higher commissions paid on loans, interchange fee expense and lower deferral of certain loan origination expenses. These increases were partially offset by a decrease in general insurance expenses due to the recognition of the increase in the cash surrender value of company owned life insurance policies on certain executives. The decrease in professional fees was a direct result of the CorporationÕs aggressive cost control program.

1998 and 1999 Due to an aggressive cost control program and an ongoing examination of the CorporationÕs operating structure, operating expenses reflected a slight increase of 3.2% from $166.4 million for the year ended December 31, 1998 to $171.8 million for the year ended December 31, 1999. The increase of $5.4 million in operating expenses was due primarily to a $5.1 million increase in operating expenses and a slight increase of $0.3 in personnel costs. The increase in operating expenses is due primarily to an increase in ÒAll otherÓ expenses of $4.0 million. This $4.0 million increase was due to an increase of $3.0 million in operational reserves compared to 1998 coupled with increases in amortization of computer programs of $0.9 million and loan servicing fees of $0.6 million. In addition, there was an increase in business promotion expense of $1.5 million due to aggressive direct marketing campaigns including the introduction of the Super Cash account, together with an increase of $1.2 million or 7.4% in electronic data processing expenses, as well as increases in other taxes and communications expenses. The increase in electronic data processing servicing expenses reflected the effect of the CorporationÕs efforts to ensure that all equipment and systems be year 2000 compliant. Increases in other taxes were due to higher personal property taxes as well as an increase in municipal license tax on the CorporationÕs volume of business. These increases in operating expenses were partially offset by significant decreases in occupancy expense of $1.2 million, due to the CorporationÕs acquisition of its operations center in December of 1998 which had previously been leased, and in amortization of intangibles of $1.8 million due to the sale of substantially all its subsidiaryÕs mortgage servicing rights on November 30,1998.

Income Taxes

In Puerto Rico, the maximum statutory marginal corporate income tax rate applicable to the Corporation is 39%. However, there is an alternative minimum tax of 22% on the CorporationÕ s alternative minimum taxable income which, in general, applies if the CorporationÕs regular income tax liability is less than the CorporationÕs alternative minimum tax liability. The Corporation is also subject to municipal license tax at various rates that do not exceed 1.5% on the CorporationÕs taxable gross income. Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Code provides a dividend received deduction of 100% on dividends received from controlled subsidiaries, subject to taxation in Puerto Rico.

In the United States, the Corporation is subject to United States federal income tax on its taxable income that is effectively connected with the CorporationÕs trade or business in the mainland United States. The Corporation is also subject to United States federal income tax on certain income that is not effectively connected with the CorporationÕs trade or business in the mainland United States, such as interest (excluding portfolio interest) and certain dividends earned on United States securities and loans. Interest derived by the Corporation on obligations of the United States represents portfolio interest.

The difference between the statutory marginal tax rate and the effective tax rate is due to the interest income earned on certain investments and loans which is exempt from income tax (net of the disallowance of expenses attributable to the exempt income) and to the disallowance of certain expenses and other items.

1999 and 2000 The provision for income tax amounted to $20.4 million (or 20.2% of pretax earnings) for the year ended December 31, 1999 as compared to $14.5 million (or 15.9% of pretax earnings) for the year ended December 31, 2000. The decrease in the provision for income tax was due to the lower pretax earnings including the $3.8 million loss on sale of investment securities and a lower disallowance of certain expenses and other items.

1998 and 1999 The provision for income tax amounted to $19.6 million (or 21.8% of pretax earnings) for the year ended December 31, 1998 as compared to $20.4 million (or 20.2% of pretax earnings) for the year ended December 31, 1999. The increase in the provision for income tax was due to the higher pretax earnings and this was partially offset by higher benefits of net tax-exempt interest income.

Financial Condition

Investment Portfolio

The following table sets forth the CorporationÕs investments in government and corporate securities and certain other financial investments at December 31, 2000 and December 31, 1999 by contractual maturity, giving comparative book and market values and average yield for each of the categories. The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, some of its investment securities have been classified as available for sale. The Corporation may decide to sell some of the securities classified as available for sale either as part of its efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors. Investment securities available for sale are carried at fair value and unrealized gains and losses net of taxes on these investments are included in a separate component of stockholdersÕ equity. Gains or losses on sales of investment securities available for sale are recognized when realized and are computed on the basis of specific identification. At December 31, 1999 and December 31, 2000, the Corporation had investment securities available for sale of $1.2 billion and $1.0 billion, respectively.

The Corporation occasionally acquires securities for trading purposes and carries its trading account at market. Financial instruments including, to a limited extent, derivatives, such as options contracts, are used by the Corporation in dealing and other trading activities and are carried at market value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account as part of the results of operations in the period in which the changes occur. At December 31, 1999 and 2000, the Corporation had no securities held for trading.

Investment securities are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities those investments that it has the intent and the ability to hold until maturity.

The table below summarizes the CorporationÕs available for sale, trading and investment securities:

December 31, 2000

_________________________________________________________________________________

After After

One Year Five Years

Within but Within but Within Over Total Market Average

One Year Five years Ten years Ten years Book Value Value Yield

_________________________________________________________________________________

(Dollars in thousands)

U.S. Treasury $ 158,800 $ - $ - $ - $ 158,800 $ 158,800 6.46%

U.S. Agency Notes 49,766 1,322,885 484,610 - 1,857,261 1,840,263 5.82%

P.R. Government Obligations. . - 3,347 18,072 12,714 34,133 34,192 6.63%

Mortgage-backed Securities . . 21 781 30,358 522,832 553,992 553,118 6.86%

Foreign Securities - 225 25 - 250 250 7.03%

Other Securities - - - 79,638 79,638 79,638 7.30%

___________ __________ __________ __________ __________ __________

Total Securities $ 208,587 $ 1,327,238 $ 533,065 $ 615,184 $ 268,074 $2,666,261 6.13%

======== ======== ======== ======== ======== ========

December 31, 1999

_________________________________________________________________________________

After After

One Year Five Years

Within but Within but Within Over Total Market Average

One Year Five years Ten years Ten years Book Value Value Yield

_________________________________________________________________________________

(Dollars in thousands)

U.S. Treasury $ 293,878 $ 49,297 $ - $ - $ 343,175 $ 343,141 4.60%

U.S. Agency Notes - 1,360,009 528,637 - 1,888,646 1,850,612 5.83%

P.R. Government Obligations . 6,471 3,462 19,272 9,510 38,715 37,507 6.62%

Mortgage-backed Securities . . 4 1,301 37,762 639,030 678,097 674,914 6.75%

Foreign Securities - 225 25 - 250 250 7.03%

Other Securities - - - 79,638 79,638 79,638 6.51%

___________ __________ __________ __________ __________ __________

Total Securities $ 300,353 $ 1,414,294 $ 585,696 $ 728,178 $3,028,521 $2,986,062 5.93%

======== ======== ======== ======== ======== ========

As of December 31, ____________________________________________________________________

% % %

of Total of Total of Total

1998 Loans 1999 Loans 2000 Loans

__________ _________ ___________ ________ _________ ______

(Dollars in thousands)

Commercial, Industrial, and Agricultural

Retail Commercial Banking

Middle -market $ 1,171,749 30.6% $ 1,368,947 30.4% $ 1,496,690 33.3%

Agricultural 115,328 3.0% 117,791 2.6% 108,130 2.4%

SBA 72,844 1.9% 76,997 1.7% 78,693 1.8%

Factor Liens 39,974 1.1% 37,835 0.8% 18,976 0.4%

Other 19,519 0.5% 11,122 0.3% 6,704 0.2%

__________ _________ ___________ ________ _________ ______

Retail Commercial Banking 1,419,414 37.1% 1,612,692 35.8% 1,709,193 38.1%

Corporate Banking 547,104 14.3% 662,001 14.7% 647,073 14.4%

__________ _________ ___________ ________ _________ ______

Total Commercial 1,966,518 51.4% 2,274,693 50.5% 2,356,266 52.5%

__________ _________ ___________ ________ _________ ______

Construction 222,342 5.8% 353,514 7.8% 396,895 8.8%

Consumer

Personal (Installment and other loans) . 498,101 13.0% 582,585 12.9% 532,617 11.8%

Automobile 210,332 5.5% 212,856 4.7% 157,236 3.5%

Credit Cards 81,687 2.1% 99,904 2.2% 111,233 2.5%

__________ _________ ___________ ________ _________ ______

Total Consumer 790,120 20.6% 895,345 19.8% 801,086 17.8%

Mortgage

Residential 779,017 20.4% 931,228 20.7% 914,155 20.4%

Commercial 22,997 0.6% 14,468 0.3% 17,332 0.4%

Warehousing 45,332 1.2% 39,798 0.9% 2,950 0.1%

__________ _________ ___________ ________ _________ ______

Total Mortgage 847,346 22.2% 985,494 21.9% 934,437 20.9%

__________ _________ ___________ ________ _________ ______

Total Loans, net of unearned

interest and deferred fees $ 3,826,326 100.0% $ 4,509,046 100.0% $ 4,488,684 100.0%

======== ====== ========= ====== ======== =====

Credit Risk Management and Loan Quality

The lending activity of the Corporation represents its core function, and as such the quality and effectiveness of the loan origination and credit risk areas are imperative to management for the growth and success of the Corporation. The importance of the CorporationÕs lending activity has been considered when establishing functional responsibilities, organizational reporting, lending policies and procedures, and various monitoring processes and controls.

Critical risk management responsibilities include establishing sound underwriting standards, monitoring the quality of the loan portfolio, establishing loan rating systems, assessing reserves and loan concentrations, supervising document control and accounting, providing necessary training and resources to credit officers, implementing lending policies and loan documentation procedures, identifying problem loans as early as possible, and instituting procedures to ensure appropriate actions to comply with laws and regulations.

In addition, the Corporation has an independent Loan Review Department and an independent Internal Audit Division, each of which conducts monitoring and evaluation of loan portfolio quality, loan administration, and other related activities, carried on as part of the CorporationÕs lending activity. Both departments provide periodic reports to the Board of Directors, continuously assess the validity of information reported to the Board of Directors and maintain compliance with established lending policies.

The Corporation has also established an internal risk rating system and internal classifications which serve as timely identification of the loan quality issues affecting the loan portfolio.

Credit extensions for commercial loans are approved by credit committees including the Small Loan Credit Committee, the Regional Credit Committee, the Credit Administration Committee, the Management Credit Committee, and the Board of Directors Credit Committee. A centralized department of the Consumer Lending Division approves all consumer loans.

The CorporationÕs collateral requirements for loans depend on the financial strength and liquidity of the prospective borrower and the principal amount and term of the proposed financing. Acceptable collateral includes cash, marketable securities, mortgages on real and personal property, accounts receivable, and inventory.

The CorporationÕs loan portfolio as of December 31, 1999 and 2000, amounted to $4.5 billion each year, which represented 57.8% and 60.7%, respectively, of the CorporationÕs total earning assets. The loan portfolio is distributed among various types of credit, including commercial business loans, commercial real estate loans, construction loans, small business loans, consumer lending and residential mortgage loans. The credit risk exposure provides for diversification among specific industries, specific types of business, and related individuals. As of December 31, 2000, there was no obligor group that represents more than 2.1% of the CorporationÕs total loan portfolio. Obligors resident or having a principal place of business in Puerto Rico comprise approximately 99% of the Corporation´s loan portfolio.

As of December 31, 2000, the Corporation had over 132,000 consumer loan customers and over 10,000 commercial loan customers. As of such date, the Corporation had 32 clients with commercial loans outstanding over $10.0 million. Although the Corporation has generally avoided cross-border loans, the Corporation has approximately $6.4 million in cross-border loans as of December 31, 2000.

The following risk concentration categories existed at year-end.

Industry Risk

Commercial loans, including commercial real estate and construction loans, amounted to $2.8 billion as of December 31, 2000. The Corporation accepts various types of collateral to guarantee specific loan obligations. As of December 31, 2000, an increased use of real estate as loan collateral has resulted in a portfolio of approximately $1.5 billion, or 53.2% of the commercial loan portfolio, secured by real estate, primarily residential and income producing properties. In addition, as of such date, commercial loans secured by cash collateral and marketable securities amounted to $160.6 million, or 5.8% of the commercial loan portfolio. The remaining $625.8 million of the commercial loan portfolio are secured by other types of collateral that are also accepted as an alternate source of repayment including, among others, equipment, accounts receivable, and inventory. As of December 31, 2000, unsecured loans represented $499.3 million or 18.1% of total commercial loans receivable; however, the majority of these loans were backed by personal guarantees.

In addition to the commercial loan portfolio indicated above, as of December 31, 2000, the Corporation had $1.3 billion in unused commitments under commercial lines of credit. These credit facilities are typically structured to mature within one year. As of December 31, 2000, commercial and stand-by letters of credit amounted to $98.4 million.

The commercial loan portfolio is distributed among the different economic sectors and there are no concentrations of credit consisting of direct, indirect, or contingent obligations in any specific borrower, an affiliated group of borrowers, or borrowers engaged in or dependent on one industry. The Corporation provides for periodic reviews of industry trends and the creditsÕ susceptibility to external factors.

Government Risk

As of December 31, 2000, $2.0 billion of the CorporationÕs investment securities represented exposure to the U.S. government in the form of U.S. Treasury securities and federal agency obligations. In addition, as of such date, $33.3 million of residential mortgages and $78.7 million in commercial loans were insured or guaranteed by the U.S. Government or its agencies. As of December 31, 2000, the Corporation also had $3.0 million in agricultural loans secured by U.S. Government agencies. The Corporation is one of the largest SBA lenders in Puerto Rico. Furthermore, as of December 31, 2000, there were $33.6 million of investment securities representing obligations of the Puerto Rico Government and political subdivisions thereof, $16.0 million money market deposits with Puerto Rico government banks as well as $16.6 million mortgage loans and $62.0 million commercial loans issued to or guaranteed by Puerto Rico governmental entities.

Non-Performing Assets

The following table sets forth non-performing assets as of December 31, 1996, 1997, 1998, 1999 and 2000.

As of December 31,

1996 1997 1998 1999 2000

LOANS:

Commercial, industrial, construction

and lease financing $ 22,881 $ 11,795 $ 13,070 $ 10,439 $ 31,443

Agricultural 66 655 3,311 2,086 1,179

Mortgage and real estate 37,325 28,927 22,985 23,072 22,321

Consumer 869 795 4,054 8,503 13,167

Renegotiated loans 3,335 1,524 3,321 248 -

Repossessed assets 10,819 7,601 7,005 7,959 10,345

________ ________ ________ ________ ________

Total $ 75,295 $ 51,297 $ 53,746 $ 52,307 $ 78,455

======= ======= ======= ======= =======

Accruing loans past-due 90 days or more $ 5,668 $ 9,585 $ 5,156 $ 3,406 $ 4,661

Non-performing loans to loans 1.76% 1.20% 1.22% 0.98% 1.52%

Non-performing loans plus accruing loans

past-due 90 days or more to loans 1.92% 1.47% 1.36% 1.06% 1.62%

Non-performing assets to assets 1.43% 0.85% 0.75% 0.65% 1.03%

Interest lost $ 4,518 $ 3,434 $ 1,493 $ 1,136 $ 2,276

Non-performing assets consist of past-due loans with principal or interest payments over 90 days on which no interest income is being accrued, renegotiated loans and other real estate owned.

Once a loan is placed in non-accrual status, interest is recorded as income only to the extent of the CorporationÕs management expectations regarding the full collectibility of principal and interest on such loans. The interest income that would have been realized had these loans been performing in accordance with their original terms amounted to $1.5 million in 1998, $1.1 million in 1999 and $2.3 million in 2000.

The CorporationÕs total non-performing assets increased from $52.3 million or 0.65% of total assets as of December 31, 1999, to $78.5 million or 1.03% of total assets as of December 31, 2000. This increase in non-performing assets was primarily in the commercial and consumer loan portfolios, which was partially offset by decreases in non-performing agricultural, mortgage loans and renegotiated loans. The CorporationÕs non-performing loans increased from $44.3 million or 0.98% of total loans at December 31, 1999 to $68.1 million or 1.52% of total loans at December 31, 2000. The increase in nonperforming commercial loans was mainly due to certain collateralized loans that were placed by the Corporation on non-accrual status. Repossessed assets registered an increase in 2000 of $2.4 million from December 31, 1999 to December 31, 2000. Accruing loans past-due 90 days or more increased $1.3 million.

From time to time, the Corporation sells certain non-performing loans to Crefisa, Inc. (ÒCrefisaÓ), an affiliate of the Corporation, at fair market value. Such sales amounted to $6.1 million in 1998. There were no sales of loans to Crefisa during 1999 or 2000.

The CorporationÕs policy is to discontinue the accrual of interest income when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on past-due loans except for credit card loans for which it is not recognized after four months. Once interest accrual has been discontinued, income on non-performing loans is recognized only to the extent that it is collected.

Potential Problem Loans

As a general rule, the Corporation closely monitors certain loans not disclosed under ÒNon-accrual, Past Due and Restructured LoansÓ but that represent a higher than normal credit risk. These loans are not included under the non-performing category, but management provides close supervision of their performance. The identification process is implemented through various risk management procedures, such as periodic review of customer relationships, a risk grading system, an internal watch system and a loan review process. This adverse classification system enables management to respond to changing circumstances and to address the risk that may arise from changing business conditions or any other factor that bears significantly on the overall condition of these loans. Loans classified in this group include loans of borrowers with characteristics such as negative financial trends, continuous delinquent status, adverse cash flow position, worsening of the economic sector, or any other loan that, for various reasons, is considered to be deteriorating. The principal amounts of loans under this category as of December 31, 1999 and as of December 31, 2000 were approximately $10.3 million and $19.6 million, respectively. Loans in this category were classified for regulatory purposes.

Allowance for Loan Losses

The Corporation assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable loan losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the CorporationÕs loan portfolio. The CorporationÕs management evaluates the adequacy of the allowance for loan losses on a monthly basis. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements.

At December 31, 2000, the allowance for loan losses was $51.5 million or 1.15% of loans, compared with $56.2 million or 1.25% at the same date in 1999. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses.

The allowance for loan losses was down from 126.7% of non-performing loans at December 31, 1999 to 75.7% at December 31, 2000, due to the increase in net charge offs and to the increase in non-performing loans for the year ended December 31, 2000. Net charge-offs of $41.7 million were only partially offset by a provision of $37.0 million for the year ended 2000.

Broken down by major loan categories, the allowance for loan losses as of December 31, 1998, 1999 and 2000 was as follows:

1998 1999 2000

(Dollars in thousands)

Commercial $ 21,143 $ 17,681 $ 15,307

Construction 1,331 1,819 2,175

Consumer 24,404 32,350 30,789

Mortgage 103 95 85

Other 6,476 4,255 3,170

__________ __________ __________

$ 53,457 $ 56,200 $ 51,526

======== ======== ========

Any loan meeting the definition of impaired is being measured by the Corporation at the present value of expected future cash flows using the loanÕs effective interest rate, or as a practical expedient, at the loanÕs observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on the current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the agreement. At December 31, 1998 and 2000 the portion of the allowance for loan losses related to impaired loans was $0.7 million and $1.3 million, respectively. At December 31, 1999 there was no allowance for loan losses related to impaired loans. Please refer to Notes 1 and 6 to the Audited Consolidated Financial Statements for further information.

Asset and Liability Management

The CorporationÕs policy with respect to asset and liability management is to maximize its net interest income, return on assets and return on equity while remaining within the established parameters of interest rate and liquidity risks provided by the Board of Directors and the relevant regulatory authorities. The CorporationÕs asset and liability management policies are implemented by its Asset and Liability Committee (ÒALCOÓ), which is composed of members of senior management of the Corporation including the President, Treasurer and other executive officers of the Corporation. Senior members of the CorporationÕs Treasury area meet each week with the Investment Committee to discuss market conditions and strategies. In addition, the CorporationÕs Corporate Controller reports monthly to the ALCO on the status of all open positions of the Corporation. The ALCO reports on a monthly basis to the members of the BankÕs Board of Directors.

Market Risk and Interest Rate Sensitivity

A key component of the CorporationÕs asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity, which means that an increase in interest rates would have a positive effect on net interest income, while a decrease in interest rates would have a negative effect on net interest income. The Corporation typically experiences a negative gap, which denotes liability sensitivity and means that an increase in interest rates would have a negative effect on net interest income while a decrease in interest rates would have a positive effect on net interest income.

The CorporationÕs interest rate sensitivity strategy takes into account not only rates of return and the underlying degree of risk, but also liquidity requirements, capital costs and additional demand for funds. The CorporationÕs maturity mismatches and positions are monitored by the ALCO and are managed within limits established by the Board of Directors.

The following table sets forth the repricing of the CorporationÕs interest earning assets and interest bearing liabilities at December 31, 2000 and may not be representative of interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period.

Interest Rate Sensitivity

As of December 31, 2000

_____________________________________________________________________________________________________

0 to 3 3 months 1 to 3 3 to 5 5 to 10 More Than No Interest

Months to a Year Years Years Years 10 Years Rate Risk Total

_____________________________________________________________________________________________________

ASSETS: (Dollars in thousands)

Investment Portfolio $ 464,222 $ 59,631 $ 1,263,498 $ 531,680 $ 272,173 $ 13,232 $ 79,638 $ 2,684,074

Cash and Cash Equivalents 71,247 - - - - - 199,907 271,154

Loan Portfolio

Commercial 1,352,091 211,039 284,578 260,443 209,289 38,826 - 2,356,266

Construction 338,381 9,993 5,360 9,358 32,994 809 - 396,895

Consumer `185,095 119,348 272,378 167,892 56,267 106 - 801,086

Mortgage 41,871 93,870 266,686 225,946 305,653 411 - 934,437

Fixed and Other Assets - - - - - - 198,755 198,755

___________ __________ __________ __________ __________ __________ __________ __________

Total Assets 2,452,907 493,881 2,092,500 1,195,319 876,376 53,384 478,300 7,642,667 ___________ __________ __________ __________ __________ __________ __________ __________

LIABILITIES AND

STOCKHOLDERS' EQUITY

External Funds Purchased

Commercial Paper 69,766 - - - - - - 69,766

Repurchase Agreements 663,809 275,000 225,006 - - - - 1,163,815

Federal Funds 225,000 100,000 - - - - - 325,000

Deposits

Certificates of Deposit 2,106,775 442,708 138,329 68,299 54,820 23,883 - 2,834,814

Demand Deposits

and Savings Accounts 365,652 - 546,625 - 285,260 - - 1,197,537

Transactional Accounts - - - - - 889,269 - 889,269

Senior and Subordinated Debt 241,599 - 65,000 50,000 - 97,792 - 454,391

Other Liabilities and Capital - - - - - - 708,075 708,075

___________ __________ __________ __________ __________ __________ __________ __________

Total Liabilities and Capital 3,672,601 817,708 974,960 118,299 340,080 1,010,944 708,075 7,642,667

___________ __________ __________ __________ __________ __________ __________ __________

Off-Balance Sheet

Financial Information

Interest Rate Swaps (Assets) 139,481 - - - 50,000 20,000 - 209,481

Interest Rate Swaps (Liabilities) 70,000 35,000 - 104,481 - - - 209,481

Caps 1,250,000 - - - - - - 1,250,000

Caps Final Maturity - 175,000 1,075,000 - - - - 1,250,000

___________ __________ __________ __________ __________ __________ __________ __________

GAP $ 99,787 $ (533,827) $ 42,540 $ 972,539 $ 586,296 $ (937,560) $ (229,775) $ -

========= ========= ========= ========= ========= ========= ========= =========

Cumulative GAP $ 99,787 $ (434,040) $ (391,500) $ 581,039 $ 1,167,335 $ 229,775 $ - $ -

========= ========= ========= ========= ========= ========= ========= =========

Interest rate risk is the primary market risk to which the Corporation is exposed. Nearly all of the CorporationÕs interest rate risk arises from instruments, positions and transactions entered into for purposes other than trading. They include loans, investment securities, deposits, short-term borrowings, senior and subordinated debt and derivative financial instruments used for asset and liability management.

As part of its interest rate risk management process, the Corporation analyzes on an ongoing basis how profitable the balance sheet structure is and how this structure will react under different market scenarios. In order to carry out this task, management prepares two standardized reports with detailed information on the sources of interest income and expense: the ÒFinancial Profitability ReportÓ and the ÒNet Interest Income Shock Report.Ó The former deals with historical data while the latter deals with expected future earnings.

The Financial Profitability Report identifies individual components of the CorporationÕs non-trading portfolio independently with their corresponding interest income or expense. It uses the historical information at the end of each month to track the yield of such components and to calculate net interest income for such time period.

The Net Interest Income Shock Report uses a simulation analysis to measure the amount of net interest income the Corporation would have from its operations throughout the next twelve months and the sensitivity of these earnings to assumed shifts in market interest rates throughout the same period. The most important assumptions of this analysis are: (i) rate shifts are parallel and immediate throughout the yield curve; (ii) rate changes affect all assets and liabilities equally; (iii) interest bearing demand accounts and savings passbooks will run off in a period of one year; and (iv) demand deposit accounts will run off in a period of ten years. Cash flows from assets and liabilities are assumed to be reinvested at market rates in similar instruments. The objective is to simulate a dynamic gap analysis enabling a more accurate interest rate risk assessment.

Risk management policy and procedures establish a risk tolerance loss limit of 3.0% for net interest income in a scenario of a 100 basis point (1.0%) increase in market rates. As of December 31, 2000, it was determined for purposes of the Net Interest Income Shock Report that the Corporation had a potential loss in net interest income of approximately $1.5 million if market rates were to increase 100 basis points immediately and parallel across the yield curve. This represented a potential 0.5% decrease in net interest income, less than the 3.0% limit.

Derivatives

The operations of the Corporation are subject to the risk of interest rate fluctuations to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing net interest income, given levels of interest rate risk consistent with the CorporationÕs business strategies. The Corporation has limited involvement with derivative financial instruments and uses them mostly for hedging purposes.

Asset-liability management activities are conducted in the context of the CorporationÕs liability sensitivity to interest rate changes. To achieve its risk management objectives, the Corporation uses a combination of derivative financial instruments, including interest rate swaps and caps.

The CorporationÕs principal objective in holding interest rate swap agreements is the management of interest rate risk. The CorporationÕs policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate risk characteristic of the instrument. As of December 31, 2000, the Corporation had a swap portfolio of $209.5 million. Retail certificates of deposit amounting to $70.0 million had been swapped to create a floating rate source of funds. The Corporation also swapped $35.0 million of floating-rate medium term notes, $100.0 million of term funds and a $4.5 million variable rate loan were fixed at a spread over U.S. Treasury securities.

The Corporation has entered into a series of derivative transactions, in which a total of $1.3 billion in caps were purchased against the one month Libor (the Index). $175 million were at a level of 5.25% for up to 1 year, $500 million were at a level of 5.75% for 2 years, and $575 million were at a level of 6.5% for 2 years. The purpose of these transactions is to hedge the CorporationÕs cost of funds, specifically the Commercial Paper Program and Repurchase Agreements, and to close the gap in a scenario of interest rates to the upside. The total premium paid was $27.7 million, which was being amortized on a monthly basis throughout the life of the Caps until December 31, 2000.

On January 1, 2001 the Corporation implemented the provision of Statement of Financial Accounting Standards No. 133 (SFAS No. 133), ÒAccounting for Derivative Instruments and Hedging ActivitiesÓ as amended by Statements of Financial Accounting Standards No. 137 ÒAccounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133Ó, and SFAS No. 138, ÒAccounting for Derivative Instruments and Hedging Activities-An Amendment of FASB Statement No. 133Ó. SFAS No. 133, as amended establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and should not be applied retroactively to financial statements of prior periods. The transition adjustment that resulted from the application of SFAS No. 133 on January 1,2001 amounted to a loss of approximately $8,246,000 net of the effect of the related tax benefit of approximately $5,272,000, which will be reported as a cumulative type adjustment in the statement of income and a loss of approximately $1,507,000, which will be reported net of the effect of the related tax benefit of approximately $964,000 in other comprehensive income. Due to the application of this Statement, during the year 2001 the Corporation will not be amortizing the premium on Caps held that totaled $14.8 million at December 31, 2000. The effect of not amortizing this premium will be a reduction in interest expense of approximately $11.7 million during 2001. Management expects that by the end of 2001, the net effect of the application of SFAS No. 133 on the CorporationÕs consolidated financial position and results of operations will be immaterial in amount.

Funding

The principal sources of funding for the Corporation are its equity capital, core deposits from retail and commercial clients, and wholesale deposits and borrowings raised in the interbank and commercial markets.

The following table sets forth the CorporationÕs average daily balance of liabilities for the years ended December 31, 1998, 1999 and 2000 in each case together with the average interest rates paid thereon.

Year ended December 31,

1998 1999 2000

% of % of % of

Average Total Average Average Total Average Average Total Average

Balance Liabilities Cost Balance Liabilities Cost Balance Liabilities Cost

________ ________ ________ ________ ________ ________ ________ ________ ________

(Dollars in thousands)

Savings deposits $ 1,410,914 23.7% 3.45% $ 1,491,367 20.8% 3.13% $ 1,440,686 19.9% 3.93%

Time deposits 1,595,996 26.9% 5.30% 1,582,284 22.0% 5.16% 2,051,311 28.3% 5.82%

__________ ________ __________ ________ __________ ________

Interest bearing deposits 3,006,910 50.6% 4.44% 3,073,651 42.8% 4.17% 3,491,997 48.2% 5.04%

__________ ________ __________ ________ __________ ________

Fed funds, repos,

commercial paper 1,631,534 27.4% 5.49% 2,869,967 40.0% 5.30% 2,573,586 35.6% 6.27%

Term and capital notes 475,521 8.0% 5.71% 449,038 6.2% 5.72% 441,384 6.1% 6.38%

__________ ________ __________ ________ __________ ________

Total borrowings 2,107,055 35.4% 5.54% 3,319,005 46.2% 5.36% 3,014,970 41.7% 6.29%

__________ ________ __________ ________ __________ ________

Interest bearing liabilities 5,113,965 86.0% 4.89% 6,392,656 89.0% 4.79% 6,506,967 89.9% 5.62%

__________ ________ __________ ________ __________ ________

Non-interest bearing

deposits 712,452 12.0% 0.00% 665,686 9.3% 0.00% 624,148 8.6% 0.00%

Other liabilities 117,856 2.0% 0.00% 125,588 1.7% 0.00% 104,856 1.5% 0.00%

Total non-interest

__________ ________ __________ ________ __________ ________

bearing liabilities 830,308 14.0% 0.00% 791,274 11.0% 0.00% 729,004 10.1% 0.00%

__________ ________ __________ ________ __________ ________

Total Liabilities $ 5,944,273 100.0% 4.21% $ 7,183,930 100.0% 4.26% $ 7,235,971 100.0% 5.05%

========= ======= ========= ======= ========= =======

The following table sets forth additional detail on the CorporationÕs deposit base for the years ended December 31,1998, 1999 and 2000.

Year

Average Total Deposits 1998 1999 2000

(Dollars in thousands)

Private Demand $ 665,265 $ 608,557 $ 571,130

Public Demand 47,187 57,129 53,018

__________ __________ __________

Non-interest bearing 712,452 665,686 624,148

__________ __________ __________

Savings Accounts 739,999 800,354 716,871

NOW and Super NOW accounts 311,395 308,479 293,505

Government NOW accounts 359,520 382,534 430,310

__________ __________ __________

Savings Accounts 1,410,914 1,491,367 1,440,686

Certificates of Deposit:

Under $100,000 292,298 265,460 315,684

$100,000 and over 888,618 981,650 1,406,567

936 307,579 220,891 134,611

Public time accounts 107,501 114,283 194,449

__________ __________ __________

Certificates of Deposit 1,595,996 1,582,284 2,051,311

__________ __________ __________

Total Deposits $ 3,719,362 $ 3,739,337 $ 4,116,145

======== ======== ========

The CorporationÕs most important source of funding is its customer deposits. Non-interest bearing deposits, representing 8.6% of the CorporationÕs average total liabilities in the year ended December 31, 2000, are the least expensive source of funding for the Corporation. Total average deposits represent 52.1% and 56.9% of total average liabilities of the Corporation as of December 31, 1999 and December 31, 2000, respectively.

For the year ended December 31, 2000, the CorporationÕs customer deposits (average balance) consisted primarily of $624.1 million in non-interest bearing checking accounts and $3.5 billion of interest bearing deposits. Non-interest bearing deposits and total interest bearing deposits represent 8.6% and 48.2% of the CorporationÕs average total liabilities for the year ended December 31, 2000.

The average balance of the CorporationÕs borrowings decreased 9.2% from $3.3 billion for the year ended December 31, 1999 to $3.0 billion for the year ended December 31, 2000, pursuant to the CorporationÕs policy to shift to lower paying deposits to finance average interest earning assets. This was accomplished by the launching of new products during 2000 and with an aggressive direct marketing campaign to maximize deposit origination.

During the month of June 1998, the Corporation borrowed $50.0 million under a local tax-exempt industrial revenue bond financing. During November 1999 and September 2000 another $25.0 million and $26.0 million, respectively, were borrowed under similar terms and conditions. The Corporation is required to use the net proceeds of these financing arrangements to fund loans to small and medium size qualified projects.

The CorporationÕs current funding strategy is to continue to use various alternative funding sources taking into account their relative cost, their availability and the general asset and liability management strategy of the Corporation, placing a stronger emphasis on obtaining client deposits and reducing reliance on borrowings. During 2000 the Corporation increased its deposits by 21.2% over 1999 balances while decreasing total borrowings by 39.1%.

For further information regarding the CorporationÕs borrowings, see Notes 11 and 12 to the Audited Consolidated Financial Statements for the Years Ended December 31, 2000, 1999 and 1998.

Liquidity

The CorporationÕs general policy is to maintain liquidity adequate to ensure its ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet its own working capital needs. Liquidity is derived from the CorporationÕs capital, reserves and securities portfolio. The Corporation has established lines of credit with foreign and domestic banks, has access to U.S. markets through its commercial paper program and also has broadened its relations in the Federal funds and repurchase agreement markets to increase the availability of other sources of funds and to augment liquidity as necessary. As of December 31, 2000, the Corporation had $1.6 billion in unsecured lines of credit and $5.7 billion in collateralized lines of credit with banks and financial entities. As of December 31, 2000, the Corporation had $1.2 billion available under its unsecured lines of credit and $4.5 billion available in collateralized lines of credit with banks and other financial entities. As of December 31, 2000, the portfolio was highly rated and very liquid, enabling the Corporation to treat it as a secondary source of liquidity.

The Corporation has one of the highest stand-alone credit ratings of any Corporation in Puerto Rico which permits the Corporation to utilize various alternative funding sources. The CorporationÕs current ratings are as follows:

Standard MoodyÕs Investor Fitch

& PoorÕs Services IBCA

_____________ __________________ _________

Shot term funding A-1 P1 F1

Long term funding A A1 A+

Management monitors liquidity levels each month. The focus is on the liquidity ratio, which presents total liquid assets over net volatile liabilities and core deposits. Liquid assets include short-term investments, free marketable securities and cash accounts. At December 31, 2000, the Corporation had total available liquid assets of $878 million. Net volatile liabilities are composed of borrowings and time deposits with balances over $100,000 (excluding those secured by assets). As of December 31, 2000 the liquidity ratio for the Corporation was 20%. The Corporation believes it has sufficient liquidity to meet current obligations.

Maturity and Interest Rate Sensitivity of Interest Earning Assets as of December 31, 2000

The following tables set forth an analysis by type and time remaining to maturity of the CorporationÕs loans and securities portfolio as of December 31, 2000. Loans are stated before deduction of allowance for loan losses.

Capital

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the CorporationÕs consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the CorporationÕs assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The CorporationÕs capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2000, the Corporation is well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2000, the Corporation continued to exceed the regulatory risk-based capital requirements for well-capitalized institutions. A depository institution is deemed well-capitalized if it maintains a leverage ratio of at least 5%, a risk-based Tier I capital ratio of at least 6% and a risk-based total capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. Tier I capital and total capital to risk-adjusted assets ratios at December 31, 2000 were 11.00% and 12.06% respectively and the leverage ratio was 7.53%.

---

StockholdersÕ Equity

As of December 31, 1999, total stockholdersÕ equity was $546.6 million or 6.8% of total assets, compared to $595.8 million or 7.8% of total assets as of December 31, 2000. The increase was due to the net income generated during the year ended December 31, 2000 and the effect of unrealized net gains on investment securities available for sale, net of tax. These increases were partially offset by the effect of cash dividends declared on common and preferred stock in 2000 and the repurchase at a cost of $23.3 million of 1,535,000 shares of its common stock under the stock repurchase program approved by the Board of Directors.

During 2000 the CorporationÕs dividend distribution was 10% greater than in 1999. On January 11, 2000 the Board of Directors of the Corporation declared a 10% stock dividend on common stock held by registered shareholders as of January 31, 2000. The common stock dividend was distributed on February 22, 2000. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in this document and the accompanying financial statements have been restated to reflect the stock dividend.

Dividends declared on common stock during 2000 totaled $18.5 million representing dividends per share of $0.44.

Santander BanCorp was incorporated under the laws of the Commonwealth of Puerto Rico and is an 80.5% directly and indirectly owned subsidiary of Banco Santander Central Hispano, S.A. (BSCH). Santander BanCorp was created for the purpose of effecting a corporate reorganization and to serve as a bank holding company. On May 2nd, 2000 the corporate reorganization took place and Santander BanCorp now serves as the bank holding company for Banco Santander Puerto Rico and Subsidiary (the Bank). As a result of this reorganization each of the BankÕs outstanding shares of common stock was converted into one share of common stock of the new bank holding company. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board.

On September 26, 2000 the Corporation acquired 100% of the common stock of Inversiones y Desarrollos del Caribe, Inc. (INDECA) for the purpose of establishing an insurance agency. Santander Insurance Agency has been approved by the Commissioner of Insurance of Puerto Rico to operate as an Insurance and General Agent, effective October 10, 2000.

The Corporation adopted and implemented a Stock Repurchase Program immediately after Santander BanCorp became the holding company of the Bank on May 2nd, 2000. Under the May 2nd, 2000 Stock Repurchase Program the Corporation acquired 3% of its outstanding common shares. A second Stock Repurchase Program was approved in December 2000 to acquire 3% of the CorporationÕs outstanding common shares. As of December 31, 2000, 1,535,000 shares amounting to $23.3 million had been repurchased under both plans.

The Corporation started a Dividend Reinvestment and Cash Purchase Plans in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

On February 10, 1998, the Corporation declared and paid a cash dividend of $1.97 per share (on a post-split basis, as mentioned in the following paragraph) for a total of $75,000,000. During 1999 and 2000, the Corporation declared and paid quarterly cash dividends of $0.11 per share.

At the Annual ShareholdersÕ Meeting, held April 7, 1998, shareholders approved substantial amendments to the CorporationÕs Articles of Incorporation. These amendments included a change in authorized capital from 50,000,000 shares of common stock with a par value of $5 to 200,000,000 shares of common stock with a par value of $2.50 and 10,000,000 shares of preferred stock with a par value of $25. On that same day the Board of Directors of the Corporation authorized a two-for-one stock split. All per share data included herein has been retroactively adjusted to reflect the stock split.

In June 1998, the Corporation declared dividends to common shareholders in the form of Series A Preferred Stock, issuing one share of Series A Preferred Stock for every 15 common shares and one share of Series A Preferred Stock for every 189 common shares, with fractional shares paid. In June 1998, the Corporation paid a 7.125% cash dividend to the holders of the Series A Preferred Stock, which amounted to approximately $267,000. A pricing committee of the Board of Directors fixed permanently the dividend rate of the Series A Preferred Stock to 7% which is effective for dividends payments after June 30, 1998. The Corporation has continued to pay dividends on preferred stock at the rate of 7% annually. For the years ended December 31, 2000 and 1999 the Corporation paid $4.6 million in preferred dividends and for the year ended December 31, 1998 the Corporation paid $2.6 million in preferred dividends.

The terms of the Series A Preferred Stock do not permit the payment of cash dividends on the Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of the Series A Preferred Stock are entitled to receive non-cumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock.

The Series A Preferred Stock is not redeemable prior to July 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Corporation at the redemption prices set forth herein, subject to prior approval of the Federal Deposit Insurance Corporation and the Commissioner of Financial Institutions of Puerto Rico, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.

During November 1998, the Corporation issued 500,000 common shares at $21.50 in connection with its initial public offering. As a result thereof Banco Santander, S.A.Õs ownership percentage was reduced from 99.60% as of December 31, 1997 to 78.30% as of December 31, 1998. As of December 31, 2000 Banco Santander Central Hispano, S.A.Õs (formerly Banco Santander, S.A.) ownership increased to 80.5% as a result of the CorporationÕs Stock Repurchase Program.

The CorporationÕs common stock is listed on the New York Stock Exchange (ÒNYSEÓ) and the Madrid Stock Exchange (Latibex). The symbol on the NYSE for the common stock is ÒSBPÓ. There were approximately 154 holders of record of the CorporationÕs common stock as of December 31, 2000, not including beneficial owners whose shares are held in names of brokers or other nominees.

The following table sets forth the high and low prices of the CorporationÕs common stock for the periods indicated, after retroactive adjustment for the effect of the stock dividend declared on January 11,2000.

Intangible assets were $29.8 million at December 31, 2000, compared with $30.3 million at December 31, 1999.

The decrease in intangible assets was due to the amortization to income of subject assets. Total intangibles consisted of:

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 1998, 1999 and 2000.

In 1998 the Corporation acquired its operations facility located at No. 3 Arterial Hostos Avenue, New San Juan Center, Hato Rey, at book value from an affiliate. The Corporation also purchased two lots for future development of parking facilities in the Hato Rey area. During 1999 the Corporation acquired an additional lot for future development in the Hato Rey area and invested $1.4 million in improvements of existing facilities. During 2000, the Corporation acquired one lot for future development of a parking facility in Hato Rey, and sold one of the lots acquired in 1999 and a building facility that was unoccupied.

Capital expenditures on data processing equipment during 1999 were due to the installation of a Bankwide WAN (Wide Area Network), installation of new Y2K compatible ATMs, and installation of equipment for the check images project.

Software additions during 1999 included the completion of Year 2000 installations, the Corporation´s internet Banking project and check image project.

Lower capital expenditures during 2000 were due to the CorporationÕs reorganization process, rationalization of facilities maximizing the use of Corporation owned premises. In addition, the significant investments made during 1998 and 1999 resulted in fewer needs during 2000.

Environmental Matters

Under various environmental laws and regulations, a lender may be liable as an ÒownerÓ or ÒoperatorÓ for the costs of investigation or remediation of hazardous substances at any mortgaged property or other property of a borrower or at its owned or leased property regardless of whether the lender knew of, or was responsible for, the hazardous substances. In addition, certain laws in which some of the CorporationÕs assets are located impose a statutory lien, which may be prior to the lien of the mortgage, for costs incurred in connection with a cleanup of hazardous substances.

Some of the CorporationÕs mortgaged properties and owned and leased properties may contain hazardous substances or are located in the vicinity of properties which are contaminated. As a result, the value of such properties may be decreased, the borrowerÕs ability to repay the loan may be affected, the CorporationÕs ability to foreclose on certain properties may be affected or the Corporation may be exposed to potential environmental liabilities. The Corporation, however, is not aware of any such environmental costs or liabilities that would have a material adverse effect on the CorporationÕs results of operations or financial condition.

Puerto Rico Income Taxes

The Corporation is subject to Puerto Rico income taxes pursuant to the Puerto Rico Internal Revenue Code of 1994, as amended to the date hereof (the ÒPR CodeÓ).

The maximum marginal statutory regular corporate tax rate that the Corporation is subject to under the PR Code is 39%. In computing its net income subject to the regular income tax the Corporation is entitled to exclude from its gross income interest derived on obligations of the Puerto Rico Government, its instrumentalities and political subdivisions, obligations of the United States Government and its agencies and instrumentalities, certain FHA and VA loans and certain GNMA securities. In computing its net income subject to the regular income tax the Corporation is entitled to claim a deduction for ordinary and necessary expenses, worthless debts, interest and depreciation, among others. The CorporationÕs deduction for interest is reduced in the same proportion that the average adjusted basis of its exempt obligations acquired after

December 31, 1987 bears to the average adjusted basis of its total assets.

The Corporation is also subject to an alternative minimum tax of 22% imposed on its alternative minimum tax net income. In general, the CorporationÕs alternative minimum net income is an amount equal to its net income determined for regular income tax purposes, as adjusted for certain items of tax preference. To the extent that the CorporationÕs alternative minimum tax for a taxable year exceeds its regular tax, such excess is required to be paid by the Corporation as an alternative minimum tax. An alternative minimum tax paid by the Corporation in a taxable year may be claimed by the Corporation as a credit in future taxable years against the excess of its regular tax over the alternative minimum tax in such years.

Under PR Code, corporations are not permitted to file consolidated returns with their subsidiaries and affiliates. However, the Corporation is entitled to a 100% dividend received deduction with respect to dividends received from Banco Santander Puerto Rico, Santander Insurance Agency, or any other Puerto Rico corporation subject to tax under the PR Code and in which the Corporation owns at least 80% of the value of its stock or voting power.

Interest paid by the Corporation to non-resident foreign corporations are not subject to Puerto Rico income tax, provided such foreign corporation is not related to the Corporation. Dividends paid by the Corporation to non-resident foreign corporations and individuals (whether resident or not) are subject to a Puerto Rico income tax of 10%.

United States Income Taxes

The Corporation, The Bank and Santander Insurance Agency are corporations organized under the laws of Puerto Rico. Accordingly, the Corporation, the Bank and Santander Insurance Agency are subject to the United States income tax under Internal Revenue Code of 1986, asamended to the date hereof (the "Code") only on certain income from sources within the United States or effectively connected with a United States trade or business.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the CorporationÕs Audited Consolidated Financial Statements and the ÒManagementÕs Discussion and Analysis of Results of Operations and Financial Condition.Ó

Average Balance Sheets and Interest Rate Data

The following table shows average balances and, where applicable, interest amounts earned on a tax-equivalent basis and paid and rates for the CorporationÕs assets and liabilities and stockholders´ equity for the years ended December 31, 1998, 1999 and 2000.

Year ended December 31,

1998 1999 2000

Average Average Average Average Average Average

Balance Interest Rate Balance Interest Rate Balance Interest Rate

____________ ____________ ________ ____________ ____________ ________ ____________ ____________ ______

(Dollars in thousands)

ASSETS:

Interest earning assets

Interest bearing deposits $ 107,319 $ 4,286 3.99% $ 104,114 $ 3,818 3.67% $ 62,761 $ 1,716 2.73%

Federal funds sold and

securities purchased

under agreements

to resell 34,867 1,845 5.29% 25,115 1,281 5.10% 54,631 3,530 6.46%

____________ ____________ ____________ ____________ ____________ ____________

Total interest bearing deposits. . 142,186 6,131 4.31% 129,229 5,099 3.95% 117,392 5,246 4.47%

____________ ____________ ____________ ____________ ____________ ____________

U.S. Treasury securities 444,004 32,291 7.27% 340,765 17,966 5.27% 206,707 13,176 6.37%

Obligations of other U.S.

government agencies

and corporations 1,275,066 93,897 7.36% 1,866,999 131,696 7.05% 1,866,540 126,206 6.76%

Obligations of government of

Puerto Rico and political

subdivisions 47,081 3,554 7.55% 45,636 3,517 7.71% 35,568 2,822 7.93%

Collateralized mortgage

obligations and mortgage

backed securities 530,931 33,947 6.39% 780,482 47,776 6.12% 612,960 42,078 6.86%

Other 37,515 2,684 7.15% 81,324 5,532 6.80% 79,888 5,657 7.08%

____________ ____________ ____________ ____________ ____________ ____________

Total investment securities 2,334,597 166,373 7.13% 3,115,206 206,487 6.63% 2,801,663 189,939 6.78%

____________ ____________ ____________ ____________ ____________ ____________

Loans (net of unearned income) . 3,619,573 336,323 9.29% 4,111,060 377,129 9.17% 4,522,601 442,203 9.78%

____________ ____________ ____________ ____________ ____________ ____________

Total interest earning assets/

interest income 6,096,356 508,827 8.35% 7,355,495 588,715 8.00% 7,441,656 637,388 8.57%

____________ ____________ ____________

Total non-interest earning assets . 329,896 362,697 363,801

____________ ____________ ____________

Total assets $ 6,426,252 $ 7,718,192 $ 7,805,457

========== ========== ==========

LIABILITIES AND STOCKHOLDERSÕ EQUITY:

Interest bearing liabilities

Savings and NOW accounts $ 1,410,914 $ 48,724 3.45% $ 1,491,367 $ 46,611 3.13% $ 1,440,686 $ 56,640 3.93%

Other time deposits 1,595,996 84,656 5.30% 1,582,284 81,605 5.16% 2,051,311 119,398 5.82%

Borrowings 1,631,534 89,527 5.49% 2,869,967 152,205 5.30% 2,573,586 161,384 6.27%

Term notes 404,996 23,179 5.72% 393,185 22,537 5.73% 421,384 26,897 6.38%

Subordinated notes 70,525 3,988 5.65% 55,853 3,128 5.60% 20,000 1,281 6.41%

_____________ ____________ ____________ ____________ ____________ ____________

Total interest bearing liabilities/

interest expense 5,113,965 250,074 4.89% 6,392,656 306,086 4.79% 6,506,967 365,600 5.62%

Total non-interest

bearing liabilities 830,308 791,274 729,004

_____________ ____________ ____________

Total liabilities 5,944,273 7,183,930 7,235,971

StockholdersÕ equity 481,979 534,262 569,486

_____________ ____________ ____________

Total liabilities and

stockholdersÕ equity $ 6,426,252 $ 7,718,192 $ 7,805,457

========== ========== ==========

Net interest income $ 258,753 $ 282,629 $ 271,788

========== ========== ==========

Cost of funding earning assets 4.11% 4.16% 4.91%

Net interest margin 4.24% 3.84% 3.65%

Report of Independent Public Accountants

To Santander BanCorp:

We have audited the accompanying consolidated balance sheets of Santander BanCorp and Subsidiaries (a Puerto Rico corporation and a subsidiary of Banco Santander Central Hispano, S.A.) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholdersÕ equity and other comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the CorporationÕs management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santander BanCorp and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Juan, Puerto Rico,

January 8, 2001.

Revenues stamp number 1683188

has been affixed to the original copy

of this report.

Consolidated Balance SheetsÑDecember 31, 2000 and 1999

(Dollars in thousands, except per share data)

Assets

2000 1999

ÑÑÑÑÑ ÑÑÑÑÑ

Cash and Cash Equivalents:

Cash and due from banks $ 199,907 $ 190,435

Interest-bearing deposits 20,247 104,676

Federal funds sold and securities purchased

under agreements to resell 51,000 20,000

ÑÑÑÑÑ ÑÑÑÑÑ

Total cash and cash equivalents 271,154 315,111

Interest-Bearing Deposits - 200

Investment Securities Available-for-Sale, at market value 1,032,693 1,249,582

Investment Securities Held to Maturity, at cost 1,651,381 1,778,939

Loans, net 4,437,158 4,452,846

Premises and Equipment, net 71,600 82,447

Accrued Interest Receivable 58,329 58,150

Other Assets 120,352 101,075

ÑÑÑÑÑ ÑÑÑÑÑ

$7,642,667 $8,038,350

========= =========

Liabilities and StockholdersÕ Equity

Deposits:

Demand $ 889,269 $ 841,719

Savings 1,197,537 1,281,869

Time 2,834,814 1,937,664

ÑÑÑÑÑ ÑÑÑÑÑ

Total deposits 4,921,620 4,061,252

Federal Funds Purchased and Other Borrowings 325,000 576,000

Securities Sold under Agreements to Repurchase 1,163,815 1,873,876

Commercial Paper Issued 69,766 413,374

Subordinated Capital Notes 20,000 30,000

Term Notes 434,391 414,001

Accrued Interest Payable 39,232 44,721

Other Liabilities 73,027 78,510

ÑÑÑÑÑ ÑÑÑÑÑ

7,046,851 7,491,734

ÑÑÑÑÑ ÑÑÑÑÑ

Contingencies and Commitments (see Notes 16 and 20)

StockholdersÕ Equity:

Preferred stock, $25 par value; 10,000,000 shares authorized,

2,610,008 issued and outstanding 65,250 65,250

Common stock, $2.50 par value; 200,000,000 shares authorized,

42,484,870 and 40,949,870 issued and outstanding in 2000, respectively and 38,622,651 issued and outstanding in 1999 106,212 96,557

Common stock dividend distributable, 3,862,219 shares (Note 14) - 9,656

Capital paid in excess of par value 122,457 122,457

Treasury stock Ñ at cost, 1,535,000 shares (23,251) -

Accumulated other comprehensive loss, net of taxes (7,316) (26,356)

Retained earnings-

Reserve fund 109,646 101,971

Redemption fund - 10,000

Undivided profits 222,818 167,081

ÑÑÑÑÑ ÑÑÑÑÑ

Total stockholdersÕ equity 595,816 546,616

ÑÑÑÑÑ ÑÑÑÑÑ

$7,642,667 $8,038,350

========= =========

Consolidated Statements of Income

For the Years Ended December 31, 2000, 1999 and 1998

(Dollars in thousands, except per share data)

2000 1999 1998

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ Interest Income:

Loans $434,957 $373,042 $333,113

Investment securities 171,842 181,620 142,576

Interest-bearing deposits 1,716 3,818 4,286

Federal funds sold and securities purchased under

agreements to resell 3,530 1,281 1,845

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Total interest income 612,045 559,761 481,820

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Interest Expense:

Deposits 176,038 128,216 133,380

Securities sold under agreements to repurchase

and other borrowings 188,281 174,742 112,705

Subordinated capital notes 1,281 3,128 3,989

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Total interest expense 365,600 306,086 250,074

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Net interest income 246,445 253,675 231,746

Provision for Loan Losses 37,000 26,375 28,800

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Net interest income after provision for loan losses 209,445 227,300 202,946

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Other Income:

Service charges, fees and other 38,999 33,736 37,759

(Loss) gain on sale of securities (3,801) 323 2,074

Gain on sale of mortgage servicing rights 1,463 2,978 7,690

Other 19,653 8,294 5,920

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Total other income 56,314 45,331 53,443

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Other Operating Expenses:

Salaries and employee benefits 69,744 70,689 70,385

Occupancy costs 15,262 14,911 16,509

Equipment expenses 13,007 12,920 12,986

Other operating expenses 76,710 73,281 66,567

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Total other operating expenses 174,723 171,801 166,447

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Income before provision for income tax 91,036 100,830 89,942

Provision for Income Tax 14,486 20,361 19,630

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Net Income $ 76,550 $ 80,469 $ 70,312

======= ======= =======

Net Income Available to Common Shareholders $ 71,983 $ 75,901 $ 67,761

======= ======= =======

Basic and Diluted Earnings per Common Share $ 1.71 $ 1.79 $ 1.61

======= ======= =======

Consolidated Statements of Changes in StockholdersÕ Equity and Other Comprehensive Income

For the Years Ended December 31, 2000, 1999 and 1998

(Dollars in thousands)

2000 1999 1998

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Preferred Stock:

Balance at beginning of year $ 65,250 $ 65,250 $ -

Stock dividend in the form of preferred stock - - 65,250

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year 65,250 65,250 65,250

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Common Stock:

Balance at beginning of year 96,557 96,557 95,307

Stock dividend distributed 9,655 - 1,250

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year 106,212 96,557 96,557

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Common Stock Dividend Distributable:

Balance at beginning of year 9,656 - -

Common stock dividend distributable, 3,862,219 shares (Note 14) - 9,656 -

Common stock dividend distributed (9,656) - -

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year - 9,656 -

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Capital Paid in Excess of Par Value:

Balance at beginning of year 122,457 71,282 62,489

Issuance of common stock - - 8,793

Stock dividend to be distributed (Note 14) - 51,175 -

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year 122,457 122,457 71,282

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Treasury Stock at cost

Balance at beginning of year - - -

Stock purchased at cost (23,251) - -

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year (23,251) - -

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Accumulated Other Comprehensive Loss, net of taxes:

Balance at beginning of year (26,356) (2,070) (488)

Unrealized net gain (loss) on investment securities available-for-sale 19,040 (24,286) (1,582)

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year (7,316) (26,356) (2,070)

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Reserve Fund:

Balance at beginning of year 101,971 93,924 86,893

Transfer from undivided profits 7,675 8,047 7,031

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year 109,646 101,971 93,924

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Redemption Fund:

Balance at beginning of year 10,000 39,096 31,563

Transfer (to) from undivided profits (10,000) (29,096) 7,533

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year - 10,000 39,096

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Undivided Profits:

Balance at beginning of year 167,081 150,710 240,811

Net income 76,550 80,469 70,312

Transfers 2,325 21,049 (14,564)

Deferred tax benefit amortization (49) (2,754) (3,046)

Common stock cash dividend (18,522) (16,994) (75,002)

Stock dividend in the form of preferred stock - - (65,250)

Preferred stock cash dividend (4,567) (4,568) (2,551)

Stock dividend to be distributed (Note 14) - (60,831) -

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Balance at end of year 222,818 167,081 150,710

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Total stockholdersÕ equity $595,816 $546,616 $514,749

======= ======= =======

Comprehensive Income:

Net income $ 76,550 $ 80,469 $ 70,312

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Other comprehensive income (loss), net of tax-

Unrealized net gains (losses) on investment securities available-for-sale 21,289 (24,290) (1,094)

Reclassification adjustment for realized (losses) gains included in net income (2,249) 4 (488)

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Unrealized net gain (loss) on investment securities available-for-sale, net of taxes 19,040 (24,286) (1,582)

ÑÑÑÑ- ÑÑÑÑ- ÑÑÑÑ-

Comprehensive Income $ 95,590 $ 56,183 $ 68,730

======= ======= =======

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2000, 1999 and 1998

(Dollars in thousands)

2000 1999 1998

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Cash Flows from Operating Activities:

Net income $ 76,550 $ 80,469 $ 70,312

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Adjustments to reconcile net income to net cash

provided by operating activities-

Depreciation and amortization 23,449 24,302 25,841

Provision for loan losses 37,000 26,375 28,800

Loss (gain) on sale of securities 3,801 (323) (2,074)

Gain on sale of mortgage servicing rights (1,463) (2,978) (7,690)

Amortization of net discount on securities (11,219) (1,920) (3,297)

Amortization of net discount on loans (974) (1,828) (1,988)

Proceeds from sales of trading securities 45,260 43,562 48,550

Purchases of trading securities (45,242) (43,571) (47,884)

Increase in accrued interest receivable (179) (13,053) (3,156)

(Increase) decrease in other assets (43,663) 5,469 (25,624)

(Decrease) increase in accrued interest payable (5,489) 7,184 4,211

(Decrease) increase in other liabilities (3,997) (9,988) 11,630

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Total adjustments (2,716) 33,231 27,319

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Net cash provided by operating activities 73,834 113,700 97,631

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Cash Flows from Investing Activities:

Decrease (increase) in interest-bearing deposits 200 10,350 (90)

Proceeds from sales of investment securities available-for-sale 338,045 151,653 175,247

Proceeds from maturities of investment securities available-for-sale 761,000 5,000 162,000

Purchases of investment securities available-for-sale (920,697) (907,786) (757,184)

Proceeds from maturities of investment securities held to maturity 179,500 4,579,086 9,477,574

Purchases of investment securities held to maturity (167,963) (4,929,127) (12,575,788)

Repayments of securities and securities called 193,149 971,106 2,514,450

Purchases of mortgage loans (79,071) (254,463) (71,497)

Net decrease (increase) in loans 58,733 (450,060) (155,382)

Proceeds from sale of mortgage servicing rights 1,463 2,978 23,104

Capital expenditures (1,899) (13,950) (24,010)

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Net cash provided by (used in) investing activities 362,460 (835,213) (1,231,576)

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Cash Flows from Financing Activities:

Net increase in deposits 860,368 338,851 193,059

Net (decrease) increase in federal funds purchased and other borrowings (251,000) 228,000 19,000

Net (decrease) increase in securities sold under agreements to repurchase (710,061) 241,651 925,893

(Decrease) Increase in commercial paper issued (343,608) 124,437 (83,707)

Net increase (decrease) in term notes 20,390 (44,054) 90,107

Payment of subordinated capital notes (10,000) (40,525) -

Repurchase of stock (23,251) - -

Dividends paid (23,089) (21,562) (77,553)

Issuance of common stock - - 10,043

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Net cash (used in) provided by financing activities (480,251) 826,798 1,076,842

ÑÑÑÑÑ- ÑÑÑÑÑÑÑ- ÑÑÑÑÑ-

Net (Decrease) Increase in Cash and Cash Equivalents (43,957) 105,285 (57,103)

Cash and Cash Equivalents, beginning of year 315,111 209,826 266,929

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Cash and Cash Equivalents, end of year $ 271,154 $ 315,111 $ 209,826

======== ======== ==========

Notes to Consolidated Financial Statements

December 31, 2000, 1999 and 1998

1. Summary of Significant Accounting Policies:

The accounting and reporting policies of Santander BanCorp (the Corporation), conform with accounting principles generally accepted in the United States and with general practices within the financial industry. The following is a summary of the most significant policies:

Nature of Operations and Use of Estimates

The Corporation was reorganized on May 2nd, 2000 under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for Banco Santander Puerto Rico and Subsidiary (the ÒBankÓ) and other entities as management deemed appropriate. As a result of this reorganization each of the BankÕs outstanding shares of common stock was converted into one share of common stock of the new bank holding company. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board. The reorganization was treated as a tax-free reorganization and the exchange by the BankÕs shareholders of their shares of the BankÕs common stock for shares of Santander BanCorpÕs common stock constituted a tax-free exchange for purposes of Puerto Rico income tax laws. The consolidated financial statements reflect the reorganization as if it had occurred for all periods presented.

On September 26, 2000 the Corporation acquired 100% of the common stock of Inversiones y Desarrollos del Caribe, Inc. (INDECA) now doing business as Santander Insurance Agency, for the purpose of establishing an insurance agency. The insurance agency is currently in a start up situation and had no significant operations as of the end of the year. Santander Insurance Agency has been approved by the Commissioner of Insurance of Puerto Rico to operate as an Insurance and General Agent, effective October 10, 2000.

The Corporation also offers banking and mortgage banking services through its subsidiaries.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements, include the accounts of the Corporation, Santander Insurance Agency, the Bank and its wholly owned subsidiary, Santander Mortgage Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Purchased under Agreements to Resell

The Corporation purchases securities under agreements to resell. The amounts advanced under these agreements represent short-term financing transactions.

Interest Income

In general, interest income on loans and securities is recognized on a basis which produces a constant yield over the term of the loan or security. Accrual of interest income is discontinued when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on delinquent loans, except for credit cards for which interest is not recognized after four months. Once interest accrual has been discontinued, income on nonperforming loans is recognized only to the extent that it is collected.

Loan Origination and Commitment Fees and Related Costs

Loan origination and commitment fees and certain loan origination costs are deferred. These are amortized over the life of the related loans as a yield adjustment.

Trading Account

The Corporation acquires securities for trading and carries its trading account at market. Financial instruments including, to a limited extent, derivatives such as options contracts, are utilized by the Corporation in dealing and other trading activities and are carried at market value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account in the period in which the changes occur. Interest revenue and expense arising from trading instruments are included in the income statement as part of net interest income rather than in the trading profit or loss account.

Investment Securities Available-for-Sale

The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, the Corporation decided that some of its investment securities would be potentially available-for-sale in the event that such sales might be necessary either as part of the CorporationÕs efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors.

Investment securities available-for-sale are carried at fair value and unrealized gains and losses on these investments are included in accumulated other comprehensive income (loss) which is a separate component of stockholdersÕ equity. Gains or losses on sales of investment securities available-for-sale are recognized in the income statement when realized and are computed on the basis of specific identification.

Investment Securities Held to Maturity

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities those investments which it has the intent and the ability to hold until maturity.

Derivative Financial Instruments

The Corporation uses derivative financial instruments mostly as hedges of interest rate risk and to secure future cash flows. Until December 31, 2000, gains and losses on these contracts were deferred and were reflected in income when the contracts were settled. Effective January 1, 2001, the Corporation accounts for its derivative instruments following the provisions of Statements of Financial Accounting Standards, No. 133, Ò Accounting for Derivative Instruments and Hedging ActivitiesÓ, as amended. The Corporation engages on a limited basis in derivative financial instruments for trading purposes.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned finance charges and allowance for loan losses. The Corporation follows a systematic methodology to establish and evaluate the adequacy of the allowance for loan losses to provide for inherent losses in the loan portfolio. This methodology includes the consideration of factors such as economic conditions, portfolio risk characteristics, prior loss experience, results of periodic credit reviews of individual loans and financial accounting standards.

The provision for loan losses charged to current operations is based on an evaluation of the risk characteristics of the loan portfolio and the economic conditions. Loan losses are charged and recoveries are credited to the allowance for loan losses.

The Corporation measures certain impaired loans (except for large groups or smaller-balance homogeneous loans like residential mortgage, credit and consumer installment loans, which are collectively evaluated for impairment) based on the present value of expected future cash flows discounted at the loan´s original effective interest rate. As a practical expedient, impairment may be measured based on the loanÕs observable market price or the fair value of the collateral (if the loan is collateral dependent). When the measure of the impaired loan is less than the recorded amount, the impairment is recorded through the allowance for loan losses. For the three years in the period ended December 31, 2000, the amount of restructured loans was immaterial to the accompanying consolidated financial statements.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization which is computed utilizing the straight-line method over the estimated useful lives of the assets which range between three and fifty years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is lower. Gains or losses on dispositions are reflected in current operations.

Other Real Estate

Other real estate, normally obtained through foreclosure or other workout situations, is included in other assets and stated at the lower of the outstanding loan balance at the time of acquisition, or the fair market value of the property based on appraisals; any resulting loss is charged to the allowance for loan losses. An appraisal of other real estate properties is made once a year after its acquisition. The difference between the appraised value and the carrying value, if any, is charged to current operations. Gains or losses on disposition of other real estate and related operating income and maintenance expenses are included in current operations.

Intangible Assets

As a result of the acquisition of another commercial bank during prior years, approximately $28,255,000 was assigned to core deposits and the excess amount of $17,310,000 was recorded as an unspecified intangible. Both are included in other assets and are amortized on a straight-line basis over a period of 7 and 15 years, respectively. At December 31, 2000 and 1999, the net balance of core deposits was approximately $10,644,000 and $14,681,000, respectively. The net balance of the unspecified intangible was approximately $11,509,000 and $12,591,000 at December 31, 2000 and 1999, respectively. Management has evaluated such intangible assets for any impairment in value and has determined that such condition is not currently present.

Mortgage Banking

Mortgage loan servicing includes collecting monthly mortgagor payments, forwarding payments and related accounting reports to investors, collecting escrow deposits for the payment of mortgagor property taxes and insurance, and paying taxes and insurance from escrow funds when due. No asset or liability is recorded by the Corporation for mortgages serviced, except for mortgage servicing rights, advances to investors and escrow balances.

The Corporation recognizes as a separate asset the right to service mortgage loans for others whenever those servicing rights are acquired. The Corporation acquires mortgage servicing rights by purchasing or originating loans and selling or securitizing those loans (with the servicing rights retained) and allocates the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Further, mortgage servicing rights are assessed for impairment based on the fair value of those rights. Mortgage servicing rights are amortized over the estimated life of the related servicing income. Mortgage loan servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2000 and 1999, the unpaid principal balances of mortgage loans serviced for others amounted to approximately $325,210,000 and $12,323,000, respectively. In connection with mortgage servicing activities, the Corporation administered escrow and other custodial funds which amounted to approximately $2,567,000 and $84,000 at December 31, 2000 and 1999, respectively.

Effective November 30, 1998, Santander Mortgage Corporation sold substantially all the rights to service certain portfolios of mortgage loans owned by third parties for approximately $23,267,000. The carrying amount of such servicing rights as of November 30, 1998, was approximately $15,656,000. In connection therewith Santander Mortgage Corporation incurred certain termination and other costs of approximately $2,998,000, including taxes.

Trust Services

In connection with its trust activities, the Corporation administers and is custodian of assets which amounted to approximately $6,162,000,000 and $5,340,000,000 at December 31, 2000 and 1999, respectively. Due to the nature of trust activities, these assets are not included in the CorporationÕs consolidated balance sheets.

Securities Sold under Agreement to Repurchase

The Corporation sells securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term financing transactions and the securities underlying the agreements remain in the asset accounts.

Income Taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the CorporationÕs financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Common Share

Basic and diluted earnings per common share are computed by dividing net income attributable to common stock, by the weighted average number of common shares outstanding during the year after giving retroactive effect to the 10% stock dividend declared on January 11, 2000 (see Note 14). The CorporationÕs average number of common shares outstanding used in the computation of earnings per common share was 42,141,000 and 42,485,000 and 41,991,000 at December 31, 2000, 1999 and 1998, respectively. Basic and diluted earnings per share are the same since no stock options or other stock equivalents were outstanding for the three years in the period ended December 31, 2000.

Other Accounting Pronouncements

During 1998, the Financial Accounting Standard Board Issued Statement of Financial Accounting Standards No.133 (SFAS No. 133), ÒAccounting for Derivative Instruments and Hedging ActivitiesÓ. In addition, during 1999, the Board issued Statement of Financial Accounting Standards No. 137 (SFAS No. 137), ÒAccounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133Ó, which delays the effective date of SFAS No. 133 for one year. In addition, during 2000 the Board issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), ÒAccounting for Certain Derivative Instruments and Certain Hedging Activities Ñ An Amendment of FASB Statement No. 133Ó, which addressed a limited number of issues causing implementation difficulties for numerous entities that apply SFAS No. 133. SFAS No. 133, as amended establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and should not be applied retroactively to financial statements of prior periods. The Corporation applied SFAS No. 133 as amended in January 2001. The transition adjustment amounted to a loss of approximately $8,246,000 net of the effect of the related tax benefit of approximately $5,272,000 reported as a cumulative type adjustment in the statement of income and a loss of approximately $1,507,000 reported net of the effect of the related tax benefit of approximately $964,000 in other comprehensive income. Management expects that by the end of 2001, the net effect of the application of SFAS No. 133 on the Corporation´s consolidated financial position and results of operations will be immaterial in amount.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 (SFAS No. 140), ÒAccounting for Transfers and Servicing of Financial Assets and Extinguishments of LiabilitiesÓ. This statement replaces SFAS No. 125, ÒAccounting for Transfers and Servicing of Financial Assets and Extinguishments of LiabilitiesÓ, revising the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125Õs provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosure relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of the provisions of SFAS No. 140 that were effective for fiscal years ending after December 15, 2000 did not have a significant impact on the CorporationÕs consolidated financial statements. It is managementÕs opinion that the implementation of all other provisions of SFAS No. 140 for transactions occurring after March 31, 2001 will not have a significant impact on the CorporationÕs consolidated financial statements.

1999

Gross Gross Weighted

Amortized Unrealized Unrealized Market

Average

Cost Gains Losses Value Yield

(In thousands)

Treasury and agencies of

the United States-

Within one year $ 291,987 $ - $ 3,090 $ 288,897 4.50%

After one year but

within five years 549,837 - 17,126 532,711 5.59%

After five years but

within ten years 181,878 - 7,208 174,670 5.99%

1,023,702 - 27,424 996,278 5.35%

Mortgage-backed securities-

Over ten years 269,086 - 15,782 253,304 6.15%

$1,292,788 $ - $ 43,206 $ 1,249,582 5.51%

========= ===== ====== =========

Contractual maturities on certain securities, including mortgage-backed securities could differ from actual maturities since certain issuers have the right to call or prepay these securities.

The weighted average yield on investment securities available-for-sale is based on amortized cost, therefore it does not give effect to changes in fair value.

Proceeds from sales of investment securities available-for-sale were approximately $338,045,000, $151,653,000 and $175,247,000 in 2000, 1999 and 1998, respectively. In 1999 and 1998 gross gains of approximately $293,000 and $1,035,000, respectively, were realized.

4. Investment Securities Held to Maturity:

Investment securities held to maturity and related contractual maturities as of December 31 are as follows:

2000

Gross Gross Weighted

Amortized Unrealized Unrealized Market Average

Cost Gains Losses Value Yield

(In thousands)

Treasury and agencies of the

United States-

After one year but within five years $ 876,237 $ 7 $ 4,892 $ 871,352 5.81%

After five years but within ten years 323,518 - 12,113 311,405 6.07%

1,199,755 7 17,005 1,182,757 5.88%

Commonwealth of Puerto Rico

and its subdivisions-

After one year but within five years 3,347 13 95 3,265 6.06%

After five years but within ten years 18,072 27 2 18,097 6.99%

Over ten years 6,554 117 1 6,670 6.17%

27,973 157 98 28,032 6.68%

Mortgage-backed securities-

Within one year 21 - - 21 9.24%

After one year but within five years 781 26 - 807 9.49%

After five years but within ten years 30,358 768 2 31,124 8.12%

Over ten years 312,605 1,060 2,726 310,939 7.22%

343,765 1,854 2,728 342,891 7.30%

Foreign governments-

After one year but within five years 225 - - 225 6.97%

After five years but within ten years 25 - - 25 7.50%

250 - - 250 7.03%

Other securities 79,638 - - 79,638 7.30%

$ 1,651,381 $ 2,018 $ 19,831 $ 1,633,568 6.26%

======== === ====== ==== ====== ==== ====== ====

Contractual maturities on certain securities, including mortgage-backed securities, could differ from actual maturities since some issuers have the right to call or prepay these securities.

The weighted average yield on investment securities held to maturity is based on amortized cost. Therefore, it does not give effect to changes in fair value.

Proceeds from investment securities held to maturity that were called by the issuer were approximately $4,204,000, $539,656,000 and $2,225,000 in 2000, 1999 and 1998, respectively. Gross gains of approximately $34,000 and $372,000 were realized in 1999 and 1998, respectively. No losses were realized from investment securities called.

5. Investments Pledged:

At December 31, 2000, the CorporationÕs securities are mostly comprised of debt instruments of which $544,222,000 are pledged to secure deposits of public funds and $1,619,000,000 are pledged as collateral with other financial institutions.

6. Loans:

The CorporationÕs loan portfolio at December 31 consists of the following:

2000 1999

(In thousands)

Commercial and industrial $ 2,374,824 $ 2,294,898

Consumer 796,148 895,886

Construction 399,232 357,844

Mortgage 936,192 989,232

4,506,396 4,537,860

Unearned income (17,712) (28,814)

Allowance for loan losses (51,526) (56,200)

$ 4,437,158 $ 4,452,846

========= =========

At December 31, the recorded investment in loans that were considered impaired is as follows:

2000 1999

(In thousands)

Impaired loans with related allowance $ 31,519 $ -

Impaired loans that did not require allowance 1,481 8,954

Total impaired loans $ 33,000 $ 8,954

====== ======

Allowance for impaired loans $ 1,338 $ -

====== ======

Impaired loans measured based on value of

collateral $ 33,000 $ 8,954

====== ======

Impaired loans measured based on discounted

cash flows $ - $ -

====== ======

Interest income recognized on impaired loans $ 99 $ 55

====== ======

The average balance of impaired loans during the years 2000 and 1999 approximated the outstanding balances as of year-end.

The following schedule reflects the approximate outstanding principal amount and the effect on earnings of nonperforming loans.

2000 1999 1998

(In thousands)

Principal balance as of December 31 $ 68,110 $ 44,100 $ 43,420

====== ====== ======

Interest income which would have been

recorded had the loans not been classified

as nonperforming $ 2,276 $ 1,136 $ 1,493

====== ====== ======

7. Allowance for Loan Losses:

Changes in the allowance for loan losses are summarized as follows:

2000 1999 1998

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

(In thousands)

Balance, January 1 $ 56,200 $ 53,457 $ 53,426

Provision for loan losses 37,000 26,375 28,800

Charge-offs (53,967) (42,806) (42,876)

Recoveries 12,293 19,174 14,107

ÑÑÑÑÑ- ÑÑÑÑÑ- ÑÑÑÑÑ-

Balance, December 31 $ 51,526 $ 56,200 $ 53,457

======== ======== =========

8. Premises and Equipment:

The CorporationÕs premises and equipment at December 31 are as follows:

2000 1999

ÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Land $ 7,374 $ 10,199

Buildings 50,284 51,280

Equipment 63,056 70,563

Leasehold improvements 22,406 22,394

ÑÑÑÑÑ ÑÑÑÑÑÑ

143,120 154,436

Accumulated depreciation

and amortization (71,520) (71,989)

ÑÑÑÑÑ ÑÑÑÑÑÑ

$ 71,600 $ 82,447

======== =========

9. Other Assets:

Other assets at December 31 consist of the following:

2000 1999

ÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Deferred tax assets, net $ - $ 7,765

Core deposits intangible 11,487 16,120

Mortgage servicing rights 6,607 1,170

Accounts receivable 19,008 17,467

Other real estate 2,345 1,203

Other repossessed assets 7,999 6,756

Prepaid expenses 29,739 27,045

CustomersÕ liabilities on acceptances 3,097 4,584

Premium on interest rate caps held 14,791 3,544

Excess amount over cost of tangible

and identified intangible assets

acquired and liabilities assumed 11,749 12,949

Other 13,530 2,472

ÑÑÑÑÑ ÑÑÑÑÑÑ

$ 120,352 $ 101,075

======== =========

10. Savings and Time Deposits:

At December 31, 2000 and 1999, time deposits, including certificates of deposit in denominations of $100,000 or more, amounted to approximately $2,454,798,000 and $1,667,814,000, respectively, of which approximately $212,987,000 and $318,658,000, respectively, mature after one year.

The detail of interest expense on savings and time deposits is as follows:

2000 1999 1998

ÑÑÑÑÑÑ ÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Savings deposits $ 50,157 $ 46,604 $ 48,717

Time deposits-

Deposits of $100,000 and over 104,431 67,771 70,094

Deposits under $100,000 21,450 13,841 14,569

ÑÑÑÑÑÑ ÑÑÑÑÑ ÑÑÑÑÑÑ

$ 176,038 $ 128,216 $ 133,380

========= ======== =========

11. Short-Term Borrowings:

Following is a summary of short-term borrowings:

December 31, 2000

ÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑ

Federal Funds Securities Sold Commercial

Purchased and Under Agreements Paper

Other Borrowings to Repurchase Issued

ÑÑÑÑÑÑÑ ÑÑÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Amount outstanding at year-end $ 325,000 $ 1,163,815 $ 69,766

======== ======== =======

Average indebtedness outstanding

during the year $ 512,549 $ 1,340,254 $ 720,750

======== ======== =======

Maximum amount outstanding

during the year $ 1,039,900 $ 1,873,876 $ 945,000

======== ======== =======

Average interest rate for the year 6.37% 6.05% 6.61%

====== ====== ======

Average interest rate at year-end 6.73% 6.00% 6.71%

====== ====== ======

December 31, 1999

ÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑ ÑÑÑÑ

Federal Funds Securities Sold Commercial

Purchased and Under Agreements Paper

Other Borrowings to Repurchase Issued

ÑÑÑÑÑÑÑ ÑÑÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Amount outstanding at year-end $ 576,000 $ 1,873,876 $ 413,374

======= ========== =======

Average indebtedness outstanding

during the year $ 716,643 $ 1,596,586 $ 556,675

======= ========== =======

Maximum amount outstanding

during the year $ 925,000 $ 1,888,166 $ 855,000

======= ========== =======

Average interest rate for the year 5.20% 5.29% 5.37%

====== ====== ======

Average interest rate at year-end 6.04% 5.55% 6.18%

====== ====== ======

Federal funds purchased and other borrowings, securities sold under agreements to repurchase and commercial paper issued mature as follows:

December 31

ÑÑÑÑÑÑÑÑÑÑÑÑÑ

2000 1999

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Federal funds purchased and other borrowings:

Within thirty days $ 65,000 $ 51,000

After thirty to ninety days 60,000 475,000

Over ninety days 200,000 50,000

ÑÑÑÑÑ ÑÑÑÑÑ

$ 325,000 $ 576,000

======== ========

Securities sold under agreements to repurchase:

Within thirty days $ 663,809 $ 1,190,003

After thirty to ninety days - 233,867

Over ninety days 500,006 450,006

ÑÑÑÑÑ ÑÑÑÑÑ

$ 1,163,815 $ 1,873,876

======== ========

Commercial paper issued:

Within thirty days $ 69,766 $ 214,612

After thirty to ninety days - 198,762

ÑÑÑÑÑ ÑÑÑÑÑ

$ 69,766 $ 413,374

======== ========

The following securities were sold under agreements to repurchase:

December 31, 2000

ÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑ ÑÑÑ

Book Value Market Value Weighted

of Underlying Balance of of Underlying Average

Underlying Securities Securities Borrowings Securities Interest Rate

ÑÑÑÑÑÑÑÑÑÑÑ ÑÑÑÑÑÑ ÑÑÑÑÑÑ ÑÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Obligations of US government

agencies and corporations $ 1,090,541 $ 1,044,888 $ 1,085,175 5.79%

Mortgage-backed securities 109,102 118,927 109,201 6.48%

ÑÑÑÑÑ ÑÑÑÑÑ ÑÑÑÑÑ

$ 1,199,643 $ 1,163,815 $ 1,194,376 5.86%

======== ======== ========

December 31, 1999

ÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑÑ ÑÑÑÑÑÑ

Book Value Market Value Weighted

of Underlying Balance of of Underlying Average

Underlying Securities Securities Borrowings Securities Interest Rate

ÑÑÑÑÑÑÑÑÑÑÑ ÑÑÑÑÑÑ ÑÑÑÑÑÑ ÑÑÑÑÑ Ñ ÑÑÑÑÑÑ

(In thousands)

Obligations of US government

agencies and corporations $ 1,640,202 $ 1,547,459 $ 1,586,347 5.80%

Mortgage-backed securities 315,442 326,417 302,814 6.50%

ÑÑÑÑÑ ÑÑÑÑÑ ÑÑÑÑÑ

$ 1,955,644 $ 1,873,876 $ 1,889,161 5.90%

========= ========= =========

12. Subordinated Capital Notes and Term Notes:

Subordinated Capital Notes

Subordinated capital notes at December 31 consisted of the following:

2000 1999

ÑÑÑÑÑ ÑÑÑÑÑ (In thousands)

Subordinated capital notes issued by a former affiliate on January 22,

1992, and assumed by the Corporation-

Floating rate notes with interest payable at 100% of LIBID

rate with 4.50% floor maturing April 22, 2002 $ 20,000 $ 20,000

Subordinated capital notes issued by another commercial bank and assumed by the Corporation through acquisition-

6.25% Fixed Rate Notes Series A matured January 1, 2000 - 10,000

ÑÑÑÑÑ ÑÑÑÑÑ

$ 20,000 $ 30,000

======== ========

The LIBID rate was 6.6250% and 6.0000% at December 31, 2000 and 1999, respectively.

The subordinated capital notes are subject to redemption, at par, at the option of the Corporation, in whole, but not in part, within 180 days after the occurrence of an adverse tax law change, as defined, if the holder elects to adjust the interest rate of the subordinated capital notes. The Corporation would be required to seek regulatory approval prior to such redemption.

The notes issued by the acquired commercial bank were guaranteed by a separate irrevocable transferable standby letter of credit issued by the acquired commercial bankÕs former parent company. In the event of insolvency, the balance of the redemption fund will be subordinated to the claims of creditors.

Term Notes

Term notes payable outstanding at December 31, consisted of the following:

2000 1999

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

Term notes 1994 Series maturing August 8, 2004 at 6.82% $ 50,000 $ 50,000

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

Term notes 1995 Series maturing July 1, 2003-

Fixed rate of 6.89% 65,000 65,000

Floating rate notes at 100% of 3 month LIBID 35,000 35,000

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

100,000 100,000

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

Promissory note matured July 18, 2000 at 6.37% - 5,000

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

Term notes 1996 Series maturing in 2001-

Floating rate notes at 92% of LIBID 100,000 100,000

Floating rate notes at 96% of 3 month LIBID 25,000 25,000

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

125,000 125,000

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

Term notes 1998 Series with floating rate at 85% of 3 month LIBID-

Maturing June 12, 2003 40,000 40,000

Maturing October 8, 2003 21,600 21,600

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

61,600 61,600

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

Loan from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority

(the ÒAFICA LoanÓ) with 6.20% fixed interest maturing

June 1, 2018 50,000 50,000

Loan from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority

(the ÒAFICA LoanÓ) with 6.50% fixed interest maturing

December 1, 2019 25,000 25,000

Loan from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority

(the ÒAFICA LoanÓ) with 6.80% fixed interest maturing

December 1, 2020 26,000 -

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

101,000 75,000

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

437,600 416,600

Less- Discount (3,209) (2,599)

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

$ 434,391 $ 414,001

========== ==========

The term notes issued contain certain general restrictions related to financial ratios, among others.

The LIBID rate was 6.6250% and 6.0000% at December 31, 2000 and 1999, respectively.

In the event that interest on the subordinated capital notes and term notes held by a corporation qualifying under Section 936 of the U.S. Internal Revenue Code (936 Corporation) becomes subject to federal income tax solely by reason of the CorporationÕs failure to cause the interest on the subordinated capital notes and term notes to constitute income from Puerto Rico sources (other than by reason of an event beyond the control of the Corporation, including an adverse tax law change, as defined, or any act or failure to act on the part of such holder of the subordinated capital notes and term notes), then the Corporation will make indemnity payments to such 936 Corporation in the amount necessary for such corporations to receive the stated rate of interest on the subordinated capital notes and term notes, net of federal income tax liability.

On June 4, 1998, Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (AFICA) issued its $50,000,000 Revenue Bonds, Series A (AFICA Ñ Santander Loan Program), which proceeds were lent by AFICA to the Corporation pursuant to a loan agreement, to fund a loan program to eligible borrowers established by the Corporation. On November 10, 1999, AFICA issued its $25,000,000 Revenue Bonds, Series B (AFICA- Santander Loan Program), which proceeds were lent by AFICA to the Corporation pursuant to a loan agreement to fund a loan program to eligible borrowers established by the Corporation. On September 1, 2000, AFICA issued its $26,000,000 Revenue Bonds, Series C (AFICA-Santander Loan Program) which proceeds were lent by AFICA to the Corporation pursuant to a loan agreement to fund a loan program to eligible borrowers established by the Corporation.

Maturities of subordinated capital notes and term notes for the next five years and thereafter follow:

Year Amount

ÑÑÑÑÑÑ ÑÑÑÑÑÑ

(In thousands)

2001 $ 125,000

2002 20,000

2003 161,600

2004 50,000

2005 -

Thereafter 101,000

ÑÑÑÑÑÑ

457,600

Less- Discount (3,209)

$ 454,391

==========

13. Reserve Fund:

The Banking Law of Puerto Rico requires that a reserve fund be created and that annual transfers of at least 10% of annual net income be made, until such fund equals 10% of total paid-in capital, on common and preferred stock. Such transfers, restrict the retained earnings which would otherwise be available for dividends.

14. Preferred Stock and Common Stock Transactions:

Preferred Stock

The Corporation has 10,000,000 shares of authorized preferred stock with a par value of $25, of which 2,610,008 were issued and outstanding at December 31, 2000 and 1999. The terms of the Series A Preferred Stock do not permit the payment of cash dividends on Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of the Series A Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock. The earnings per share computation excludes the dividends paid on preferred stock. On June 29, 1998, the Corporation paid a 7.125% cash dividend to the holders of the Series A Preferred Stock, which amounted to approximately $267,000. Thereafter, the Corporation has continued to pay dividends on preferred stock at the rate of 7% annually.

The Series A Preferred Stock is not redeemable prior to July 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Corporation at the redemption prices set forth herein, subject to prior approval of the Federal Deposit Insurance Corporation and the Commissioner of Financial Institutions of Puerto Rico, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.

Common Stock

On February 10, 1998, the Corporation declared and paid a cash dividend of $1.97 per share on common stock (on a post-split basis) for a total of $75,000,000. During 1999 and 2000 the Corporation declared and paid quarterly cash dividends of $0.11 per share.

On April 7, 1998 the Corporation authorized a two-for-one stock split. All per share data included herein has been adjusted to reflect the stock split.

On May 2nd, 2000, the Bank underwent a corporate reorganization wherein Santander BanCorp was incorporated. As a result, shareholders of Banco Santander Puerto Rico became shareholders of Santander BanCorp and Banco Santander Puerto Rico became a wholly owned subsidiary of Santander BanCorp in a tax-free exchange for purposes of Puerto Rico income tax laws.

The Corporation adopted and implemented a Stock Repurchase Program in May 2000. Under the Stock Repurchase Program the Corporation acquired 3% of its outstanding common shares. On December 9, 2000 the Corporation started its second Stock Repurchase Program, under which it plans to acquire 3% of its outstanding common shares. As of December 31, 2000, 1,535,000 shares amounting to $23,251,000, had been repurchased under both plans.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

The Corporation has 200,000,000 shares of authorized common stock with par value of $2.50. At December 31, 2000 the Corporation had 42,484,870 shares issued and 1,535,000 shares held in treasury. At December 31, 1999, the Corporation had 38,622,651 common shares issued and outstanding and 3,862,219 shares distributable due to a 10% stock dividend declared on January 11, 2000 to share holders of record as of January 31, 2000. The common stock dividend was distributed on February 22, 2000. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the accompanying financial statements have been restated to reflect the stock dividend.

The earnings per share computations for 1999 and 1998 presented in the accompanying financial statements were restated to reflect the stock dividend,

as follows:

1999 1998

ÑÑÑÑÑ ÑÑÑÑÑ

(Dollars and number of shares in thousands,

except earnings per common share data)

Net income available to common shareholders $ 75,901 $ 67,761

====== ======

Average number of common shares

Outstanding prior to stock dividend 38,623 38,174

Common stock dividend 3,862 3,817

ÑÑÑÑ ÑÑÑÑ

Restated average number of common shares 42,485 41,991

====== ======

Basic and diluted earnings per common share $1.79 $1.61

==== ====

15. Income Tax:

The Corporation is subject to regular or the alternative minimum tax, whichever is higher. The effective tax rate is lower than the statutory rate primarily because interest income on certain U.S. and Puerto Rico securities is exempt from Puerto Rico income taxes.

The Corporation is also subject to federal income tax on its United States (U.S.) source income. However, the Corporation had no taxable U.S. income for each of the three years in the period ended December 31, 2000. The Corporation is not subject to federal income tax on U.S. Treasury securities that qualify as portfolio interest, nor to the branch profit tax and the branch level tax.

The components of income tax provision for the years ended December 31, are as follows:

2000 1999 1998

ÑÑÑÑÑ ÑÑÑÑÑ ÑÑÑÑÑ (In thousands)

Current tax provision $ 16,236 $ 20,703 $ 17,604

Deferred tax provision (benefit) (1,750) (342) 2,026

ÑÑÑÑÑ ÑÑÑÑÑ ÑÑÑÑÑ

Total income tax provision $ 14,486 $ 20,361 $ 19,630

========= ========= =======

The difference between the income tax provision and the amount computed using the statutory rate is due to the following:

2000 1999 1998

ÑÑÑÑÑÑÑÑÑÑ ÑÑÑÑÑÑÑÑÑÑ ÑÑÑÑÑÑÑÑÑÑ

Amount Rate Amount Rate Amount Rate

ÑÑÑÑ ÑÑ ÑÑÑÑ ÑÑ ÑÑÑÑ ÑÑ

(In thousands)

Income tax at statutory rate $ 35,504 39% $ 39,324 39% $ 35,077 39%

Benefits of net tax exempt

interest income (15,602) (17) (17,803) (18) (16,543) (18)

Disallowance of certain expenses

and other items (5,416) (6) (1,160) (1) 1,096 1

ÑÑÑÑÑ- ÑÑ ÑÑÑÑÑ- ÑÑ ÑÑÑÑÑ- ÑÑ

$ 14,486 16% $ 20,361 20% $ 19,630 22%

======= ==== ======= ==== ====== ====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the CorporationÕs deferred tax assets and liabilities at December 31, were as follows:

2000 1999

ÑÑÑÑÑ ÑÑÑÑÑ

(In thousands)

Deferred Tax Assets-

Difference between assigned values and tax bases of

net assets acquired from affiliate $ 224 $ 273

Allowance for loan losses 17 156

Deferred loan fees 479 1,198

Tax effect of unrealized gains and losses on securities

available-for-sale 4,678 16,850

Other temporary differences 901 806

ÑÑÑÑÑ ÑÑÑÑÑ

6,299 19,283

ÑÑÑÑÑ ÑÑÑÑÑ

Deferred Tax Liabilities-

Difference between assigned values and tax bases

of net assets acquired by an affiliate in a purchase

business combination 99 246

Difference in accounting treatment of certain loan

origination activities 3,205 3,188

Allowance for loan losses 5,935 8,084

ÑÑÑÑÑ ÑÑÑÑÑ

9,239 11,518

ÑÑÑÑÑ ÑÑÑÑÑ

Net deferred tax (liability) asset $ (2,940) $ 7,765

======== =======

Under the Puerto Rico Income Tax Law, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

16. Contingencies and Commitments:

Pursuant to the Purchase and Sale Agreement (the ÒAgreementÓ) dated March 6, 1996 between Banco Santander, S.A. (BSSA) and Banco Central Hispanoamericano, S.A. (BCH), the CorporationÕs Parent Company, BSSA, acquired 99.25% of the common stock of Banco Central Hispano Puerto Rico (BCHPR). Shortly, thereafter, the Corporation acquired substantially all the assets and assumed substantially all the liabilities of BCHPR. Under the Agreement and other related agreements, the Corporation is indemnified by BCH against any losses, damages or claims suffered by the Corporation or its subsidiaries resulting from the activities conducted by BCHPR in Puerto Rico prior to August 20, 1996, which were not adequately reflected in the December 31, 1995 audited financial statements and January 31, 1996 unaudited financial statements. This indemnity is limited in time to those claims filed before August 20, 1998, with the exception of tax and labor claims, which are only limited by the applicable statutes of limitations corresponding to such claims. In April 1999, BSSA and BCH merged their worldwide operations. The Parent as successor to BCH agreed to indemnify the Corporation under the same terms as the previous indemnity under the Agreement.

The Corporation is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense or insurance protection with respect of such litigation and that any losses therefrom, whether or not insured, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Corporation.

The Corporation leases certain operating facilities under noncancelable operating leases, including leases with related parties, and has other agreements expiring at various dates through 2023. Expenses charged to operations related to leases and other agreements were approximately $24,607,000, $22,565,000, and $22,518,000 for 2000, 1999 and 1998, respectively. At December 31, 2000, the minimum unexpired commitments follow:

Year Amount

ÑÑÑÑ ÑÑÑÑ

(In thousands)

2001 $ 14,856

2002 12,940

2003 12,425

2004 7,176

2005 3,033

Thereafter 16,900

ÑÑÑ

$ 67,330

======

17. Pension Plan:

Substantially all eligible employees of the Corporation and its subsidiaries are covered by a noncontributory defined benefit pension plan.

The CorporationÕs policy is to contribute to the plan normal costs which are charged to operations. However, in no event may contributions exceed the maximum or minimum limits prescribed by ERISA and the Puerto Rico Income Tax Act.

The following presents the funded status of the CorporationÕs defined benefit pension plan at December 31, 2000 and 1999, based on certain assumptions:

2000 1999

ÑÑÑÑÑ ÑÑÑÑÑ

(In thousands)

Change in projected benefit obligation-

Projected benefit obligation at beginning of year $ 19,232 $ 20,038

Service cost benefits earned during the year 1,033 1,212

Interest cost on projected benefit obligation 1,329 1,257

Actuarial gain (2,139) (2,760)

Benefit distributions (476) (515)

ÑÑÑÑÑ ÑÑÑÑÑ

Projected benefit obligation at end of year 18,979 19,232

ÑÑÑÑÑ ÑÑÑÑÑ

Change in plan assets-

Fair value of plan assets at beginning of year 23,632 20,503

Actual return on plan assets 1,733 2,601

Employer contributions - 1,043

Benefit distributions (476) (515)

ÑÑÑÑÑ ÑÑÑÑÑ

Fair value of plan assets at end of year 24,889 23,632

ÑÑÑÑÑ ÑÑÑÑÑ

Funded status 5,910 4,400

Unrecognized net actuarial gain (612) 1,310

Unrecognized prior service cost (1,228) (1,276)

Unrecognized transition amount 57 142

ÑÑÑÑÑ ÑÑÑÑÑ

Prepaid pension benefit $ 4,127 $ 4,576

========= =========

For the three years ended December 31, the pension costs for the Corporation included the following components:

2000 1999 1998

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

(In thousands)

Service cost-benefits earned during the year $ 1,033 $ 1,212 $ 1,361

Interest cost on projected benefit obligation 1,329 1,257 1,181

Expected return on assets (1,950) (1,921) (1,606)

Net amortization 36 36 120

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Net periodic pension cost $ 448 $ 584 $ 1,056

======= ======= =======

Assumptions used for the CorporationÕs defined benefit plan as of December 31 included:

2000 1999 1998

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Discount rate, as defined for determining estimated

obligations and interest cost 8.00% 7.50% 6.75%

===== ===== =====

Expected aggregate average long-term change in

compensation 5.00% 5.75% 5.75%

===== ===== =====

Expected long-term return on assets 8.50% 8.50% 8.50%

===== ===== =====

In connection with the acquisition of BCHPR, the Bank became the administrator of the acquired financial institutionÕs noncontributory defined benefit pension plan. It is managementÕs intention to keep this pension plan in a frozen status. Active participants of BCHPRÕs pension plan who became employees of the Bank were included in the Bank´s pension plan effective January 1, 1997. Beneficiaries of BCHPRÕs plan are receiving benefits from this plan.

The following presents the funded status of BCHPRÕs defined benefit pension plan at November 30, 2000 and 1999, based on certain assumptions:

2000 1999

ÑÑÑÑ ÑÑÑÑ

(In thousands)

Change in projected benefit obligation-

Projected benefit obligation at beginning of year $ 23,184 $ 24,510

Interest cost on projected benefit obligation 1,852 1,676

Actuarial gain 515 (2,121)

Benefit distributions (556) (881)

ÑÑÑÑ ÑÑÑÑ

24,995 23,184

ÑÑÑÑ ÑÑÑÑ

Change in plan assets-

Fair value of plan assets at beginning of year 28,424 27,199

Actual gain (loss) return on plan assets (575) 2,106

Benefit distributions (556) (881)

ÑÑÑÑ ÑÑÑÑ

Fair value of plan assets at end of year 27,293 28,424

ÑÑÑÑ ÑÑÑÑ

Funded status 2,298 5,240

Unrecognized net actuarial (gain) loss 1,764 (1,710)

ÑÑÑÑ ÑÑÑÑ

Prepaid pension benefit $ 4,062 $ 3,530

====== ======

For the three years ended November 30, the pension costs for BCHPRÕs plan included the following components. Effective November 30, 1996, the benefits were frozen in this plan.

2000 1999 1998

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

(In thousands)

Interest cost on projected benefit obligation $ 1,852 $ 1,676 $ 1,543

Expected return on assets (2,383) (2,408) (2,212)

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑÑ

Net periodic pension income $ (531) $ (732) $ (669)

======= ======= ========

Assumptions used for BCHPR´s defined benefit plan as of November 30 included:

2000 1999 1998

ÑÑÑÑ ÑÑÑÑ ÑÑÑÑ

Discount rate, as defined for determining estimated

obligations and interest cost 8.00% 7.50% 6.75%

===== ===== =====

Expected aggregate average long-term change in

compensation - - -

===== ===== =====

Expected long-term return on assets 8.50% 9.00% 9.00%

===== ===== =====

During 2000, the Bank decided to combine Santander Mortgage CorporationÕs EmployeeÕs Pension Plan with that of the Bank, subject to regulatory approval. Separate disclosure of Santander Mortgage Corporation EmployeesÕ pension planÕs funded status, pension cost components and major assumptions for the years ended December 31, 2000, 1999, and 1998 have not been provided since amounts are immaterial to the CorporationÕs consolidated financial statements. The effect of this combination of the plans would result in the following funded status for the combined plan as of December 31, 2000:

Projected Benefit Obligation at end of year $ 19,959

Fair value of plan assets at end of year 26,492

ÑÑÑÑÑ

Funded status 6,533

Unrecognized net actuarial gain 671

Unrecognized prior service cost (1,475)

Unrecognized transition amount 28

ÑÑÑÑÑ

Prepaid pension benefit $ 5,757

========

Assumptions used for combined defined benefit plans of the Bank and its subsidiary as of December 31, 2000 included:

Discount rate, as defined for determining estimated

obligations and interest cost 8.00%

=====

Expected aggregate average long-term change in

compensation 5.00%

=====

Expected long-term return on assets 8.50%

=====

18. Related Party Transactions:

At December 31, 2000 and 1999, the Corporation had approximately $1,054,000 and $1,150,000, respectively, of interest-bearing deposits at related banks. The Corporation holds deposits from related parties, which at December 31, 2000 and 1999, were approximately $517,012,000 and $218,289,000, respectively. In the normal course of business, directors, officers, employees, organizations and individuals associated with these, engage in business transactions with the Corporation. At December 31, 2000 and 1999, the aggregate outstanding loans to directors, officers, employees and related parties (all of which are substantially on the same terms and credit risks as loans to third parties) are approximately $15,650,000 and $32,579,000, respectively.

19. Derivative Financial Instruments:

The operations of the Corporation are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including securities) and interest-bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing net interest income, given levels of interest rate risk consistent with the CorporationÕs business strategies. The Corporation has only limited involvement with derivative financial instruments and uses them mostly for hedging purposes.

Asset-liability risk management activities are conducted in the context of the CorporationÕs liability sensitivity to interest rate changes. This liability sensitivity arises due to interest-bearing liabilities repricing more frequently than interest-bearing assets. This means that if interest rates are declining, margins will improve as liabilities reprice downward more quickly than assets. The opposite applies when rates are rising.

To achieve its risk management objectives, the Corporation uses a combination of derivative financial instruments, including interest rate swaps and caps. As of December 31, 2000, the Corporation had outstanding interest-rate swap agreements, summarized as follows:

Weighted

Average Rate

Notional Maturity

Amount Date Pay Receive

(In thousands)

Pay fixed $ 35,000 2001 6.20% 6.76%

104,481 2005 6.94% 6.76%

Pay variable 20,000 2008 6.61% 6.25%

30,000 2009 6.60% 6.75%

20,000 2014 6.57% 7.03%

ÑÑÑÑÑ ÑÑÑ ÑÑÑ

$ 209,481 6.70% 6.73%

======== ===== =====

The CorporationÕs principal objective in holding interest-rate swap agreements is the management of interest rate risk. The Corporation is exposed to credit losses in the event of nonperformance by the other party to the interest rate swap agreements. However, based on the periodic assessment of counter parties, credit worthiness, the Corporation does not anticipate nonperformance by the counter parties. The variable rates are based on 85% to 100% of the three-month LIBOR. The resulting income or expense is recorded as other operating income or expense in the period in which they accrue.

The CorporationÕs principal objective in holding interest rate caps is the management of interest rate risk and to secure future cash flows. As of December 31, 2000, the Corporation had outstanding interest rate caps with a notional value of $1,250,000,000 maturing through the year 2002. The caps are at a level of 5.25%, 5.75% and 6.50% against the one-month LIBOR. The premium paid on these transactions was approximately $27,746,000 and is being amortized on a monthly basis over the life of the caps. At December 31, 2000, the balance of this premium was approximately $14,791,000 and it is included as part of other assets in the accompanying consolidated balance sheets.

20. Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Corporation is a party to transactions of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments may include commitments to extend credit, standby letters of credit, financial guarantees and interest rate caps and floors written. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The CorporationÕs exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written, is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Contract or

Notional Amount

(In thousands)

At December 31, 2000, financial instruments whose contract

amounts represent credit risk-

Standby letters of credit and financial

guarantees written $ 98,350

========

Commitments to extend credit, approved

loans not yet disbursed and unused

lines of credit $1,275,026

========

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Short-term guarantees do not extend over a year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customerÕs credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on managementÕs credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties and real estate. The Corporation holds collateral as guarantee for most of these financial instruments.

21. Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the CorporationÕs financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, as described for investments and mortgage-backed securities, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

Cash and Cash Equivalents and Interest-Bearing Deposits

The carrying amount of cash and cash equivalents and interest-bearing accounts is a reasonable estimate of fair value.

Investment Securities Available-for-Sale and Investment Securities Held to Maturity

The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, mortgage, construction and other loans. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and nonperforming.

The fair value of performing loans, except residential mortgages, is calculated by discounting scheduled cash flows at market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is computed by discounting contractual cash flows adjusted for prepayment estimates using a discount rate based on secondary market sources adjusted to reflect differences in servicing costs.

Fair value for significant nonperforming loans and loans with payments in arrears is based on recent internal or external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risks, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Accrued Interest Receivable

The carrying amount of accrued interest receivable is a reasonable estimate of its fair value.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings and NOW accounts, money market and checking accounts is equal to the amount payable on demand as of December 31, 2000 and 1999, respectively. The fair value of fixed maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Other Borrowings

The carrying amount of federal funds purchased and other borrowings is a reasonable estimate of fair value.

Securities Sold under Agreement to Repurchase

The carrying amount of securities sold under agreement to repurchase is a reasonable estimate of fair value.

Commercial Paper Issued

The fair value of commercial paper issued is based on discounted cash flows using an estimated discount rate based on the CorporationÕs incremental borrowing rates currently offered for similar debt instruments.

Subordinated Capital Notes and Term Notes

The fair value of variable rate subordinated capital notes and fluctuating annual rate term notes is equal to the balance as of December 31, 2000 and 1999, since such notes are tied to floating rates. The fair value of the fixed annual rate term notes is based on discounted cash flows, which consider an estimated discount rate currently offered for certain borrowings.

Accrued Interest Payable

The carrying amount of accrued interest payable is a reasonable estimate of fair value.

Standby Letters of Credit and Commitments to Extend Credit

The fair value of commitments to extend credit and guarantees and letters of credit is estimated considering these commitments as loan equivalents. Fair values are estimated for commitments to extend credit with similar financial characteristics. Commitments to extend credit are segregated by type such as commercial, construction and other loans. Each commitment category is further segmented into fixed and adjustable interest rate terms.

The fair value of commitments to extend credit and guarantees and letters of credit is calculated by discounting scheduled cash flows at market discount rates that reflect the credit and interest rate risk inherent in the commitments to extend credit guarantees and letters of credit. Assumptions regarding credit risks, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Interest Rate Swap Agreements and Caps

The fair value of commitments is estimated using the prices currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements.

Following are the cost and fair value of financial instruments as of December 31:

2000 1999

Carrying Carrying

Amount Fair Value Amount Fair Value

(Dollars in thousands)

Consolidated balance sheet financial

instruments-

Cash and cash equivalents $ 271,154 $ 271,154 $ 315,111 $ 315,111

======== ======== ======== ========

Interest-bearing deposits $ - $ - $ 200 $ 200

======== ======== ======== ========

Investment securities available-for-sale $ 1,032,693 $ 1,032,693 $ 1,249,582 $ 1,249,582

======== ======== ======== ========

Investment securities held to maturity $ 1,651,381 $ 1,633,568 $ 1,778,939 $ 1,736,480

======== ======== ======== ========

Loans $ 4,437,158 $ 4,549,404 $ 4,452,846 $ 4,511,338

======== ======== ======== ========

Accrued interest receivable $ 58,329 $ 58,329 $ 58,150 $ 58,150

======== ======== ======== ========

Deposits-

Demand $ 889,269 $ 889,269 $ 841,719 $ 841,719

Savings 1,197,537 1,197,537 1,281,869 1,281,869

Time 2,834,814 2,856,585 1,937,664 1,948,447

Total $ 4,921,620 $ 4,943,391 $ 4,061,252 $ 4,072,035

======== ======== ======== ========

Federal funds purchased and other borrowings $ 325,000 $ 325,000 $ 576,000 $ 576,000

======== ======== ======== ========

Securities sold under agreements

to repurchase $ 1,163,815 $ 1,163,815 $ 1,873,876 $ 1,873,876

======== ======== ======== ========

Commercial paper issued $ 69,766 $ 70,022 $ 413,374 $ 418,383

======== ======== ======== ========

Subordinated capital and term notes $ 454,391 $ 468,813 $ 444,001 $ 443,993

======== ======== ======== ========

Accrued interest payable $ 39,232 $ 39,232 $ 44,721 $ 44,721

======== ======== ======== ========

2000 1999

Contract or Contract or

Notional Notional

Amount Fair Value Amount Fair Value

(Dollars in thousands)

Off-balance sheet financial instruments-

Standby letters of credit $ 98,350 $ 98,350 $ 134,096 $ 134,096

======== ======== ======= =======

Commitments to extend credit $ 1,275,026 $ 1,275,026 $ 1,120,501 $ 1,120,501

======== ======== ======= =======

Interest rate swap agreements $ 209,481 $ (416) $ 105,000 $ (1,216)

======== ======== ======= =======

Interest rate cap agreements $ 1,250,000 $ 2,954 $ 700,000 $ 6,068

======== ======== ======= =======

22. Significant Group Concentrations of Credit Risk:

Most of the CorporationÕs business activities are with customers located within Puerto Rico. The Corporation has a diversified loan portfolio with no significant concentration in any economic sector.

23. Regulatory Matters:

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the CorporationÕs consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the CorporationÕs assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The CorporationÕs capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios, as indicated below, of Total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). In management´s opinion, the Corporation met all capital adequacy requirements to which it was subject as of December 31, 2000 and 1999.

As of December 31, 2000, the Corporation was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation must maintain minimum total risk-based, Tier I risk based and Tier I leverage ratios as set forth in the following table. In management´s opinion, there are no conditions or events since that notification that would have changed the institutionÕs category.

At December 31, required and actual regulatory capital amounts and ratios follow:

2000

Required Actual Well Capitalized

Amount Ratio Amount Ratio Ratio

(Dollars in thousands)

Total Capital

(to Risk Weighted Assets) $ 420,909 8.00% $ 634,530 12.06% 10.00%

======= === ===== ====== ====

Tier I Capital

(to Risk Weighted Assets) $ 210,455 4.00% $ 579,004 11.00% 6.00%

======= === ===== ====== ====

Tier I Capital

(to Average Assets) $ 230,603 3.00% $ 579,004 7.53% 5.00%

======= === ===== ====== ====

1999

Required Actual Well Capitalized

Amount Ratio Amount Ratio Ratio

(Dollars in thousands)

Total Capital

(to Risk Weighted Assets) $ 423,291 8.00% $ 600,225 11.34% 10.00%

Tier I Capital

(to Risk Weighted Assets) $ 211,646 4.00% $ 536,026 10.13% 6.00%

Tier I Capital

(to Average Assets) $ 242,203 3.00% $ 536,026 6.64% 5.00%

======= === ===== ====== ====

24. Segment Information:

Types of Products and Services

The Corporation has five reportable segments: Branch-Based Commercial Banking, Corporate Banking, Consumer Banking, Mortgage Banking, and Investments. The insurance operations are another line of business in which the Corporation commenced its involvement during 2000. However, no separate disclosures are being provided on these operations, since the insurance agency is currently in a start up situation and had no significant operations during 2000. Through its Branch-Based Commercial Banking, the Corporation provides a full range of financial products serving middle-market customers and other market segments. This segment focuses on areas such as middle-market, agriculture, small business, factor liens, public sector and international. Corporate Banking is a centralized unit, providing credit services to large locally owned entities with annual sales in excess of $30.0 million, subsidiaries of foreign companies and companies operating in specialized sectors.

Through its branch network, the Corporation offers a wide variety of consumer banking services and products, including personal loans, automobile loans, credit and debit cards and deposit accounts. The Corporation engages in mortgage banking through the BankÕs subsidiary. The CorporationÕs mortgage banking business consists principally of the origination and acquisition of loans secured by residential mortgages. Through the activities of its Investments Department, the Corporation manages its assets and liabilities maximizing its net interest income, return on assets and return on equity while remaining within established parameters of interest rate and liquidity risks.

Measurement of Segment Profit or Loss and Segment Assets

The CorporationÕs accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before income taxes. The Corporation accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Management Policy in Identifying Reportable Segments

The CorporationÕs reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. These are managed separately because of their unique technology, marketing and distribution requirements.

The following presents the financial information of reportable segments for the years ended December 31, 2000, 1999 and 1998. None of the following items have been added or deducted in the determination of operating segment profits: general corporate expenses, provision for loan losses, and income taxes. The other column includes the items necessary to reconcile the identified segments to the reported consolidated amounts.

2000

(Dollars in thousands)

Branch-Based

Commercial Corporate Consumer Mortgage Consolidated

Banking Banking Banking Banking Investments Other Totals

__________ __________ __________ __________ __________ __________ __________

Total external revenues $ 174,956 $ 62,689 $ 123,250 $ 84,249 $ 172,537 $ 50,678 $ 668,359

========= ======== ======== ======= ========= ======== =========

Intersegment revenues $ - $ - $ - $ 1,167 $ - $ (1,167) $ - ========= ======== ======== ======= ========= ======== =========

Interest income $ 151,546 $ 61,809 $ 113,437 $ 71,393 $ 176,436 $ 37,424 $ 612,045 ========= ======== ======== ======= ========= ======== =========

Interest expense $ 78,133 $ 33,427 $ 42,595 $ 46,194 $ 133,276 $ 31,975 $ 365,600 ========= ======== ======== ======= ========= ======== =========

Depreciation and

amortization $ 3,323 $ 35 $ 2,706 $ 368 $ 31 $ 16,986 $ 23,449 ========= ======== ======== ======= ========= ======== =========

Segment profits $ 60.194 $ 27,584 $ 50,851 $ 30,909 $ 36,227 $ (114,729) $ 91,036 ========= ======== ======== ======= ========= ======== =========

Segment assets $ 1,800,428 $ 739,564 $ 823,141 $ 954,686 $ 2,795,835 $ 529,013 $ 7,642,667 ========= ======== ======== ======= ========= ======== =========

1999

(Dollars in thousands)

Branch-Based

Commercial Corporate Consumer Mortgage

Consolidated Banking Banking

Banking Banking Investments Other Totals

__________ __________ __________ __________ __________ __________ __________

Total external revenues $ 147,553 $ 47,461 $ 109,387 $ 77,378 $ 184,904 $ 38,409 $ 605,092 ======== ======== ======== ======= ========= ======== ======= ==

Intersegment revenues $ - $ - $ - $ 2,100 $ - $ (2,100) $ - ======== ======== ======== ======= ========= ======== =========

Interest income $ 126,880 $ 47,454 $ 101,094 $ 73,664 $ 184,854 $ 25,815 $ 559,761 ======== ======== ======== ======= ========= ======== =========

Interest expense $ 60,883 $ 28,414 $ 34,782 $ 38,515 $ 131,925 $ 11,567 $ 306,086 ======== ======== ======== ======= ========= == ====== =========

Depreciation and

amortization $ 4,508 $ 38 $ 3,560 $ 396 $ 108 $ 15,692 $ 24,302 ======== ======== ======== ======= ========= == ====== =========

Segment profits $ 52,954 $ 17,699 $ 46,905 $ 31,132 $ 50,199 $ (98,059) $ 100,830 ======== ======== ======== ======= ========= ======== =========

Segment assets $ 1,689,393 $ 751,300 $ 909,178 $ 963,192 $ 3,158,414 $ 566,873 $ 8,038,350 ======== ======== ======== ======= ========= ======== =========

1998

(Dollars in thousands)

Branch-Based Commercial Corporate Consumer Mortgage Consolidated Banking Banking Banking Banking Investments Other Totals _________ __________ __________ __________ ___________ __________ __________

Total external revenues $ 136,534 $ 40,451 $ 93,702 $ 85,571 $ 148,308 $ 30,697 $ 535,263 ======== ======= ======= = ====== ======== ======= == =======

Intersegment revenues $ - $ - $ - $ 5,983 $ - $ (5,983) $ - ======== ======= ======= ======= ======== ======= =========

Interest income $ 117,285 $ 40,443 $ 86,144 $ 68,478 $ 147,113 $ 22,357 $ 481,820 ======== ======= ======= ======= ======== ======= == =======

Interest expense $ 53,311 $ 21,229 $ 31,371 $ 33,605 $ 101,548 $ 9,010 $ 250,074 ======== ======= ======= ======= ======== ======= == =======

Depreciation and

amortization $ 4,526 $ 38 $ 3,217 $ 2,199 $ 447 $ 15,414 $ 25,841 ======== ======= ======= ======= ======== ======= =========

Segment profits $ 47,359 $ 18,279 $ 37,449 $ 37,877 $ 43,944 $ (94,966) $ 89,942 ======== ======= ======= ======= ======== ======= =========

Segment assets $ 1,478,193 $ 612,467 $ 799,859 $ 818,916 $ 3,003,092 $448,534 $ 7,161,061 ======== ======= ======= ======= ======== ======= =========

Reconciliation of Segment Information to Consolidated Amounts

Information for the Corporation's reportable segments in relation to the consolidated totals follows:

2000 1999 1998

(Dollars in thousands)

Revenues-

Total revenues for reportable segments $ 617,681 $ 566,683 $ 504,566

Other revenues 51,845 40,509 36,680

Elimination of intersegment revenues (1,167) (2,100) (5,983)

Total consolidated revenues $ 668,359 $ 605,092 $ 535,263

======== ======== ========

Profit or loss-

Total profit or loss of reportable segments $ 205,765 $ 198,889 $ 184,908

Other profit or loss (113,562) (95,959) (88,983)

Intersegment profits (1,167) (2,100) (5,983)

Consolidated income before tax $ 91,036 $ 100,830 $ 89,942

========= ========= =========

Assets-

Total assets for reportable segments $ 7,113,654 $ 7,471,477 $ 6,712,527

Elimination of intercompany assets (92,062) (69,167) (42,382)

Assets not attributed to segments 621,075 636,040 490,916

Total consolidated assets $ 7,642,667 $ 8,038,350 $ 7,161,061

========== ========== ==========

25. Quarterly Results (Unaudited):

The following table reflects the unaudited quarterly results of the Corporation during the years ended December 31, 2000,

1999 and 1998.

Net Interest Income

Income after Before Earnings

Interest Net Interest Provision for Provision for Per Common

Quarter Ended Income Income Loan Losses Income Tax Net Income Share

(Dollars in thousands, except per share data)

March 31, 2000 $151,026 $63,538 $55,788 $22,343 $19,455 $0.43

======= ====== ====== ====== ====== ====

June 30, 2000 $152,716 $62,699 $52,949 $24,287 $19,506 $0.43

======= ====== ====== ====== ====== ====

September 30, 2000 $154,548 $60,235 $51,485 $24,292 $19,993 $0.45

======= ====== ====== ====== ====== ====

December 31, 2000 $153,755 $59,973 $49,223 $20,114 $17,596 $0.40

======= ====== ====== ====== ====== ====

March 31, 1999 $131,494 $63,227 $57,227 $24,305 $19,409 $0.47

======= ====== ====== ====== ====== ====

June 30, 1999 $134,199 $62,021 $58,621 $25,691 $19,720 $0.48

======= ====== ====== ====== ====== ====

September 30, 1999 $142,459 $62,703 $55,503 $24,226 $19,960 $0.49

======= ====== ====== ====== ====== ====

December 31, 1999 $151,609 $65,724 $59,949 $26,608 $21,380 $0.53

======= ====== ====== ====== ====== ====

March 31, 1998 $112,742 $55,591 $51,991 $20,321 $15,922 $0.42

======= ====== ====== ====== ====== ====

June 30, 1998 $118,829 $56,511 $49,011 $17,811 $15,085 $0.40

======= ====== ====== ====== ====== ====

September 30, 1998 $123,115 $57,801 $49,851 $20,300 $15,813 $0.38

======= ====== ====== ====== ====== ====

December 31, 1998 $127,134 $61,843 $52,093 $31,510 $23,492 $0.58

======= ====== ====== ====== ====== ====