Form 10-K, Exhibit 13
period 2001-12-31
SANTANDER BANCORP
filed 2002-04-01
CIK 1099958

Cover: Annual Report 2001; Logo with the following text: additional balance sheet strength; more efficiency; higher profitability; Building for the future; Logo Santander BanCorp;

Inside front cover: blank

Page one;

Index	2	Key Figures Santander Central Hispano
	3	Selected Consolidated Financial Information Santander BanCorp
	4	The Leading Financial Services Franchise in Latin America
	10	25 Years of Commitment
	12	President´s Message
	18	Financial Results
	19	Puerto Rico – An Economic Overview
	20	Milestones
	25	Growth and Innovation
	38	Board of Directors and Executive Management
	40	Management

(Santander BanCorp logo)

SELECTED FINANCIAL DATA

The following table presents selected consolidated and other financial and operating information for the Corporation and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporation´s Consolidated Financial Statements and the sections entitled "Management´s Discussion and Analysis of Results of Operations and Financial Condition" and "Selected Statistical Information" appearing elsewhere in the Annual Report. The selected balance sheet and income statement data, insofar as they relate to each of the seven years in the seven-year period ended December 31, 2001, have been derived from the Corporation´s Audited Consolidated Financial Statements.

(Santander Central Hispano logo)

Building for the future

Additional balance sheet strength, more efficiency and higher profitability. Prudence and realism were the hallmarks of Santander Central Hispano´s management in 2001, consolidating a stronger and more competitive Group. During 2001, we laid the foundations of growth in profitability and the Group´s leadership, working to create the best future for our shareholders.

Key Figures
	2001	2000	Var

Net operating income
(EUR million)	5,944.50	4,688.60	26.79%
Net attributable Income
(EUR million)	2,486.30	2,258.10	10.10%
Efficiency ratio (%)	53.98	56.11	-2.13
Earnings per share (Eur)	0.5447	0.5369	1.50%
Dividends per share (Eur)	0.2885	0.27	5.50%
		2.45	0.36
Dividend yield (%)	2.81	10.86	1.18
Bis ratio*	12.04	4,688.60	26.79%
(*) Adjusted for the scheduled redemption of EUR 900 million of preference shares.

[The table categories that appear on the following page appear on the right side of this page with all numbers on page 3 as listed.]
	Year ended December 31,
	2001	2000	1999	1998	1997	1996	1995
	(Dollars in thousands, except for per share data and ratios)
CONDENSED INCOME STATEMENTS

Net interest income	$243,078	$246,445	$253,675	$231,746	$211,187	$183,742	$156,993
Non-interest income	74,231	56,314	45,331	53,443	48,597	35,272	35,392
Operating expenses	185,207	174,723	171,801	166,447	164,132	154,025	130,021
Net income	52,400	76,550	80,469	70,312	67,658	45,333	40,007

PER COMMON SHARE DATA *(1)
Net income	$1.20	$1.71	$1.79	$1.61	$1.64	$1.11	$0.98
Book value	13.37	12.96	11.33	10.58	12.32	11.09	9.44
Cash dividend per share	0.44	0.44	0.44	1.77	–	–	–
Dividend in kind per share (2)	–	–	–	1.71	–	–	–

PERIOD END BALANCES
Total assets	$7,659,911	$7,642,667	$8,038,350	$7,161,061	$6,003,860	$5,270,701	$4,284,959
Earning assets	7,424,481	7,392,386	7,796,678	6,929,288	5,584,165	4,861,887	3,999,656
Net loans	4,388,958	4,437,158	4,452,846	3,772,869	3,572,802	3,594,062	2,419,028
Allowance for loan losses	52,857	51,526	56,200	53,457	53,426	61,266	37,917
Deposits	4,793,731	4,921,620	4,061,252	3,722,401	3,529,342	3,903,304	3,228,929
Borrowings	2,160,636	2,012,972	3,307,251	2,797,742	1,846,449	834,090	602,015
Preferred equity	65,250	65,250	65,250	65,250	–	–	–
Common equity	526,763	530,566	481,366	449,499	516,575	450,692	383,927

SELECTED RATIOS
Performance:				54.73%	59.73%	65.64%	63.22%
Efficiency ratio on a tax-equivalent basis (3)	57.52%	52.64%	52.44%	1.09%	1.23%	0.95%	0.91%
Return on average total assets	0.76%	0.98%	1.04%	15.33%	14.01%	9.77%	11.91%
Return on average common equity	8.99%	14.28%	16.18%

Capital:				10.51%	12.25%	10.80%	14.38%
Tier I capital to risk-adjusted assets	10.84%	11.00%	10.13%	11.98%	14.23%	13.20%	16.79%
Total capital to risk-adjusted assets	11.83%	12.06%	11.34%	6.94%	8.36%	7.68%	8.49%
Leverage ratio	8.89%	7.53%	6.64%

Asset quality:			0.98%	1.22%	1.20%	1.76%	1.70%
Non-performing loans to total loans	2.14%	1.52%
Non-performing loans plus accruing loans past due 90 days or more to total loans	2.27%	1.62%	1.06%	1.36%	1.47%	1.92%	1.92%
Annualized net charge-offs to average loans	1.44%	0.91%	0.57%	0.78%	0.36%	0.82%	0.93%
Allowance for loan losses to period-end loans	1.19%	1.15%	1.25%	1.40%	1.47%	1.68%	1.54%
Allowance for loan losses to non-performing loans	55.52%	75.65%	126.72%	114.37%	122.27%	95.02%	90.97%

OTHER DATA AT END OF PERIOD
Full service branches	62	60	64	64	64	73	61
Red Express branches	3	15	14	14	14	4	–
Total branches	65	75	78	78	78	77	61
ATMs	121	116	121	108	104	82	71

*Per share data is based on the average number of shares outstanding during the periods.
(1)	Per common share data has been retroactively restated to reflect the two-for-one stock split effected on April 7, 1998, and a 10%
dividend effected on January 11, 2000.
(2)	On June 9 and 22, 1998, the bank declared dividends in kind to common stockholders in the form of one share of Series A Preferred
Stock for every 15 and 189 common shares, respectively.
(3)	Operating expenses divided by net interest income, on a tax-equivalent basis, plus other income, excluding securities gains and losses and gain on sale of mortgage servicing rights.

The Leading Financial Services Franchise in Latin America

[An outline map of the Americas with logos at each location the bank is represented.]

The Leading Financial Services Franchise in Latin America

[Two generic small color photos]

The America Division

Banco Santander Central Hispano is the leading financial group in Latin America. Combining balance sheet strength with a global dimension, our focus in Latin America is to create value through a business model for clients with the highest goals of profitability and efficiency.

The America Division was formed in 1999 as a business unit of the Group, responsible for launching business in Latin America. The objective was to integrate a franchise of banks in the region with a coordinated approach to business, based on the most rigorous standards of risk management. The results have been impressive: in its three years of existence, the Division has produced net profits of $3.1 billion, with a constant improvement in profit and efficiency ratios.

The Group maintains a strong commitment to the region, not only with an investment of more than $15 billion, but also through important social programs, such as the Universities Project. We feel a close affinity with Latin America, a region that shares a strong identity with the Group.

The Group is present in 12 Latin American countries, which represent 98% of the gross domestic product (GDP) of the region, including Argentina, Bolivia, Brazil, Colombia, Chile, Mexico, Panama, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela. The franchise consists of 16 banks, six pension fund administrators, 12 mutual fund managers, 12 brokerage houses and nine leasing and factoring businesses. In total, Santander Central Hispano has 23 million clients in the region, who are served through more than 4,400 offices.

In 2001, the Group concentrated its efforts on consolidating the regional franchise, which was accomplished through its strategic presence in the two most important markets: Brazil and Mexico. In Brazil, the acquisition of "Banespa"in November 2000 established the Group as the third leading private bank in the country, and the results exceeded expectations. In Mexico, where we are also the third leading financial group in the country, growth has been equally positive.

More efficiency

A fundamental element of the Group´s strategy in Latin America is geographic and business diversification in order to secure optimum distribution of risk management as well as sources of income. At the same time, the implementation of the Group´s unique management model in the region has resulted in significant profits.

This model covers four basic areas: the banking business, where we are implementing a policy of customer segmentation and a regional strategy of product commercialization; technology, where we are constructing a shared platform; risk management, with strict criteria resulting in relatively low levels of delinquency; and quality of service.

While developing a banking model that is both agile and innovative, the Group is also contributing financial stability to the region, consolidating modern, agile, efficient and profitable financial institutions that are capable of funding the necessary projects to achieve sustained economic growth.

The Mission of the America Division

Santander Central Hispano sees the "creation of value" as a concept of precise significance that affects the entire sphere of its activities. Thus, for local and international investors, it seeks to ensure that their confidence in the Group is rewarded with sustained growth in the value of their investments. For its Latin America clients, that means a commitment to provide global financial services and products of the highest quality and efficiency. And, for its personnel, it means the promise of more opportunities for professional and personal development in a model institution that encompasses all geographic areas: locally, regionally and globally.

Finally, the Group has a long-term commitment to the economies and communities where it operates to emphasize competitiveness, the development of financial systems and economic and social development.

The Leading Financial Services Franchise in Latin America

[Two small color photos]

Three Years, Three Central Goals

The Division´s efforts are characterized by its ambition and dynamics, elaborating Project America, a strategic plan placed in motion in March 1999, and setting its objective to accomplish the following goals in three years:

· Achieve an ROE of approximately 25% by the year 2001 from the starting point of 13.7% in 1998.

· Reach a cost-to-income ratio in the same year close to 45% from the starting point of 63%.

· Develop a customer base that would make it possible to obtain a 10% market share in the region – compared to 6.6% in 1998.

These goals were complemented by three fundamental policies:

· Strict credit controls that contribute to lower non-performing loan ratios and collection levels above 100%.

· Maintaining the strength of the balance sheet.

· Maintaining comfortable levels of liquidity.

Impressive results

Project America has culminated with impressive results. ROE reached 23.6% in 2001, five points better than the previous year; the efficiency ratio was 49.5%; and the average market share for the region was above 10%.

Qualitative Objectives

The America Division has other qualitative values that are no less important in the task of building a regional franchise based on a policy of regional dimensions and sharing common objectives. The Group offers customer-oriented banking based on value packages for each market segment. Such service is only possible from a streamlined and highly efficient organization, operating close to the markets and clients it serves.

The Group has adopted a policy of combining a new banking office concept with the development of an appropriate mix of new distribution channels.

A new banking office concept

None of the above can be accomplished without the proper technology and resources. Thus, to take advantage of the best technology, the Group has combined the new concept of the banking office with the development of the appropriate mix of new distribution channels that are available today through electronic systems.

While technology may appear to be the most important part of the equation in the creation of value, the real difference is the resources – the human capital – the key factor in optimizing the use of technology.

The Group´s objective in Latin America is to make maximum use of its intellectual and human capital. Important management and human resources programs have been launched and we have built a mobile management program that seeks to maximize the pool of cultural and professional resources within the vast natural market of the region. That goal is being accomplished utilizing the abundance of resources that our institution has in the region and allowing our professionals to set their career paths within continental dimensions. Today, 122 Latin Americans are working outside their country of origin, while close to 100 Spanish professionals work at our Latin American banks. Young people also are a priority. Our Future Managers Program has been a great experience where 47 young Latin Americans are currently working.

The Leading Financial Services Franchise in Latin America

[Two small color photos]

The Values of the America Division

The Group in America is dedicated to values that are in line with established goals and give substance to the strategy followed in the region. These values are of the utmost importance when consolidating the franchise in America.

Among these, the following stand out:

· Leadership in relations with individual and corporate clients, both locally and internationally.

· Quality of service to customers as a distinguishing characteristic in each and every one of the businesses of the franchise.

· Strict requirement standards in management risk, making austerity in spending and cost controls priorities.

· To transform improved efficiency into better products and services for our customers.

· To be a bank of reference in each of the markets where we operate, as well as a place where good professionals want to work.

· To ensure that we are an institution where ethics, transparency in dealings, setting of responsibilities and absence of barriers to promotion enable us to maintain our resources.

· The ability to innovate and offer solutions in all markets, incorporating improvements in each of the local franchises.

· The encouragement of local initiatives and the promotion of their use across borders.

· Commitment to the communities and the citizens of the countries where we operate.

These efforts are already bearing fruit and the Group has received broad recognition from respected banking trade journals. In the last two years, Santander Central Hispano has been recognized as the best bank in Latin America by such prestigious magazines as The Banker, Euromoney and Global Banker. Also, we have received awards as the best bank in Latin America for our Treasury and brokerage businesses.

The true essence of the project

This is the true essence of Project America: to build a Group that contributes decisively to economic, social and technological change in the continent, upholding and proclaiming certain values that are shared by all of its professionals, such as ethics, transparency, excellence and commitment to shareholders, customers, employees and the communities where it operates.

25 Years of Commitment

Our hundred-year-old almond tree, sentinel for the Banco Santander Puerto Rico headquarters building, is decorated for the Christmas festivities. Proclaimed a "Champion" by the Puerto Rico Forest Service, this prized tree is one of the oldest of its species. A native of India, it has been extensively cultivated in tropical regions around the world.

Banco Santander Puerto Rico has taken all the necessary measures to care for and protect this natural treasure. Before lighting it, we spruce it up, pruning it only at a quarter moon and an ebbing tide, under the instructions of tree specialist Andrés Sanfiorenzo.

Neither the passing of the years, nor inclement weather nor encroaching asphalt has dislodged it from its place of honor in the cityscape of Hato Rey´s "golden mile." The almond has come to symbolize our history in Puerto Rico: for its strength, solid development, progress and growth. Its roots are firmly planted in our soil, for our benefit today and for the enjoyment of future generations.

[Santander BanCorp logo; 25 Años logo]

[Full-page photo of the almond tree in front of Santander´s central office in Hato Rey]

President´s Message

OUR VISION

To be the leading and the best financial institution in Puerto Rico.

OUR MISSION

To be Puerto Rico´s financial institution of choice. To maximize the value of our stock, providing the market we serve a financial organization of excellence for our clients, committed to the community and the Island´s economic development and operating with the best human resources under the highest standard of business ethics.

OUR VALUES

Founded on the principles of achieving the utmost in leadership, excellence, competitiveness, organizational quality, innovation, diversification and commitment as a financial institution seeking constant improvement for the benefit of our clients, stockholders, employees and the community at large.

[Photo: President:]

The year 2001 marked the 25th anniversary of our institution´s commitment to the people of Puerto Rico. Over that quarter of a century, the name Santander has become part of the fabric of the Island, as we serve every segment of the community with innovative products and services that meet financial goals and contribute significantly to growth across the economic spectrum.

During that period of time, we developed long-standing and valuable relationships with our clients, understanding that their success and satisfaction represents our best reward.

Today, client satisfaction is the paramount objective of Santander BanCorp, the financial holding company established in May 2000 to provide greater flexibility and the capacity to serve the total financial requirements of our clients.

Together With a World Ahead

2001 was more than a year that celebrated past accomplishments. Instead, our management and staff focused on raising the bar of excellence with the support of our principal stockholder, Banco Santander Central Hispano, S.A., Spain´s largest financial group, which has a worldwide presence in 42 countries and is the leading financial institution in Latin America.

As a result, Santander BanCorp provides its clients in Puerto Rico with a broad global perspective for applying the most effective financial solutions locally. The capacity to think globally and act locally for the benefit of our clients is reflected in our new institutional message "Juntos con un mundo por delante": Together with a world ahead.

The commitment to apply the international resources and expertise to fulfill opportunities for Puerto Rico and our clients makes Santander BanCorp unique among financial institutions on the Island. As Puerto Rico carves out a larger role in the evolving knowledge-based global economy, we are prepared to meet the challenge with a keen understanding and appreciation for the needs of the Puerto Rican community that have been nurtured over the past 25 years.

The realization that knowledge is the most important currency of the 21st century motivated our parent institution, Santander Central Hispano Group, to establish and fund "Universia," an innovative Internet-based system that is rapidly becoming the point of reference for higher education in

[Quote out:] We see our role not as traditional bankers, but as providers of financial solutions, who work with people to help them accomplish their long-term goals the global community. This unique initiative, joining more than 375 universities in ten Ibero-American countries, was introduced in Puerto Rico in June 2001. Our institution has forged partnerships with 15 universities on the Island to form a system owned jointly by these shareholders. The Universia website in Puerto Rico opens access to a broad academic world able to meet students´ aspirations for knowledge. The "Universia.pr" website has become a model for collaboration between private and higher education sectors internationally, and it is helping to thrust Puerto Rico´s system of higher education into the forefront of today´s information age.

Meeting Local Needs with Global Resources

Our mission is also to anticipate the total financial needs of our clients in order to help them achieve their expectations. We see our role not as traditional bankers, but as providers of financial solutions, who work with people to help them accomplish their long-term goals, whether they involve:

· Saving to build equity for financial security, the education of children or the purchase of a home;

· Making insurance available to protect the assets of individuals, families and businesses against the uncertainties of life;

· Financing the acquisition of personal property, the development of business opportunities in the local market or the expansion of established enterprises seeking to penetrate external markets.

The ability to adapt our substantial global resources to meet particular local needs at every level of the market sets Santander BanCorp apart from other financial institutions serving the people of Puerto Rico. As a result, we go along with our clients every step of the way, delivering a more diverse package of banking and financial services, applying new technologies for greater convenience, reorganizing operations with the client in mind, and energizing a culture of service to perform at peak efficiency.

Constant Improvement

Continuous improvement compelled our operations in 2001. Our network of 66 branches islandwide was empowered to serve as the primary delivery outlets for all business units, bringing new and improved products and services directly to the communities they serve.

Close monitoring of client traffic led to the phase out or realignment of 12 "Red Express" outlets in commercial establishments during 2001. Based on market acceptance and demand, we are expanding our full-service branch concept. Plans call for the addition of at least three new full-service branches in 2002 in key locations in metropolitan San Juan and on the south coast.

At the same time, Santandernet.com was enhanced to become one of the most advanced and complete Internet banking platforms in Puerto Rico. Our online system offers a growing variety of services for the convenience of users, facilitating such functions as making payments and transfers, applying for loans and obtaining up-to-date and reliable account information.

[Quote out:] The marketing mix between construction lending and mortgage production proved to be extremely effective in 2001.

[Three-year graph]

Mortgage Loan Portfolio

(Dollars in billions)

The customer segmentation process that began in 2000 was refined to identify client needs more closely and to tailor products and services to satisfy their financial objectives. The emphasis on segmentation during 2001 required the establishment of new procedures and processes that were supported by the application of leading-edge information technologies in core business areas, such as commercial banking, consumer banking, construction and mortgage lending and insurance.

Core Business Growth

Our entry into the insurance market marks the most recent addition to the extensive array of services offered, made possible by converting the institution to bank holding company status and establishing Santander Insurance Agency, Inc. in October 2000. As anticipated, the insurance subsidiary exceeded its goals in both market penetration and earnings for its first full year of operations. It holds significant growth potential in the future as insurance becomes more closely integrated with the total mix of products and services.

The marketing mix between construction lending and mortgage production proved to be extremely effective in 2001. The expansion of mortgage operations resulted in outstanding growth in the origination of residential mortgage loans for new housing in a highly competitive market. We expect further growth from this sector as demand for new housing at all income levels continues to be strong in Puerto Rico, and the market realizes the distinct benefits of our flexible approach to meeting mortgage demand.

Similarly, the reorganization of the commercial banking division into three regions across the Island during 2001 enables our business development specialists to cater to the specific financial requirements of small, medium and large enterprises. While all segments of business on the Island have felt the impact of the economic slowdown that affected the globe in 2001, we believe that sound opportunities for growth will materialize in the immediate future with the reaffirmation of our strong alliance with the business community.

Impact of Economic Slowdown

Overall economic decline and a rapidly changing interest rate environment that reached its lowest levels in decades had their impact on earnings in 2001. However, we feel confident that as economic recovery takes hold in Puerto Rico, the innovative business development strategies implemented by Santander BanCorp over the last year position our institution to rebound and grow significantly in the months ahead.

Results from Operations

Net income for 2001 amounted to $52.4 million or $1.20 per share, compared with $76.6 million or $1.71 per share in the previous year. The decline was largely the result of the implementation of new accounting requirements related to financial derivatives and a significant increase in the provision for loan losses for the year. The increase in the provision was made to ensure that the allowance for loan losses is adequate under current market conditions. Other contributing factors were a one-time expense of $3 million to cover the cost of a voluntary early retirement program and a $2.8 million loss on the valuation of derivative instruments.

[Quote out:] Santander BanCorp maintained its solid asset position with total assets increasing to $7.7 billion for the year ended December 31, 2001.

[Three-year graph] Dividend payout ratio

Meanwhile, Santander BanCorp maintained its solid asset position with total assets increasing to $7.7 billion for the year ended December 31, 2001, compared with $7.6 billion in the previous year. Also, while net interest income declined slightly to $243.1 million in 2001, from $246.4 million in 2000, other income showed a marked improvement. Other income rose 31.8% to $74.2 million in 2001, from $56.3 million in 2000, primarily because of gains on the sale of securities, $3.2 million earned in net insurance commissions and a $3 million increase in other service fees.

Fee income from non-traditional banking activities will become an increasingly important source of revenues, further contributing to financial performance as we move forward with our strategic development plans.

For the years ended December 31, 2001, return on average common equity (ROE) was 8.99%; return on average assets (ROA) was 0.76% and the efficiency ratio on a tax-equivalent basis reached 57.52%. As of December 31, 2001, Tier I capital to risk-adjusted assets, total capital to risk-adjusted assets and leverage ratios reached 10.84%, 11.83% and 8.89%, respectively, reflecting the institution´s solid capital position.

Our People

In order to fully realize growth potential and improve performance, new management appointments were made in 2001, strengthening core business areas, such as commercial banking, mortgage origination, treasury operations, human resources, and corporate communications. Most notable were the appointments of José Ramón González as senior executive vice president and chief financial officer; Luis Miguel Viñuela as executive vice president and director of retail banking; María Calero as executive vice president for operations and corporate comptroller; Sinesio Díaz Burley as president of Santander Mortgage Corporation; Sergio Moya as executive vice president and director of the Treasury Division; Ivonna J. Pacheco Pérez as first senior vice president for human resources; and, Evelyn Vega Sella as senior vice-president and director of corporate communications and public relations.

These appointments indicate our strong commitment to grow key profit centers to their maximum potential. Our management team is supported in that effort by more than 1,600 associates who work diligently throughout the organization to bring clients the best possible service.

Adding Value for Shareholders

Santander BanCorp continuously seeks to add value for its shareholders by maintaining a stock repurchase program, the distribution of quarterly cash dividends and a dividend reinvestment and cash purchase plan. Our dividend payout ratio for the year 2001 was 33.45%, up from 24.20% in the previous year.

The Company´s common stock is traded on the New York Stock Exchange under the symbol "SBP" and on the Madrid Stock Exchange (LATIBEX) under the symbol "XSBP."

[Quote out:] Santander BanCorp plays a proactive role in the community by taking the initiative and supporting various cultural and social interest programs.

Social Interest Initiatives

Santander BanCorp plays a proactive role in the community by taking the initiative and supporting various cultural and social interest programs. Among those efforts we sponsored the San Juan Biennial of Caribbean and Latin American Graphic Arts as part of our 25th anniversary celebration in 2001. This major showcase involved 78 artists from around the region, who competed for a grand prize of $20,000, which we presented to Marta Pérez García, a young Puerto Rican artist.

Further, our commitment to education and serving the needs of the community led to the donation of Santander Channel Internet Service subscriptions to the Cantera Community Library and the Arecibo School of Fine Arts during 2001. Our Universities Program extended its services through alliances established with four private universities reaching approximately 40% of higher education students in Puerto Rico with financial orientation and banking products especially tailored to their needs. In addition, we were pleased to offer a scholarship in the name of Teodoro Moscoso, the pioneer of industrial development in Puerto Rico, through the Ana G. Méndez University System.

Future Growth

As we enter the second quarter century of commitment to the people of Puerto Rico, our clients, stockholders and personnel, we are confident that our focus on service and constant improvement in all aspects will benefit everyone associated with Santander BanCorp, today and in the future. The future will continue to be dominated by rapid technological change and innovations in the use of information that is bringing the world closer together. Santander BanCorp has positioned itself to meet the challenges and opportunities of such a world by providing financial services with greater agility and efficiency. "Juntos con un mundo por delante": Together with a world ahead, our institutional message for this 25th anniversary year, has truly become an integral part of our operating philosophy as we strive to achieve our full potential for growth in the future.

//Signature

Juan Arenado

President and Chief Executive Officer

Santander BanCorp

Financial Results

Net income for the year ended December 31, 2001 amounted to $52.4 million or $1.20 per share, compared to $76.6 million or $1.71 per share reported for the same period in 2000. The decline was the result of transition losses from the implementation of accounting pronouncement SFAS 133, as well as a significant increase in the provision for loan losses. These items were partially offset by gains on the sale of securities and gains on the sale of mortgage loans.

During the fourth quarter of 2001, Santander BanCorp offered employees who met certain requirements of age and years of service, a window for voluntary early retirement. As of December 31, 2001, 38 employees had accepted the retirement offer and the Company recorded an expense of approximately $3.0 million to cover these personnel benefits.

Return on Average Common Equity was 8.99% for the year 2001. The return on average assets was 0.76% for the year. The efficiency ratio on a tax-equivalent basis reached 57.52% for the same period.

Net interest income amounted to $243.1 million in 2001, compared to $246.4 million in the previous year, a slight decrease of 1.4%. A drop in the amount of average earning assets and in the yield on such earning assets caused the decline.

Meanwhile, total assets as of December 31, 2001 reached $7.7 billion, compared with $7.6 billion as of December 31, 2000.

The loan portfolio showed a slight decrease of 1.1% to $4.4 billion in 2001. The residential mortgage portfolio for 2001 reached $1.1 billion, a 23.1% increase over the previous year. Residential mortgage production showed a marked increase of 94.7% reaching $512 million in 2001, compared with $263 million in 2000.

Deposits were $4.8 billion as of December 31, 2001, a decline of 2.7% from the same period in 2000. The principal sources of funding for the Company are its equity capital, core deposits from retail and commercial clients and wholesale deposits and borrowings raised in the interbank market.

Puerto Rico – An Economic Overview

[Three-year graph:]

Gross National Product by Source

[Three-year graph:]

Adjusted Merchandise Trade Exports and Imports

Source: Government Development Bank for Puerto Rico: Puerto Rico in Figures

Puerto Rico is one of the most highly industrialized economies in Latin America with particular advantage in the high-tech, knowledge-based industrial operations that dominate the global economy, such as multinational pharmaceuticals, whose production on the Island represents 25% of the total value of U.S. pharmaceutical shipments. Other major exporters of products produced on the Island include scientific instrument makers and manufacturers of electrical, electronic and computer products.

The impact of external trade, both exports and imports of consumer goods and raw materials, on the economy of Puerto Rico is significant, with over $30 billion in exports moving off the Island each year. The elements are in place for further development of a strong trading economy in Puerto Rico, with all of the supporting services, such as reliable telecommunications and banking, and much of the infrastructure, such as sea, air and ground transportation on superhighways, already available.

Moreover, Puerto Rico´s close association and free access to the U.S. market as a Commonwealth with shared citizenship, currency, trade and defense has produced well-educated and highly experienced managers, technicians and professionals, who increasingly use their business skills in Spanish-speaking markets throughout Latin America.

At the same time, Puerto Rico´s highly attractive investment incentives package has been improved to encourage local entrepreneurship in a variety of industries, including manufacturing, construction, tourism and service sectors.

The performance of the economy in 2002 will depend primarily on the performance of the United States economy, the level of oil prices and the level of interest rates. In the past, Puerto Rico has been heavily dependent on oil imports for its energy needs. However, as a result of the construction of two cogeneration plants, one of which burns liquefied natural gas and is now operational and the other of which will burn coal and is expected to become operational during 2002, Puerto Rico´s dependence on oil imports for its energy needs will be reduced by approximately 30%.

Milestones in Development

In 1976, when Banco Santander first opened its doors in Puerto Rico, the Island was poised for a new era of economic progress. Improvements to its infrastructure and important industrial incentives strengthened its response to adverse economic conditions, as the Island bounced back from two years of deep recession in 1974 and 1975. Banco Santander quickly joined in the new trend with steady growth and innovative products and services for Island residents over the next 25 years.

1976 1977 1978 1979 1980 1981 1982 1983

[Logo]

1976 – Banco Santander enters the Puerto Rico banking community with the purchase of First National Bank of Puerto Rico.

1976 – The Federal Tax Reform Act of 1976 creates Section 936 of the U.S. Internal Revenue Code, providing 100% federal tax exemption for Puerto Rico operating and qualifying investment income. The new Las Américas Turnpike links San Juan and Ponce. Wilfredo Benítez wins the Jr. Welterweight title at the age of 17, becoming the youngest world champion in the history of professional boxing.

1978 – Santander expands its commitment to Puerto Rico´s growing banking public with the acquisition of Banco Crédito y Ahorro Ponceño, adding 13 branches and 600 new employees. [Photo of former Banco Crédito y Ahorro Ponceño Ponce building.]

1978 – The Government Development Bank for Puerto Rico signs a $650 million loan agreement with 12 banks to provide nine government agencies permanent improvement financing to meet demand for infrastructure.

1979 – Puerto Rico hosts the VII Pan American Games.

1980 – Benito Cantalapiedra becomes the president of the Bank, introducing many innovations in products and services, including the establishment of the Construction Lending Department [Photo: Mr. Camtalapiedra]

1980 – Puerto Rico brings home gold from the Central American and Caribbean Games.

Milestones in Development

1984 1985 1986 1987 1988 1989 1990 1991

1984 – Puerto Rico takes pride in an official visit from Pope John Paul II.

1985 – A deluge soaking the Island with 12 inches of rain in 24 hours damages crops and sets off a mudslide that buries the Mameyes sector of Ponce, taking the lives of some 95 residents.

1985 – Puerto Rico takes pride in its second Miss Universe, Deborah Carthy.

1986 – An arson fire envelopes the metropolitan Dupont Plaza Hotel on New Year´s Eve, killing 93 persons, prompting reform of the public safety code and resulting in the award of over $300 million in damages.

1987 – Island joyfully welcomes King Juan Carlos and Queen Sofia of Spain, visiting for a conference on the upcoming Fifth Centennial Celebration of the Discovery of the Americas.

1987 – Santander inaugurates its modern headquarters building in the Hato Rey financial district, a nerve center for far greater expansion. The Bank also reaches out to the public, launching "Banco en Casa," a pioneering telephone banking program to provide clients service in their homes. [Photo: headquarters building.]

1989 – Hurricane Hugo, the worst storm in 90 years, hits the Island, causing more than $1 billion in damage, taking two lives and leaving 13,000 people homeless. [Photo: satellite hurricane]

1989 – As the economy expands, Banco Santander establishes the specialized Industry and Commerce Department, dedicated to serving the specific needs and requirements of the growing small and medium-sized business sector. Santander also becomes the first bank to cater to cattle farmers. [Photo of banker and cattle farmer.]

1990 –Santander acquires Caguas Central Federal Savings and Loan Association, adding 40 branches to its network and reinforcing the commitment to provide superior banking services islandwide, and it also institutes a total quality program to achieve excellence in all client services.

1990 1991 1992 1993 1994 1995

1990 – Dr. Antonia Coello de Novello, born and raised in Puerto Rico, becomes the first Hispanic woman to hold the post of U.S. Surgeon General.

1992 – Puerto Rico is the focal point of celebrations for the 500th Anniversary of the Discovery of the Americas, highlighted by the Gran Regata Colón, an international parade of tall ships, which go on to visit U.S. ports. [Photo: tall ships.]

1992 –Santander forms Santander Mortgage Corporation to introduce a diverse package of lending programs to homebuyers. (Logo included.)

1993 – The Better Business Bureau and the Hispanic Chamber of Commerce in the United States award their highest honors to the PYMES initiative, set up to serve the banking requirements of small and medium-sized businesses. Santander and its partners enhance the program to provide clients direct access to bank advisors. [PYMES logo.]

1993 – Government sets the wheels in motion to privatize the Puerto Rico Maritime Shipping Authority, six hotels and the Lotus pineapple processing plant in Barceloneta. Dayanara Torres becomes the third Puerto Rican beauty to win the Miss Universe title.

1994 – The oil tanker Morris J. Berman runs aground at the entrance to San Juan Bay, spilling 750,000 gallons of oil and causing a major environmental cleanup problem.

1994 – Santander reinforces its commercial banking network by integrating with Santander National Bank, expanding to 69 branches islandwide. Photo of a Santander National Bank branch.

1995 – Santander launches a campaign to encourage parents to study with their children, one of several of the Bank´s pro-education initiatives, garnering the Pablo J. Montaner Award from the Technical Education and Communications Association of Puerto Rico. [Photo: poster.]

Milestones in Development

1996 1997 1998 1999 2000

1996 – The U.S. Congress enacts legislation to phase out Section 936 by 2005.

1996 – Santander acquires Banco Central Hispano Puerto Rico, further expanding market penetration.

1997 – Santander Securities begins operations as a full-service investment broker/dealer affiliate. [Logo]

1997 – Four new hotels open, with a total investment of $133 million. Ritz Carlton Hotel is the largest, and others include the $46 million Embassy Suites, the $38 million Wyndham Old San Juan and the $8 million Colony San Juan Beach Hotel. [Photo: Ritz Carlton Hotel.]

1998 – The institution carries out an initial public offering of common stock on the New York Stock Exchange (Symbol: SBP) to increase capital for expansion and give investors an opportunity to participate in the future growth of the institution.

2000 – Puerto Rico elects its first female governor, Sila María Calderón of the Popular Democratic Party after eight years of rule by the pro-statehood New Progressive Party.

2000 – Banco Santander Puerto Rico converts to a bank holding company, Santander BanCorp, for the greater flexibility to engage in new areas of business made possible by the Gramm-Leach-Bliley Act. [Logo]

2000 – Santander Securities acquires the Merrill Lynch Puerto Rico retail brokerage business, becoming the second largest investment broker/dealer on the Island in terms of customer assets under management and number of investment executives.

2000 – Juan Arenado becomes president and CEO of Banco Santander Puerto Rico, directing the application of important new services and technologies that contribute to competitiveness and efficiency for the 21st century. [Photo: president]

2000 – Santander BanCorp becomes the first financial institution in Puerto Rico to obtain a license to operate its own insurance agency, Santander Insurance Agency.

Milestones in Development

2001

[25 Años logo]

2001 –Santander completes 25 years of operations in Puerto Rico as the second largest financial institution on the Island, measured by loans and deposits. It employs more than 1,600 people as a full-service bank, a leader in products, services and innovation. Logo included.

2001 – Santander creates the Industrial Entrepreneurial Bank program in alliance with the Puerto Rico Manufacturers Association to further promote expansion among small and medium-sized businesses. The new International Desk locks in the global resources to assist export development on the Island, and application of new information technologies provides easier access to those resources. Santander underscores its commitment to education, launching the Internet-based Universia system with the participation of 15 Island institutions of higher learning. (Photo: governor in group)

2001 – Puerto Rico captures international attention with successes across many arenas: Ricky Martin reaches icon status in popular music; Bayamón hosts the prestigious Miss Universe pageant and crowns Puerto Rican Denise Quiñones; Island-born Benicio Del Toro wins an Oscar for his supporting role in Traffic; and Félix "Tito" Trinidad completes the picture, winning the title of WBA Middleweight Champion at Madison Square Garden. (Photos: Benicio Del Toro, Denise Quiñones, Félix "Tito" Trinidad.)

The Island´s joyful reactions are tempered by the horrific events of September 11, and Puerto Rico responds by sending medical and emergency personnel as well as blood and monetary donations.

Growth and Innovation 2001

Small business

[Photos: inside and outside of a local restaurant]

Manufacturing

[Photo: two men reviewing plans of a project on site.]

Expanding Our Commercial Franchise

The Commercial Banking Division (corporate banking, commercial banking, institutions, and small and medium-sized businesses) services clients in three areas that correspond to the three major industrial development regions on the Island. Major development initiatives in these areas are the Port of the Americas on the south coast, the Technoeconomic Corridor in the west and the development of entrepreneurship in core municipal communities throughout Puerto Rico.

Another transition occurring in the industrial sector places greater emphasis on research and development in industrial clusters, commercialization of pioneering products, and contract manufacturing to serve export markets, as well as stimulating local capital investment in different sectors of the economy.

The year 2001 was dedicated to fine-tuning our commercial product line to cater to the industrial community on all levels through a strategic alliance with the Puerto Rico Manufacturers Association (PRMA), which led to the establishment of the "Banco del Empresario Industrial." This exclusive project, geared to the needs of the manufacturing community, makes our specialized products and services available to the more than 1,800 members of the PRMA through seminars and direct assistance.

An important element of this initiative is to provide orientation and assistance in developing export markets. Santander is the only bank in Puerto Rico with a dedicated officer exclusively in charge of trade financing in each of the three districts. We also set up an international desk at our Hato Rey headquarters, which is directly linked to the international desks in each of the 42 countries where Santander Central Hispano has a presence.

Our Industry and Commerce Department pioneered services for the small and medium-sized business sector in 1989 when the "PYMES" program was institutionalized. "PYMES" is the Spanish acronym for small and medium-sized businesses.

Today, "PYMES" can draw on a complete range of services, including electronic payment of suppliers and cash management techniques to reduce risk, corporate credit cards and point of sale (POS) terminals, lease financing for equipment and vehicles, flexible commercial accounts and advisory assistance. Our seminars, given throughout the Island, provide "PYMES" with valuable information about business management and financing alternatives. Since then these efforts have been recognized with various awards from the U.S. Small Business Administration (SBA).

In addition, our service to institutional clients, government agencies, municipalities, hospitals and universities was upgraded to full department status due to the potential of this sector and its special needs. Santander is a leader in this sector with more than $700 million in total institutional deposits in 2001, and continued growth is expected.

Our Trust Division provides corporate clients with valuable service in structuring and administering 401(k) programs, pension plans and deferred compensation programs, which are on the rise in Puerto Rico. In addition, the Trust Division offers a full range of custodial and fiduciary services to businesses and individuals.

Marbella Construction Progresses

[3 photos: project in initial stage of construction; advanced construction; finished project.]

Growth in employee benefits programs enabled the Trust Division to increase the amount of assets under management by 9% in 2001, and income rose by 15%, representing 7% over budget projections for the year. Continued growth is also projected for this Division, with assets under management and income expected to increase by an additional 10% in 2002.

Growth Continues

Construction Financing

The construction industry remained a mainstay of economic activity in Puerto Rico with public and private development continuing at a rapid pace in 2001. Santander BanCorp has traditionally been a leader in the financing of both commercial and residential home construction, and we continued to be a major source of financing for projects during 2001. However, because of uncertainty about the impact of economic recession on the construction industry, we elected to be more selective in 2001, concentrating more on the quality of the credit risk.

The construction portfolio added $250 million in new projects in 2001, compared to the outstanding growth of the previous year when the construction portfolio reached $396.9 million. Many of the projects in this portfolio were in construction or nearing completion in 2001.

Santander BanCorp continues to seek out high-quality opportunities for construction lending, including low, moderate and high-income housing development. For example, we are financing a non-profit social interest project in Toa Baja, where 193 individual homes will be constructed, with an average price of $65,000. The project will soon enter a second phase for construction of an additional 300 individual home units. The popularity of walkup projects within the middle-income market continues at a brisk pace, and we are financing the Chalets de la Playa project in Vega Baja. The FHA-approved development consists of 560 units at an average price of $150,000.

The financing of first and second homes and condohotels in designated tourism areas is of particular interest because of the tax incentives provided for the development of this core industry. Santander BanCorp is participating in the financing of two such projects.

Caguas Real is a unique project of resort homes, the largest of its type ever built in Puerto Rico. The first phase of the project consists of 175 units with an average starting price of $600,000. When completed, 1,300 home units will be built under a master plan that includes an 18-hole golf course and a Hampton Inn Resort Hotel. Also, the Marbella Club Villas at Palmas del Mar is another tourism-related project, the first phase of which will consist of 60 units at an average starting price of $700,000.

The construction lending group maintains a close working relationship with Santander Mortgage Corporation in order to provide clients with a complete package of real estate financing alternatives, from the construction of projects to the final purchase of properties by homeowners.

Residential Home Loan Production

[3 photos: a family sighing a mortgage; a finished multi-family project; a family in their new home.]

Mortgage Origination

There is strong synergy between construction lending and the origination of permanent mortgages. In 2001, most of the growth of Santander Mortgage Corporation, a subsidiary of Banco Santander Puerto Rico, came from the issuance of new home mortgages, rather than refinancing of existing mortgages. Only 33% of the loans originated were for refinancing existing mortgages.

Residential home loan production was outstanding in 2001, growing by 94.7% to reach $512 million, compared to $263 million in the previous year. This growth brought the residential mortgage portfolio to $1.1 billion in 2001, breaking the billion-dollar mark for the first time, with an increase of $211 million, or 23.1% when compared to the previous year.

The significant growth in mortgage production in 2001 came from a complete restructuring of procedures and the application of new technologies, which empowered a larger and better-trained mortgage origination staff to pursue market share more aggressively. During 2001, the staff of Santander Mortgage doubled, increasing from 50 to104 employees.

At the same time, greater emphasis was placed on effectively using the 66 branches of Banco Santander Puerto Rico as launching pads for growth and for building closer relationships with our customers. Functions were also decentralized with more efficient and cost-effective closing centers established in Hato Rey, Mayagüez and Ponce. Likewise, the links between telecommunications, Internet capabilities and improved credit scoring techniques were applied, giving homebuyers pre-approved mortgage guidelines within 20 minutes, conditioned to subsequent qualification. In addition, the closing time for mortgages was sharply reduced, resulting in a more competitive operation.

Santander Mortgage anticipates tremendous growth opportunities ahead to further build on its performance in 2001. Home ownership is a primary financial objective in Puerto Rico with approximately $6 billion in new mortgages originating each year. With about 8% of the market, Santander Mortgage will aggressively apply its greatly improved strategies and services to achieve a larger share of that market in 2002 and beyond.

Insurance Shows Great Promise

Completing its first full year of operations, Santander Insurance Agency, Inc., the subsidiary established in October 2000, turned in an outstanding performance for 2001, generating $3.2 million in net insurance commission income for the year.

Santander Insurance offers life, health and disability, unemployment, title and dwelling coverage as a corporate agent and also operates as a general agent. The insurance subsidiary exceeded its goals in both market penetration and earnings for the year. During 2001, insurance production developed as a result of direct marketing and referrals from our branch network. Training and licensing branch personnel to sell insurance further enhances this important source of new business, while simultaneously, new lines of insurance are offered to serve a wider market range that includes small and medium-size businesses and other types of personal and commercial risk.

We anticipate that these efforts will continue to contribute to the growth of this important profit center as it becomes fully integrated with the total mix of financial products and services that Santander BanCorp offers.

Innovative Consumer Banking

[Photos: person using an ATM facility; three employees analysing data on a computer terminal new Isla Verde branch]

Innovative Consumer Banking

Banco Santander Puerto Rico is the marquee distribution channel for the extensive array of financial products and services that are offered to the banking public in Puerto Rico. Celebrating the 25th year of its highly viable presence on the Island, the Bank was revitalized by a greatly improved service culture in 2001, which employs the latest banking innovations to satisfy the consumer.

Our 66 branches, strategically located around the Island, are the primary points of contact with our clients. They are the nerve centers, where transactions are carried out and, more important, where working relationships are formed and reinforced. In 2001, two new full-service branches were opened, one at the Auxilio Mutuo Hospital and another in the Isla Verde area. Also, the branch at Plaza Las Americas was completely remodeled to efficiently handle the needs of clients at the largest shopping mall in the Caribbean. We will add three more state-of-the-art branches to that network in 2002 – in the San Juan metropolitan area and the southern part of the Island.

Further, we have added 14 new ATM sites at branches and other locations in 2001, bringing the total to 121 ATMs, and during 2002 we will add another 33 ATM sites.

Convenience is a key component to the success of that client service culture. Our Internet and tele-banking platforms are among the most convenient, and reliable, in the market. Moreover, we have applied our strength in information technologies to first segment the market and then to cross-reference the particular characteristics that best serve our clients.

This segmentation process has made Banco Santander Puerto Rico more agile and effective in identifying the multi-dimensional financial requirements that all clients share in one form or another. As a result, we have profiled client needs more closely and connected them to appropriate financial solutions.

Effective Cross Selling

The concept of each branch as a full-service financial center firmly took hold of our operations in 2001, with increased interaction between specialists in commercial business development, insurance, mortgages, investments and our branch service providers in order to meet client demands at one convenient location. As a result, we are making the one-stop shopping concept for financial services a reality by applying more effective cross-selling techniques through the branch delivery chain.

Moreover, we are reaching the market with an integrated image of our total product mix for greater client recognition and acceptance. In 2001, particular attention was given to expanding the use of Santandernet.com as an effective and secure Internet connection for making payments, requesting loans, making transfers and credit and debit card transactions, as well as accessing account information.

The packaging of products and services to meet the needs of special clients led to the establishment of the Preferred Client Unit, which serves the needs of high net worth individuals. Also, value-added offers were made to our "PYMES" clients to satisfy not only their business requirements, but their personal financial requirements as well. Likewise, the structuring of "FUTURA PAK," an all-encompassing introductory financial service at preferential rates, which is exclusively for college students, received broad acceptance because of the alliances formed with Puerto Rico´s major private universities.

Technology and Human Capital

[Photos an employee distributing literature; various employees, including the president discussing data shown on a laptop computer; a manager and an employee studying the VISA EMPRESIAL DEL SANTANDER manual.]

Tele-banking services also play an important part in providing clients access to the broad range of services available. In 2001, there was a 20% increase in the volume of business originated through telecommunications.

Online, Real-Time Service

Santander BanCorp is firmly committed to keeping ahead of the curve in the application of the latest information technologies for greater efficiency in handling financial transactions and providing client services.

The improvement of our data processing structure, which will represent an investment of approximately $15 million when completed, is producing faster and more reliable databases throughout our operating units and allowing new and strong client-oriented functions.

Santandernet.com is the Internet access route to a full array of products and services for the market, and it witnessed a tremendous increase in the number of inquiries during 2001, growing by 345%. The SuperNet page, which provides subscribing clients with their own private and confidential transaction website, also showed a sharp usage increase of 92% in 2001.

In addition, Santander Channel is the first Internet service provider to be offered by a financial institution in Puerto Rico. It is available to our clients at the lowest price in the market.

Our Investment in Human Capital

Continuous improvement in serving clients is the mantra of more than 1,600 employees of Santander BanCorp. In response to that objective we are endowing our personnel with the necessary skill enhancements to become effective service providers at every level.

For example, the opportunity to provide clients with insurance coverage through our own subsidiary, Santander Insurance Agency, Inc., has prompted approximately 100 branch associates to train for their licenses to sell insurance, so that they can perform dual functions, rather than just make referrals.

Our personnel are also encouraged to participate in the expansion of our product lines through a rewards system that includes incentives for new business development. Approximately 33% of the total income of branch associates is derived from variable compensation based on referral commissions. At the same time, functions have been redefined and the tools are being applied to establish the broadest possible sales and service orientation throughout the organization.

Today, everyone sets goals, and they are empowered to reach objectives by an extensive support system that encourages continuous improvement. The system encourages management training, career development studies and continuous education at the college level. In 2001, we also offered 29,359 hours of training to more than 1,350 participants in 177 different courses of study at our own facilities.

These initiatives have enabled Santander BanCorp to retain skilled and dedicated personnel as well as to recruit high-caliber candidates who foresee a promising career that allows them to share in the bright future of our organization.

Community Involvement

[Photos: teacher and child; group of children and teachers; teacher and child; child reading.]

Community Involvement

Santander BanCorp is committed to the communities it serves, emphasizing support through ongoing programs that benefit people. Some of these provide loans for the physically challenged; others are for low-income families and local entrepreneurs. One example is the "Vamos a Ti" program implemented in the municipality of Cidra, which provides loans of up to $15,000 and small business education workshops for local entrepreneurs who wish to start or expand their own businesses. The success of this initiative has enabled a second group of local entrepreneurs to participate in the program, which has been extended until March 2002.

Another program entitled "Contigo Mano a Mano" grants loans of up to $1,500 to qualified families with annual incomes not exceeding $14,600. We also developed a joint-venture initiative called "Impulso al Futuro," with the Puerto Rico Technology Assistance Project of the University of Puerto Rico Medical Sciences Campus. This program provides personal loans from $1,000 to $15,000 at a fixed interest rate of 8.5% to physically challenged individuals or their families to help meet specific needs through modifications to their homes and to acquire the necessary equipment to provide a better quality of life.

As part of our commitment to improve the quality of life in low and moderate-income communities, we have developed a financial literacy campaign, which is designed to reach and educate residents through community workshops offered by Bank employees. These workshops teach the importance of asset accumulation, and enable residents to become better acquainted with ways to secure their financial futures.

We sponsor community-based organizations, backing initiatives that range from the support of micro-businesses to low-interest loans for community development and low-income housing. Our commitment to education led to the donation of Santander Channel Internet Service subscriptions to the Cantera Community Library and the Arecibo School of Fine Arts.

Our Universities Program extended its services through alliances established with four private universities, enabling us to reach close to 40% of the Island´s college-level students with financial guidance and banking products tailored especially to their needs. Furthermore, we were pleased to offer a scholarship in the name of Teodoro Moscoso, the pioneer of industrial development in Puerto Rico, through the Ana G. Méndez University System.

As part of our 25th anniversary celebration in 2001, we sponsored the San Juan Biennial of Caribbean and Latin American Graphic Arts, presenting the $20,000 grand prize to Puerto Rican artist Marta Pérez García. She came on board to tutor the children of employees in art techniques they employed to participate in a contest to portray Puerto Rico as they would ideally like to see it. Three top art creations were used in a company community service advertisement.

Santander BanCorp

Board of Directors

Benito Cantalapiedra

Chairman

Juan Arenado

Vice Chairman

Richard Reiss

Treasurer

Víctor Barallat

María Calero

Carmen Ana Culpeper

Gonzalo de la Heras

José R. González

José Juan Ruiz

Roberto Valentín

Enrique R. Ubarri-Baragaño, Esq.

Secretary

María Calero

Assistant Secretary

Santander BanCorp Subsidiaries & Affiliates in Puerto Rico

Subsidiaries

Banco Santander Puerto Rico

Santander Mortgage Corporation

Sinesio Díaz Burley, President

Santander Insurance Agency, Inc

Jorge García García, President

Santander International Bank

of Puerto Rico

Affiliates

Santander Securities Corporation

Carlos M. García, President

Santander Asset Management Corporation

Héctor M. Mayol, President

Santander Overseas Bank

Simón Ergas, Vice President

Santander Investment International Bank

BSCH International Bank Inc.

Banco Santander Puerto Rico – Executive Management {All with individual photos}

Juan Arenado

President and CEO

José R. González

Senior Executive Vice President

and Chief Financial Officer

María Calero

Executive Vice President,

Operations & Corporate Comptroller

Jorge Charlán

Executive Vice President and

Risk Management Director

Sergio Moya

Executive Vice President

Treasurer

Guillermo Sanz

Executive Vice President

Commercial Banking

Luis Miguel Viñuela

Executive Vice President

Retail Banking

Ivonna J. Pacheco

First Senior Vice President

Human Resources

Ramón Sánchez

First Senior Vice President

Internal Audit

Enrique Ubarri-Baragaño, Esq.

Senior Vice President

Legal and Corporate Compliance

Evelyn Vega Sella

Senior Vice President

Corporate Communications &

Public Relations

MANAGEMENT

Emilio Martinó

First Senior Vice President

Loan Review

Nilda Picorrelli

First Senior Vice President

Branch Operations

Enrique Rolón

First Senior Vice President

Commercial Banking

Sergio San Pedro

First Senior Vice President

Non-Performing Assets

Tomás Torres

First Senior Vice President

Credit Administration

Laura Vázquez

First Senior Vice President

Comptroller

Eugenio Alonso

Senior Vice President

CRA Officer

Jaime Anusch

Senior Vice President

Marketing

Lillian Arroyo

Senior Vice President

Universities Program

Gloria Benson

Senior Vice President

Bank Secrecy Officer

Salvador Calaf

Senior Vice President

Industry and Commerce

Silvina Campos

Senior Vice President

Strategic Planning

Francisco De Lucas

Senior Vice President

Credit Management

Pedro Díaz

Senior Vice President

Public Sector Banking

Magaly F. de Enríquez

Senior Vice President

Commercial Banking

Luis C. Fernández, Esq.

Senior Vice President

Trust Division

Alejandro Guzmán

Senior Vice President

Management Information System

Héctor Horta

Senior Vice President

Corporate Banking

Osvaldo Karuzic

Senior Vice President

Information Technology

Manuel Lasso

Senior Vice President

Market Risk

Ariel Lebrón

Senior Vice President

Construction Loans

Luis Mena

Senior Vice President

Agricultural Loans

Jesús Quiñones

Senior Vice President

Organization and Methods

Irving Rivera

Senior Vice President

Credit Administration

José Santoni

Senior Vice President

Credit Administration

Carlos Santos

Senior Vice President

Investments

Zoraida Báez

Vice President

Quality

Angel García

Vice President

Leasing & Confirming

Angel González

Vice President

Security

José E. Guzmán

Vice President

Corporate Banking

Pedro La Torre

Vice President

Telephone Banking

Nelson Miranda

Vice President

Electronic Banking

Ronald Ríos

Vice President

Credit Cards

Freddie Vega

Vice President

Administrative Services

Writing: Robert P. Schoene (787) 789-8964

Editing: Anne W. Chevako

Photography:

Felix Cordero - Portraits

Aerial/Architectural Photography, Inc. – Aerial photos

Wilfredo Pérez

Layout: Jay Chevako

Production and printing supervision: Publishing Resources, Inc. (787) 791-5382

Printing: Cedar Graphics, Inc.

Project direction and coordination: Corporate Communications and Public Relations Department

Banco Santander Puerto Rico

Add page for back outside cover

Web-site address groupo Santander; and Santander BanCorp;?? Logo Santander Central Hispano