Form 10-K, Exhibit 13
period 2001-12-31
SANTANDER BANCORP
filed 2002-04-01
CIK 1099958

Cover

ANNUAL REPORT 2001

Consolidated Financial Statement Analysis and 2001 Results

additional balance sheet strength · more efficiency · higher profitability Building for the future (flame logo)

(Santander BanCorp Logo)

SANTANDER BANCORP

FINANCIAL DATA – INDEX
PAGE
FINANCIAL REVIEW AND SUPPLEMENTARY INFORMATION

Selected Consolidated Financial Information	2
Management´s Discussion and Analysis of Results of Operations and Financial Condition	4
Selected Statistical Information	28

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants	29
Consolidated Balance Sheets – December 31, 2001 and 2000	30
Consolidated Statements of Income for the Years Ended December 31, 2001, 2000 and 1999	31
Consolidated Statements of Changes in Stockholders´ Equity and Other Comprehensive
Income for the Years Ended December 31, 2001, 2000 and 1999	32
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999	33
Notes to Consolidated Financial Statements – December 31, 2001, 2000 and 1999	34

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated and other financial and operating information for the Corporation and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporation´s Consolidated Financial Statements and the sections entitled "Management´s Discussion and Analysis of Results of Operations and Financial Condition" and "Selected Statistical Information" appearing elsewhere in this Annual Report. The selected Balance Sheet and Income Statement data, insofar as they relate to each of the five years in the five-year period ended December 31, 2001, have been derived from the Corporation´s Audited Consolidated Financial Statements.

	Year ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands, except for per share data and ratios)
CONDENSED INCOME STATEMENTS
Interest income	$485,383	$612,045	$559,761	$481,820	$422,150
Interest expense	242,305	365,600	306,086	250,074	210,963
Net interest income	243,078	246,445	253,675	231,746	211,187
Security gains (losses)	18,282	-3,801	323	2,074	2,964
Gain on sale of mortgage servicing rights	530	1,463	2,978	7,690	2,484
Other income	55,419	58,652	42,030	43,679	43,149
Operating expenses	185,207	174,723	171,801	166,447	164,132
Provision for loan losses	65,430	37,000	26,375	28,800	4,850
Income tax	6,026	14,486	20,361	19,630	23,144
Transition adjustment loss, net of deferred taxes	-8,246	0	0	0	0
Net income	$52,400	$76,550	$80,469	$70,312	$67,658

PER PREFERRED SHARE DATA
Outstanding Shares:
Average	2,610,008	2,610,008	2,610,008	1,601,954	0
End of period	2,610,008	2,610,008	2,610,008	2,610,008	0
Cash Dividends per Share	1.75	1.75	1.75	0.98	0

PER COMMON SHARE DATA*(1)
Net income	$1.20	$1.71	$1.79	$1.61	$1.64
Book value	13.37	12.96	11.33	10.58	12.32
Outstanding Shares:
Average	40,026,375	42,140,852	42,484,870	41,990,670	41,311,039
End of period	39,388,670	40,949,870	42,484,870	42,484,870	41,934,916
Cash Dividends per Share	0.44	0.44	0.44	1.77	0

AVERAGE BALANCES
Net loans	$4,389,189	$4,522,601	$4,111,060	$3,619,573	$3,486,978
Allowance for loan losses	53,510	55,118	56,462	52,938	61,067
Earning assets	6,593,400	7,441,656	7,355,495	6,096,356	5,159,724
Total assets	6,924,570	7,805,457	7,718,192	6,426,252	5,484,056
Deposits	4,020,921	4,116,145	3,739,337	3,719,362	3,654,683
Borrowings	2,202,215	3,014,970	3,319,005	2,107,055	1,251,697
Preferred equity	65,250	65,250	65,250	40,049	0
Common equity	532,123	504,236	469,012	441,930	483,087
PERIOD END BALANCES
Net loans	$4,388,958	$4,437,158	$4,452,846	$3,772,869	$3,572,802
Allowance for loan losses	52,857	51,526	56,200	53,457	53,426
Earning assets	7,424,481	7,392,386	7,796,678	6,929,288	5,584,165
Total assets	7,659,911	7,642,667	8,038,350	7,161,061	6,003,860
Deposits	4,793,731	4,921,620	4,061,252	3,722,401	3,529,342
Borrowings	2,160,636	2,012,972	3,307,251	2,797,742	1,846,449
Preferred equity	65,250	65,250	65,250	65,250	0
Common equity	526,763	530,566	481,366	449,499	516,575
Total equity	592,013	595,816	546,616	514,749	516,575

Footnotes appear on the following page

	Year ended December 31,
	2001	2000	1999	1998	1997
SELECTED RATIOS
Performance:
Net interest margin (2)	4.03%	3.65%	3.84%	4.24%	4.44%
Efficiency ratio (3)	57.52%	52.64%	52.44%	54.73%	59.73%
Return on average total assets	0.76%	0.98%	1.04%	1.09%	1.23%
Return on average assets before transition adjustment	0.88%	–%	–%	–%	–%
Return on average common equity	8.99%	14.28%	16.18%	15.33%	14.01%
Return on average equity before transition adjustment	10.54%	–%	–%	–%	–%
Average net loans to average total deposits	109.16%	109.87%	109.94%	97.32%	95.41%
Average earning assets to average total assets	95.22%	95.34%	95.30%	94.87%	94.09%
Average stockholders' equity to average assets	8.63%	7.30%	6.92%	7.50%	8.81%
Fee income to average assets	0.58%	0.50%	0.44%	0.59%	0.67%
Capital:
Tier I capital to risk-adjusted assets	10.84%	11.00%	10.13%	10.51%	12.25%
Total capital to risk-adjusted assets	11.83%	12.06%	11.34%	11.98%	14.23%
Leverage ratio	8.89%	7.53%	6.64%	6.94%	8.36%
Asset quality:
Non-performing loans to total loans	2.14%	1.52%	0.98%	1.22%	1.20%
Net charge-offs to average loans	1.44%	0.91%	0.57%	0.78%	0.36%
Allowance for loan losses to period-end loans	1.19%	1.15%	1.25%	1.40%	1.47%
Allowance for loan losses to non-performing loans	55.52%	75.65%	126.72%	114.37%	122.27%
Allowance for loan losses to non-performing loans plus
accruing loans past-due 90 days or more	52.47%	70.81%	117.69%	103.00%	100.27%
Non-performing assets to total assets	1.31%	1.03%	0.65%	0.75%	0.85%
Recoveries to charge-offs	14.33%	22.78%	44.79%	32.90%	60.83%
Earnings to Fixed Charges: (4)
Excluding interest on deposits	2.61x	2.37x	2.25x	2.81x	3.98x
Including interest on deposits	1.27x	1.25x	1.32x	1.35x	1.42x
Earnings to Fixed Charges and preferred stock dividends: (5)
Excluding interest on deposits	2.51x	2.30x	2.18x	2.74x	3.69x
Including interest on deposits	1.24x	1.23x	1.30x	1.33x	1.38x
OTHER DATA AT END OF PERIOD
Full-service branches	62	60	64	64	64
Red Express branches	3	15	14	14	14
Total branches	65	75	78	78	78
ATMs	121	116	121	108	104

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

MANAGEMENT´S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

General

Santander BanCorp´s ("the Corporation") financial results for 2001 reflect the effects of the economic recession in the United States and Puerto Rico, the adoption of new accounting standards for derivative instruments and hedging activities and a voluntary termination benefit offered to certain qualified employees.

During 2001, the Corporation improved the performance of its core business as evidenced by improving net interest margin. There is a continued emphasis on the commercial and industrial sector as well as mortgage lending taking advantage of favorable market conditions in that sector coupled with continued attention to asset quality.

The Corporation divested itself of most of its in-store branch network (Red Express Branches) during the year and is in the process of investing in several full-service branches expected to open for business during 2002. During the latter part of 2001, the Corporation obtained approval to open an international banking entity, Santander International Bank (SIB), a subsidiary of Banco Santander Puerto Rico (BSPR) for the purpose of providing specialized products and services to foreign customers. SIB is expected to be fully operational during 2002.

The profitability of the Corporation´s operations depends primarily on its net interest income, provision for loan losses, other income, other operating expenses, and income taxes. Net interest income is the difference between the income the Corporation receives on its loan and investment portfolios and the cost of its deposits and borrowings. Net interest income is dependent on the amounts and yields of its interest-earning assets compared to the amounts and rates of its interest-bearing liabilities. The Corporation is sensitive to changes in market rates of interest and uses asset and liability management practices in coping with such changes. The provision for loan losses reflects the cost of credit risk in the Corporation´s loan portfolio and is dependent on loan portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions, and loan impairment measurements. Other income consists of various service charges and fees as well as gains and losses on sales of assets. Other operating expenses include personnel costs as well as occupancy and equipment, data processing, professional fees, communication, business promotion, deposit insurance, other taxes, intangibles amortization, and various other expenses. Income taxes depend on the Corporation´s pre-tax income, including the level of its tax-exempt investment income.

Critical Accounting Policies

The consolidated financial statements of the Corporation are prepared in accordance with accounting principles generally accepted in the United States and with general practices within the financial industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Corporation believes that of its significant accounting policies detailed in Note 1 to the consolidated financial statements, the following may involve a higher degree of judgement and complexity.

Allowance for Loan Losses. The Corporation assesses the overall risks in its loan portfolio and establishes and maintains a reserve for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation´s loan portfolio. The Corporation´s management evaluates the adequacy of the allowance for loan losses on a monthly basis. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements. Any significant changes in these considerations would have an impact on the allowance for loan losses.

Financial Instruments. Certain financial instruments including derivatives, hedged items and investment securities available for sale are recorded at fair value and unrealized gains and losses are recorded in other comprehensive income or other gains and losses as appropriate. Fair values are based on listed market prices, if available. If listed market prices are not available, fair value is determined based on other relevant factors including price quotations for similar instruments. Fair value for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments as well as time value and yield curve or volatility factors underlying the positions.

Income taxes. In preparing the consolidated financial statements the Corporation is required to estimate income taxes. This involves an estimation of current tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The carrying value of the Corporation´s net deferred tax assets assumes that the Corporation will be able to generate sufficient future taxable income based on estimates and assumptions. If these estimates and related assumptions change in the future, the Corporation may be required to record valuation allowances against its deferred tax assets resulting in additional income tax expense in the consolidated statements of income. Management evaluates the realizability of the deferred tax assets on a quarterly basis and assesses the need for a valuation allowance. During the year ended December 31, 2001, the Corporation had no recorded valuation allowances related to its net deferred tax assets (see Note 15 to the consolidated financial statements).

Impairment of long-lived assets, goodwill and other intangible assets. The Corporation´s long-lived assets include premises and equipment, goodwill and other intangible assets. Premises, equipment and intangible assets with finite useful lives are amortized over their estimated useful lives. Useful lives are based on management´s estimates of the period that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible assets the book value would be adjusted and a loss would be recognized in current operations.

On January 1, 2002 the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment by comparing the fair values of those assets with their recorded amounts. In assessing the recoverability of goodwill and other intangibles the Corporation must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Corporation may be required to record impairment charges for these assets not previously recorded. The Corporation did not recognize any transition adjustment loss on the initial application of SFAS No. 142.

Pension and Other Postemployment Benefits. The determination of the Corporation´s obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 17 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with generally accepted accounting principles, actual results that differ from the Corporation´s assumptions are accumulated and amortized over future periods and therefore, generally affect recognized expense and recorded obligation in such future periods. Management believes that the assumptions made are appropriate, however, significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations and future expense.

Results of Operations

The following discussion is based upon and should be read in conjunction with the Corporation´s Audited Consolidated Financial Statements for the years ended December 31, 2001, 2000 and 1999.

Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

Introduction

The following table sets forth the principal components of the Corporation´s net income for the years ended December 31, 2001, 2000 and 1999.
	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Components of net income:
Net interest income	$243,078	$246,445	$253,675
Provision for loan losses	65,430	37,000	26,375
Other income	74,231	56,314	45,331
Other operating expenses	185,207	174,723	171,801
Provision for income tax	6,026	14,486	20,361
Net transition adjustment loss	-8,246	0	0
Net income	$52,400	$76,550	$80,469

2001 and 2000. The Corporation´s net income decreased 31.6% from $76.6 million for the year ended December 31, 2000 to $52.4 million for the year ended December 31, 2001.This decrease was primarily due to an increase in the reserve for loan losses of $28.4 million and a transition adjustment loss of $8.2 million net of deferred taxes of $5.3 million resulting from the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, as amended "Accounting for Derivative Instruments and Hedging Activities."These expenses and losses were partially offset by a gain on sales of investment securities of $18.3 million.

2000 and 1999. The Corporation´s net income decreased 4.9% from $80.5 million for the year ended December 31, 1999 to $76.6 million for the year December 31, 2000. This decrease was due to several one-time expenses relating to the reorganization process that the Corporation underwent during the year, a loss of $3.8 million on the sale of investment securities, an increase of $10.6 million in the provision for loan losses and a higher cost of funding.

Net Interest Income

The Corporation´s net interest income was $243.1 million, $246.4 million and $253.7million for the years ended December 31, 2001, 2000 and 1999, respectively.

To facilitate the comparison of assets with different tax attributes, the interest income on tax-exempt assets under this heading and under the heading "Change in Interest Income and Interest Expense Volume Rate Analysis," has been adjusted by an amount equal to the income taxes which would have been paid had the income been fully taxable. This tax equivalent adjustment is derived using the applicable statutory tax rate and resulted in an adjustment of $22.9 million in 2001, $25.3 million in 2000 and $29.0 million in 1999.

The tables included under this heading and under the heading "Interest Income" set forth certain information as to the Corporation´s interest income on a tax-equivalent basis, average interest earning assets and average interest bearing liabilities for the years ended December 31, 2001, 2000 and 1999.
	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Interest income	$ 508,316	$ 637,388	$ 588,715
Interest expense	(242,305)	(365,600)	(306,086)
Net interest income	$ 266,011	$ 271,788	$ 282,629
Net interest margin-tax equivalent basis(1)	4.03%	3.65%	3.84%

(1) Net interest margin for any period equals tax-equivalent net interest income for such period divided by average interest earning assets for such period.

2001 and 2000. The Corporation´s tax-equivalent net interest income decreased 2.1% from $271.8 million in 2000 to $266.0 million in 2001. This decrease in the Corporation´s net interest income was due to a decline of 11.4% in average earning assets and a decrease in the yield of such earning assets. These reductions were partially offset by a decrease in average interest bearing liabilities and a decrease of 124 basis points in the cost of funding earning assets.

The Corporation´s net interest margin on a tax-equivalent basis increased from 3.65% for the year ended December 31, 2000 to 4.03% for the year ended December 31, 2001. This increase is due to interest rate reductions during the year and to a change in the Corporation´s liability mix. During 2001, a higher percentage of the Corporation´s average interest bearing liabilities was composed of deposits, as opposed to the year 2000 that had a higher percentage of average interest bearing liabilities in borrowings.

2000 and 1999. The Corporation´s tax-equivalent net interest income decreased by 3.8% from $282.6 million in 1999 to $271.8 million in 2000. The decrease in the Corporation´s net interest income was primarily due to an increase in average interest bearing liabilities and interest expense, coupled with a decrease in average investment securities. These movements were partially offset by an increase in the average loan portfolio from $4.1 billion in December 1999 to $4.5 billion in December 2000, together with an increase in interest income on loans. In addition, during 1999 the Corporation recognized nonrecurring interest income of $2.1 million related to the recovery of a charged-off loan. Excluding this item the decrease in net interest income for the year ended December 31, 2000 was 3.1%.

The Corporation´s net interest margin on a tax-equivalent basis declined from 3.84% for the year ended December 31, 1999 to 3.65% for the year ended December 31, 2000. This decrease was due to the increase in interest bearing liabilities and cost of funding and was partially offset by the change in the mix of interest earning assets from investment securities to higher yielding loans.

Interest Income

The following table sets forth information as to the Corporation´s tax-equivalent interest income and average interest earning assets for the years ended December 31, 2001, 2000 and 1999. This information is derived from the tables included under the heading "Selected Statistical Information–Average Balance Sheets and Interest Rate Data" and is qualified in its entirety by reference to such information.

	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Interest income	$ 508,316	$ 637,388	$ 588,715
Average interest earning assets:
Commercial, industrial and agricultural loans	$ 2,243,616	$ 2,342,573	$ 2,088,864
Construction loans	368,507	384,525	263,839
Consumer loans	755,063	866,056	835,658
Mortgage loans	1,075,513	984,565	979,161
Total loans	4,442,699	4,577,719	4,167,522
Interest earning deposits	218,897	117,392	129,229
Total securities	1,985,314	2,801,663	3,115,206
Total	$ 6,646,910	$ 7,496,774	$ 7,411,957
Average rates earned	7.71%	8.57%	8.00%

2001 and 2000. The Corporation´s tax-equivalent interest income decreased 20.3% from $637.4 million for the year ended December 31, 2000 to $508.3 million for the year ended December 31, 2001. The decrease in the Corporation´s interest income was due to an 11.4% decrease in average earning assets as well as a decrease in the average rate earned on such assets from 8.57% for the year ended December 31, 2000, to 7.71% for the year ended December 31, 2001.

Average loans decreased $135 million or 3.0% from $4.6 billion in 2000 to $4.4 billion in 2001. Average mortgage loans increased 9.2% or $90.9 million during 2001 compared to 2000. Residential mortgage loan production reached $512 million, an increase of 94.7% or $249 million compared to year 2000 production levels. This increase was due to the favorable rate environment for this sector during 2001 and the Corporation´s ability to respond to market demand in a short period of time.

The increase in average mortgage loans was offset by a decrease in average consumer loans of $111.0 million or 12.8% for the year ended December 31, 2001 compared to the same period in 2000. There was a significant decrease in the average auto loan portfolio of 35.6% or $68.3 million as a result of the Corporation´s strategic decision, during the year 2000, to withdraw from this lending activity. There was also an 8.9% or $50.5 million decrease in average unsecured personal loans due to the Corporation´s tightening of its underwriting standards and renewed emphasis in the commercial lending sector. These decreases in average personal and auto loans were partially offset by a 7.4% or $7.8 million increase in the average credit card portfolio during 2001 compared to 2000. Average commercial loans also reflected a 4.2% or $99.0 million decrease in the portfolio during 2001 compared to the same period in 2000 due to stricter underwriting criteria and unfavorable market conditions.

Average investment securities decreased 29.1% or $816.3 million during the year ended December 31, 2001, compared to the same period in 2000. This reduction in the investment portfolio was principally due to $1.5 billion of investment securities being called during the year. These decreases were partially offset by an increase in average interest earning deposits of $101.5 million or 86.5%.

2000 and 1999. The Corporation´s tax-equivalent interest income increased 8.3% from $588.7 million for the year ended December 31, 1999 to $637.4 million for the year ended December 31, 2000. The increase in the Corporation´s interest income was primarily due to an increase of 9.8% in the volume of the Corporation´s average loan portfolio together with an increase in the average rate earned on earning assets from 8.00% for the year ended December 31, 1999 to 8.57% for the year ended December 31, 2000.

Average loans increased $410.2 million or 9.8% from $4.2 billion in 1999 to $4.6 billion in 2000. The most significant growth in the loan portfolio was reflected in commercial, industrial and agricultural loans which reflected an increase of $253.7 million or 12.2% in 2000 compared to 1999. Construction lending also reflected a significant growth of $120.7 million from $263.8 million in 1999 to $384.5 million in 2000, an increase of 45.7%. Consumer loans increased 3.6% reflecting a deceleration in this portfolio´s growth compared to previous years due to the decision to tighten credit criteria and to withdraw from the auto lending sector. The mortgage loan portfolio reflected a marginal increase of 0.6% due primarily to sale of mortgage loans during the year.

Average investment securities decreased $313.5 million or 10.1% due to the Corporation´s shift to higher yielding loans. This decrease partially offset the gain in the loan portfolio.

Interest Expense

The following table sets forth information as to the Corporation´s interest expense and average interest bearing liabilities for the years ended December 31, 2001, 2000 and 1999.
	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Interest expense	$ 242,305	$ 365,600	$ 306,086
Average interest bearing liabilities
Savings and NOW accounts	$ 1,455,542	$ 1,440,686	$ 1,491,367
Other time deposits	1,972,984	2,051,311	1,582,284
Borrowings	1,793,507	2,573,586	2,869,967
Term notes	388,708	421,384	393,185
Subordinated notes	20,000	20,000	55,853
Total interest bearing liabilities	$ 5,630,741	$ 6,506,967	$ 6,392,656
Average rate paid	4.30%	5.62%	4.79%
Total non-interest bearing liabilities	$ 696,456	$ 729,004	$ 791,274

2001 and 2000. The Corporation´s interest expense decreased 33.7% from $365.6 million for the year ended December 31, 2000, to $242.3 million for the year ended December 31, 2001. The decrease in the Corporation´s interest expense was the result of a decrease in average interest bearing liabilities of $876.2 million for the year ended December 31, 2001, together with a decrease in the Corporation´s average rate paid on interest bearing liabilities from 5.62% for the year ended December 31, 2000, to 4.30% for the year ended December 31, 2001.

There was a shift in the composition of the Corporation´s average interest bearing liabilities. During 2001, average interest bearing deposits were 60.9% of average interest bearing liabilities, while in 2000 average interest bearing deposits were 53.7% of average interest bearing liabilities. This shift to lower cost deposits had a favorable impact on the Corporation´s net interest margin.

2000 and 1999. The Corporation´s interest expense increased 19.4% from $306.1 million for the year ended December 31, 1999, to $365.6 million for the year ended December 31, 2000. The increase in the Corporation´s interest expense was the result of an increase in average interest bearing liabilities of $114.3 million for the year ended December 31, 2000, together with an increase in the Corporation´s average rate paid on interest bearing liabilities from 4.79% to 5.62% for the year ended December 31, 2000. There was also a significant decrease in average borrowings as the Corporation shifted its focus to enhancing deposit products and increasing its market share.

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

Changes in Interest Income and Interest Expense-Volume and Rate Analysis

The following table allocates changes in the Corporation´s tax equivalent interest income and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective interest rates for 2001 compared to 2000 and 2000 compared to 1999. Volume and rate variances have been calculated based on activities in average balances over the period and changes in interest rates on average interest earning assets and average interest-bearing liabilities.

	2001 vs 2000			2000 vs 1999
	Increase(Decrease) Due to Change In:			Increase(Decrease) Due to Change In:
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest Income:
Federal funds purchased and securities purchased under agreements to resell	$ 3,048	$ (2,179)	$ 869	$ 1,833	$ 416	$ 2,249
Time deposits with other banks	656	(701)	(45)	(1,281)	(821)	(2,102)
Investment securities	(56,720)	(6,343)	(63,063)	(20,010)	3,462	(16,548)
Loans, net	(12,733)	(54,100)	(66,833)	39,252	25,822	65,074
Total Interest Income	(65,749)	(63,323)	(129,072)	19,794	28,879	48,673
Interest Expense:
Savings and NOW accounts	578	(16,677)	(16,099)	(1,632)	11,661	10,029
Other time deposits	(4,409)	(27,964)	(32,373)	26,359	11,434	37,793
Borrowings	(43,264)	(26,658)	(69,922)	(16,755)	25,934	9,179
Long-term borrowings	(1,994)	(2,907)	(4,901)	(444)	2,957	2,513
Total Interest Expense	(49,089)	(74,206)	(123,295)	7,528	51,986	59,514
Net Interest Income	$ (16,660)	$ 10,883	$ (5,777)	$ 12,266	$ (23,107)	$ (10,841)

Note: The Changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category

During 2001 the decrease in net interest income on a tax-equivalent basis was due to the decrease in the volume of average interest earning assets that was partially offset by a decrease in the volume of average interest bearing liabilities. These decreases were partially offset by the decrease in average rates paid on average interest bearing liabilities.

During 2000 the decrease in net interest income on a tax equivalent basis was driven by the increase in interest rates paid on deposits and borrowings, and to a lesser extent to an increase in the volume of interest bearing liabilities. This effect was partially offset by an increase in tax equivalent interest income and in the volume of interest earning assets.

Provision for Loan Losses

The Corporation assesses the overall risks in its loan portfolio and establishes and maintains a reserve for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation´s loan portfolio. The Corporation´s management evaluates the adequacy of the allowance for loan losses on a monthly basis. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses. See Note 7 to the Audited Consolidated Financial Statements.

The following table sets forth information with respect to the Corporation´s allowance for loan losses for the years ended December 31, 2001, 2000 and 1999.
	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Balance of allowance for loan losses at beginning of year	$ 51,526	$ 56,200	$ 53,457
Provision for loan losses	65,430	37,000	26,375
	116,956	93,200	79,832
Charge-offs
Commercial loans	23,418	10,303	9,674
Construction loans	-	-	10
Mortgage loans	74	-	-
Consumer loans	51,328	43,664	33,122
	74,820	53,967	42,806
Recoveries
Commercial loans	4,208	4,458	12,368
Construction loans	104	94	-
Mortgage loans	-	-	14
Consumer loans	6,409	7,741	6,792
	10,721	12,293	19,174
Net charge-offs	64,099	41,674	23,632
Balance of allowance for loan losses at end of year	$ 52,857	$ 51,526	$ 56,200
Ratios:
Allowance for loan losses to year-end loans	1.19%	1.15%	1.25%
Recoveries to charge-offs	14.33%	22.78%	44.79%
Net charge-offs to average loans	1.44%	0.91%	0.57%
Allowance for loan losses to net charge-offs	82.46%	123.64%	237.81%
Provision for loan losses to:
Net charge-offs	102.08%	88.78%	111.61%
Average loans	1.47%	0.81%	0.63%
Allowance for loan losses to non-performing loans	55.52%	75.65%	126.72%

2001 and 2000. The provision for loan losses was $37.0 million for the year ended December 31, 2000 compared to $65.4 million for the same period in 2001. The $28.4 million increase in the provision was due to higher net charge-offs of $22.4 million during 2001 compared to 2000. The higher charge-offs were in the consumer loan portfolio which represented 70.0% of total net charge-offs for the year. Commercial loan charge-offs for 2001 also reflected an increase over year 2000 charge-offs, but this was primarily the result of a large loan charged-off during the year.

Though changes in the loan mix reflected growth in residential mortgage loans and a reduction in unsecured consumer loans, the allowance for loan losses increased to 1.19% of total loans from 1.15% as of December 31, 2000.

2000 and 1999. The provision for loan losses was $26.4 million for the year ended December 31, 1999 compared to a $37.0 million provision for the same period in 2000. The $10.6 million increase in the provision was due to the higher net charge-offs of $18.1 million during 2000 compared to 1999, and to the higher loan portfolio at year-end. The higher charge-offs were reflected primarily in the consumer loan portfolio. Recoveries reflect a reduction of $6.9 million compared to 1999. During 1999 the Corporation recovered $3.9 million of a loan which had been previously charged-off from the commercial loan portfolio contributing to the lower net charge-offs reflected that year.

Other Income

Other income consists of service charges on the Corporation´s deposit accounts, other service fees including mortgage servicing fees and fees on credit cards, gains or losses on sales of securities, certain other gains or losses and certain other income.

The following table sets forth certain components of the Corporation´s other income for the years ended December 31, 2001, 2000 and 1999.
	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Service charges on deposit accounts	$ 16,835	$ 18,870	$ 15,959
Other service fees:
Credit card fees	11,231	9,523	8,036
Mortgage servicing fees	1,310	865	271
Trust fees	2,456	2,107	2,644
Other fees	8,107	7,634	6,826
Securities gains	18,282	(3,801)	323
Gain on sale of servicing rights	530	1,463	2,978
Other gains	5,116	14,512	988
All other income	10,364	5,141	7,306
Service charges on deposit accounts	$ 74,231	$ 56,314	$ 45,331

2001 and 2000. The Corporation´s other income increased 31.8% from $56.3 million for the year ended December 31, 2000, to $74.2 million for the year ended December 31, 2001. The most significant increase was in securities gains, with $18.3 million recorded in 2001 compared to a loss of $3.8 million in 2000. There was an increase of $5.2 million in "all other income" due to an increase in insurance commissions of $3.8 million generated by the Corporation´s insurance agency. As a result of the increase in the credit card portfolio, there was an increase in credit card fees of $1.7 million. These gains were partially offset by lower gains recognized during 2001 on sales of mortgage loans and lower recognition of mortgage servicing rights on loans sold compared to the same activity in 2000. Also, during 2001 there was a loss of $2.8 million on valuation of derivative instruments and a loss of $1.2 million on the disposition of the Corporation´s network of in-store branches.

2000 and 1999. The Corporation´s other income increased 24.2% from $45.3 million for the year ended December 31, 1999 to $56.3 million for the year ended December 31, 2000. The most significant increase was reflected in other gains of $14.5 million. This was due to the recognition of mortgage servicing rights and gains on sales of mortgage loans, for which servicing was retained, of $11.5 million; gains on sales of owned premises of $1.6 million; and a net gain on the sale of the Corporation´s New York branch of $0.4 million during 2000. Increases in other income were also reflected in "Service charges on deposit accounts," "Credit card fees," "Mortgage servicing fees" and "Other fees." Service charges on deposit accounts have experienced a healthy $2.9 million increase due to adjusted fee schedules and strict compliance with fee policies. The increase in credit card fees was due in part to a 13.2% increase in the average credit card portfolio to $104.7 million for the year ended December 31, 2000 from $92.4 million in December 1999. Mortgage servicing fees increased due to higher mortgages serviced for others. Other fees also increased due to strict compliance with fee policies. These gains were partially offset by a loss of $3.8 million recorded on the sale of $342 million of Treasury Notes available for sale. These securities were sold and substituted for higher yielding Agency notes in an effort to manage the Corporation´s interest rate risk. There was also a reduction in "All other income" due to the recognition of insurance proceeds in 1999 received for business interruption during Hurricane Georges and to the recognition of rents accrued, of approximately $1.2 million, for premises which were closed and were subsequently sold.

Other Operating Expenses

The following table sets forth information as to the Corporation´s other operating expenses for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Salaries	$ 47,302	$ 45,761	$ 46,795
Pension and other benefits	27,228	23,983	23,894
Total personnel costs	74,530	69,744	70,689

Equipment expenses	11,920	13,007	12,920
Professional fees	6,980	7,668	10,881
Occupancy expenses	14,126	15,262	14,911
Electronic data processing expenses	17,280	18,323	16,806
Communications	6,821	6,614	6,575
Business promotion expenses	7,557	9,691	7,883
Other taxes	11,477	8,573	8,680
Amortization of intangibles	8,352	6,326	6,153
Printing and supplies	1,877	2,597	2,428
Other operating expenses:
FDIC assessment fees	1,952	2,081	1,811
Transportation and travel	997	1,396	1,175
All other	21,338	13,441	10,889
	110,677	104,979	101,112
Total	$ 185,207	$ 174,723	$ 171,801

Efficiency ratio(1)	57.52%	52.64%	52.44%
Personnel costs to average assets	1.08%	0.89%	0.92%
Operating expense to average assets	1.60%	1.34%	1.31%
Assets per employee	$ 5,073	$ 5,440	$ 4,793
(1) On a tax-equivalent basis.

2000 and 2001. For the year ended December 31, 2001 the Corporation´s total operating expenses reflected an increase of 6.0% or $10.5 million from $174.7 million for the year ended December 31, 2000 to $185.2 million.

There was a $4.8 million increase in personnel costs in 2001 compared to 2000. The Corporation incurred a one-time expense of $3.0 million to cover the costs of voluntary termination benefits for certain qualified employees. There was also an increase in the number of full-time equivalent (FTE) employees from 1,405 in December 2000 to 1,510 in December 2001, resulting in higher salaries and benefits for the year.

Operating expenses increased $5.7 million during 2001. This increase was due to higher taxes, amortization of intangibles and other expenses. These increases were partially offset by decreases in business promotion, equipment, occupancy and EDP servicing expenses. The decreases were a result of strict cost control programs and moving offices from leased to owned premises. Other taxes increased $2.9 million due to higher municipal license tax accruals due in part to new businesses during the year. Amortization of intangibles increased due to an increase of $2.2 million in the amortization of mortgage servicing rights as a result of higher prepayments of serviced loans. The increase in all other operating expenses during 2001 was partially due to the Corporation´s outsourcing of its collection function, representing an increase in other operating expenses of $1.6 million. There were higher credit card expenses of $1.2 million due to the increase in the credit card portfolio and an increase of $1.1 million in loan processing fees. An increase in general insurance of $1.8 million was due to higher insurance costs in 2001 and the recognition of cash surrender value of company-owned life insurance on certain executives during 2000.

2000 and 1999. For the year ended December 31, 2000, the Corporation´s total operating expenses had an increase of $2.9 million compared to the same period in 1999. Personnel expenses had a decrease of $0.9 million, due to strict control of variable expenses such as overtime and temporary help and a reduction in full-time equivalent (FTE) employees to 1,405 from 1,677 in December 1999. During 2000 there was a $1.3 million charge for additional compensation for employees laid off as a result of the Corporation´s reorganization process.

Other operating expenses reflected an increase of $3.9 million or 3.8% for the year ended December 31, 2000 when compared to the same period in 1999. This increase was due to a $1.8 million increase in business promotion and advertising due to aggressive marketing campaigns for new deposit products including "Super CD," "Super Cash," ETA accounts, and several IRA deposit products as well as the cost of prizes related to the Super Cash accounts. There was also an increase in Electronic Data Processing expense of $1.5 million due to increased volumes and fees during the year. All Other operating expenses also reflected an increase of $2.6 million during

2000 due to higher commissions paid on loans, interchange fee expense and lower deferral of certain loan origination expenses. These increases were partially offset by a decrease in general insurance expenses due to the recognition of the increase in the cash surrender value of company-owned life insurance policies on certain executives. The decrease in professional fees was a direct result of the Corporation´s aggressive cost control program.

Income Taxes

In Puerto Rico, the maximum statutory marginal corporate income tax rate applicable to the Corporation is 39%. However, there is an alternative minimum tax of 22% on the Corporation´s alternative minimum taxable income which, in general, applies if the Corporation´s regular income tax liability is less than the Corporation´s alternative minimum tax liability. The Corporation is also subject to municipal license tax at various rates that do not exceed 1.5% on the Corporation´s taxable gross income. Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Code provides a dividend received deduction of 100% on dividends received from controlled subsidiaries subject to taxation in Puerto Rico.

In the United States, the Corporation is subject to United States federal income tax on its taxable income that is effectively connected with the Corporation´s trade or business in the mainland United States. The Corporation is also subject to United States federal income tax on certain income that is not effectively connected with the Corporation´s trade or business in the mainland United States, such as interest (excluding portfolio interest) and certain dividends earned on United States securities and loans. Interest derived by the Corporation on obligations of the United States represents portfolio interest.

The difference between the statutory marginal tax rate and the effective tax rate is due to the interest income earned on certain investments and loans which is exempt from income tax (net of the disallowance of expenses attributable to the exempt income) and to the disallowance of certain expenses and other items.

2001 and 2000. The provision for income tax was $14.5 million (or 15.9% of pretax earnings) for the year ended December 31, 2000 compared to $6.0 million (or 10.3% of pretax earnings) for the year ended December 31, 2001. The decrease in the provision for income tax was due to the lower pretax earnings in 2001, the favorable tax treatment of capital gains and the recognition of a deferred tax asset of $2.0 million in net operating loss carryforwards of a subsidiary of the Corporation.

2000 and 1999. The provision for income tax amounted to $20.4 million (or 20.2% of pretax earnings) for the year ended December 31, 1999 compared to $14.5 million (or 15.9% of pretax earnings) for the year ended December 31, 2000. The decrease in the provision for income tax was due to the lower pretax earnings including the $3.8 million loss on sale of investment securities and a lower disallowance of certain expenses and other items.

Financial Condition

Investment Portfolio

The following table sets forth the Corporation´s investments in government and corporate securities and certain other financial investments at December 31, 2000 and December 31, 2001 by contractual maturity, giving comparative book and market values and average yield for each of the categories. The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, some of its investment securities have been classified as available for sale. The Corporation may decide to sell some of the securities classified as available for sale either as part of its efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors. Investment securities available for sale are carried at fair value and unrealized gains and losses net of taxes on these investments are included in a separate component of stockholders´ equity. Gains or losses on sales of investment securities available for sale are recognized when realized and are computed on the basis of specific identification. At December 31, 2000 and December 31, 2001, the Corporation had investment securities available for sale of $1.0 billion and $1.4 billion, respectively.

The Corporation occasionally acquires securities for trading purposes and carries its trading account at market value. Financial instruments including, to a limited extent, derivatives, such as options contracts, are used by the Corporation in dealing and other trading activities and are carried at market value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account as part of the results of operations in the period in which the changes occur. At December 31, 2000 and 2001, the Corporation had no securities held for trading.

Investment securities are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities those investments that it has the intent and the ability to hold until maturity.

The table below summarizes the Corporation´s available for sale, trading and investment securities:
	December 31, 2001
		After One	After Five
		Year but	Years but
	Within	Within Five	Within Ten	Over	Total	Market	Average
	One Year	Years	Years	Ten Years	Book Value	Value	Yield
	(Dollars in thousands)
U.S. Treasury	$ 94,249	$ -	$ -	$ -	$ 94,249	$ 94,249	2.06%
U.S.Agency Notes	7,488	1,157,072	125,601	-	1,290,161	1,290,581	4.87%
P.R .Government Obligations	61,386	7,177	34,954	11,596	115,113	115,535	3.94%
Mortgage-backed Securities	34	11,163	14,113	334,963	360,273	361,424	4.38%
Foreign Securities	50	200	-	-	250	250	7.03%
Other Securities	-	-	-	28,750	28,750	28,750	4.54%
Total Securities	$ 163,207	$ 1,175,612	$ 174,668	$ 375,309	$ 1,888,796	$ 1,890,789	4.57%

	December 31, 2000

		After One	After Five
		Year but	Years but
	Within	Within Five	Within Ten	Over	Total	Market	Average
	One Year	Years	Years	Ten Years	Book Value	Value	Yield
	(Dollars in thousands)
U.S. Treasury	$ 158,800	$ -	$ -	$ -	$ 158,800	$ 158,800	6.46%
U.S.Agency Notes	49,766	1,322,885	484,610	-	1,857,261	1,840,263	5.82%
P.R .Government Obligations	-	3,347	18,072	12,714	34,133	34,192	6.63%
Mortgage-backed Securities	21	781	30,358	522,832	553,992	553,118	6.86%
Foreign Securities	-	225	25	-	250	250	7.03%
Other Securities	-	-	-	79,638	79,638	79,638	7.30%
Total Securities	$ 208,587	$ 1,327,238	$ 533,065	$ 615,184	$ 2,684,074	$ 2,666,261	6.13%

As of December 31, 2001, investment securities totaled $1.9 billion compared to $2.7 billion reported for the year ended December 31, 2000. This 30.0% reduction in the investment portfolio was due to $1.5 billion of investment securities being called during the year.

Loan Portfolio

The following table analyzes the Corporation´s loans by type of loan and includes loans held for sale.
	As of December 31,
		% of Total		% of Total		% of Total
	2001	Loans	2000	Loans	1999	Loans
	(Dollars in thousands)
Commercial, Industrial, and Agricultural Retail Commercial Banking	$ 1,435,194	32.30%	$ 1,496,690	33.30%	$ 1,368,947	30.40%
Middle-market	96,356	2.10%	108,130	2.40%	117,791	2.60%
Agricultural	78,606	1.80%	78,693	1.80%	76,997	1.70%
SBA	19,179	0.40%	18,976	0.40%	37,835	0.80%
Factor Liens	4,336	0.20%	6,704	0.20%	11,122	0.30%
Other	1,633,671	36.80%	1,709,193	38.10%	1,612,692	35.80%
Retail Commercial Banking	615,997	13.90%	647,073	14.40%	662,001	14.70%
Corporate Banking	2,249,668	50.70%	2,356,266	52.50%	2,274,693	50.50%
Total Commercial	327,348	7.40%	396,895	8.80%	353,514	7.80%
Construction
Consumer	490,939	11.00%	532,617	11.80%	582,585	12.90%
Personal (Installment and other loans)	92,966	2.10%	157,236	3.50%	212,856	4.70%
Automobile	112,588	2.50%	111,233	2.50%	99,904	2.20%
Credit Cards	696,493	15.60%	801,086	17.80%	895,345	19.80%
Total Consumer
Mortgage	1,125,232	25.30%	914,155	20.40%	931,228	20.70%
Residential	7,063	0.20%	17,332	0.40%	14,468	0.30%
Commercial	36,011	0.80%	2,950	0.10%	39,798	0.90%
Warehousing	1,168,306	26.30%	934,437	20.90%	985,494	21.90%
Total Mortgage
Total Loans, net of unearned interest and deferred fees	$ 4,441,815	100.00%	$ 4,488,684	100.00%	$ 4,509,046	100.00%

Credit Risk Management and Loan Quality

The lending activity of the Corporation represents its core function, and as such the quality and effectiveness of the loan origination and credit risk areas are imperative to management for the growth and success of the Corporation. The importance of the Corporation´s lending activity has been considered when establishing functional responsibilities, organizational reporting, lending policies and procedures, and various monitoring processes and controls.

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

In addition, the Corporation has an independent Loan Review Department and an independent Internal Audit Division, each of which conducts monitoring and evaluation of loan portfolio quality, loan administration, and other related activities, carried on as part of the Corporation´s lending activity. Both departments provide periodic reports to the Board of Directors, continuously assess the validity of information reported to the Board of Directors and maintain compliance with established lending policies.

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

The Corporation´s collateral requirements for loans depend on the financial strength and liquidity of the prospective borrower and the principal amount and term of the proposed financing. Acceptable collateral includes cash, marketable securities, mortgages on real and personal property, accounts receivable, and inventory.

The Corporation´s loan portfolio as of December 31, 2000 and 2001 amounted to $4.5 billion and $4.4 billion, respectively, which represented 60.7% and 59.8%, respectively, of the Corporation´s total earning assets. The loan portfolio is distributed among various types of credit, including commercial business loans, commercial real estate loans, construction loans, small business loans, consumer lending and residential mortgage loans. The credit risk exposure provides for diversification among specific industries, specific types of business, and related individuals. As of December 31, 2001 there was no obligor group that represented more than 2.3% of the Corporation´s total loan portfolio. Obligors resident or having a principal place of business in Puerto Rico comprised approximately 99% of the Corporation´s loan portfolio.

As of December 31, 2001 the Corporation had over 120,000 consumer loan customers and over 10,000 commercial loan customers. As of such date, the Corporation had 30 clients with commercial loans outstanding over $10.0 million. Although the Corporation has generally avoided cross-border loans, the Corporation had approximately $7.8 million in cross-border loans as of December 31, 2001.

The following risk concentration categories existed at year-end.

Industry Risk

Commercial loans, including commercial real estate and construction loans, amounted to $2.6 billion as of December 31, 2001. The Corporation accepts various types of collateral to guarantee specific loan obligations. As of December 31, 2001, the use of real estate as loan collateral has resulted in a portfolio of approximately $2.4 billion, or 54.3% of the total loan portfolio, secured by real estate, primarily residential and income producing properties. In addition, as of such date, loans secured by cash collateral and marketable securities amounted to $317.0 million, or 7.1% of the loan portfolio. The remaining portfolio had $563.8 million secured by other types of collateral that are also accepted as an alternate source of repayment including, among others, equipment, accounts receivable, and inventory. As of December 31, 2001, unsecured loans represented $1.1 billion or 25.8% of total loans receivable; however, the majority of these loans were backed by personal guarantees.

In addition to the commercial loan portfolio indicated above, as of December 31, 2001, the Corporation had $1.6 billion in unused commitments under commercial lines of credit. These credit facilities are typically structured to mature within one year. As of December 31, 2001, commercial and stand-by letters of credit amounted to $186.5 million.

The commercial loan portfolio is distributed among the different economic sectors and there are no concentrations of credit consisting of direct, indirect, or contingent obligations in any specific borrower, an affiliated group of borrowers, or borrowers engaged in or dependent on one industry. The Corporation provides for periodic reviews of industry trends and the credits´ susceptibility to external factors.

Government Risk

As of December 31, 2001, $1.4 billion of the Corporation´s investment securities represented exposure to the U.S. government in the form of U.S. Treasury securities and federal agency obligations. In addition, as of such date, $21.8 million of residential mortgages and $78.6 million in commercial loans were insured or guaranteed by the U.S. Government or its agencies. The Corporation is one of the largest SBA lenders in Puerto Rico. As of December 31, 2000, the Corporation also had $11.7 million in agricultural loans secured by U.S. Government agencies. Furthermore, as of December 31, 2001, there were $114.6 million of investment securities representing obligations of the Commonwealth of Puerto Rico, its agencies, instrumentalities and political subdivisions, $37.5 million money market deposits with Puerto Rico government banks, as well as $15.8 million mortgage loans and $106.8 million commercial loans issued to or guaranteed by Puerto Rico government entities.

Non-Performing Assets

The following table sets forth non-performing assets as of December 31, 2001, 2000, 1999, 1998, and1997.
	Year ended December 31,
	2001	2000	1999	1998	1997
	(Dollars in thousands)
LOANS:
Commercial, industrial, construction
And lease financing	$ 30,578	$ 31,443	$ 10,439	$ 13,070	$ 11,795
Agricultural	3,035	1,179	2,086	3,311	655
Mortgage and real estate	49,238	22,321	23,072	22,985	28,927
Consumer	12,361	13,167	8,503	4,054	795
Renegotiated loans	-	-	248	3,321	1,524
Repossessed assets	4,790	10,345	7,959	7,005	7,601
Total	$ 100,002	$ 78,455	$ 52,307	$ 53,746	$ 51,297

Accruing loans past-due 90 days or more	$ 5,528	$ 4,661	$ 3,406	$ 5,156	$ 9,585
Non-performing loans to total loans	2.14%	1.52%	0.98%	1.22%	1.20%
Non-performing loans plus accruing loans
past-due 90 days or more to total loans	2.27%	1.62%	1.06%	1.36%	1.47%
Non-performing assets to total assets	1.31%	1.03%	0.65%	0.75%	0.85%
Interest lost	$ 3,168	$ 2,276	$ 1,136	$ 1,493	$ 3,434

Non-performing assets consist of past-due loans with principal or interest payments over 90 days on which no interest income is being accrued, renegotiated loans and other real estate owned.

Once a loan is placed on non-accrual status, interest is recorded as income only to the extent of the Corporation´s management expectations regarding the full collectibility of principal and interest on such loans. The interest income that would have been realized had these loans been performing in accordance with their original terms amounted to $1.1 million in 1999, $2.3 million in 2000 and $2.2 million in 2001.

The Corporation´s total non-performing assets increased from $78.5 million or 1.03% of total assets as of December 31, 2000, to $100.0 million or 1.31% of total assets as of December 31, 2001. This increase in non-performing assets was primarily in the mortgage loan portfolio that reflected an increase of $26.9 million. This increase was partially offset by decreases in non-performing commercial and consumer loans and in repossessed assets. The Corporation´s non-performing loans increased from $68.1 million or 1.52% of total loans at December 31, 2000, to $95.2 million or 2.14% of total loans at December 31, 2001. The allowance for loan losses represents 55.52% of total non-performing loans. When real estate collateral is considered, this ratio stands at 140.16%. Repossessed assets registered a decrease in 2001 of $5.6 million from December 31, 2000, to December 31, 2001. This decrease is due to tighter management control over the operations and dispositions of repossessed assets. Accruing loans past-due 90 days or more increased $0.9 million.

From time to time, the Corporation sells certain non-performing loans to Crefisa, Inc. ("Crefisa"), an affiliate of the Corporation, at fair market value. There were no sales of loans to Crefisa during 1999, 2000 or 2001.

The Corporation´s policy is to discontinue the accrual of interest income when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on past-due loans except for credit card loans for which it is not recognized after four months. Once interest accrual has been discontinued, income on non-performing loans is recognized only to the extent that it is collected.

Potential Problem Loans

As a general rule, the Corporation closely monitors certain loans not disclosed under "Non-accrual, Past Due and Restructured Loans" but that represent a higher than normal credit risk. These loans are not included under the non-performing category, but management provides close supervision of their performance. The identification process is implemented through various risk management procedures, such as periodic review of customer relationships, a risk grading system, an internal watch system and a loan review process. This adverse classification system enables management to respond to changing circumstances and to address the risk that may arise from changing business conditions or any other factor that bears significantly on the overall condition of these loans. Loans classified in this group include loans of borrowers with characteristics such as negative financial trends, continuous delinquent status, adverse cash flow position, worsening of the economic sector, or any other loan that, for various reasons, is considered to be deteriorating. The principal amounts of loans under this category as of December 31, 2000, and as of December 31, 2001, were approximately $19.6 million and $11.8 million, respectively. Loans in this category were classified for regulatory purposes.

Allowance for Loan Losses

The Corporation assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable loan losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation´s loan portfolio. The Corporation´s management evaluates the adequacy of the allowance for loan losses on a monthly basis. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements.

At December 31, 2001, the allowance for loan losses was $52.9 million or 1.19% of loans, compared with $51.5 million or 1.15% at the same date in 2000. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses.

The allowance for loan losses was down from 75.7% of non-performing loans at December 31, 2000, to 55.5% at December 31, 2001, due to the increase in non-performing loans for the year ended December 31, 2001. However, when real estate collateral is considered, this ratio stands at 140.16%. Net charge-offs of $64.1 million were offset by a provision of $65.4 million for the year ended 2001.

Broken down by major loan categories, the allowance for loan losses as of December 31, 2001, 2000 and 1999 was as follows:
	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Commercial	$ 16,007	$ 15,307	$ 17,681
Construction	1,756	2,175	1,819
Consumer	26,578	30,789	32,350
Mortgage	119	85	95
Other	8,397	3,170	4,255
	$ 52,857	$ 51,526	$ 56,200

Any loan meeting the definition of impaired is being measured by the Corporation at the present value of expected future cash flows using the loan´s effective interest rate, or as a practical expedient, at the loan´s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on the current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the agreement. At December 31, 2000 and 2001, the portion of the allowance for loan losses related to impaired loans was $1.3 million and $2.8 million, respectively. At December 31, 1999, there was no allowance for loan losses related to impaired loans. Please refer to Notes 1 and 6 to the Audited Consolidated Financial Statements for further information.

Asset and Liability Management

The Corporation´s policy with respect to asset and liability management is to maximize its net interest income, return on assets and return on equity while remaining within the established parameters of interest rate and liquidity risks provided by the Board of Directors and the relevant regulatory authorities. Subject to these constraints, the Corporation takes mismatched interest rate positions. The Corporation´s asset and liability management policies are developed and implemented by its Asset and Liability Committee ("ALCO"), which is composed of senior members of the Corporation, including the President, Chief Financial Officer, Treasurer and other executive officers of the Corporation. In addition, the Corporation´s Chief Accounting Officer reports monthly to the ALCO on the status of all open positions of the Corporation. The ALCO reports on a monthly basis to the members of the Bank´s Board of Directors.

Market Risk and Interest Rate Sensitivity

A key component of the Corporation´s asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity, which means that an increase in interest rates would have a positive effect on net interest income, while a decrease in interest rates would have a negative effect on net interest income. The Corporation typically experiences a negative gap, which denotes liability sensitivity and means that an increase in interest rates would have a negative effect on net interest income while a decrease in interest rates would have a positive effect on net interest income.

The Corporation´s interest rate sensitivity strategy takes into account not only rates of return and the underlying degree of risk, but also liquidity requirements, capital costs and additional demand for funds. The Corporation´s maturity mismatches and positions are monitored by the ALCO and are managed within limits established by the Board of Directors.

The following table sets forth the repricing of the Corporation´s interest earning assets and interest bearing liabilities at December 31, 2001, and may not be representative of interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period.
	Interest Rate Sensitivity

	As of December 31, 2001
	0 to 3	3 months	1 to 3	3 to 5	5 to 10	More Than	No Interest
	months	to a Year	Years	Years	Years	10 Years	Rate Risk	Total
	(Dollars in thousands)
ASSETS:
Investment Portfolio	$ 352,687	$ 529	$ 264,850	$ 987,626	$ 223,242	$ 31,112	$ 28,750	$ 1,888,796
Cash and Cash Equivalents	1,011,339	-	-	-	-	-	135,388	1,146,727
Loan Portfolio
Commercial	1,294,196	149,933	263,853	209,505	212,992	33,888	85,301	2,249,668
Construction	243,432	8,984	4,918	12,057	29,175	15,252	13,530	327,348
Consumer	215,190	104,658	236,340	85,454	45,415	158	9,278	696,493
Mortgage	31,578	73,654	253,829	278,065	473,910	57,186	84	1,168,306
Fixed and Other Assets	-	-	-	-	-	-	182,573	182,573
Total Assets	3,148,422	337,758	1,023,790	1,572,707	984,734	137,596	454,904	7,659,911

LIABILITIES AND
STOCKHOLDERS' EQUITY
External Funds Purchased
Commercial Paper	349,176	-	-	-	-	-	-	349,176
Repurchase Agreements	476,680	-	500,006	-	-	-	-	976,686
Federal Funds	485,000	-	-	-	-	-	-	485,000
Deposits
Certificates of Deposit	2,037,525	241,729	127,196	68,793	76,578	52,041	1,696	2,605,558
Demand Deposits
and Savings Accounts	716,621	107,232	122,049	122,049	261,981	11,364	4,997	1,346,293
Transactional Accounts	66,095	34,100	153,452	153,452	434,781	-	-	841,880
Senior and Subordinated Debt	116,600	-	115,000	-	-	118,174	-	349,774
Other Liabilities and Capital	-	-	-	-	-	-	705,544	705,544
Total Liabilities and Capital	4,247,697	383,061	1,017,703	344,294	773,340	181,579	712,237	7,659,911

Off-Balance Sheet
Financial Information
Interest Rate Swaps (Assets)	939,176	-	-	-	73,306	35,000	-	1,047,482
Interest Rate Swaps (Liabilities)	108,306	-	825,000	114,176	-	-	-	1,047,482
Caps	-	-	-	-	-	-	1,075,000	1,075,000
Caps Final Maturity	-	-	-	-	-	-	1,075,000	1,075,000
GAP	$ (268,405)	$ (45,303)	$ (818,913)	$ 1,114,237	$ 284,700	$ (8,983)	$ (257,333)	$ -
Cumulative GAP	$ (268,405)	$ (313,708)	$ (1,132,621)	$ (18,384)	$ 266,316	$ 257,333	$ -	$ -

Interest rate risk is the primary market risk to which the Corporation is exposed. Nearly all of the Corporation´s interest rate risk arises from instruments, positions and transactions entered into for purposes other than trading. They include loans, investment securities, deposits, short-term borrowings, senior and subordinated debt and derivative financial instruments used for asset and liability management.

As part of its interest rate risk management process, the Corporation analyzes on an ongoing basis how profitable the balance sheet structure is and how this structure will react under different market scenarios. In order to carry out this task, management prepares two standardized reports with detailed information on the sources of interest income and expense: the "Financial Profitability Report" and the "Net Interest Income Shock Report." The former deals with historical data while the latter deals with expected future earnings.

The Financial Profitability Report identifies individual components of the Corporation´s non-trading portfolio independently with their corresponding interest income or expense. It uses the historical information at the end of each month to track the yield of such components and to calculate net interest income for such time period.

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

Risk management policy and procedures establish a risk tolerance loss limit of 5.0% for net interest income in a scenario of a 100 basis point (1.0%) increase in market rates. As of December 31, 2001, it was determined for purposes of the Net Interest Income Shock Report that the Corporation had a potential loss in net interest income of approximately $2.9 million if market rates were to increase 100 basis points immediately and parallel across the yield curve. This represented a potential 1.1% decrease in net interest income, less than the 5.0% limit. The Corporation has also established a risk tolerance limit of 9% for net interest income in a scenario of a 200 basis point (2.0%) increase in market rates. As of December 31, 2001, it was determined that the Corporation had a potential loss in net interest income of approximately $5.6 million, which represents a 2.2% decrease in net interest income, which is below the established 9% limit.

Derivatives

The operations of the Corporation are subject to the risk of interest rate fluctuations to the extent that interest earning assets (including securities) and interest bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing net interest income, given levels of interest rate risk consistent with the Corporation´s business strategies. The Corporation has only limited involvement with derivative financial instruments and uses them mostly for hedging purposes.

Asset-liability risk management activities are conducted in the context of the Corporation´s liability sensitivity to interest rate changes. This liability sensitivity arises due to interest bearing liabilities repricing more frequently than interest bearing assets. The opposite applies when rates are rising.

To achieve its risk management objectives, the Corporation uses a combination of derivative financial instruments, including interest rate swaps, caps, and options. The Corporation is exposed to losses in the event of nonperformance by counterparties in certain derivative instruments. However, based on periodic assessment of counterparties´ creditworthiness, the Corporation does not anticipate nonperformance by such counterparties.

As of December 31, 2001, the Corporation had the following derivative financial instruments outstanding:
					Transition Adjustment*
				Other
	Notional	Market	Gain	Comprehensive	Gain	Comprehensive
	Value	Value	(Loss)	Income (Loss)	(Loss)	Income(Loss)
	(In thousands)
CASH FLOW HEDGES
Interest rate caps	$ 1,075,000	$ -	$ (1,004)	$ (1,190)	$ (8,410)	$ 1,190
Interest rate swaps	935,000	(10,479)	-	(3,695)	-	(2,697)
FAIR VALUE HEDGES
Interest rate swaps	112,482	2,002	721	-	198	-
OTHER DERIVATIVES
Options	10,650	815	(1,076)	-	(174)	-
Embedded options on stock
indexed deposits	(10,225)	(772)	(1,001)	-	140	-
Forward foreign currency
exchange contracts	5,148	1	-	1	-	-
			$ (2,360)	$ (4,884)	$ (8,246)	$ (1,507)

*Net of tax

Interest rate caps are similar to option contracts that require the writer to pay the purchaser at specified future dates, the amount (if any) by which a specified market interest rate exceeds the fixed cap rate applied to a notional principal amount. The purchaser pays a premium for transferring the risk of unfavorable interest rate changes to the option writer. The Corporation´s principal objective in holding interest rate caps is the management of interest rate risk and to secure future cash flows, specifically to hedge the Corporation´s cost of funds in the Commercial Paper Program and Repurchase Agreements and to close the gap in a scenario of interest rates to the upside.

As of December 31, 2001, the Corporation had outstanding interest rate caps, with a notional value of $1,075,000,000, maturing through the year 2002. The caps are at 5.75% and at 6.50% against the one-month Libor. The premium paid on these transactions was approximately $27,746,000 and was being amortized on a monthly basis over the life of the caps until December 31, 2000. On January 1, 2001, pursuant to the implementation of SFAS No. 133, the Corporation recognized a transition adjustment loss on the write-off of the premium paid on caps of approximately $8,410,000 net of the effect of the related tax benefit of approximately $5,377,000 as a cumulative adjustment in the consolidated statements of income. On that date, the Corporation also recorded a gain of approximately $1,190,000 net of the effect of the related tax cost of approximately $760,000 in other comprehensive income on the recognition of the intrinsic value of the caps. As of

December 31, 2001, the Corporation recognized a loss of approximately $1,190,000 net of the effect of the related tax benefit of approximately $760,000 in other comprehensive income due to the revaluation of that derivative. For the year ended December 31, 2001, the Corporation recognized a loss of approximately $1,004,000 in other gains and losses due to hedge ineffectiveness of the caps.

Interest rate swaps involve the exchange of fixed and floating interest rate payments without an exchange of the underlying principal. Net interest settlements of interest rate swaps are recorded as an adjustment to interest income or interest expense of the hedged item.

The Corporation´s principal objective in holding interest rate swap agreements is the management of interest rate risk and changes in the fair value of assets and liabilities. The Corporation´s policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate characteristics of the instrument. As of December 31, 2001, the Corporation had outstanding interest rate swap agreements, with a notional amount of approximately $1,047,482,000, maturing through the year 2016. The weighted average rate paid and received on these contracts is 3.72% and 2.42%, respectively. As of December 31, 2001, the Corporation had retail certificates of deposit amounting to approximately $107 million swapped to create a floating rate source of funds and a $4.2 million variable rate loan were fixed at a spread over U.S. Treasury securities. These swaps were designated as fair value hedges. The Corporation recognized a transition adjustment gain of approximately $198,000, net of the effect of the related tax cost of approximately $127,000, as a cumulative type adjustment on these swap agreements in the consolidated statements of income. For the year ended December 31, 2001 the Corporation recognized a gain of approximately $721,000 on fair value hedges due to hedge ineffectiveness included in other gains and losses on the consolidated statements of income.

The Corporation swapped $35.0 million of floating rate medium term notes (which matured in September 2001) and $100.0 million of term funds at a fixed spread over U.S. Treasury securities. These swaps were designated as cash flow hedges. A transition adjustment loss of approximately $2,697,000 net of the effect of the related tax benefit of approximately $1,724,000 was recognized in other comprehensive income. During 2001, the Corporation also swapped $365.0 million of time deposits, $250.0 million of commercial paper and $320.0 million of term funds purchased and repurchase agreements at a fixed spread over LIBOR. These swaps were designated as cash flow hedges. As of December 31, 2001, an additional loss of approximately $3,695,000 net of the related tax benefit of approximately $2,363,000 was recorded in other comprehensive income due to changes in the fair market value of the swaps.

The Corporation issues certificates of deposit and IRA accounts with returns linked to the Standard and Poor´s 500 index which constitutes an embedded derivative instrument that must be bifurcated from the host deposit and recognized on the balance sheet in accordance with SFAS No. 133. The Corporation enters into option agreements in order to manage the interest rate risk on these deposits; however, these options have not been designated for hedge accounting, therefore gains and losses on the market value of both the embedded derivative instruments and the option contracts are marked to market through earnings and recorded in other gains and losses on the consolidated statements of income. The Corporation recognized a transition adjustment gain of approximately $140,000 and a loss of approximately $174,000 on the embedded derivative instruments and the option contracts, respectively. For the year ended December 31, 2001, an additional loss of approximately $1,001,000 and $1,076,000 was recorded for the embedded derivative instruments and the option contracts, respectively.

Forwards are contracts for the delayed purchase of specified securities at a specified price and time. These contracts qualify for hedge accounting in accordance with SFAS No. 133. The Corporation occasionally enters into foreign currency exchange contracts in order to satisfy the needs of its customers and at the same time enters into foreign currency exchange contracts with a related party under the same terms and conditions. As of December 31, 2001, the Corporation had foreign currency contracts with a notional amount of $5,148,000 and recorded a gain of $1,448 net of the related tax liability of $565 in other comprehensive income.

Funding

The principal sources of funding for the Corporation are its equity capital, core deposits from retail and commercial clients, and wholesale deposits and borrowings raised in the interbank and commercial markets.

The following table sets forth the Corporation´s average daily balance of liabilities for the years ended December 31, 2001, 2000 and 1999 in each case together with the average interest rates paid thereon.

	Year ended December 31,
	2001			2000			1999
		% of			% of			% of
	Average	Total	Average	Average	Total	Average	Average	Total	Average
	Balance	Liabilities	Cost	Balance	Liabilities	Cost	Balance	Liabilities	Cost
	(Dollars in thousands)
Savings deposits	$ 1,455,542	23.00%	2.79%	$ 1,440,686	19.90%	3.93%	$ 1,491,367	20.80%	3.13%
Time deposits	1,972,984	31.20%	4.41%	2,051,311	28.40%	5.82%	1,582,284	22.00%	5.16%
Interest bearing deposits	3,428,526	54.20%	3.72%	3,491,997	48.30%	5.04%	3,073,651	42.80%	4.17%
Fed funds, repos, commercial paper	1,793,507	28.30%	5.10%	2,573,586	35.60%	6.27%	2,869,967	40.00%	5.30%
Term and capital notes	408,708	6.50%	5.70%	441,384	6.10%	6.38%	449,038	6.20%	5.72%
Total borrowings	2,202,215	34.80%	5.21%	3,014,970	41.70%	6.29%	3,319,005	46.20%	5.36%
Interest bearing liabilities	5,630,741	89.00%	4.30%	6,506,967	90.00%	5.62%	6,392,656	89.00%	4.79%
Non-interest bearing deposits	592,394	9.40%	0.00%	624,148	8.60%	0.00%	665,686	9.30%	0.00%
Other liabilities	104,062	1.60%	0.00%	104,856	1.40%	0.00%	125,588	1.70%	0.00%
Total non-interest bearing liabilities	696,456	11.00%	0.00%	729,004	10.00%	0.00%	791,274	11.00%	0.00%
Total Liabilities	$ 6,327,197	100.00%	3.83%	$ 7,235,971	100.00%	5.05%	$ 7,183,930	100.00%	4.26%

The following table sets forth additional detail on the Corporation´s deposit base for the years ended December 31, 2001, 2000 and 1999.
	Year ended December 31,
	2001	2000	1999
Average Total Deposits	(Dollars in thousands)
Private Demand	$ 541,687	$ 571,130	$ 608,557
Public Demand	50,707	53,018	57,129
Non-interest bearing	592,394	624,148	665,686

Savings Accounts	557,265	716,871	800,354
NOW and Super NOW accounts	373,957	293,505	308,479
Government NOW accounts.	524,320	430,310	382,534
Savings Accounts	1,455,542	1,440,686	1,491,367

Certificates of deposit:
Under $100,000	367,157	315,684	265,460
$100,000 and over	1,421,079	1,406,567	981,650
936	81,582	134,611	220,891
Public time accounts	103,167	194,449	114,283
Certificates of deposit	1,972,985	2,051,311	1,582,284
Total Deposits	$ 4,020,921	$ 4,116,145	$ 3,739,337

The Corporation´s most important source of funding is its customer deposits. Non-interest bearing deposits, representing 9.4% of the Corporation´s average total liabilities in the year ended December 31, 2001, are the least expensive source of funding for the Corporation. Total average deposits represented 56.9% and 63.6% of total average liabilities of the Corporation as of December 31, 2000 and December 31, 2001, respectively.

For the year ended December 31, 2001, the Corporation´s customer deposits (average balance) consisted primarily of $592.4 million in non-interest bearing checking accounts and $3.4 billion of interest bearing deposits. Non-interest bearing deposits and total interest bearing deposits represented 9.4% and 54.2% of the Corporation´s average total liabilities for the year ended December 31, 2001. This was a more favorable composition than the previous year with 8.6% and 48.3% in non-interest bearing and total interest bearing deposits, respectively.

The average balance of the Corporation´s borrowings decreased 27.0% from $3.0 billion for the year ended December 31, 2000 to $2.2 billion for the year ended December 31, 2001, pursuant to the Corporation´s policy to shift to lower paying deposits to finance average interest earning assets.

During November 1999, September 2000 and August 2001, the Corporation borrowed $25.0 million, $26.0 million and $25 million, respectively under a local tax-exempt revenue bond financing. The Corporation is required to use the net proceeds of these financing arrangements to fund loans to small and medium size qualified projects.

The Corporation´s current funding strategy is to continue to use various alternative funding sources taking into account their relative cost, their availability and the general asset and liability management strategy of the Corporation, placing a stronger emphasis on obtaining client deposits and reducing reliance on borrowings.

For further information regarding the Corporation´s borrowings, see Notes 11 and 12 to the Audited Consolidated Financial Statements for the Years Ended December 31, 2001, 2000 and 1999.

Liquidity

The Corporation´s general policy is to maintain liquidity adequate to ensure its ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet its own working capital needs. Liquidity is derived from the Corporation´s capital, reserves and securities portfolio. The Corporation has established lines of credit with foreign and domestic banks, has access to U.S. markets through its commercial paper program and also has broadened its relationships in the Federal funds and repurchase agreement markets to increase the availability of other sources of funds and to augment liquidity as necessary. As of December 31, 2001, the Corporation had $3.2 billion in unsecured lines of credit and $3.9 billion in collateralized lines of credit with banks and other financial entities. As of December 31, 2001, the Corporation had $1.7 billion available under its unsecured lines of credit and $2.8 billion available in collateralized lines of credit with banks and other financial entities. As of December 31, 2001, the issued portfolio was highly rated and very liquid, enabling the Corporation to treat it as a secondary source of liquidity.

The Corporation has one of the highest stand-alone credit ratings of any Corporation in Puerto Rico which permits the Corporation to utilize various alternative funding sources. The Corporation´s current ratings are as follows:

	Standard & Poor's	Fitch IBCA

Short term funding	A-1	F1
Long term funding	A	A+

Management monitors liquidity levels each month. The focus is on the liquidity ratio, which compares net liquid assets (all liquid assets not subject to collateral or repurchase agreements) against total liabilities plus contingent liabilities. As of December 31, 2001 the liquidity ratio for the Corporation was 16.41%. At December 31, 2001, the Corporation had total available liquid assets of $1.1 billion. The Corporation believes it has sufficient liquidity to meet current obligations.

Maturity and Interest Rate Sensitivity of Interest Earning Assets as of December 31, 2001

The following tables set forth an analysis by type and time remaining to maturity of the Corporation´s loans and securities portfolio as of December 31, 2001. Loans are stated before deduction of allowance for loan losses.
	As of December 31, 2001
	Maturities and/or Next Repricing Date
		After One Year
		Through Five Years		After Five Years
		Fixed	Variable	Fixed	Variable
	One Year	Interest	Interest	Interest	Interest
	or Less	Rates	Rates	Rates	Rates	Total
	(Dollars in thousands)
Cash and Cash Equivalents	$ 1,011,302	$	$ -	$ 135,425	$ -	$ 1,146,727
Investment Portfolio	353,216	1,252,477	-	283,103	-	1,888,796

Loans:
Commercial	1,444,129	473,358	-	332,181	-	2,249,668
Construction	252,416	16,975	-	57,957	-	327,348
Consumer	319,848	321,794	-	54,851	-	696,493
Mortgage	105,232	531,894	-	531,180	-	1,168,306
Total	$ 3,486,143	$ 2,596,498	$ -	$ 1,394,697	$ -	$ 7,477,338

Capital

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation´s consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the Corporation´s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation´s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2001, the Corporation was well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2001, the Corporation continued to exceed the regulatory risk-based capital requirements for well-capitalized institutions. A depository institution is deemed well-capitalized if it maintains a leverage ratio of at least 5%, a risk-based Tier I capital ratio of at least 6% and a risk-based total capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. Tier I capital and total capital to risk-adjusted assets ratios at December 31, 2001, were 10.84% and 11.83%, respectively, and the leverage ratio was 8.89%

Capital Adequacy Data
	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Risk-Based Capital
Tier I Capital	$ 576,098	$ 579,004	$ 536,026
Tier II Capital	52,857	55,526	64,199
Total Risk Capital	$ 628,955	$ 634,530	$ 600,225

Risk Weighted Assets
Balance Sheet Items(1)	$ 4,795,741	$ 4,919,926	$ 4,982,207
Off-balance Sheet Items	519,450	341,439	308,936
Total Risk-Weighted Assets	$ 5,315,191	$ 5,261,365	$ 5,291,143
Ratios
Tier I Capital (minimum required-4%)	10.84%	11.00%	10.13%
Total Capital (minimum required-8%)	11.83%	12.06%	11.34%
Leverage Ratio (minimum required-3%)	8.89%	7.53%	6.64%
Total Equity to Assets	7.73%	7.80%	6.80%
Tangible Common Equity to Tangible Assets	6.66%	6.66%	5.63%
Equity to Loans	13.61%	12.59%	13.00%
Internal Capital Generation Rate	8.77%	13.44%	15.06%
(1) Net of ineligible assets (certain intangible and deferred tax assets).

Stockholders´ Equity

As of December 31, 2000, total stockholders´ equity was $595.8 million or 7.8% of total assets, compared to $592.0 million or 7.7% of total assets as of December 31, 2001. The decrease was due to lower net income generated during the year ended December 31, 2001, the loss on cash flow hedges pursuant to adoption of SFAS No. 133, as amended, and the repurchase at a cost of $30.0 million of 1,561,200 shares of common stock under the stock repurchase programs approved by the Board of Directors.

Dividends declared on common stock during 2001 totaled $17.5 million, representing dividends per share of $0.44.

During the fourth quarter of 2001, the Corporation obtained regulatory approval to open an international banking entity, Santander International Bank (SIB). SIB is a 100% owned subsidiary of BSPR and was created for the purpose of providing specialized products and services to foreign customers. SIB is expected to be fully operational during 2002.

On January 11, 2000, the Board of Directors of the Corporation declared a 10% stock dividend on common stock held by registered shareholders as of January 31, 2000. The common stock dividend was distributed on February 22, 2000. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in this document and the accompanying financial statements have been restated to reflect the stock dividend.

Santander BanCorp was incorporated under the laws of the Commonwealth of Puerto Rico and is an 80.5% directly and indirectly owned subsidiary of Banco Santander Central Hispano, S.A. (BSCH). Santander BanCorp was created for the purpose of effecting a corporate reorganization and to serve as a bank holding company. On May 2, 2000 the corporate reorganization took place and Santander BanCorp now serves as the bank holding company for Banco Santander Puerto Rico and Subsidiaries (the Bank). As a result of this reorganization each of the Bank´s outstanding shares of common stock was converted into one share of common stock of the new bank holding company. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board.

On September 26, 2000 the Corporation acquired 100% of the common stock of Inversiones y Desarrollos del Caribe, Inc. (INDECA) for the purpose of establishing an insurance agency. Santander Insurance Agency has been approved by the Commissioner of Insurance of Puerto Rico to operate as an Insurance and General Agent, effective October 10, 2000.

The Corporation adopted and implemented a Stock Repurchase Program in May 2000 and a second Program in December 2000. Under each of the Stock Repurchase Programs the Corporation acquired 3% of its then outstanding common shares. During June 2001, the Corporation started a third Stock Repurchase Program under which it plans to acquire 3% of its outstanding common shares. As of December 31, 2001, 3,096,200 shares amounting to $53.3 million had been repurchased under the plans.

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

At the Annual Shareholders´ Meeting, held April 7, 1998, shareholders approved substantial amendments to the Corporation´s Articles of Incorporation. These amendments included a change in authorized capital from 50,000,000 shares of common stock with a par value of $5 to 200,000,000 shares of common stock with a par value of $2.50 and 10,000,000 shares of preferred stock with a par value of $25. On that same day the Board of Directors of the Corporation authorized a two-for-one stock split. All per share data included herein has been retroactively adjusted to reflect the stock split.

In June 1998, the Corporation declared dividends to common shareholders in the form of Series A Preferred Stock, issuing one share of Series A Preferred Stock for every 15 common shares and one share of Series A Preferred Stock for every 189 common shares, with fractional shares paid. In June 1998, the Corporation paid a 7.125% cash dividend to the holders of the Series A Preferred Stock, which amounted to approximately $267,000. A pricing committee of the Board of Directors fixed permanently the dividend rate of the Series A Preferred Stock to 7% which is effective for dividends payments after June 30, 1998. The Corporation has continued to pay dividends on preferred stock at the rate of 7% annually. For the years ended December 31, 1999, 2000 and 2001 the Corporation paid $4.6 million in preferred dividends.

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

During November 1998, the Corporation issued 500,000 common shares at $21.50 in connection with its initial public offering. As a result thereof, Banco Santander, S.A.´s ownership percentage was reduced from 99.60% as of December 31, 1997 to 78.30% as of December 31, 1998. As of December 31, 2001 Banco Santander Central Hispano, S.A.´s (formerly Banco Santander, S.A.) ownership had increased to 80.5%.

The Corporation´s common stock is listed on the New York Stock Exchange ("NYSE") and the Madrid Stock Exchange (Latibex). The symbol on the NYSE for the common stock is "SBP". There were approximately 149 holders of record of the Corporation´s common stock as of December 31, 2001, not including beneficial owners whose shares are held in names of brokers or other nominees.

The following table sets forth the high and low prices of the Corporation´s common stock for the periods indicated, after retroactive adjustment for the effect of the stock dividend declared on January 11, 2000.

			Cash	Book
	Market Price		Dividends	Value
Period	High	Low	per Share	per Share

2001				$ 13.37
1st Quarter	$ 19.75	$ 18.69	$ 0.11
2nd Quarter	19.75	18.71	0.11
3rd Quarter	19.96	18.60	0.11
4th Quarter	19.95	18.70	0.11

2000				$ 12.96
1st Quarter	$ 17.00	$ 11.75	$ 0.11
2nd Quarter	13.63	11.75	0.11
3rd Quarter	16.50	11.38	0.11
4th Quarter	19.38	13.75	0.11

1999				$ 11.33
1st Quarter	$ 20.11	$ 17.73	$ 0.11
2nd Quarter	18.18	15.51	0.11
3rd Quarter	17.79	15.34	0.11
4th Quarter	17.27	13.69	0.11

Intangible assets were $29.8 million at December 31, 2000, compared with $24.7 million at December 31, 2001. The decrease in intangible assets was due to the amortization of such assets, partially offset by mortgage servicing rights recognized during the year. Total intangibles consisted of:
	December 31,
	2001	2000
	(Dollars in millions)
Mortgage Servicing Rights	$ 7.1	$ 6.6
Core Deposits Intangibles	7.0	11.5
Goodwill	10.6	11.7
	$ 24.7	$ 29.8

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001	2000	1999
	(Dollars in thousands)
Headquarters/branches	$ 3,891	$ 2,372	$ 4,099
Data processing equipment	5,276	3,063	8,235
Software	25,683	3,829	4,623
Other furniture and equipment	1,739	1,684	2,151
	$ 36,589	$ 10,948	$ 19,108

During 1999 the Corporation acquired a lot for future development in the Hato Rey area and invested $1.4 million in improvements of existing facilities. During 2000, the Corporation acquired one lot for future development of a parking facility in Hato Rey, and sold one of the lots acquired in 1999 and a building facility that was unoccupied.

Capital expenditures on data processing equipment during 1999 were due to the installation of a Bankwide WAN (Wide Area Network), installation of new Y2K compatible ATMs, and installation of equipment for the check images project.

Software additions during 1999 included the completion of Y2k upgrades, the Corporation´s Internet banking project and check image project.

Lower capital expenditures during 2000 were due to the Corporation´s reorganization process and rationalization of facilities maximizing the use of Corporation-owned premises.

In addition, the significant investments made during 1998 and 1999 resulted in fewer needs during 2000.

Capital expenditures increased in 2001 as a result of a company wide information systems conversion. All core applications are being converted to a group wide platform. The new technology will result in greater operational efficiency, enabling the Corporation to provide better quality service to its customers. As a result of this conversion, new data processing equipment has been acquired and installed throughout the Corporation in order to meet the software´s requirements.

During 2001, the Corporation sold a lot in the Hato Rey area and divested itself of its in-store branch facilities. The Corporation also invested $2.2 million in improvements of existing facilities and $1.7 million in the construction of three new branches expected to start operations during 2002.

Environmental Matters

Under various environmental laws and regulations, a lender may be liable as an "owner" or "operator" for the costs of investigation or remediation of hazardous substances at any mortgaged property or other property of a borrower or at its owned or leased property regardless of whether the lender knew of, or was responsible for, the hazardous substances. In addition, certain laws in which some of the Corporation´s assets are located impose a statutory lien, which may be prior to the lien of the mortgage, for costs incurred in connection with a cleanup of hazardous substances.

Some of the Corporation´s mortgaged properties and owned and leased properties may contain hazardous substances or are located in the vicinity of properties which are contaminated. As a result, the value of such properties may decrease, the borrower´s ability to repay the loan may be affected, the Corporation´s ability to foreclose on certain properties may be affected or the Corporation may be exposed to potential environmental liabilities. The Corporation, however, is not aware of any such environmental costs or liabilities that would have a material adverse effect on the Corporation´s results of operations or financial condition.

Puerto Rico Income Taxes

The Corporation is subject to Puerto Rico income taxes pursuant to the Puerto Rico Internal Revenue Code of 1994, as amended to the date hereof (the "PR Code").

The maximum marginal statutory regular corporate tax rate that the Corporation is subject to under the PR Code is 39%. In computing its net income subject to the regular income tax the Corporation is entitled to exclude from its gross income interest derived on obligations of the Commonwealth of Puerto Rico,its agencies, its instrumentalities and political subdivisions, obligations of the United States Government and its agencies and instrumentalities, certain FHA and VA loans and certain GNMA securities. In computing its net income subject to the regular income tax the Corporation is entitled to claim a deduction for ordinary and necessary expenses, worthless debts, interest and depreciation, among others. The Corporation´s deduction for interest is reduced in the same proportion that the average adjusted basis of its exempt obligations acquired after December 31, 1987 bears to the average adjusted basis of its total assets.

The Corporation is also subject to an alternative minimum tax of 22% imposed on its alternative minimum tax net income. In general, the Corporation´s alternative minimum net income is an amount equal to its net income determined for regular income tax purposes, as adjusted for certain items of tax preference. To the extent that the Corporation´s alternative minimum tax for a taxable year exceeds its regular tax, such excess is required to be paid by the Corporation as an alternative minimum tax. An alternative minimum tax paid by the Corporation in a taxable year may be claimed by the Corporation as a credit in future taxable years against the excess of its regular tax over the alternative minimum tax in such years.

Under the PR Code, corporations are not permitted to file consolidated returns with their subsidiaries and affiliates. However, the Corporation is entitled to a 100% dividend received deduction with respect to dividends received from Banco Santander Puerto Rico, Santander Insurance Agency, or any other Puerto Rico corporation subject to tax under the PR Code and in which the Corporation owns at least 80% of the value of its stock or voting power.

Interest paid by the Corporation to non-resident foreign corporations is not subject to Puerto Rico income tax, provided such foreign corporation is not related to the Corporation. Dividends paid by the Corporation to non-resident foreign corporations and individuals (whether resident or not) are subject to a Puerto Rico income tax of 10%.

United States Income Taxes

The Corporation, the Bank and Santander Insurance Agency are corporations organized under the laws of Puerto Rico. Accordingly, the Corporation, the Bank and Santander Insurance Agency are subject to United States income tax under the Internal Revenue Code of 1986, as amended to the date hereof (the "Code") only on certain income from sources within the United States or effectively connected with a United States trade or business.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Corporation´s Audited Consolidated Financial Statements and the "Management´s Discussion and Analysis of Results of Operations and Financial Condition."

Average Balance Sheets and Interest Rate Data

The following table shows average balances and, where applicable, interest amounts earned on a tax-equivalent basis and paid, and rates for the Corporation´s assets and liabilities and stockholders´ equity for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,
	2001			2000			1999
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
ASSETS:
Interest earning assets
Interest bearing deposits	$ 92,733	$ 1,671	1.80%	$ 62,761	$ 1,716	2.73%	$ 104,114	$ 3,818	3.67%
Federal funds sold and securities purchased under agreements to resell	126,164	4,399	3.49%	54,631	3,530	6.46%	25,115	1,281	5.10%
Total interest bearing deposits	218,897	6,070	2.77%	117,392	5,246	4.47%	129,229	5,099	3.95%
U.S. Treasury securities	238,655	9,801	4.11%	206,707	13,176	6.37%	340,765	17,966	5.27%
Obligations of other U.S. government agencies and corporations	1,193,043	83,203	6.97%	1,866,540	126,206	6.76%	1,866,999	131,696	7.05%
Obligations of government of Puerto Rico and political subdivisions	27,379	2,581	9.43%	35,568	2,822	7.93%	45,636	3,517	7.71%
Collateralized mortgage obligations and mortgage backed securities	477,117	26,467	5.55%	612,960	42,078	6.86%	780,482	47,776	6.12%
Other	49,120	4,824	9.82%	79,888	5,657	7.08%	81,324	5,532	6.80%
Total investment securities	1,985,314	126,876	6.39%	2,801,663	189,939	6.78%	3,115,206	206,487	6.63%
Loans, net	4,389,189	375,370	8.55%	4,522,601	442,203	9.78%	4,111,060	377,129	9.17%
Total interest earning assets/ interest income	6,593,400	508,316	7.71%	7,441,656	637,388	8.57%	7,355,495	588,715	8.00%
Total non-interest earning assets	331,170			363,801			362,697
Total assets	$ 6,924,570			$ 7,805,457			$ 7,718,192

LIABILITIES AND
STOCKHOLDERS' EQUITY:
Interest bearing liabilities
Savings and NOW accounts	$ 1,455,542	$ 40,541	2.79%	$ 1,440,686	$ 6,640	3.93%	$1,491,367	$ 46,611	3.13%
Other time deposits	1,972,984	87,025	4.41%	2,051,311	119,398	5.82%	1,582,284	81,605	5.16%
Borrowings	1,793,507	91,462	5.10%	2,573,586	161,384	6.27%	2,869,967	152,205	5.30%
Term notes	388,708	22,287	5.73%	421,384	26,897	6.38%	393,185	22,537	5.73%
Subordinated notes	20,000	990	4.95%	20,000	1,281	6.41%	55,853	3,128	5.60%
Total interest bearing liabilities/ interest expense	5,630,741	242,305	4.30%	6,506,967	365,600	5.62%	6,392,656	306,086	4.79%
Total non-interest bearing liabilities	696,456			729,004			791,274
Total liabilities	6,327,197			7,235,971			7,183,930
Stockholders' equity	597,373			569,486			534,262
Total liabilities and stockholders' equity	$ 6,924,570			$ 7,805,457			$ 7,718,192
Net interest income		$ 266,011			$ 271,788			$ 282,629
Cost of funding earning assets			3.67%			4.91%			4.16%
Net interest margin			4.03%			3.65%			3.84%

Anderson (logo)

Report of Independent Public Accountants

To Santander BanCorp:

We have audited the accompanying consolidated balance sheets of Santander BanCorp and Subsidiaries (a Puerto Rico corporation and a subsidiary of Banco Santander Central Hispano, S.A.) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and other comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation´s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santander BanCorp and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Anderson (signature)

San Juan, Puerto Rico,

January 7, 2002.

Revenue Stamp No. 1760049

has been affixed to the

original copy of this report.

Consolidated Balance Sheets–December 31, 2001 and 2000

(Dollars in thousands, except per share data)

Assets
	2001	2000
Cash and Cash Equivalents:
Cash and due from banks	$ 135,425	$ 199,907
Interest-bearing deposits	911,302	20,247
Federal funds sold and securities purchased under agreements to resell	100,000	51,000
Total cash and cash equivalents	1,146,727	271,154

Investment Securities Available for Sale, at market value	1,433,112	1,032,693
Investment Securities Held to Maturity, at cost	455,684	1,651,381
Loans Held for Sale, net	115,957	96,471
Loans, net	4,273,001	4,340,687
Premises and Equipment, net	68,407	71,600
Accrued Interest Receivable	38,837	58,329
Other Assets	128,186	120,352
	$ 7,659,911	$ 7,642,667

Liabilities and Stockholders´ Equity
Deposits:
Non-interest bearing	$ 628,566	$ 684,032
Interest bearing	4,165,165	4,237,588
Total deposits	4,793,731	4,921,620

Federal Funds Purchased and Other Borrowings	485,000	325,000
Securities Sold under Agreements to Repurchase	976,686	1,163,815
Commercial Paper Issued	349,176	69,766
Subordinated Capital Notes	20,000	20,000
Term Notes	329,774	434,391
Accrued Interest Payable	20,367	39,232
Other Liabilities	93,164	73,027
	7,067,898	7,046,851
Contingencies and Commitments (see Notes 16 and 20)

Stockholders´ Equity:
Preferred stock, $25 par value; 10,000,000 shares authorized, 2,610,008 issued and outstanding	65,250	65,250
Common stock, $2.50 par value; 200,000,000 shares authorized, 42,484,870 issued in 2001
and 2000, and 39,388,670 and 40,949,870 outstanding in 2001 and 2000, respectively	106,212	106,212
Capital paid in excess of par value	122,457	122,457
Treasury stock – at cost, 3,096,200 and 1,535,000 shares in 2001 and 2000, respectively	(53,277)	(23,251)
Accumulated other comprehensive loss, net of taxes	(11,347)	(7,316)
Retained earnings-
Reserve fund	114,418	109,646
Undivided profits	248,300	222,818
Total stockholders' equity	592,013	595,816
	$ 7,659,911	$ 7,642,667
The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

For the Years Ended December 31, 2001, 2000 and 1999

(Dollars in thousands, except per share data)
	2001	2000	1999
Interest Income:
Loans	$ 370,668	$ 434,957	$ 373,042
Investment securities	108,645	171,842	181,620
Interest-bearing deposits	1,671	1,716	3,818
Federal funds sold and securities purchased under agreements to resell	4,399	3,530	1,281
Total interest income	485,383	612,045	559,761

Interest Expense:
Deposits	127,566	176,038	128,216
Securities sold under agreements to repurchase and other borrowings	113,749	188,281	174,742
Subordinated capital notes	990	1,281	3,128
Total interest expense	242,305	365,600	306,086
Net interest income	243,078	246,445	253,675

Provision for Loan Losses	65,430	37,000	26,375
Net interest income after provision for loan losses	177,648	209,445	227,300

Other Income:
Service charges, fees and other	39,938	38,999	33,736
Gain (loss) on sale of securities	18,282	(3,801)	323
Gain on sale of mortgage servicing rights	530	1,463	2,978
(Loss) gain on derivatives	(2,767)	95	17
Other	18,248	19,558	8,277
Total other income	74,231	56,314	45,331

Other Operating Expenses:
Salaries and employee benefits	74,530	69,744	70,689
Occupancy costs	14,126	15,262	14,911
Equipment expenses	11,920	13,007	12,920
Other operating expenses	84,631	76,710	73,281
Total other operating expenses	185,207	174,723	171,801
Income before provision for income tax	66,672	91,036	100,830

Provision for Income Tax	6,026	14,486	20,361
Income before transition adjustment	$ 60,646	$ 76,550	$ 80,469
Transition Adjustment Loss, net of deferred taxes of $5,272	(8,246)	-	-
Net Income	$ 52,400	$ 76,550	$ 80,469

Net Income Available to Common Shareholders	$ 47,832	$ 71,983	$ 75,901

Basic and Diluted Earnings per Common Share
Before Transition Adjustment	$ 1.40	$ 1.71	$ 1.79
Transition Adjustment	(0.20)	-	-
After Transition Adjustment	$ 1.20	$ 1.71	$ 1.79

The accompanying notes are an integral part of these consolidated statements.
The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Changes in Stockholders´ Equity and Other Comprehensive Income

For the Years Ended December 31, 2001, 2000 and 1999

(Dollars in thousands)
	2001	2000	1999
Preferred Stock:
Balance at beginning of year	$ 65,250	$ 65,250	$ 65,250
Balance at end of year	65,250	65,250	65,250
Common Stock:
Balance at beginning of year	106,212	96,557	96,557
Stock dividend distributed	-	9,655	-
Balance at end of year	106,212	106,212	96,557
Common Stock Dividend Distributable:
Balance at beginning of year	-	9,656	-
Common stock dividend distributable, 3,862,219 shares (Note 14)	-	-	9,656
Common stock dividend distributed	-	(9,656)	-
Balance at end of year	-	-	9,656
Capital Paid in Excess of Par Value:
Balance at beginning of year	122,457	122,457	71,282
Stock dividend to be distributed (Note 14)	-	-	51,175
Balance at end of year	122,457	122,457	122,457
Treasury Stock at cost:
Balance at beginning of year	(23,251)	-	-
Stock purchased at cost	(30,026)	(23,251)	-
Balance at end of year	(53,277)	(23,251)	-
Accumulated Other Comprehensive Loss, net of taxes:
Balance at beginning of year	(7,316)	(26,356)	(2,070)
Unrealized net gain (loss) on investment securities available for sale	2,360	19,040	(24,286)
Unrealized loss on cash flow hedges	(6,391)	-	-
Balance at end of year	(11,347)	(7,316)	(26,356)
Reserve Fund:
Balance at beginning of year	106,646	101,971	93,924
Transfer from undivided profits	4,772	7,675	8,047
Balance at end of year	114,418	109,646	101,971
Redemption Fund:
Balance at beginning of year	-	10,000	39,096
Transfer to undivided profits	-	(10,000)	(29,096)
Balance at end of year	-	-	10,000
Undivided Profits:
Balance at beginning of year	222,818	167,081	150,710
Net income	52,400	76,550	80,469
Transfers	(4,772)	2,325	21,049
Deferred tax benefit amortization	(50)	(49)	(2,754)
Common stock cash dividend	(17,528)	(18,522)	(16,994)
Preferred stock cash dividend	(4,568)	(4,567)	(4,568)
Stock dividend to be distributed (Note 14)	-	-	(60,831)
Balance at end of year	248,300	222,818	167,081
Total stockholders´ equity	$ 592,013	$ 595,816	$ 546,616
Comprehensive Income:
Net income	$ 52,400	$ 76,550	$ 80,469
Other comprehensive (loss) income , net of tax-
Unrealized net gains (losses) on investment securities available for sale	4,739	21,289	(24,290)
Reclassification adjustment for realized (losses) gains included in net income	(2,379)	(2,249)	4
Unrealized net gain (loss) on investment securities available for sale, net of taxes	2,360	19,040	(24,286)
Unrealized losses on transition adjustment for cash flow hedges, net of tax	(1,507)	-	-
Unrealized losses on cash flow hedges, net of tax	(4,884)	-	-
Unrealized losses on cash flow hedges, net of taxes	(6,391)	-	-
Other comprehensive (loss) income, net of tax	(4,031)	19,040	(24,286)
Comprehensive income	$ 48,369	$ 95,590	$ 56,183
The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2000 and 1999

(Dollars in thousands)
	2001	2000	1999
Cash Flows from Operating Activities:
Net income	$ 52,400	$ 76,550	$ 80,469

Adjustments to reconcile net income to net cash provided by operating activities-
Cumulative effect of change in accounting principle	13,518	-	-
Depreciation and amortization	23,524	23,449	24,302
Provision for loan losses	65,430	37,000	26,375
(Gain) loss on sale of securities	(18,282)	3,801	(323)
Gain on sale of mortgage servicing rights	(530)	(1,463)	(2,978)
Loss from changes in the fair market value of derivatives	2,360	-	-
Amortization of net discount on securities	(9,789)	(11,219)	(1,920)
Net increase in loans held for sale	(19,486)	(38,798)	(24,376)
Amortization of net discount on loans	(301)	(974)	(1,828)
Proceeds from sales of trading securities	62,173	45,260	43,562
Purchases of trading securities	(62,125)	(45,242)	(43,571)
Decrease (increase) in accrued interest receivable	19,492	(179)	(13,053)
(Increase) decrease in other assets	(31,405)	(43,663)	5,469
(Decrease) increase in accrued interest payable	(18,865)	(5,489)	7,184
Increase (decrease) in other liabilities	7,865	(3,997)	(9,988)
Total adjustments	33,579	(41,514)	8,855
Net cash provided by operating activities	85,979	35,036	89,324

Cash Flows from Investing Activities:
Decrease in interest-bearing deposits	-	200	10,350
Proceeds from sales of investment securities available for sale	2,952,398	338,045	151,653
Proceeds from maturities of investment securities available for sale	1,034,751	761,000	5,000
Purchases of investment securities available for sale	(5,043,819)	(920,697)	(907,786)
Proceeds from maturities of investment securities held to maturity	1,444,640	179,500	4,579,086
Purchases of investment securities held to maturity	(1,513,318)	(167,963)	(4,929,127)
Repayments of securities and securities called	1,952,512	193,149	971,106
Purchases of mortgage loans	(49,042)	(43,268)	(218,649)
Net decrease (increase) in loans	52,290	61,728	(461,498)
Proceeds from sale of mortgage servicing rights	530	1,463	2,978
Capital expenditures	(7,354)	(1,899)	(13,950)
Net cash provided by (used in) investing activities	823,588	401,258	(810,837)

Cash Flows from Financing Activities:
Net (decrease) increase in deposits	(129,536)	860,368	338,851
Net increase (decrease) in federal funds purchased and other borrowings	160,000	(251,000)	228,000
Net (decrease) increase in securities sold under agreements to repurchase	(187,129)	(710,061)	241,651
Increase (decrease) in commercial paper issued	279,410	(343,608)	124,437
Net (decrease) increase in term notes	(104,617)	20,390	(44,054)
Payment of subordinated capital notes	-	(10,000)	(40,525)
Repurchase of stock	(30,026)	(23,251)	-
Dividends paid	(22,096)	(23,089)	(21,562)
Net cash (used in) provided by financing activities	(33,994)	(480,251)	826,798

Net Increase (Decrease) in Cash and Cash Equivalents	875,573	(43,957)	105,285
Cash and Cash Equivalents, beginning of year	271,154	315,111	209,826
Cash and Cash Equivalents, end of year	$ 1,146,727	$ 271,154	$ 315,111
The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements December 31, 2001, 2000 and 1999

1. Summary of Significant Accounting Policies:

The accounting and reporting policies of Santander BanCorp (the Corporation), an 80.5%-owned subsidiary of Banco Santander Central Hispano, S.A., conform with accounting principles generally accepted in the United States and with general practices within the financial industry. The following is a summary of the most significant policies:

Nature of Operations and Use of Estimates

Santander BanCorp is a bank holding company offering a full range of financial services through its banking offices. The Corporation also engages in mortgage lending and insurance agency services through its non-banking subsidiaries.

The Corporation was reorganized on May 2nd, 2000 under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for Banco Santander Puerto Rico and Subsidiary (the "Bank") and other entities as management deemed appropriate. As a result of this reorganization each of the Bank´s outstanding shares of common stock was converted into one share of common stock of the new bank holding company. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board. The reorganization was treated as a tax-free reorganization and the exchange by the Bank´s shareholders of their shares of the Bank´s common stock for shares of Santander BanCorp´s common stock constituted a tax-free exchange for purposes of Puerto Rico income tax laws. The consolidated financial statements reflect the reorganization as if it had occurred for all periods presented.

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, Santander Insurance Agency, the Bank and the Bank´s wholly owned subsidiaries, Santander Mortgage Corporation and Santander International Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Trading Account

The Corporation acquires securities for trading and carries its trading account at market. Financial instruments including, to a limited extent, derivatives such as option contracts, are utilized by the Corporation in dealing and other trading activities and are carried at market value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account in the period in which the changes occur. Interest revenue and expense arising from trading instruments are included in the income statement as part of net interest income rather than in the trading profit or loss account.

Investment Securities Available for Sale

The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, the Corporation decided that some of its investment securities would be potentially available for sale in the event that such sales might be necessary either as part of the Corporation's efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors.

Investment securities available for sale are carried at fair value and unrealized gains and losses on these investments are included in accumulated other comprehensive income (loss) which is a separate component of stockholders' equity. Gains or losses on sales of investment securities available for sale are recognized in the income statement when realized and are computed on the basis of specific identification.

Investment Securities Held to Maturity

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities those investments which it has the intent and the ability to hold until maturity.

Derivative Financial Instruments

The Corporation uses derivative financial instruments mostly as hedges of interest rate risk, changes in the fair value of assets and liabilities and to secure future cash flows. Until December 31, 2000, gains and losses on these contracts were deferred and were reflected in income when the contracts were settled. Effective January 1, 2001, the Corporation accounts for its derivative accounting instruments following the provisions of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138. The Corporation engages on a limited basis in derivative financial instruments for trading purposes.

Loans Held for Sale

Loans held for sale are recorded at the lower of cost or market computed on the aggregate portfolio basis.

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

The Corporation measures certain impaired loans (except for large groups of smaller-balance homogeneous loans like residential mortgage, credit and consumer installment loans, which are collectively evaluated for impairment) based on the present value of expected future cash flows discounted at the loan´s original effective interest rate. As a practical expedient, impairment may be measured based on the loan´s observable market price or the fair value of the collateral (if the loan is collateral dependent). When the measure of the impaired loan is less than the recorded amount, the impairment is recorded through the allowance for loan losses. For the three years in the period ended December 31, 2001, the amount of restructured loans was immaterial to the accompanying consolidated financial statements.

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

Intangible Assets

As a result of the acquisition of another commercial bank during prior years, approximately $28,255,000 was assigned to core deposits and the excess amount of $17,310,000 was recorded as goodwill. Both are included in other assets and are amortized on a straight-line basis over a period of 7 and 15 years, respectively. At December 31, 2001 and 2000, the net balance of the core deposits was approximately $6,608,000 and $10,644,000, respectively. The net balance of the goodwill was approximately $10,427,000 and $11,509,000 at December 31, 2001 and 2000, respectively. Management has evaluated such intangible assets for any impairment in value and has determined that such condition is not currently present. Until December 31, 2001 the Corporation amortized goodwill and other intangible assets on a straight-line basis over the estimated useful lives of the intangible asset. Effective January 1, 2002, the Corporation accounts for its goodwill and other intangible assets following the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets."

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

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2001 and 2000, the unpaid principal balances of mortgage loans serviced for others amounted to approximately $349,832,000 and $325,210,000, respectively. In connection with mortgage servicing activities, the Corporation administered escrow and other custodial funds which amounted to approximately $2,921,000 and $2,567,000 at December 31, 2001 and 2000, respectively.

Trust Services

In connection with its trust activities, the Corporation administers and is custodian of assets which amounted to approximately $6,733,000,000 and $6,162,000,000 at December 31, 2001 and 2000, respectively. Due to the nature of trust activities, these assets are not included in the Corporation´s consolidated balance sheets.

Securities Sold under Agreement to Repurchase

The Corporation sells securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term financing transactions and the securities underlying the agreements remain in the asset accounts.

Income Taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation´s financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Common Share

Basic and diluted earnings per common share are computed by dividing net income attributable to common stock, by the weighted average number of common shares outstanding during the year after giving retroactive effect to the 10% stock dividend declared on January 11, 2000 (see Note 14). The Corporation´s average number of common shares outstanding used in the computation of earnings per common share was 40,026,000, 42,141,000 and 42,485,000 at December 31, 2001, 2000 and 1999, respectively. Basic and diluted earnings per share are the same since no stock options or other stock equivalents were outstanding for the three years in the period ended December 31, 2001.

Other Accounting Pronouncements

During 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities". In addition, during 1999, the Board issued Statement of Financial Accounting Standards No. 137 (SFAS No. 137), "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133", which delays the effective date of SFAS No. 133 for one year. In addition, during 2000 the Board issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities – An Amendment of FASB Statement No. 133", which addressed a limited number of issues causing implementation difficulties for numerous entities that apply SFAS No. 133. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and should not be applied retroactively to financial statements of prior periods. The Corporation applied SFAS No. 133, as amended, in January 2001. The transition adjustment amounted to a loss of approximately $8,246,000 net of the effect of the related tax benefit of approximately $5,272,000 reported as a cumulative type adjustment in the statement of income and a loss of approximately $1,507,000 reported net of the effect of the related tax benefit of approximately $964,000 in other comprehensive income.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 (SFAS No. 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", revising the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125´s provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosure relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of the provisions of SFAS No. 140 did not have a significant impact on the Corporation´s consolidated financial statements.

In June 2001, The Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations." This statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." This Statement requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method, thereby eliminating the use of the pooling-of-interests method. SFAS No. 141 requires that Intangible assets meeting one of two criteria – the contractual-legal criterion or the separability criterion – must be recognized apart from goodwill. Under Opinion 16 they were recognized if they could be identified and named. In addition to the disclosure requirements in Opinion 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. When the amounts of goodwill and intangible assets acquired are significant in relation to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001 and to business combinations using the purchase method for which the date of acquisition is July 1, 2001 or later. The implementation of SFAS No. 141 did not have a material impact on the consolidated financial statements of the Corporation for the year ended December 31, 2001.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. This statement requires that goodwill be tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. All intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values of those assets with their recorded amounts. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. This statement is required to be applied at the beginning of an entity´s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The Corporation applied SFAS No. 142 on January 1, 2002. The Corporation did not recognize any transition adjustment loss on the initial applications of SFAS No. 142. Goodwill amortization for 2001 was approximately $1,197,000.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Currently, it is the opinion of management that the implementation of SFAS No. 143 is not expected to have a material impact on the Corporation´s consolidated results of operations or consolidated financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. Under the provisions of this statement, for long-lived assets to be held and used an impairment loss will be recognized only if the carrying amount of the long-lived assets is not recoverable from its undiscounted cash flows and that impairment loss shall be measured as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spinoff be considered held and used until disposed of. Long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, shall be recorded at the lower of its carrying amount or fair value less cost to sell and depreciation shall cease. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Currently, it is the opinion of management that the implementation of SFAS No. 144 is not expected to have a material impact on the Corporation´s consolidated results of operations or consolidated financial position.

Statements of Cash Flows

All highly liquid instruments, with a maturity of three months or less, when acquired or generated, are considered cash equivalents.

· Supplemental Disclosures of Cash Flow Information:
	2001	2000	1999
Cash paid during the year for-	(In thousands)
Interest	$ 261,170	$ 371,089	$ 298,902
Income taxes	$ 9,753	$ 24,670	$ 14,037

2. Trading Securities:

Proceeds from sales of trading securities during 2001, 2000 and 1999 were approximately $62,173,000, $45,260,000 and $43,562,000, respectively. Gross gains of approximately $48,000, $19,000 and $14,000 were realized during 2001, 2000 and 1999, respectively, and gross losses of approximately $1,000 and $23,000 were realized during 2000 and 1999, respectively. During 2001, 2000 and 1999, the Corporation conducted its trading activities mostly with U.S. Treasury securities. At December 31, 2001 and 2000, the Corporation had no trading securities outstanding.

3. Investment Securities Available for Sale:

Investment securities available for sale and related contractual maturities as of December 31 are as follows:
	2001
		Gross	Gross		Weighted
	Amortized	Unrealized	Unrealized	Market	Average
	Cost	Gains	Losses	Value	Yield
	(In thousands)
Treasury and agencies of the United States-
Within one year	$ 101,728	$ 10	$ -	$ 101,738	2.04%
After one year but within five years	1,164,301	1,847	9,076	1,157,072	4.77%
	1,266,029	1,857	9,076	1,258,810	4.55%
Commonwealth of Puerto Rico and its subdivisions-
After five years but within ten years	22,000	67	-	22,067	5.30%
Over ten years	5,670	8	224	5,454	6.40%
	27,670	75	224	27,521	5.53%
Mortgage-backed securities-
Over ten years	147,536	166	921	146,782	6.14%
	$ 1,441,235	$ 2,098	$ 10,221	$ 1,433,112	4.73%

	2000
		Gross	Gross		Weighted
	Amortized	Unrealized	Unrealized	Market	Average
	Cost	Gains	Losses	Value	Yield
	(In thousands)
Treasury and agencies of the United States-
Within one year	$ 208,744	$ 39	$ 217	$ 208,566	6.22%
After one year but within five years	449,987	-	3,339	446,648	5.64%
After five years but within ten years	164,716	-	3,624	161,092	5.99%
	823,447	39	7,180	816,306	5.86%
Commonwealth of Puerto Rico and its subdivisions-
Over ten years	5,844	316	-	6,160	6.40%
Mortgage-backed securities-
Over ten years	215,396	–	5,169	210,227	6.16%
	$ 1,044,687	$ 355	$ 12,349	$ 1,032,693	5.92%

Contractual maturities on certain securities, including mortgage-backed securities could differ from actual maturities since certain issuers have the right to call or prepay these securities.

The weighted average yield on investment securities available for sale is based on amortized cost, therefore it does not give effect to changes in fair value.

Proceeds from sales of investment securities available for sale were approximately $2,952,398,000, $338,045,000 and $151,653,000 in 2001, 2000 and 1999, respectively. In 2001 and 1999 gross gains of approximately $18,265,000 and $293,000,respectively were realized. Gross losses of approximately $3,846,000 were realized in 2000.

4. Investment Securities Held to Maturity:

Investment securities held to maturity and related contractual maturities as of December 31 are as follows:
	2001
		Gross	Gross		Weighted
	Amortized	Unrealized	Unrealized	Market	Average
	Cost	Gains	Losses	Value	Yield
	(In thousands)
Treasury and agencies of the United States-
After five years but within ten years	$ 125,601	$ 420	$ -	$ 126,021	6.00%
Commonwealth of Puerto Rico and its subdivisions-
Within one year	61,386	2	-	61,388	2.05%
After one year but within five years	7,177	34	-	7,211	6.95%
After five years but within ten years	12,887	325	-	13,212	6.79%
Over ten years	6,142	61	-	6,203	6.15%
	87,592	422	-	88,014	3.44%
Mortgage-backed securities-
Within one year	34	-	-	34	9.62%
After one year but within five years	11,163	198	256	11,105	4.14%
After five years but within ten years	14,113	1,040	3	15,150	8.77%
Over ten years	188,181	835	663	188,353	2.67%
	213,491	2,073	922	214,642	3.16%
Foreign governments-
Within one year	50	-	-	50	7.50%
After one year but within five years	200	-	-	200	6.91%
	250	-	-	250	7.03%

Other securities	28,750	-	-	28,750	4.54%
	$ 455,684	$ 2,915	$ 922	$ 457,677	4.08%

	2000
		Gross	Gross		Weighted
	Amortized	Unrealized	Unrealized	Market	Average
	Cost	Gains	Losses	Value	Yield
	(In thousands)
Treasury and agencies of the United States-
After one year but within five years	$ 876,237	$ 7	$ 4,892	$ 871,352	5.81%
After five years but within ten years	323,518	-	12,113	311,405	6.07%
	1,199,755	7	17,005	1,182,757	5.88%
Commonwealth of Puerto Rico and its subdivisions-
After one year but within five years	3,347	13	95	3,265	6.06%
After five years but within ten years	18,072	27	2	18,097	6.99%
Over ten years	6,554	117	1	6,670	6.17%
	27,973	157	98	28,032	6.68%
Mortgage-backed securities-
Within one year	21	-	-	21	9.24%
After one year but within five years	781	26	-	807	9.49%
After five years but within ten years	30,358	768	2	31,124	8.12%
Over ten years	312,605	1,060	2,726	310,939	7.22%
	343,765	1,854	2,728	342,891	7.30%
Foreign governments-
After one year but within five years	225	-	-	225	6.97%
After five years but within ten years	25	-	-	25	7.50%
	250	-	-	250	7.03%

Other securities	79,638	-	-	79,638	7.30%
	$ 1,651,381	$ 2,018	$ 19,831	$ 1,633,568	6.26%

Contractual maturities on certain securities, including mortgage-backed securities, could differ from actual maturities since some issuers have the right to call or prepay these securities.

The weighted average yield on investment securities held to maturity is based on amortized cost. Therefore, it does not give effect to changes in fair value.

Proceeds from investment securities held to maturity that were called by the issuer were approximately $903,757,000, $4,204,000 and $539,656,000 in 2001, 2000 and 1999, respectively. Gross gains of approximately $17,000 and $34,000 were realized in 2001 and 1999. No losses were realized from investment securities called.

5. Investments Pledged:

At December 31, 2001 the Corporation´s securities are mostly comprised of debt instruments of which $507,042,000 are pledged to secure deposits of public funds and $1,171,792,000 are pledged as collateral with other financial institutions.

6. Loans:

The Corporation´s loan portfolio at December 31 consists of the following:
	2001	2000
	(In thousands)
Commercial and industrial	$ 2,271,876	$ 2,374,824
Consumer	689,669	796,148
Construction	328,846	399,232
Mortgage	1,052,813	838,494
	4,343,204	4,408,698

Unearned income	(17,346)	(16,485)
Allowance for loan losses	(52,857)	(51,526)
	$ 4,273,001	$ 4,340,687

At December 31, the recorded investment in loans that were considered impaired is as follows:
	2001	2000
(In thousands)
Impaired loans with related allowance	$ 12,686	$ 1,481
Impaired loans that did not require allowance	41,221	31,519
Total impaired loans	$ 53,907	$ 33,000
Allowance for impaired loans	$ 2,770	$ 1,338
Impaired loans measured based on value of collateral	$ 53,907	$ 33,000
Impaired loans measured based on discounted cash flows	$ -	$ -
Interest income recognized on impaired loans	$ 67	$ 99

The average balance of impaired loans during the years 2001 and 2000 approximated the outstanding balances as of year-end.

The following schedule reflects the approximate outstanding principal amount and the effect on earnings of nonperforming loans.
	2001	2000	1999
	(In thousands)
Principal balance as of December 31	$ 95,212	$ 68,110	$ 44,100
Interest income which would have been recorded had
the loans not been classified as nonperforming	$ 3,168	$ 2,276	$ 1,136

7. Allowance for Loan Losses:

Changes in the allowance for loan losses are summarized as follows:
	2001	2000	1999
	(In thousands)
Balance, January 1	$ 51,526	$ 56,200	$ 53,457
Provision for loan losses	65,430	37,000	26,375
Charge-offs	(74,820)	(53,967)	(42,806)
Recoveries	10,721	12,293	19,174
Balance, December 31	$ 52,857	$ 51,526	$ 56,200

8. Premises and Equipment:

The Corporation´s premises and equipment at December 31 are as follows:

	2001	2000
	(In thousands)
Land	$ 6,935	$ 7,374
Buildings	49,006	50,284
Equipment	29,587	63,056
Leasehold improvements	23,899	22,406
	109,427	143,120
Accumulated depreciation	(41,020)	(71,520)
and amortization	$ 68,407	$ 71,600

9. Other Assets:

Other assets at December 31 consist of the following:
	2001	2000
	(In thousands)
Deferred tax assets, net	$ 8,891	$ -
Core deposits intangible	7,016	11,487
Mortgage servicing rights	7,109	6,607
Accounts receivable	21,444	19,008
Other real estate	1,628	2,345
Other repossessed assets	3,161	7,999
Prepaid software	33,823	13,771
Prepaid expenses	17,722	15,968
Customers´ liabilities on acceptances	3,411	3,097
Premium on interest rate caps held	-	14,791
Excess amount over cost of tangible and identified intangible assets acquired and liabilities assumed	10,552	11,749
Other	13,429	13,530
	$ 128,186	$ 120,352

10. Savings and Time Deposits:

At December 31, 2001 and 2000, time deposits, including certificates of deposit in denominations of $100,000 or more, amounted to approximately $2,253,698,000 and $2,454,798,000, respectively, of which approximately $244,034,000 and $212,987,000, respectively, mature after one year.

The detail of interest expense on savings and time deposits is as follows:

	2001	2000	1999
	(In thousands)
Savings deposits:
Savings accounts	$ 20,609	$ 29,988	$ 30,214
Now and other transaction accounts	18,238	20,169	16,390
	38,847	50,157	46,604
Time deposits-
Deposits of $100,000 and over	75,154	104,431	67,771
Deposits under $100,000	13,565	21,450	13,841
	$ 127,566	$ 176,038	$ 128,216

11. Short-Term Borrowings:

Following is a summary of short-term borrowings:
December 31,2001
Securities Sold
	Federal Funds	Under	Commercial
	Purchased and	Agreements	Paper
	Other Borrowings	to Repurchase	Issued
(In thousands)
Amount outstanding at year-end	$ 485,000	$ 976,686	$ 349,176
Average indebtedness outstanding during the year	$ 442,456	$ 742,658	$ 623,745
Maximum amount outstanding during the year	$ 870,000	$ 1,391,875	$ 1,041,500
Average interest rate for the year	4.58%	5.29%	4.44%
Average interest rate at year-end	2.11%	3.65%	1.97%

December 31, 2000
Securities Sold
	Federal Funds	Under	Commercial
	Purchased and	Agreements	Paper
	Other Borrowings	to Repurchase	Issued
(In thousands)
Amount outstanding at year-end	$ 325,000	$ 1,163,815	$ 69,766
Average indebtedness outstanding during the year	$ 512,549	$ 1,340,254	$ 20,750
Maximum amount outstanding during the year	$ 1,039,900	$ 1,873,876	$ 945,000
Average interest rate for the year	6.37%	6.05%	6.61%
Average interest rate at year-end	6.73%	6.00%	6.71%

Federal funds purchased and other borrowings, securities sold under agreements to repurchase and commercial paper issued mature
	2001	2000
	(In thousands)
Federal funds purchased and other borrowings:
Within thirty days	$ 255,000	$ 65,000
After thirty to ninety days	50,000	60,000
Over ninety days	180,000	200,000
	$ 485,000	$ 325,000
Securities sold under agreements to repurchase:
Within thirty days	$ 476,680	$ 663,003
Over ninety days	500,006	500,006
	$ 976,686	$ 1,163,815
Commercial paper issued:
Within thirty days	$ 249,625	$ 69,766
After thirty to ninety days	99,551	-
	$ 349,176	$ 69,766

The following securities were sold under agreements to repurchase:
	December 31, 2001
	Book Value	Book	Market Value	Weighted
	of Underlying	Value of	of Underlying	Average
	Securities	Borrowings	Securities	Interest Rate
	(In thousands)
Obligations of US government agencies and corporations	$ 836,229	$ 766,686	$ 836,229	4.92%
Mortgage-backed securities	157,816	210,000	157,978	5.27%
	$ 994,045	$ 976,686	$ 994,207	4.98%

	December 31, 2000
	Book Value	Book	Market Value	Weighted
	of Underlying	Value of	of Underlying	Average
	Securities	Borrowings	Securities	Interest Rate
	(In thousands)
Obligations of US government agencies and corporations	$ 1,090,541	$ 1,044,888	$ 1,085,175	5.79%
Mortgage-backed securities	109,102	118,927	109,201	6.48%
	$ 1,199,643	$ 1,163,815	$ 1,194,376	5.86%

12. Subordinated Capital Notes and Term Notes:

Subordinated Capital Notes

Subordinated capital notes at December 31 consisted of the following:
2001	2000
(In thousands)

Subordinated capital notes issued by a former affiliate on January 22,1992, and assumed by the Corporation-

Floating rate notes with interest payable at 100% of LIBID rate with 4.50% floor maturing April 22, 2002

$ 20,000	$ 20,000

The LIBID rate was 4.3125% and 6.6250% at December 31, 2001and 2000, respectively.

The subordinated capital notes are subject to redemption, at par, at the option of the Corporation, in whole, but not in part, within 180 days after the occurrence of an adverse tax law change, as defined, if the holder elects to adjust the interest rate of the subordinated capital notes. The Corporation would be required to seek regulatory approval prior to such redemption.

The notes issued by the acquired commercial bank were guaranteed by a separate irrevocable transferable standby letter of credit issued by the acquired commercial bank´s former parent company. In the event of insolvency, the balance of the redemption fund will be subordinated to the claims of creditors.

Term Notes

Term notes payable outstanding at December 31, consisted of the following:
	2001	2000
	(In thousands)
Term notes 1994 Series maturing August 8, 2004 at 6.82%	$ 50,000	$ 50,000
Term notes 1995 Series maturing July 1, 2003-
Fixed rate of 6.89%	65,000	65,000
Floating rate notes at 100% of 3 month LIBID (the 3-month LIBID was 2.500% and 6.625%
at December 31, 2001 and 2000, respectively)	35,000	35,000
	100,000	100,000
Term notes 1996 Series maturing in 2001-
Floating rate notes at 92% of LIBID	-	100,000
Floating rate notes at 96% of 3-month LIBID	-	25,000
	-	125,000
Term notes 1998 Series with floating rate at 85% of 3-month LIBID-
Maturing June 12, 2003 (the 3-month LIBID was 2.0625% and 6.625% At December 31, 2001
and 2000, respectively)	40,000	40,000
Maturing October 8, 2003 (the 3-month LIBID was 2.375% and 6.625% At December 31, 2001
and 2000, respectively)	21,600	21,600
	61,600	61,600
Loans from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities
Financing Authority (the "AFICA Loans")
Series A-with 6.20% fixed interest maturing June 1, 2018	45,787	50,000
Series B-with 6.50% fixed interest maturing December 1, 2019	25,000	25,000
Series C-with 6.80% fixed interest maturing December 1, 2020	26,000	26,000
Series D-with 6.15% fixed interest maturing December 1, 2021	25,000	-
	121,787	101,000
	333,387	437,600
Less- Discount	(3,613)	(3,209)
	$ 329,774	$ 434,391

The term notes issued contain certain general restrictions related to financial ratios, among others.

In the event that interest on the subordinated capital notes and term notes held by a corporation qualifying under Section 936 of the U.S. Internal Revenue Code (936 Corporation) becomes subject to federal income tax solely by reason of the Corporation's failure to cause the interest on the subordinated capital notes and term notes to constitute income from Puerto Rico sources (other than by reason of an event beyond the con-

trol of the Corporation, including an adverse tax law change, as defined, or any act or failure to act on the part of such holder of the subordinated capital notes and term notes), then the Corporation will make indemnity payments to such 936 Corporation in the amount necessary for such corporations to receive the stated rate of interest on the subordinated capital notes and term notes, net of federal income tax liability.

On June 4, 1998, November 10, 1999, September 1, 2000 and August 15, 2001, Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (AFICA) issued Revenue Bonds, Series A (AFICA - Santander Loan Program) for $50,000,000, Series B for $25,000,000, Series C for $26,000,000 and Series D for $25,000,000, respectively. The proceeds were lent by AFICA to the Corporation, pursuant to a loan agreement, to fund a loan program to eligible borrowers established by the Corporation.

Maturities of subordinated capital notes and term notes for the next five years and thereafter follow:
Year	Amount
(In thousands)
2002	$ 20,000
2003	161,600
2004	50,000
2005	-
2006	-
Thereafter	121,787
353,387
Less- Discount	(3,613)
$ 349,774

13. Reserve Fund:

The Banking Law of Puerto Rico requires that a reserve fund be created and that annual transfers of at least 10% of the Bank´s annual net income be made, until such fund equals 10% of total paid-in capital, on common and preferred stock. Such transfers, restrict the retained earnings which would otherwise be available for dividends.

14. Preferred Stock and Common Stock Transactions:

Preferred Stock

The Corporation has 10,000,000 shares of authorized preferred stock with a par value of $25, of which 2,610,008 were issued and outstanding at December 31, 2001 and 2000. The terms of the Series A Preferred Stock do not permit the payment of cash dividends on Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of the Series A Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock. The earnings per share computation excludes the dividends paid on preferred stock. The Corporation has continued to pay dividends on preferred stock at the rate of 7% annually.

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

Common Stock

During 1999, 2000 and 2001 the Corporation declared and paid quarterly cash dividends of $0.11 per share.

On May 2nd, 2000, the Bank underwent a corporate reorganization wherein Santander BanCorp was incorporated. As a result, shareholders of Banco Santander Puerto Rico became shareholders of Santander BanCorp and Banco Santander Puerto Rico became a wholly owned subsidiary of Santander BanCorp in a tax-free exchange for purposes of Puerto Rico income tax laws.

The Corporation adopted and implemented a Stock Repurchase Program in May 2000 and a second Program in December 2000. Under the Stock Repurchase Programs the Corporation acquired 3% of its then outstanding common shares. During June 2001, the Corporation started a third Stock Repurchase Program under which it plans to acquire 3% of its outstanding common shares. As of December 31, 2001, 3,096,200 shares amounting to $53,277,000 had been repurchased under the plans and are recorded at cost in the accompanying consolidated balance sheets.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

The Corporation has 200,000,000 shares of authorized common stock with par value of $2.50. At December 31, 2001 and 2000 the Corporation had 42,484,870 shares issued and 3,096,200 shares and 1,535,000 shares, respectively held in treasury. At December 31, 1999, the Corporation had 38,622,651 common shares issued and outstanding and 3,862,219 shares distributable due to a 10% stock dividend declared on January 11, 2000 to shareholders of record as of January 31, 2000. The common stock dividend was distributed on February 22, 2000. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the accompanying financial statements have been restated to reflect the stock dividend.

The earnings per share computations for 1999 presented in the accompanying financial statements were restated to reflect the stock dividend, as follows:
Dollars and number of shares in thousands, except earnings per common share data)	1999
Net income available to common shareholders	$ 75,901
Average number of common shares outstanding prior to stock dividend	38,623
Common stock dividend	3,862
Restated average number of common shares	42,485
Basic and diluted earnings per common share	$ 1.79

15. Income Tax:

The Corporation is subject to regular or the alternative minimum tax, whichever is higher. The effective tax rate is lower than the statutory rate primarily because interest income on certain United States and Puerto Rico securities is exempt from Puerto Rico income taxes.

The Corporation is also subject to federal income tax on its United States (U.S.) source income. However, the Corporation had no taxable U.S. income for each of the three years in the period ended December 31, 2001. The Corporation is not subject to federal income tax on U.S. Treasury securities that qualify as portfolio interest, nor to the branch profit tax and the branch level tax.

The components of the provision for income tax for the years ended December 31, are as follows:
	2001	2000	1999
	(In thousands)
Current tax provision	$ 14,728	$ 16,236	$ 20,703
Deferred tax benefit	(8,702)	(1,750)	(342)
Total provision for income tax	$ 6,026	$ 14,486	$ 20,361

The difference between the income tax provision and the amount computed using the statutory rate is due to the following:

	2001		2000		1999
	Amount	Rate	Amount	Rate	Amount	Rate
	(In thousands)
Income tax at statutory rate	$ 26,002	39%	$ 35,504	39%	$ 39,324	39%
Benefits of net tax exempt interest income	(13,989)	(21)%	(15,602)	(17)%	(17,803)	(18)%
Disallowance of certain expenses and other items	(5,987)	(9)%	(5,416)	(6)%	(1,160)	(1)%
	$ 6,026	9%	$ 14,486	16%	$ 20,361	20%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation´s deferred tax assets and liabilities at December 31, were as follows:
	2001	2000
	(In thousands)
Deferred Tax Assets-
Unrealized loss on securities available for sale	$ 3,168	$ 4,678
Unrealized loss on derivatives	5,646	-
Net operating loss carryforward available	2,551	8,667
Other temporary differences	1,813	856
	13,178	14,201
Deferred Tax Liabilities-
Allowance for loan losses	1,428	5,918
Difference in accounting treatment of certain loan origination activities	2,859	2,726
	4,287	8,644
Valuation Allowance	-	(8,497)
Net deferred tax asset (liability)	$ 8,891	$ (2,940)

At December 31, 2001, the Corporation had $2,551,000 in net operating losses (NOL) available to carryover to offset taxable income in future years until the year 2007.

A valuation allowance of $ 8,497,000 is reflected in 2000 related to deferred tax assets arising from NOL carryforwards for which the Corporation could not determine the likelihood of its realization. Based on the information available at December 31, 2001the Corportion expects to fully realize all items comprising the net deferred tax asset.

Under the Puerto Rico Income Tax Law, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

16. Contingencies and Commitments:

Pursuant to the Purchase and Sale Agreement (the "Agreement") dated March 6, 1996 between Banco Santander, S.A. (BSSA) and Banco Central Hispanoamericano, S.A. (BCH), the Corporation´s Parent Company, BSSA, acquired 99.25% of the common stock of Banco Central Hispano Puerto Rico (BCHPR). Shortly, thereafter, the Corporation acquired substantially all the assets and assumed substantially all the liabilities of BCHPR. Under the Agreement and other related agreements, the Corporation is indemnified by BCH against any losses, damages or claims suffered by the Corporation or its subsidiaries resulting from the activities conducted by BCHPR in Puerto Rico prior to August 20, 1996, which were not adequately reflected in the December 31, 1995 audited financial statements and January 31, 1996 unaudited financial statements. This indemnity is limited in time to those claims filed before August 20, 1998, with the exception of tax and labor claims, which are only limited by the applicable statutes of limitations corresponding to such claims. In April 1999, BSSA and BCH merged their worldwide operations. The Parent as successor to BCH agreed to indemnify the Corporation under the same terms as the previous indemnity under the Agreement.

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

The Corporation leases certain operating facilities under noncancelable operating leases, including leases with related parties, and has other agreements expiring at various dates through 2023. Expenses charged to operations related to leases and other agreements were approximately $23,757,000, $24,607,000, and $22,565,000 for 2001, 2000 and 1999, respectively. At December 31, 2000, the minimum unexpired commitments follow:
Year	Amount
(In thousands)
2002	$15,134
2003	12,821
2004	7,379
2005	3,147
2006	2,597
Thereafter	13,181
$ 54,259

17. Pension Plan:

Substantially all eligible employees of the Corporation and its subsidiaries are covered by a noncontributory defined benefit pension plan.

The Corporation´s policy is to contribute to the plan normal costs which are charged to operations. However, in no event may contributions exceed the maximum or minimum limits prescribed by ERISA and the Puerto Rico Income Tax Act.

During 2001, the Bank combined Santander Mortgage Corporation´s Employees´ Pension Plan (SMCEPP) with that of the Bank.This disclosure reflects combined information as of the beginning of the year 2001. The following presents the funded status of the Corporation´s defined benefit pension plan at December 31, 2001 and 2000, based on certain assumptions:
		2001	2000
		(In thousands)
Change in projected benefit obligation-
Projected benefit obligation at beginning of year		$ 18,979	$ 19,232
Service cost benefits earned during the year		1,194	1,033
Interest cost on projected benefit obligation		1,559	1,329
Actuarial loss (gain)		2,367	(2,139)
Benefit distributions		(559)	(476)
Projected benefit obligation at end of year		23,540	18,979
Change in plan assets-
Fair value of plan assets at beginning of year		24,889	23,632
Fair value of SMCEPP assets at beginning of year		3,018	-
Actual return on plan assets		3,318	1,733
Employer contributions		1,200	-
Benefit distributions		(559)	(476)
Fair value of plan assets at end of year		31,866	24,889

Funded status		8,326	5,910
Unrecognized net actuarial gain		(273)	(612)
Unrecognized prior service cost		(1,413)	(1,228)
Unrecognized transition amount		(28)	57
Prepaid pension benefit		$ 6,612	$ 4,127

For the three years ended December 31, the pension costs for the Corporation included the following components:

	2001	2000	1999
	(In thousands)
Service cost-benefits earned during the year	$ 1,194	$ 1,033	$ 1,212
Interest cost on projected benefit obligation	1,559	1,329	1,257
Expected return on assets	(2,402)	(1,950)	(1,921)
Net amortization	(7)	36	36
Net periodic pension cost	$ 344	$ 448	$ 584

Assumptions used for the Corporation's defined benefit plan as of December 31 included:

	2001	2000	1999
	(In thousands)
Discount rate, as defined for determining estimated obligations and interest cost	7.50%	8.00%	7.50%
Expected aggregate average long-term change in compensation	5.00%	5.00%	5.75%
Expected long-term return on assets	8.50%	8.50%	8.50%

In connection with the acquisition of BCHPR, the Bank became the administrator of the acquired financial institution´s noncontributory defined benefit pension plan. It is management´s intention to keep this pension plan in a frozen status. Active participants of BCHPR´s pension plan who became employees of the Bank were included in the Bank´s pension plan effective January 1, 1997. Beneficiaries of BCHPR´s plan are receiving benefits from this plan.

The following presents the funded status of BCHPR´s defined benefit pension plan at November 30, 2001 and 2000, based on certain assumptions:
		2001	2000
		(In thousands)
Change in projected benefit obligation-
Projected benefit obligation at beginning of year		$ 24,995	$ 23,184
Interest cost on projected benefit obligation		1,975	1,852
Actuarial gain		1,976	515
Benefit distributions		(632)	(556)
		28,314	24,995
Change in plan assets-
Fair value of plan assets at beginning of year		27,293	28,424
Actual gain (loss) return on plan assets		2,326	(575)
Benefit distributions		(632)	(556)
Fair value of plan assets at end of year		28,987	27,293
Funded status		673	2,298
Unrecognized net actuarial gain		3,655	1,764
Prepaid pension benefit		$ 4,328	$ 4,062

For the three years ended November 30, the pension costs for BCHPR´s plan included the following components. Effective November 30, 1996, the benefits were frozen in this plan.

	2001	2000	1999
	(In thousands)
Interest cost on projected benefit obligation	$ 1,975	$ 1,852	$ 1,676
Expected return on assets	(2,270)	(2,383)	(2,408)
Net amortization	29	-	-
Net periodic pension income	$ (266)	$ (531)	$ (732)

Assumptions used for BCHPR´s defined benefit plan as of November 30 included:

	2001	2000	1999
Discount rate, as defined for determining estimated obligations and interest cost	7.50%	8.00%	7.50%
Expected aggregate average long-term change in compensation	-	-	-
Expected long-term return on assets	8.50%	8.50%	9.00%

18. Related Party Transactions:

The Corporation engages in transactions with affiliated companies in the ordinary course of its business. At December 31, 2001, 2000 and 1999, the Corporation had the following transactions with related parties:

	2001	2000	1999
	(In thousands)
Deposits from related parties	$ 963,097	$ 517,012	$ 218,289
Interest-bearing deposits at related banks	735	1,054	1,150
Loans to directors, officers, employees and related
parties(on substantially the same terms and
credit risks as loans to third parties)	13,237	15,650	32,579
Technical assistance for services rendered	4,071	1,631	2,314

19. Derivative Financial Instruments:

The operations of the Corporation are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including securities) and interest-bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing net interest income, given levels of interest rate risk consistent with the Corporation´s business strategies. The Corporation uses derivative financial instruments mostly for hedging purposes.

Asset-liability risk management activities are conducted in the context of the Corporation´s liability sensitivity to interest rate changes. This liability sensitivity arises due to interest-bearing liabilities repricing more frequently than interest bearing assets. The opposite applies when rates are rising.

To achieve its risk management objectives, the Corporation uses a combination of derivative financial instruments, including interest rate swaps, caps, forward contracts and options. The Corporation is exposed to credit losses in the event of nonperformance by counterparties in certain derivative instruments. However, based on periodic assessment of counterparties´ credit worthiness, the Corporation does not anticipate nonperformance by such counterparties.

As of December 31, 2001, the Corporation had the following derivative financial instruments outstanding:
				Other	Transition Adjustment*
	Notional	Market	Gain	Comprehensive	Gain	Comprehensive
	Value	Value	(Loss)	Income(Loss)	(Loss)	Income (Loss)
	(In thousands)
CASH FLOW HEDGES
Interest rate caps	$ 1,075,000	$ -	$ (1,004)	$ (1,190)	$ (8,410)	$ 1,190
Interest rate swaps	935,000	(10,479)	-	(3,695)	-	(2,697)
FAIR VALUE HEDGES
Interest rate swaps	112,482	2,002	721	-	198	-
OTHER DERIVATIVES
Options	10,650	815	(1,076)	-	(174)	-
Embedded options on stock
indexed deposits	(10,225)	(772)	(1,001)	-	140	-
Forward foreign currency
exchange contracts	5,148	1	-	1	-	-
			$ (2,360)	$ (4,884)	$ (8,246)	$ (1,507)
*Net of tax

Interest rate caps are similar to option contracts that require the writer to pay the purchaser at specified future dates, the amount (if any) by which a specified market interest rate exceeds the fixed cap rate applied to a notional principal amount. The purchaser pays a premium for transferring the risk of unfavorable interest rate changes to the option writer. The Corporation´s principal objective in holding interest rate caps is the management of interest rate risk and to secure future cash flows, specifically to hedge the Corporation´s cost of funds, in the Commercial Paper Program and Repurchase Agreements, and to close the gap in a scenario of interest rates to the upside.

As of December 31, 2001, the Corporation had outstanding interest rate caps, with a notional value of $1,075,000,000, maturing through the year 2002. The caps are at a level of 5.75% and 6.50% against the one-month Libor. The premium paid on these transactions was approximately $27,746,000 and was being amortized on a monthly basis over the life of the caps until December 31, 2000. On January 1, 2001, pursuant to the implementation of SFAS No. 133, the Corporation recognized a transition adjustment loss on the write-off of the premium paid on caps of approximately $8,410,000 net of the effect of the related tax benefit of approximately $5,377,000 as a cumulative type adjustment in the consolidated statements of income. On that date, the Corporation also recorded a gain of approximately $1,190,000 net of the effect of the related tax cost of approximately $760,000 in other comprehensive income (loss) on the recognition of the intrinsic value of the caps derivative. As of December 31, 2001, the Corporation recognized a loss of approximately $1,190,000 net of the effect of the related tax benefit of approximately $760,000 in other comprehensive income due to the revaluation of that derivative. For the year ended December 31, 2001, the Corporation recognized a loss of approximately $1,004,000 in other gains and losses due to hedge ineffectiveness of the caps.

Interest rate swaps involve the exchange of fixed and floating interest rate payments without an exchange of the underlying principal. Net interest settlements of interest rate swaps are recorded as an adjustment to interest income or interest expense of the hedged item.

The Corporation´s principal objective in holding interest rate swap agreements is the management of interest rate risk and changes in the fair value of assets and liabilities. The Corporation´s policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate characteristic of the instrument. As of December 31, 2001, the Corporation had outstanding interest rate swap agreements, with a notional amount of approximately $1,047,482,000, maturing through the year 2016. The weighted average rate paid and received on these contracts is 3.72% and 2.42%, respectively. As of December 31, 2001, the Corporation had retail certificates of deposit amounting to approximately $107 million swapped to create a floating rate source of funds and a $4.2 million variable rate loan were fixed at a spread over U.S. Treasury securities. These swaps were designated as fair value hedges. The Corporation recognized a transition adjustment gain of approximately $198,000 net of the effect of the related tax cost of approximately $127,000, as a cumulative type adjustment on these swap agreements in the consolidated statements of income. For the year ended December 31, 2001, the Corporation recognized a gain of approximately $721,000 on fair value hedges due to hedge ineffectiveness included in other gains and losses on the consolidated statements of income.

The Corporation swapped $35.0 million of floating rate medium term notes (which matured in September 2001) and $100.0 million of term funds at a fixed spread over U.S. Treasury securities. These swaps were designated as cash flow hedges. A transition adjustment loss of approximately $2,697,000 net of the effect of the related tax benefit of approximately $1,724,000 was recognized in other comprehensive income (loss). During 2001, the Corporation also swapped $365.0 million of time deposits, $250.0 million of commercial paper and $320.0 million of term funds purchased and repurchase agreements at a fixed spread over LIBOR. These swaps were designated as cash flow hedges.

As of December 31, 2001, an additional loss of approximately $3,695,000 net of the related tax benefit of approximately $2,363,000 was recorded in other comprehensive income (loss) due to changes in the fair market value of the swaps.

The Corporation issues certificates of deposit and IRA accounts with returns linked to the Standard and Poor´s 500 index which constitutes an embedded derivative instrument that must be bifurcated from the host deposit and recognized on the balance sheet in accordance with SFAS No. 133. The Corporation enters into option agreements, with related parties, in order to manage the interest rate risk on these deposits however, these options have not been designated for hedge accounting, therefore gains and losses on the market value of both the embedded derivative instruments and the option contracts are marked to market through earnings and recorded in other gains and losses on the consolidated statements of income. As of January 1, 2001, the Corporation recognized a transition adjustment gain of approximately $140,000 and a loss of approximately $174,000 on the embedded derivative instruments and the option contracts, respectively. For the year ended December 31, 2001, an additional loss of approximately $1,001,000 and $1,076,000 was recorded for the embedded derivative instruments and the option contracts, respectively.

Forwards are contracts for the delayed purchase of specified securities at a specified price and time. These contracts qualify for hedge accounting in accordance with SFAS No. 133. The Corporation occasionally enters into foreign currency exchange contracts in order to satisfy the needs of its customers, and at the same time enters into foreign currency exchange contracts with a related party under the same terms and conditions. As of December 31, 2001, the Corporation had foreign currency exchange contracts with a notional amount of $5,148,000 and recorded a gain of $1,448 net of the related tax liability of $565 in other comprehensive income (loss).

20. Financial Instruments with Off-Balance Sheet Risk:

In the normal course of business, the Corporation is a party to transactions of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments may include commitments to extend credit, standby letters of credit, financial guarantees and interest rate caps, swaps and floors written. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written, is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
Contract or Notional Amount
At December 31, 2001 financial instruments	(In thousands)
whose contract amounts represent credit risk-
Standby letters of credit and financial guarantees written	$186,546
Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,556,032

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties and real estate. The Corporation holds collateral as guarantee for most of these financial instruments.

21. Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

Investment Securities Available for Sale and Investment Securities Held to Maturity

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

The carrying amounts of mortgage loans available for sale approximate fair value because of the short-term maturity of these items.

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

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings and NOW accounts, money market and checking accounts is equal to the amount payable on demand as of December 31, 2001and 2000, respectively. The fair value of fixed maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Other Borrowings

The carrying amount of federal funds purchased and other borrowings is a reasonable estimate of fair value.

Securities Sold under Agreement to Repurchase

The carrying amount of securities sold under agreement to repurchase is a reasonable estimate of fair value.

Commercial Paper Issued

The fair value of commercial paper issued is based on discounted cash flows using an estimated discount rate based on the Corporation´s incremental borrowing rates currently offered for similar debt instruments.

Subordinated Capital Notes and Term Notes

The fair value of variable rate subordinated capital notes and fluctuating annual rate term notes is equal to the balance as of December 31, 2001 and 2000, since such notes are tied to floating rates. The fair value of the fixed annual rate term notes is based on discounted cash flows, which consider an estimated discount rate currently offered for certain borrowings.

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

Following are the cost and fair value of financial instruments as of December 31:

	2001		2000
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
(Dollars in thousands)
Consolidated balance sheet financial instruments-
Cash and cash equivalents	$ 1,146,727	$ 1,146,727	$ 271,154	$ 271,154
Investment securities available for sale	$ 1,433,112	$ 1,433,112	$ 1,032,693	$ 1,032,693
Investment securities held to maturity	$ 455,684	$ 457,677	$ 1,651,381	$ 1,633,568
Loans held for sale	$ 115,957	$ 115,957	$ 96,471	$ 96,471
Loans	$ 4,273,001	$ 4,404,065	$ 4,340,687	$ 4,452,933
Accrued interest receivable	$ 38,837	$ 38,837	$ 58,329	$ 58,329
Deposits-
Non-interest bearing	$ 628,566	$ 628,566	$ 684,032	$ 684,032
Interest bearing	4,165,165	4,178,908	4,237,588	4,259,359
Total	$ 4,793,731	$ 4,807,474	$ 4,921,620	$ 4,943,391

Federal funds purchased and other borrowings	$ 485,000	$ 485,000	$ 325,000	$ 325,000
Securities sold under agreements to repurchase	$ 976,686	$ 976,686	$ 1,163,815	$ 1,163,815
Commercial paper issued	$ 349,176	$ 350,099	$ 69,766	$ 70,022
Subordinated capital and term notes	$ 349,774	$ 363,653	$ 454,391	$ 468,813
Accrued interest payable	$ 20,367	$ 20,367	$ 39,232	$ 39,232

	2001		2000
	Contract or		Contract or
	Notional		Notional
	Amount	Fair Value	Amount	Fair Value
(Dollars in thousands)
Off-balance sheet financial instruments-
Standby letters of credit	$ 186,546	$ 186,546	$ 98,350	$ 98,350
Commitments to extend credit	$ 1,556,032	$ 1,556,032	$ 1,275,026	$ 1,275,026
Interest rate swap agreements	$ -	$ -	$ 209,481	$ (416)
Interest rate cap agreements	$ -	$ -	$ 1,250,000	$ 2,954

22. Significant Group Concentrations of Credit Risk:

Most of the Corporation's business activities are with customers located within Puerto Rico. The Corporation has a diversified loan portfolio with no significant concentration in any economic sector.

23. Regulatory Matters:

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation´s consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the Corporation´s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation´s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios, as indicated below, of Total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). In management´s opinion, the Corporation met all capital adequacy requirements to which it was subject as of December 31, 2001 and 2000.

As of December 31, 2001, the Corporation was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation must maintain minimum total risk-based, Tier I risk based and Tier I leverage ratios as set forth in the following table. In management´s opinion, there are no conditions or events since that notification that would have changed the institution´s category.

At December 31, required and actual regulatory capital amounts and ratios follow:
	2001
	Required		Actual		Well Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital
(to Risk Weighted Assets)	$ 425,215	8.00%	$ 628,955	11.83%	≥ 10.00%
Tier I Capital
(to Risk Weighted Assets)	$ 212,608	4.00%	$ 576,098	10.84%	≥ 6.00%
Tier I Capital
(to Average Assets)	$ 194,434	3.00%	$ 576,098	8.89%	≥ 5.00%

	2000
	Required		Actual		Well Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital
(to Risk Weighted Assets)	$ 420,909	8.00%	$ 634,530	12.06%	≥ 10.00%
Tier I Capital
(to Risk Weighted Assets)	$ 210,455	4.00%	$ 579,004	11.00%	≥ 6.00%
Tier I Capital
(to Average Assets)	$ 230,603	3.00%	$ 579,004	7.53%	≥ 5.00%

24. Segment Information:

Types of Products and Services

During 2001, the Corporation changed the structure of its internal organization which affected the composition of its reportable segments. Management´s focus has changed from a product-based approach to a client based focus. Segment information of prior years included herein has been restated to conform with current year presentation. The Corporation has three reportable segments: Retail Banking, Mortgage Banking, and Investments. Insurance operations and International Banking are other lines of business in which the Corporation commenced its involvement during 2000 and 2001, respectively. However, no separate disclosures are being provided on these operations, since they did not meet the quantitative thresholds for disclosure of segment information during 2001.

Through its Retail Banking operation, the Corporation provides a full range of financial products serving corporate, middle-market and individual customers as well as other market segments. This segment is composed of the Corporation´s branch network as well as certain specialized central units. This segment provides a full range of financial products such as deposits, commercial and consumer loans, electronic banking and others. This segment offers traditional banking services and has a specialized workforce to offer products and services tailored to the specific needs of the clients based on each client´s profile.

The Corporation engages in mortgage banking through the Bank´s subsidiary. The Corporation´s mortgage banking business consists principally of the origination and acquisition of loans secured by residential mortgages. Through the activities of its Investments Department, the Corporation manages its assets and liabilities maximizing its net interest income, return on assets and return on equity while remaining within established parameters of interest rate and liquidity risks.

Measurement of Segment Profit or Loss and Segment Assets

The Corporation´s accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before income taxes. The Corporation accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Management Policy in Identifying Reportable Segments

The Corporation´s reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. These are managed separately because of their unique technology, marketing and distribution requirements.

The following presents the financial information of reportable segments for the years ended December 31, 2001, 2000 and 1999. None of the following items have been added or deducted in the determination of operating segment profits: general corporate expenses, provision for loan losses, and income taxes. The other column includes the items necessary to reconcile the identified segments to the reported consolidated amounts.
2001
	Retail	Mortgage			Consolidated
	Banking	Banking	Investments	Other	Totals
(Dollars in thousands)
Total external revenues	$ 328,019	$ 84,838	$ 132,670	$ 14,087	$ 559,614
Intersegment revenues	$ -	$ 675	$ -	$ (675)	$ -
Interest income	$ 291,996	$ 78,672	$ 114,715	$ -	$ 485,383
Interest expense	$ 124,563	$ 39,010	$ 78,732	$ -	$ 242,305
Depreciation and amortization	$ 7,172	$ 284	$ 58	$ 16,010	$ 23,524
Segment profits	$ 40,696	$ 38,907	$ 49,442	$ (62,373)	$ 66,672
Segment assets	$ 3,458,176	$ 1,163,323	$ 2,968,179	$ 70,233	$ 7,659,911

2000
	Retail	Mortgage			Consolidated
	Banking	Banking	Investments	Other	Totals
(Dollars in thousands)
Total external revenues	$ 402,576	$ 84,249	$ 172,537	$ 8,997	$ 668,359
Intersegment revenues	$ -	$ 1,167	$ -	$ (1,167)	$ -
Interest income	$ 364,216	$ 71,393	$ 176,436	$ -	$ 612,045
Interest expense	$ 186,130	$ 46,194	$ 133,276	$ -	$ 365,600
Depreciation and amortization	$ 6,110	$ 368	$ 31	$ 16,940	$ 23,449
Segment profits	$ 109,967	$ 30,909	$ 36,227	$ (86,067)	$ 91,036
Segment assets	$ 3,763,315	$ 954,686	$ 2,795,835	$ 128,831	$ 7,642,667

1999
	Retail	Mortgage			Consolidated
	Banking	Banking	Investments	Other	Totals
(Dollars in thousands)
Total external revenues	$ 332,079	$ 77,378	$ 184,904	$ 10,731	$ 605,092
Intersegment revenues	$ -	$ 2,100	$ -	$ (2,100)	$ -
Interest income	$ 301,243	$ 73,664	$ 184,854	$ -	$ 559,761
Interest expense	$ 135,646	$ 38,515	$ 131,925	$ -	$ 306,086
Depreciation and amortization	$ 8,208	$ 396	$ 108	$ 15,590	$ 24,302
Segment profits	$ 105,400	$ 31,132	$ 50,199	$ (85,901)	$ 100,830
Segment assets	$ 3,749,355	$ 963,192	$ 3,158,414	$ 167,389	$ 8,038,350

Reconciliation of Segment Information to Consolidated Amounts

Information for the Corporation´s reportable segments in relation to the consolidated totals follows:
	2001	2000	1999
	(In thousands)
Revenues-
Total revenues for reportable segments	$ 545,527	$ 659,362	$ 594,361
Other revenues	14,762	10,164	12,831
Elimination of intersegment revenues	(675)	(1,167)	(2,100)
Total consolidated revenues	$ 559,614	$ 668,359	$ 605,092
Profit or loss-
Total profit or loss of reportable segments	$ 129,045	$ 177,103	$ 186,731
Other profit or loss	(61,698)	(84,900)	(83,801)
Intersegment profits	(675)	(1,167)	(2,100)
Consolidated income before tax	$ 66,672	$ 91,036	$ 100,830
Assets-
Total assets for reportable segments	$ 7,589,678	$ 7,513,836	$ 7,870,961
Elimination of intercompany assets	(108,180)	(108,216)	(69,167)
Assets not attributed to segments	178,413	237,047	236,556
Total consolidated assets	$ 7,659,911	$ 7,642,667	$ 8,038,350

25. Quarterly Results (Unaudited):

The following table reflects the unaudited quarterly results of the Corporation during the years ended December 31, 2001, 2000 and 1999.

			Net Interest	Income		Earnings
		Net	Income after	Before		Per
	Interest	Interest	Provision for	Provision for		Common
Quarter Ended	Income	Income	Loan Losses	Income Tax	Net Income	Share
(Dollars in thousands, except per share data)
March 31, 2001	$ 142,631	$ 61,332	$ 48,187	$ 23,746	$ 11,770	$ 0.26
June 30, 2001	$ 127,923	$ 62,228	$ 45,028	$ 16,142	$ 14,522	$ 0.34
September 30, 2001	$ 113,178	$ 60,754	$ 41,354	$ 20,907	$ 18,108	$ 0.43
December 31, 2001	$ 101,651	$ 58,764	$ 43,079	$ 5,878	$ 8,000	$ 0.17
March 31, 2000	$ 151,026	$ 63,538	$ 55,788	$ 22,343	$ 19,455	$ 0.43
June 30, 2000	$ 152,716	$ 62,699	$ 52,949	$ 24,287	$ 19,506	$ 0.43
September 30, 2000	$ 154,548	$ 60,235	$ 51,485	$ 24,292	$ 19,993	$ 0.45
December 31, 2000	$ 153,755	$ 59,973	$ 49,223	$ 20,114	$ 17,596	$ 0.40
March 31, 1999	$ 131,494	$ 63,227	$ 57,227	$ 24,305	$ 19,409	$ 0.43
June 30, 1999	$ 134,199	$ 62,021	$ 58,621	$ 25,691	$ 19,720	$ 0.44
September 30, 1999	$ 142,459	$ 62,703	$ 55,503	$ 24,226	$ 19,960	$ 0.44
December 31, 1999	$ 151,609	$ 65,724	$ 59,949	$ 26,608	$ 21,380	$ 0.48

26. Reclassifications:

Certain reclassifications have been made to the 2000 and 1999 Consolidated Financial Statements to conform these to the 2001 presentation.

Investor Information

Investor Assistance

Investor requests and inquiries for assistance should be directed to the address listed below, or call the Investor Relations Department at (787) 250-2590, Fax (787) 250-3003, e-mail: investor.relations@bspr.com.

Santander BanCorp

Attn. Investor Relations Department

PO Box 362589

San Juan 00936-2589

For more information, visit the Company´s website at www.santandernet.com

Transfer Agent Information

Contact our transfer agent, Mellon Investor Services LLC, at the address listed below for the following services:

· to report lost certificates;

· non-receipt of dividend checks; or

· change in registration

Mellon Investor Services LLC

85 Challenger Road

Ridgefield Park, NJ 07660

Internet site: www.mellon-investor.com

For telephone assistance, call:

Domestic Shareholders (800) 851-9677

Domestic Hearing Impaired (800) 231-5469

Foreign Shareholders (201) 329-8660

Foreign Hearing Impaired (201) 329-8354

Announcements

Stockholders´ Meeting

The annual stockholders´ meeting of Santander BanCorp will be held on April 30th, 2002, at 10:00 a.m. at the Bankers Club of Puerto Rico, 208 Muñoz Rivera Avenue, Hato Rey, Puerto Rico.

Annual and Quarterly Reports

To obtain a copy of the Company´s annual report, Form 10-K (without exhibits) for the year ended December 31, 2001, and Forms 10-Q, stockholders are invited to e-mail our Investor Relations Department at investor.relations@bspr.com.

2002 Dividend Calendar
To be eligible for dividend, stock	First Quarter	Second Quarter*	Third Quarter*	Fourth Quarter*
ownership must be recorded by:	03/08/02	06/07/02*	09/06/02*	12/06/02*
Dividend payment date	04/01/02	07/01/02*	10/01/02*	01/02/03*
Dividend per share	$ 0.11	**	**	**

* Anticipated Dates

** To Be Announced

Back Outside cover

www.gruposantander.com

www.santandernet.com

Santander Central hispano logo

Spine

( Flame logo)

Consolidated Financial Statement Analysis and 2001 Results Building for thr future ANNUAL REPORT 2001