Form 10-K, Exhibit 13
period 2002-12-31
SANTANDER BANCORP
filed 2003-03-31
CIK 1099958

EXHIBIT H

Registrant&acute;s Annual Report to Shareholders for

The Year Ended December 31, 2002

Index

2 The Group

5 Latin America

8 Santander BanCorp

9 Message from the President

17 Board of Directors

17 Management, Subsidiaries and Affiliates

19 Financial Data

Selected Consolidated

20 Financial Information

Management&acute;s Discussion and

Analysis of Results of Operations

22 and Financial Condition

51 Independent Auditors&acute; Report

52 Consolidated Financial Statements

The Group

[caption] We are the largest Spanish bank and second in the Euro zone, with a marked focus on retail banking.

[caption] We define ourselves as a multi–local group, a model based on the integration of locally run banks focused on local customers.

The Santander Central Hispano Group is Spain&acute;s largest financial group and the second in the Euro zone, with a market capitalization at the end of 2002 of E31,185 million. We have 104,000 employees, 65% of whom work outside Spain.

We have a very clear strategy: to be an international pacesetter, specialized in retail banking and with a strong presence in Europe and Latin America. We combine geographic diversity with a profound knowledge of the markets where we operate and which we manage locally. Our large market shares enable us to reap the maximum potential from our business model. This involvement in each of our local markets makes us a multiple local presence/operations group.

Retail banking activity generates 86% of the Group&acute;s net operating income and gives us our main competitive advantage. This activity is complemented by global businesses: asset management, private banking, corporate banking, investment banking and treasury.

We focus on those countries with high business potential: Spain, Portugal, Brazil, Mexico and Chile.

In Europe, we are leaders in consumer banking in Spain, Portugal, Germany and Italy, and we have a solid strategic alliance with Royal Bank of Scotland. All of this gives us a privileged position in the European financial system.

In Latin American countries, we have a more selective presence, both geographically – with fewer branches – as well as by businesses: corporate and institutional, private banking and asset management.

Also in Latin America, we forged a strategic alliance in 2002 with Bank of America, which will enable us to take advantage of the business potential inherent in the Mexican population in the United States and of the more than 5,000 US companies in Mexico.

We are a group with a clear mission to grow, although we do not believe acquisitions or mergers are necessary to achieve our goals. We trust fully in our ability to exploit the competitive advantages of our business model and to create value by maximizing the return on our current business structure.

[caption] 2002 results underline strong performance in recurring businesses.

For this strategy to be successful we need clearly defined management principles based on two requirements: efficiency and strength.

Improved efficiency supports the generation of revenues and control of costs. In order to achieve the first, we have redefined the strategy of the business segments in order to boost activity and gain market share by launching new products and maintaining customer fidelity programs.

We want not only to be the bank with the best products but also the one that provides the best service. We believe that this is the way to ensure customer loyalty at a time of increasing competition in all markets where we operate. We have the best technology among Spanish banks, which allows us to achieve this high level of service. This strategy has enabled us to gain market share in deposits and investment funds in Spain as well as to increase market share in the Latin American countries in which we focus our strategy.

We made a special effort in 2002 to generate revenues; and in order to control costs we continued the austerity policy that we have been implementing for several years.

The main elements of the cost control policy were reducing head count and number of branches, exploiting the possibilities offered by technology, and streamlining procedures. As a result of these actions, we reduced costs by 12.8%. Thanks to these measures we continue to be one of the most cost efficient financial groups. We are the third most efficient entity among the largest European financial groups, with a ratio of 51.8%, 2.5 points better than in 2001, excluding Argentina.

The strength of our balance sheet comes from prudent risk management and the quality of our capital base. The Group&acute;s position in risk matters is a privileged one, especially among entities that are international players. Our risk is more predictable and of a higher quality than that of our international competitors for two reasons: our risk management policy has traditionally been very prudent, and we are very clear about not allowing growth to deteriorate the quality of our credit. Because of this, we have been able over the last three years to combine business activity with a stable non–performing loan ratio (NPL ratio) of around 2%, despite the slowdown in the international economy.

[caption] Our net attributable income was E2,247 million in 2002.

Also, our structure is very different from that of other multinational groups, enabling us to benefit from its advantages, but to avoid the disadvantages.

We are the product of the integration of local banks with local customer bases. We are a multi–local group, which makes our exposure to global risks minimal. The result is that although 2002 saw some of the largest corporate collapses, our NPL ratio remained at 1.89% and our NPL coverage stood at 140%.

Our excellent results in controlling risk are in large part due to diversification based on two complementary strategies: expansion into new markets and new businesses. The effect of this strategy has been to increase the degree of stability and recurrence of our earnings.

Regarding our capital base, we ended 2002 with ratios that were above our targets after a series of operations that countered the effect of the depreciation of Latin American currencies.

These measures lifted the BIS ratio at the end of 2002 to 12.64%, which together with our capacity to generate capital via earnings and the prudent policy for provisions, creates a solid balance sheet structure.

Lastly, our business model incorporates transparency with all its consequences. We owe this to our shareholders, customers, employees and society as a whole. It is something that, in the long term, creates value on the basis of confidence and the strengthening of the links of companies with the groups with whom they do business.

Implementing these policies during 2002 led to a strong performance of the most recurring business activities and a worse performance of those most directly related to the currency and securities markets. The joint impact was a drop in net operating income of 6.4% (+1.5% excluding Argentina).

However, on the basis of the most recurring element in our activities (i.e. excluding dividends and trading gains), net operating income ex–Argentina grew 14.3%.

The level of provisions and writedowns led to the decline in net attributable income – 9.6%, being somewhat deeper than that in net operating income. In any event, the amount recorded – E2.247 billion – was the sector&acute;s highest in Spain. Summing up, the earnings underscored the Group&acute;s capacity to manage difficult situations.

Latin America

[caption] We are the leading financial group in Latin America by net attributable income (E1,383 million).

[caption] We have differentiated our strategy by country, focusing on the largest and fastest–growing economies, Brazil, Mexico and Chile

The Group has 4,183 branches, 57,358 employees and 13.6 million customers, and manages E108,537 million of funds in Latin America. Santander Central Hispano is the largest banking group in Latin America in terms of deposits plus mutual funds and on the basis of lending. We also generate the largest net attributable income of any financial group in the region.

In 2002 we proved our ability to manage flexibly in a rapidly changing environment. Net attributable income was E1,383 million, underscoring the Group&acute;s capacity and experience to generate income and to manage itself well in a very volatile context.

We understand the markets where we operate and we do what we know best, retail banking. This enables us to achieve a solid return on our investments, which in the case of Chile, Mexico and Venezuela was an ROI in dollar terms of 13%, 24% and 21%, respectively. We are extremely satisfied with our strong presence in Brazil, which will remain a key market in Latin America, a region with high growth potential.

We have differentiated our strategy by country, focusing on the largest and fastest–growing economies: Brazil, Mexico and Chile. In these three countries we have a very broad customer base and the human and technical resources needed to offer the same wide range of banking services as we do in Spain.

Brazil

Santander Banespa is Brazil&acute;s fourth largest private–sector financial group, with a significant presence in the south/southeast sectors of the country –where almost 60% of the population live and which generates 76% of GDP– and 4.6 million customers. Its market shares are 4% to 5% for the entire country and 8% to 10% in the south/southeast.

The Group&acute;s net attributable income grew 20.5% to E802 million, meeting the goals that we set when we bought Banespa. Moreover, the bank is becoming more efficient, with cost control and the development of activities that generate commissions.

Mexico

In September 2002, the Group created a new commercial brand, Santander Serfin, following the integration of Banco Santander Mexicano and Banca Serfin. The integration generates cost savings and synergies as well as greater business strength and effectiveness. The single network of 1,000 branches and 1,800 ATMs will serve four million customers. Santander Serfin is Mexico&acute;s third largest bank by business volume and the first in terms of profitability and balance sheet strength.

[caption] Our strategic alliance with Bank of America puts us in an unbeatable position to take advantage of the business potential between the US and Mexico

In 2002 we notably increased our market shares in Mexico to between 13% and 14%. Net attributable income was E681 million and the ROI in dollar terms reached 24%. Of particular note was the success of innovative products such as the Serfin Light and Serfin Uni–k cards, which increased the Group&acute;s market share in this segment to 12.9%.

Our strategic agreement with Bank of America, under which the US bank acquired 24.9% of Santander Serfin, underscores the depth of our commitment to Latin America and the value of our investment in the region. It is an excellent operation, which opens up business opportunities in corporate banking, with the subsidiaries of 5,000 US companies that operate in Mexico and around eight million Mexicans working in the United States.

Chile

The merger of Banco Santander Chile and Banco Santiago took effect on August 1, 2002. These banks were respectively the largest and third largest in Chile. The new Banco Santander Chile is the leader by business volume, profitability and efficiency. It has 350 branches and two million customers.

Banco Santander Chile has a market share of 22.8% in deposits and 25.5% in loans and is also very active in pension and mutual funds (market share of 11.1% and 21.2% respectively). The Group earned net attributable income of E229 million in Chile.

Other countries

In Puerto Rico, the Group is one of the three leading financial institutions, with a network of more than 60 offices and a 13.8% weighted market share in banking business. In a year focused on commercial restructuring, the Group has obtained a net attributable income of E12 million. In Venezuela, where we have a weighted business market share of 12.2%, the Group has amended its policies on growth and risk in line with changing circumstances. In any event, a net attributable income of E166 million was achieved. In Colombia, the restructuring of activities over the past few years towards more selective and specialized business was completed.

In Argentina we have made large provisions to cover our entire capital investment, and all the cross–border, intragroup and the regulatory requirements of the country risk allocations with third parties. Management focused on credit quality and on maintaining liquidity during the year. Argentina&acute;s results were neutralized in the consolidation process, and its contribution to earnings is zero. Meanwhile, the Argentine balance sheet declined by 39% in 2002, the result of the peso&acute;s devaluation and lower business volumes.

[caption] We know the markets where we operate and do what we know best: retail banking.

In the remaining countries where the Group operates (Bolivia, Paraguay, Peru and Uruguay), and where neither the size of the financial system or the Group&acute;s market shares are sufficient to develop a universal banking model, we have reduced our presence to a more selective banking model, both geographically, with a smaller number of branches, as well as by segment, focusing on corporate and institutional business and on private banking, and exiting from large–scale retail banking.

In recognition of the achievements of the Santander Central Hispano Group in Latin America, the magazines Euromoney and The Banker named us "Best bank in Latin America" in 2002. We also won the prize for "Best bank in Chile" and "Best bank in Venezuela" from Euromoney and "Best bank in Mexico" from The Banker. Lastly, Banefe, Santander Chile&acute;s consumer credit division, won the Latin American Quality prize for 2002. This was the second year running that Santander Central Hispano won this prize, as in 2001 it went to AFP Summa Bansander, also in Chile.

Santander BanCorp

OUR VISION

To be the leading financial institution in Puerto Rico.

OUR MISSION

To be the financial institution of choice in Puerto Rico. To maximize shareholder value through our dedication to excellence in client service, using the best in human resources operating under the highest standards of business ethics for the benefit of the community and the economic development of the Island.

OUR VALUES

We are founded on the principles of achieving the highest levels of leadership, individual excellence, organizational quality, competitiveness, innovation and diversification. We are committed to seeking the maximum benefit for our clients, stockholders, employees and the community we serve.

Message From The President

Santander BanCorp (NYSE: SBP; Latibex: XSBP) is a publicly held financial holding Company that is traded on the New York Stock Exchange and on Latibex (Madrid Stock Exchange). It has two wholly owned subsidiaries, Banco Santander Puerto Rico and Santander Insurance Agency. Santander BanCorp, ended 2002 with a renewed dedication to building the core businesses that have made Banco Santander Puerto Rico one of the leading commercial banks on the Island with a network of 66 branches, serving the total banking needs of more than 300,000 clients.

We deeply appreciate the continuing support of our large client base, which has placed its trust in Banco Santander Puerto Rico to meet personal and business banking needs throughout our history of serving the people of Puerto Rico over the past 26 years.

During that period of time, we have built a strong reputation as the bank that best responds to the requirements of its clients for efficient day–to–day retail banking services, for innovative lending alternatives that meet the aspirations of individuals, families and businesses and for the financial support that contributes significantly to the economic growth and social well–being of the community.

In order to better serve those needs, Banco Santander Puerto Rico substantially refocused its operations in 2002, taking advantage of its substantial capital position to invest in making the necessary adjustments in the application of technology and human resources to establish a revitalized client service culture.

Repositioning for Growth

The important ongoing steps taken to reposition our business strategies, bringing them into alignment with the markets we serve, are making it possible for Santander BanCorp to significantly rebound from two difficult years of transition, which saw earnings decline for the first time in our 26–year history of serving the banking public in Puerto Rico.

The weak earnings performance for the year 2002 was, for the most part, due to a reduction in net interest income resulting from a decrease in the average loan portfolio, together with lower yields on loans and investment securities and higher provisions for loan losses.

Total assets as of December 31, 2002 were $7.1 billion, compared with $7.7 billion a year earlier. The net loan portfolio declined by $594 million to $3.8 billion in 2002. Deposits were $4.5 billion as of December 31, 2002, compared with $4.8 billion as of December 31, 2001.

Net income for the year ended December 31, 2002 amounted to $20.9 million or $0.38 per share, compared to $52.4 million or $1.09 per share recorded for the same period in 2001.

In all respects it was a disappointing year from which there is great room for improvement, and we are committed to such improvement.

Management&acute;s Commitment

First and foremost, we have strengthened our management structure in order to respond more rapidly and effectively to the changing realities of the Puerto Rico market for financial services. Attention to client service is the key factor that drives our new management team. The team has been transformed in recent months to more closely connect with client needs.

This management overhaul began with the election of Mr. Gonzalo de Las Heras as Chairman of the Board of Directors and my appointment as President and Chief Executive Officer of Santander BanCorp and Banco Santander Puerto Rico.

Mr. de Las Heras joined Santander Central Hispano Group in 1990 as a managing director responsible for the Group&acute;s businesses in the United States. He has served on the Board of Directors of Banco Santander Puerto Rico since 1998 and became a director of Santander BanCorp in 2000. He has broad management experience in banking, especially on the US mainland, which will prove valuable in developing our business plans.

We are joined on the Board of Directors by Victor Arbulú Crousillat, Adolfo Lagos Espinosa, Jesús M. Zabalza, Roberto H. Valentín, Vicente Gregorio, Víctor G. Barallat López, María Calero and Carlos M. García. Together, the new Board represents a unique mix of experience in business development, along with a keen understanding of global economic opportunities.

Santander Central Hispano, S.A., our major stockholder and the leading financial group in Spain and Latin America, has selected Puerto Rico as one of its five core markets in Latin America. That commitment and the know–how and technical support it represents is a formidable resource for Santander BanCorp to draw on in the months and years ahead.

Restoring The Client Service Culture

The process of restoring the client service culture required the strengthening and redirection of senior management to motivate performance throughout the organization, providing clearly defined objectives and the resources to serve clients better.

The appointment of Carlos M. García as Executive Vice President of Santander BanCorp and Banco Santander Puerto Rico to head our new Wholesale Banking Division in 2002 was an important step in that direction. In addition to strengthening the Bank&acute;s management team, Mr. García continues as President and Chief Executive Officer of Santander Securities Corporation, the full–service US retail securities broker–dealer of Santander Central Hispano Group in Puerto Rico.

As Executive Vice President of Banco Santander, Mr. García is responsible for the business divisions of Corporate and Institutional Banking, Treasury, Financial Management and Trust. In addition, he also supervises Santander Insurance Agency, Inc., and Santander International Bank.

Regaining Strength in Core Businesses

Significant effort has also been directed toward strengthening the senior management team of core businesses, which are critical to client service and profitable operations. Roberto E. Córdova and Rafael F. Saldaña, two seasoned bankers with over 15 years of experience each with multinational banks, have joined us to strengthen our commercial banking efforts. The process of evaluating the operations of the Bank is an ongoing task in order to reach the highest standards of performance at all levels.

The new management team encourages each business unit to build on its core strengths and cross–sell to meet the total financial requirements of our clients. Moreover, relationship managers are actively pursuing clients through a simplified structure of three regional branch networks covering the north, south and metropolitan areas of the Island, which allows them to provide the complete array of Santander financial services and products.

Wholesale Banking

The new Wholesale Banking Division is the conduit through which innovative money management, investment and insurance products will flow to the branches, where product specialists and relationship managers are working with clients to meet their particular financial requirements.

We emphasized the development of the Wholesale Banking Division in 2002, because it draws on our substantial resources in corporate and institutional banking, trust, treasury, insurance, securities and asset management, and it can tailor financial services and products to the specific needs of the market in Puerto Rico. Moreover, these financial services generate important fee–based income that is not sensitive to fluctuations in interest rates and, therefore, holds significant potential for profitability.

Our goal is to promote financial services that cater to our client&acute;s businesses and personal needs, providing investment alternatives, asset protection and growth strategies. We are providing clients with financial models that work for them, taking advantage of the Group&acute;s substantial global business capabilities as well as structuring financial plans custom–made for our clients in Puerto Rico.

From Small Businesses to Major Corporations

Our financial services and products are a natural extension of building relationships with small and medium–sized businesses and major corporations. Santander BanCorp has been a leader in meeting the needs of small and medium–sized businesses through its "PYMES" division. Moreover, the corporate banking unit serves a substantial number of the major local and multinational companies that operate in Puerto Rico.

Our objective is to grow with the businesses that we serve. As the economy in Puerto Rico improves, we will seek new opportunities to serve entrepreneurs, their employees, their families and their clients.

The streamlined service structure Santander Puerto Rico is introducing through its branches has particular significance to our middle market commercial lending activities and point–of–sale credit and debit card customers, who rely on rapid response to their financial requirements. Lease financing for equipment and vehicles is another area of financing service to our business community that we expect to grow.

Construction & Mortgage Lending

Santander has been a leader in construction lending for residential and commercial development, and Santander Mortgage has developed as a service oriented alternative for financing individual home ownership. We anticipate that the success of Santander Mortgage will continue because of its aggressive marketing and service approach, and the volume of new construction lending will increase as the demand for new housing remains strong in the current low interest rate environment.

The residential mortgage portfolio at December 31, 2002 reached $1.0 billion. Direct residential mortgage production showed an increase of 9.44%, reaching $484.2 million in 2002, compared with $442.4 million in 2001.

Santander Mortgage is adding marketing specialists to its ranks to continue to grow originations through the branches and direct sales. Nearly 80% of its originations were from the branches and direct sales in 2002. At the same time, Santander Mortgage launched an interactive web page, called "e–casas," which can be accessed through www.santandernet.com, giving prospective homebuyers a preview of the market.

The web page "e–casas" was developed to showcase homes that are on the market. The web page also enables homebuyers to apply for pre–approval of a mortgage and provide other useful information to facilitate home ownership. We expect that such innovations will contribute significantly to continued growth for Santander Mortgage, which also is diversifying and strengthening its mortgage servicing operations to generate more fee income.

Profiting from Insurance

Similarly, Santander Insurance Agency is another growing subsidiary that is performing beyond expectations and holds considerable potential for the future as a generator of significant fee income and cross–selling opportunities. Santander Insurance has expanded its product line to offer clients a broader range of coverage, and its sales force of over 60 licensed insurance professionals islandwide is attracting new clients as well as offering more products to established clients.

Santander Insurance generated $3.2 million in net commissions in 2002. The insurance subsidiary offers life, health and disability coverage as a corporate agent and also operates as a general agent for 20 local and multinational insurance companies, which benefit from Santander&acute;s extensive distribution network. Santander Insurance is developing a more diverse package of coverage for the market, including new personal and commercial lines, such as credit life, property and casualty and homeowner policies that can be successfully sold to banking clients and non–clients as well.

Expectations are that the full growth potential of Santander Insurance will be realized as it enters the open market more aggressively and builds its sales force of licensed insurance providers to over 100 in the forthcoming months.

Retail Banking

Banco Santander&acute;s 66 branches across Puerto Rico represent a strong link to the communities they serve, and they are our primary point of contact with the banking public. As such, we view each branch as an important vehicle for distributing the retail banking solutions that people require to meet their financial objectives.

Our branch personnel have been empowered to go beyond the traditional functions of taking deposits and making transactions on accounts to learn the requirements of their clients and offer them all of the Bank&acute;s resources. The key to this hands–on approach to retail banking is a keen understanding of the full range of services and products we provide, from savings and checking accounts to personal and commercial loans, from secured financing to a variety of credit facilities, from home mortgages to insurance coverage, all of which can be accessed through Santander relationship managers who are available at every branch.

In order to meet the requirements of our clients more effectively, branch personnel are being trained in the dynamics of cross–selling and many are being motivated to take the necessary courses of study required to become licensed to directly offer insurance or investment products. In addition, we added 18 new ATM sites at branches and other locations in 2002, bringing the total to 139 ATMs, which are available for the convenience of clients islandwide.

Improved Electronic Banking

Santander also has improved and expanded its electronic banking capabilities to complement the branch network in providing all clients with greater Internet access to the complete menu of financial services, from credit and debit cards to deposit and loan accounts for every segment of the market. Our on–line system, www.santandernet.com, offers a greater variety of services and functions for the convenience of users, such as making payments, applying for loans, making transfers and obtaining up–to–date and reliable account information.

Our People

Historically, Banco Santander has been at the forefront in providing its employees with the opportunities to grow professionally and advance their careers based on their abilities and their desire to achieve new skills or improve existing skills. Almost half of the 1,600 employees of Santander BanCorp are involved in some form of continuing education, demonstrating their enthusiasm for and commitment to achieving the improved client service culture we are striving to establish. Our employees have responded with enthusiasm to the new standards of productivity that have been established.

Banco Santander Puerto Rico encourages management training, career development studies and continuing education at universities, offering 71,484 hours of instruction to nearly 700 participants in various courses of study at our own training facilities during 2002.

We deeply appreciate the dedication and the positive spirit with which our employees have embraced the new efforts to achieve excellence at Banco Santander in every business unit and to retake our leadership position on the Island.

Community Support

Santander BanCorp maintains its long–standing commitment to serve the community through initiatives that contribute significantly to the social and economic development of Puerto Rico.

An important element of that endeavor is our ongoing initiative to improve the quality of life in low and moderate–income communities, where we offer financial literacy workshops given by Bank employees to make residents aware of the importance of securing knowledge about the financial considerations that can impact on their future.

Banco Santander sponsors other community–based initiatives that range from the support of micro businesses to low–interest loans for community development and low–income housing. Our commitment to serving education also remains strong with the Universities Program, maintaining contact with approximately 40% of the Island&acute;s college–level students through alliances with five private universities. They include Sistema Universitario Ana G. Méndez, Universidad Interamericana de Puerto Rico, Universidad Central de Bayamón, Caribbean University and Universidad Carlos Albizu.

Adding Value for Shareholders

During the fourth quarter of 2002, Santander BanCorp once again declared a cash dividend of 11 cents per share to its common shareholders of record as of December 6, 2002, which was payable on January 2, 2003. The dividend payout for the year ended December 31, 2002 was 116%. This is among the highest dividend payouts made by any publicly traded bank in Puerto Rico.

Through December 31, 2002, under the Stock Repurchase Program, Santander BanCorp has acquired a total of 3,843,760 shares of common stock, amounting to $65.3 million. The Board of Directors approved an extension of the plan in November 2002, under which Santander BanCorp may repurchase up to 928,204 additional shares. As of December 31, 2002, 157,600 additional shares, or 17% of the extended plan, were repurchased.

Starting a New Era of Growth

Santander BanCorp has been and remains a pillar of financial strength in Puerto Rico. We are firmly convinced that our focus on rebuilding core business competencies in commercial banking, focusing primarily on small and medium–sized corporate lending, on residential and commercial mortgage lending, on cross–selling insurance products and on the substantial synergies for new business opportunities that are emerging will return Santander BanCorp to a path of profitability in the near future.

The restructuring process of the past two years has been difficult for our clients, for our employees and, most assuredly, for our stockholders. We thank them for staying with us during this redefining period, which has made Santander BanCorp a leaner and more agile banking institution, prepared to enter a new era of growth for the benefit of clients, employees and our shareholders.

Sincerely,

[signature]

José R. González,_President and Chief Executive Officer

Santander BanCorp

Board of Directors

Gonzalo de Las Heras

Chairman

José R. González

Vice Chairman

Víctor Arbulú Crosillant

Víctor Barallat

María Calero

Carlos M. García

Vicente Gregorio

Adolfo Lagos Espina

Roberto Valentín

Jesús Zabalza

Enrique R. Ubarri–Baragaño, Esq.

Secretary

Banco Santander Puerto Rico

José R. González

President

Chief Executive Officer

Retail Banking

Luis M. Viñuela

Executive Vice President

Branch Network

Rafael F. Saldaña

First Senior Vice President

Angel Feliú

Senior Vice President

Regional Director

Juan José Hernández

Senior Vice President

Regional Director

Guillermo Bonini

Director

Internet Banking

Ralph Conklin

Director

Commercial Control

Pedro La Torre

Vice President

Telephone Banking

Manuel Maúrtua

Senior Vice President

Commercial Coordinator

Lee Moran

Director

Consumer Loans

Commercial Banking

Roberto E. Córdova

Executive Vice President

Lilian Díaz

Senior Vice President

Angel García

Vice President

Leasing

Ricardo González

Assistant Vice President

International Department

Ariel Lebrón

Senior Vice President

Construction Loans

Luis Mena

Senior Vice President

Agricultural Loans

Nelson Miranda

Vice President

Electronic Banking

Antonio O&acute;Neill

Vice President

Industry and Commerce

Wholesale Banking

Carlos M. García

Executive Vice President

Lillian Arroyo

Senior Vice President

Universities Program

José Casellas

Senior Vice President

Treasurer

José Gabriel Díaz, Esq.

Senior Vice President

Trust Division

Angel Franco

Senior Vice President

Institutional Banking

Héctor Horta

Senior Vice President

Corporate Banking

Carlos Santos

Senior Vice President

Treasury Client Services

Credit Area

Francisco De Lucas

Senior Vice President

Credit Management

Manuel Lasso

Senior Vice President

Market Risk

Irving Rivera

Senior Vice President

Loan Review

Sergio San Pedro

First Senior Vice President

Non–Performing Assets

José Santoni

Senior Vice President

Credit Administration

Finance and _Administration Area

María Calero

Executive Vice President

Corporate Comptroller

Eugenio Alonso

Senior Vice President

CRA Officer

Cecilio Bueno

Assistant Vice President

Administrative Services

Silvina Campos

Senior Vice President

Planning, Control and MIS

Angel González

Vice President

Security

Jesús Quiñones

Senior Vice President

Organization

Laura Vázquez

First Senior Vice President

Comptroller

Operations

Osvaldo Karuzic

Senior Vice President

Information Technology

Patricio Silva

Senior Vice President

Banking Operations

Legal and Compliance

Enrique Ubarri–Baragaño, Esq.

Senior Vice President

Gloria Benson

Senior Vice President

Bank Secrecy Officer

Human Resources

Ivonna J. Pacheco

First Senior Vice President

Quality

Nilda Picorelli

First Senior Vice President

Zoraida Báez

Vice President

Corporate Communications and Public Relations

Evelyn Vega–Sella

Senior Vice President

Marketing

Carlos J. Rivera

Director

Internal Audit

Ramón Sánchez

First Senior Vice President

Santander BanCorp Subsidiaries & Affiliates in Puerto Rico

Subsidiaries

Santander Mortgage Corporation

Sinesio Díaz Burley, President

Santander Insurance Agency, Inc.

Jorge García, President

Santander International Bank of Puerto Rico

Simón Ergas, First Senior Vice President

Affiliates

Santander Securities Corporation

Carlos M. García, President

Santander Asset Management Corporation

Héctor M. Mayol, President

SCH Overseas Bank

Simón Ergas, First Senior Vice President

SANTANDER BANCORP

FINANCIAL DATA – INDEX

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated and other financial and operating information for the Corporation and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporation&acute;s Consolidated Financial Statements and the sections entitled "Management&acute;s Discussion and Analysis of Results of Operations and Financial Condition" and "Selected Statistical Information" appearing elsewhere in this Annual Report. The selected Balance Sheet and Income Statement data, insofar as they relate to each of the years in the five–year period ended December 31, 2002, have been derived from the Corporation&acute;s Audited Consolidated Financial Statements.
	Year ended December 31,
	2002	2001	2000	1999	1998
	(In thousands, except per share data and ratios)
CONDENSED INCOME STATEMENTS
Interest income	$364,279	$485,383	$612,045	$559,761	$481,820
Interest expense	158,759	242,305	365,600	306,086	250,074
Net interest income	205,520	243,078	246,445	253,675	231,746
Security gains (losses)	12,236	18,282	(3,801)	323	2,074
Gain on sale of mortgage servicing rights	427	530	1,463	2,978	7,690
Other income	56,048	55,419	58,652	42,030	43,679
Operating expenses	189,120	185,207	174,723	171,801	166,447
Provision for loan losses	63,630	65,430	37,000	26,375	28,800
Income tax	575	6,026	14,486	20,361	19,630
Cumulative effect of change in accounting principle, net of tax	–	(8,246)	–	–	–
Net income	$20,906	$52,400	$76,550	$80,469	$70,312
PER PREFERRED SHARE DATA
Outstanding Shares:
Average	2,610,008	2,610,008	2,610,008	2,610,008	1,601,954
End of period	2,610,008	2,610,008	2,610,008	2,610,008	2,610,008
Cash Dividends per Share	1.75	1.75	1.75	1.75	0.98
PER COMMON SHARE DATA*(1)
Net income	$0.38	$1.09	$1.56	$1.64	$1.48
Book value	12.03	12.16	11.82	10.37	9.69
Outstanding Shares:
Average	43,070,067	43,951,719	46,066,196	46,410,214	45,916,014
End of period	42,566,454	43,314,014	44,875,214	46,410,214	46,410,214
Cash Dividends per Share	0.44	0.44	0.44	0.44	1.77
AVERAGE BALANCES
Net loans and loans held for sale	$4,088,783	$4,389,189	$4,522,601	$4,111,060	$3,619,573
Allowance for loan losses	57,633	53,510	55,118	56,462	52,938
Earning assets	6,305,891	6,593,400	7,441,656	7,355,495	6,096,356
Total assets	6,652,774	6,924,570	7,805,457	7,718,192	6,426,252
Deposits	4,097,498	4,020,921	4,116,145	3,739,337	3,719,362
Borrowings	1,831,132	2,202,215	3,014,970	3,319,005	2,107,055
Preferred equity	65,250	65,250	65,250	65,250	40,049
Common equity	535,631	532,123	504,236	469,012	441,930
YEAR END BALANCES
Net loans and loans held for sale	$3,794,927	$4,388,958	$4,437,158	$4,452,846	$3,772,869
Allowance for loan losses	57,956	52,857	51,526	56,200	53,457
Earning assets	6,793,397	7,424,481	7,392,386	7,796,678	6,929,288
Total assets	7,065,200	7,659,911	7,642,667	8,038,350	7,161,061
Deposits	4,519,662	4,793,731	4,921,620	4,061,252	3,722,401
Borrowings	1,843,454	2,160,636	2,012,972	3,307,251	2,797,742
Preferred equity	65,250	65,250	65,250	65,250	65,250
Common equity	512,078	526,763	530,566	481,366	449,499
Total equity	577,328	592,013	595,816	546,616	514,749

(footnotes appear on the following page)

	Year ended December 31,
	2002	2001	2000	1999	1998

SELECTED RATIOS
Performance:
Net interest margin (2)	3.47%	4.03%	3.65%	3.84%	4.24%
Efficiency ratio (3)	68.73%	57.52%	52.64%	52.44%	54.73%
Return on average total assets	0.31%	0.76%	0.98%	1.04%	1.09%
Return on average total assets before cumulative effect of change in accounting principle	0.31%	0.88%	0.98%	1.04%	1.09%
Return on average common equity	3.05%	8.99%	14.28%	16.18%	15.33%

Return on average equity before cumulative effect of change in accounting principle	3.05%	10.54%	14.28%	16.18%	15.33%
Average net loans to average total deposits	99.79%	109.16%	109.87%	109.94%	97.32%
Average earning assets to average total assets	94.79%	95.22%	95.34%	95.30%	94.87%
Average stockholders' equity to average assets	9.03%	8.63%	7.30%	6.92%	7.50%
Fee income to average assets	0.61%	0.58%	0.50%	0.44%	0.59%
Capital:
Tier I capital to risk–adjusted assets	12.26%	10.84%	11.00%	10.13%	10.51%
Total capital to risk–adjusted assets	13.51%	11.83%	12.06%	11.34%	11.98%
Leverage ratio	8.89%	8.89%	7.53%	6.64%	6.94%
Asset Quality:
Nonperforming loans to total loans	3.20%	2.14%	1.52%	0.98%	1.22%
Net charge–offs to average loans	1.41%	1.44%	0.91%	0.57%	0.78%
Allowance for loan losses to year–end loans	1.50%	1.19%	1.15%	1.25%	1.40%
Allowance for loan losses to nonperforming loans	46.95%	55.52%	75.65%	126.72%	114.37%
Allowance for loan losses to nonperforming loans plus accruing loans past–due 90 days or more	45.50%	52.47%	70.81%	117.69%	103.00%
Nonperforming assets to total assets	2.00%	1.31%	1.03%	0.65%	0.75%
Recoveries to charge–offs	15.77%	14.33%	22.78%	44.79%	32.90%
Earnings to Fixed Charges: (4)
Excluding interest on deposits	2.33x	2.61x	2.37x	2.25x	2.81x
Including interest on deposits	1.13x	1.27x	1.25x	1.32x	1.35x
Earnings to Fixed Charges and _Preferred Stock Dividends: (4)
Excluding interest on deposits	2.20x	2.51x	2.30x	2.18x	2.74x
Including interest on deposits	1.10x	1.24x	1.23x	1.30x	1.33x
OTHER DATA AT END OF YEAR
Full–service branches	64	62	60	64	64
Express branches	2	3	15	14	14
Total branches	66	65	75	78	78
ATMs	139	121	116	121	108

* Per share data is based on the average number of shares outstanding during the periods, except for the book value which is based on total shares at the end of the periods. Basic and diluted earnings per share are the same.

(1) Per common share data has been retroactively restated to reflect the two–for–one stock split effected on April 7, 1998, a 10% stock dividend effected on January 11, 2000 and a 10% stock dividend effected on June 17, 2002.

(2) On a tax–equivalent basis.

(3) Operating expenses divided by net interest income, on a tax–equivalent basis, plus other income, excluding securities gains and losses and gain on sale of mortgage servicing rights.

(4) Assumes that the total rental expense is representative of the interest factor of such rental expense.

MANAGEMENT&acute;S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

General

Santander BanCorp&acute;s (the Corporation) financial results for 2002 reflected a reduction in earnings and in the Corporation&acute;s asset base. The effects of the Corporation&acute;s position as to its interest rate gap and management turnover during the past year have contributed to the decline in the Corporation&acute;s results of operations and financial condition. As a result of various changes in executive management toward the end of 2002, including the appointment of local country head, José Ramón González, the Corporation is positioned for a turnaround that is expected to improve profitability and enhance operations. The Corporation will focus on regaining its profitability and leadership position by focusing on developing its client–driven business through its extensive branch and ATM network.

The profitability of the Corporation&acute;s operations depends primarily on its net interest income, provision for loan losses, other income, other operating expenses, and income taxes. Net interest income is the difference between the income the Corporation earns on its loan and investment portfolios and the cost of its deposits and borrowings. Net interest income is dependent on the amounts and yields of its interest–earning assets as compared to the amounts and rates paid on its interest–bearing liabilities. The Corporation is sensitive to changes in market rates of interest and uses asset and liability management practices in coping with such changes. The provision for loan losses reflects the cost of credit risk in the Corporation&acute;s loan portfolio and is dependent on loan portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions, and loan impairment measurements. Other income consists of various service charges and fees as well as gains and losses on sales of assets. Other operating expenses include personnel costs as well as occupancy and equipment, data processing, professional fees, communications, business promotion, deposit insurance, other taxes, intangibles amortization, and various other expenses. Income taxes depend on the Corporation&acute;s pretax income, including the level of its tax–exempt investment income.

Critical Accounting Policies

The consolidated financial statements of the Corporation are prepared in accordance with accounting principles generally accepted in the United States of America and with general practices within the financial industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Corporation believes that of its significant accounting policies detailed in Note 1 to the consolidated financial statements, the following may involve a higher degree of judgment and complexity.

Allowance for Loan Losses. The Corporation assesses the overall risks in its loan portfolio and establishes and maintains a reserve for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation&acute;s loan portfolio. The Corporation&acute;s management evaluates the adequacy of the allowance for loan losses on a monthly basis. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements. Any significant changes in these considerations would have an impact on the allowance for loan losses.

Financial Instruments. Certain financial instruments including derivatives, hedged items and investment securities available for sale are recorded at fair value, and unrealized gains and losses are recorded in other comprehensive income or other gains and losses as appropriate. Fair values are based on listed market prices, if available. If listed market prices are not available, fair value, is determined based on other relevant factors including price quotations for similar instruments. Fair value for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments as well as time value and yield curve or volatility factors underlying the positions.

Income taxes. In preparing the consolidated financial statements, the Corporation is required to estimate income taxes. This involves an estimation of current tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The determination of current tax expense involves estimates and assumptions that require the Corporation to assume certain positions based on its interpretation of current tax regulations. The determination of deferred tax expense or benefit is based on changes in the carrying amounts of assets and liabilities that generate temporary differences. The carrying value of the Corporation&acute;s net deferred tax assets assumes that the Corporation will be able to generate sufficient future taxable income based on estimates and assumptions. If these estimates and related assumptions change in the future, the Corporation may be required to record valuation allowances against its deferred tax assets resulting in additional income tax expense in the consolidated statements of income. Management evaluates the realizability of the deferred tax assets on a quarterly basis and assesses the need for a valuation allowance. During the year ended December 31, 2002, the Corporation had no recorded valuation allowances related to its net deferred tax assets (see Note 16 to the consolidated financial statements).

Impairment of long–lived assets, goodwill and other intangible assets. The Corporation&acute;s long–lived assets include premises and equipment, goodwill and other intangible assets. Premises, equipment and intangible assets with finite useful lives are amortized over their estimated useful lives. Useful lives are based on management&acute;s estimates of the period that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible assets, the book value would be adjusted and a loss would be recognized in current operations.

On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment by comparing the fair values of those assets with their recorded amounts. In assessing the recoverability of goodwill and other intangibles, the Corporation must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Corporation may be required to record impairment charges for these assets not previously recorded. Based on an independent assessment of the value of the Corporation&acute;s goodwill at January 1, 2002 and October 1, 2002, it was determined that the Corporation&acute;s goodwill was not impaired.

Pension and Other Postemployment Benefits. The determination of the Corporation&acute;s obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 18 to the consolidated financial statements and include, among others, the discount rate, expected long–term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the Corporation&acute;s assumptions are accumulated and amortized over future periods and therefore, generally affect recognized expense and recorded obligation in such future periods. Management believes that the assumptions made are appropriate; however, significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations and future expense.

Results of Operations

The following discussion is based upon and should be read in conjunction with the Corporation&acute;s consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

Introduction

The following table sets forth the principal components of the Corporation&acute;s net income for the years ended December 31, 2002, 2001 and 2000:
	2002	2001	2000
	(In thousands)
Components of net income:
Net interest income	$205,520	$243,078	$246,445
Provision for loan losses	(63,630)	(65,430)	(37,000)
Other income	68,711	74,231	56,314
Other operating expenses	(189,120)	(185,207)	(174,723)
Provision for income tax	(575)	(6,026)	(14,486)
Cumulative effect of change in accounting principle	–	(8,246)	–
Net income	$20,906	$52,400	$76,550

2002 compared to 2001. The Corporation&acute;s net income decreased 60.1% from $52.4 million for the year ended December 31, 2001 to $20.9 million for the year ended December 31, 2002. This decrease was primarily due to a decline in net interest income of $37.6 million together with an increase in other operating expenses of $3.9 million and a decrease in other income of $5.5 million. The reduction in other income was due primarily to lower gains on the sale of securities of $6.0 million for 2002 compared to 2001.

2001 compared to 2000. The Corporation&acute;s net income decreased 31.6% from $76.6 million for the year ended December 31, 2000 to $52.4 million for the year ended December 31, 2001. This decrease was primarily due to an increase in the provision for loan losses of $28.4 million and a cumulative effect of change in accounting principles of $8.2 million net of deferred taxes of $5.3 million, resulting from the adoption of SFAS No. 133, as amended "Accounting for Derivative Instruments and Hedging Activities." These expenses and losses were partially offset by gains on sales of investment securities of $18.3 million.

Net Interest Income

The Corporation&acute;s net interest income was $205.5 million, $243.1 million, and $246.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

To facilitate the comparison of assets with different tax attributes, the interest income on tax–exempt assets under this heading and under the heading "Change in Interest Income and Interest Expense–Volume and Rate Analysis," has been adjusted by an amount equal to the income taxes which would have been paid had the interest income been fully taxable. This tax equivalent adjustment is derived using the applicable statutory tax rate and resulted in an adjustment of $13.2 million in 2002, $22.9 million in 2001 and $25.3 million in 2000.

The tables included under this heading and under the heading "Interest Income" set forth certain information as to the Corporation&acute;s interest income on a tax–equivalent basis, average interest–earning assets and average interest–bearing liabilities for the years ended December 31, 2002, 2001 and 2000.
	Year ended December 31,
	2002	2001	2000
	(In thousands)
Interest income – tax equivalent basis	$377,453	$508,316	$637,388
Interest expense	(158,759)	(242,305)	(365,600)
Net interest income – tax equivalent basis	$218,694	$266,011	$271,788
Net interest margin – tax equivalent basis(1)	3.47%	4.03%	3.65%

(1) Net interest margin for any period equals tax–equivalent net interest income for such period divided by average interest–earning assets for such period.

2002 compared to 2001. The Corporation&acute;s tax–equivalent net interest income decreased 17.8% from $266.0 million in 2001 to $218.7 million in 2002. This decrease in the Corporation&acute;s net interest income was due to a decline of 4.4% in average earning assets, from $6.6 billion in 2001 to $6.3 billion in 2002, and a decrease of 172 basis points in the yield of such earning assets. These reductions were partially offset by a decline of $316.4 million in average interest–bearing liabilities and a decrease of 131 basis points in the cost of funding interest–bearing liabilities. This reduction is also a reflection of the Corporation&acute;s position as to its interest rate gap. The Corporation is well positioned for an increase in interest rates.

The Corporation&acute;s net interest margin on a tax–equivalent basis decreased from 4.03% for the year ended December 31, 2001 to 3.47% for the year ended December 31, 2002. These reductions are an effect of the economic recession and the fiercely competitive market in Puerto Rico. In addition, the Corporation sought to focus on the quality of its loan portfolio and its decision to withdraw from the auto lending market, which also impacted its volume of loans.

2001 compared to 2000. The Corporation&acute;s tax–equivalent net interest income decreased 2.1% from $271.8 million in 2000 to $266.0 million in 2001. This decrease in the Corporation&acute;s net interest income was due to a decline of 11.4% in average earning assets and a decrease in the yield of such earning assets. These reductions were partially offset by a decline in average interest–bearing liabilities and a decrease of 124 basis points in the cost of funding earning assets.

The Corporation&acute;s net interest margin on a tax–equivalent basis increased from 3.65% for the year ended December 31, 2000 to 4.03% for the year ended December 31, 2001. This increase is due to interest rate reductions during the year and to a change in the Corporation&acute;s liability mix. During 2001, a higher percentage of the Corporation&acute;s average interest–bearing liabilities was composed of deposits, as opposed to the year 2000, which had a higher percentage of average interest–bearing liabilities composed of short–term borrowings.

Interest Income

The following table sets forth information as to the Corporation&acute;s tax–equivalent interest income and average interest–earning assets for the years ended December 31, 2002, 2001 and 2000. This information is derived from the tables included under the heading "Selected Statistical Information–Average Balance Sheets and Interest Rate Data" and is qualified in its entirety by reference to such information.
	Year ended December 31,
	2002	2001	2000
	(In thousands)
Interest income – tax equivalent basis	$377,453	$508,316	$637,388

Average interest–earning assets:
Commercial, industrial and agricultural loans	$2,141,670	$2,243,616	$2,342,573
Construction loans	318,692	368,507	384,525
Consumer loans	611,884	755,063	866,056
Mortgage loans	1,074,170	1,075,513	984,565
Total loans	4,146,416	4,442,699	4,577,719
Interest–earning deposits	253,008	218,897	117,392
Investment securities	1,964,100	1,985,314	2,801,663
Total	$6,363,524	$6,646,910	$7,496,774
Average rates earned	5.93%	7.65%	8.50%

2002 compared to 2001. The Corporation&acute;s tax–equivalent interest income decreased 25.7% from $508.3 million for the year ended December 31, 2001 to $377.5 million for the year ended December 31, 2002. The decrease in the Corporation&acute;s interest income was due to a 4.4% decrease in average earning assets as well as a decrease in the average rate earned on such assets from 7.65% for the year ended December 31, 2001 to 5.93% for the year ended December 31, 2002.

Average gross loans decreased $296.3 million or 6.7%, from $4.4 billion in 2001 to $4.1 billion in 2002.

Average consumer loans decreased $143.2 million or 19.0% for the year ended December 31, 2002, compared to the same period in 2001. There was a significant decrease in the average auto loan portfolio of 44.2% or $54.6 million as a result of the Corporation&acute;s strategic decision, during the year 2000, to withdraw from this lending activity. There was also a 15.9% or $82.5 million decrease in average unsecured personal loans due to the Corporation&acute;s tightening of its underwriting standards and renewed emphasis in the commercial lending sector. Average commercial loans also reflected a 4.5% or $101.9 million decrease in the portfolio during 2002 compared to the same period in 2001, due to stricter underwriting criteria and unfavorable market conditions.

2001 compared to 2000. The Corporation&acute;s tax–equivalent interest income decreased 20.3% from $637.4 million for the year ended December 31, 2000 to $508.3 million for the year ended December 31, 2001. The decrease in the Corporation&acute;s interest income was due to an 11.4% decrease in average earning assets as well as a decrease in the average rate earned on such assets from 8.50% for the year ended December 31, 2000 to 7.65% for the year ended December 31, 2001.

Average loans decreased $135 million or 3.0% from $4.6 billion in 2000 to $4.4 billion in 2001. Average mortgage loans increased 9.2% or $90.9 million during 2001 compared to 2000. Residential mortgage loan production reached $512 million, an increase of 94.7% or $249 million compared to year 2000 production levels. This increase was due to the favorable rate environment for this sector during 2001 and the Corporation&acute;s ability to respond to market demand in a short period of time.

The increase in average mortgage loans was offset by a decrease in average consumer loans of $111.0 million or 12.8% for the year ended December 31, 2001 compared to the same period in 2000. There was a significant decrease in the average auto loan portfolio of 35.6% or $68.3 million as a result of the Corporation&acute;s withdrawing from this lending activity in 2000. There was also an 8.9% or $50.5 million decrease in average unsecured personal loans due to the Corporation&acute;s tightening of its underwriting standards and renewed emphasis in the commercial lending sector. These decreases in average personal and auto loans were partially offset by a 7.4% or $7.8 million increase in the average credit card portfolio during 2001 compared to 2000. Average commercial loans also reflected a 4.2% or $99.0 million decrease in the portfolio during 2001 compared to the same period in 2000 due to stricter underwriting criteria and unfavorable market conditions.

 Average investment securities decreased 29.1% or $816.3 million during the year ended December 31, 2001 compared to the same period in 2000. This reduction in the investment portfolio was principally due to $1.5 billion of investment securities being called during the year. This decrease was partially offset by an increase in average interest–earning deposits of $101.5 million or 86.5%.

Interest Expense

The following table sets forth information as to the Corporation&acute;s interest expense and average interest–bearing liabilities for the years ended December 31, 2002, 2001 and 2000.
	Year ended December 31,
	2002	2001	2000
	(In thousands)
Interest expense	$158,759	$242,305	$365,600

Average interest–bearing liabilities:
Savings and NOW accounts	$1,731,965	$1,455,542	$1,440,686
Other time deposits	1,751,206	1,972,984	2,051,311
Borrowings	1,501,310	1,793,507	2,573,586
Term notes	323,740	388,708	421,384
Subordinated notes	6,082	20,000	20,000
Total interest–bearing liabilities	$5,314,303	$5,630,741	$6,506,967
Average rate paid	2.99%	4.30%	5.62%
Total non–interest–bearing liabilities	$737,590	$696,456	$729,004

2002 compared to 2001. The Corporation&acute;s interest expense decreased 34.5% from $242.3 million for the year ended December 31, 2001 to $158.8 million for the year ended December 31, 2002. The decrease in the Corporation&acute;s interest expense was the result of a decrease in average interest–bearing liabilities of $316.4 million at December 31, 2002, when compared to December 31, 2001, together with a decrease in the Corporation&acute;s average rate paid on interest–bearing liabilities from 4.30% for the year ended December 31, 2001 to 2.99% for the year ended December 31, 2002.

There was a shift in the composition of the Corporation&acute;s average interest–bearing liabilities. During 2002, average interest–bearing deposits were 65.5% of average total interest–bearing liabilities, and 34.5% of average interest–bearing liabilities were short–term borrowings, while in 2001 average interest–bearing deposits were 60.9% of average interest–bearing liabilities and short–term borrowings were 39.1%. This shift to lower cost deposits had a favorable impact on the Corporation&acute;s net interest margin.

2001 compared to 2000. The Corporation&acute;s interest expense decreased 33.7% from $365.6 million for the year ended December 31, 2000 to $242.3 million for the year ended December 31, 2001. The decrease in the Corporation&acute;s interest expense was the result of a decrease in average interest–bearing liabilities of $876.2 million for the year ended December 31, 2001, together with a decrease in the Corporation&acute;s average rate paid on interest–bearing liabilities from 5.62% for the year ended December 31, 2000 to 4.30% for the year ended December 31, 2001.

There was a shift in the composition of the Corporation&acute;s average interest–bearing liabilities. During 2001, average interest–bearing deposits were 60.9% of average total interest–bearing liabilities, while in 2000 average interest–bearing deposits were 53.7% of average total interest–bearing liabilities. This shift to lower cost deposits had a favorable impact on the Corporation&acute;s net interest margin.

Changes in Interest Income and Interest Expense – Volume and Rate Analysis

The following table allocates changes in the Corporation&acute;s tax equivalent interest income and interest expense between changes in the average volume of interest–earning assets and interest–bearing liabilities and changes in their respective interest rates for 2002 compared to 2001 and 2001 compared to 2000. Volume and rate variances have been calculated based on activities in average balances over the period and changes in interest rates on average interest–earning assets and average interest–bearing liabilities.
	2002 vs. 2001			2001 vs. 2000
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
Volume		Rate	Total	Volume	Rate	Total
(In thousands)
Interest Income – tax equivalent basis:
Federal funds purchased and securities purchased under agreements to resell	$1,251	$(2,601)	$(1,350)	$3,048	$(2,179)	$869
Time deposits with other banks	(184)	(445)	(629)	656	(701)	(45)
Investment securities	(3,116)	(42,225)	(45,341)	(56,720)	(6,343)	(63,063)
Loans, net	(24,447)	(59,096)	(83,543)	(12,733)	(54,100)	(66,833)
Total interest income	(26,496)	(104,367)	(130,863)	(65,749)	(63,323)	(129,072)
Interest Expense:
Savings and NOW accounts	6,826	(12,721)	(5,895)	578	(16,677)	(16,099)
Other time deposits	(8,947)	(28,316)	(37,263)	(4,409)	(27,964)	(32,373)
Borrowings	(13,400)	(21,693)	(35,093)	(43,264)	(26,658)	(69,922)
Long–term borrowings	(4,336)	(959)	(5,295)	(1,994)	(2,907)	(4,901)
Total interest expense	(19,857)	(63,689)	(83,546)	(49,089)	(74,206)	(123,295)
Net Interest Income – tax equivalent basis	$(6,639)	$(40,678)	$(47,317)	$(16,660)	$10,883	$(5,777)

Note: The changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category.

During 2002 the decrease in net interest income on a tax–equivalent basis was primarily due to the decrease in the rates of average interest–earning assets that was only partially offset by the decrease in the rates of average interest–bearing liabilities. These decreases were accompanied by decreases in the volume of average interest–earning assets and average interest–bearing liabilities.

During 2001 the decrease in net interest income on a tax–equivalent basis was due to the decrease in the volume of average interest–earning assets that was partially offset by a decrease in the volume of average interest–bearing liabilities. These decreases were partially offset by the decrease in average rates paid on average interest–bearing liabilities.

Provision for Loan Losses

The Corporation systematically assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation&acute;s loan portfolio. The Corporation&acute;s management evaluates the adequacy of the allowance for loan losses on a monthly basis. This evaluation involves the exercise of judgment and the use of assumptions and estimates that are subject to revision, as more information becomes available. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience and collection practices, prevailing and projected economic conditions and results of the Corporation's internal and regulatory agencies' loan reviews. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the allowance for loan losses is adequate to absorb probable losses on its loan portfolio. See Notes 1 and 7 to the consolidated financial statements.

The following table sets forth information with respect to the Corporation&acute;s allowance for loan losses for the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

	For the year ended December 31,
	2002	2001	2000	1999	1998
	(In thousands)

Balance at beginning of year	$52,857	$51,526	$56,200	$53,457	$53,426
Provision for loan losses	63,630	65,430	37,000	26,375	28,800
	116,487	116,956	93,200	79,832	82,226
Losses charged to the allowance:
Commercial	21,833	23,418	10,303	9,674	10,738
Construction	1,528	–	–	10	310
Mortgage	–	74	–	–	50
Consumer	46,126	51,328	43,664	33,122	31,778
	69,487	74,820	53,967	42,806	42,876
Recoveries:
Commercial	3,893	4,208	4,458	12,368	7,831
Construction	18	104	94	–	–
Mortgage	1	–	–	14	1
Consumer	7,044	6,409	7,741	6,792	6,275
	10,956	10,721	12,293	19,174	14,107
Net loans charged–off	58,531	64,099	41,674	23,632	28,769
Balance at end of year	$57,956	$52,857	$51,526	$56,200	$53,457

Ratios:
Allowance for loan losses to year–end loans	1.50%	1.19%	1.15%	1.25%	1.40%
Recoveries to charge–offs	15.77%	14.33%	22.78%	44.79%	32.90%
Net charge–offs to average loans	1.41%	1.44%	0.91%	0.57%	0.78%
Allowance for loan losses to net charge–offs	99.02%	82.46%	123.64%	237.81%	185.81%
Allowance for loan losses to nonperforming loans	46.95%	55.52%	76.65%	126.72%	114.37%

Provision for loan losses to:
Net charge–offs	108.71%	102.08%	88.78%	111.61%	100.11%
Average loans	1.54%	1.47%	0.81%	0.63%	0.78%

2002 compared to 2001. The provision for loan losses was $65.4 million for the year ended December 31, 2001 compared to $63.6 million for the same period in 2002. The $1.8 million decrease in the provision was due to a favorable trend in credit losses as net charge–offs in all portfolios excluding construction loans reflected decreases in 2002 compared to 2001. As in prior years the portfolio with the highest charge–offs was the consumer loan portfolio which represented 66.8% of total net charge–offs for the year.

The allowance for loan losses increased to 1.50% of total loans as of December 31, 2002 from 1.19% as of December 31, 2001. Nevertheless, the ratio of the allowance for loan losses to nonperforming loans decreased from 55.52% in 2001 to 46.95% in 2002.

2001 compared to 2000. The provision for loan losses was $37.0 million for the year ended December 31, 2000 compared to $65.4 million for the same period in 2001. The $28.4 million increase in the provision was due to an increase in net charge–offs of $22.4 million in 2001 compared to 2000. The higher charge–offs were principally in the consumer loan portfolio, which represented 70.0% of total net charge–offs for the year. Commercial loan charge–offs for 2001 also reflected an increase over the prior year but this was primarily the result of a large loan charged–off during the year.

Although changes in the loan mix reflected growth in residential mortgage loans and a reduction in unsecured consumer loans, the allowance for loan losses increased to 1.19% of total loans at December 31, 2001 from 1.15% as of December 31, 2000.

Other Income

Other income consists of service charges on the Corporation&acute;s deposit accounts, other service fees including mortgage servicing fees and fees on credit cards, gains or losses on sales of securities, certain other gains or losses and certain other income.

The following table sets forth certain components of the Corporation&acute;s other income for the years ended December 31, 2002, 2001 and 2000.
	Year ended December 31,
	2002	2001	2000
	(In thousands)

Service fees on deposit accounts	$15,425	$16,835	$18,870
Other service fees:
Credit card fees	12,867	11,231	9,523
Mortgage servicing fees	1,624	1,310	865
Trust fees	2,642	2,456	2,107
Other fees	7,814	8,107	7,634
Gain (loss) on sale of securities, net	12,236	18,282	(3,801)
Gain on sale of mortgage servicing rights	427	530	1,463
(Loss) gain on derivatives	(105)	(2,767)	–
Other gains, net	6,958	7,884	14,512
Other	8,823	10,363	5,141
	$68,711	$74,231	$56,314

(1) On a tax&shy;equivalent basis

2002 compared to 2001. The Corporation&acute;s other income decreased 7.4% from $74.2 million for the year ended December 31, 2001, to $68.7 million for the year ended December 31, 2002. The most significant decrease in other income was in gains on sale of securities, with $12.2 million recorded in 2002 compared to $18.3 million in 2001. This decrease was partially offset by a lower loss on derivatives of $0.1 million in 2002, compared to $2.8 million in 2001. There was an increase in credit card fees of $1.6 million due to operational changes in the processing of the portfolio, which is now processed internally, thereby leading to the recognition of gross fees. There were also reductions in services fees on deposit accounts of $1.4 million principally due to lower fees on returned checks and overdrafts, and in other income of $1.5 million due to lower insurance fees and lower fees for technical assistance services rendered.

2001 compared to 2000. The Corporation&acute;s other income increased 31.8% from $56.3 million for the year ended December 31, 2000, to $74.2 million for the year ended December 31, 2001. The most significant increase was in gain on sale of securities, with the gain of $18.3 million recorded in 2001 compared to a loss of $3.8 million in 2000. There was an increase of $5.2 million in "all other income" due to an increase in insurance commissions of $3.8 million generated by the Corporation&acute;s insurance agency subsidiary. As a result of the increase in the credit card portfolio there was an increase in credit card fees of $1.7 million. These gains were partially offset by lower gains recognized during 2001 on sales of mortgage loans and lower recognition of mortgage servicing rights on loans sold compared to the same activity in 2000. Also, during 2001 there was a loss of $2.8 million on valuation of derivative instruments and a loss of $1.2 million on the disposition of the Corporation&acute;s network of in–store branches.

Other Operating Expenses

The following table sets forth information as to the Corporation&acute;s other operating expenses for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
	(In thousands)

Salaries	$46,551	$47,302	$45,761
Pension and other benefits	28,962	27,228	23,983
Total personnel costs	75,513	74,530	69,744

Equipment expenses	11,317	11,920	13,007
Professional fees	7,799	6,980	7,668
Occupancy costs	13,125	14,126	15,262
EDP Servicing Expense	18,396	17,280	18,323
Communications	6,467	6,821	6,614
Business promotion	6,099	7,557	9,691
Other taxes	10,652	11,477	8,573
Amortization of goodwill and intangibles	7,165	8,352	6,326
Printing and supplies	1,528	1,877	2,597
Other operating expenses:
Examinations and FDIC assessment	1,874	1,952	2,081
Transportation and travel	1,224	997	1,396
All other	27,961	21,338	13,441
Other Operating Expenses	113,607	110,677	104,979
Total Operating Expenses	$189,120	$185,207	$174,723

Efficiency ratio (1)	68.73%	57.52%	52.64%
Personnel cost to average assets	1.14%	1.08%	0.89%
Operating expenses to average assets	1.71%	1.60%	1.34%
Assets per employee	$4,883	$5,073	$5,440

2002 compared to 2001. For the year ended December 31, 2002 the Corporation&acute;s total operating expenses reflected an increase of 2.1% or $3.9 million from $185.2 million for the year ended December 31, 2001 to $189.1 million.

There was a $1 million increase in personnel costs in 2002 compared to 2001. The increase was due to an increase in pension and other benefits of $1.7 million partially offset by a decrease in salaries of $0.8 million. The increase reflected in pension and other benefits was specifically due to increases in pension costs of $2.2 million as a result of the reduction in discount rates, hospitalization insurance of $0.8 million, performance bonuses of $0.7 million, social security of $0.7 million, and uniforms of $0.3 million. These increases were partially offset by decreases in other personnel expenses of $2.9 million as a result of reductions in employee activities and benefits paid to expatriates.

Other operating expenses increased $2.9 million during 2002. This increase was mainly due to increases in EDP servicing expense, professional fees and "All Other." The increase of $6.6 million in "All Other" is due to higher software amortization expense of $3.5 million due to the acceleration of depreciation of software that was replaced and the higher depreciation costs of new information systems installed in 2002. There were also increases in collection fees on loans of $0.9 million due to legal costs related to the foreclosure of several large loans, a reduction in the deferral of loan origination fees of $1.6 million due to lower loan originations during 2002, and an increase in insurance premiums as a result of higher insurance rates resulting from the September 11, 2001 terrorist attacks.

There was also an increase of $1.1 million in EDP servicing expenses and in professional fees of $0.8 million as a result of the Corporation's information systems conversion project.

The increases in operating expenses were partially offset by decreases in equipment expenses and occupancy costs, business promotion and other taxes, as a result of the Corporation&acute;s strict cost control program. Amortization of goodwill and intangibles also reflects a decrease of $1.2 million due to the implementation of SFAS No. 142 (see Notes 1 and 9 to the consolidated financial statements).

2001 compared to 2000. For the year ended December 31, 2001 the Corporation&acute;s total operating expenses reflected an increase of 6.0% or $10.5 million from $174.7 million for the year ended December 31, 2000 to $185.2 million.

There was a $4.5 million increase in personnel costs in 2001 compared to 2000. The Corporation incurred a one–time expense of $3.0 million to cover the costs of voluntary termination benefits for certain qualified employees. There was also an increase in the number of full–time equivalent (FTE) employees from 1,405 in December 2000 to 1,510 in December 2001, resulting in higher salaries and benefits for 2001.

Operating expenses increased $5.7 million during 2001. This increase was due to higher taxes, amortization of intangibles and other expenses. These increases were partially offset by decreases in business promotion, equipment, occupancy and EDP servicing expenses. The decreases were a result of strict cost control programs and moving offices from leased to owned premises. Other taxes increased $2.9 million due to higher municipal license tax accruals due in part to new businesses during the year. Amortization of intangibles increased due to an increase of $2.2 million in the amortization of mortgage servicing rights as a result of higher prepayments of serviced loans. The increase in all other operating expenses during 2001 was partially due to the Corporation&acute;s outsourcing of its collection function representing an increase in other operating expenses of $1.6 million. There were higher credit card expenses of $1.2 million due to the increase in the credit card portfolio and an increase of $1.1 million in loan processing fees. An increase in general insurance of $1.8 million was due to higher insurance costs in 2001 and the recognition of the cash surrender value of company–owned life insurance on certain executives during 2000.

Income Taxes

In Puerto Rico, the maximum statutory marginal corporate income tax rate applicable to the Corporation is 39%. However, there is an alternative minimum tax of 22% on the Corporation&acute;s alternative minimum taxable income which, in general, applies if the Corporation&acute;s regular income tax liability is less than the Corporation&acute;s alternative minimum tax liability. The Corporation is also subject to municipal license tax at various rates that do not exceed 1.5% on the Corporation&acute;s taxable gross income. Under the Puerto Rico Internal Revenue Code ("the PR Code"), the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The PR Code provides a dividend received deduction of 100% on dividends received from controlled subsidiaries subject to taxation in Puerto Rico.

In the United States, the Corporation is subject to United States federal income tax on its taxable income that is effectively connected with the Corporation&acute;s trade or business in the mainland United States. The Corporation is also subject to United States federal income tax on certain income that is not effectively connected with the Corporation&acute;s trade or business in the mainland United States, such as interest (excluding portfolio interest) and certain dividends earned on United States securities and loans. Interest derived by the Corporation on obligations of the United States represents portfolio interest.

The difference between the statutory marginal tax rate and the effective tax rate is due to the interest income earned on certain investments and loans that is exempt from income tax (net of the disallowance of expenses attributable to the exempt income) and to the disallowance of certain expenses and other items.

2002 compared to 2001. The provision for income tax was $0.6 million (or 2.7% of pretax earnings) for the year ended December 31, 2002 compared to $6.0 million (or 9.0% of pretax earnings) for the year ended December 31, 2001. The decrease in the provision for income tax was due to the lower pretax earnings in 2001 and a higher proportion of net exempt interest income to taxable income in 2002 compared to 2001.

2001 compared to 2000. The provision for income tax was $14.5 million (or 15.9% of pretax earnings) for the year ended December 31, 2000 compared to $6.0 million (or 9.0% of pretax earnings) for the year ended December 31, 2001. The decrease in the provision for income tax was due to the lower pretax earnings in 2001, the favorable tax treatment of capital gains and the recognition of a deferred tax asset of $2.0 million in net operating loss carryforwards of a subsidiary of the Corporation.

Financial Condition

Investment Portfolio

The following table sets forth the Corporation&acute;s investments in government and corporate securities and certain other financial investments at December 31, 2002 and December 31, 2001 by contractual maturity, giving comparative carrying and fair values and average yield for each of the categories. The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, some of its investment securities have been classified as available for sale. The Corporation may decide to sell some of the securities classified as available for sale either as part of its efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors. Investment securities available for sale are carried at fair value and unrealized gains and losses net of taxes on these investments are included in accumulated other comprehensive income or loss, which is a separate component of stockholders&acute; equity. Gains or losses on sales of investment securities available for sale are recognized when realized and are computed on the basis of specific identification. At December 31, 2002 and December 31, 2001, the Corporation had investment securities available for sale of $1.3 billion and $1.4 billion, respectively.

The Corporation occasionally acquires securities for trading purposes and carries its trading account at fair value. Financial instruments including, to a limited extent, derivatives, such as options contracts, are used by the Corporation in dealing and other trading activities and are carried at fair value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in fair value are recorded separately in the trading profit or loss account as part of the results of operations in the period in which the changes occur. At December 31, 2002 and 2001, the Corporation had no securities held for trading.

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities held to maturity those investments that it has the intent and the ability to hold until maturity.

The table below summarizes the Corporation&acute;s available for sale and held to maturity investment securities at December 31, 2002 and 2001:
	December 31, 2002
	Within One Year	After One Year but within Five Years	After Five Years but within Ten Years	Over Ten Years	Total Carrying Value	Fair Value	Average Yield
	(In thousands)

US Treasury	$121,809	$–	$–	$–	$121,809	$121,809	1.42%
US Agency Notes	524,284	1,509,314	–	–	2,033,598	2,100,962	3.14%
PR Government Obligations	39,149	31,937	7,175	11,294	89,555	90,622	3.71%
Mortgage–backed Securities	13	7,115	10,034	79,474	96,636	98,960	4.40%
Foreign Securities	50	150	–	–	200	200	6.91%
Other Securities	–	26,250	–	–	26,250	26,250	4.87%
Total Securities	$685,305	$1,574,766	$17,209	$90,768	$2,368,048	$2,438,803	3.14%

	December 31, 2001
	Within One Year	After One Year but within Five Years	After Five Years but within Ten Years	Over Ten Years	Total Carrying Value	Fair Value	Average Yield
	(In thousands)

US Treasury	$94,249	$–	$–	$–	$94,249	$94,249	2.06%
US Agency Notes	7,488	1,157,072	125,601	–	1,290,161	1,290,581	4.87%
PR Government Obligations	61,386	7,177	34,954	11,596	115,113	115,535	3.94%
Mortgage–backed Securities	34	11,163	14,113	334,963	360,273	361,424	4.38%
Foreign Securities	50	200	–	–	250	250	7.03%
Other Securities	–	–	–	28,750	28,750	28,750	4.54%
Total Securities	$163,207	$1,175,612	$174,668	$375,309	$1,888,796	$1,890,789	4.57%

 Loan Portfolio

The following table analyzes the Corporation's loans by type of loan and includes loans held for sale.

	2002	% of Total Loans	2001	% of Total Loans	2000	% of Total Loans	1999	% of Total Loans	1998	% of Total Loans
	(Dollars in thousands)
Commercial, industrial and agricultural:
Retail commercial banking:
Middle–market	$1,309,074	34.0%	$1,435,194	32.3%	$1,496,690	33.3%	$1,368,947	30.4%	$1,171,749	30.7%
Agricultural	67,768	1.7%	96,356	2.2%	108,130	2.4%	117,791	2.6%	115,328	3.0%
SBA	74,160	1.9%	78,606	1.8%	78,693	1.8%	76,997	1.7%	72,844	1.9%
Factor liens	14,026	0.4%	19,179	0.4%	18,976	0.4%	37,835	0.8%	39,974	1.0%
Other	4,699	0.1%	4,336	0.1%	6,704	0.2%	11,122	0.3%	19,519	0.5%
Retail commercial banking	1,469,727	38.1%	1,633,671	36.8%	1,709,193	38.1%	1,612,692	35.8%	1,419,414	37.1%
Corporate banking	484,529	12.6%	615,997	13.8%	647,073	14.4%	662,001	14.7%	547,104	14.3%
Total Commercial	1,954,256	50.7%	2,249,668	50.6%	2,356,266	52.5%	2,274,693	50.5%	1,966,518	51.4%

Construction	309,505	8.0%	327,348	7.4%	396,895	8.8%	353,514	7.8%	222,342	5.8%
Consumer:
Personal (Installment and other loans)	379,678	9.9%	490,939	11.1%	532,617	11.9%	582,585	12.9%	498,101	13.0%
Automobile	48,384	1.2%	92,966	2.1%	157,236	3.5%	212,856	4.7%	210,332	5.5%
Credit Cards	102,463	2.7%	112,588	2.5%	111,233	2.5%	99,904	2.2%	81,687	2.1%
Total Consumer	530,525	13.8%	696,493	15.7%	801,086	17.9%	895,345	19.8%	790,120	20.6%
Mortgage:
Residential	1,054,115	27.4%	1,161,243	26.1%	917,105	20.4%	971,026	21.5%	824,349	21.6%
Commercial	4,482	0.1%	7,063	0.2%	17,332	0.4%	14,468	0.4%	22,997	0.6%
Total Mortgage	1,058,597	27.5%	1,168,306	26.3%	934,437	20.8%	985,494	21.9%	847,346	22.2%
Total Loans, net of unearned interest and deferred fees	$3,852,883	100.0%	$4,441,815	100.0%	$4,488,684	100.0%	$4,509,046	100.0%	$3,826,326	100.0%

Credit Risk Management and Loan Quality

The lending activity of the Corporation represents its core function, and as such, quality and effectiveness of the loan origination and credit risk areas are imperative to management for the growth and success of the Corporation. The importance of the Corporation&acute;s lending activity has been considered when establishing functional responsibilities, organizational reporting, lending policies and procedures, and various monitoring processes and controls.

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

In addition, the Corporation has an independent Loan Review Department and an independent Internal Audit Division, each of which conducts monitoring and evaluation of loan portfolio quality, loan administration, and other related activities, carried on as part of the Corporation&acute;s lending activity. Both departments provide periodic reports to the Board of Directors, continuously assess the validity of information reported to the Board of Directors and maintain compliance with established lending policies.

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

The Corporation&acute;s collateral requirements for loans depend on the financial strength and liquidity of the prospective borrower and the principal amount and term of the proposed financing. Acceptable collateral includes cash, marketable securities, mortgages on real and personal property, accounts receivable, and inventory.

The Corporation&acute;s loan portfolio as of December 31, 2002 and 2001, amounted to $3.9 billion and $4.4 billion, respectively, which represented 56.7% and 59.8%, respectively, of the Corporation&acute;s total earning assets. The loan portfolio is distributed among various types of credit, including commercial business loans, commercial real estate loans, construction loans, small business loans, consumer lending and residential mortgage loans. The credit risk exposure provides for diversification among specific industries, specific types of business, and related individuals. As of December 31, 2002, there was no obligor group that represented more than 2.1% of the Corporation&acute;s total loan portfolio. Obligors resident or having a principal place of business in Puerto Rico comprised approximately 99% of the Corporation&acute;s loan portfolio.

As of December 31, 2002, the Corporation had over 98,000 consumer loan customers and over 8,000 commercial loan customers. As of such date, the Corporation had 26 clients with commercial loans outstanding over $10.0 million. Although the Corporation has generally avoided cross–border loans, the Corporation had approximately $11.5 million in cross–border loans as of December 31, 2002, which are collateralized with real estate in the United States of America, cash and marketable securities.

The following risk concentration categories existed at year–end.

Industry Risk

Commercial loans, including commercial real estate and construction loans, amounted to $2.2 billion as of December 31, 2002. The Corporation accepts various types of collateral to guarantee specific loan obligations. As of December 31, 2002, the use of real estate as loan collateral has resulted in a portfolio of approximately $1.3 billion, or 56.5% of the commercial loan portfolio. In addition, as of such date, loans secured by cash collateral and marketable securities amounted to $155.6 million, or 6.9% of the commercial loan portfolio. Commercial loans guaranteed by federal or local government amounted to $117.9 million as of December 31, 2002, which represents 5.2% of the commercial loan portfolio. The remaining commercial loan portfolio had $241.6 million secured by other types of collateral that are also accepted as an alternate source of repayment including, among others, equipment, accounts receivable, and inventory. As of December 31, 2002, unsecured commercial loans represented $420.4 million or 18.6% of commercial loans receivable; however, the majority of these loans were backed by personal guarantees.

In addition to the commercial loan portfolio indicated above, as of December 31, 2002, the Corporation had $1.2 billion in unused commitments under commercial lines of credit. These credit facilities are typically structured to mature within one year. As of December 31, 2002, commercial and stand–by letters of credit amounted to $179.6 million.

The commercial loan portfolio is distributed among the different economic sectors and there are no concentrations of credit consisting of direct, indirect, or contingent obligations in any specific borrower, an affiliated group of borrowers, or borrowers engaged in or dependent on one industry. The Corporation provides for periodic reviews of industry trends and the credits&acute; susceptibility to external factors.

Government Risk

As of December 31, 2002, $2.2 billion of the Corporation&acute;s investment securities represented exposure to the U.S. government in the form of U.S. Treasury securities and federal agency obligations. In addition, as of such date, $21.9 million of residential mortgages and $117.9 million in commercial loans were insured or guaranteed by the U.S. Government or its agencies through Small Business Administration (SBA) and Rural Development Programs. The Corporation is one of the largest SBA lenders in Puerto Rico. Furthermore, as of December 31, 2002, there were $87.9 million of investment securities representing obligations of the Commonwealth of Puerto Rico, its agencies, instrumentalities and political subdivisions, $27.5 million money market deposits with Puerto Rico government banks, as well as $12.2 million mortgage loans and $63.6 million commercial loans issued to or guaranteed by Puerto Rico government entities.

Nonperforming Assets

The following table sets forth nonperforming assets as of December 31, 2002, 2001, 2000, 1999 and 1998.
	2002	2001	2000	1999	1998
	(In thousands)

Commercial, Industrial, Construction, and Lease Financing	$33,192	$30,578	$31,443	$10,439	$13,070
Agricultural	6,289	3,035	1,179	2,086	3,311
Mortgage	68,027	49,238	22,321	23,072	22,985
Consumer	15,930	12,361	13,167	8,503	4,054
Renegotiated Loans	–	–	–	248	3,321
Total Repossessed Assets	17,563	4,790	10,345	7,959	7,005
Total	$141,001	$100,002	$78,455	$52,307	$53,746

Accruing loans past–due 90 days or more	$3,928	$5,528	$4,661	$3,406	$5,156

Nonperforming loans to total loans	3.20%	2.14%	1.52%	0.98%	1.22%
Nonperforming loans plus accruing loans past due 90 days or more to total loans	3.31%	2.27%	1.62%	1.06%	1.36%
Nonperforming assets to total assets	2.00%	1.31%	1.03%	0.65%	0.75%
Interest lost	$2,338	$3,168	$2,276	$1,136	$1,493

Nonperforming assets consist of past–due loans with principal or interest payments over 90 days on which no interest income is being accrued, renegotiated loans and other real estate owned.

Once a loan is placed on non–accrual status, interest is recorded as income only to the extent of the Corporation&acute;s management expectations regarding the full collectibility of principal and interest on such loans. The interest income that would have been realized had these loans been performing in accordance with their original terms amounted to $2.3 million in 2002, $3.2 million in 2001 and $2.3 million in 2000.

The Corporation&acute;s total nonperforming assets increased from $100.0 million or 1.31% of total assets as of December 31, 2001 to $141.0 million or 2.0% of total assets as of December 31, 2002. The most significant increases in nonperforming assets were in the mortgage loan portfolio, which is fully collateralized and reflects an increase of $18.8 million, and in repossessed assets, as a result of the foreclosure of several commercial loans. The Corporation&acute;s nonperforming loans increased from $95.2 million or 2.14% of total loans at December 31, 2001 to $123.4 million or 3.20% of total loans as of December 31, 2002. The allowance for loan losses represents 46.95% of total nonperforming loans at December 31, 2002. Repossessed assets registered an increase in 2002 of $12.8 million from December 31, 2001 to December 31, 2002. Accruing loans past–due 90 days or more decreased $1.6 million.

The Corporation&acute;s policy is to discontinue the accrual of interest income when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on past–due loans except for credit card and residential mortgage loans for which it is not recognized after four months. Once interest accrual has been discontinued, income on nonperforming loans is recognized only to the extent that it is collected.

Potential Problem Loans

As a general rule, the Corporation closely monitors certain loans not disclosed under "Non–accrual, Past Due and Restructured Loans" but that represent a greater than normal credit risk. These loans are not included under the nonperforming category, but management provides close supervision of their performance. The identification process is implemented through various risk management procedures, such as periodic review of customer relationships, a risk grading system, an internal watch system and a loan review process. This classification system enables management to respond to changing circumstances and to address the risk that may arise from changing business conditions or any other factors that bear significantly on the overall condition of these loans. Loans classified in this group include loans of borrowers with characteristics such as negative financial trends, continuous delinquent status, adverse cash flow position, worsening of the economic sector, or any other loan that, for various reasons, is considered to be deteriorating. The principal amounts of loans under this category as of December 31, 2002 and 2001 were approximately $55.3 million and $11.8 million, respectively. Loans in this category were classified for regulatory purposes.

Allowance for Loan Losses

The Corporation assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable loan losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation&acute;s loan portfolio. The Corporation&acute;s management evaluates the adequacy of the allowance for loan losses on a monthly basis. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements.

At December 31, 2002, the allowance for loan losses was $58 million or 1.50% of loans, compared with $52.9 million or 1.19% at the same date in 2001. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate coverage for losses inherent in its loan portfolio.

The allowance for loan losses to nonperforming loans decreased from 55.52% at December 31, 2001 to 46.95% at December 31, 2002, due to the increase in nonperforming loans at December 31, 2002. The most significant increase in nonperforming loans during the year was in the mortgage loan portfolio, which is fully collateralized and in which the Corporation has historically experienced a very low level of charge–offs. When nonperforming loans are excluded, the ratio of allowance to nonperforming loans reached 104.59% as of December 31, 2002, compared to 114.97% as of December 31, 2001. Net charge–offs of $58.5 million were offset by a provision of $63.6 million for the year ended 2002. Lower net charge–offs in 2002 together with the lower loan portfolio resulted in a lower provision for loan losses while still maintaining an all–time high allowance for loan losses to year–end loans of 1.50%.

Broken down by major loan categories, the allowance for loan losses for the five years ended December 31, 2002 was as follows:
	2002	2001	2000	1999	1998
	(In thousands)

Commercial	$23,248	$16,007	$15,307	$17,681	$21,143
Construction	4,149	1,756	2,175	1,819	1,331
Consumer	29,711	26,578	30,789	32,350	24,404
Mortgage	124	119	85	95	103
Other	724	8,397	3,170	4,255	6,476
	$57,956	$52,857	$51,526	$56,200	$53,457

Any loan meeting the definition of impaired is measured by the Corporation at the present value of expected future cash flows using the loan&acute;s effective interest rate, or as a practical expedient, at the loan&acute;s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the agreement. At December 31, 2002, 2001 and 2000, the portion of the allowance for loan losses related to impaired loans was $3.1 million, $2.8 million and $1.3 million, respectively. Please refer to Notes 1 and 6 to the consolidated financial statements for further information.

Asset and Liability Management

The Corporation&acute;s policy with respect to asset and liability management is to maximize its net interest income, return on assets and return on equity while remaining within the established parameters of interest rate and liquidity risks provided by the Board of Directors and the relevant regulatory authorities. Subject to these constraints, the Corporation takes mismatched interest rate positions. The Corporation&acute;s asset and liability management policies are developed and implemented by its Asset and Liability Committee ("ALCO"), which is composed of senior members of the Corporation including the President, Chief Accounting Officer, Treasurer and other executive officers of the Corporation. The ALCO reports on a monthly basis to the Board of Directors.

Market Risk and Interest Rate Sensitivity

A key component of the Corporation&acute;s asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest–earning assets and interest–bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest–earning assets and interest–bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity, which means that an increase in interest rates would have a positive effect on net interest income, while a decrease in interest rates would have a negative effect on net interest income. The Corporation is experiencing a positive gap at December 31, 2002.

The Corporation&acute;s interest rate sensitivity strategy takes into account not only rates of return and the underlying degree of risk, but also liquidity requirements, capital costs and additional demand for funds. The Corporation&acute;s maturity mismatches and positions are monitored by the ALCO and are managed within limits established by the Board of Directors.

The following table sets forth the repricing of the Corporation&acute;s interest–earning assets and interest–bearing liabilities at December 31, 2002, and may not be representative of interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period.

Interest Rate Sensitivity
	December 31, 2002
	0 to 3 Months	3 months to a Year	1 to 3 Years	3 to 5 Years	5 to 10 Years	More than 10 Years	No Interest Rate Risk	Total
ASSETS:
Investment Portfolio	$756,179	$15,177	$755,096	$805,027	$10,507	$–	$26,062	$2,368,048
Deposits in Other Banks	532,159	–	–	–	–	–	98,263	630,422
Loan Portfolio:
Commercial	1,119,795	172,252	186,544	152,674	132,326	14,235	176,430	1,954,256
Construction	229,486	15,887	8,565	11,508	29,065	5,019	9,975	309,505
Consumer	146,892	86,832	179,398	88,159	18,646	157	10,441	530,525
Mortgage	28,517	102,008	320,595	264,553	338,364	(39)	4,599	1,058,597
Fixed and Other Assets	–	–	–	–	–	–	213,847	213,847
Total Assets	2,813,028	392,156	1,450,198	1,321,921	528,908	19,372	539,617	7,065,200

LIABILITIES AND STOCKHOLDERS' EQUITY:
External Funds Purchased:
Commercial Paper	(39,991)	–	–	–	–	–	–	(39,991)
Repurchase Agreements	(175,033)	(100,000)	(350,000)	(625,006)	–	–	–	(1,250,039)
Federal Funds	(245,960)	–	–	–	–	–	–	(245,960)
Deposits:
Certificates of Deposit	(1,262,810)	(288,874)	(265,609)	(86,408)	(101,028)	(9,535)	–	(2,014,264)
Demand Deposits and Savings Accounts	(847,936)	(123,237)	(157,412)	(157,412)	(562,910)	(20,769)	(7,398)	(1,877,074)
Transactional Accounts	(67,524)	(34,295)	(154,330)	(154,329)	(217,846)	–	–	(628,324)
Senior and Subordinated Debt	(96,600)	(65,000)	(50,000)	–	–	(95,864)	–	(307,464)
Other Liabilities and Capital	–	–	–	–	–	–	(702,084)	(702,084)
Total Liabilities and Capital	(2,735,854)	(611,406)	(977,351)	(1,023,155)	(881,784)	(126,168)	(709,482)	(7,065,200)
Off–Balance Sheet Financial Information:
Interest Rate Swaps (Assets)	189,453	64,687	175,410	62,383	112,000	–	–	603,933
Interest Rate Swaps (Liabilities)	(414,479)	–	(149,405)	(10,049)	(30,000)	–	–	(603,933)
Cap's (Assets)	18,856	–	–	18,856	–	–	–	37,712
Cap's Final Maturity (Liabilities)	(18,856)	–	–	(18,856)	–	–	–	(37,712)
Positive (Negative) GAP	(147,852)	(154,563)	498,852	351,100	(270,876)	(106,796)	(169,865)	–
Cumulative GAP	$(147,852)	$(302,415)	$196,437	$547,537	$276,661	$169,865	$–	$–

Interest rate risk is the primary market risk to which the Corporation is exposed. Nearly all of the Corporation&acute;s interest rate risk arises from instruments, positions and transactions entered into for purposes other than trading. They include loans, investment securities, deposits, short–term borrowings, senior and subordinated debt and derivative financial instruments used for asset and liability management.

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

The Financial Profitability Report identifies individual components of the Corporation&acute;s non–trading portfolio independently with their corresponding interest income or expense. It uses the historical information at the end of each month to track the yield of such components and to calculate net interest income for such time period.

The Net Interest Income Shock Report uses a simulation analysis to measure the amount of net interest income the Corporation would have from its operations throughout the next twelve months and the sensitivity of these earnings to assumed shifts in market interest rates throughout the same period. The most important assumptions of this analysis are: (i) rate shifts are parallel and immediate throughout the yield curve; (ii) rate changes affect all assets and liabilities equally; (iii) interest–bearing demand accounts and savings passbooks will run off in a period of one year; and (iv) demand deposit accounts will run off in a period of ten years. Cash flows from assets and liabilities are assumed to be reinvested at market rates in similar instruments. The objective is to simulate a dynamic gap analysis enabling a more accurate interest rate risk assessment.

Risk management policy and procedures establish a risk tolerance loss limit of 5.0% for net interest income in a scenario of a 100 basis point (1.0%) increase in market rates. As of December 31, 2002, it was determined for purposes of the Net Interest Income Shock Report that the Corporation had a potential gain in net interest income of approximately $0.2 million if market rates were to increase 100 basis points immediately and parallel across the yield curve. This represented a potential 0.13% increase in net interest income, less than the 5.0% limit. The Corporation has also established a risk tolerance limit of 9% for net interest income in a scenario of a 200 basis point (2.0%) increase in market rates. As of December 31, 2002, it was determined that the Corporation had a potential gain in net interest income of approximately $1.0 million, which represents a 0.52% increase in net interest income, which is below the established 9% limit.

Derivatives

As of December 31, 2002, the Corporation had the following derivative financial instruments outstanding:
	Notional Value	Fair Value	Gain (Loss) for the year ended December 31, 2002	Other Comprehensive Income (Loss)* for the year ended December 31, 2002
	(In thousands)
CASH FLOW HEDGES
Interest rate swaps	$100,000	$(10,775)	$(1,347)	$(2,012)
FAIR VALUE HEDGES
Interest rate swaps	332,687	953	(356)	–
OTHER DERIVATIVES				–
Options	11,650	172	(814)	–
Embedded options on stock–indexed deposits	(11,096)	170	1,978	–
Forward foreign currency exchange contracts	5,841	2	–	1
Interest rate caps	18,856	(248)	(304)	–
Customer interest rate caps	(18,856)	248	464	–
Customer interest rate swaps	85,623	1,345	1,345	–
Interest rate swaps	85,623	(1,071)	(1,071)	–
			$(105)	$(2,011)

*Net of tax

As of December 31, 2001, the Corporation had the following derivative financial instruments outstanding:
					Cumulative effect of change
				Other	in accounting principle*
	Notional	Fair	Gain	Comprehensive	Gain	Comprehensive
	Value	Value	(Loss)	Income (Loss)	(Loss)	Income (Loss)
	(In thousands)
CASH FLOW HEDGES
Interest rate caps	$1,075,000	$–	($1,004)	($1,190)	($8,410)	$1,190
Interest rate swaps	935,000	&shy;10,479	–	&shy;3,695	–	&shy;2,697
FAIR VALUE HEDGES
Interest rate swaps	112,482	2,002	721	–	198	–
OTHER DERIVATIVES
Options	10,650	815	&shy;1,076	–	&shy;174	–
Embedded options on stock–indexed deposits	&shy;10,225	&shy;772	&shy;1,001	–	140	–
Forward foreign currency exchange contracts	5,148	1	–	1	–	–
			($2,360)	($4,884)	($8,246)	($1,507)

*Net of tax

The Corporation&acute;s principal objective in holding interest rate swap agreements is the management of interest rate risk and changes in the fair value of assets and liabilities. The Corporation&acute;s policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate characteristic of the hedged instrument. The Corporation swapped $40 million during 2002 and $835 million during 2001 to hedge the rollover of a series of fixed–rate short–term debt instruments and these swaps were designated as cash flow hedges. The Corporation swapped $100 million of term funds at a fixed spread over U.S. Treasury securities during July 2000. These swaps were designated as cash flow hedges. During 2002, $875 million of these cash flow hedges were cancelled due to the fact that the forecasted timing of rate increases did not occur within the time frame expected by management. A loss of $1,347,000 was recognized on the cancellation of these swaps. As of December 31, 2002, the total amount, net of tax, included in accumulated other comprehensive income pertaining to the $100 million interest rate swap was an unrealized loss of $6.6 million, of which the Corporation expects to reclassify into earnings $2.7 million, net of tax, during the next twelve months.

As of December 31, 2002, the Corporation also had outstanding interest rate swap agreements, with a notional amount of approximately $332.7 million, maturing through the year 2022. The weighted average rate paid and received on these contracts is 1.61% and 5.09%, respectively. As of December 31, 2002, the Corporation had retail fixed rate certificates of deposit amounting to approximately $327.5 million swapped to create a floating rate source of funds and a $3.9 million variable rate loan was fixed at a spread over U.S. Treasury securities. These swaps were designated as fair value hedges. For the year ended December 31, 2002, the Corporation recognized a loss of approximately $393,000 on fair value hedges due to hedge ineffectiveness, which is included in other gains and losses in the consolidated statements of income. Also, during 2002, $50 million of the Corporation&acute;s fair value hedges were cancelled, resulting in a gain of $37,000.

As of December 31, 2001, the Corporation swapped $35.0 million of floating rate medium term notes (which matured in September 2001) and $100.0 million of term funds at a fixed spread over U.S. Treasury securities. These swaps were designated as cash flow hedges. An unfavorable cumulative effect of change in accounting principle of approximately $2,697,000, net of the effect of the related tax benefit of approximately $1,724,000 was recognized in other comprehensive income (loss) for the year ended December 31, 2001. During 2001, the Corporation also swapped $365.0 million of time deposits, $250.0 million of commercial paper and $320.0 million of term funds purchased and repurchase agreements at a fixed spread over LIBOR (London Interbank Offered Rate). These swaps were designated as cash flow hedges. As of December 31, 2001, an additional loss of approximately $3,695,000 net of the related tax benefit of approximately $2,363,000 was recorded in other comprehensive income (loss) due to changes in the fair market value of the swaps.

As of December 31, 2001, the Corporation also had outstanding interest rate swap agreements, with a notional amount of approximately $1,047,482,000, maturing through the year 2016. The weighted average rate paid and received on these contracts is 3.72% and 2.42%, respectively. As of December 31, 2001, the Corporation had retail certificates of deposit amounting to approximately $107 million swapped to create a floating rate source of funds, and a $4.2 million variable rate loan was fixed at a spread over U.S. Treasury securities. These swaps were designated as fair value hedges. For the year ended December 31, 2001, the Corporation recognized a favorable cumulative effect of change in accounting principle of approximately $198,000, net of the effect of the related tax cost of approximately $127,000, as a cumulative type adjustment on these swap agreements in the consolidated statements of income. For the year ended December 31, 2001, the Corporation recognized a gain of approximately $721,000 on fair value hedges due to hedge ineffectiveness, which is included in other gains and losses on the consolidated statements of income.

The Corporation issues certificates of deposit and individual retirement accounts with returns linked to the Standard and Poor&acute;s 500 Index which constitutes an embedded derivative instrument that is bifurcated from the host deposit and recognized on the balance sheet in accordance with SFAS No. 133. The Corporation enters into option agreements in order to manage the interest rate risk on these deposits; however, these options have not been designated for hedge accounting, therefore gains and losses on the market value of both the embedded derivative instruments and the option contracts are marked to market through earnings and recorded in other gains and losses on the consolidated statements of income. For the year ended December 31, 2002, a gain of approximately $1,978,000 was recorded on embedded options on stock–indexed deposits and a loss of approximately $814,000 was recorded on the option contracts. For the year ended December 31, 2001, the Corporation recognized a gain of approximately $140,000 and a loss of approximately $174,000 on the embedded derivative instruments and the option contracts, respectively, related to the cumulative effect of a change in accounting principle. For the year ended December 31, 2001, an additional loss of approximately $1,001,000 and $1,076,000 was recorded for the embedded derivative instruments and the option contracts, respectively.

Forwards are contracts for the delayed purchase of specified securities at a specified price and time, and qualify for hedge accounting in accordance with SFAS No. 133. The Corporation occasionally enters into foreign currency exchange forwards in order to satisfy the needs of its customers, and at the same time enters into foreign currency exchange forwards with a related party under the same terms and conditions. As of December 31, 2002, the Corporation had foreign currency exchange forwards with a notional amount of $5,841,000. For the year ended December 31, 2002, the Corporation recorded a gain of $2,042, net of the related tax liability of $796 in other comprehensive income (loss). As of December 31, 2001, the Corporation had foreign currency exchange forwards with a notional amount of $5,148,000 and recorded a gain of $1,448 net of the related tax liability of $565 in other comprehensive income (loss).

The Corporation occasionally enters into certain derivative transactions with customers. During 2002, the Corporation entered into interest rate caps, collars and swaps with customers and simultaneously hedged the Bank&acute;s position with a related and unrelated third party under the same terms and conditions. The Corporation recognized a net gain of $160,000 on this transaction.

As of December 31, 2001, the Corporation had outstanding interest rate caps, with a notional value of $1,075,000,000, maturing through the year 2002. The caps were at a rate of 5.75% and 6.50% against the one–month LIBOR. The premium paid on these transactions was approximately $27,746,000 and was being amortized on a monthly basis over the life of the caps until December 31, 2000. On January 1, 2001, pursuant to the implementation of SFAS No. 133, the Corporation recognized an unfavorable cumulative effect of change in accounting principle on the write–off of the premium paid on caps of approximately $8,410,000 net of the effect of the related tax benefit of approximately $5,377,000 as a cumulative type adjustment in the consolidated statements of income. On that date, the Corporation also recorded a gain of approximately $1,190,000 net of the effect of the related tax cost of approximately $760,000 in other comprehensive income (loss) on the recognition of the intrinsic value of the caps derivative. As of December 31, 2001, the Corporation recognized a loss of approximately $1,190,000 net of the effect of the related tax benefit of approximately $760,000 in other comprehensive income due to the revaluation of that derivative. For the year ended December 31, 2001, the Corporation recognized a loss of approximately $1,004,000 in other gains and losses due to hedge ineffectiveness of the caps.

Funding

The principal sources of funding for the Corporation are its equity capital, core deposits from retail and commercial clients, and wholesale deposits and borrowings raised in the interbank and commercial markets.

 The following table sets forth the Corporation&acute;s average daily balance of liabilities for the years ended December 31, 2002, 2001 and 2000 by source together with the average interest rates paid thereon.
	Year ended December 31,
	2002			2001			2000
	Average Balance	% of Total Liabilities	Average Cost	Average Balance	% of Total Liabilities	Average Cost	Average Balance	% of Total Liabilities	Average Cost
Savings deposits	$ 1,731,965	28.8%	2.00%	$1,455,542	23.0%	2.79%	$1,440,686	19.9%	3.93%
Time deposits	1,751,206	28.8%	2.84%	1,972,984	31.2%	4.41%	2,051,311	28.4%	5.82%
Interest–bearing deposits	3,483,171	57.6%	2.42%	3,428,526	54.2%	3.72%	3,491,997	48.3%	5.04%
Federal funds, repos, and commercial paper
Term and capital notes	1,501,310	24.8%	3.75%	1,793,507	28.3%	5.10%	2,573,586	35.6%	6.27%
Total borrowings	329,822	5.4%	5.45%	408,708	6.5%	5.70%	441,384	6.1%	6.38%
Interest–bearing liabilities	1,831,132	30.2%	4.06%	2,202,215	34.8%	5.21%	3,014,970	41.7%	6.29%
Non–interest–bearing deposits	5,314,303	87.8%	2.99%	5,630,741	89.0%	4.30%	6,506,967	90.0%	5.62%
Other liabilities	614,327	10.2%	0.00%	592,394	9.4%	0.00%	624,148	8.6%	0.00%
Total non–interest–bearing liabilities	123,263	2.0%	0.00%	104,062	1.6%	0.00%	104,856	1.4%	0.00%
Total Liabilities
	737,590	12.2%	0.00%	696,456	11.0%	0.00%	729,004	10.0%	0.00%
	$6,051,893	100.0%	2.62%	$6,327,197	100.0%	3.83%	$7,235,971	100.0%	5.05%

The following table sets forth additional detail on the Corporation&acute;s average deposit base for the years ended December 31, 2002, 2001 and 2000.
	Year ended December 31,
Average Total Deposits	2002	2001	2000
	(In thousands)
Private Demand	$563,140	$541,687	$571,130
Public Demand	51,187	50,707	53,018
Non–interest–bearing	614,327	592,394	624,148

Savings Accounts	549,799	557,265	716,871
NOW and Super NOW accounts	488,563	373,957	293,505
Government NOW accounts	693,603	524,320	430,310
Savings Accounts	1,731,965	1,455,542	1,440,686

Certificates of deposit:
Under $100,000	295,442	367,157	315,684
$100,000 and over	1,252,751	1,421,079	1,406,567
936	42,075	81,582	134,611
Public time accounts	160,938	103,167	194,449
Certificates of deposit	1,751,206	1,972,985	2,051,311
Total Deposits	$4,097,498	$4,020,921	$4,116,145

The Corporation&acute;s most important source of funding is its customer deposits. Non–interest–bearing deposits, representing 10.2% of the Corporation&acute;s average total liabilities for the year ended December 31, 2002, are the least expensive source of funding for the Corporation. Total average deposits represented 67.7% and 63.6% of total average liabilities of the Corporation as of December 31, 2002 and December 31, 2001, respectively.

For the year ended December 31, 2002, the Corporation&acute;s customer deposits (average balance) consisted primarily of $614.3 million in non–interest–bearing checking accounts and $3.5 billion of interest–bearing deposits. Non–interest–bearing deposits and total interest–bearing deposits represented 10.2% and 57.6% of the Corporation&acute;s average total liabilities for the year ended December 31, 2002. This was a more favorable composition than in the previous year with 9.4% and 54.2% in non–interest–bearing and total interest–bearing deposits, respectively.

The average balance of the Corporation&acute;s borrowings decreased 16.9% from $2.2 billion for the year ended December 31, 2001 to $1.8 billion for the year ended December 31, 2002, pursuant to the Corporation&acute;s policy to shift to lower–paying deposits to finance average earning assets.

During September 2000 and August 2001, the Corporation borrowed $25.0 million, $26.0 million and $25.0 million, respectively, under a local tax–exempt revenue bond financing. The Corporation is required to use the net proceeds of these financing arrangements to fund loans to small and medium size qualified projects. During 2002 no revenue bonds were issued.

The Corporation&acute;s current funding strategy is to continue to use various alternative funding sources taking into account their relative cost, their availability and the general asset and liability management strategy of the Corporation, placing a stronger emphasis on obtaining client deposits and reducing reliance on borrowings.

For further information regarding the Corporation&acute;s borrowings, see Notes 12 and 13 to the consolidated financial statements.

Liquidity

The Corporation&acute;s general policy is to maintain liquidity adequate to ensure its ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet its own working capital needs. Liquidity is derived from the Corporation&acute;s capital, reserves and securities portfolio. The Corporation has established lines of credit with foreign and domestic banks, has access to U.S. markets through its commercial paper program and also has broadened its relationships in the federal funds and repurchase agreement markets to increase the availability of other sources of funds and to augment liquidity as necessary. As of December 31, 2002, the Corporation had $1.9 billion in unsecured lines of credit and $3.9 billion in collateralized lines of credit with banks and other financial entities. As of December 31, 2002, the Corporation had $1.0 billion available under its unsecured lines of credit and $2.4 billion available in collateralized lines of credit with banks and other financial entities. As of December 31, 2002, the investment portfolio was highly rated and very liquid, enabling the Corporation to treat it as a secondary source of liquidity.

The Corporation has a high credit rating, which permits the Corporation to utilize various alternative funding sources. The Corporation&acute;s current ratings are as follows:
	Standard & Poor's	Fitch IBCA

Short–term funding	A–1	F1
Long–term funding	A	A

Management monitors liquidity levels each month. The focus is on the liquidity ratio, which compares net liquid assets (all liquid assets not subject to collateral or repurchase agreements) against total liabilities plus contingent liabilities. As of December 31, 2002, the liquidity ratio for the Corporation was 17.98%. At December 31, 2002, the Corporation had total available liquid assets of $1.1 billion. The Corporation believes it has sufficient liquidity to meet current obligations.

Maturity and Interest Rate Sensitivity of Interest–Earning Assets as of December 31, 2002

The following tables set forth an analysis by type and time remaining to maturity of the Corporation&acute;s loans and securities portfolio as of December 31, 2002. Loans are stated before deduction of allowance for loan losses.

		As of December 31, 2002 Maturities and/or Next Repricing Date
		After One Year Through Five Years		After Five Years
	One Year or Less	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Total
	(In thousands)
Cash and Cash Equivalents	$532,159	$–	$–	$98,263	$–	$630,422
Investment Portfolio	771,356	1,560,123	–	36,569	–	2,368,048
Loans:
Commercial	1,292,047	339,218	–	322,991	–	1,954,256
Construction	245,373	20,073	–	44,059	–	309,505
Consumer	233,724	267,557	–	29,244	–	530,525
Mortgage	130,525	585,148	–	342,924	–	1,058,597
Total	$3,205,184	$2,772,119	$–	$874,050	$–	$6,851,353

Capital

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Corporation&acute;s consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the Corporation&acute;s assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices. The Corporation&acute;s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2002, the Corporation was well–capitalized under the regulatory framework for prompt corrective action. At December 31, 2002, the Corporation continued to exceed the regulatory risk–based capital requirements for well–capitalized institutions. A depository institution is deemed well–capitalized if it maintains a leverage ratio of at least 5%, a risk–based Tier I capital ratio of at least 6% and a risk–based total capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. Tier I capital and total capital to risk–adjusted assets ratios at December 31, 2002 were 12.26% and 13.51%, respectively, and the leverage ratio was 8.89%.

Capital Adequacy Data
	As of December 31,
	2002	2001	2000
	(In thousands)
Risk–Based Capital:
Tier I Capital	$557,983	$576,098	$579,004
Tier II Capital	56,947	52,857	55,526
Total Risk Capital	$614,930	$628,955	$634,530

Risk–Weighted Assets:
Balance Sheet Items(1)	$4,138,951	$4,795,741	$4,919,926
Off–balance Sheet Items	414,765	519,450	341,439
Excess of Allowance for Loan Losses	(1,009)	–	–
Total Risk–Weighted Assets	$4,552,707	$5,315,191	$5,261,365

Ratios:
Tier I Capital (minimum required–4%)	12.26%	10.84%	11.00%
Total Capital (minimum required–8%)	13.51%	11.83%	12.06%
Leverage Ratio (minimum required–3%)	8.89%	8.89%	7.53%
Total Equity to Assets	8.17%	7.73%	7.80%
Tangible Common Equity to Tangible Assets	7.07%	6.66%	6.66%
Equity to Loans	15.83%	13.61%	12.59%
Internal Capital Generation Rate	3.48%	8.77%	13.44%

(1) Net of ineligible assets (certain intangible and deferred tax assets)

Goodwill and Intangible Assets

Goodwill and intangible assets were $21.7 million at December 31, 2002, compared with $24.7 million at December 31, 2001. The decrease was principally due to the amortization of intangible assets, partially offset by mortgage servicing rights recognized during the year. Total goodwill and intangibles at December 31, 2002 and 2001 consisted of:
	2002	2001
	(Dollars in millions)
Mortgage Servicing Rights	$8.4	$7.1
Core Deposits Intangibles	2.7	7.0
Goodwill	10.6	10.6
	$21.7	$24.7

Stockholders&acute; Equity

As of December 31, 2002, total stockholders&acute; equity was $577.3 million or 8.2% of total assets, compared to $592.0 million or 7.7% of total assets as of December 31, 2001. The decrease was due to lower net income generated during the year ended December 31, 2002, the additional minimum pension liability of $8.5 million and the repurchase at a cost of $12.0 million of 747,560 shares of common stock under the stock repurchase programs approved by the Board of Directors. Dividends declared on common stock during 2002 totaled $17.7 million, representing dividends per share of $0.44.

On June 17, 2002, the Corporation issued 3,925,344 shares distributable due to a 10% stock dividend on common stock to shareholders of record as of July 9, 2002. The common stock dividend was distributed on July 31, 2002. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the consolidated financial statements have been restated to reflect the stock dividend.

Santander BanCorp was incorporated under the laws of the Commonwealth of Puerto Rico and is an 88% directly and indirectly owned subsidiary of Banco Santander Central Hispano, S.A. (BSCH). Santander BanCorp was created for the purpose of effecting a corporate reorganization and to serve as a bank holding company. On May 2nd, 2000 the corporate reorganization took place and Santander BanCorp now serves as the bank holding company for Banco Santander Puerto Rico and Subsidiaries (the Bank). As a result of this reorganization each of the Bank&acute;s outstanding shares of common stock was converted into one share of common stock of the Corporation. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board.

On September 26, 2000 the Corporation acquired 100% of the common stock of Santander Insurance Agency, Inc., formerly known as Inversiones y Desarrollos del Caribe, Inc. (INDECA), for the purpose of establishing an insurance agency. Santander Insurance Agency was approved by the Commissioner of Insurance of Puerto Rico to operate as an Insurance and General Agent, effective October 10, 2000.

During the fourth quarter of 2001, the Corporation obtained regulatory approval to open an international banking entity, Santander International Bank (SIB). SIB is a 100% owned subsidiary of BSPR and was created for the purpose of providing specialized products and services to foreign customers.

The Corporation adopted and implemented Stock Repurchase Programs in May 2000, December 2000 and June 2001. Under these programs the Corporation acquired 3% of its then outstanding common shares. During November 2002, the Corporation started a fourth Stock Repurchase Program under which it plans to acquire 3% of its outstanding common shares. As of December 31, 2002, 3,843,760 common shares amounting to $65,268,000 had been repurchased under these plans and are recorded at cost in the accompanying consolidated balance sheets.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

During 2002, 2001 and 2000, the Corporation declared and paid quarterly cash dividends of $0.11 per share to common shareholders.

A pricing committee of the Board of Directors fixed permanently the dividend rate of the Series A Preferred Stock to 7%, which is effective for dividends payments after June 30, 1998. The Corporation has continued to pay dividends on preferred stock at the rate of 7% annually. For each of the years ended December 31, 2002, 2001 and 2000 the Corporation paid $4.6 million in preferred dividends.

The terms of the Series A Preferred Stock do not permit the payment of cash dividends on the Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of the Series A Preferred Stock are entitled to receive non–cumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock.

The Series A Preferred Stock is not redeemable prior to July 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Corporation at the redemption prices set forth in the table below, subject to prior approval of the Federal Deposit Insurance Corporation and the Commissioner of Financial Institutions of Puerto Rico, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.
Year	Redemption Price
2003	$ 26.00
2004	25.75
2005	25.50
2006 and thereafter	25.00

The Corporation&acute;s common stock is listed on the New York Stock Exchange ("NYSE") and on the Madrid Stock Exchange (LATIBEX). The symbol on the NYSE and on the LATIBEX for the common stock is "SBP" and "XSBP," respectively. There were approximately 146 holders of record of the Corporation&acute;s common stock as of December 31, 2002, not including beneficial owners whose shares are held in names of brokers or other nominees.

The following table sets forth the high and low market prices of the Corporation&acute;s common stock for the periods indicated, after retroactive adjustment for the effect of the stock dividend declared on June 17, 2002.

	Market Price		Cash Dividends per Share	Book Value per Share
Period	High	Low

2002
1st Quarter	$18.60	$17.14	$0.11
2nd Quarter	19.67	15.50	0.11
3rd Quarter	18.05	12.00	0.11
4th Quarter	13.96	11.42	0.11	$12.03

2001
1st Quarter	$17.95	$16.99	$0.11
2nd Quarter	17.95	17.01	0.11
3rd Quarter	18.15	16.91	0.11
4th Quarter	18.14	17.00	0.11	$12.16

2000
1st Quarter	$15.45	$10.68	$0.11
2nd Quarter	12.39	10.68	0.11
3rd Quarter	15.00	10.34	0.11
4th Quarter	17.61	12.50	0.11	$11.82

Capital Expenditures

The following table reflects capital expenditures for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
	(In thousands)
Headquarters/branches	$1,134	$3,891	$2,372
Data processing equipment	2,150	5,276	3,063
Software	30,049	25,683	3,829
Other furniture and equipment	991	1,739	1,684
	$34,324	$36,589	$10,948

The Corporation continued investing aggressively in new technology during 2002 in order to achieve greater operational efficiency and provide higher quality products and services to its customers. The systems conversion project is part of the Parent Company&acute;s strategy to homogenize operations throughout its America Division, which is expected to result in superior technical support and operational efficiency. These investments are expected to improve the Corporation&acute;s position over its competitors. During 2002 all core applications were converted including teller platform, client information file (CIF), lending, deposits and general ledger. This represented the most significant portion of the conversion project. Ancillary applications will be converted during 2003. Other capital expenditures were controlled during 2002 as part of the Corporation&acute;s cost control policy.

Capital expenditures increased in 2001 as a result of a company wide information systems conversion. All core applications are being converted to an affiliated group– wide platform. The new technology will result in greater operational efficiency, enabling the Corporation to provide better quality service to its customers. As a result of this conversion, new data processing equipment has been acquired and installed throughout the Corporation in order to meet the software&acute;s requirements.

During 2001, the Corporation sold a lot in the Hato Rey area and divested itself of its in–store branch facilities. The Corporation also invested $2.2 million in improvements of existing facilities and $1.7 million in the construction of three new branches that started operations during 2002.

During 2000, the Corporation acquired one lot for future development of a parking facility in Hato Rey, and sold one of the lots acquired in 1999 and a building facility that was unoccupied.

Lower capital expenditures during 2000 were due to the Corporation&acute;s reorganization process, rationalization of facilities maximizing the use of Corporation&acute;s owned premises. In addition, the significant investments made during 1998 and 1999 resulted in fewer needs during 2000.

Environmental Matters

Under various environmental laws and regulations, a lender may be liable as an "owner" or "operator" for the costs of investigation or remediation of hazardous substances at any mortgaged property or other property of a borrower or at its owned or leased property regardless of whether the lender knew of, or was responsible for, the hazardous substances. In addition, certain laws in which some of the Corporation&acute;s assets are located impose a statutory lien, which may be prior to the lien of the mortgage, for costs incurred in connection with a cleanup of hazardous substances.

Some of the Corporation&acute;s mortgaged properties and owned and leased properties may contain hazardous substances or are located in the vicinity of properties that are contaminated. As a result, the value of such properties may decrease, the borrower&acute;s ability to repay the loan may be affected, the Corporation&acute;s ability to foreclose on certain properties may be affected or the Corporation may be exposed to potential environmental liabilities. The Corporation, however, is not aware of any such environmental costs or liabilities that would have a material adverse effect on the Corporation&acute;s results of operations or financial condition.

Puerto Rico Income Taxes

The Corporation is subject to Puerto Rico income tax. The maximum marginal statutory regular corporate tax rate that the Corporation is subject to under the PR Code is 39%. In computing its net income subject to the regular income tax, the Corporation is entitled to exclude from its gross income, interest derived on obligations of the Commonwealth of Puerto Rico and its agencies, instrumentalities and political subdivisions, obligations of the United States Government and its agencies and instrumentalities, certain FHA and VA loans and certain GNMA securities. In computing its net income subject to the regular income tax, the Corporation is entitled to claim a deduction for ordinary and necessary expenses, worthless debts, interest and depreciation, among others. The Corporation&acute;s deduction for interest is reduced in the same proportion that the average adjusted basis of its exempt obligations acquired after December 31, 1987 bears to the average adjusted basis of its total assets.

The Corporation is also subject to an alternative minimum tax of 22% imposed on its alternative minimum tax net income. In general, the Corporation&acute;s alternative minimum net income is an amount equal to its net income determined for regular income tax purposes, as adjusted for certain items of tax preference. To the extent that the Corporation&acute;s alternative minimum tax for a taxable year exceeds its regular tax, such excess is required to be paid by the Corporation as an alternative minimum tax. An alternative minimum tax paid by the Corporation in a taxable year may be claimed by the Corporation as a credit in future taxable years against the excess of its regular tax over the alternative minimum tax in such years.

Under the PR Code, corporations are not permitted to file consolidated tax returns with their subsidiaries and affiliates. However, the Corporation is entitled to a 100% dividend–received deduction with respect to dividends received from Banco Santander Puerto Rico, Santander Insurance Agency, or any other Puerto Rico corporation subject to tax under the PR Code and in which the Corporation owns at least 80% of the value of its stock or voting power.

Interest paid by the Corporation to non–resident foreign corporations is not subject to Puerto Rico income tax, provided such foreign corporation is not related to the Corporation. Dividends paid by the Corporation to non–resident foreign corporations and individuals (whether resident or not) are subject to a Puerto Rico income tax of 10%.

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

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Corporation&acute;s audited consolidated financial statements and the "Management&acute;s Discussion and Analysis of Results of Operations and Financial Condition."

Average Balance Sheets and Interest Rate Data

The following table shows average balances and, where applicable, interest amounts earned on a tax–equivalent basis and paid, and average rates for the Corporation&acute;s assets and liabilities and stockholders&acute; equity for the years ended December 31, 2002, 2001 and 2000.
	Year ended December 31,
	2002			2001			2000
	Average Balance	Interest	Average rate	Average Balance	Interest	Average rate	Average Balance	Interest	Average rate
	(Dollars In thousands)
ASSETS:
Interest–earning assets:
Interest–bearing deposits	$81,590	$1,042	1.28%	$92,733	$1,671	1.80%	$62,761	1,716	2.73%
Federal funds sold and securities purchased under agreements to resell	171,418	3,049	1.78%	126,164	4,399	3.49%	54,631	3,530	6.46%
Total short–term assets	253,008	4,091	1.62%	218,897	6,070	2.77%	117,392	5,246	4.47%
US Treasury securities	378,073	6,497	1.72%	238,655	9,801	4.11%	206,707	13,176	6.37%
Obligations of other US government agencies and corporations	1,190,360	55,902	4.70%	1,193,043	83,203	6.97%	1,866,540	126,206	6.76%
Obligations of government of Puerto Rico and political subdivisions	33,330	3,080	9.24%	27,379	2,581	9.43%	35,568	2,822	7.93%
Collateralized mortgage obligations and mortgage–backed securities	293,884	13,562	4.61%	477,117	26,467	5.55%	612,960	42,078	6.86%
Other	68,453	2,494	3.64%	49,120	4,824	9.82%	79,888	5,657	7.08%
Total investment securities	1,964,100	81,535	4.15%	1,985,314	126,876	6.39%	2,801,663	189,939	6.78%
Loans, net	4,088,783	291,827	7.14%	4,389,189	375,370	8.55%	4,522,601	442,203	9.78%
Total interest–earning assets/ interest income (tax equivalent basis)	6,305,891	377,453	5.99%	6,593,400	508,316	7.71%	7,441,656	637,388	8.57%
Total non–interest–earning assets	346,883			331,170			363,801
Total assets	$6,652,774			$6,924,570			$7,805,457

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest–bearing liabilities:
Savings and NOW accounts	$1,731,965	$34,646	2.00%	$1,455,542	$40,541	2.79%	$1,440,686	$56,640	3.93%
Other time deposits	1,751,206	49,762	2.84%	1,972,984	87,025	4.41%	2,051,311	119,398	5.82%
Borrowings	1,501,310	56,369	3.75%	1,793,507	91,462	5.10%	2,573,586	161,384	6.27%
Term notes	323,740	17,704	5.47%	388,708	22,287	5.73%	421,384	26,897	6.38%
Subordinated notes	6,082	278	4.57%	20,000	990	4.95%	20,000	1,281	6.41%
Total interest–bearing liabilities/ interest expense	5,314,303	158,759	2.99%	5,630,741	242,305	4.30%	6,506,967	365,600	5.62%
Total non–interest–bearing liabilities	737,590			696,456			729,004
Total liabilities	6,051,893			6,327,197			7,235,971
Stockholders' equity	600,881			597,373			569,486
Total liabilities and stockholders' equity	$6,652,774			$6,924,570			$7,805,457
Net interest income		$218,694			$266,011			$271,788
Cost of funding earning assets			2.52%			3.67%			4.91%
Net interest margin (tax equivalent basis)			3.47%			4.03%			3.65%

Deloitte & Touche LLP

1200 Hato Rey Tower

268 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918–2511

Tel: (787) 759–7171

Fax: (787) 756–6340

www.us.deloitte.com

INDEPENDENT AUDITORS&acute; REPORT

To the Board of Directors and Stockholders of Santander BanCorp

We have audited the accompanying consolidated balance sheet of Santander BanCorp and subsidiaries (the "Corporation", a Puerto Rico corporation and a subsidiary of Santander Central Hispano, S.A.) as of December 31, 2002, and the related consolidated statements of income, changes in stockholders&acute; equity, changes in other comprehensive income and cash flows for the year then ended. These financial statements are the responsibility of the Corporation&acute;s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Santander BanCorp and subsidiaries as of December 31, 2001, and for each of the two years in the period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 7, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of Santander BanCorp and subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

[corporate signature]

January 23, 2003

Stamp No. 1857042

affixed to original.

[logo Deloitte Touche Tohmatsu]

Consolidated Balance Sheets December 31, 2002 and 2001

(Dollars in thousands, except per share data)
ASSETS	2002	2001

Cash and Cash Equivalents:
Cash and due from banks	$98,302	$135,425
Interest–bearing deposits	268,620	911,302
Federal funds sold and securities purchased under agreements to resell	263,500	100,000
Total cash and cash equivalents	630,422	1,146,727
Investment Securities Available For Sale, at fair value:
Securities pledged that can be repledged	389,342	959,229
Other investment securities available for sale	882,348	473,883
Total investment securities available for sale	1,271,690	1,433,112
Investment Securities Held To Maturity, at amortized cost:
Securities pledged that can be repledged	956,681	34,978
Other investment securities held to maturity	139,677	420,706
Total investment securities held to maturity	1,096,358	455,684
Loans Held For Sale, Net	197,613	115,957
Loans, Net	3,597,314	4,273,001
Premises And Equipment, Net	63,198	68,407
Accrued Interest Receivable	41,110	38,837
Goodwill	10,552	10,552
Intangible Assets	11,129	14,125
Other Assets	145,814	103,509
	$7,065,200	$7,659,911
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Non–interest–bearing	$628,324	$628,566
Interest–bearing	3,891,338	4,165,165
Total deposits	4,519,662	4,793,731
Federal Funds Purchased and Other Borrowings	245,960	485,000
Securities Sold Under Agreements to Repurchase	1,250,039	976,686
Commercial Paper Issued	39,991	349,176
Subordinated Capital Notes	–	20,000
Term Notes	307,464	329,774
Accrued Interest Payable	25,050	20,367
Other Liabilities	99,706	93,164
Total liabilities	6,487,872	7,067,898

Contingencies And Commitments

Stockholders&acute; Equity:
Series A preferred stock, $25 par value; 10,000,000 shares authorized; 2,610,008 shares issued and outstanding	65,250	65,250
Common stock, $2.50 par value; 200,000,000 shares authorized, 46,410,214 and 42,484,870 shares issued in December 2002 and 2001, respectively; 42,566,454 and 39,388,670 shares outstanding in December 2002 and 2001, respectively	116,026	106,212
Capital paid in excess of par value	187,742	122,457
Treasury stock at cost, 3,843,760 and 3,096,200 shares in 2002 and 2001, respectively	(65,268)	(53,277)
Accumulated other comprehensive loss, net of taxes	(12,692)	(11,347)
Retained earnings–
Reserve fund	116,482	114,418
Undivided profits	169,788	248,300
Total stockholders' equity	577,328	592,013
	$7,065,200	$7,659,911

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Income

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands, except per share data)
	2002	2001	2000
Interest Income:
Loans	$289,208	$370,668	$434,957
Investment securities	70,980	108,645	171,842
Interest–bearing deposits	1,042	1,671	1,716
Federal funds sold and securities purchased under agreements to resell	3,049	4,399	3,530
Total interest income	364,279	485,383	612,045

Interest Expense:
Deposits	84,408	127,566	176,038
Securities sold under agreements to repurchase and other borrowings	74,073	113,749	188,281
Subordinated capital notes	278	990	1,281
Total interest expense	158,759	242,305	365,600

Net interest income	205,520	243,078	246,445

Provision for Loan Losses	63,630	65,430	37,000

Net interest income after provision for loan losses	141,890	177,648	209,445

Other Income:
Service charges, fees and other	40,372	39,938	38,999
Gain (loss) on sale of securities	12,236	18,282	(3,801)
Gain on sale of mortgage servicing rights	427	530	1,463
(Loss) gain on derivatives	(105)	(2,767)	95
Other gains and losses	15,781	18,248	19,558
Total other income	68,711	74,231	56,314
Other Operating Expenses:
Salaries and employee benefits	75,513	74,530	69,744
Occupancy costs	13,125	14,126	15,262
Equipment expenses	11,317	11,920	13,007
Other operating expenses	89,165	84,631	76,710
Total other operating expenses	189,120	185,207	174,723
Income Before Provision for Income Tax and Cumulative Effect of Change in Accounting Principle	21,481	66,672	91,036
Provision for Income Tax	575	6,026	14,486

Income before cumulative effect of change in accounting principle	20,906	60,646	76,550
Cumulative effect of change in accounting principle, net of tax	–	(8,246)	–
Net income	20,906	52,400	76,550
Dividends to Preferred Shareholders	4,568	4,568	4,567
Net income available to common shareholders	$16,338	$47,832	$71,983

Basic and Diluted Earnings per Common Share Before Cumulative Effect of Change in Accounting Principle	$0.38	$1.28	$1.56
Cumulative Effect of Change in Accounting Principle	–	(0.19)	–
Basic and diluted earnings per common share	$0.38	$1.09	$1.56

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Stockholders&acute; Equity

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)
	2002	2001	2000
Preferred Stock:
Balance at beginning of year	$65,250	$65,250	$65,250
Balance at end of year	65,250	65,250	65,250
Common Stock:
Balance at beginning of year	106,212	106,212	96,557
Retirement of common stock
Stock dividend distributed	9,814	–	9,655
Balance at end of year	116,026	106,212	106,212
Common Stock Dividend Distributable:
Balance at beginning of year	–	–	9,656
Common stock dividend distributable, 3,862,219 shares	–	–	(9,656)
Balance at end of year	–	–	–
Capital Paid in Excess of Par Value:
Balance at beginning of year	122,457	122,457	122,457
Stock dividend distributed	65,285	–	–
Balance at end of year	187,742	122,457	122,457
Treasury stock at cost:
Balance at beginning of year	(53,277)	(23,251)	–
Stock repurchased at cost	(11,991)	(30,026)	(23,251)
Balance at end of year	(65,268)	(53,277)	(23,251)
Accumulated Other Comprehensive Income, net of taxes:
Balance at beginning of year	(11,347)	(7,316)	(26,356)
Unrealized net gain on investment securities available
for sale, net of tax	7,382	2,360	19,040
Unrealized net loss on cash flow hedges, net of tax	(180)	(6,391)	–
Minimum pension liability, net of tax	(8,547)	–	–
Balance at end of year	(12,692)	(11,347)	(7,316)
Reserve Fund:
Balance at beginning of year	114,418	109,646	101,971
Transfer from undivided profits	2,064	4,772	7,675
Balance at end of year	116,482	114,418	109,646
Redemption Fund:
Balance at beginning of year	–	–	10,000
Transfer to undivided profits	–	–	(10,000)
Balance at end of year	–	–	–
Undivided Profits:
Balance at beginning of year	248,300	222,818	167,081
Net income	20,906	52,400	76,550
Transfers	(2,064)	(4,772)	2,325
Deferred tax benefit amortization	(35)	(50)	(49)
Common stock cash dividends	(17,652)	(17,528)	(18,522)
Preferred stock cash dividends	(4,568)	(4,568)	(4,567)
Stock dividend distributed	(75,099)	–	–
Balance at end of year	169,788	248,300	222,818
Total stockholders' equity	$577,328	$592,013	$595,816

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Other Comprehensive Income

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)
	2002	2001	2000
Comprehensive income
Net income	$20,906	$52,400	$76,550
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments securities available for sale, net of tax	2,979	4,739	21,289
Reclassification adjustment for gains and losses included in net income, net of tax	4,404	(2,379)	(2,249)
Unrealized gains on investments securities transferred to the held to maturity category, net of amortization	(1)	–	–
Unrealized gains (losses) on investment securities available for sale, net of tax	7,382	2,360	19,040
Unrealized losses on cumulative effect of change in accounting principle for cash flow hedges, net of tax	–	(1,507)	–
Unrealized gains (losses) on cash flow hedges, net of tax	(2,011)	(4,884)	–
Reclassification adjustment for gains and losses included in net income, net of tax	1,831	–	–
Unrealized gains (losses) on cash flow hedges, net of tax	(180)	(6,391)	–
Minimum Pension Liability, net of tax	(8,547)	–	–
Other comprehensive income (loss), net of tax	(1,345)	(4,031)	19,040
Comprehensive income	$19,561	$48,369	$95,590

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$20,906	$52,400	$76,550
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principle	–	13,518	–
Depreciation and amortization	24,796	23,524	23,449
Deferred tax benefit	(70)	(8,702)	(1,750)
Provision for loan losses	63,630	65,430	37,000
(Gain) loss on sale of securities	(12,236)	(18,282)	3,801
Gain on sale of mortgage servicing rights	(427)	(530)	(1,463)
Loss on derivatives	105	2,360	–
Trading losses	859	48	18
Net discount accretion on securities	(8,835)	(9,789)	(11,219)
Net premium amortization (discount accretion) on loans	392	(301)	(974)
Purchases and originations of loans held for sale	(485,430)	(468,950)	(258,785)
Proceeds from sales of loans held for sale	324,535	108,101	57,007
Repayments of loans held for sale	79,239	341,363	162,980
Proceeds from sales of trading securities	146,681	62,173	45,260
Purchases of trading securities	(147,540)	(62,125)	(45,242)
(Increase) decrease in accrued interest receivable	(3,499)	19,492	(179)
Increase in other assets	(53,170)	(22,751)	(43,681)
Increase (decrease) in accrued interest payable	8,127	(18,865)	(5,489)
(Decrease) increase in other liabilities	(8,964)	7,865	(2,247)
Total adjustments	(71,807)	33,579	(41,514)
Net cash (used in) provided by operating activities	(50,901)	85,979	35,036

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in interest–bearing deposits	–	–	200
Proceeds from sales of investment securities available for sale	1,632,649	2,952,398	338,045
Proceeds from maturities of investment securities available for sale	9,001,349	1,034,751	761,000
Purchases of investment securities available for sale	(10,706,915)	(5,043,819)	(920,697)
Proceeds from maturities of investment securities held to maturity	552,381	1,444,640	179,500
Purchases of investment securities held to maturity	(1,435,272)	(1,513,318)	(167,963)
Repayment of securities and securities called	509,713	1,952,512	193,149
Payments on derivative transactions	(3,450)	–	–
Purchases of mortgage loans	(1,583)	(49,042)	(43,268)
Net decrease in loans	613,446	52,290	61,728
Proceeds from sales of mortgage servicing rights	427	530	1,463
Capital expenditures	(4,275)	(7,354)	(1,899)
Net cash provided by investing activities	158,470	823,588	401,258

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(272,481)	(129,536)	860,368
Net (decrease) increase in federal funds purchased and other borrowings	(239,040)	160,000	(251,000)
Net increase (decrease) in securities sold under agreements to repurchase	273,353	(187,129)	(710,061)
Net (decrease) increase in commercial paper issued	(309,185)	279,410	(343,608)
Net (decrease) increase in term notes	(22,310)	(104,617)	20,390
Payment of subordinated capital notes	(20,000)	–	(10,000)
Repurchase of common stock	(11,991)	(30,026)	(23,251)
Dividends paid	(22,220)	(22,096)	(23,089)
Net cash used in financing activities	(623,874)	(33,994)	(480,251)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(516,305)	875,573	(43,957)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,146,727	271,154	315,111
CASH AND CASH EQUIVALENTS, END OF PERIOD	$630,422	$1,146,727	$271,154

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements December 31, 2002, 2001 and 2000

1. Summary of Significant Accounting Policies and Other Matters:

The accounting and reporting policies of Santander BanCorp (the "Corporation"), an 88% owned subsidiary of Santander Central Hispano, S.A., conform with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "GAAP") and with general practices within the financial services industry.

Following is a summary of the Corporation&acute;s most significant accounting policies:

Nature of Operations and Use of Estimates

Santander BanCorp is a bank holding company offering a full range of financial services through its wholly owned banking subsidiary Banco Santander Puerto Rico. The Corporation also engages in mortgage banking and insurance agency services through its non–banking subsidiaries, Santander Mortgage Corporation and Santander Insurance Agency, respectively.

The Corporation was reorganized on May 2, 2000, under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for Banco Santander Puerto Rico and Subsidiaries (the "Bank") and other entities as management deemed appropriate. As a result of this reorganization each of the Bank&acute;s outstanding shares of common stock was converted into one share of common stock of the new bank holding company. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. The reorganization was treated as a tax–free reorganization and the exchange by the Bank&acute;s shareholders of their shares of the Bank&acute;s common stock for shares of Santander BanCorp common stock constituted a tax–free exchange for purposes of Puerto Rico income tax laws. The reorganizations were recorded at historical cost in a manner similar to a pooling of interests. Accordingly, at acquisition date, the Corporation recorded the assets acquired and liabilities assumed at book value and the consolidated balance sheets, statements of income, changes in stockholders&acute; equity, comprehensive income, and cash flows were presented as if the entities had been merged at the beginning of the year. All significant intercompany balances and transactions were eliminated.

On September 26, 2000, the Corporation acquired 100% of the common stock of Santander Insurance Agency, formerly known as Inversiones y Desarrollos del Caribe, Inc. (INDECA) for the purpose of establishing an insurance agency. Santander Insurance Agency was approved by the Commissioner of Insurance of Puerto Rico to operate as an insurance and general agent, effective October 10, 2000.

Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board.

In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, Santander Insurance Agency, the Bank and the Bank&acute;s wholly owned subsidiaries, Santander Mortgage Corporation and Santander International Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Purchased under Agreements to Resell

The Corporation purchases securities under agreements to resell. The amounts advanced under these agreements represent short–term financing transactions.

Loans and related income and costs

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay–off are reported at their outstanding unpaid principal balances adjusted for charge–offs, the allowance for loan losses and unearned finance charges and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Discounts and premiums on purchased loans are amortized to income over the expected lives of the loans using methods that approximate the interest method.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, but in no event is it recognized after 90 days in arrears on payments of principal or interest, except for credit cards and mortgage loans for which interest is not recognized after four months. When interest accrual is discontinued, all unpaid interest is reversed. Interest income is subsequently recognized only to the extent that it is received.

Trading Account

The Corporation acquires securities for trading and carries its trading account at market. Financial instruments including, to a limited extent, derivatives, such as option contracts, are utilized by the Corporation in dealing and other trading activities and are carried at market value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account in the period in which the changes occur. Interest revenue and expense arising from trading instruments are included in the statement of income as part of net interest income rather than in the trading profit or loss account.

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

Investment Securities Held to Maturity

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities held to maturity those investments that it has the intent and the ability to hold until maturity.

Derivative Financial Instruments

The Corporation uses derivative financial instruments mostly as hedges of interest rate risk, changes in fair value of assets and liabilities and to secure future cash flows. Until December 31, 2000, gains and losses on these contracts were deferred and were reflected in income when the contracts were settled.

Effective January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (refer to Note 20). These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statements require that all derivative instruments be recognized as assets and liabilities at fair value. If certain conditions are met, the derivative may qualify for hedge accounting treatment and be designated as one of the following types of hedges: (a) hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (b) a hedge of the exposure to variability of cash flows of a recognized asset, liability or forecasted transaction ("cash flow hedge") or (c) a hedge of foreign currency exposure ("foreign currency hedge").

In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognized in current period earnings along with the change in value of the designated hedged item. In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognized in other comprehensive income, until such time as those earnings are affected by the variability of the cash flows of the underlying hedged item. In either a fair value hedge or a cash flow hedge, net earnings may be impacted to the extent the changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. If the derivative is not designated as a hedging instrument, the changes in fair value of the derivative are recorded in earnings.

Certain contracts contain embedded derivatives. When the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, it should be bifurcated, carried at fair value, and designated as a trading or non–hedging derivative instrument.

Prior to the implementation of these statements, substantially all of the Corporation&acute;s derivatives were accounted for as off–balance sheet hedging contracts not marked to market. The net effect of amounts to be paid or received under interest rate swaps was recorded as an adjustment to interest expense. Premiums on caps were amortized over the term of the contract. Income or expenses arising from the instruments were recorded in the category appropriate to the related asset or liability.

Off–Balance Sheet Instruments

In the ordinary course of business, the Corporation enters into off–balance sheet instruments consisting of commitments to extend credit, stand by letters of credit and financial guarantees (see Note 21). Such financial instruments are recorded in the financial statements when they are funded or when related fees are incurred or received. The Corporation periodically evaluates the credit risks inherent in these commitments, and establishes loss allowances for such risks if and when these are deemed necessary.

Loans Held for Sale

Loans held for sale are recorded at the lower of cost or market computed on the aggregate portfolio basis. The amount, by which cost exceeds market value, if any, is accounted for as a valuation allowance with changes included in the determination of net income for the period in which the change occurs.

Allowance for Loan Losses

The allowance for loan losses is a current estimate of the losses inherent in the present portfolio based on management's ongoing quarterly evaluations of the loan portfolio. Estimates of losses inherent in the loan portfolio involve the exercise of judgment and the use of assumptions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision, as more information becomes available. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge–offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses in the loan portfolio and the related allowance may change in the near term.

The Corporation follows a systematic methodology to establish and evaluate the adequacy of the allowance for loan losses. This methodology consists of several key elements.

Larger commercial and construction loans that exhibit potential or observed credit weaknesses are subject to individual review. Where appropriate, allowances are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation.

Included in the review of individual loans are those that are impaired as defined by GAAP. Any allowances for loans deemed impaired are measured based on the present value of expected future cash flows discounted at the loans' effective interest rate or fair value of the underlying collateral. Commercial business, commercial real estate and construction loans exceeding $250,000 are individually evaluated for impairment. Other loans are evaluated in homogeneous groups and collectively evaluated for impairment. Loans that are recorded at fair value or at the lower of cost or fair value are not evaluated for impairment. Impaired loans for which the discounted cash flows, collateral value or market price exceeds its carrying value do not require an allowance. The Corporation evaluates the collectibility of both principal and interest when assessing the need for loss accrual.

Historical loss rates are applied to other commercial loans not subject to individual review. The loss rates are derived from historical loss trends for three years.

Homogeneous loans, such as consumer installments, credit cards and residential mortgage loans are not individually risk graded. Allowances are established for each pool of loans based on the expected net charge–offs for one year. Loss rates are based on the average net charge–off history for one to three years by loan category.

An unallocated allowance is maintained to recognize the imprecision in estimating and measuring loss when evaluating allowances for individual loans or pools of loans.

Historical loss rates for commercial and consumer loans may also be adjusted for significant factors that, in management's judgment, reflect the impact of any current condition on loss recognition. Factors which management considers in the analysis include the effect of the national and local economies, trends in the nature and volume of loans (delinquencies, charge–offs, non–accrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Corporation&acute;s internal credit examiners.

Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge–off experience.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization which is computed utilizing the straight–line method over the estimated useful lives of the assets which range between three and fifty years. Leasehold improvements are stated at cost and are amortized using the straight–line method over the estimated useful lives of the assets or the term of the lease, whichever is lower. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

The Corporation evaluates for impairment its long–lived assets, including certain identifiable intangibles and long–lived assets to be disposed of, whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

Other Real Estate

Other real estate, normally obtained through foreclosure or other workout situations, is included in other assets and stated at the lower of fair value minus estimated costs to sell. Upon foreclosure, the recorded amount of the loss is written–down, if applicable, to the fair value less estimated costs of disposal of the real estate acquired, by charging the allowance for loan losses. Gains or losses on disposition of other real estate and related operating income and maintenance expenses are included in current operations.

Goodwill

The Corporation adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets" effective January 1, 2002. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based on an independent assessment of the value of the Corporation's goodwill at January 1, 2002 and October 1, 2002, it was determined that the Corporation's goodwill was not impaired.

Goodwill amortization, net of tax, for the years ended December 31, 2001 and 2000 was approximately $730,000 and $743,000, respectively. On a proforma basis, diluted and basic earnings per common share for 2001 and 2000 would have been $1.11 and $1.58, respectively, if goodwill amortization were excluded from net income (Refer to Note 9).

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

The Corporation recognizes as a separate asset the right to service mortgage loans for others whenever those servicing rights are acquired. The Corporation acquires mortgage servicing rights by purchasing or originating loans and selling or securitizing those loans (with the servicing rights retained) and allocates the total cost of the mortgage loans to the mortgage servicing rights (included in intangible assets in the accompanying consolidated balance sheets) and the loans based on their relative fair values. Further, mortgage servicing rights are assessed for impairment based on the fair value of those rights. Mortgage servicing rights are amortized over the estimated life of the related servicing income. Mortgage loan servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2002 and 2001, the unpaid principal balances of mortgage loans serviced for others amounted to approximately $706,721,000 and $349,832,000, respectively. In connection with these mortgage servicing activities, the Corporation administered escrow and other custodial funds which amounted to approximately $2,344,000 and $2,921,000 at December 31, 2002 and 2001, respectively.

Trust Services

In connection with its trust activities, the Corporation administers and is custodian of assets which amounted to approximately $7,209,000,000 and $6,733,000,000 at December 31, 2002 and 2001. Due to the nature of trust activities, these assets are not included in the Corporation&acute;s consolidated balance sheets.

Securities Sold under Agreement to Repurchase

The Corporation sells securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short–term financing transactions and the securities underlying the agreements remain in the asset accounts.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer of financial assets is accounted for as a sale, when control over the assets has been surrendered. The Corporation recognizes the financial assets and servicing assets it controls and the liabilities it has incurred. At the same time, it ceases to recognize financial assets when control has been surrendered and liabilities when they are extinguished.

Income Taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation&acute;s financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Common Share

Basic and diluted earnings per common share are computed by dividing net income available to common shareholders, by the weighted average number of common shares outstanding during the period. The Corporation&acute;s average number of common shares outstanding used in the computation of earnings per common share, after giving retroactive effect to the stock dividends declared on June 17, 2002 and January 11, 2000 (see Note 15), were 43,070,067, 43,951,719 and 46,066,196 for the years ended December 31, 2002, 2001 and 2000. Basic and diluted earnings per common share are the same since no stock options or other stock equivalents were outstanding during the years ended December 31, 2002, 2001 and 2000.

Recent Accounting Pronouncements that Affect the Corporation

As required, on July 1, 2001, the Corporation adopted SFAS No. 141 "Business Combinations" which requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method, thereby eliminating the use of the pooling–of–interests method. SFAS No. 141 further requires that intangible assets meeting one of two criteria – the contractual–legal criterion or the separability criterion – must be recognized apart from goodwill. The Corporation has had no business combinations subsequent to June 30, 2001.

On January 1, 2002, the Corporation adopted Statement of Financial Accounting No. 144 "Accounting for the Impairment or Disposal of Long–Lived Assets." This Statement requires that one accounting model be used for long–lived assets to be disposed of by sale, whether previously held and used or newly acquired, and broadens the presentation of discontinued operations to include more disposal transactions. The Corporation&acute;s adoption of this statement did not have any effect on its consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. This amendment is effective for fiscal years beginning after May 15, 2002.

SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to require that certain lease modifications that have economic effects similar to sale–leaseback transactions be accounted for in the same manner as sale–leaseback transactions. This amendment became effective for transactions occurring after May 15, 2002. The Corporation believes that the implementation of SFAS No. 145 will not have a material effect on the Corporation&acute;s consolidated results of operations or consolidated financial position.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Corporation's adoption of this statement is not expected to have a material effect on its consolidated financial position and results of operations.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 147 (SFAS No. 147), "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." This Statement removes acquisitions of financial institutions from the scope of FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17, When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statements No. 141, and No. 142. In addition, SFAS No. 147 amends FASB Statement No. 144 to include in its scope long–term customer–relationship intangible assets of financial institutions such as depositor and borrower–relationship intangible assets and credit cardholder intangible assets. The implementation of SFAS No. 147 did not have a material effect on the Corporation&acute;s consolidated results of operations or consolidated financial position.

Interest on borrowings

Interest expense on borrowings includes interest on securities sold under agreement to repurchase, federal funds purchased and other borrowings.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 consolidated financial statements to conform these to the 2002 presentation.

Statements of Cash Flows

All highly liquid instruments with maturity of three months or less, when acquired or generated, are considered cash equivalents.

Supplemental Disclosures of Cash Flow Information:

	2002	2001	2000
	(In thousands)

Cash paid during the year for:
Interest	$154,076	$261,170	$371,089
Income taxes	$502	$9,753	$24,670

Noncash transactions:
Stock dividend (Refer to Note 15)	$75,099	$–	$–
Minimum pension liability (Refer to Note 18)	$8,547	$–	$–

2. Trading Securities:

Proceeds from sales of trading securities during 2002, 2001 and 2000 were approximately $146,681,000, $62,173,000 and $45,260,000, respectively. Gross gains of approximately $60,000, $54,000 and $19,000 were realized during 2002, 2001 and 2000, respectively, and gross losses of approximately $920,000, $6,000 and $1,000 were realized during 2002, 2001 and 2000, respectively. During 2002, 2001, and 2000, the Corporation conducted its trading activities mostly with U.S. Treasury securities. At December 31, 2002 and 2001, the Corporation had no trading securities outstanding.

3. Investment Securities Available for Sale:

The amortized cost, gross unrealized gains and losses, fair value and weighted average yield of investment securities available–for–sale by contractual maturity as of December 31 are as follows:
	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Yield
	(In thousands)

Treasury and agencies of the United States Government:
Within one year	$496,741	$3	$14	$496,730	1.38%
After one year but within five years	722,563	3,873	14	726,422	2.12%
	1,219,304	3,876	28	1,223,152	1.86%
Commonwealth of Puerto Rico and its subdivisions:
Within one year	35,052	–	7	35,045	1.37%
After one year but within five years	7,385	92	–	7,477	3.53%
After five years but within ten years	5,970	46	–	6,016	4.23%
	48,407	138	7	48,538	2.05%
	$1,267,711	$4,014	$35	$1,271,690	1.82%

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Yield
	(In thousands)
Treasury and agencies of the United States Government:
Within one year	$101,728	$10	$–	$101,738	2.04%
After one year but within five years	1,164,301	1,847	9,076	1,157,072	4.77%
	1,266,029	1,857	9,076	1,258,810	4.55%

Commonwealth of Puerto Rico and its subdivisions:
After five years but within ten years	22,000	67	–	22,067	5.30%
Over ten years	5,670	8	224	5,454	6.40%
	27,670	75	224	27,521	5.53%
Mortgage–backed securities:
Over ten years	147,536	166	921	146,781	6.14%
	$1,441,235	$2,098	$10,221	$1,433,112	4.73%

Contractual maturities on certain securities including mortgage–backed securities, could differ from actual maturities since certain issuers have the right to call or prepay these securities.

The weighted average yield on investment securities available for sale is based on amortized cost, therefore it does not give effect to changes in fair value.

Proceeds from sales of investment securities available for sale were approximately $1,632,649,000, $2,952,398,000 and $338,045,000 in 2002, 2001 and 2000, respectively. In 2002 and 2001, gross gains of approximately $12,227,000 and $18,265,000, respectively, were realized. Gross losses of approximately $3,846,000 were realized in 2000.

4. Investment Securities Held to Maturity:

The amortized cost, gross unrealized gains and losses, fair value and weighted average yield of investment securities held to maturity by contractual maturity as of December 31 are as follows:
	2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Yield
	(In thousands)
Treasury and agencies of the United States Government:
Within one year	$149,363	$88	$–	$149,451	2.35%
After one year but within five years	782,892	67,276	–	850,168	5.04%
	932,255	67,364	–	999,619	5.04%
Commonwealth of Puerto Rico and its subdivisions:
Within one year	4,104	19	–	4,123	4.79%
After one year but within five years	24,460	760	–	25,220	5.43%
After five years but within ten years	1,159	15	–	1,174	6.79%
Over ten years	11,294	273	–	11,567	6.40%
	41,017	1,067	–	42,084	5.68%
Mortgage–backed securities:
Within one year	13	–	–	13	10.47%
After one year but within five years	7,115	185	–	7,300	3.86%
After five years but within ten years	10,034	789	1	10,822	8.70%
Over ten years	79,474	1,389	38	80,825	3.91%
	96,636	2,363	39	98,960	4.40%
Foreign governments:
Within one year	50	–	–	50	6.20%
After one year but within five years	150	–	–	150	7.14%
	200	–	–	200	6.91%

Other securities	26,250	–	–	26,250	4.87%
	$1,096,358	$70,794	$39	$1,167,113	4.64%

	2001
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted Average Yield
	(In thousands)

Treasury and agencies of the United States Government:
After five years but within ten years	$125,601	$420	$–	$126,021	6.00%

Commonwealth of Puerto Rico and its subdivisions:
Within one year	61,386	2	–	61,388	2.05%
After one year but within five years	7,177	34	–	7,211	6.95%
After five years but within ten years	12,887	325	–	13,212	6.79%
Over ten years	6,142	61	–	6,203	6.15%
	87,592	422	–	88,014	3.44%
Mortgage–backed securities:
Within one year	34	–	–	34	9.62%
After one year but within five years	11,163	198	256	11,105	4.14%
After five years but within ten years	14,113	1,040	3	15,150	8.77%
Over ten years	188,181	835	663	188,353	2.67%
	213,491	2,073	922	214,642	3.16%
Foreign governments:
After one year but within five years	50	–	–	50	7.50%
After five years but within ten years	200	–	–	200	6.91%
	250	–	–	250	7.03%

Other securities	28,750	–	–	28,750	4.54%
	$455,684	$2,915	$922	$457,677	4.08%

Contractual maturities on certain securities, including mortgage–backed securities, could differ from actual maturities since some issuers have the right to call or prepay these securities.

The weighted average yield on investment securities held to maturity is based on amortized cost. Therefore, it does not give effect to changes in fair value.

Proceeds from investment securities held to maturity that were called by the issuer were approximately $509,713,000, $903,757,000 and $4,204,000 in 2002, 2001 and 2000, respectively. Gross gains of approximately $9,000 and $17,000 were realized in 2002 and 2001 from investments called. No losses were realized from investment securities called.

5. Investments Pledged:

At December 31, 2002 investment securities amounting to $523,296,000 and $1,346,023,000 are pledged to secure deposits of public funds and securities sold under agreements to repurchase and other borrowings, respectively.

6. Loans:

The Corporation&acute;s loan portfolio at December 31 consists of the following:
	2002	2001
	(In thousands)

Commercial and industrial	$1,971,800	$2,271,876
Consumer	525,127	689,669
Construction	309,964	328,846
Mortgage	861,324	1,052,813
	3,668,215	4,343,204
Unearned income	(12,945)	(17,346)
Allowance for loan losses	(57,956)	(52,857)
	$3,597,314	$4,273,001

At December 31, the recorded investment in loans that were considered impaired is as follows:
	2002	2001
	(In thousands)
Impaired loans with related allowance	$4,287	$12,686
Impaired loans that did not require allowance	46,906	41,221
Total impaired loans	$51,193	$53,907

Allowance for impaired loans	$3,137	$2,770
Impaired loans measured based on value of collateral	$50,596	$53,907
Impaired loans measured based on discounted cash flows	$597	$–
Interest income recognized on impaired loans	$46	$67

The average balance of impaired loans during the years 2002, 2001 and 2000 approximated the outstanding balances as of year–end.

The following schedule reflects the approximate outstanding principal amount and the effect on earnings of nonperforming loans.

	2002	2001	2000
	(In thousands)
Principal balance as of December 31	$123,438	$95,212	$68,110
Interest income which would have been recorded had the loans not been classified as nonperforming	$2,338	$3,168	$2,276

7. Allowance for Loan Losses:

Changes in the allowance for loan losses are summarized as follows:

	2002	2001	2000
	(In thousands)

Balance, January 1	$52,857	$51,526	$56,200
Provision for loan losses	63,630	65,430	37,000
Charge–offs	(69,487)	(74,820)	(53,967)
Recoveries	10,956	10,721	12,293
Balance, December 31	$57,956	$52,857	$51,526

8. Premises and Equipment:

The Corporation&acute;s premises and equipment at December 31 are as follows:
	2002	2001
	(In thousands)

Land	$6,926	$6,935
Buildings	48,977	49,006
Equipment	33,301	29,587
Leasehold improvements	23,928	23,899
	113,132	109,427

Accumulated depreciation and amortization	(49,934)	(41,020)
	$63,198	$68,407

9. Goodwill and Intangible Assets:

The following reconciliation presents the effect of the application of SFAS No. 142 to the years ended December 31, 2002, 2001 and 2000 as if the statement were applied on January 1, 2000.
	For the year ended December 31,
	2002	2001	2000
	(Dollars in thousands, except earnings per common share data)
Net income	$20,906	$52,400	$76,550
Dividends to preferred stockholders	4,568	4,568	4,567
Net income available to common shareholders	16,338	47,832	71,983
Add back: goodwill amortization, net of tax	–	730	743
Adjusted net income	$16,338	$48,562	$72,726

Basic and diluted earnings per common share:
Net income per common share	$0.38	$1.09	$1.56
Add back: goodwill amortization, net of tax	–	0.02	0.02
Adjusted net income per common share	$0.38	$1.11	$1.58

The Corporation&acute;s other intangible assets are composed principally of mortgage servicing rights. The estimated aggregate amortization expense for each of the five succeeding years and thereafter of these intangible assets is the following:
Year	Amortization
(In thousands)

2003	$4,076
2004	1,388
2005	1,275
2006	1,275
2007	1,261
Thereafter	1,854
Total	$11,129

10. Other Assets:

Other assets at December 31 consist of the following:
	2002	2001
	(In thousands)

Deferred tax assets, net	$8,555	$8,891
Accounts receivable	36,063	21,444
Other real estate	15,734	1,628
Other repossessed assets	1,829	3,161
Software	55,724	33,823
Prepaid expenses	17,399	17,722
Customers' liabilities on acceptances	3,389	3,411
Other	7,121	13,429
	$145,814	$103,509

11. Savings and Time Deposits:

At December 31, 2002 and 2001, interest–bearing deposits, including time deposits, amounted to $3,891,338,000 and $4,165,165,000, respectively. At December 31, 2002 and 2001, time deposits amounted to approximately $2,014,264,000 and $2,605,558,000, respectively, of which approximately $529,983,000 and $326,084,000, respectively, mature after one year.

Maturities of time deposits for the next five years and thereafter follow:
Year	Amortization
(In thousands)

2003	$1,484,281
2004	77,024
2005	105,433
2006	34,571
2007	88,075
Thereafter	224,880
Total	$2,014,264

The detail of interest expense on savings and time deposits for the years ended December 31 is as follows:
	2002	2001	2000
	(In thousands)

Savings deposits	$18,238	$20,609	$29,988
Savings accounts	15,868	18,238	20,169
NOW and other transaction accounts	34,106	38,847	50,157

Time deposits
Deposits of $100,000 and over	43,212	75,154	104,431
Deposits under $100,000	7,090	13,565	21,450
	50,302	88,719	125,881
	$84,408	$127,566	$176,038

12. Other Borrowings:

Following is a summary of short–term borrowings:
	December 31, 2002
	Federal Funds Purchased and Other Borrowings	Securities Sold Under Agreements to Repurchase	Commercial Paper Issued
	(In thousands)
Amount outstanding at year–end	$245,960	$1,250,039	$39,991
Average indebtedness outstanding during the year	$331,940	$904,012	$265,355
Maximum amount outstanding during the year	$817,000	$1,250,039	$724,009
Average interest rate for the year	1.87%	4.98%	1.90%
Average interest rate at year–end	1.63%	4.44%	1.51%

	December 31, 2001
	Federal Funds Purchased and Other Borrowings	Securities Sold Under Agreements to Repurchase	Commercial Paper Issued
	(In thousands)
Amount outstanding at year–end	$485,000	$976,686	$349,176
Average indebtedness outstanding during the year	$442,456	$742,658	$623,745
Maximum amount outstanding during the year	$870,000	$1,391,875	$1,041,500
Average interest rate for the year	4.58%	5.29%	4.44%
Average interest rate at year–end	2.11%	3.65%	1.97%

Federal funds purchased and other borrowings, securities sold under agreements to repurchase and commercial paper issued mature as follows:
	December 31,
	2002	2001
	(In thousands)
Federal funds purchased and other borrowings:
Within thirty days	$45,960	$255,000
After thirty to ninety days	–	50,000
Over ninety days	200,000	180,000
Total	$245,960	$485,000
Securities sold under agreements to repurchase:
Within thirty days	$175,033	$476,680
Over ninety days	1,075,006	500,006
Total	$1,250,039	$976,686
Commercial paper issued:
Within thirty days	$39,991	$249,625
After thirty to ninety days	–	99,551
Total	$39,991	$349,176

As of December 31, 2002, the weighted average maturity of Federal funds purchased and other borrowings over ninety days was 27.32 months.

As of December 31, 2002, securities sold under agreements to repurchase (classified by counterparty) were as follows:
	Balance of Borrowings	Fair Value of Underlying Securities	Weighted Average Maturity in Months
	(In thousands)

Goldman Sachs, New York	$164,770	$168,065	0.12
Credit Suisse First Boston Corp.	300,000	341,689	37.44
Federal Home Loan Bank of New York	200,000	205,380	36.36
JP Morgan Securities, Inc.	125,000	140,755	33.96
Lehman Brothers, Inc.	250,006	276,484	64.68
Salomon Smith Barney, Inc.	210,263	280,630	25.92
	$1,250,039	$1,413,003

The following investment securities were sold under agreements to repurchase:
	December 31, 2002
Underlying Securities	Carrying Value of Underlying Securities	Balance of Borrowings	Fair Value of Underlying Securities	Weighted Average Interest Rate
	(In thousands)
Obligations of U.S. Government agencies and corporations	$1,307,390	$1,211,340	$1,373,830	3.91%

Mortgage–backed securities	38,633	38,699	39,173	3.81%
Total	$1,346,023	$1,250,039	$1,413,003	3.89%

	December 31, 2001
Underlying Securities	Carrying Value of Underlying Securities	Balance of Borrowings	Fair Value of Underlying Securities	Weighted Average Interest Rate
	(In thousands)
Obligations of U.S. Government agencies and corporations	$836,229	$820,410	$836,229	4.92%

Mortgage–backed securities	157,816	156,276	157,978	5.27%
Total	$994,045	$976,686	$994,207	4.98%

13. Subordinated Capital Notes and Term Notes:

Subordinated Capital Notes

Subordinated capital notes at December 31 consisted of the following:
	2002	2001
	(In thousands)
Subordinated capital notes issued by a former affiliate on January 22, 1992, and assumed by the Corporation–
Floating rate notes with interest payable at 100% of LIBID (London Interbank Bid Rate), (4.3125% at December 31, 2001)	$–	$20,000

Term Notes

Term notes payable outstanding at December 31 consisted of the following:
	2002	2001
	(In thousands)

Term notes 1994 Series maturing August 8, 2004 at 6.82%	$50,000	$50,000

Term notes 1995 Series maturing July 1, 2003:
Fixed rate of 6.89%	65,000	65,000
Floating rate notes at 100% of 3–month LIBID, (1.255% and 2.500% at December 31, 2002 and 2001, respectively)	35,000	35,000
	100,000	100,000
Term notes 1998 Series with floating rate at 85% of 3–month LIBID:
Maturing June 12, 2003 (1.067% and 2.0625% at December 31, 2002 and 2001, respectively)	40,000	40,000
Maturing October 8, 2003 (1.067% and 2.375% at December 31, 2002 and 2001, respectively)	21,600	21,600
	61,600	61,600
Loans from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority ("AFICA"Loans):	31,885	45,787
Series A– with 6.20% fixed interest maturing June 1, 2018	15,777	25,000
Series B– with 6.50% fixed interest maturing December 1, 2019	26,000	26,000
Series C– with 6.80% fixed interest maturing December 1, 2020	25,000	25,000
Series D– with 6.15% fixed interest maturing December 1, 2021	98,662	121,787
	310,262	333,387
	(2,798)	(3,613)
Unamortized discount	$307,464	$329,774

The term notes issued contain certain general restrictions related to financial ratios, among others.

In the event that interest on the term notes held by a corporation qualifying under Section 936 of the U.S. Internal Revenue Code (936 Corporation) becomes subject to federal income tax solely by reason of the Corporation's failure to cause the interest on the subordinated capital notes and term notes to constitute income from Puerto Rico sources (other than by reason of an event beyond the control of the Corporation, including an adverse tax law change, as defined, or any act or failure to act on the part of such holder of the subordinated capital notes and term notes), then the Corporation will make indemnity payments to such 936 Corporation in the amount necessary for such corporations to receive the stated rate of interest on the subordinated capital notes and term notes, net of federal income tax liability.

On June 4, 1998, November 10, 1999, September 1, 2000 and August 15, 2001, the AFICA issued Revenue Bonds, Series A (AFICA – Santander Loan Program) for $50,000,000, Series B for $25,000,000, Series C for $26,000,000 and Series D for $25,000,000, respectively. The proceeds were lent by AFICA to the Corporation, pursuant to a loan agreement, to fund a loan program to eligible borrowers established by the Corporation.

Maturities of term notes for the next five years and thereafter follow:

Year	Amount
(In thousands)

2003	$161,600
2004	50,000
2005	–
2006	–
2007	–
Thereafter	98,662
310,262
Unamortized discount	(2,798)
$307,464

14. Reserve Fund:

The Banking Law of Puerto Rico requires that a reserve fund be created and that annual transfers of at least 10% of the Bank&acute;s annual net income be made, until such fund equals 100% of total paid–in capital, on common and preferred stock. Such transfers restrict the retained earnings, which would otherwise be available for dividends.

15. Preferred Stock and Common Stock Transactions:

Preferred Stock

The Corporation has 10,000,000 shares of authorized preferred stock with a par value of $25, of which 2,610,008 were issued and outstanding at December 31, 2002 and 2001. The terms of the Series A Preferred Stock do not permit the payment of cash dividends on Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of the Series A Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock. The earnings per common share computation excludes the dividends paid on preferred stock. The Corporation has continued to pay dividends on preferred stock at the rate of 7% annually.

The Series A Preferred Stock is not redeemable prior to July 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Corporation at the redemption prices set forth in the table below, subject to prior approval of the Federal Deposit Insurance Corporation and the Commissioner of Financial Institutions of Puerto Rico, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.
Year	Redemption Price
2003	$26.00
2004	25.75
2005	25.50
2006 and thereafter	25.00

Common Stock

During 2002, 2001 and 2000, the Corporation declared and paid quarterly cash dividends of $0.11 per common share.

The Corporation adopted and implemented Stock Repurchase Programs in May 2000, December 2000 and June 2001. Under these programs, the Corporation acquired 3% of its then outstanding common shares. During November 2002, the Corporation started a fourth Stock Repurchase Program under which it plans to acquire 3% of its outstanding common shares. As of December 31, 2002, 3,843,760 common shares amounting to approximately $65,268,000 had been repurchased under the plans and are recorded at cost in the accompanying consolidated balance sheets.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

On June 17, 2002, the Board of Directors of the Corporation authorized a 10% stock dividend on common stock to shareholders of record as of July 9, 2002 amounting to 3,925,344 common shares. The common stock dividend was distributed on July 31, 2002. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the accompanying financial statements have been restated to reflect these stock dividends, as follows:
	2002	2001	2000
	(Dollars and number of shares in thousands, except earnings per common share data)
Net income	$20,906	$52,400	$76,550
Dividends to preferred stockholders	4,568	4,568	4,567
Net income available to common shareholders	$16,338	$47,832	$71,983

Average number of common shares outstanding prior to common stock dividend	$39,145	$40,026	$42,141
Common stock dividend	3,925	3,925	3,925
Adjusted average number of common shares	43,070	43,951	46,066
Basic and diluted earnings per common share	$0.38	$1.09	$1.56

16. Income Tax:

The Corporation is subject to regular or the alternative minimum tax, whichever is higher. The effective tax rate is lower than the statutory rate primarily because interest income on certain United States and Puerto Rico debt securities is exempt from Puerto Rico income taxes.

The Corporation is also subject to federal income tax on its United States (U.S.) source income. However, the Corporation had no taxable U.S. income for each of the three years in the period ended December 31, 2002. The Corporation is not subject to federal income tax on U.S. Treasury securities that qualify as portfolio interest, nor to the branch profit tax and the branch level tax.

The components of the provision for income tax for the years ended December 31 are as follows:
	2002	2001	2000
	(In thousands)

Current tax provision	$645	$14,728	$16,236
Deferred tax benefit	(70)	(8,702)	(1,750)
Provision for income tax	$575	$6,026	$14,486

The difference between the income tax provision and the amount computed using the statutory rate is due to the following:
	2002		2001		2000
	Amount	Rate	Amount	Rate	Amount	Rate

Income tax at statutory rate	$8,378	39%	$26,002	39%	$35,504	39%
Benefits of net tax–exempt interest income	(8,220)	–38%	(13,989)	–21%	(15,602)	–17%
Other	417	2%	(5,987)	–9%	(5,416)	–6%
Provision for income tax	$575	3%	$6,026	9%	$14,486	16%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation&acute;s deferred tax assets and liabilities at December 31, were as follows:

	2002	2001
	(In thousands)
Deferred Tax Assets:
Unrealized loss on securities available for sale	$–	$3,168
Unrealized loss on derivatives	4,243	5,646
Net operating loss carryforward available	973	2,551
Allowance for loan losses	561	–
Additional minimum pension liability	5,465	–
Other temporary differences	1,327	1,813
	12,569	13,178

Deferred Tax Liabilities:	1,552	–
Unrealized gain on securities available for sale	–	1,428
Allowance for loan losses	441	–
Amortization of goodwill
Difference in accounting treatment of certain loan origination activities	2,021	2,859
	4,014	4,287
Net deferred tax asset	$8,555	$8,891

Under the Puerto Rico Income Tax Law, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

At December 31, 2002, one of the Corporation&acute;s subsidiaries had approximately $2,500,000 in net operating losses (NOL) available to carryover to offset taxable income in future years until the year 2007.

17. Contingencies and Commitments:

The Corporation is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense with respect to such litigation and that any losses therefrom would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Corporation.

The Corporation leases certain operating facilities under noncancelable operating leases, including leases with related parties, and has other agreements expiring at various dates through 2021. Expenses charged to operations related to leases and other agreements were approximately $24,776,000, $23,757,000 and $24,607,000, for 2002, 2001 and 2000, respectively. At December 31, 2002, the minimum unexpired commitments follow:
Year	Amount
(In thousands)

2003	$13,406
2004	7,695
2005	3,467
2006	2,952
2007	2,785
Thereafter	13,327
$43,632

18. Pension Plans:

Substantially all eligible employees of the Corporation and its subsidiaries are covered by a noncontributory defined benefit pension plan.

The Corporation&acute;s policy is to contribute to the plan normal costs, which are charged to operations. However, in no event may contributions exceed the maximum or minimum limits prescribed by ERISA and the Puerto Rico Income Tax Act.

The following presents the funded status of the Corporation&acute;s defined benefit pension plan at December 31, 2002 and 2001, based on the actuarial assumptions described below:

	2002	2001
	(In thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$23,540	$18,979
Service cost benefits earned during the year	1,313	1,194
Interest cost on projected benefit obligation	1,762	1,559
Actuarial loss	3,280	2,367
Benefit distributions	(704)	(559)
Projected benefit obligation at end of year	29,191	23,540

Change in plan assets:
Fair value of plan assets at beginning of year	31,866	24,889
Fair value of combined plan assets at beginning of year	–	3,018
Actual return on plan assets	(5,642)	3,318
Employer contributions	1,200	1,200
Benefit distributions	(704)	(559)
Fair value of plan assets at end of year	26,720	31,866

Funded status	(2,472)	8,326
Unrecognized net actuarial gain (loss)	8,997	(273)
Unrecognized prior service cost	(1,351)	(1,413)
Unrecognized transition amount	(26)	(28)
Prepaid pension benefit	$5,148	$6,612

For each of the three years in the period ended December 31, 2002, the pension costs for the Corporation included the following components:
	2002	2001	2000
	(In thousands)

Service cost–benefits earned during the year	$1,313	$1,194	$1,033
Interest cost on projected benefit obligation	1,762	1,559	1,329
Expected return on assets	(2,093)	(2,402)	(1,950)
Net amortization	218	(7)	36
Net periodic pension cost	$1,200	$344	$448

Assumptions used for the Corporation&acute;s defined plan as of December 31 included:
	2002	2001	2000

Discount rate	6.75%	7.50%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	8.50%	8.50%	8.50%

During 2001, the Bank combined Santander Mortgage Corporation&acute;s Employees&acute; Pension Plan with that of the Bank. This disclosure reflects combined information as of the beginning of the year 2001.

In connection with the acquisition of Banco Santander Central Hispano Puerto Rico ("BCHPR") in 1996, the Bank became the administrator of the acquired financial institution&acute;s noncontributory defined benefit pension plan. It is management&acute;s intention to keep this pension plan in a frozen status. Active participants of BCHPR&acute;s pension plan who became employees of the Bank were included in the Bank&acute;s pension plan effective January 1, 1997. Beneficiaries of BCHPR&acute;s plan are receiving benefits from this plan.

The following presents the funded status of BCHPR&acute;s defined benefit pension plan at November 30, 2002 and 2001, based on the actuarial assumptions described below:

	2002	2001
	(In thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$28,314	$24,995
Interest cost on projected benefit obligation	1,929	1,975
Actuarial (loss) gain	(19)	1,976
Benefits distribution	(671)	(632)
Projected benefit obligation at end of year	29,553	28,314

Change in plan assets:
Fair value of plan assets at beginning of year	28,987	27,293
Actual return on plan assets	(8,612)	2,326
Employer contributions	1,202	–
Benefit distributions	(671)	(632)
Fair value of plan assets at end of year	20,906	28,987

Funded status	(8,647)	673
Unrecognized actuarial loss	14,074	3,655
Net amount recognized	$5,427	$4,328

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$5,427	$4,328
Accrued benefit liability	(14,074)	–
Accumulated other comprehensive income	14,074	–
Net amount recognized	$5,427	$4,328

For each of the three years in the period ended November 30, 2002, the pension costs for BCHPR&acute;s plan included the following components. Effective November 30, 1996, the benefits in this plan were frozen.
	2002	2001	2000
	(In thousands)
Interest cost on projected benefit obligation	$1,929	$1,975	$1,852
Expected return on assets	(2,146)	(2,270)	(2,383)
Net amortization	401	29	–
Net periodic pension cost (income)	$184	$(266)	$(531)

Assumptions used for BCHPR&acute;s defined benefit plan as of November 30, included:
	2002	2001	2000
Discount rate	6.75%	7.50%	8.00%
Rate of compensation increase	0.00%	0.00%	0.00%
Expected return on plan assets	8.50%	8.50%	8.50%

19. Related Party Transactions:

The Corporation engages in transactions with affiliated companies in the ordinary course of its business. At December 31, 2002, 2001 and 2000, the Bank had the following transactions with related parties:
	2002	2001	2000
	(In thousands)
Deposits from related parties	$752,108	$963,097	$517,012
Interest–bearing deposits with affiliates	1,418	735	1,054
Loans to directors, officers, and related parties (on substantially the same terms and credit risks as loans to third parties)	6,459	3,605	4,707
Technical assistance income for services rendered	2,970	4,071	1,631
Derivative financial instruments purchased from affiliates	15,021	14,073	2,802
Derivative financial instruments sold to affiliates	12,350	12,350	2,350

20. Derivative Financial Instruments:

As of December 31, 2002, the Corporation had the following derivative financial instruments outstanding:
	Notional Value	Fair Value	Gain (Loss) for the year ended December 31, 2002	Other Comprehensive Income (Loss)* for the year ended December 31, 2002
	(In thousands)
CASH FLOW HEDGES
Interest rate swaps	$100,000	$(10,775)	$(1,347)	$(2,012)
FAIR VALUE HEDGES
Interest rate swaps	332,687	953	(356)	–
OTHER DERIVATIVES
Options	11,650	172	(814)	–
Embedded options on stock–indexed deposits	(11,096)	170	1,978	–
Forward foreign currency exchange contracts	5,841	2	–	1
Interest rate caps	18,856	(248)	(304)	–
Customer interest rate caps	(18,856)	248	464	–
Customer interest rate swaps	85,623	1,345	1,345	–
Interest rate swaps	85,623	(1,071)	(1,071)	–
			$(105)	$(2,011)
*Net of tax

As of December 31, 2001, the Corporation had the following derivative financial instruments outstanding:
				Other	Cumulative effect of change in accounting principle*
	Notional Value	Fair Value	Gain (Loss)	Comprehensive Income (Loss)	Gain Comprehensive (Loss) Income (Loss)
	(In thousands)
CASH FLOW HEDGES
Interest rate caps	$1,075,000	$–	$(1,004)	$(1,190)	$(8,410)	$1,190
Interest rate swaps	935,000	(10,479)	–	(3,695)	–	(2,697)
FAIR VALUE HEDGES
Interest rate swaps	112,482	2,002	721	–	198	–
OTHER DERIVATIVES
Options	10,650	815	(1,076)	–	(174)	–
Embedded options on stock–indexed deposits	(10,225)	(772)	(1,001)	–	140	–
Forward foreign currency exchange contracts	5,148	1	–	1	–	–
			$(2,360)	$(4,884)	$(8,246)	$(1,507)

*Net of tax

The Corporation&acute;s principal objective in holding interest rate swap agreements is the management of interest rate risk and changes in the fair value of assets and liabilities. The Corporation&acute;s policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate characteristic of the hedged instrument. The Corporation swapped $40 million during 2002 and $835 million during 2001 to hedge the rollover of a series of fixed–rate short–term debt instruments and these swaps were designated as cash flow hedges. The Corporation swapped $100 million of term funds at a fixed spread over U.S. Treasury securities during July 2000. These swaps were designated as cash flow hedges. During 2002, $875 million of these cash flow hedges were cancelled due to the fact that the forecasted timing of rate increases did not occur within the time frame expected by management. A loss of $1,347,000 was recognized on the cancellation of these swaps. As of December 31, 2002, the total amount, net of tax, included in accumulated other comprehensive income pertaining to the $100 million interest rate swap was an unrealized loss of $6.6 million, of which the Corporation expects to reclassify into earnings $2.7 million, net of tax, during the next twelve months.

As of December 31, 2002, the Corporation also had outstanding interest rate swap agreements, with a notional amount of approximately $332.7 million, maturing through the year 2022. The weighted average rate paid and received on these contracts is 1.61% and 5.09%, respectively. As of December 31, 2002, the Corporation had retail fixed rate certificates of deposit amounting to approximately $327.5 million swapped to create a floating rate source of funds and a $3.9 million variable rate loan was fixed at a spread over U.S. Treasury securities. These swaps were designated as fair value hedges. For the year ended December 31, 2002, the Corporation recognized a loss of approximately $393,000 on fair value hedges due to hedge ineffectiveness, which is included in other gains and losses in the consolidated statements of income. Also, during 2002, $50 million of the Corporation&acute;s fair value hedges were cancelled, resulting in a gain of $37,000.

As of December 31, 2001, the Corporation swapped $35.0 million of floating rate medium term notes (which matured in September 2001) and $100.0 million of term funds at a fixed spread over U.S. Treasury securities. These swaps were designated as cash flow hedges. An unfavorable cumulative effect of change in accounting principle of approximately $2,697,000, net of the effect of the related tax benefit of approximately $1,724,000, was recognized in other comprehensive income (loss) for the year ended December 31, 2001. During 2001, the Corporation also swapped $365.0 million of time deposits, $250.0 million of commercial paper and $320.0 million of term funds purchased and repurchase agreements at a fixed spread over LIBOR (London Interbank Offered Rate). These swaps were designated as cash flow hedges. As of December 31, 2001, an additional loss of approximately $3,695,000 net of the related tax benefit of approximately $2,363,000 was recorded in other comprehensive income (loss) due to changes in the fair market value of the swaps.

As of December 31, 2001, the Corporation also had outstanding interest rate swap agreements, with a notional amount of approximately $1,047,482,000, maturing through the year 2016. The weighted average rate paid and received on these contracts is 3.72% and 2.42%, respectively. As of December 31, 2001, the Corporation had retail certificates of deposit amounting to approximately $107 million swapped to create a floating rate source of funds and a $4.2 million variable rate loan was fixed at a spread over U.S. Treasury securities. These swaps were designated as fair value hedges. For the year ended December 31, 2001, the Corporation recognized a favorable cumulative effect of change in accounting principle of approximately $198,000, net of the effect of the related tax cost of approximately $127,000, as a cumulative type adjustment on these swap agreements in the consolidated statements of income. For the year ended December 31, 2001, the Corporation recognized a gain of approximately $721,000 on fair value hedges due to hedge ineffectiveness, which is included in other gains and losses on the consolidated statements of income.

The Corporation issues certificates of deposit and individual retirement accounts with returns linked to the Standard and Poor&acute;s 500 Index which constitutes an embedded derivative instrument that is bifurcated from the host deposit and recognized on the balance sheet in accordance with SFAS No. 133. The Corporation enters into option agreements in order to manage the interest rate risk on these deposits, however, these options have not been designated for hedge accounting, therefore gains and losses on the market value of both the embedded derivative instruments and the option contracts are marked to market through earnings and recorded in other gains and losses on the consolidated statements of income. For the year ended December 31, 2002, a gain of approximately $1,978,000 was recorded on embedded options on stock–indexed deposits and a loss of approximately $814,000 was recorded on the option contracts. For the year ended December 31, 2001, the Corporation recognized a gain of approximately $140,000 and a loss of approximately $174,000 on the embedded derivative instruments and the option contracts, respectively, related to the cumulative effect of a change in accounting principle. For the year ended December 31, 2001, an additional loss of approximately $1,001,000 and $1,076,000 was recorded for the embedded derivative instruments and the option contracts, respectively.

Forwards are contracts for the delayed purchase of specified securities at a specified price and time, and qualify for hedge accounting in accordance with SFAS No. 133. The Corporation occasionally enters into foreign currency exchange forwards in order to satisfy the needs of its customers, and at the same time enters into foreign currency exchange forwards with a related party under the same terms and conditions. As of December 31, 2002, the Corporation had foreign currency exchange forwards with a notional amount of $5,841,000. For the year ended December 31, 2002, the Corporation recorded a gain of $2,042, net of the related tax liability of $796 in other comprehensive income (loss). As of December 31, 2001, the Corporation had foreign currency exchange forwards with a notional amount of $5,148,000 and recorded a gain of $1,448 net of the related tax liability of $565 in other comprehensive income (loss).

The Corporation occasionally enters into certain derivative transactions with customers. During 2002, the Corporation entered into interest rate caps, collars and swaps with customers and simultaneously hedged the Bank&acute;s position with a related and unrelated third party under the same terms and conditions. The Corporation recognized a net gain of $160,000 on this transaction.

As of December 31, 2001, the Corporation had outstanding interest rate caps, with a notional value of $1,075,000,000, maturing through the year 2002. The caps were at a rate of 5.75% and 6.50% against the one–month LIBOR. The premium paid on these transactions was approximately $27,746,000 and was being amortized on a monthly basis over the life of the caps until December 31, 2000. On January 1, 2001, pursuant to the implementation of SFAS No. 133, the Corporation recognized an unfavorable cumulative effect of change in accounting principle on the write–off of the premium paid on caps of approximately $8,410,000 net of the effect of the related tax benefit of approximately $5,377,000 as a cumulative type adjustment in the consolidated statements of income. On that date, the Corporation also recorded a gain of approximately $1,190,000 net of the effect of the related tax cost of approximately $760,000 in other comprehensive income (loss) on the recognition of the intrinsic value of the caps derivative. As of December 31, 2001, the Corporation recognized a loss of approximately $1,190,000 net of the effect of the related tax benefit of approximately $760,000 in other comprehensive income due to the revaluation of that derivative. For the year ended December 31, 2001, the Corporation recognized a loss of approximately $1,004,000 in other gains and losses due to hedge ineffectiveness of the caps.

21. Financial Instruments with Off–Balance Sheet Risk:

In the normal course of business, the Corporation is a party to transactions of financial instruments with off–balance sheet risk to meet the financing needs of its customers. These financial instruments may include commitments to extend credit, standby letters of credit, financial guarantees and interest rate caps, swaps and floors written. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in the different classes of financial instruments.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written, is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on–balance sheet instruments. The contract amount of financial instruments, whose amounts represent credit risk as of December 31, 2002 and 2001, was as follows:
	2002	2001
	(In thousands)
Standby letters of credit and financial guarantees written	$179,631	$186,546

Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,184,395	$1,556,032

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Short–term guarantees do not extend over a year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case–by–case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income–producing commercial properties and real estate. The Corporation holds collateral as guarantee for most of these financial instruments.

22. Fair Value of Financial Instruments:

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

In addition, the fair value estimates are based on existing on– and off–balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In the case of investment and mortgage–backed securities, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

Cash and Cash Equivalents and Interest–Bearing Deposits

The carrying amount of cash and cash equivalents and interest–bearing accounts is a reasonable estimate of fair value.

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

The carrying amounts of mortgage loans available for sale approximate fair value because of the short–term maturity of these items.

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

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings and NOW accounts, money market and checking accounts is equal to the amount payable on demand as of December 31, 2002 and 2001, respectively. The fair value of fixed maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Other Borrowings

The carrying amount of federal funds purchased and other borrowings is a reasonable estimate of fair value.

Securities Sold under Agreement to Repurchase

The carrying amount of securities sold under agreement to repurchase is a reasonable estimate of fair value.

Commercial Paper Issued

The fair value of commercial paper issued is based on discounted cash flows using an estimated discount rate based on the Corporation&acute;s incremental borrowing rates currently offered for similar debt instruments.

Subordinated Capital Notes and Term Notes

The fair value of variable rate subordinated capital notes and fluctuating annual rate term notes is equal to the balance as of December 31, 2002 and 2001, since such notes are tied to floating rates. The fair value of the fixed annual rate term notes is based on discounted cash flows, which consider an estimated discount rate currently offered for certain borrowings.

Accrued Interest Payable

The carrying amount of accrued interest payable is a reasonable estimate of fair value.

Standby Letters of Credit and Commitments to Extend Credit

The fair value of commitments to extend credit, financial guarantees and letters of credit is based on judgment regarding future expected loss experience, current economic conditions and the counterparties&acute; credit standings.

Interest Rate Swap Agreements and Caps

The fair value of commitments is estimated using the prices currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements.

Following are the cost and fair value of financial instruments as of December 31:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Consolidated balance sheet financial instruments:	$630,422	$630,422	$1,146,727	$1,146,727
Cash and cash equivalents	$1,271,690	$1,271,690	$1,433,112	$1,433,112

Investment securities available for sale	$1,096,358	$1,167,113	$455,684	$457,677

Investment securities held to maturity	$197,613	$197,613	$115,957	$115,957

Loans held for sale	$3,597,314	$3,813,601	$4,273,001	$4,404,065

Loans	$41,110	$41,110	$38,837	$38,837

Accrued interest receivable
Deposits:
Non–interest–bearing	$628,324	$628,324	$628,566	$628,566
interest–bearing	3,891,338	3,906,576	4,165,165	4,178,908
Total	$4,519,662	$4,534,900	$4,793,731	$4,807,474

Federal funds purchased and other borrowings	$245,960	$245,960	$485,000	$485,000

Securities sold under agreements to repurchase	$1,250,039	$1,250,039	$976,686	$976,686

Commercial paper issued	$39,991	$40,052	$349,176	$350,099

Subordinated capital and term notes	$307,464	$337,155	$349,774	$363,653

Accrued interest payable	$25,050	$25,050	$20,367	$20,367
	2002		2001
	Contract or Notional Amount	Fair Value	Contract or Notional Amount	Fair Value
	(In thousands)
Off–balance sheet financial instruments:
Standby letters of credit and financial guarantees written	$179,631	$(180)	$186,546	$(187)
Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,184,395	$(1,184)	$1,556,032	$(1,556)

23. Significant Group Concentrations of Credit Risk:

Most of the Corporation's business activities are with customers located within Puerto Rico.The Corporation has a diversified loan portfolio with no significant concentration in any economic sector.

24. Regulatory Matters:

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies.Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation&acute;s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off–balance sheet items as calculated under regulatory accounting practices.The Corporation&acute;s and the Bank&acute;s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios, as indicated below, of Total and Tier I capital (as defined) to risk–weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).In management&acute;s opinion, the Corporation and the Bank met all capital adequacy requirements to which they were subject as of December 31, 2002 and 2001.

As of December 31, 2002, the Corporation and the Bank qualified as well capitalized institutions under the regulatory framework. To be categorized as well capitalized, the institution must maintain minimum total risk–based, Tier I risk–based and Tier I leverage ratios as set forth in the following table. At December 31, 2002, there are no conditions or events that management believes to have changed the Corporation&acute;s and the Bank&acute;s category since the regulator&acute;s last notification.

At December 31, 2002 and 2001, the Corporation&acute;s required and actual regulatory capital amounts and ratios follow:
	December 31, 2002
	Required		Actual		Well Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$364,461	8%	$614,930	13.51%	> than = 10%
Tier I Capital (to Risk Weighted Assets)	$182,230	4%	$557,983	12.26%	> than = 6%
Leverage Ratio	$188,198	3%	$557,983	8.89%	> than = 5%

	December 31, 2001
	Required		Actual		Well Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$425,215	8%	$628,955	11.83%	> than =≥10%
Tier I Capital (to Risk Weighted Assets)	$212,608	4%	$576,098	10.84%	> than =≥ 6%
Leverage Ratio	$194,434	3%	$576,098	8.89%	> than =≥ 5%

At December 31, 2002 and 2001, the Bank&acute;s required and actual regulatory capital amounts and ratios follow:
	December 31, 2002
	Required		Actual		Well Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$364,297	8%	$604,892	12.04%	> than =≥10%
Tier I Capital (to Risk Weighted Assets)	$142,149	4%	$547,971	13.29%	> than =≥ 6%
Leverage Ratio	$188,166	3%	$547,971	8.74%	> than =≥ 5%

	December 31, 2001
	Required		Actual		Well Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$425,008	8%	$618,994	11.65%	> than =≥10%
Tier I Capital (to Risk Weighted Assets)	$212,504	4%	$566,137	10.66%	> than =≥ 6%
Leverage Ratio	$194,314	3%	$566,137	8.74%	> than =≥ 5%

25. Segment Information:

Types of Products and Services

The Corporation has three reportable segments: Retail Banking, Mortgage Banking, and Investments. Insurance operations and International Banking are other lines of business in which the Corporation commenced its involvement during 2000 and 2001, respectively. However, no separate disclosures are being provided for these operations, since they did not meet the quantitative thresholds for disclosure of segment information.

Measurement of Segment Profit or Loss and Segment Assets

The Corporation&acute;s reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. These are managed separately because of their unique technology, marketing and distribution requirements.

The following presents financial information of reportable segments as of and for the years ended December 31, 2002, 2001 and 2000. General corporate expenses and income taxes have not been added or deducted in the determination of operating segment profits. The "Other" column includes the items necessary to reconcile the identified segments to the reported consolidated amounts. Included in the "Other" column are expenses of the internal audit, investors&acute; relations, strategic planning, administrative services, mail, marketing, public relations, electronic data processing departments and comptroller&acute;s department.
	December 31, 2002
	(In thousands)
	Retail Banking	Mortgage Banking	Investments	Other	Elimination	Consolidated Totals
Total external revenue	$255,295	$82,437	$88,465	$16,144	$(9,351)	$432,990
Intersegment revenue	–	4,821	–	–	(4,821)	–
Interest income	218,261	74,242	75,147	–	(3,371)	364,279
Interest expense	54,296	19,382	88,452	–	(3,371)	158,759
Depreciation and amortization	7,576	242	120	16,858	–	24,796
Segment income before provision for income tax	36,311	55,745	(4,874)	(60,880)	(4,821)	21,481
Segment assets	3,008,511	1,080,597	2,929,581	257,937	(211,426)	7,065,200

	December 31, 2001
	(In thousands)
	Retail Banking	Mortgage Banking	Investments	Other	Elimination	Consolidated Totals
Total external revenue	$329,139	$87,371	$132,745	$14,948	$(4,589)	$559,614
Intersegment revenue	–	675	–	–	(675)	–
Interest income	293,069	81,205	114,790	–	(3,681)	485,383
Interest expense	124,638	41,679	79,669	–	(3,681)	242,305
Depreciation and amortization	7,172	284	58	16,010	–	23,524
Segment income before provision for income tax and cumulative effect of change in accounting principle	41,740	38,571	48,579	(61,543)	(675)	66,672
Segment assets	3,440,224	1,164,843	2,968,179	209,482	(122,817)	7,659,911
	December 31, 2000
	(In thousands)
	Retail Banking	Mortgage Banking	Investments	Other	Elimination	Consolidated Totals
Total external revenue	$403,191	$87,549	$172,537	$10,319	$(5,237)	$668,359
Intersegment revenue	–	1,167	–	–	(1,167)	–
Interest income	364,831	74,693	176,518	–	(3,997)	612,045
Interest expense	186,130	50,109	133,358	–	(3,997)	365,600
Depreciation and amortization	6,110	368	31	16,940	–	23,449
Segment income before provision for income tax	73,582	30,294	36,227	47,900	(1,167)	186,836
Segment assets	3,860,929	959,426	2,795,835	139,253	(112,776)	7,642,667

Reconciliation of Segment Information to Consolidated Amounts

Information for the Corporation&acute;s reportable segments in relation to the consolidated totals follows:
	December 31,
	2002	2001	2000
	(In thousands)
Revenues:
Total revenues for reportable segments	$426,197	$549,255	$663,277
Other revenues	11,614	11,034	6,249
Elimination of intersegment revenues	(4,821)	(675)	(1,167)
Total consolidated revenues	$432,990	$559,614	$668,359

Profit or loss:
Total profit or loss of reportable segments	$87,182	$128,890	$140,103
Other profit or loss	(60,880)	(61,543)	(47,900)
Elimination of intersegment profits	(4,821)	(675)	(1,167)
Consolidated income before tax	$21,481	$66,672	$91,036

Assets:
Total assets for reportable segments	$7,018,689	$7,573,246	$7,616,190
Assets not attributed to segments	257,937	209,482	139,253
Elimination of intercompany assets	(211,426)	(122,817)	(112,776)
Total consolidated assets	$7,065,200	$7,659,911	$7,642,667

26. Quarterly Results (Unaudited):

The following table reflects the unaudited quarterly results of the Corporation during the years ended December 31, 2002, 2001 and 2000.
Quarter Ended	Interest Income	Net Interest Income	Net Interest Income after Provision for Loan Losses	Income (Loss) Before Provision for Income Tax	Net Income (Loss)	Earnings Per Common Share
	(Dollars in thousands, except per share data)
March 31, 2002	$95,544	$54,701	$42,729	$18,546	$13,917	$0.30

June 30, 2002	$96,476	$55,981	$39,531	$8,818	$7,357	$0.14

September 30, 2002	$89,960	$50,604	$33,526	$1,822	$2,318	$0.03

December 31, 2002	$82,299	$44,234	$26,104	$(7,705)	$(2,686)	$(0.09)

March 31, 2001	$142,631	$61,332	$48,187	$23,746	$11,770	$0.24

June 30, 2001	$127,923	$62,228	$45,028	$16,142	$14,522	$0.30

September 30, 2001	$113,178	$60,754	$41,354	$20,907	$18,108	$0.39

December 31, 2001	$101,651	$58,764	$43,079	$5,878	$8,000	$0.16

March 31, 2000	$151,026	$63,538	$55,788	$22,343	$19,455	$0.39

June 30, 2000	$152,716	$62,699	$52,949	$24,287	$19,506	$0.40

September 30, 2000	$154,548	$60,235	$51,485	$24,292	$19,993	$0.41

December 31, 2000	$153,755	$59,973	$49,223	$20,114	$17,596	$0.36

27. Santander BanCorp (Parent Company Only) Financial Information

The following condensed financial information presents the financial position of the Holding Company only as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three–year period ended December 31, 2002.

Santander BanCorp

Balance Sheets–December 31, 2002 and 2001

(Dollars in thousands, except per share data)
	2002	2001
	(In thousands)
ASSETS
CASH AND CASH EQUIVALENTS:
Cash and due from banks	$7,436	$9,697
Total cash and cash equivalents	7,436	9,697
INVESTMENT IN_SUBSIDIARIES	509,494	521,770
OTHER ASSETS	25	25
	$516,955	$531,492
LIABILITIES AND STOCKHOLDERS' EQUITY
OTHER LIABILITIES	4,876	4,729
	4,876	4,729
STOCKHOLDERS' EQUITY:
Common stock, $2.50 par value; 200,000,000 shares authorized, 46,410,214 and 42,484,870 shares issued in December 2002 and 2001, respectively; 42,566,454 and 39,388,670 shares outstanding in December 2002 and 2001, respectively	116,026	106,212
Capital paid in excess of par value	435,766	370,480
Treasury stock at cost, 3,843,760 and 3,096,200 shares in 2002 and 2001, respectively	(65,268)	(53,277)
Retained earnings:
Undivided profits
Total stockholders' equity	25,555	103,348
	512,079	526,763
	$516,955	$531,492

Santander BanCorp

Statements of Income

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)
	2002	2001	2000
INTEREST INCOME:
Interest–bearing deposits	$1	$1	$–
Total interest income	1	1	–

Net interest income	1	1	–

OTHER INCOME:
Equity on undistributed earnings of subsidiaries	17,569	48,357	72,423
Total other income	17,569	48,357	72,423

OTHER OPERATING EXPENSES:
Other operating expenses	1,231	525	440
Total other operating expenses	1,231	525	440

NET INCOME	$16,339	$47,833	$71,983

Santander BanCorp

Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

(Dollars in thousands)
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$16,339	$47,833	$71,983
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed (earnings) losses of subsidiaries	(17,569)	(48,357)	(72,423)
Dividends recieved	28,465	14,020	78,172
Increase in other assets	–	(25)	–
Increase in other liabilities	147	27	4,702
Total adjustments	11,043	(34,335)	10,451
Net cash provided by operating activities	27,382	13,498	82,434

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances to subsidiaries	–	–	(1,580)
Repurchase of common stock	(11,991)	(30,026)	(23,251)
Dividends paid	(17,652)	(17,529)	(13,849)
Net cash used in financing activities	(29,643)	(47,555)	(38,680)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,261)	(34,057)	43,754
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	9,697	43,754	–
CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,436	$9,697	$43,754

Investor Information

Investor Assistance

Investor inquiries and requests for assistance should be directed to the address listed below or call the Investor Relations Department at (787) 250–2590, Fax (787) 754–0478, Email: investor.relations@bspr.com

Santander BanCorp

Attn. Investor Relations Department

PO Box 362589

San Juan 00936–2589

For more information, visit the Company&acute;s website at www.santandernet.com

Transfer Agent Information

Contact our transfer agent, Mellon Investor Services LLC, at the address listed below for the following services:

· to report lost certificates;

· non–receipt of dividend checks; or

· change in registration

Mellon Investor Services LLC.

85 Challenger Road

Ridgefield Park, NJ 07660

Internet site: www.mellon–investor.com

For telephone assistance, call:

Domestic Shareholders (800) 851–9677

Domestic Hearing Impaired (800) 231–5469

Foreign Shareholders (201) 329–8660

Foreign Hearing Impaired (201) 329–8354

Announcements

Stockholders&acute; Meeting

The annual stockholders&acute; meeting of Santander BanCorp will be held on April 30, 2003, at 10:00 a.m. at the Bankers Club of Puerto Rico, 208 Muñoz Rivera Avenue, Hato Rey, Puerto Rico.

Annual and Quarterly Reports

To obtain copy of the Company&acute;s Annual Report, Form 10–K for the year ended December 31, 2002 (without exhibits), and Forms 10–Q, stockholders are invited to contact our Investor Relations Department at investor.relations@bspr.com or via telephone at (787) 250–2590, Fax (787) 754–0478.

Writing: Robert P. Schoene (787) 789–8964

Editing: Anne W. Chevako

Photography: Felix Cordero, Sol M. Meléndez, Wilfredo Pérez

Production and printing supervision: Publishing Resources, Inc. (787) 791–5382

Printing: Cedar Graphics, Inc.

Project direction and coordination: Corporate Communications and Public Relations Department Banco Santander Puerto Rico

www.gruposantander.com

www.santadernet.com