Form 10-K/A, Exhibit 13
period 2003-12-31
SANTANDER BANCORP
filed 2004-05-25
CIK 1099958

Cover

Annual Report 2003

Santander BanCorp

[Logo]

[Inside Front Cover]

[BLANK]

[1]

Index
Santander BanCorp
	2		Selected Financial Data
	4		Vision and Mission
	5		Message from the President
	10		Santander Group Puerto Rico
	18		Corporate Social Responsibility
	21		Board of Directors
	22		Management, Subsidiaries and Affiliates
	F-1		Financial Data Index
	F-2		Selected Consolidated
Financial Information
	F-4		Management's Discussion and
Analysis of Results of Operations
and Financial Condition
	F-29		Selected Statistical Information
	F-31		Independent Auditors Report
	F-32		Consolidated Financial Statements
Appendix A
		A1	Banco Santander Central Hispano, S. A.,
the Principal Shareholder of Santander BanCorp
(Santander Group)

[p2]

Santander BanCorp

[Santander BanCorp logo]

SELECTED FINANCIAL DATA

The table on the following page presents selected consolidated and other financial and operating information for Santander BanCorp (the Corporation) and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporations Consolidated Financial Statements and the sections entitled Managements Discussion and Analysis of Results of Operations and Financial Condition and Selected Statistical Information appearing elsewhere in the Annual Report. The selected Balance Sheet and Statement of Income data for the year ended December 31, 2003, has been derived from the Corporations consolidated audited financial statements. The consolidated Balance Sheet and Statement of Income data for the years ended December 31, 1999, 2000, 2001 and 2002, has been restated to give retroactive effect to the acquisition of Santander Securities Corporation by the Corporation on December 30, 2003, which has been accounted for in a manner similar to a pooling of interests as described in Note 1 to the accompanying consolidated financial statements, and accordingly, such restated data has been derived from combining the separate consolidated financial statements of the Corporation and Santander Securities Corporation, and adjusted for any related combining eliminations.

Key Figures

	(In millions, except per share data and ratios)
	2003	2002	Var.

Net income	$ 39.4	$ 25.8	53.2%
Earnings per share	$ 0.76	$ 0.49	55.1%
Market capitalization	$ 1,032	$ 551	87.3%
Customer financial assets under management	$ 10,138	$ 9,243	9.6%
Loans, net	$ 4,215	$ 3,853	9.4%
Non-performing loans / Total loans	2.3%	3.2%	(0.9)%
Allowance for loan losses to NPL	71.7%	46.9%	24.8%

[p3]

	Year ended December 31,
		As Restated
	2003	2002	2001	2000	1999
	(In thousands, except per share data and ratios)
CONDENSED INCOME STATEMENTS
Net interest income	$ 193,230	$ 205,438	$ 241,744	$ 245,314	$ 254,283
Non-interest income	119,940	101,108	101,761	75,746	57,123
Operating expenses	224,265	213,875	210,647	195,128	182,998
Net income	39,445	25,752	52,758	75,860	81,672
PER COMMON SHARE DATA *(1)
Net income	$ 0.76	$ 0.49	$ 1.10	$ 1.55	$ 1.66
Book value	11.34	12.66	12.66	12.30	10.68
Cash dividend per share	0.44	0.44	0.44	0.44	0.44
PERIOD END BALANCES
Customer financial assets under management	$10,138,171	$9,242,575	$9,159,665	$8,877,487	$ 5,404,201
Total assets	7,366,421	7,125,394	7,717,566	7,697,359	8,060,035
Earning assets	7,087,413	6,824,043	7,445,504	7,406,722	7,814,466
Net loans and Loans held for sale	4,144,195	3,794,927	4,388,958	4,437,158	4,452,846
Allowance for loan losses	70,572	57,956	52,857	51,526	56,200
Deposits	4,142,228	4,518,969	4,792,634	4,921,354	4,061,038
Borrowings	2,595,033	1,877,379	2,189,136	2,039,472	3,312,251
Preferred equity	-	65,250	65,250	65,250	65,250
Common equity	480,832	538,705	548,544	551,990	495,480
SELECTED RATIOS
Performance:
Efficiency ratio on a tax-equivalent basis (2)	70.10%	69.56%	60.50%	55.72%	53.82%
Return on average total assets	0.59%	0.38%	0.76%	0.97%	1.06%
Return on average common equity	6.08%	3.79%	8.71%	13.59%	15.98%
Capital:
Tier I capital to risk-adjusted assets	8.84%	12.14%	10.66%	10.78%	10.36%
Total capital to risk-adjusted assets	10.41%	13.39%	11.64%	11.83%	11.56%
Leverage ratio	6.04%	8.87%	8.79%	7.43%	6.80%
Asset quality:
Non-performing loans to total loans	2.33%	3.20%	2.14%	1.52%	0.98%
Annualized net charge-offs to average loans	0.93%	1.41%	1.44%	0.91%	0.57%
Allowance for loan losses to period-end loans	1.67%	1.50%	1.19%	1.15%	1.25%
Allowance for loan losses to non-performing loans	71.74%	46.95%	55.52%	75.65%	126.72%
OTHER DATA AT END OF PERIOD
Total bank branches	66	66	65	75	78
ATMs	141	139	121	116	121

*Per share data is based on the average number of shares outstanding during the periods.

(1)        Per common share data has been retroactively restated to reflect a 10% stock dividend effected on January 11, 2000, and a 10% stock dividend effected on June 17, 2002.

(2)        Operating expenses divided by net interest income, on a tax-equivalent basis, plus other income, excluding securities gains and losses.

[p4]

OUR VISION

To be the leading financial group in Puerto Rico and other selected markets.

OUR MISSION

To be a client-focused financial group with integrated services, driven to maximize shareholder value by providing excellence in service to our clients, investing in the communities we serve and developing our people under the highest standards of business ethics.

[p5]

Message from the President

[photograph of the President]

[Quote-out right margin]

"Our commitment is stronger today than ever before, and it is reinforced by the progress that continues to be made throughout the organization in achieving greater efficiency and productivity."

It is a pleasure to report that Santander BanCorp (NYSE: SBP; Latibex: XSBP), a publicly traded financial holding company headquartered in San Juan, Puerto Rico, improved its profitability in 2003, after two years of broad institutional restructuring that continues to revitalize our client service culture. For the year ended December 31, 2003, net income increased by 53.2%, reaching $39.4 million, or $0.76 per common share, compared with $25.8 million, or $0.49 per common share, in the previous year.

Santander BanCorp (Santander) experienced double-digit earnings growth in each of the four quarters of 2003, when compared to the previous quarter, delivering a solid turnaround in financial performance. During that same period, market capitalization almost doubled, reaching just over $1 billion from $551 million in 2002, providing an outstanding increment in value to our shareholders.

Moreover, we are encouraged by the steady improvement in our operations, which began to produce positive results in terms of growth in key business areas. A critical factor in that growth was managements focus on expanding our position as a provider of fully integrated financial services to our loyal base of more than 275,000 clients.

That commitment is stronger today than ever before, and it is reinforced by the progress that continues to be made throughout the organization in achieving greater efficiency and productivity. During 2003, our reinvigorated management team made the necessary internal changes to recuperate our well-established customer service culture.

Building and Diversifying our Client-Oriented Franchise

As the second largest commercial bank distribution network in Puerto Rico, with 66 branches and 147 automatic teller machines (ATMs), Santander has traditionally represented a formidable franchise for the delivery of its banking products and services. Santander has been operating in Puerto Rico for 27 years as a client-oriented, full-service bank, offering products and services in the areas of commercial, mortgage and consumer banking, and more recently, insurance, securities and asset management services.

Santander Insurance Agency, Inc. was the first financial holding company subsidiary to receive approval from the Insurance Commissioner of Puerto Rico. It offers a broad base of products, including property, casualty, bonds, life, and disability coverage as a corporate agent, and also operates as a general agent. At the end of 2003, Santander Insurance had more than 75 licensed agents. In this, its third year of operations, Santander Insurance increased its revenues by 40.3% and generated net profits of just over $2.1 million, reflecting a 41.5% increase over 2002.

The acquisition of Santander Securities Corporation at years end was an important step forward in satisfying the growing demand for one-stop financial services in Puerto Rico and diversifying our companys businesses. Santander Securities had been a

[p6]

[Quote-out on left margin]

"The successful efforts to regain market share during the year resulted in robust growth in the net loan portfolio, which grew to $4.2 billion as of December 31, 2003, a 9.4% increase over the previous year."

[Quote-out on left margin]

"For the year ended December 31, 2003, net income increased by 53.2%."

separate subsidiary of Banco Santander Central Hispano, S.A. (Santander Group), which is the principal stockholder of Santander BanCorp. By bringing Santander Securities and its subsidiary, Santander Asset Management Corporation, under the Santander BanCorp umbrella, cross-selling synergies will further enhance our profitability and our ability to serve clients better with a full range of financial services.

The integration of these business lines also allowed us to create an important new management position for the implementation of the strategic business plans of the holding company and its subsidiaries, which will strengthen and streamline the decision-making process locally. Effective January 1, 2004, Carlos M. García was appointed senior executive vice president and chief operating officer of Santander BanCorp, and he continues as president and chief executive officer of Santander Securities Corporation.

The basis for Santanders long history of success on the Island has been to think globally, but deliver locally, based on a keen understanding and appreciation of financial needs while employing world-class standards in developing financial products. The new management team at Santander BanCorp is pulling together to take full advantage of business synergies by drawing on its broad experience in the Puerto Rico marketplace and applying the best technology and skills in delivering competitive financial services. As a result, Santander BanCorp is now positioned as a full-service financial group focused on growing profitably and creating value for its clients and stockholders in the process.

[Chart]

Earning Trend (as Restated)

Robust Growth in 2003

The successful efforts to regain market share during the year resulted in robust growth in the net loan portfolio, which grew to $4.2 billion as of December 31, 2003, a 9.4% increase over the previous year. An important element of that growth was a 38% increase in the mortgage loan portfolio, including loans held for sale, which grew by $402.5 million in 2003 as a result of improved mortgage originations and purchases. The commercial and industrial loan portfolio increased by $185.6 million, or 9.5%, reflecting the prudent, yet steady growth made possible by our emphasis on building closer client relationships through dedicated account officers.

At the same time, the consumer loan portfolio declined as a consequence of our more demanding credit criteria and the runoff of the auto loan portfolio, a result of our decision to withdraw from auto loan financing in early 2001.

Overall, net interest income on a tax-equivalent basis for 2003 was $210.8 million, compared with $218.6 million in the previous year. The decline was primarily due to lower yields on interest-earning assets, which were partially offset by lower cost of funds.

The provision for loan losses declined for the year because of lower non-performing loans, which were down 20% year-to-year, and a decrease of 37% in net charge-offs for 2003, allowing the provision to drop to $49.7 million from $63.6 million in 2002.

Furthermore, the balance sheet experienced a restructuring and the net interest margin was improved during the year by repositioning the investment portfolio with higher-yielding securities. Other operating income, excluding gains on the sale of securities, also showed a marked improvement, going

 [p7]

[Quote-out right margin]

"Santander experienced double-digit earnings growth in each of the four quarters of 2003."

[Quote-out right margin]

"In order to reach our growth objectives, we have established Business Plan 2006, a strategic initiative to achieve constant improvement in three crucial areas: sales and distribution, credit and market risk and operating efficiency."

from $88.9 million in 2002 to $109.2 million in 2003, a gain of 22.8%. This significant improvement was largely the result of increased fee income from the securities, asset management and insurance operations as well as gains from the sale of mortgage loans.

More than $10 Billion in Customer Financial Assets under Management

Santanders ability to gain the trust of its clients to manage their financial assets continued unabated in 2003. As a result, customer financial assets under Santanders control in Puerto Rico grew to just over $10 billion as of December 31, 2003, an increase of $895 million from December 31, 2002.

Customer financial assets under management represent a significant part of the wealth of Puerto Rican households and are testimony to the strong position of trust enjoyed by Santander in its primary market. Customer financial assets under control include bank deposits (excluding brokered deposits), broker-dealer customer accounts, mutual fund assets managed, and trust, institutional and private accounts under management.

In our balance sheet, there was a marked improvement in 2003 in terms of restructuring our asset mix, specifically our investment portfolio. The repositioning of our investment portfolio resulted in an increment of 90 basis points in the yield of such assets. On the liability side, there has been a shift from higher-cost time deposits to demand and savings deposits and short-term borrowings, which reflects the renewed emphasis on building up retail and commercial deposits.

Meanwhile, operating expenses were at $224.3 million for the year 2003, which represents a $10.4 million increase. EDP servicing and technical expenses rose by $7.5 million, which represents the largest share of such increase due for the most part to the conversion to Santander Groups regional technological platform (Altair). During the third quarter of 2003, we sold our software developed for internal use to an affiliate at book value. An annual savings of $4.1 million in expenses related to the use of this software will be realized as a result of this transaction. Salaries and benefits rose by $4.2 million, for the most part due to higher commissions and bonuses paid in broker-dealer operations. We regard expenses related to the development of technology and human resources to be an investment for continuing growth, because they stimulate further performance improvements.

[Chart]

Quarterly earnings increase demonstrates the turnaround

Business Plan 2006

In order to reach our growth objectives, we have established Business Plan 2006, a strategic initiative to achieve constant improvement in three crucial areas: sales and distribution, credit and market risk, and operating efficiency. The focus of this strategic plan is to improve sales and distribution and grow our loan portfolio, effectively cross-selling products and services to our segmented client base and concentrating on a systematic sales management process for greater client profitability.

In the area of credit and market risk, we have established more agile and flexible credit processes, while continuing to improve asset quality and loan recovery procedures and maintaining an investment portfolio that is adequate to our asset size.

In terms of improving operating efficiency, we are striving to limit the growth of expenses and to more effectively use the new operating systems, while

[p8]

[Quote-out left margin]

"Our priorities for 2004 are to continue to build on established strengths in each of our business lines."

[Quote-out left margin]

"Market capitalization almost doubled, reaching just over $1 billion."

continuing to invest in and develop the best people available in the financial services industry.

Immediately, our priorities for 2004 focus on continuing growth by building on our established strengths. Those strengths are our diversified business units with high earnings potential from banking, securities, asset management, mortgage and insurance services; our superior client base and branch distribution network; and the new information technologies in place.

Our goals for 2004 are to improve our profitability and return on equity (ROE), increase assets, particularly commercial loans and residential mortgages, further develop the insurance distribution and consumer finance businesses, and continue to improve our operating efficiency.

Santanders Strong Commitment to Puerto Rico

Based on our objective of continued growth in Puerto Rico, management is accomplishing the changes necessary to sustain a favorable market repositioning. These initiatives have the full support of Santander Group, our principal stockholder.

Emilio Botín, Chairman of Santander Group, reaffirmed that support in October 2003, when he visited Puerto Rico. At that time, he reemphasized Santander Groups strong commitment to Puerto Rico and the sustained growth of Santander BanCorps operations on the Island.

Santander Group is Spains largest financial group and the second largest bank in the Euro Zone by market capitalization. Furthermore, it has a worldwide presence that is underscored by its operations in 38 countries. It is the leading financial institution in Latin America, and provides Santander BanCorp with overall financial, logistical and management support, which are important underpinnings for a strong resurgence.

A Tradition of Community Service

Our commitment to supporting the development and well-being of the community we serve remains as strong as ever, especially with respect to higher-education programs. Universia and our Universities Program are two such initiatives that have had tremendous impact in Puerto Rico.

[Chart]

SBPStock Performance

SBP stock appreciated 87.3% during 2003

[p9]

[Quote-out right margin]

"We plan to build on our momentum in 2004 and beyond by keeping a sharp focus on performance in every profit center, always seeking to add value for our clients and shareholders alike."

Universia is a Santander Group initiative that reaches across the Spanish-speaking world through an Internet website that connects universities and academic communities. In Puerto Rico, 99% of college students have access to the wide world of new information and communication technologies through Universia. The network connects 637 universities, including 15 in Puerto Rico, linking 7.4 million students. Under the Universities program, we fund scholarships, and assist in developing major projects at universities across the Island. Santander maintains contact with approximately 90% of the college-level students on the Island through alliances with eight universities.

Our ongoing community development initiatives combine sponsorships, donations and lending programs. Some $60 million is earmarked for lending programs, with loans to micro businesses under our Vamos a Tí ("We Bet on You") program; loans under Contigo Mano a Mano ("Working Hand in Hand"), a continuing education program emphasizing the basics of personal finance management directed to more than 50 low-income communities; and a new program for first-time home buyers called Mi Casa Santander, among others.

We also evaluate requests for funds and award donations to many worthwhile community projects. In 2003, corporate donations totaled $522,000, not including donations of money and time from our employees, who contributed almost $50,000 to the United Fund via payroll deductions and over $25,000 to the Muscular Dystrophy Association. We encourage our employees active participation in community organizations and community projects by volunteering their time and talents.

Moving Vigorously Ahead

Santander BanCorp established positive momentum with the increase in business volume and improved results turned in for 2003. We plan to build on that momentum in 2004 and beyond by keeping a sharp focus on performance in every profit center, always seeking to add value for our clients and shareholders alike.

We are confident that loans, mortgages, deposits and customer assets under our care and custody will continue to grow. We will be concentrating on individual consumers for mortgages, credit cards, deposits and insurance. Our PYMES program will serve the special needs of small- and middle-sized businesses by emphasizing loans, point-of-sale transaction processing, insurance and retirement-related products in individually tailored combinations. The middle market, where even more products are needed, provides us further opportunities, especially in the areas of asset and wealth management and in international trade related services.

Many have contributed to the transition that has occurred. The directors of Santander BanCorp deserve our gratitude for their guidance and support. Likewise, the entire management team should be praised for their commitment and relentless efforts to achieve the results presented in this report. Further, our employees should be recognized for their willingness to adapt to change and accept better ways of accomplishing tasks. Finally, we are grateful to our clients and shareholders for their faith and loyalty in staying with us. Our goal is to reward them by moving vigorously ahead to become more agile and responsive, the best and most promising financial institution in Puerto Rico.

Sincerely,

[signature]

Jose R. González

President and Chief Executive Officer

[p10]

Santander Group Puerto Rico

[photo of bank employee serving customer at counter]

[p11]

Santander Group Puerto Rico

[quote-out right margin]

Our client-focused approach is driven by the expertise and enthusiasm of the more than 1,600 people who currently make up the Santander family and offer financial services through our four principal operating entities.

Overview

Santander BanCorp, a publicly traded financial holding company, is an 88.7% owned subsidiary of Santander Group (for more information regarding Santander Group refer to Appendix A). In 2003 Santander BanCorp established a dynamic new client-focused approach to the delivery of fully integrated financial services. The primary objective of this initiative is to better serve our clients by focusing all the resources of Santander across four principal business lines: commercial banking, securities and asset management, mortgage and insurance. These are the businesses that today define and distinguish Santander BanCorp as one group, the Santander Group Puerto Rico (the Group).

Our client-focused approach is driven by the expertise and enthusiasm of the more than 1,600 people who currently make up the Santander family and offer financial services through our four principal operating entities: Banco Santander Puerto Rico (the Bank), Santander Securities Corporation (Santander Securities), Santander Mortgage Corporation (Santander Mortgage) and Santander Insurance Agency, Inc. (Santander Insurance Agency). The goal as one integrated Group is to serve the total financial needs of our clients, to achieve greater growth and efficiency, and to create value for our clients and shareholders.

BANCO SANTANDER PUERTO RICO

Banco Santander Puerto Rico is the commercial banking flagship of the Group in Puerto Rico. The Bank has the second largest branch network and client base on the Island, with 66 locations and 147 automatic teller machines (ATMs) that provide easy access for our more than 275,000 customers. Over its 27-year history of serving the banking needs of the communities in which it operates, Banco Santander Puerto Rico has built a reputation as a client-oriented, full-service bank.

As the focal point of the Groups orientation toward total client satisfaction, the highly visible and conveniently located Banco Santander Puerto Rico branches share a common objective: to be the leading integrated, client-based financial institution on the Island. The Bank is organized into three principal service units composed of commercial banking, through its retail and wholesale banking services; mortgage banking; and treasury and investments.

[Organization Chart - entities under Sanatander BanCorp]

Santander BanCorp: A Provider of Integrated Financial Services

Santander BanCorp

Banco Santander Puerto Rico

Santander Mortgage

Santander International Bank

Santander Insurance Agency

Santander Securities

Santander Asset Management

[p12]

[Organization Chart]

Business Line Organization

Banco Santander Puerto Rico

Commercial Banking

Retail Wholesale

Mortgage Banking

Treasury & Investments

[Quote-out]

Our branch-based core deposits, which rank second among commercial banks in Puerto Rico, reached $2.6 billion at years end.

COMMERCIAL BANKING

The Groups integrated business model is built upon the strength of its commercial banking franchise and its distribution capabilities. This units goal is to be an agile client-service organization with the primary focus on satisfying the total financial needs of its customers through superior retail and wholesale banking services.

Retail Banking

Retail Banking serves all individual clients and small- and medium-sized businesses with annual sales of under $5 million, providing them with a full range of financial products and services. Our branch-based core deposits, which rank second among commercial banks in Puerto Rico, reached $2.6 billion at years end. In addition, the loan portfolio for small- and medium-sized businesses (known as PYMES, its Spanish-language acronym) reached three quarters of a billion dollars in 2003.

The branch network was reorganized in 2003 into five regions for greater effectiveness in coordinating cross selling and service delivery to retail clientele: the San Juan metropolitan area, the north, south, east and west regions. Furthermore, greater emphasis was placed on orienting all branch personnel toward expanding product knowledge and training in credit risk evaluation and analysis. Branch personnel were also trained during 2003, using a systematic sales management model that promotes customer and prospect contact at all levels by relationship officers through regular visits and follow-up within their market areas.

As a result, each branch is becoming a more effective one-stop, full-service financial center, facilitating the cross selling of all Santander products. This client-oriented retail banking environment is more agile and quickly draws on the resources of specialists from other Santander operations, when required, to ensure that each customer is provided an integrated package of financial services and products that are tailored to his or her needs.

In addition, a major institutional advertising campaign complemented the marketing of specific products and services such as telephone and Internet banking as well as extensive telemarketing efforts, which enhanced direct sales activity at the branch level during 2003.

The combined impact of reorganization, reorientation and more aggressive marketing produced important results in 2003. Mortgages generated at the branch level increased by 62% over the previous year, reaching a total of $173 million. Loans under the PYMES program for small- and medium-sized businesses increased by 4% or $58 million versus 2002 totals, and finished the year with a $750 million loan portfolio. Also during 2003, assets referred by the branches to our wealth management program amounted to $101 million and generated $1.4 million in fee income.

These results indicate that the strategies implemented during the year are working to construct a flexible and more agile organization that is rapidly adjusting to market requirements. Those improvements also led to the transfer to retail banking of

[p13]

[photograph 2 bank customers in feed warehouse]

[photograph grain silos under construction]

[quote-out right margin]

Wholesale banking uses Santander resources for clients such as Nutrimix Feed Co., Inc. Left: (from left to right) President Waldemar Gonzalez Velez and Vice-president Damien Rivera Alonso. Below: the Nutrimix expansion project.

specialized products such as leasing and agricultural services at the end of 2003.

Another achievement of retail banking during 2003 was the improved credit quality and strengthened collection activities that enabled the Bank to lower its provision for loan losses, which contributed to increased profits.

Wholesale Banking

Wholesale banking has taken relationship banking to a new level at Santander by integrating product and service lines in order to meet the specific financial needs of our clients. After its creation two years ago, the wholesale banking unit is contributing significantly to the generation of fee-based income by providing clients with an appropriate mix of lending, money management, insurance and investment products as well as a full array of corporate and personalized banking services to effectively build their wealth.

The wholesale banking unit includes institutional clients represented by the public sector, not-for-profit organizations and specialized industries such as universities, healthcare and financial institutions; corporate banking; and middle-market clients with annual sales of more than $5 million. This unit also houses certain specialized services such as construction, international commerce and cash management.

Wholesale banking also calls into play the substantial resources of Santanders worldwide operations, when such involvement is deemed appropriate or necessary to achieve the clients financial objectives. The unit draws on the substantial resources of corporate and institutional banking, trust, treasury, insurance, securities and asset management to structure financial products and services specifically to the needs of the market in Puerto Rico.

Understanding that the market has become increasingly sophisticated over recent years, requiring a broader outlook and the application of leading-edge financial strategies, wholesale banking clients are offered a full array of commercial banking products and services, including cash management, bank card products, letters of credit and a variety of other foreign trade-related services. This unit works closely with retail banking branch personnel, due to its proximity to the individual business communities

[p14]

[Quote-out left margin]

The Las Cascadas project, at Toa Alta on Puerto Ricos north coast, has more than 170 units. The Group provided construction and mortgage financing.

[photograph - residential housing unit]

it serves. The division also manages construction-lending operations and works closely with the mortgage-banking subsidiary to provide clients with complete real estate financing solutions, from the project construction phase through the final purchase and delivery of properties to their new owners.

In 2003, the Wholesale Banking Division reinforced its hands-on approach in working with clients and prospects alike. The division matched account executives to the industries with which they were most familiar, and recruited additional personnel to cover other industries. It made product knowledge training an ongoing priority for all personnel.

As part of the divisions ongoing process of matching client requirements and products, corporate banking personnel developed and launched several new products late in the year, such as trade finance and confirming lending products

As a result of these initiatives, the number and dollar value of extensions of credit under review in our pipeline increased considerably at years end, totaling more than $600 million ($700 million, including construction loans) while new loans disbursed in 2003 exceeded $150 million. Construction lending contributed significantly with a total of $222 million in new loans in 2003 versus a 2002 total of $158 million. As the volume of cash management and foreign trade activity increased under the new approach emphasizing systematic visits, commissions earned also rose $3.6 million during 2003.

MORTGAGE BANKING

Santander Mortgage Corporation is the fourth largest mortgage loan originator and servicer in Puerto Rico. Total mortgage loan originations amounted to $619 million in 2003, and the mortgage loan portfolio grew by 38%, reaching $1.46 billion by years end.

This outstanding performance reflects the growing impact of our cross-selling efforts and broader market recognition of the competitiveness of our mortgage operations, which place the prospective customer first.

Telemarketing and the Internet have become more effective tools in reaching our existing and prospective clients with highly competitive mortgage products.

The "e-casas" web page that can be accessed through the Santander website, www.santandernet.com, is a feature unique to the Santander Mortgage approach. Launched in 2002 to provide prospective clients with orientation on the Islands real estate market, the web page was improved during 2003 to become a valuable resource for families in the market for mortgages to finance or refinance homes.

The web page can be used by the client as an interactive application for pre-approval of a mortgage loan. It also gives the client a preview of what is available in the real estate market by showing the listings of more than 300 real estate agents.

[p15]

[Quote-out right margin]

From 2002 to 2003 non-accruing loans declined 20% from $123 million to $98 million, and the non-performing loans to total loans ratio decreased from 3.20% to 2.33%

This exclusive service of Santander Mortgage was developed in conjunction with the San Juan Board of Realtors. Once that process has begun, Santanders mortgage specialists, working closely with branch relationship officers, carry a mortgage loan through to closing in the shortest time possible. Branch production of mortgage loans, up approximately 62% in 2003, indicates that there is plenty of room for further expansion of residential mortgage originations.

Likewise, Santander continues to be alert to growth opportunities as a leader in construction lending for residential and commercial development, which is expected to remain strong in Puerto Rico under the current interest rate and economic scenarios.

During 2003, $325 million in mortgages originated by Santander Mortgage were securitized.

TREASURY AND INVESTMENTS

Our treasury operations increased Santanders investment portfolio, excluding trading securities, by $129 million in 2003, reaching $2.50 billion from $2.37 billion in the previous year. At the same time, it improved the yield on investments by changing the composition of the portfolio and modestly extending its duration, thereby making a greater contribution to earnings growth. The net interest margin on our portfolio increased by 2.12% and the cost of funds was lowered by 1.22%.

Our treasury operations also focused on offering yet another level of financial service to our clients in the form of derivative instruments that can protect the owner of a small- and medium-sized business from the impact of interest rate fluctuations. Previously, such sophisticated asset and liability management strategies were only available to large financial institutions. However, the increasingly complex financial demands of doing business successfully in any interest rate environment require that businesses of all sizes consider the potential role of derivatives in financial risk management.

Asset Quality

During 2003, we focused on improving the quality of our loan portfolio by strengthening collection efforts and employing more stringent lending criteria, which has had a positive impact on the allowance for loan losses. During 2003, the provision for loan losses was reduced by 21.8%, or $13.9 million, but maintained a very satisfactory ratio of allowance for loan losses to year-end loans of 1.67%, a 17-basis point improvement over the 2002 ratio of 1.50%. The reduction in the provision for loan losses was due to a decrease in non-accruing loans and lower net charge-offs in 2003. Net charge-offs reflected a 36.6%, or $21.4 million, decrease from $58.5 million in 2002 to $37.1 million in 2003.

From 2002 to 2003 non-accruing loans declined 20% from $123 million to $98 million, and the non-performing loans to total loans ratio decreased from 3.20% to 2.33%. The ratio of the allowance for loan losses to non-performing loans increased from 46.95% in 2002 to 71.74% in 2003. We expect to continue the positive trend experienced in 2003 by continuing to improve the quality of the loan portfolio, improving collection efforts and continuing to apply stringent lending criteria.

[Chart]

Signifcant improvement in asset quality

NPL to Total Loans

[p16]

[Quote-out left margin]

Santander Securities offers a complete range of products and services as part of an overall wealth management program that includes asset and other trust services.

[photograph; customer sitting at desk in front of window talking to bank employee]

SANTANDER SECURITIES

Santander Securities Corporation is the second largest securities broker-dealer in Puerto Rico with approximately $5.9 billion in assets under management, composed of over $3.7 billion in customer assets at the retail broker-dealer level, and $2.2 billion in managed gross assets and institutional accounts at its wholly owned subsidiary, Santander Asset Management Corporation (SAM).

Santander BanCorp acquired all the common stock of Santander Securities on December 30, 2003 in a $62 million cash transaction. With the addition of the securities broker-dealer and asset management business to its commercial banking, consumer lending, mortgage banking and insurance lines of business, Santander BanCorp becomes a more diversified financial services group.

Santander Securities total revenues for the year ended December 31, 2003, reached $47.1 million, an increase of $12.9 million, or 37.7%, over total revenues for the year ended December 31, 2002. Net income for the year ended December 31, 2003, reached $9.3 million, an increase of $4.5 million, or 93.7% over net income for the year ended December 31, 2002.

Santander Securities offers a complete range of products and services as part of an overall wealth management program that includes asset management and other trust services. The combination of Santander Asset Management products and Santander Securities distribution capabilities has allowed the Group to provide a diverse range of high-quality investment alternatives in the Puerto Rico market.

During 2003, Santander Asset Management launched three new investment funds, while continuing to manage seven existing funds. The funds total gross assets of $1.9 billion at year-end place Santander Asset Management firmly in second place in the Puerto Rican market, with a market share of over 20%.

SANTANDER INSURANCE AGENCY

Santander Insurance Agency was established in October 2000 as the first financial holding company insurance operation to receive approval from the Insurance Commissioner of Puerto Rico. It offers a growing base of products, including life, disability, unemployment and title insurance as a corporate agent, and also operates as a general agent, offering bid, payment, and performance bonds, and insurance to cover equipment and auto leases.

Apart from managing its own direct sales operation focusing on the open market, the agency works closely with the personnel from a number of the Groups business and operating units.

In 2003, the agency took steps to increase its production capability. In addition to training branch personnel and assisting them through the licensing process, the agency recruited licensed sales agents

[p17]

[Quote-out right margin]

"Our employees should be recognized for their willingness to adapt to change and accept better ways of accomplishing tasks."

- José R. Gonzalez

for its direct marketing operation. In 2003, the sales force was expanded by 50%.

The dollar value of premiums written during 2003 reached $14 million, a 38% increase compared to the 2002 total. Net insurance commissions for the year increased by 30%, totaling $4.2 million, and net profits before taxes were $2.1 million, 42% over the previous year.

EXPANDING INFORMATION TECHNOLOGY

Santander BanCorp has long recognized the value of quickly and efficiently organizing, processing, and applying data for internal requirements as well as customer-oriented applications. Santanders Internet and telephone banking platforms are among the most convenient and reliable in the market because of the substantial ongoing investment in upgrading its information systems.

The following were among the major accomplishments for the year in the area of information technology:

The final implementation of Altair, a divisional operating system to enhance technical support and improve operating efficiency.

Electronic banking facilities were expanded to provide customers with Internet access to the entire spectrum of financial services we offer. Annual growth in the number of new e-banking clients and the amounts in online sales were 57% and 140%, respectively. The Bank was awarded top honors as the Best Consumer Internet Bank in Puerto Rico by Global Finance magazine.

Intranet facilities were expanded. New applications posted online include 18 courses for employees, all forms used in Santander operations, sales-oriented and mortgage newsletters, and quarterly updating of manuals, resulting in considerable savings and quickly updated references.

The customer database was used to segment the market and to cross-reference particular products and characteristics per segment to better serve clients by more quickly understanding the appropriate product applications.

INVESTING IN OUR HUMAN CAPITAL

During 2003, extensive efforts were made to motivate employees at all levels and reaffirm their commitment to Santander. We are promoting a team approach to the accomplishment of identified tasks and goals. The more than 1,600 people at Santander responded to that challenge with enthusiasm and energy, making them our most important asset.

We are committed to investing significant resources in training our people and converting them into drivers of change and innovation. The success of our people determines the Groups success. Their contributions have made Santander a stronger, results-oriented organization. We encourage our employees to improve performance by focusing on clearly defined goals and expectations.

Human resources executives were assigned to each major business segment to help analyze situations, process conclusions and advise managers. A revised employee manual was issued to assist our people in understanding the Groups expectations, compensation and benefit plans, and other aspects of the employment relationship. At the same time, improvements were made in the areas of healthcare, retirement and savings plan benefits to ensure that the work environment at Santander remains competitive with the market.

Training needs in each business unit were also assessed and programs were designed to effectively improve skills. During 2003, 15,342 training hours were completed at our facilities involving more than 4,342 participants in 128 different courses of study.

All these initiatives have enabled Santander BanCorp to motivate and retain qualified personnel as well as to recruit high-caliber candidates who foresee promising careers and a bright future with the organization.

[p18]

[photograph: students and computer outdoors with "Universia" sign in background]

A MAJOR COMMITMENT TO SOCIAL RESPONSIBILITY

Santander BanCorp is committed to social responsibility through programs that support the advance of higher education; foster the well-being of the communities it serves, and protect the environment. Our longstanding record of service to the community is based upon core beliefs that are woven into the fabric of our business operations.

Universias Global Impact

The Universia portal, the worlds largest virtual university network, reached more than eight million students, joining 750 Spanish and Latin American universities. In 2003, 99 universities were added to the project. In Puerto Rico, Universia was launched in June 2001.

Universia Puerto Rico, Inc. (Universia) incorporates 15 member universities representing 99% of Puerto Ricos college students, a resource of extraordinary proportions. Universias webpage, www.universia.pr, has become a point of contact for the academic community. It links the classroom with Internet resources; provides a specialized data base and search engine tailored to academia; provides Internet channels to commercialize e-learning initiatives of member universities and an electronic marketplace for university products and services. It also promotes academic collaboration and exchange of knowledge between physically separate institutions; provides university news, free e-mail service, specialized sites for scholarships and employment opportunities for students; offers free access to forums, chats and classifieds; offers free messaging service, and much more.

In 2003, Santander BanCorp collaborated with Universia to inaugurate the "Universia Classroom" project, especially designed classrooms equipped with the technical resources to facilitate the sharing of knowledge through the Internet. In separate agreements, the University of Puerto Rico at Río Piedras, the Ana G. Mendez University System at Jayuya and InterAmerican University at Fajardo each equipped a Universia Classroom as a meeting place for training on Internet use and for the development of community projects using the networks vast resources. In addition, the University of Puerto Rico and Universia both contributed to the development of the first phase of a wireless network at the University of Puerto Ricos Río Piedras Campus.

[p19]

Corporate Social Responsibility

[Quote-out right margin]

Universia has become a key tool for college students. The inauguration of the wireless access on the UPR Río Piedras campus is pictured on the opposite page. Below are employees and their children at the annual Art Workshop for Our Children sponsored by Santander Group Puerto Rico.

[photograph of employee with her child at crafts workshop]

[photograph of employee with his child at crafts workshop]

The Universities Program

Supporting higher education through our Universities Program is a top priority for the Group. This program stands as a model for private industrys involvement with higher education. Working with each universitys priorities, we make donations for scholarships, academic programs and technology. Support of higher education on the Island accounted for more than half of the Groups overall donation budget of nearly $522,000 in 2003.

The Group also maintains alliances with eight universities representing approximately 90% of the Islands college-level students. These include the University of Puerto Rico, InterAmerican University of Puerto Rico, Ana G. Mendez University System, Catholic University of Puerto Rico, Bayamón Central University, Caribbean University, Carlos Albizu University and the Puerto Rico Conservatory of Music.

Santander provides special services for students, such as accounts tailored to their needs, loans for computers and other educational purposes, and credit cards, making sure that students familiarize themselves with the principles of budgeting and wise use of credit. We have installed five ATMs in various universities and provided personnel for presentations on various topics, such as starting a new business and the use of technology in todays business, among others.

Community Development Programs

During 2003, we re-launched the micro-business entrepreneurship loan program Vamos a Ti ("We Bet On You"), originally begun in the mountain town of Cidra in 1999. The 2003 version was launched in another mountain town, Jayuya, where courses are given through Metropolitan University to train and orient prospective entrepreneurs on planning, starting and/or managing their own businesses successfully. The program is the result of a collaborative effort with the Rural Development Administration of the United States Department of Agriculture.

Santander has played a very active role in financial education through its Contigo ("With You") program. This program promotes financial education and financial literacy in low- and moderate-income communities, public schools and not-for-profit organizations. Leaders from more than 40 low-income communities received instruction on topics such as understanding the consequences of debt, financial planning tools, the importance of savings, and bank products and services, among others.

The Federal Home Loan Bank of New York approved the Bank as a First Home Club participant. This program, Mi Casa Santander, is designed to assist low-income, first-time homebuyers in their purchase of a home. Assistance is provided in the form of matching funds, based on the homebuyers systematic savings in a dedicated account. As part of this program, first-time homebuyers will attend workshops sponsored by Santander covering the benefits and responsibilities of home ownership, loan and legal documentation, and the terms and conditions of the program. Mi Casa Santander will be launched officially during 2004.

[p20]

[photograph of "used book" poster with child reading and mother reading to child]

[photograph of president and 4 unidentified persons holding giant check for MDA]

Cleaning Up The Environment

During 2003, Santander volunteers contributed their time and efforts, along with several government agencies and private organizations, to clear some 25,000 pounds of trash from land and sea along 32 miles of Puerto Ricos beaches in the Annual International Coastal Cleanup initiative.

Good Employees, Good Citizens

Through volunteer programs, payroll deductions and other donations, Santander employees in 2003 participated on an individual basis in a variety of community programs and activities in addition to the environmental project. Among other activities, they collected 20,000 used books in the Islands first "educational recycling" program, raised $25,000 for the Muscular Dystrophy Association (MDA) and more than $48,000 for the United Way of Puerto Rico.

Conclusion

Santander BanCorps multi-faceted operations in Puerto Rico continue to place our institution at the forefront of the financial community, serving our clients with leading-edge products and services that improve virtually every aspect of their lives from the simplest banking transaction to the most complex financing programs. We value our unique positioning, and are constantly striving to sharpen our focus on serving our clients better in all of their financial endeavors.

Santander BanCorp

Board of Directors

Gonzalo de las Heras	María Calero
Chairman	Stephen Ferriss*
	Carlos M. García	Enrique R. Ubarri-Baragaño, Esq.
Jose R. Gonzalez	Vicente Gregorio*	Corporate Secretary
Vice Chairman	Roberto Valentín*
	Jesús Zabalza	* Member of the Audit Committee

Víctor Arbulú Crousillat*

Banco Santander Puerto Rico	Other Retail Banking Areas	Angel Franco
Jose R. Gonzalez	Lucio Arreola	Senior Vice President
President &	Senior Vice President	Institutional Banking
Chief Executive Officer	Consumer Banking & Credit Cards
Ariel Lebrón
Carlos M. García	Manuel Maúrtua	Senior Vice President
Senior Executive Vice President &	Senior Vice President	Construction Lending
Chief Operating Officer	Preferred Banking
Juan Boscio
Retail Banking	Luis Mena	Vice President
Rafael F. Saldaña	Senior Vice President	Local Corporate Banking
Executive Vice President	Agricultural Loans
Omar Contreras
Branch Network	Guillermo Bonini	Vice President
Magalie Enríquez	Vice President	Corporate Banking
Senior Vice President	Internet & Telephone Banking
Western Region		Nelson Miranda
	Angel García	Vice President
Hilda Gutierrez	Vice President	Cash Management
Senior Vice President	Leasing
Metropolitan San Juan Region		Ricardo Gonzalez
	Jose Muñoz	Assistant Vice President
Juan Jose Hernandez	Vice President	International Services
Senior Vice President	Small Business
Southern Region		Treasury & Investments
Jose Casellas
Carlos Jimenez	Wholesale Banking	Senior Vice President &
Senior Vice President	Roberto E. Córdova	Treasurer
Eastern Region	Executive Vice President
Fernando Bruno
María S. Rivera	Lilian Díaz	Vice President
Senior Vice President	Senior Vice President	Investments
Northern Region	Middle Market
Juan P. Perez Hanley
Ivan Cruz	Angel Feliú	Vice President
Vice President	Senior Vice President	Asset & Liability Management
Branch Operations	Regional Director

Irma Cartagena
Vice President
Regional Director

Other Business & Support Areas	Irving Rivera	Operations & Information Technology
Jesús F. Mendez	Senior Vice President	Patricio Silva
First Senior Vice President	Corporate Credit	First Senior Vice President
Trust Services		& Chief Information Officer

Lillian Arroyo	Rodrigo Mateluna	Jesús Quiñones
Senior Vice President	Vice President	Senior Vice President
Universities Program	Consumer Credit	Organization & Methods

Gabriel Montoya	Finance & Administration Area	Anthony Boon
Senior Vice President	María Calero	Vice President
Management Information Reporting	Executive Vice President &	Information Technology
Chief Accounting Officer
Ralph Conklin		Legal & Compliance
Vice President	Laura Vazquez	Enrique R. Ubarri Baragaño, Esq.
Business Planning & Control	First Senior Vice President	Senior Vice President & General Counsel
Comptroller
Carlos J. Rivera		Gloria Benson
Vice President	Eugenio Alonso	Senior Vice President
Marketing	Senior Vice President	Bank Secrecy Officer
CRA Officer
Risk Management		Human Resources
Juan Davila	Juan M. Díaz Soultaire	Ivonna J. Pacheco
Executive Vice President &	Senior Vice President	First Senior Vice President
Chief Risk Officer	Investor Relations
	& Sarbanes Oxley Officer	Quality
Jose Santoni		Nilda Picorelli
First Senior Vice President	Cecilio Bueno	First Senior Vice President
Commercial Credit	Vice President
	Administrative Services	Corporate Communications
Bartolome Velez		Evelyn Vega - Sella
First Senior Vice President	Angel Gonzalez	Senior Vice President
Classified Asset Management	Vice President
	Security	Internal Audit
Manuel Lasso		Ramón Sanchez
Senior Vice President	Vivian Morales	First Senior Vice Presiden
Market Risk	Vice President
Loan Review
Beatriz Ramírez de Arrellano
Senior Vice President
Credit Risk Management

[F-1]

SANTANDER BANCORP

FINANCIAL DATA – INDEX

PAGE
FINANCIAL REVIEW AND SUPPLEMENTARY INFORMATION

Selected Consolidated Financial Information	F-2

Managements Discussion and Analysis of Results of Operations and Financial Condition	F-4

Selected Statistical Information	F-29

CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors Report	F-31

Consolidated Balance Sheets – December 31, 2003 and 2002	F-32

Consolidated Statements of Income
for the Years Ended December 31, 2003, 2002 and 2001	F-33

Consolidated Statements of Changes in Stockholders Equity
for the Years Ended December 31, 2003, 2002 and 2001	F-34

Consolidated Statements of Other Comprehensive Income
for the Years Ended December 31, 2003, 2002 and 2001	F-35

Consolidated Statements of Cash Flows
for the Years Ended December 31, 2003, 2002 and 2001	F-36

Notes to Consolidated Financial Statements – December 31, 2003, 2002 and 2001	F-38

[F-2]

SELECTEDCONSOLIDATED FINANCIAL INFORMATION

The following table presents selected consolidated and other financial and operating information for the Corporation and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporations Consolidated Financial Statements and the sections entitled "Managements Discussion and Analysis of Results of Operations and Financial Condition" and "Selected Statistical Information" appearing elsewhere in this Annual Report. The selected Balance Sheet and Statement of Income data for the year ended December 31, 2003, has been derived from the Corporations consolidated audited financial statements. The consolidated Balance Sheet and Statement of Income data for the years ended December 31, 1999, 2000, 2001 and 2002, has been restated to give retroactive effect to the acquisition of Santander Securities Corporation by the Corporation on December 30, 2003, which has been accounted for on as "as if pooled" basic as described in Note 1 to the accompanying consolidated financial statements, and accordingly, such restated data has been derived from combining the separate consolidated financial statements of the Corporation and Santander Securities Corporation, and adjusted for any related combining eliminations.

	Year ended December 31,
		As Restated
		2002	2001	2000	1999
	(In thousands, except per share data and ratios)
CONDENSED INCOME STATEMENTS
Interest income	$325,581	$365,353	$486,512	$613,217	$560,728
Interest expense	132,351	159,915	244,768	367,903	306,445
Net interest income	193,230	205,438	241,744	245,314	254,283
Security gains (losses)	10,790	12,236	18,282	(3,801)	323
Broker/dealer, asset management and insurance fees	49,526	35,277	30,223	19,269	12,116
Service fees and other	59,624	53,595	53,256	60,278	44,684
Operating expenses	224,265	213,875	210,647	195,128	182,998
Provision for loan losses	49,745	63,630	65,430	37,000	26,375
Income tax	(285)	3,289	6,424	13,072	20,361
Cumulative effect of change in accounting principle, net of tax	–	–	(8,246)	–	–
Net income	$39,445	$25,752	$52,758	$75,860	$81,672
PER PREFERRED SHARE DATA
Outstanding Shares:
Average	2,610,008	2,610,008	2,610,008	2,610,008	2,610,008
End of period	–	2,610,008	2,610,008	2,610,008	2,610,008
Cash Dividends per Share	1.73	1.75	1.75	1.75	1.75
PER COMMON SHARE DATA*(1)
Net income	$0.76	$0.49	$1.10	$1.55	$1.66
Book value	11.34	12.66	12.66	12.30	10.68
Outstanding Shares:
Average	42,421,098	43,070,067	43,951,719	46,066,196	46,410,214
End of period	42,398,954	42,566,464	43,314,014	44,875,214	46,410,214
Cash Dividends per Share	0.44	0.44	0.44	0.44	0.44
AVERAGE BALANCES
Net loans and loans held for sale	$3,941,530	$4,088,783	$4,389,189	$4,522,601	$4,111,060
Allowance for loan losses	64,909	57,633	53,510	55,118	56,462
Earning assets	6,385,148	6,332,615	6,609,760	7,454,399	7,373,874
Total assets	6,725,111	6,715,518	6,979,349	7,852,621	7,739,568
Deposits	3,749,684	4,096,818	4,020,450	4,116,015	3,739,238
Borrowings	2,248,101	1,865,328	2,230,561	3,037,778	3,323,697
Preferred equity	64,175	65,250	65,250	65,250	65,250
Common equity	531,973	559,568	553,528	524,675	482,399
YEAR END BALANCES
Net loans and loans held for sale	$4,144,195	$3,794,927	$4,388,958	$4,437,158	$4,452,846
Allowance for loan losses	70,572	57,956	52,857	51,526	56,200
Earning assets	7,087,413	6,824,043	7,445,504	7,406,722	7,814,466
Total assets	7,366,421	7,125,394	7,717,566	7,697,359	8,060,035
Deposits	4,142,228	4,518,969	4,792,634	4,921,354	4,061,038
Borrowings	2,595,033	1,877,379	2,189,136	2,039,472	3,312,251
Preferred equity	–	65,250	65,250	65,250	65,250
Common equity	480,832	538,705	548,544	551,990	495,480
Total equity	480,832	603,955	613,794	617,240	560,730

(footnotes appear on the following page)

	Year ended December 31,
		As Restated
	2003	2002	2001	2000	1999
	(In thousands, except per share data and ratios)
SELECTED RATIOS
Performance:	3.30%	3.45%	4.00%	3.63%	3.84%
Net interest margin (2)	70.10%	69.56%	60.50%	55.72%	53.82%
Efficiency ratio (3)	0.59%	0.38%	0.76%	0.97%	1.06%
Return on average total assets	0.59%	0.38%	0.87%	0.97%	1.06%
Return on average total assets before cumulative effect of change in accounting principle	6.08%	3.79%	8.71%	13.59%	15.98%
Return on average common equity	6.08%	3.79%	10.20%	13.59%	15.98%
Return on average equity before cumulative effect of change in accounting principle	105.12%	99.80%	109.17%	109.88%	109.94%
Average net loans to average total deposits	94.94%	94.30%	94.70%	94.93%	95.28%
Average earning assets to average total assets	8.86%	9.30%	8.87%	7.51%	7.08%
Average stockholders equity to average assets	1.32%	1.13%	1.01%	0.74%	0.59%
Fee income to average assets
Capital:	8.84%	12.14%	10.66%	10.78%	10.36%
Tier I capital to risk-adjusted assets	10.41%	13.39%	11.64%	11.83%	11.56%
Total capital to risk-adjusted assets	6.04%	8.87%	8.79%	7.43%	6.80%
Leverage ratio
Asset quality:	2.33%	3.20%	2.14%	1.52%	0.98%
Nonperforming loans to total loans	0.93%	1.41%	1.44%	0.91%	0.57%
Net charge-offs to average loans	1.67%	1.50%	1.19%	1.15%	1.25%
Allowance for loan losses to year-end loans	71.74%	46.95%	55.52%	75.65%	126.72%
Allowance for loan losses to nonperforming loans	70.03%	45.50%	52.47%	70.81%	117.69%
Allowance for loan losses to nonperforming loans plus accruing loans past-due 90 days or more	1.40%	1.98%	1.30%	1.02%	0.65%
Nonperforming assets to total assets	22.12%	15.77%	14.33%	22.78%	44.79%
Recoveries to charge-offs
Earnings to Fixed Charges: (4)	2.16x	2.40x	2.59x	2.34x	2.25x
Excluding interest on deposits	1.28x	1.18x	1.27x	1.24x	1.33x
Including interest on deposits
Earnings to Fixed Charges and preferred stock dividends: (4)
Excluding interest on deposits	1.99x	2.26x	2.49x	2.28x	2.19x
Including interest on deposits	1.22x	1.14x	1.24x	1.22x	1.30x
OTHER DATA AT END OF YEAR
Full-service branches	64	64	62	60	64
Express branches	2	2	3	15	14
Total branches	66	66	65	75	78
ATMs	141	139	121	116	121

*Per share data is based on the average number of shares outstanding during the periods, except for the book value which is based on total shares at the end of the periods.  Basic and diluted earnings per share are the same.

(1)Per common share data has been retroactively restated to reflect a 10% stock dividend effected on January 11, 2000, and a 10% stock dividend effected on June 17, 2002.

(2)On a tax-equivalent basis.

(3)Operating expenses divided by net interest income, on a tax-equivalent basis, plus other income, excluding securities gains and losses.

(4)Assumes that the total rental expense is representative of the interest factor of such rental expense.

[F-4]

MANAGEMENTS DISCUSSION AND ANALYSIS
  OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

General

Santander BanCorps (the Corporation) operational and financial performance during 2003 took place in a very dynamic and changing environment. It was a year of restructuring and revitalizing measures aimed at achieving greater efficiency and productivity in order to expand the Corporations position as a leader in the financial services industry. The Corporation acquired Santander Securities Corporation and its subsidiary, Santander Asset Management Corporation, at year-end. This action has positioned the Corporation as a full service provider of a broad range of financial services under the Santander BanCorp umbrella. In addition, it is expected that this integration will result in economies of scale and cross-selling synergies that will enhance the Corporations profitability and ability to serve clients with a full range of financial services.

Net income for the year ended December 31, 2003, reached $39.4 million, or $0.76 per common share, an increase of 53.2% over net income for the year ended December 31, 2002, of $25.8 million or $0.49 per common share. Non interest income reflected a 22.8% improvement over 2002 due primarily to increases in broker/dealer, asset management and insurance fees. Non-performing loans and net charge offs decreased significantly during 2003 compared to 2002 and the reserve for loan losses is at 1.67% of total loans and 71.74% of non-performing loans. The loan and investment portfolios also reflected growth during 2003, positioning the Corporation to begin 2004 with a strong client base, a reinvigorated management team, and a more efficient and productive operation to build on the momentum that began in 2003.

In line with the current environment and the change in the Corporations structure, during the second semester of 2003, the Corporation conducted an extensive and thorough revision of its strategic plan, resulting in a new business plan for the three-year period from 2004 through 2006. This business plan is based on an integrated business model that focuses on our clients and our people. Our client-focused business model is based on three strategic cornerstones: Sales and Distribution, Credit and Market Risk and Operating Efficiency. The Sales and Distribution cornerstone is based on implementing and expanding throughout the Corporation a systematic sales management process which focuses on growing our loan portfolio by cross-selling products and services to our extensive segmented client base and improving client profitability. In the area of Credit and Market Risk we are focusing on implementing and maintaining agile and flexible credit processes, continuous monitoring and improvement of asset quality, maximizing loan recoveries and maintaining an investment portfolio adequate to our asset size. With respect to Operating Efficiency, we aim to limit operating expense growth to inflation levels, while obtaining efficiencies from new operating systems and investing in and training the best people. Our business plan is grounded in client orientation and providing the highest quality service with the best human resources and information technology, while maintaining superior asset quality.

The implementation of the business plan described above has already started, and managements efforts will be focused on achieving the objectives delineated in such plan during the next three years. The plan contemplates sustained growth in interest-earning assets, particularly in the commercial and mortgage lending portfolios, designed to steadily increase interest income and related revenues. Continued emphasis in the growth of the insurance distribution and broker/dealer segments is also expected to contribute firmly to the Corporations results of operations. Cost controls currently in place will limit operating expense growth and assist the Corporation in achieving greater operational efficiency. These strategies are expected to enhance the Corporations profitability and efficiency ratios.

The Corporations business plan depends, to a moderate extent, on the improvement of general economic conditions and stable economic growth in Puerto Rico and in the United States. Also, the business plan places special emphasis on the very competitive environment in the Puerto Rico and United States financial services arena. On a short- and medium-term basis, the Corporation will continue to focus on differentiating itself from its competitors by building on our established strengths: client satisfaction, product innovation, diversified business units with high earnings potential from banking, securities, asset management, mortgage and insurance services, our large client base and branch distribution network and a modern technology infrastructure.

  The Corporation has established formal methodologies and devoted resources to periodically monitor the implementation and progress of all the initiatives encompassing the three-year business plan. The Corporation has established an office with specialized resources primarily devoted to monitoring the implementation of all the individual initiatives delineated in the business plans. Formal and tailor-made tools have been developed to gauge the progress and measure the financial impact of each initiative, including incremental revenues and the related investment. Formal tools, methodologies and communications protocol have also been developed with the objective of periodically appraising senior management.

The profitability of the Corporations operations depends primarily on its net interest income, provision for loan losses, other income, other operating expenses, and income taxes. Net interest income is the difference between the income the Corporation earns on its loan and investment portfolios and the cost of its deposits and borrowings. Net interest income is dependent on the amounts and yields of its interest-earning assets as compared to the amounts and rates paid of its interest-bearing liabilities. The Corporation is sensitive to changes in market rates of interest and uses asset and liability management practices in coping with

[F-5]

such changes. The provision for loan losses reflects the cost of credit risk in the Corporations loan portfolio and is dependent on loan portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions, and loan impairment measurements. Other income consists of various service charges and fees as well as gains and losses on sales of assets. Other operating expenses include personnel costs as well as occupancy and equipment, data processing, professional fees, communication, business promotion, deposit insurance, other taxes, intangibles amortization, and various other expenses. Income taxes depend on the Corporations pretax income, including the level of its tax-exempt investment income.

The Corporation places particular emphasis on certain financial figures and ratios to gauge its performance. An extensive array of these indicators are continuously used by management with close emphasis on profitability-related ratios such as return on equity (ROE), return on assets (ROA), net interest margin, funding costs and non-interest income to total assets, among others. The Corporation also places special emphasis on monitoring and improving its efficiency ratio and asset quality-related indicators such as non-performing loans to total loans, allowance for loan losses to total loans, and total non-performing loans and net charge-offs to total loans, among others. Other indicators and ratios that the Corporation monitors are asset mix, asset-liability management measurements, interest rate sensitivity, regulatory capital adequacy ratios and market capitalization.

In addition to the financial figures and ratios disclosed in the Selected Consolidated Financial Information, the Corporations management regularly uses other financial and non-financial indicators and measurements to monitor progress in the implementation of business plans and strategies and to assess performance on a short- and long-term basis. For example, indicators related to market share in terms of total assets, customers assets under management, deposits, mortgage loan origination and number of branches and ATMs, among others are regularly monitored by management. In relation to clients, the Corporation regularly monitors number of clients and related segmentation, new client entries and turnover, and customer satisfaction indexes. In terms of human resources, employee headcount, turnover, satisfaction and related ratios like deposits, commissions and loans per employee are being constantly monitored as part of managements ongoing efforts.

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

Allowance for Loan Losses.The Corporation assesses the overall risks in its loan portfolio and establishes and maintains a reserve for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporations loan portfolio. The Corporations management evaluates the adequacy of the allowance for loan losses on a monthly basis. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements. Any significant changes in these considerations would have an impact on the allowance for loan losses.

Financial Instruments.Certain financial instruments including derivatives, hedged items and investment securities available for sale are recorded at fair value and unrealized gains and losses are recorded in other comprehensive income or other gains and losses as appropriate. Fair values are based on listed market prices, if available. If listed market prices are not available, fair value is determined based on other relevant factors including price quotations for similar instruments. Fair value for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments as well as time value and yield curve or volatility factors underlying the positions.

Income taxes.In preparing the consolidated financial statements, the Corporation is required to estimate income taxes. This involves an estimation of current tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The determination of current tax expense involves estimates and assumptions that require the Corporation to assume certain positions based on its interpretation of current tax regulations. Changes in assumptions affecting estimates may be required in the future and estimated tax liabilities may need to be increased or decreased accordingly. The determination of deferred tax expense or benefit is based on changes in the carrying amounts of assets and liabilities that generate temporary differences. The carrying value of the Corporations net deferred tax assets assumes that the Corporation will be able to gene-

[F-6]

rate sufficient future taxable income based on estimates and assumptions. If these estimates and related assumptions change in the future, the Corporation may be required to record valuation allowances against its deferred tax assets resulting in additional income tax expense in the consolidated statements of income. Management evaluates the realizability of the deferred tax assets on a quarterly basis and assesses the need for a valuation allowance. During the year ended December 31, 2003, the Corporation had no recorded valuation allowances related to its net deferred tax assets (see Note 16 to the consolidated financial statements).

Impairment of long-lived assets, goodwill and other intangible assets.The Corporations long-lived assets include premises and equipment, goodwill and other intangible assets. Premises, equipment and intangible assets with finite useful lives are amortized over their estimated useful lives. Useful lives are based on managements estimates of the period that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible assets and intangible assets with definite lives, the book value would be adjusted and a loss would be recognized in current operations.

On January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are not amortized, but rather are tested at least annually for impairment by comparing the fair values of those assets with their recorded amounts. In assessing the recoverability of goodwill and other intangibles, the Corporation must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Corporation may be required to record impairment charges for these assets not previously recorded. Based on an independent assessment of the value of the Corporations goodwill at January 1, 2002 and October 1, 2002 and 2003, it was determined that the Corporations goodwill was not impaired.

Pension and Other Postemployment Benefits.The determination of the Corporations obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 18 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the Corporations assumptions are accumulated and amortized over future periods and therefore, generally affect recognized expense and recorded obligation in such future periods. Management believes that the assumptions made are appropriate; however, significant differences in actual experience or significant changes in assumptions may materially affect pension and other postretirement obligations and future expense.

Results of Operations

The following discussion is based upon and should be read in conjunction with the Corporations consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.

Results of Operations for the Years Ended December 31, 2003, 2002, and 2001

Introduction

The following table sets forth the principal components of the Corporations net income for the years ended December 31, 2002, 2002 and 2001:

	2003	As Restated 2002	As Restated 2001
	(In thousands)
Components of net income:
Net interest income	$193,230	$205,438	$241,744
Provision for loan losses	(49,745)	(63,630)	(65,430)
Other income	119,940	101,108	101,761
Other operating expenses	(224,265)	(213,875)	(210,647)
Benefit (provision) for income tax	285	(3,289)	(6,424)
Cumulative effect of change in accounting principle	–	–	(8,246)
Net income	$39,445	$25,752	$52,758

[F-7]

2003 compared to 2002.The Corporations net income increased 53.2% from $25.8 million for the year ended December 31, 2002, to $39.4 million for the year ended December 31, 2003. This increase was primarily due to an increase in other income of $18.8 million, a decrease of $13.9 million in the provision for loan losses, and a reduction of $3.6 million in income tax expense. These changes were partially offset by a reduction of $12.2 million in net interest income and a $10.4 million increase in other operating expenses.

2002 compared to 2001.The Corporations net income decreased 51.2% from $52.8 million for the year ended December 31, 2001, to $25.8 million for the year ended December 31, 2002. This decrease was primarily due to a decline in net interest income of $36.3 million together with an increase in other operating expenses of $3.2 million. These changes were partially offset by a reduction of $3.1 million in income tax expense.

Net Interest Income

The Corporations net interest income was $193.2 million, $205.4 million, and $241.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

To facilitate the comparison of assets with different tax attributes, the interest income on tax-exempt assets under this heading and under the heading "Change in Interest Income and Interest Expense–Volume and Rate Analysis," has been adjusted by an amount equal to the income taxes which would have been paid had the interest income been fully taxable. This tax equivalent adjustment is derived using the applicable statutory tax rate and resulted in an adjustment of $17.6 million in 2003, $13.2 million in 2002 and $22.9 million in 2001.

The tables included under this heading and under the heading "Interest Income" set forth certain information as to the Corporations interest income on a tax-equivalent basis, average interest-earning assets and average interest-bearing liabilities for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	As Restated 2002	As Restated 2001
	(Dollars in thousands)

Interest income – tax equivalent basis	$343,131	$378,527	$509,445
Interest expense	(132,351)	(159,915)	(244,768)
Net interest income – tax equivalent basis	$210,780	$218,612	$264,677
Net interest margin-tax equivalent basis (1)	3.30%	3.45%	4.00%

(1) Net interest margin for any period equals tax-equivalent net interest income for such period divided by average interest-earning assets for such period.

2003 compared to 2002.  The Corporations tax-equivalent net interest income decreased 3.6% from $218.6 million in 2002 to $210.8 million in 2003.  This decrease in the Corporations net interest income was primarily due to a decrease of 61 basis points in the yield on average interest earning assets. This reduction was partially offset by a slight increase in average interest earning assets and a 17.2% decrease in interest expense from $159.9 million in 2002 to $132.4 million in 2003. The Corporation is restructuring its balance sheet to yield more favorable results in net interest margin by repositioning the investment portfolio to generate higher yields. On the liability side, there has been a shift from higher-costing time deposits to savings and other interest-bearing deposits and short-term borrowings. The decrease in the Corporations net interest income on a tax equivalent basis resulted in a decrease in net interest margin on a tax-equivalent basis from 3.45% for the year ended December 31, 2002 to 3.30% for the year ended December 31, 2003.

2002 compared to 2001. The Corporations tax-equivalent net interest income decreased 17.4% from $264.7 million in 2001 to $218.6 million in 2002. This decrease in the Corporations net interest income was due to a decline of 4.2% in average earning assets, from $6.6 billion in 2001 to $6.3 billion in 2002, and a decrease of 173 basis points in the yield of such earning assets. These reductions were partially offset by a decline of $310.6 million in average interest-bearing liabilities and a decrease of 134 basis points in the cost of funding interest-bearing liabilities. This reduction is also a reflection of the Corporations interest rate gap position. The Corporation was positioned based on the expectation that interest rates would increase.

The Corporations net interest margin on a tax-equivalent basis decreased from 4.00% for the year ended December 31, 2001 to 3.45% for the year ended December 31, 2002. These reductions are an effect of the economic recession and the fiercely competitive market in Puerto Rico. In addition, the Corporation sought to focus on the quality of its loan portfolio and its decision to withdraw from the auto lending market, which also impacted its volume of loans.

[F-8]

Interest Income

The following table sets forth information as to the Corporations tax-equivalent interest income and average interest-earning assets for the years ended December 31, 2003, 2002 and 2001. This information is derived from the tables included under the heading "Selected Statistical Information–Average Balance Sheets and Interest Rate Data" and is qualified in its entirety by reference to such information.

	Year ended December 31,
	2003	As Restated 2002	As Restated 2001
	(Dollars in thousands)

Interest income – tax equivalent basis	$343,131	$378,527	$509,445

Average interest-earning assets:
Commercial, industrial and agricultural loans	$1,999,904	$2,141,670	$2,243,616
Construction loans	257,668	318,692	368,507
Consumer loans	462,755	611,884	755,063
Mortgage loans	1,286,112	1,074,170	1,075,513
Total loans	4,006,439	4,146,416	4,442,699
Interest-earning deposits	237,616	256,950	220,871
Investment securities	2,206,002	1,986,882	1,999,700
Total	$6,450,057	$6,390,248	$6,663,270
Average rates earned	5.32%	5.92%	7.65%

2003 compared to 2002.The Corporations tax-equivalent interest income decreased 9.4% from $378.5 million for the year ended December 31, 2002, to $343.1 million for the year ended December 31, 2003. The decrease in the Corporations interest income was primarily due to a decrease in the average rate earned on interest-earning assets from 5.92% for the year ended December 31, 2002, to 5.32% for the year ended December 31, 2003. There was also a 3.4% decrease in average gross loans that was offset by an 11.0% increase in average securities.

Due to the current low interest rate scenario and a very active market for residential real estate in Puerto Rico, management has placed a higher emphasis on the mortgage lending portfolio during 2003, a strategy that will continue into 2004. As a result, the average mortgage loan portfolio reflected a 19.7% increase from $1.1 billion for the year ended December 31, 2002, to $1.3 billion for the year ended December 31, 2003. Average consumer loans decreased $149.1 million or 24.4% for the year ended December 31, 2003, compared to the same period in 2002. There was a 24.2% or $105.7 million decrease in average unsecured personal loans due to the Corporations more stringent lending criteria and renewed emphasis on the mortgage lending sector. There was a also a decrease in the average auto loan portfolio of 51.0% or $35.1 million as a result of the Corporations strategic decision, during the year 2000, to withdraw from this lending activity. Average commercial loans also reflected a 6.6% or $141.8 million decrease in the portfolio during 2003 compared to the same period in 2002, due to more stringent lending citeria.

There was an increase in average investment securities of 11.0% or $219.1 million from $2.0 billion for the year ended December 31, 2002, to $2.2 billion for the year ended December 31, 2003. During 2003, management restructured its investment portfolio and has repositioned it to generate higher yields by shifting to slightly longer-term durations, not beyond three years.

2002 compared to 2001.The Corporations tax-equivalent interest income decreased 25.7% from $509.4 million for the year ended December 31, 2001, to $378.5 million for the year ended December 31, 2002. The decrease in the Corporations interest income was due to a 4.1% decrease in average earning assets as well as a decrease in the average rate earned on such assets from 7.65% for the year ended December 31, 2001, to 5.92% for the year ended December 31, 2002.

Average gross loans decreased $296.3 million or 6.7%, from $4.4 billion in 2001 to $4.1 billion in 2002.

Average consumer loans decreased $143.2 million or 19.0% for the year ended December 31, 2002, compared to the same period in 2001. There was a significant decrease in the average auto loan portfolio of 44.2% or $54.6 million as a result of the Corporations strategic decision, during the year 2000, to withdraw from this lending activity. There was also a 15.9% or $82.5 million decrease in average unsecured personal loans due to the Corporations more stringent lending criteria and renewed emphasis in the commercial lending sector. Average commercial loans also reflected a 4.5% or $101.9

[F-9]

million decrease in the portfolio during 2002 compared to the same period in 2001, due to more stringent lending criteria and unfavorable market conditions.

Interest Expense

The following table sets forth information as to the Corporations interest expense and average interest-bearing liabilities for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	As Restated 2002	As Restated 2001
	(Dollars in thousands)

Interest expense	$132,351	$159,915	$244,768

Average interest-bearing liabilities:
Savings, NOW accounts and other interest bearing deposits	$1,834,424	$1,731,965	$1,455,542
Other time deposits	1,283,678	1,751,206	1,972,984
Borrowings	2,016,044	1,501,310	1,793,507
Term notes	210,034	323,740	388,708
Subordinated notes	22,023	40,278	48,346
Total interest-bearing liabilities	$5,366,203	$5,348,499	$5,659,087
Average rate paid	2.47%	2.99%	4.33%
Total non-interest-bearing liabilities	$762,760	$742,201	$701,484

2003 compared to 2002.  The Corporations interest expense decreased 17.2% from $159.9 million for the year ended December 31, 2002 to $132.4 million for the year ended December 31, 2003.  The decrease in the Corporations interest expense was the result of a decrease in the Corporations average rate paid on interest-bearing liabilities of 52 basis points from 2.99% for the year ended December 31, 2002 to 2.47% for the year ended December 31, 2003.

There was a shift in the composition of the Corporations average interest-bearing liabilities.  Average short-term borrowings increased 34.3% or $514.7 million from $1.5 billion for the year ended December 31, 2002 to $2.0 billion for the year ended December 31, 2003. There was also an increase in average savings, NOW and other interest-bearing deposits of 5.9% or $102.5 million from $1.7 billion in 2002 to $1.8 billion in 2003. These increases were partially offset by a 26.7% or $467.5 million decrease in average other time deposits in 2003 compared to 2002. There was also a decrease in average term notes of 35.1% or $113.7 million during 2003 compared to 2002.

2002 compared to 2001.  The Corporations interest expense decreased 34.7% from $244.8 million for the year ended December 31, 2001 to $159.9 million for the year ended December 31, 2002.  The decrease in the Corporations interest expense was the result of a decrease in average interest-bearing liabilities of $310.6 million at December 31, 2002, when compared to December 31, 2001, together with a decrease in the Corporations average rate paid on interest-bearing liabilities from 4.33% for the year ended December 31, 2001 to 2.99% for the year ended December 31, 2002.

There was a shift in the composition of the Corporations average interest-bearing liabilities.  During 2002, average interest-bearing deposits were 65.1% of average total interest-bearing liabilities and 34.9% of average interest-bearing liabilities were borrowings, while in 2001 average interest-bearing deposits were 60.6% of average interest-bearing liabilities and borrowings were 39.4%.  This shift to lower cost deposits had a favorable impact on the Corporations net interest margin.

Changes in Interest Income and Interest Expense-Volume and Rate Analysis

The following table allocates changes in the Corporations tax equivalent interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for 2003 compared to 2002 and 2002 compared to 2001.  Volume and rate variances have been calculated based on activities in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

[F-10]

	2003 vs. 2002 (As Restated)			2002 vs. 2001 (As Restated)
	Increase (decrease) due to change n:			Increase (decrease) due to change in:
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest Income – tax equivalent basis:
Federal funds purchased and securities purchased under agreements to resell	$(37)	$(1,022)	$(1,059)	$1,251	$(2,601)	$(1,350)
Time deposits with other banks	(236)	(451)	(687)	(201)	(694)	(895)
Investment securities	9,543	8,329	17,872	(812)	(44,318)	(45,130)
Loans, net	(10,206)	(41,316)	(51,522)	(24,447)	(59,096)	(83,543)
Total interest income	(936)	(34,460)	(35,396)	(24,209)	(106,709)	(130,918)
Interest Expense:
Savings and NOW accounts	1,949	(10,640)	(8,691)	6,826	(12,721)	(5,895)
Other time deposits	(11,878)	(7,809)	(19,687)	(8,947)	(28,316)	(37,263)
Borrowings	17,183	(10,264)	6,919	(13,400)	(21,693)	(35,093)
Long-term borrowings	(7,336)	1,231	(6,105)	(4,020)	(2,582)	(6,602)
Total interest expense	(82)	(27,482)	(27,564)	(19,541)	(65,312)	(84,853)
Net Interest Income – tax equivalent basis	$(854)	$(6,978)	$(7,832)	$(4,668)	$(41,397)	$(46,065)

Note: The changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category.

During 2003 the decrease in net interest income on a tax-equivalent basis was primarily due to the decrease in the rates of average interest-earning assets that was only partially offset by the decrease in the rates of average interest-bearing liabilities. These decreases were accompanied by slight decreases in the volume of average interest-earning assets and average interest-bearing liabilities.

During 2002 the decrease in net interest income on a tax-equivalent basis was primarily due to the decrease in the rates of average interest-earning assets that was only partially offset by the decrease in the rates of average interest-bearing liabilities. These decreases were accompanied by decreases in the volume of average interest-earning assets and average interest-bearing liabilities.

Provision for Loan Losses

The Corporation systematically assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporations loan portfolio. The Corporations management evaluates the adequacy of the allowance for loan losses on a monthly basis. This evaluation involves the exercise of judgment and the use of assumptions and estimates that are subject to revision, as more information becomes available. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience and collection practices, prevailing and projected economic conditions, loan impairment measurements and results of the Corporations internal and regulatory agencies loan reviews. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the allowance for loan losses is adequate to absorb probable losses on its loan portfolio. See Notes 1 and 7 to the consolidated financial statements.

The following table sets forth information with respect to the Corporations allowance for loan losses for the years ended December 31, 2003, 2002, 2001, 2000 and 1999.

[F-11]

	As Restated
	Year ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands)

Balance at beginning of year	$57,956	$52,857	$51,526	$56,200	$53,457
Provision for loan losses	49,745	63,630	65,430	37,000	26,375
	107,701	116,487	116,956	93,200	79,832
Losses charged to the allowance:
Commercial	9,917	21,833	23,418	10,303	9,674
Construction	499	1,528	–	–	10
Mortgage	–	–	74	–	–
Consumer	37,259	46,126	51,328	43,664	33,122
	47,675	69,487	74,820	53,967	42,806
Recoveries:
Commercial	4,979	3,893	4,208	4,458	12,368
Construction	433	18	104	94	–
Mortgage	7	1	–	–	14
Consumer	5,127	7,044	6,409	7,741	6,792
	10,546	10,956	10,721	12,293	19,174
Net loans charged-off	37,129	58,531	64,099	41,674	23,632
Balance at end of year	$70,572	$57,956	$52,857	$51,526	$56,200

Ratios:
Allowance for loan losses to year-end loans	1.67%	1.50%	1.19%	1.15%	1.25%
Recoveries to charge-offs	22.12%	15.77%	14.33%	22.78%	44.79%
Net charge-offs to average loans	0.93%	1.41%	1.44%	0.91%	0.57%
Allowance for loan losses to net charge-offs	190.07%	99.02%	82.46%	123.64%	237.81%
Allowance for loan losses to non-performing loans	71.74%	46.95%	55.52%	76.65%	126.72%

Provision for loan losses to:
Net charge-offs	133.98%	108.71%	102.08%	88.78%	111.61%
Average loans	1.24%	1.53%	1.47%	0.81%	0.63%

2003 compared to 2002.The Corporations efforts during 2003 towards improving the quality of its loan portfolio by strengthening its collection efforts and employing more stringent lending criteria have had a positive impact on the allowance for loan losses. During 2003 there was a reduction in the provision for loan losses of 21.8% or $13.9 million while maintaining a very satisfactory ratio of allowance for loan losses to year-end loans of 1.67%, a 17-basis point improvement over the 2002 ratio of 1.50%.  The reduction in the provision for loan losses was due to a decrease in non-performing loans and lower net charge-offs in 2003. Net charge-offs reflected a 36.6% or $21.4 million decrease from $58.5 million in 2002 to $37.1 million in 2003. The ratio of the allowance for loan losses to non-performing loans increased from 46.95% in 2002 to 71.74% in 2003. Management expects to continue the positive trend experienced in 2003 by continuing to improve the quality of its loan portfolio, improving collection efforts and continuing with its stringent lending criteria.

2002 compared to 2001.  The provision for loan losses was $65.4 million for the year ended December 31, 2001, compared to $63.6 million for the same period in 2002.  The $1.8 million decrease in the provision was due to a favorable trend in credit losses as net charge-offs in all portfolios excluding construction loans reflected decreases in 2002 compared to 2001.  As in prior years the portfolio with the highest charge-offs was the consumer loan portfolio which represented 66.8% of total net charge-offs for the year.

The allowance for loan losses increased to 1.50% of total loans as of December 31, 2002 from 1.19% as of December 31, 2001.  Nevertheless, the ratio of the allowance for loan losses to non-performing loans decreased from 55.52% in 2001 to 46.95% in 2002.

Other Income

Other income consists of service charges on the Corporations deposit accounts, other service fees including mortgage service-

[F-12]

ing fees and fees on credit cards, broker/dealer, asset management and insurance fees, gains or losses on sales of securities, certain other gains or losses and certain other income.

The following table sets forth certain components of the Corporations other income for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	As Restated 2002	As Restated 2001
	(In thousands)

Bank service fees on deposit accounts	$14,018	$15,425	$16,835
Other service fees:
Credit card fees	11,941	12,867	11,231
Mortgage-servicing fees	2,178	1,624	1,310
Trust fees	2,690	2,642	2,456
Other fees	8,163	7,814	8,106
Broker/dealer, asset management and insurance fees	49,526	35,277	30,223
Gain on sale of securities, net	10,790	12,236	18,282
Gain on sale of loans	9,829	1,461	4,558
Gain on sale of mortgage-servicing rights	457	427	530
Trading gains	1,601	2,433	2,243
Gain (loss) on derivatives	277	(105)	(2,767)
Other gains, net	4,212	5,968	3,277
Other	4,258	3,039	5,477
	$119,940	$101,108	$101,761

2003 compared to 2002.The Corporations other income increased 18.6% from $101.1 million for the year ended December 31, 2002, to $119.9 million for the year ended December 31, 2003. This improvement was due to increases in commissions from the broker/dealer, asset management and insurance operations of $14.2 million, an increase in gains on sales of mortgage loans of $6.9 million in several transactions with unrelated third parties, a gain on sale of a loan to an unrelated third party of $1.4 million and gains on sales of other real estate owned of $2.1 million. These gains were partially offset by a reduction of $3.0 million in mortgage-servicing assets recognized in 2003 compared to 2002.

2002 compared to 2001.The Corporations other income decreased 0.6% from $101.8 million for the year ended December 31, 2001, to $101.1 million for the year ended December 31, 2002. The most significant decrease in other income was in gains on sale of securities, with $12.2 million recorded in 2002 compared to $18.3 million in 2001. This decrease was partially offset by a lower loss on derivatives of $0.1 million in 2002, compared to $2.8 million in 2001, and an increase in broker/dealer, asset management and insurance fees of 16.7% or $5.1 million in 2002 compared to 2001. There was an increase in credit card fees of $1.6 million due to operational changes in the processing of the portfolio, which is now processed internally, thereby leading to the recognition of gross fees. There were also reductions in service fees on deposit accounts of $1.4 million principally due to lower fees on returned checks and overdrafts, and in other income of $1.5 million due to lower insurance fees and lower fees for technical assistance services rendered.

[F-13]

Other Operating Expenses

The following table sets forth information as to the Corporations other operating expenses for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	As Restated 2002	As Restated 2001
	(Dollars in thousands)

Salaries	$52,774	$52,450	$53,463
Pension and other benefits	48,130	41,372	38,956
Deferred loan origination costs	(11,510)	(8,606)	(10,149)
Total personnel costs	89,394	85,216	82,270

Equipment expenses	11,169	11,780	12,445
Professional fees	7,220	6,100	6,031
Occupancy costs	13,534	13,360	14,356
EDP servicing expense, amortization and technical services	36,624	29,139	23,832
Communications	7,075	6,978	7,232
Business promotion	6,760	7,028	8,128
Other taxes	9,811	11,027	11,737
Amortization of intangibles	3,674	7,165	8,352
Printing and supplies	1,722	1,681	2,022
Credit card expenses	7,208	8,084	8,425
Insurance	2,723	2,466	1,623
Other operating expenses:
Examinations & FDIC assessment	1,766	1,874	1,952
Transportation and travel	1,578	1,310	1,211
All other	24,007	20,667	21,031
Other Operating Expenses	134,871	128,659	128,377
Total Operating Expenses	$224,265	$213,875	$210,647

Efficiency ratio (1)	70.10%	69.56%	60.50%
Personnel cost to average assets	1.33%	1.27%	1.18%
Other operating expenses to average assets	2.01%	1.92%	1.84%
Assets per employee	$4,590	$4,518	$4,761

(1)On a tax-equivalent basis.

2003 compared to 2002.  For the year ended December 31, 2003, the Corporations total operating expenses reflected an increase of 4.9% or $10.4 million from $213.9 million for the year ended December 31, 2003, to $224.3 million.

Salaries and employee benefits increased $4.2 million due principally to higher commissions and bonuses paid in the broker/dealer operations. This increase was partially offset by an increase in deferred loan origination costs.

Other operating expenses increased $6.2 million during 2003. This increase was mainly due to increases in EDP servicing expense, amortization and technical services and "All Other," and was partially offset by a decrease in amortization of intangibles. EDP servicing, amortization and technical services increased $7.5 million in 2003 compared to 2002 due to expenses incurred to complete enhancements and corrections to the systems recently installed. The increase of $3.3 million in "All Other" was due to a higher provision for losses on repossessed assets of $2.0 million and an increase in maintenance expenses on repossessed assets of $0.8 million. These increases were partially offset by a decrease in amortization of intangibles of $3.5 million due to the full amortization of core deposit intangibles in 2003 and lower amortization of mortgage-servicing rights.

During the third quarter of 2003, the Corporation sold its software developed for internal use to an affiliate at book value, for approximately $42 million. As a result of this transaction, the Corporations expense related to the use of this software is expected to be reduced by approximately $4.1 million annually.

2002 compared to 2001.For the year ended December 31, 2002, the Corporations total operating expenses reflected an increase of 1.5% or $3.2 million from $210.6 million for the year ended December 31, 2001, to $213.9 million.

There was a $2.9 million increase in personnel costs in 2002 compared to 2001. The increase was due to an increase in pension and other benefits of $2.4 million, a reduction in loan origination costs of $1.5 million and an increase in commissions paid in the broker/dealer operation of $0.4 million partially offset by a decrease in salaries of $1.0 million. The increase reflected in pension and other benefits was specifically due to increases in pension costs of $2.0 million as a result of the reduction in discount rates, hospitalization insurance of $0.8 million, performance bonuses of $1.1 million, social security of $0.7 million, and uniforms of $0.3 million. These increases were partially offset by decreases in other personnel expenses of $3.0 million as a result of reductions in employee activities and benefits paid to expatriates. There was also a reduction in the deferral of loan origination fees of $1.5 million due to lower loan originations during 2002.

Other operating expenses increased $0.3 million during 2002. This increase was mainly due to increases in EDP servicing expense, amortization and technical services and in insurance expense. The increase of $5.3 million in EDP servicing expense, amortization and technical services was due to higher software amortization expense of $3.5 million due to the acceleration of depreciation of software that was replaced and the higher depreciation costs of new information systems installed in 2002. The increase in insurance expense was due to higher premiums resulting from the September 11, 2001 terrorist attacks.

The increases in operating expenses were partially offset by decreases in equipment expenses and occupancy costs, business promotion and other taxes, as a result of the Corporations strict cost control program. Amortization of goodwill and intangibles also reflects a decrease of $1.2 million due to the implementation of SFAS No. 142 (see Notes 1 and 9 to the consolidated financial statements).

Income Taxes

In Puerto Rico, the maximum statutory marginal corporate income tax rate applicable to the Corporation is 39%. However, there is an alternative minimum tax of 22% on the Corporations alternative minimum taxable income which, in general, applies if the Corporations regular income tax liability is less than the Corporations alternative minimum tax liability. The Corporation is also subject to municipal license tax at various rates that do not exceed 1.5% on the Corporations taxable gross income. Under the Puerto Rico Internal Revenue Code ("the PR Code"), the Corporation and each of its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The PR Code provides a dividend received deduction of 100% on dividends received from controlled subsidiaries subject to taxation in Puerto Rico.

In the United States, the Corporation is subject to United States federal income tax on its taxable income that is effectively connected with the Corporations trade or business in the mainland United States. The Corporation is also subject to United States federal income tax on certain income that is not effectively connected with the Corporations trade or business in the mainland United States, such as interest (excluding portfolio interest) and certain dividends earned on United States securities and loans. Interest derived by the Corporation on obligations of the United States represents portfolio interest.

The difference between the statutory marginal tax rate and the effective tax rate is primarily due to the interest income earned on certain investments and loans, which is exempt from income tax (net of the disallowance of expenses attributable to the exempt income) and to the disallowance of certain expenses and other items.

2003 compared to 2002.The income tax benefit was $0.3 million for the year ended December 31, 2003, as compared with a provision for income taxes of $3.3 million for the year ended December 31, 2002. The tax benefit for 2003 takes into account, among other things, the settlement of an examination by the taxing authorities and the expiration of certain tax contingencies. The provision for income taxes for 2003, before taking into account the effect of the above, represents 14.6% of pretax earnings for 2003, as compared to 11.3% for the previous year. This increase relates primarily to the increase in pretax income for subsidiaries.

2002 compared to 2001.The provision for income tax was $3.3 million (or 11.3% of pretax earnings) for the year ended December 31, 2002, compared to $6.4 million (or 9.5% of pretax earnings) for the year ended December 31, 2001. The decrease in the provision for income tax was due to the lower pretax earnings in 2002 and a higher proportion of net exempt interest income to taxable income in 2002 compared to 2001.

Financial Condition

Investment Portfolio

The following table sets forth the Corporations investments in government and corporate securities and certain other financial investments at December 31, 2003 and December 31, 2002, by contractual maturity, giving comparative carrying and fair values and average yield for each of the categories. The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, some of its investment securities have been classified as available for sale. The Corporation may decide to sell some of the securities classified as available for sale either as part of its efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors. Investment securities available for sale are carried at fair value and unrealized gains and losses net of taxes on these investments are included in accumulated other comprehensive income or loss, which is a separate component of stockholders equity.

[F-15]

Gains or losses on sales of investment securities available for sale are recognized when realized and are computed on the basis of specific identification. At December 31, 2003 and December 31, 2002, the Corporation had investment securities available for sale of $1.7 billion and $1.3 billion, respectively.

The Corporation acquires securities for trading purposes and carries its trading account at fair value. Financial instruments including, to a limited extent, derivatives, such as options contracts, are used by the Corporation in dealing and other trading activities and are carried at fair value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in fair value are recorded separately in the trading profit or loss account as part of the results of operations in the period in which the changes occur. At December 31, 2003 and 2002, the Corporation had $42.5 million and $22.7 million of securities held for trading, respectively.

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities held to maturity those investments that it has the intent and the ability to hold until maturity.

  The table below summarizes the Corporations available for sale and held to maturity investment securities at December 31, 2003 and 2002:

	December 31, 2003
	Within One Year	After One Year but Within Five Years	After Five Years but Within Ten Years	Over Ten Years	Total Carrying Value	Fair Value	Average Yield
	(In thousands)

U.S. Treasury	$1,000	$–	$–	$–	$1,000	$1,000	0.93%
U.S. Agency Notes	6,089	1,105,887	–	–	1,111,976	1,163,612	4.12%
P.R. Government Obligations	4,565	40,420	6,300	8,500	59,785	60,784	5.46%
Mortgage-backed Securities	–	1,180	113	1,308,234	1,309,527	1,309,641	4.51%
Foreign Securities	50	100	–	–	150	150	7.14%
Other Securities	–	15,000	–	–	15,000	15,000	0.81%
Total Securities	$11,704	$1,162,587	$6,413	$1,316,734	$2,497,438	$2,550,187	4.34%

	As Restated
	December 31, 2002
	Within One Year	After One Year but Within Five Years	After Five Years but Within Ten Years	Over Ten Years	Total Carrying Value	Fair Value	Average Yield
	(In thousands)

U.S. Treasury	$121,809	$–	$–	$–	$121,809	$121,809	1.42%
U.S. Agency Notes	524,284	1,509,314	–	–	2,033,598	2,100,962	3.14%
P.R. Government Obligations	39,149	31,937	7,175	11,294	89,555	90,622	3.71%
Mortgage-backed Securities	13	7,115	10,034	79,474	96,636	98,960	4.40%
Foreign Securities	50	150	–	–	200	200	6.91%
Other Securities	–	26,250	–	–	26,250	26,250	4.87%
Total Securities	$685,305	$1,574,766	$17,209	$90,768	$2,368,048	$2,438,803	3.14%

[F-16]

Loan Portfolio

The following table analyzes the Corporations loans by type of loan and includes loans held for sale as of December 31, 2003, 2002, 2001, 2000 and 1999.

	2003	% of Total Loans	2002	% of Total Loans	2001	% of Total Loans	2000	% of Total Loans	1999	% of Total Loans
	(Dollars in thousands)
Commercial, industrial and agricultural:
Retail commercial banking:
Middle-market	$1,451,811	34.4%	$1,309,074	34.0%	$1,435,194	32.3%	$1,496,690	33.3%	$1,368,947	30.4%
Agricultural	62,925	1.5%	67,768	1.7%	96,356	2.2%	108,130	2.4%	117,791	2.6%
SBA	72,060	1.7%	74,160	1.9%	78,606	1.8%	78,693	1.8%	76,997	1.7%
Factor liens	18,291	0.4%	14,026	0.4%	19,179	0.4%	18,976	0.4%	37,835	0.8%
Other	2,754	0.1%	4,699	0.1%	4,336	0.1%	6,704	0.2%	11,122	0.3%
Retail commercial banking	1,607,841	38.1%	1,469,727	38.1%	1,633,671	36.8%	1,709,193	38.1%	1,612,692	35.8%
Corporate banking	531,980	12.6%	484,529	12.6%	615,997	13.8%	647,073	14.4%	662,001	14.7%
Total Commercial	2,139,821	50.7%	1,954,256	50.7%	2,249,668	50.6%	2,356,266	52.5%	2,274,693	50.5%

Construction
Consumer:	209,655	5.0%	309,505	8.0%	327,348	7.4%	396,895	8.8%	353,514	7.8%
Personal (Installment and other loans)	287,589	6.8%	379,678	9.9%	490,939	11.1%	532,617	11.9%	582,585	12.9%
Automobile	21,232	0.5%	48,384	1.2%	92,966	2.1%	157,236	3.5%	212,856	4.7%
Credit Cards	95,362	2.3%	102,463	2.7%	112,588	2.5%	111,233	2.5%	99,904	2.2%
Total Consumer	404,183	9.6%	530,525	13.8%	696,493	15.7%	801,086	17.9%	895,345	19.8%
Mortgage:
Residential	1,458,271	34.6%	1,054,115	27.4%	1,161,243	26.1%	917,105	20.4%	971,026	21.5%
Commercial	2,836	0.1%	4,482	0.1%	7,063	0.2%	17,332	0.4%	14,468	0.4%
Total Mortgage	1,461,107	34.7%	1,058,597	27.5%	1,168,306	26.3%	934,437	20.8%	985,494	21.9%
Total Loans, net of unearned interest and deferred fees	$4,214,766	100.0%	$3,852,883	100.0%	$4,441,815	100.0%	$4,488,684	100.0%	$4,509,046	100.0%

Credit Risk Management and Loan Quality

The lending activity of the Corporation represents its core function, and as such, the quality and effectiveness of the loan origination and credit risk areas are imperative to management for the growth and success of the Corporation. The importance of the Corporations lending activity has been considered when establishing functional responsibilities, organizational reporting, lending policies and procedures, and various monitoring processes and controls.

Critical risk management responsibilities include establishing sound lending standards, monitoring the quality of the loan portfolio, establishing loan rating systems, assessing allowance for loan losses and loan concentrations, supervising document control and accounting, providing necessary training and resources to credit officers, implementing lending policies and loan documentation procedures, identifying problem loans as early as possible, and instituting procedures to ensure appropriate actions to comply with laws and regulations.

In addition, the Corporation has an independent Loan Review Department and an independent Internal Audit Division, each of which conducts monitoring and evaluation of loan portfolio quality, loan administration, and other related activities, carried on as part of the Corporations lending activity. Both departments provide periodic reports to the Board of Directors, continuously assess the validity of information reported to the Board of Directors and maintain compliance with established lending policies.

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

[F-17]

The Corporations collateral requirements for loans depend on the financial strength and liquidity of the prospective borrower and the principal amount and term of the proposed financing. Acceptable collateral includes cash, marketable securities, mortgages on real and personal property, accounts receivable, and inventory.

The Corporations loan portfolio as of December 31, 2003 and 2002, amounted to $4.2 billion and $3.9 billion, respectively, which represented 59.5% and 55.6%, respectively, of the Corporations total earning assets. The loan portfolio is distributed among various types of credit, including commercial business loans, commercial real estate loans, construction loans, small business loans, consumer lending and residential mortgage loans. The credit risk exposure provides for diversification among specific industries, specific types of business, and related individuals. As of December 31, 2003, there was no debtors group that represented more than 2.5% of the Corporations total loan portfolio. Debtors resident or having a principal place of business in Puerto Rico comprised approximately 99% of the Corporations loan portfolio.

As of December 31, 2003, the Corporation had over 129,000 consumer loan customers and over 9,000 commercial loan customers. As of such date, the Corporation had 27 clients with commercial loans outstanding over $10.0 million. Although the Corporation has generally avoided cross-border loans, the Corporation had approximately $13.3 million in cross-border loans as of December 31, 2003, which are collateralized with real estate in the United States of America, cash and marketable securities.

The following risk concentration categories existed at year-end.

Industry Risk

Commercial loans, including commercial real estate and construction loans, amounted to $2.3 billion as of December 31, 2003. The Corporation accepts various types of collateral to guarantee specific loan obligations. As of December 31, 2003, the use of real estate as loan collateral has resulted in a portfolio of approximately $1.1 billion, or 47.8% of the commercial loan portfolio. In addition, as of such date, loans secured by cash collateral and marketable securities amounted to $178.8 million, or 7.7% of the commercial loan portfolio. Commercial loans guaranteed by federal or local government amounted to $103.9 million as of December 31, 2003, which represents 4.6% of the commercial loan portfolio. The remaining commercial loan portfolio had $551.4 million secured by other types of collateral that are also accepted as an alternate source of repayment including, among others, equipment, accounts receivable, and inventory. As of December 31, 2003, unsecured commercial loans represented $365.9 million or 15.9% of commercial loans receivable; however, the majority of these loans were backed by personal guarantees.

In addition to the commercial loan portfolio indicated above, as of December 31, 2003, the Corporation had $1.0 billion in unused commitments under commercial lines of credit. These credit facilities are typically structured to mature within one year. As of December 31, 2003, commercial and stand-by letters of credit amounted to $273.5 million.

The commercial loan portfolio is distributed among the different economic sectors and there are no concentrations of credit consisting of direct, indirect, or contingent obligations in any specific borrower, an affiliated group of borrowers, or borrowers engaged in or dependent on one industry. The Corporation provides for periodic reviews of industry trends and the credits susceptibility to external factors.

Government Risk

As of December 31, 2003, $1.1 billion of the Corporations investment securities represented exposure to the U.S. government in the form of U.S. Treasury securities and federal agency obligations. In addition, as of such date, $22.5 million of residential mortgages and $74.1 million in commercial loans were insured or guaranteed by the U.S. Government or its agencies through the Small Business Administration (SBA) and Rural Development programs. The Corporation is one of the largest SBA lenders in Puerto Rico. Furthermore, as of December 31, 2003, there were $88.8 million of investment securities representing obligations of the Commonwealth of Puerto Rico, its agencies, instrumentalities and political subdivisions, $13.0 million of money market deposits with Puerto Rico government banks, as well as $16.1 million of mortgage loans and $81.4 million in commercial loans issued to or guaranteed by Puerto Rico government entities.

[F-18]

Non-performing Assets

The following table sets forth non-performing assets as of December 31, 2003, 2002, 2001, 2000 and 1999.

	Year ended December 31,
		As Restated
	2003	2002	2001	2000	1999
	(In thousands)

Commercial, Industrial, Construction, and Lease Financing	$29,915	$32,815	$29,864	$31,443	$10,439
Agricultural	4,996	6,289	3,035	1,179	2,086
Mortgage	52,192	67,319	48,974	22,321	23,072
Consumer	9,312	15,930	12,361	13,167	8,503
Renegotiated Loans	1,953	1,085	978	–	248
Total Repossessed Assets	4,989	17,563	4,790	10,345	7,959
Total	$103,357	$141,001	$100,002	$78,455	$52,307

Accruing loans past-due 90 days or more	$2,404	$3,928	$5,528	$4,661	$3,406

Non-performing loans to total loans	2.33%	3.20%	2.14%	1.52%	0.98%
Non-performing loans plus accruing loans past due 90 days or more to total loans	2.39%	3.31%	2.27%	1.62%	1.06%
Non-performing assets to total assets	1.40%	1.98%	1.30%	1.02%	0.65%
Interest lost	$3,127	$2,338	$3,168	$2,276	$1,136

Non-performing assets consist of past-due loans with principal or interest payments over 90 days on which no interest income is being accrued, renegotiated loans and other repossessed assets.

Once a loan is placed on non-accrual status, interest is recorded as income only to the extent of the Corporations management expectations regarding the full collectibility of principal and interest on such loans. The interest income that would have been realized had these loans been performing in accordance with their original terms amounted to $3.1 million in 2003, $2.3 million in 2002 and $3.2 million in 2001.

The Corporations total non-performing assets decreased from $141.1 million or 1.98% of total assets as of December 31, 2002, to $103.4 million or 1.40% of total assets as of December 31, 2003. There were significant decreases in non-performing assets in all the portfolios. During 2003 the Corporation dedicated significant resources and effort to improving its level of non-performing assets. This effort will continue into 2004 and beyond. The Corporations non-performing loans decreased from $123.4 million or 3.20% of total loans at December 31, 2002, to $98.4 million or 2.33% of total loans as of December 31, 2003. The allowance for loan losses represents 71.74% of total non-performing loans at December 31, 2003. Repossessed assets registered a decrease in 2003 of $12.6 million from December 31, 2002 to December 31, 2003 due to the successful sale of several properties included in other repossessed real estate. The Corporation recorded a gain of $2.1 million on these transactions. Accruing loans past-due 90 days or more decreased $1.5 million during 2003.

The Corporations policy is to discontinue the accrual of interest income when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on past-due loans except for credit card and residential mortgage loans for which it is not recognized after four months. Once interest accrual has been discontinued, income on non-performing loans is recognized only to the extent that it is collected.

Potential Problem Loans

As a general rule, the Corporation closely monitors certain loans not disclosed under "Non-accrual, Past Due and Restructured Loans" but that represent a greater than normal credit risk. These loans are not included under the non-performing category, but management provides close supervision of their performance. The identification process is implemented through various risk management procedures, such as periodic review of customer relationships, a risk grading system, an internal watch system and a loan review process. This classification system enables management to respond to changing circumstances and to address the risk that may arise from changing business conditions or any other factors that bear significantly on the overall condition of these loans. Loans classified in this group include loans of borrowers, which, for various reasons, continue to be deteriorating. The principal amounts of loans under this category as of December 31, 2003 and 2002, were

[F-19]

approximately $85.6 million and $55.3 million, respectively. Loans in this category were classified for regulatory purposes.

Allowance for Loan Losses

The Corporation assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable loan losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporations loan portfolio. The Corporations management evaluates the adequacy of the allowance for loan losses on a monthly basis. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements.

At December 31, 2003, the allowance for loan losses was $70.6 million or 1.67% of loans, compared with $58.0 million or 1.50% at the same date in 2002. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate coverage for losses inherent in its loan portfolio.

The allowance for loan losses to non-performing loans increased from 46.95% at December 31, 2002, to 71.74% at December 31, 2003, due to a net increase in the allowance for loan losses of $12.6 million and a decrease in non-performing loans at December 31, 2003. The portfolio with the highest level of non-performing loans during the year was the mortgage loan portfolio, which is fully collateralized and in which the Corporation has historically experienced a very low level of charge-offs. When non-performing mortgage loans are excluded, the ratio of allowance for loan losses to non-performing loans reached 152.83% as of December 31, 2003, compared to 103.27% as of December 31, 2002. Net charge-offs of $37.1 million were offset by a provision of $49.7 million for the year ended 2003. Lower net charge-offs in 2003 together with the lower non-performing loans resulted in a lower provision for loan losses while still maintaining a robust allowance for loan losses to year-end loans of 1.67%.

Broken down by major loan categories, the allowance for loan losses for the five years ended December 31, 2003, 2002, 2001, 2000 and 1999 was as follows:

	Year ended December 31,
		As Restated
	2003	2002	2001	2000	1999
	(In thousands)

Commercial	$31,317	$23,248	$16,007	$15,307	$17,681
Construction	4,673	4,149	1,756	2,175	1,819
Consumer	25,229	29,711	26,578	30,789	32,350
Mortgage	154	124	119	85	95
Other	9,199	724	8,397	3,170	4,255
	$70,572	$57,956	$52,857	$51,526	$56,200

Any loan meeting the definition of impaired is measured by the Corporation at the present value of expected future cash flows using the loans effective interest rate, or as a practical expedient, at the loans observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the agreement. At December 31, 2003, 2002 and 2001, the portion of the allowance for loan losses related to impaired loans was $8.9 million, $3.1 million and $2.8 million, respectively. Please refer to Notes 1 and 6 to the consolidated financial statements for further information.

Asset and Liability Management

The Corporations policy with respect to asset and liability management is to maximize its net interest income, return on assets and return on equity while remaining within the established parameters of interest rate and liquidity risks provided by the Board of Directors and the relevant regulatory authorities. Subject to these constraints, the Corporation takes mismatched interest rate positions. The Corporations asset and liability management policies are developed and implemented by its Asset and Liability Committee ("ALCO"), which is composed of senior members of the Corporation including the President, Chief Accounting Officer, Treasurer and other executive officers of the Corporation. The ALCO reports on a monthly basis to the Board of Directors.

Market Risk and Interest Rate Sensitivity

A key component of the Corporations asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics

[F-20]

of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity, which means that an increase in interest rates would have a positive effect on net interest income, while a decrease in interest rates would have a negative effect on net interest income. The Corporation is experiencing a negative gap at December 31, 2003 with a one-year cumulative gap of $1.1 billion. This denotes liability sensitivity which means that an increase in interest rates would have a negative effect on net interest income while a decrease in interest rates would have a positive effect on net interest income.

The Corporations interest rate sensitivity strategy takes into account not only rates of return and the underlying degree of risk, but also liquidity requirements, capital costs and additional demand for funds. The Corporations maturity mismatches and positions are monitored by the ALCO and are managed within limits established by the Board of Directors.

The following table sets forth the repricing of the Corporations interest-earning assets and interest-bearing liabilities at December 31, 2003 and may not be representative of interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period.

	Interest Rate Sensitivity As of December 31, 2003
	0 to 3 Months	3 months to a Year	1 to 3 Years	3 to 5 Years	5 to 10 Years	More than 10 Years	No Interest Rate Risk	Total
	(in thousands)
ASSETS:
Investment Portfolio	$51,279	$7,513	$1,187,345	$968,098	$310,750	$–	$15,000	$2,539,985
Deposits in Other Banks	294,050	10,000	–	–	–	–	99,183	403,233
Loan Portfolio:
Commercial	1,380,357	209,802	126,502	191,646	90,528	47,898	93,088	2,139,821
Construction	162,877	15,704	4,134	18,173	7,359	1,408	–	209,655
Consumer	142,146	66,844	130,339	57,972	6,679	52	152	404,184
Mortgage	204,924	123,937	303,119	264,258	483,253	82,358	(742)	1,461,107
Fixed and Other Assets	–	–	–	–	–	–	208,436	208,436
Total Assets	2,235,633	433,800	1,751,439	1,500,147	898,569	131,716	415,117	7,366,421

LIABILITIES AND STOCKHOLDERS EQUITY:
External Funds Purchased:
Commercial Paper	(254,904)	–	–	–	–	–	–	(254,904)
Repurchase Agreements	(823,122)	(10,110)	(675,006)	(100,000)	(200,000)	–	–	(1,808,238)
Federal Funds	(280,000)	(70,000)	–	–	–	–	–	(350,000)
Deposits:
Certificates of Deposit	(860,265)	(192,857)	(116,102)	(142,170)	(259,482)	(16,400)	(2,092)	(1,589,368)
Demand Deposits and Savings Accounts	(179,982)	(390,503)	(469,714)	(808,651)	–	–	(3,597)	(1,852,447)
Transactional Accounts	(310,306)	–	–	(390,107)	–	–	–	(700,413)
Senior and Subordinated Debt	(425)	(112,000)	–	–	(15,500)	(53,966)	–	(181,891)
Other Liabilities and Capital	–	–	–	–	–	–	(629,160)	(629,160)
Total Liabilities and Capital	(2,709,004)	(775,470)	(1,260,822)	(1,440,928)	(474,982)	(70,366)	(634,849)	(7,366,421)
Off-Balance Sheet Financial Information:
Interest Rate Swaps (Assets)	240,925	5,976	22,504	159,916	280,357	31,135	–	740,813
Interest Rate Swaps (Liabilities)	(493,764)	(26,976)	(114,816)	(51,165)	(22,957)	(31,135)	–	(740,813)
Caps (Assets)	31,495	–	–	31,495	–	–	–	62,990
Caps Final Maturity (Liabilities)	(31,495)	–	–	(31,495)	–	–	–	(62,990)
Positive (Negative) GAP	(726,210)	(362,670)	398,305	167,970	680,987	61,350	219,732	–
Cumulative GAP	$(726,210)	$(1,088,880)	$(690,595)	$(522,605)	$ 158,382	$ 219,732	$ –	$ –

[F-21]

Interest rate risk is the primary market risk to which the Corporation is exposed. Nearly all of the Corporations interest rate risk arises from instruments, positions and transactions entered into for purposes other than trading. They include loans, investment securities, deposits, short-term borrowings, senior and subordinated debt and derivative financial instruments used for asset and liability management.

As part of its interest rate risk management process, the Corporation analyzes on an ongoing basis the profitabilty of  the balance sheet structure, and how this structure will react under different market scenarios. In order to carry out this task, management prepares two standardized reports with detailed information on the sources of interest income and expense: the "Financial Profitability Report" and the "Net Interest Income Shock Report." The former deals with historical data while the latter deals with expected future earnings.

The Financial Profitability Report identifies individual components of the Corporations non-trading portfolio independently with their corresponding interest income or expense. It uses the historical information at the end of each month to track the yield of such components and to calculate net interest income for such time period.

The Net Interest Income Shock Report uses a simulation analysis to measure the amount of net interest income the Corporation would have from its operations throughout the next twelve months and the sensitivity of these earnings to assumed shifts in market interest rates throughout the same period. The most important assumptions of this analysis are: (i) rate shifts are parallel and immediate throughout the yield curve; (ii) rate changes affect all assets and liabilities equally; (iii) interest-bearing demand accounts and savings passbooks will run off in a period of one year; and (iv) demand deposit accounts will run off in a period of five years. Cash flows from assets and liabilities are assumed to be reinvested at market rates in similar instruments. The objective is to simulate a dynamic gap analysis enabling a more accurate interest rate risk assessment.

Risk management policy and procedures establish a risk tolerance loss limit of $14.0 million for net interest income in a scenario of a 100-basis point (1.0%) increase in market rates. As of December 31, 2003, it was determined for purposes of the Net Interest Income Shock Report that the Corporation had a potential loss in net interest income of approximately $12.9 million if market rates were to increase 100 basis points immediately and parallel across the yield curve, less than the $14.0 million limit.

Derivatives

The Corporation uses derivative financial instruments mostly as hedges of interest rate risk, changes in fair value of assets and liabilities and to secure future cash flows. Refer to Notes 1 and 20 for full details of the Corporations derivative transactions as of December 31, 2003 and 2002.

The Corporations principal objective in holding interest rate swap agreements is the management of interest rate risk and changes in the fair value of assets and liabilities. The Corporations policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate characteristic of the hedged instrument.

The Corporation issues certificates of deposit and individual retirement accounts with returns linked to the Standard and Poors 500 Index which constitutes an embedded derivative instrument that is bifurcated from the host deposit and recognized on the balance sheet. The Corporation enters into option agreements in order to manage the interest rate risk on these deposits, however, these options have not been designated for hedge accounting, therefore gains and losses on the market value of both the embedded derivative instruments and the option contracts are marked to market through earnings and recorded in other gains and losses on the consolidated statements of income.

Forwards are contracts for the delayed purchase of specified securities at a specified price and time, and qualify for hedge accounting. The Corporation occasionally enters into foreign currency exchange forwards in order to satisfy the needs of its customers, and at the same time enters into foreign currency exchange forwards with a related party under the same terms and conditions.

The Corporation occasionally enters into certain derivative transactions with customers. During 2003, the Corporation entered into interest rate caps, collars and swaps with customers, and simultaneously hedged the Banks position with a related party and an unrelated third party under the same terms and conditions.

Funding

The principal sources of funding for the Corporation are its equity capital, core deposits from retail and commercial clients, and wholesale deposits and borrowings raised in the interbank and commercial markets.

The following table sets forth the Corporations average daily balance of liabilities for the years ended December 31, 2003, 2002 and 2001 by source, together with the average interest rates paid thereon.

[F-22]

	Year ended December 31,
				As Restated
	2003			2002			2001
	Average Balance	% of Total Liabilities	Average Cost	Average Balance	% of Total Liabilities	Average Cost	Average Balance	% of Total Liabilities	Average Cost
	(Dollars in thousands)

Savings deposits	$1,834,424	29.9%	1.41%	$1,731,965	28.4%	2.00%	$1,455,542	22.9%	2.79%
Time deposits	1,283,678	21.0%	2.34%	1,751,206	28.8%	2.84%	1,972,984	31.0%	4.41%
Interest-bearing deposits	3,118,102	50.9%	1.80%	3,483,171	57.2%	2.42%	3,428,526	53.9%	3.72%
Federal funds, repos, and commercial paper	2,016,044	32.9%	3.14%	1,501,310	24.6%	3.75%	1,793,507	28.2%	5.10%
Term and capital notes	232,057	3.8%	5.62%	364,018	6.0%	5.26%	437,054	6.9%	5.70%
Total borrowings	2,248,101	36.7%	3.39%	1,865,328	30.6%	4.05%	2,230,561	35.1%	5.25%
Total interest-bearing liabilities	5,366,203	87.6%	2.47%	5,348,499	87.8%	2.99%	5,659,087	89.0%	4.33%

Non-interest-bearing deposits	631,582	10.3%	0.00%	613,647	10.1%	0.00%	591,924	9.3%	0.00%
Other liabilities	131,178	2.1%	0.00%	128,554	2.1%	0.00%	109,560	1.7%	0.00%
Total non-interest-bearing liabilities	762,760	12.4%	0.00%	742,201	12.2%	0.00%	701,484	11.0%	0.00%
Total Liabilities	$6,128,963	100.0%	2.16%	$6,090,700	100.0%	2.63%	$6,360,571	100.0%	3.85%

The following table sets forth additional detail on the Corporations average deposit base for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
Average Total Deposits	2003	As Restated 2002	As Restated 2001
	(In thousands)

Private Demand	$567,970	$562,791	$541,658
Public Demand	63,612	50,856	50,266
Non-interest-bearing	631,582	613,647	591,924

Savings Accounts	769,572	587,799	557,265
NOW and Super NOW accounts	505,403	450,563	373,957
Government NOW accounts	559,449	693,603	524,320
Savings Accounts	1,834,424	1,731,965	1,455,542

Certificates of deposit:
Under $100,000	261,232	295,442	367,157
$100,000 and over	882,809	1,252,751	1,421,079
936	63,526	42,075	81,581
Public entities time deposit accounts	76,111	160,938	103,167
Certificates of deposit	1,283,678	1,751,206	1,972,984
Total Deposits	$3,749,684	$4,096,818	$4,020,450

[23]

The Corporations most important source of funding is its customer deposits. Average non-interest-bearing deposits, representing 10.3% of the Corporations average total liabilities for the year ended December 31, 2003, are the least expensive source of funding for the Corporation. Total average deposits represented 61.2% and 67.3% of total average liabilities of the Corporation as of December 31, 2003 and December 31, 2002, respectively.

For the year ended December 31, 2003, the Corporations customer deposits (average balance) consisted primarily of $631.6 million in non-interest-bearing checking accounts and $3.1 billion of interest-bearing deposits. The decrease in average interest-bearing deposits was primarily in the public sector and was a response to aggressive pricing strategies. There was also a significant decrease in average certificates of deposit due to lower deposits placed by affiliates during 2003.

The average balance of the Corporations borrowings increased 20.5% from $1.9 billion for the year ended December 31, 2002, to $2.2 billion for the year ended December 31, 2003, in order to maintain adequate levels of liquidity and to meet funding requirements.

The Corporations current funding strategy is to continue to use various alternative funding sources taking into account their relative cost, their availability and the general asset and liability management strategy of the Corporation, placing a stronger emphasis on obtaining client deposits and reducing reliance on borrowings.

For further information regarding the Corporations borrowings, see Notes 12 and 13 to the consolidated financial statements.

Liquidity

The Corporations general policy is to maintain liquidity adequate to ensure its ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet its own working capital needs. Liquidity is derived from the Corporations capital, reserves and securities portfolio. The Corporation has established lines of credit with foreign and domestic banks, has access to U.S. markets through its commercial paper program and also has broadened its relationships in the federal funds and repurchase agreement markets to increase the availability of other sources of funds and to augment liquidity as necessary. As of December 31, 2003, the Corporation had $2.4 billion in unsecured lines of credit and $3.9 billion in collateralized lines of credit with banks and other financial entities. As of December 31, 2003, the Corporation had $2.2 billion available under its unsecured lines of credit and $2.8 billion available in collateralized lines of credit with banks and other financial entities. As of December 31, 2003, the investment portfolio was highly rated and very liquid, enabling the Corporation to treat it as a secondary source of liquidity.

The Corporation has a high credit rating, which permits the Corporation to utilize various alternative funding sources. The Corporations current ratings are as follows:

	Standard & Poors	Fitch IBCA

Short-term funding	A-	F-1
Long-term funding	A-2	A+

Management monitors liquidity levels each month. The focus is on the liquidity ratio, which compares net liquid assets (all liquid assets not subject to collateral or repurchase agreements) against total liabilities plus contingent liabilities. As of December 31, 2003 the liquidity ratio for the Corporation was 14.5%. At December 31, 2003, the Corporation had total available liquid assets of $1.2 billion. The Corporation believes it has sufficient liquidity to meet current obligations.

Contractual Obligations and Commercial Commitments

As disclosed in the notes to the consolidated financial statements, the Corporation has certain obligations and commitments to make future payments under contracts. At December 31, 2003, the aggregate contractual obligations and commercial commitments were:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(In thousands)
Contractual Obligations:
Federal funds purchased and other borrowings	$350,000	$150,000	$200,000	$–	$–
Securities sold under agreements to repurchase	1,808,238	833,232	525,000	250,006	200,000
Commercial paper	254,904	254,904	–	–	–
Subordinated capital notes	15,925	425	–	–	15,500
Term notes	165,966	112,000	–	–	53,966
Operating lease obligations	56,839	14,725	19,428	11,937	10,749
Total	$2,651,872	$1,365,286	$744,428	$261,943	$280,215

Other Commercial Commitments:
Lines of credit and financial guarantees written	$273,519	$273,519	$–	$–	$–
Commitment to extend credit	1,034,489	1,034,489	–	–	–
Total	$1,308,008	$1,308,008	$–	$–	$–

Maturity and Interest Rate Sensitivity of Interest-Earning Assets as of December 31, 2003

The following table sets forth an analysis by type and time remaining to maturity of the Corporations loans and securities portfolio as of December 31, 2003.  Loans are stated before deduction of allowance for loan losses.

	As of December 31, 2003 Maturities and/or Next Repricing Date
		After One Year Through Five Years		After Five Years
	One Year or Less	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Total
	(In thousands)

Cash and Cash Equivalents	$403,233	$–	$–	$–	$–	$403,233
Investment Portfolio	58,792	2,113,647	41,797	325,749	–	2,539,985
Loans:
Commercial	1,112,740	310,291	404,059	184,440	128,291	2,139,821
Construction	80,196	22,307	78,754	8,767	19,631	209,655
Consumer	99,740	188,311	–	116,133	–	404,184
Mortgage	155,772	566,361	–	566,040	172,934	1,461,107
Total	$1,910,473	$3,200,917	$524,610	$1,201,129	$320,856	$7,157,985

Capital

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Corporations consolidated financial statements.  The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the Corporations assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporations capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2003, the Corporation was well capitalized under the regulatory framework for prompt corrective action.  At December 31, 2003, the Corporation continued to exceed the regulatory risk-based capital requirements for well-capitalized institutions.  A depository institution is deemed well capitalized if it maintains a leverage ratio of at least 5%, a risk-based Tier I capital ratio of at least 6% and a risk-based total capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. Tier I capital and total capital to risk-adjusted assets ratios at December 31, 2003, were 8.84% and 10.41%, respectively, and the leverage ratio was 6.04%. The reduction in the Corporations capital ratios in 2003 compared to 2002 is due to the redemption of its preferred stock in December 2003 and the corporate reorganization described in Note 1 to the financial statements. Refer to notes 1 and 15 in the consolidated financial statements for additional information.

[F-25]

Capital Adequacy Data

	Year ended December 31,
	2003	As Restated 2002	As Restated 2001
	(Dollars in thousands)

Risk-Based Capital:
Tier I Capital	$431,504	$560,280	$572,551
Tier II Capital	76,644	57,688	52,857
Total Risk Capital	$508,148	$617,968	$625,408

Risk Weighted Assets:
Balance Sheet Items(1)	$4,368,248	$4,200,278	$4,851,341
Off-balance Sheet Items	523,282	414,765	519,450
Excess of Allowance for Loan Losses	(9,428)	(58)	–
Total Risk-Weighted Assets	$4,882,102	$4,614,985	$5,370,791

Ratios:
Tier I Capital (minimum required-4%)	8.84%	12.14%	10.66%
Total Capital (minimum required-8%)	10.41%	13.39%	11.64%
Leverage Ratio (minimum required-3%)	6.04%	8.87%	8.79%
Total Equity to Assets	6.53%	8.48%	7.95%
Tangible Common Equity to Tangible Assets	6.08%	7.07%	6.60%
Equity to Loans	14.39%	16.46%	14.10%
Internal Capital Generation Rate	6.62%	4.12%	8.53%

(1) Net of ineligible assets (certain intangible and deferred tax assets).

Goodwill and Intangible Assets

Goodwill and intangible assets were $39.5 million at December 31, 2003, compared with $45.9 million at December 31, 2002. The decrease was principally due to the completion of amortization of core deposit intangibles during 2003, and amortization of mortgage-servicing rights. There was no goodwill impairment recognized during 2003 or 2002, refer to notes 1 and 9 of the consolidated financial statements for additional information. Total goodwill and intangibles at December 31, 2003 and 2002 consisted of:

	2003	As Restated 2002
	(Dollars in millions)

Mortgage-Servicing Rights	$4.7	$8.4
Core Deposits Intangibles	–	2.7
Goodwill	34.8	34.8
	$39.5	$45.9

Stockholders Equity

As of December 31, 2003, total stockholders equity was $480.8 million or 6.5% of total assets, compared to $604.0 million or 8.5% of total assets as of December 31, 2002.  The decrease was due to the redemption of preferred stock (see notes 1 and 9 of the consolidated financial statements), the acquisition of Santander Securities for $62 million in cash, an increase in additional minimum pension liability of $5.7 million and the repurchase at a cost of $2.3 million of 167,500 shares of common stock under the stock repurchase programs approved by the Board of Directors. There was also an increase in dividends paid of $4.0 million including the redemption premium paid on preferred stock of $2.6 million. These decreases were partially offset by an increase in net income of $13.7 million in 2003. Dividends declared on common stock during 2003 totaled $19.1 million, representing dividends per share of $0.44.

On December 26, 2003, the Corporation redeemed the 2,610,008 Series A Preferred Stock at a redemption price of $26.00 per share. The holders of Series A Preferred Stock were entitled to receive non-cumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share. In the earnings per common share computations the dividends and redemption premium paid on preferred stock were deducted from net income.  The Corporation paid dividends on preferred stock at the rate of 7% annually through 2003.

On June 17, 2002, the Corporation issued 3,925,344 shares distributable due to a 10% stock dividend on common stock to

[F-26]

shareholders of record as of July 9, 2002.  The common stock dividend was distributed on July 31, 2002. Cash was paid in lieu of fractional shares.  The earnings per share computations for all periods presented in the consolidated financial statements and financial data presented herein have been restated to reflect the stock dividends.

The Corporation adopted and implemented Stock Repurchase Programs in May 2000, December 2000 and June 2001.  Under these programs the Corporation acquired 3% of its then outstanding common shares. During November 2002, the Corporation started a fourth Stock Repurchase Program under which it plans to acquire 3% of its outstanding common shares.  As of December 31, 2003, 4,011,260 common shares amounting to approximately $67,552,000 had been repurchased under these plans and were recorded at cost in the accompanying consolidated balance sheets.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation.  Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

During 2003, 2002 and 2001, the Corporation declared and paid quarterly cash dividends of $0.11 per share to common shareholders.

The Corporations common stock is listed on the New York Stock Exchange ("NYSE") and on the Madrid Stock Exchange (LATIBEX).  The symbol on the NYSE and on the LATIBEX for the common stock is "SBP" and "XSBP," respectively. There were approximately 157 holders of record of the Corporations common stock as of December 31, 2003, not including beneficial owners whose shares are held in names of brokers or other nominees.

The following table sets forth the high and low market prices of the Corporations common stock for the periods indicated, after retroactive adjustment for the effect of the stock dividend declared on June 17, 2002.

	Market Price		Cash Dividends per Share	Book Value per Share
Period	High	Low

2003
1st Quarter	$14.02	$12.29	$0.11
2nd Quarter	16.52	13.30	0.11
3rd Quarter	20.15	16.11	0.11
4th Quarter	25.99	19.19	0.11	$11.34

2002
1st Quarter	$18.60	$17.14	$0.11
2nd Quarter	19.67	15.50	0.11
3rd Quarter	18.05	12.00	0.11
4th Quarter	13.96	11.42	0.11	$12.66

2001
1st Quarter	$17.95	$16.99	$0.11
2nd Quarter	17.95	17.01	0.11
3rd Quarter	18.15	16.91	0.11
4th Quarter	18.14	17.00	0.11	$12.66

[F-27]

Capital Expenditures

The following table reflects capital expenditures for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
	(In thousands)

Headquarters/branches	$694	$1,134	$3,891
Data processing equipment	1,022	2,150	5,276
Software	7,134	30,049	25,683
Other furniture and equipment	1,094	991	1,739
	$9,944	$34,324	$36,589

During 2003 there was a significant reduction in capital expenditures primarily in technology. During 2003 the Corporation invested in its Internet platform as well as certain ancillary applications which had not been converted in 2002. Other capital expenditures were maintained at a bare minimum in line with the Corporations cost control policy.

The Corporation continued investing aggressively in new technology during 2002 in order to achieve greater operational efficiency and provide higher quality products and services to its customers. The systems conversion project is part of the parent companys strategy to homogenize operations throughout its America Division, which is expected to result in superior technical support and operational efficiency. These investments are expected to improve the Corporations position over its competitors. During 2002 all core applications were converted including teller platform, client information file (CIF), lending, deposits and general ledger. This represented the most significant portion of the conversion project. Ancillary applications were converted during 2003. Other capital expenditures were controlled during 2002 as part of the Corporations cost control policy.

Capital expenditures increased in 2001 as a result of a company-wide information systems conversion. All core applications were converted to an affiliated group-wide platform. The new technology will result in greater operational efficiency, enabling the Corporation to provide better quality service to its customers. As a result of this conversion, new data processing equipment has been acquired and installed throughout the Corporation in order to meet the softwares requirements.

During 2001, the Corporation sold a lot in the Hato Rey area and divested itself of its in-store branch facilities. The Corporation also invested $2.2 million in improvements of existing facilities and $1.7 million in the construction of three new branches that started operations during 2002.

Environmental Matters

Under various environmental laws and regulations, a lender may be liable as an "owner" or "operator" for the costs of investigation or remediation of hazardous substances at any mortgaged property or other property of a borrower or at its owned or leased property regardless of whether the lender knew of, or was responsible for, the hazardous substances. In addition, certain laws in which some of the Corporations assets are located impose a statutory lien, which may be prior to the lien of the mortgage, for costs incurred in connection with a cleanup of hazardous substances.

Some of the Corporations mortgaged properties and owned and leased properties may contain hazardous substances or are located in the vicinity of properties that are contaminated. As a result, the value of such properties may decrease, the borrowers ability to repay the loan may be affected, the Corporations ability to foreclose on certain properties may be affected or the Corporation may be exposed to potential environmental liabilities. The Corporation, however, is not aware of any such environmental costs or liabilities that would have a material adverse effect on the Corporations results of operations or financial condition.

Puerto Rico Income Taxes

The Corporation is subject to Puerto Rico income tax. The maximum marginal statutory regular corporate tax rate that the Corporation is subject to under the P.R. Code is 39%. In computing its net income subject to the regular income tax, the Corporation is entitled to exclude from its gross income, interest derived on obligations of the Commonwealth of Puerto Rico and its agencies, instrumentalities and political subdivisions, obligations of the United States Government and its agencies and instrumentalities, certain FHA and VA loans and certain GNMA securities. In computing its net income subject to the regular income tax the Corporation is entitled to claim a deduction for ordinary and necessary expenses, worthless debts, interest and depreciation, among others. The Corporations deduction for interest is reduced in the same proportion that the average adjusted basis of its exempt obligations acquired after December 31, 1987, bears to the average adjusted basis of its total assets.

The Corporation is also subject to an alternative minimum tax of 22% imposed on its alternative minimum tax net income. In general, the Corporations alternative minimum net income is an amount equal to its net income determined for regular income tax purposes, as adjusted for certain items of tax prefer-

[F-28]

ence. To the extent that the Corporations alternative minimum tax for a taxable year exceeds its regular tax, such excess is required to be paid by the Corporation as an alternative minimum tax. An alternative minimum tax paid by the Corporation in a taxable year may be claimed by the Corporation as a credit in future taxable years against the excess of its regular tax over the alternative minimum tax in such years.

Under the P.R. Code, corporations are not permitted to file consolidated tax returns with their subsidiaries and affiliates. However, the Corporation is entitled to a 100% dividend received deduction with respect to dividends received from Banco Santander Puerto Rico, Santander Insurance Agency, or any other Puerto Rico corporation subject to tax under the P.R. Code and in which the Corporation owns at least 80% of the value of its stock or voting power.

Interest paid by the Corporation to non-resident foreign corporations is not subject to Puerto Rico income tax, provided such foreign corporation is not related to the Corporation. Dividends paid by the Corporation to non-resident foreign corporations and individuals (whether resident or not) are subject to a Puerto Rico income tax of 10%.

United States Income Taxes

The Corporation, the Bank, Santander Securities and Santander Insurance Agency are corporations organized under the laws of Puerto Rico. Accordingly, the Corporation, the Bank, Santander Securities and Santander Insurance Agency are subject to United States income tax under the Internal Revenue Code of 1986, as amended to the date hereof (the "Code") only on certain income from sources within the United States or effectively connected with a United States trade or business.

[F-29]

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Corporations Audited Consolidated Financial Statements and the "Managements Discussion and Analysis of Results of Operations and Financial Condition."

Average Balance Sheets and Interest Rate Data

The following table shows average balances and, where applicable, interest amounts earned on a tax-equivalent basis and paid, and average rates for the Corporations assets and liabilities and stockholders equity for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
				As Restated
	2003			2002			2001
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(Dollars in thousands)
ASSETS:
Interest-earning assets:
Interest-bearing deposits	$68,312	$664	0.97%	$85,532	$ 1,351	1.58%	$94,707	$ 2,246	2.37%
Federal funds sold and securities purchased under agreements to resell	169,304	1,990	1.18%	171,418	3,049	1.78%	126,164	4,399	3.49%
Total short-term assets	237,616	2,654	1.12%	256,950	4,400	1.71%	220,871	6,645	3.01%
U.S. Treasury securities	73,913	884	1.20%	378,073	6,497	1.72%	238,655	9,801	4.11%
Obligations of other U.S. government agencies and corporations	1,309,968	63,202	4.82%	1,204,187	56,080	4.66%	1,197,352	83,384	6.96%
Obligations of the government of Puerto Rico and political subdivisions	47,675	3,593	7.54%	40,765	3,626	8.89%	35,202	2,837	8.06%
Collateralized mortgage obligations and mortgage-backed securities	735,765	29,486	4.01%	295,404	13,603	4.60%	479,371	26,584	5.55%
Other	38,681	3,007	7.77%	68,453	2,494	3.64%	49,120	4,824	9.82%
Total investment securities	2,206,002	100,172	4.54%	1,986,882	82,300	4.14%	1,999,700	127,430	6.37%
Loans, net	3,941,530	240,305	6.10%	4,088,783	291,827	7.14%	4,389,189	375,370	8.55%
Total interest-earning assets/interest income (tax-equivalent basis)	6,385,148	343,131	5.37%	6,332,615	378,527	5.98%	6,609,760	509,445	7.71%
Total non-interest-earning assets	339,963			382,903			369,589
Total assets	$6,725,111			$6,715,518			$6,979,349

LIABILITIES AND STOCKHOLDERS EQUITY:
Interest-bearing liabilities:
Savings and NOW accounts	$ 1, 83 4,424	$25,955	1.41%	$ 1,731,965	$ 34,646	2.00%	$ 1,455,542	$ 40,541	2.79%
Other time deposits	1,283,678	30,075	2.34%	1,751,206	49,762	2.84%	1,972,984	87,025	4.41%
Borrowings	2,016,044	63,288	3.14%	1,501,310	56,369	3.75%	1,793,507	91,462	5.10%
Term notes	210,034	12,608		323,740	17,704	5.47%	388,708	22,287	5.73%
Subordinated notes	22,023	425	1.93%	40,278	1,434	3.56%	48,346	3,453	7.14%
Total interest-bearing liabilities/ interest expense	5,366,203	132,351	2.47%	5,348,499	159,915	2.99%	5,659,087	244,768	4.33%
Total non-interest-bearing liabilities	762,760			742,201			701,484
Total liabilities	6,128,963			6,090,700			6,360,571
Stockholders equity	596,148			624,818			618,778
Total liabilities and stockholders equity	$ 6,725,111			$ 6,715,518			$ 6,979,349
Net interest income		$210,780			$ 218,612			$264,677
Cost of funding earning assets			2.07%			2.53%			3.70%
Net interest margin
(tax equivalent basis)			3.30%			3.45%			4.00%

[F-30]

[Blank page]

[F-31]

Deloitte & Touche LLP

1200 Westernbank World Plaza

268 Muñoz Rivera Avenue

San Juan, PR 00918-2511

Tel: 787-759-7171

Fax: 787-756-6340

www.deloitte.com

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders of Santander BanCorp:

We have audited the accompanying consolidated balance sheets of Santander BanCorp and subsidiaries (the "Corporation", a Puerto Rico corporation and a subsidiary of Santander Central Hispano, S.A.) as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in stockholders equity, other comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Corporations management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements present fairly, in all material respects, the financial position of Santander BanCorp and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements give retroactive effect to the acquisition of Santander Securities Corporation ("Santander Securities") by Santander BanCorp on December 30, 2003, which has been accounted for in a manner similar to a pooling of interests as described in Note 1 to the accompanying consolidated financial statements. The consolidated statements of income, changes in stockholders equity, other comprehensive income and cash flows of Santander BanCorp for the year ended December 31, 2001, prior to their restatement to give effect to the 2003 acquisition, and the separate consolidated financial statements of Santander Securities for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose reports dated January 7, 2002 and January 25, 2002, respectively, expressed unqualified opinions on those financial statements. The contribution of Santander BanCorp to net interest income and total other income for 2001 was 100.6% and 73.0% of their restated net interest income and total other income, respectively. We audited the combination of the accompanying consolidated statements of income, changes in stockholders equity, other comprehensive income and cash flows of Santander BanCorp for the year ended December 31, 2001, after restatement, to give effect to the 2003 acquisition. In our opinion, such consolidated financial statements have been properly combined on the basis described in Note 1 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of Santander BanCorp or Santander Securities other than with respect to such adjustments to combine the financial statements and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

[Signature]

February 23, 2004

Stamp No. 1938939 affixed to original.

Member of

Deloitte Touche Tohmatsu

[F32]

Consolidated BalanceSheets—December 31, 2003 and 2002

(Dollars in thousands, except per share data)

ASSETS	2003	As Restated 2002
Cash and Cash Equivalents:
Cash and due from banks	$99,183	$106,224
Interest-bearing deposits	15,300	268,620
Federal funds sold and securities purchased under agreements to resell	278,750	263,500
Total cash and cash equivalents	393,233	638,344
Interest Bearing Deposits	10,000	–
Trading Securities	42,547	22,724
Investment Securities Available for Sale, at fair value:
Securities pledged that can be repledged	1,227,627	389,342
Other investment securities available for sale	436,684	882,348
Total investment securities available for sale	1,664,311	1,271,690
Investment Securities Held To Maturity, at amortized cost:
Securities pledged that can be repledged	687,184	956,681
Other investment securities held to maturity	145,943	139,677
Total investment securities held to maturity	833,127	1,096,358
Loans Held for Sale,net	297,201	197,613
Loans,net	3,846,994	3,597,314
Premises and Equipment, net	61,107	64,339
Accrued Interest Receivable	36,398	41,181
Goodwill	34,791	34,791
Intangible Assets	4,662	11,129
Other Assets	142,050	149,911
	$7,366,421	$7,125,394

LIABILITIES AND STOCKHOLDERS EQUITY
Deposits:
Non-interest-bearing	$700,413	$627,631
Interest-bearing	3,441,815	3,891,338
Total deposits	4,142,228	4,518,969
Federal Funds Purchased and Other Borrowings	350,000	245,960
Securities Sold Under Agreements to Repurchase	1,808,238	1,250,039
Commercial Paper Issued	254,904	39,991
Subordinated Capital Notes	15,925	33,925
Term Notes	165,966	307,464
Accrued Interest Payable	18,728	25,085
Other Liabilities	129,600	100,006
Total liabilities	6,885,589	6,521,439
Contingencies and Commitments
Stockholders Equity:
Series A preferred stock, $25 par value; 10,000,000 shares authorized; 2,610,008 shares issued and outstanding in 2002	–	65,250
Common stock, $2.50 par value; 200,000,000 shares authorized, 46,410,214 shares issued; 42,398,954 and 42,566,454 shares outstanding in 2003 and 2002, respectively	116,026	116,026
Capital paid in excess of par value	211,742	211,742
Treasury stock at cost, 4,011,260 and 3,843,760 shares in 2003 and 2002, respectively	(67,552)	(65,268)
Accumulated other comprehensive loss, net of taxes	(19,465)	(12,692)
Retained earnings-
Reserve fund	119,432	116,482
Undivided profits	120,649	172,415
Total stockholders equity	480,832	603,955
	$7,366,421	$7,125,394
The accompanying notes are an integral part of these consolidated financial statements

[F-33]

Consolidated Statements of Income

Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands, except per sharedata)

	2003	As Restated 2002	As Restated 2001

Interest Income:
Loans	$237,712	$289,208	$370,668
Investment securities	85,215	71,745	109,199
Interest-bearing deposits	664	1,351	2,246
Federal funds sold and securities purchased under agreements to resell	1,990	3,049	4,399
Total interest income	325,581	365,353	486,512

Interest Expense:
Deposits	56,030	84,408	127,566
Securities sold under agreements to repurchase and other borrowings	75,896	74,173	113,846
Subordinated capital notes	425	1,334	3,356
Total interest expense	132,351	159,915	244,768

Net interest income	193,230	205,438	241,744

Provision for Loan Losses	49,745	63,630	65,430
Net interest income after provision for loan losses	143,485	141,808	176,314

Other Income:
Bank service charges, fees and other	38,990	40,372	39,938
Broker-dealer, asset management and insurance fees	49,526	35,277	30,223
Gain on sale of securities	10,790	12,236	18,282
Gain on sale of loans	9,829	1,461	4,558
Other income	10,805	11,762	8,760
Total other income	119,940	101,108	101,761

Other Operating Expenses:
Salaries and employee benefits	89,394	85,216	82,270
Occupancy costs	13,534	13,360	14,356
Equipment expenses	11,169	11,780	12,445
EDP servicing, amortization and technical expenses	36,624	29,139	23,832
Communication expenses	7,075	6,978	7,232
Business promotion	6,760	7,028	8,128
Other taxes	9,811	11,027	11,737
Other operating expenses	49,898	49,347	50,647
Total other operating expenses	224,265	213,875	210,647
Income before provision (benefit) for income tax and cumulative effect of Change in accounting principle	39,160	29,041	67,428

Provision (Benefit) for Income Tax	(285)	3,289	6,424
Income Before Cumulative Effect of Change in Accounting Principle	39,445	25,752	61,004
Cumulative Effect of Change in Accounting Principle, net of Tax	–	–	(8,246)
Net Income	39,445	25,752	52,758
Dividends to Preferred Shareholders	7,114	4,568	4,568
Net Income Available to Common Shareholders	$32,331	$21,184	$48,190

Basic and Diluted Earnings per Common Share Before Cumulative Effect of change in Accounting Principle	$0.76	$0.49	$1.29
Cumulative Effect of Change in Accounting Principle	–	–	(0.19)
Basic and Diluted Earnings per Common Share	$0.76	$0.49	$1.10
The accompanying notes are an integral part of these consolidated financial statements

[F-34]

Consolidated Statements of Changesin Stockholders Equity

Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	As Restated 2002	As Restated 2001
Preferred Stock:
Balance at beginning of year	$65,250	$65,250	$65,250
Preferred stock redemption	(65,250)	–	–
Balance at end of year	–	65,250	65,250

Common Stock:
Balance at beginning of year	116,026	106,212	106,212
Stock dividend distributed	–	9,814	–
Balance at end of year	116,026	116,026	106,212

Capital Paid in Excess of Par Value:
Balance at beginning of year	211,742	146,457	146,457
Stock dividend distributed	–	65,285	–
Balance at end of year	211,742	211,742	146,457

Treasury stock at cost:
Balance at beginning of year	(65,268)	(53,277)	(23,251)
Stock repurchased at cost	(2,284)	(11,991)	(30,026)
Balance at end of year	(67,552)	(65,268)	(53,277)

Accumulated Other Comprehensive Loss, net of taxes:
Balance at beginning of year	(12,692)	(11,347)	(7,316)
Unrealized net gain (loss) on investment securities available for sale, net of tax	(2,789)	7,382	2,360
Unrealized net gain (loss) on cash flow hedges, net of tax	1,739	(180)	(6,391)
Minimum pension liability, net of tax	(5,723)	(8,547)	–
Balance at end of year	(19,465)	(12,692)	(11,347)

Reserve Fund:
Balance at beginning of year	116,482	114,418	109,646
Transfer from undivided profits	2,950	2,064	4,772
Balance at end of year	119,432	116,482	114,418

Undivided Profits:
Balance at beginning of year	172,415	246,081	220,241
Net income	39,445	25,752	52,758
Transfers	(2,950)	(2,064)	(4,772)
Deferred tax benefit amortization	(60)	(35)	(50)
Common stock cash dividends	(19,087)	(17,652)	(17,528)
Preferred stock cash dividends	(4,504)	(4,568)	(4,568)
Preferred stock redemption premium	(2,610)	–	–
Cash paid on corporate reorganization	(62,000)	–	–
Stock dividend distributed	–	(75,099)	–
Balance at end of year	120,649	172,415	246,081
Total stockholders equity	$480,832	$603,955	$613,794

The accompanying notes are an integral part of these consolidated financial statements

[F-35]

Consolidated Statements of OtherComprehensive Income

Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	As Restated 2002	As Restated 2001
Comprehensive income
Net income	$39,445	$25,752	$52,758
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investment securities available for sale, net of tax	(790)	2,979	4,739
Reclassification adjustment for gains and losses included in net income, net of tax	(2,251)	4,404	(2,379)
Unrealized gains (losses) on investment securities transferred to the held-to-maturity category, net of amortization	252	(1)	–
Unrealized gains (losses) on investment securities available for sale, net of tax	(2,789)	7,382	2,360
Unrealized losses on cumulative effect of change in accounting principle for cash flow hedges, net of tax	–	–	(1,507)
Unrealized gains (losses) on cash flow hedges, net of tax	1,739	(2,011)	(4,884)
Reclassification adjustment for gains and losses included in net income, net of tax	–	1,831	–
Unrealized gains (losses) on cash flow hedges, net of tax	1,739	(180)	(6,391)
Minimum pension liability, net of tax	(5,723)	(8,547)	–
Total other comprehensive loss, net of tax	(6,773)	(1,345)	(4,031)
Comprehensive income	$32,672	$24,407	$48,727

The accompanying notes are an integral part of these consolidated financial statements

[F-36]

Consolidated Statements of Cash Flows

Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	As Restated 2002	As Restated 2001

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$39,445	$25,752	$52,758
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Cumulative effect of change in accounting principle	–	–	13,518
Depreciation and amortization	20,691	25,236	25,861
Deferred tax (benefit) provision	(1,709)	1,789	(8,317)
Provision for loan losses	49,745	63,630	65,430
Gain on sale of securities	(10,790)	(12,236)	(18,282)
Gain on sale of loans	(9,829)	(1,461)	(4,558)
Gain on sale of mortgage servicing rights	(457)	(427)	(530)
(Gain) loss on derivatives	(277)	105	2,360
Trading gains	(1,570)	(584)	(2,243)
Net premium amortization (discount accretion) on securities	4,793	(8,835)	(9,789)
Net premium amortization (discount accretion) on loans	7,581	392	(301)
Purchases and originations of loans held for sale	(621,466)	(485,430)	(468,950)
Proceeds from sales of loans held for sale	278,754	324,535	108,101
Repayments of loans held for sale	44,038	80,700	345,921
Proceeds from sales of trading securities	1,824,948	1,472,015	1,971,687
Purchases of trading securities	(1,843,201)	(1,473,481)	(1,977,958)
Decrease (increase) in accrued interest receivable	4,783	(3,530)	19,561
Decrease (increase) in other assets	11,225	(53,450)	(21,483)
(Decrease) increase in accrued interest payable	(6,357)	8,144	(22,173)
Increase (decrease) in other liabilities	15,565	(11,689)	12,608
Total adjustments	(233,533)	(74,577)	30,463
Net cash (used in) provided by operating activities	(194,088)	(48,825)	83,221

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in interest-bearing deposits	(10,000)	–	–
Proceeds from sales of investment securities available for sale	1,206,108	1,632,649	2,952,398
Proceeds from maturities of investment securities available for sale	2,685,731	9,001,349	1,034,751
Purchases of investment securities available for sale	(4,383,435)	(10,706,915)	(5,043,819)
Proceeds from maturities of investment securities held to maturity	190,279	552,381	1,444,640
Purchases of investment securities held to maturity	(25,425)	(1,435,272)	(1,513,318)
Repayment of securities and securities called	237,490	509,713	1,952,512
Payments on derivative transactions	(18)	(3,450)	–
Purchases of mortgage loans	(400,982)	(1,583)	(49,042)
Net decrease in loans	259,486	613,446	52,290
Proceeds from sales of mortgage servicing rights	457	427	530
Capital expenditures	(5,020)	(4,607)	(7,602)
Net cash (used in) provided by investing activities	(245,329)	158,138	823,340

(Continues)

The accompanying notes are an integral part of these consolidated financial statements

[F-37]

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	As Restated 2002	As Restated 2001

CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits	(367,613)	(272,077)	(130,633)
Net increase (decrease) in federal funds purchased and other borrowings	104,040	(239,040)	160,000
Net increase (decrease) in securities sold under agreements to repurchase	558,199	273,353	(187,129)
Net increase (decrease) in commercial paper issued	214,913	(309,185)	279,410
Net decrease in term notes	(141,498)	(22,310)	(104,617)
(Payment) issuance of subordinated capital notes	(18,000)	(14,575)	2,000
Preferred stock redemption	(67,860)	–	–
Repurchase of common stock	(2,284)	(11,991)	(30,026)
Dividends paid	(23,591)	(22,220)	(22,096)
Cash paid on corporate reorganization	(62,000)	–	–
Net cash provided by (used in) financing activities	194,306	(618,045)	(33,091)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(245,111)	(508,732)	873,470
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	638,344	1,147,076	273,606
CASH AND CASH EQUIVALENTS, END OF PERIOD	$393,233	$638,344	$1,147,076

The accompanying notes are an integral part of these consolidated financial statements

[F-38]

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

1. Summary of Significant Accounting Policies and Other Matters:

The accounting and reporting policies of Santander BanCorp (the "Corporation"), an 89% owned subsidiary of Banco Santander Central Hispano, S.A. (BSCH), conform with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "GAAP") and with general practices within the financial services industry.

Following is a summary of the Corporations most significant accounting policies:

Nature of Operations and Reorganization

Santander BanCorp is a financial holding company offering a full range of financial services through its wholly owned banking subsidiary Banco Santander Puerto Rico (the "Bank"). The Corporation also engages in broker-dealer, asset management, mortgage banking and insurance agency services through its non-banking subsidiaries, Santander Securities Corporation, Santander Mortgage Corporation and Santander Insurance Agency, respectively.

Pursuant to a corporate reorganization, on December 30, 2003, the Corporation acquired 100% of the common stock of Santander Securities Corporation and subsidiary ("Santander Securities") from Administración de Bancos Latinoamericanos Santander, S.L. (ABLASA), a wholly owned subsidiary of BSCH. The Corporation acquired Santander Securities for $62 million in cash in a transaction treated as a reorganization of companies under common control. The reorganization was recorded at historical cost and accounted for on an "as if pooled" basis. Accordingly, the accompanying 2002 and 2001 consolidated financial statements have been restated to give retroactive effect to such transaction as of the beginning of the first period presented. All significant intercompany balances and transactions were eliminated.

Net interest income, total other income and net income for the separate companies for the years ended December 31, 2003, 2002 and 2001 were as follows:

	2003	2002	2001
	(In thousands)
Net interest income:
Santander BanCorp and subsidiaries	$192,960	$205,520	$243,078
Santander Securities Corporation and subsidiary	270	(82)	(1,334)
Combined	$193,230	$205,438	$241,744

Total other income:
Santander BanCorp and subsidiaries	$74,676	$68,711	$74,231
Santander Securities Corporation and subsidiary	46,033	33,162	28,281
Eliminations	(769)	(765)	(751)
Combined	$119,940	$101,108	$101,761

Net income:
Santander BanCorp and subsidiaries	$30,109	$20,906	$52,400
Santander Securities Corporation and subsidiary	9,336	4,846	358
Combined	$39,445	$25,752	$52,758

Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board.

Use of Estimates

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and the Banks wholly owned subsidiaries, Santander Mortgage Corporation and Santander International Bank; Santander Securities Corporation and its wholly owned subsidiary, Santander Asset Management Corporation and Santander Insurance Agency. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Purchased under Agreements to Resell

The Corporation purchases securities under agreements to resell. The amounts advanced under these agreements represent short-term financing transactions.

[F-39]

Loans Held for Sale

Loans held for sale are recorded at the lower of cost or market computed on the aggregate portfolio basis. The amount, by which cost exceeds market value, if any, is accounted for as a valuation allowance with changes included in the determination of net income for the period in which the change occurs.

Loans and Related Income and Costs

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and unearned finance charges, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Discounts and premiums on purchased loans are amortized to income over the expected lives of the loans using methods that approximate the interest method.

The accrual of interest on loans is discontinued when, in managements opinion, the borrower may be unable to meet payments as they become due, but in no event is it recognized after 90 days in arrears on payments of principal or interest, except for credit cards and mortgage loans for which interest is not recognized after four months. When interest accrual is discontinued, all unpaid interest is reversed. Interest income is subsequently recognized only to the extent that it is received.

Trading Account

The Corporation acquires securities for trading and carries its trading account at fair value. Financial instruments including, to a limited extent, derivatives, such as option contracts, are utilized by the Corporation in dealing and other trading activities and are carried at fair value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in fair value are recorded separately in the trading profit or loss account in the period in which the changes occur. Interest revenue and expense arising from trading instruments are included in the statement of income as part of net interest income rather than in the trading profit or loss account.

Investment Securities Available for Sale

The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, the Corporation decided that some of its investment securities would be potentially available for sale in the event that such sales might be necessary either as part of the Corporations efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors.

Investment securities available for sale are carried at fair value and unrealized gains and losses on these investments are included in accumulated other comprehensive income (loss) which is a separate component of stockholders equity. Gains or losses on sales of investment securities available for sale are recognized in the income statement when realized and are computed on the basis of specific identification.

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

All of the Corporations derivative instruments are recognized as assets and liabilities at fair value. If certain conditions are met, the derivative may qualify for hedge accounting treatment and be designated as one of the following types of hedges: (a) hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (b) a hedge of the exposure to variability of cash flows of a recognized asset, liability or forecasted transaction ("cash flow hedge") or (c) a hedge of foreign currency exposure ("foreign currency hedge").

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

Certain contracts contain embedded derivatives. When the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, it should be bifurcated, carried at fair value, and designated as a trading or non-hedging derivative instrument.

Off-Balance Sheet Instruments

In the ordinary course of business, the Corporation enters into off-balance sheet instruments consisting of commitments to extend credit, stand by letters of credit and financial guarantees (see Note 21). Such financial instruments are recorded in the

[F-40]

consolidated financial statements when they are funded or when related fees are incurred or received. The Corporation periodically evaluates the credit risks inherent in these commitments, and establishes loss allowances for such risks if and when these are deemed necessary.

Allowance for Loan Losses

The allowance for loan losses is a current estimate of the losses inherent in the present portfolio based on managements ongoing quarterly evaluations of the loan portfolio. Estimates of losses inherent in the loan portfolio involve the exercise of judgment and the use of assumptions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision, as more information becomes available. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, managements estimate of credit losses in the loan portfolio and the related allowance may change in the near term.

The Corporation follows a systematic methodology to establish and evaluate the adequacy of the allowance for loan losses. This methodology consists of several key elements.

Larger commercial and construction loans that exhibit potential or observed credit weaknesses are subject to individual review. Where appropriate, allowances are allocated to individual loans based on managements estimate of the borrowers ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation.

Included in the review of individual loans are those that are impaired as defined by GAAP. Any allowances for loans deemed impaired are measured based on the present value of expected future cash flows discounted at the loans effective interest rate or on the fair value of the underlying collateral if the loan is collateral dependent. Commercial business, commercial real estate and construction loans exceeding $250,000 are individually evaluated for impairment. Other loans are evaluated in homogeneous groups and collectively evaluated for impairment. Loans that are recorded at fair value or at the lower of cost or fair value are not evaluated for impairment. Impaired loans for which the discounted cash flows, collateral value or market price exceed its carrying value do not require an allowance. The Corporation evaluates the collectibility of both principal and interest when assessing the need for loss accrual.

Historical loss rates are applied to other commercial loans not subject to individual review. The loss rates are derived from historical loss trends for three years.

Homogeneous loans, such as consumer installment, credit cards and residential mortgage loans are not individually risk graded. Allowances are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history for one to three years by loan category.

An unallocated allowance is maintained to recognize the imprecision in estimating and measuring loss when evaluating allowances for individual loans or pools of loans.

Historical loss rates for commercial and consumer loans may also be adjusted for significant factors that, in managements judgment, reflect the impact of any current condition on loss recognition. Factors which management considers in the analysis include the effect of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs, non-accrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Corporations internal credit examiners.

Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization which is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and fifty years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is lower. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

The Corporation evaluates for impairment its long-lived assets, including certain identifiable intangibles and long-lived assets to be disposed of, whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

Other Real Estate

Other real estate, normally obtained through foreclosure or other workout situations, is included in other assets and stated at the lower of fair value minus estimated costs to sell. Upon foreclosure, the recorded amount of the loan is written-down, if applicable, to the fair value less estimated costs of disposal of the real estate acquired, by charging the allowance for loan losses. Gains or losses on disposition of other real estate and related operating income and maintenance expenses are included in current operations.

Goodwill

The Corporation adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets" effective January 1, 2002. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their useful lives. Based on an independent assessment of the value of the Corporations goodwill at January 1, 2002 and October 1, 2003 and 2002, it was determined that the Corporations goodwill was not impaired.

Goodwill amortization, net of tax, for the year ended December 31, 2001, was approximately $730,000. On a pro-forma basis, diluted and basic earnings per common share for 2001 would have been $1.12, if goodwill amortization were excluded from net income (Refer to Note 9).

Mortgage Banking

Mortgage loan servicing includes collecting monthly mortgagor payments, forwarding payments and related accounting reports to investors, collecting escrow deposits for the payment of mortgagor property taxes and insurance, and paying taxes and insurance from escrow funds when due. No asset or liability is recorded by the Corporation for mortgages serviced, except for mortgage-servicing rights, advances to investors and escrow balances.

The Corporation recognizes as a separate asset the right to service mortgage loans for others whenever those servicing rights are acquired. The Corporation acquires mortgage-servicing rights by purchasing or originating loans and selling or securitizing those loans (with the servicing rights retained) and allocates the total cost of the mortgage loans to the mortgage servicing rights (included in intangible assets in the accompanying consolidated balance sheets) and the loans based on their relative fair values. Further, mortgage-servicing rights are assessed for impairment based on the fair value of those rights. Mortgage-servicing rights are amortized over the estimated life of the related servicing income. Mortgage loan servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2003 and 2002, the unpaid principal balances of mortgage loans serviced for others amounted to approximately $437,272,000 and $706,721,000, respectively. In connection with these mortgage-servicing activities, the Corporation administered escrow and other custodial funds which amounted to approximately $1,304,000 and $2,344,000 at December 31, 2003 and 2002, respectively.

Trust Services

In connection with its trust activities, the Corporation administers and is custodian of assets which amounted to approximately $8,651,000,000 and $7,209,000,000 at December 31, 2003 and 2002. Due to the nature of trust activities, these assets are not included in the Corporations consolidated balance sheets.

Securities Sold under Agreement to Repurchase

The Corporation sells securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term financing transactions and the securities underlying the agreements remain in the asset accounts.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

The transfer of financial assets is accounted for as a sale, when control over the assets has been surrendered. The Corporation recognizes the financial assets and servicing assets it controls and the liabilities it has incurred. At the same time, it ceases to recognize financial assets when control has been surrendered and liabilities when they are extinguished.

Income Taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporations consolidated financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Corporation also accounts for any income tax contingencies in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies."

Earnings Per Common Share

Basic and diluted earnings per common share are computed by dividing net income available to common shareholders, by the weighted average number of common shares outstanding during the period. The Corporations average number of common shares outstanding used in the computation of earnings per common share, after giving retroactive effect to the stock dividends declared on June 17, 2002 (see Note 15), were

[F-42]

42,421,098; 43,070,067, and 43,951,719 for the years ended December 31, 2003, 2002 and 2001, respectively. Basic and diluted earnings per common share are the same, since no stock options or other stock equivalents were outstanding during the years ended December 31, 2003, 2002 and 2001.

Recent Accounting Pronouncements that Affect the Corporation

On January 1, 2003, the Corporation adopted Financial Accounting Standards Board Statement  No. 145 (SFAS No. 145), "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." SFAS No. 4 required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.

SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment became effective for transactions occurring after May 15, 2002. The implementation of SFAS No. 145 did not have a material effect on the Corporations consolidated results of operations or consolidated financial position.

In 2003, the Corporation adopted FASB Interpretation No. 45, Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45), which elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 does not prescribe a specific approach for subsequently measuring the guarantors recognized liability over the term of the related guarantee. FIN 45 incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which has been superseded.

The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantors fiscal year-end. The disclosure requirements in FIN 45 were effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 as of January 1, 2003, did not have a material effect on the Corporations consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB recently announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R).

FIN 46 establishes consolidation criteria for entities for which "control" is not easily discernable under Accounting Research Bulletin 51, Consolidated Financial Statements, which is based on the premise that holders of the equity of an entity control the entity by virtue of voting rights. FIN 46 provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than from voting interests. FIN 46 defines the term "variable interest entity" (VIE) and is based on the premise that if a business enterprise absorbs a majority of the VIEs expected losses and/or receives a majority of its expected residual returns (measures of risk and reward), that enterprise (the primary beneficiary) has a controlling financial interest in the VIE. The assets, liabilities, and results of the activities of the VIE should be included in the consolidated financial statements of the primary beneficiary.

The Corporation applied FIN 46R to the first interim or annual period ending after December 15, 2003. The Board defined SPEs as entities that have previously been accounted for under any of the following accounting literature:

•Emerging Issues Task Force (EITF) Issue No. 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions

•EITF Issue No. 96-21, Implementation Issues in Accounting for Leasing Transactions involving Special-Purpose Entities

•EITF Issue 97-1, Implementation Issues in Accounting for Lease Transactions, including Those involving Special-Purpose Entities

•EITF Topic D-14, Transactions involving Special-Purpose Entities

The Corporation must apply FIN 46R to its interests in all entities subject to the interpretation as of the first interim or annual period ending after March 15, 2004. Adoption of this new method of accounting for variable interest entities did not and is not expected to have a material impact on the Corporations consolidated results of operations and financial position.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS No. 149) "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to

[F-43]

as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this Statement should be applied prospectively. The provisions of this Statement that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Corporations adoption of this Statement did not have a material effect on its consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150) "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of the Statement as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Corporations adoption of this Statement did not have a material effect on its consolidated financial position or results of operations.

Interest on Borrowings

Interest expense on short-term borrowings includes interest on securities sold under agreement to repurchase, federal funds purchased and other borrowings.

Reclassifications

Certain reclassifications have been made to the 2002 and 2001 consolidated financial statements to conform these to the 2003 presentation.

Statements of Cash Flows

All highly liquid instruments with maturity of three months or less, when acquired or generated, are considered cash equivalents.

Supplemental Disclosure of Cash Flow Information:	2003	As Restated 2002	As Restated 2001
	(In thousands)
Cash paid during the year for:
Interest	$138,708	$155,215	$263,653
Income taxes	$4,443	$502	$9,753

Non-cash transactions:
Stock dividend (Refer to Note 15)	$–	$75,099	$–
Minimum pension liability (Refer to Note 18)	$14,270	$8,547	$–

2. Trading Securities:

Proceeds from sales of trading securities during 2003, 2002 and 2001 were approximately $1,824,948,000, $1,472,015,000 and $1,971,687,000, respectively. Gross gains of approximately $1,570,000, $1,504,000 and $2,249,000 were realized during 2003, 2002 and 2001, respectively, and gross losses of approximately $920,000 and $6,000 were realized during 2002 and 2001, respectively.

3. Investment Securities Available for Sale:

The amortized cost, gross unrealized gains and losses, fair value and weighted average yield of investment securities available for sale by contractual maturity as of December 31 are as follows:

[F-44]

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted-Average Yield
	(In thousands)

Treasury and agencies of the United States Government:
Within one year	$4,050	$23	$–	$4,073	1.80%
After one year but within five years	325,426	–	3,526	321,900	1.91%
	329,476	23	3,526	325,973	1.91%
Commonwealth of Puerto Rico and its subdivisions:
After one year but within five years	23,918	213	4	24,127	5.70%
After five years but within ten years	6,300	–	–	6,300	4.52%
	30,218	213	4	30,427	5.45%
Mortgage-backed securities:
Over ten years	1,309,908	8,512	10,509	1,307,911	4.51%
	$1,669,602	$8,748	$14,039	$1,664,311	4.01%

	As Restated December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted- Average Yield
	(In thousands)

Treasury and agencies of the United States Government:
Within one year	$496,741	$3	$14	$496,730	1.38%
After one year but within five years	722,563	3,873	14	726,422	2.12%
	1,219,304	3,876	28	1,223,152	1.86%

Commonwealth of Puerto Rico and its subdivisions:
Within one year	35,052	–	7	35,045	1.37%
After one year but within five years	7,385	92	–	7,477	3.53%
After five years but within ten years	5,970	46	–	6,016	4.23%
	48,407	138	7	48,538	2.05%
	$1,267,711	$4,014	$35	$1,271,690	1.82%

The number of positions, fair value and unrealized losses at December 31, 2003, of investment securities available for sale that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, are as follows:

	Less than 12 months			12 months or more			Total
	Number of Positions	Fair Value	Unrealized Losses	Number of Positions	Fair Value	Unrealized Losses	Number of Positions	Fair Value	Unrealized Losses
	(Dollars in thousands)
Treasury and agencies of the United States Government	5	$ 325,426	$3,526	–	$ –	$–	5	$ 325,426	$3,526
Commonwealth of Puerto Rico and its subdivisions	1	9,988	4	–	–	–	1	9,988	4
Mortgage-backed securities	32	717,913	10,509	–	–	–	32	717,913	10,509
		$1,053,327	$14,039		$ –	$–		$1,053,327	$14,039

[F-45]

The Corporation evaluates its investment securities for other than temporary impairment on a quarterly basis or earlier if other factors indicative of potential impairment exist. An impairment charge in the consolidated statements of income is recognized when the decline in the fair value of the securities below their cost basis is judged to be other-than-temporary. The Corporation considers various factors in determining whether it should recognize an impairment charge including, but not limited to, the length of time and extent to which the fair value has been less than its cost basis, expectation of recoverability of its original investment in the securities and the Corporations intention and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2003, management concluded that there was no other-than-temporary impairment in its investment securities portfolio, and as shown above, all unrealized losses have been in a continuous unrealized loss position for less than twelve months. Such unrealized losses are considered temporary and are principally due to changes in interest rates.

Contractual maturities on certain securities, including mortgage-backed securities, could differ from actual maturities since certain issuers have the right to call or prepay these securities.

The weighted-average yield on investment securities available for sale is based on amortized cost, therefore it does not give effect to changes in fair value.

Proceeds from sales of investment securities available for sale were approximately $1,206,108,000, $1,632,649,000 and $2,952,398,000 in 2003, 2002 and 2001, respectively. Gross gains of approximately $9,994,000, $12,227,000 and $18,265,000, were realized in 2003, 2002 and 2001, respectively.

4. Investment Securities Held to Maturity:

The amortized cost, gross unrealized gains and losses, fair value and weighted-average yield of investment securities held to maturity by contractual maturity as of December 31 are as follows:

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted- Average Yield
	(Dollars in Thousands)
Treasury and agencies of the United States Government:
Within one year	$3,016	$–	$–	$3,016	0.87%
After one year but within five years	783,987	51,636	–	835,623	5.04%
	787,003	51,636	–	838,639	5.03%

Commonwealth of Puerto Rico and its subdivisions:
Within one year	4,565	33	–	4,598	5.18%
After one year but within five years	16,293	761	–	17,054	5.05%
Over ten years	8,500	205	–	8,705	6.44%
	29,358	999	–	30,357	5.48%

Mortgage-backed securities:
After one year but within five years	1,180	93	–	1,273	8.43%
After five years but within ten years	113	7	–	120	9.31%
Over ten years	323	14	–	337	8.40%
	1,616	114	–	1,730	8.48%

Foreign governments:
Within one year	50	–	–	50	7.20%
After one year but within five years	100	–	–	100	7.11%
	150	–	–	150	7.14%

Other securities	15,000	–	–	15,000	0.81%
	$833,127	$52,749	$–	$885,876	4.97%

[F-46]

	As Restated December 31, 2002
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Weighted- Average Yield
	(Dollars in thousands)
Treasury and agencies of the United States Government:
Within one year	$149,363	$88	$–	$149,451	2.35%
After one year but within five years	782,892	67,276	–	850,168	5.04%
	932,255	67,364	–	999,619	5.04%

Commonwealth of Puerto Rico and its subdivisions:
Within one year	4,104	19	–	4,123	4.79%
After one year but within five years	24,460	760	–	25,220	5.43%
After five years but within ten years	1,159	15	–	1,174	6.79%
Over ten years	11,294	273	–	11,567	6.40%
	41,017	1,067	–	42,084	5.68%

Mortgage-backed securities:
Within one year	13	–	–	13	10.47%
After one year but within five years	7,115	185	–	7,300	3.86%
After five years but within ten years	10,034	789	1	10,822	8.70%
Over ten years	79,474	1,389	38	80,825	3.91%
	96,636	2,363	39	98,960	4.40%

Foreign governments:
Within one year	50	–	–	50	6.20%
After one year but within five years	150	–	–	150	7.14%
	200	–	–	200	6.91%

Other securities	26,250	–	–	26,250	4.87%
	$1,096,358	$70,794	$39	$1,167,113	4.64%

Contractual maturities on certain securities, including mortgage-backed securities, could differ from actual maturities since some issuers have the right to call or prepay these securities.

The weighted-average yield on investment securities held to maturity is based on amortized cost. Therefore, it does not give effect to changes in fair value.

Proceeds from investment securities held to maturity that were called by the issuer were approximately $237,490,000, $509,713,000 and $1,952,512,000 in 2003, 2002 and 2001, respectively. Gross gains of approximately $23,000, $9,000 and $17,000 were realized in 2003, 2002 and 2001 from investment securities called. Proceeds from maturities of investment securities held to maturity were approximately $37,046,000 in 2003. Gross gains of approximately $773,000 were realized in 2003.

[F-47]

5. Investments Pledged:

At December 31, 2003, investment securities and loans were pledged to secure public funds. The classification and carrying amount of pledged assets, of which the secured parties are not permitted to sell or repledge the collateral, as of December 31, were as follows:

	2003	As Restated 2002
	(In thousands)

Investment securities available for sale	$321,910	$478,468
Investment securities held to maturity	130,730	121,592
Loans	163,551	134,103
Other	94,695	–
	$710,886	$734,163

At December 31, 2003, investment securities with a carrying value of approximately $1,914,811,000 and securities purchased under agreements to resell with a carrying value of approximately $10,175,000 were pledged to secure securities sold under agreements to repurchase.

At December 31, 2002, investment securities with a carrying value of approximately $1,346,023,000 were pledged to secure securities sold under agreements to repurchase.

6. Loans:

The Corporations loan portfolio at December 31 consists of the following:

	2003	As Restated 2002
	(In thousands)

Commercial and industrial	$2,155,282	$1,971,800
Consumer	399,957	525,127
Construction	211,192	309,964
Mortgage	1,162,480	861,324
	3,928,911	3,668,215
Unearned income	(11,345)	(12,945)
Allowance for loan losses	(70,572)	(57,956)
	$3,846,994	$3,597,314

At December 31, the recorded investment in loans that were considered impaired is as follows:

	2003	As Restated 2002
	(In thousands)
Impaired loans with related allowance
Impaired loans that did not require allowance	$17,440	$4,287
Total impaired loans	63,448	46,906
	$80,888	$51,193
Allowance for impaired loans
	$8,895	$3,137
Impaired loans measured based on fair value of collateral
Impaired loans measured based on discounted cash flows	$80,358	$50,596
	$530	$597
Interest income recognized on impaired loans
	$111	$46

[F-48]

The average balance of impaired loans for the years ended December 31, 2003 and 2002, was approximately $63 million and $51 million, respectively.

The following schedule reflects the approximate outstanding principal amount and the effect on earnings of non-accruing loans.

	2003	As Restated 2002	As Restated 2001
	(In thousands)

Principal balance as of December 31	$98,368	$123,438	$95,212

Interest income which would have been recorded had the loans not been classified as non-accruing	$3,127	$2,338	$3,168

Loans past due ninety days or more and still accruing interest	$2,404	$3,928	$5,528

7. Allowance for Loan Losses:

Changes in the allowance for loan losses are summarized as follows:

	2003	As Restated 2002	As Restated 2001
	(In thousands)

Balance, January 1	$57,956	$52,857	$51,526
Provision for loan losses	49,745	63,630	65,430
Charge-offs	(47,675)	(69,487)	(74,820)
Recoveries	10,546	10,956	10,721
Balance, December 31	$70,572	$57,956	$52,857

8. Premises and Equipment:

The Corporations premises and equipment at December 31 are as follows:

	2003	As Restated 2002
	(In thousands)

Land	$6,926	$6,926
Buildings	49,330	48,977
Equipment	38,252	35,490
Leasehold improvements	23,897	24,862
	118,405	116,255
Accumulated depreciation and amortization	(57,298)	(51,916)
	$61,107	$64,339

[F-49]

9. Goodwill and Intangible Assets:

The following reconciliation presents the effect of the application of SFAS No. 142 to the years ended December 31, 2003, 2002 and 2001 as if the Statement were applied on January 1, 2001.

<>	2003	As Restated 2002	As Restated 2001
	(Dollars in thousands, except earnings per common share data)

Net income	$39,445	$25,752	$52,758
Dividends to preferred stockholders	7,114	4,568	4,568
Net income available to common shareholders	32,331	21,184	48,190
Add back: goodwill amortization, net of tax	–	–	730
Adjusted net income	$32,331	$21,184	$48,920

Basic and diluted earnings per common share:
Net income per common share	$0.76	$0.49	$1.10
Add back: goodwill amortization, net of tax	–	–	0.02
Adjusted net income per common share	$0.76	$0.49	$1.12

The Corporations other intangible assets are composed principally of mortgage-servicing rights. The estimated aggregate amortization expense for each of the five succeeding years and thereafter of these intangible assets is the following:

Year	Amount
(In thousands)

2004	$813
2005	708
2006	708
2007	691
2008	666
Thereafter
Total	$ 4,662

10. Other Assets:

Other assets at December 31 consist of the following:

	2003	As Restated 2002
	(In thousands)

Deferred tax assets, net	$19,727	$8,631
Accounts receivable	56,178	42,549
Securities sold not delivered, net	22,715	–
Other real estate	4,082	15,734
Other repossessed assets	907	1,829
Software	12,365	55,724
Prepaid expenses	16,858	14,716
Customers liabilities on acceptances	4,270	3,389
Other	4,948	7,339
	$142,050	$149,911

[F-50]

11. Savings and Time Deposits:

At December 31, 2003 and 2002, interest-bearing deposits, including time deposits, amounted to $3,441,815,000 and $3,891,338,000, respectively. At December 31, 2003 and 2002, time deposits amounted to approximately $1,589,368,000 and $2,014,264,000, respectively, of which approximately $550,216,000 and $529,983,000, respectively, mature after one year.

Maturities of time deposits for the next five years and thereafter follow:

Year	Amount
(In thousands)

2004	$1,039,152
2005	90,888
2006	29,970
2007	21,686
2008	49,591
Thereafter	358,081
Total	$1,589,368

The detail of interest expense on savings and time deposits for the years ended December 31, is as follows:

	2003	As Restated 2002	As Restated 2001
	(In thousands)

Savings deposits
Savings accounts	$15,037	$18,238	$20,609
NOW and other transaction accounts	10,515	15,868	18,238
	25,552	34,106	38,847
Time deposits
Deposits of $100,000 and over	24,876	43,212	75,154
Deposits under $100,000	5,602	7,090	13,565
	30,478	50,302	88,719
	$56,030	$84,408	$127,566

12. Other Borrowings:

Following is a summary of short-term borrowings:

	December 31, 2003
	Federal Funds Purchased and Other Borrowings	Securities Sold Under Agreements to Repurchase	Commercial Paper Issued
	(Dollars in thousands)

Amount outstanding at year end	$350,000	$1,808,238	$ 254,904
Average indebtedness outstanding during the year	$318,938	$1,544,410	$ 150,534
Maximum amount outstanding during the year	$565,000	$1,959,214	$ 275,000
Average interest rate for the year	1.21%	3.72%	1.24%
Average interest rate at year-end	1.13%	3.19%	1.14%

[F-51]

	As Restated December 31, 2002
	Federal Funds Purchased and Other Borrowings	Securities Sold Under Agreements to Repurchase	Commercial Paper Issued
	(Dollars in thousands)

Amount outstanding at year-end	$245,960	$1,250,039	$39,991
Average indebtedness outstanding during the year	$331,940	$904,012	$265,355
Maximum amount outstanding during the year	$817,000	$1,250,039	$724,009
Average interest rate for the year	1.87%	4.98%	1.90%
Average interest rate at year-end	1.63%	4.44%	1.51%

Federal funds purchased and other borrowings, securities sold under agreements to repurchase and commercial paper issuedmature as follows:

	2003	As Restated 2002
	(In thousands)

Federal funds purchased and other borrowings:
ithin thirty days	$35,000	$45,960
After thirty to ninety days	45,000	–
Over ninety days	270,000	200,000
Total	$350,000	$245,960

Securities sold under agreements to repurchase:
Within thirty days	$823,122	$175,033
Over ninety days	985,116	1,075,006
Total	$1,808,238	$1,250,039

Commercial paper issued:
Within thirty days	$254,904	$39,991

As of December 31, 2003, the weighted-average maturity of Federal funds purchased and other borrowings over ninetydays was 12.54 months.

As of December 31, 2003, securities sold under agreements to repurchase (classified by counterparty) were as follows:

	Balance of Borrowings	Fair Value of Underlying Securities	Weighted- Average Maturity in Months
	(Dollars in thousands)

Citigroup Global Markets Inc.	$635,035	$671,779	9.67
Credit Suisse First Boston LLC	300,000	325,823	27.63
Federal Home Loan Bank New York	100,000	135,820	51.55
JP Morgan Chase Securities, Inc.	125,000	143,505	21.96
Lehman Brothers RS	380,016	416,488	51.42
UBS Securities LLC	194,520	201,595	1.20
Wachovia Securities LLC	73,667	73,459	0.59
	$1,808,238	$1,968,469

[F-52]

The following investment securities were sold under agreements to repurchase:

	December 31, 2003
Underlying Securities	Carrying Value of Underlying Securities	Balance of Borrowings	Fair Value of Underlying Securities	Weighted-Average Interest Rate

Obligations of U.S. Government agencies and corporations	$830,650	$764,674	$874,111	4.51%
Mortgage-backed securities	1,084,161	1,033,454	1,084,161	4.53%
Other	10,175	10,110	10,197	1.33%
Total	$1,924,986	$1,808,238	$1,968,469	4.51%

	As Restated December 31, 2002
Underlying Securities	Carrying Value of Underlying Securities	Balance of Borrowings	Fair Value of Underlying Securities	Weighted- Average Interest Rate

Obligations of U.S. Government agencies and corporations	$1,307,390	$1,211,340	$1,373,830	3.91%
Mortgage-backed securities	38,633	38,699	39,173	3.81%
Total	$1,346,023	$1,250,039	$1,413,003	3.89%

13. Subordinated Capital Notes and Term Notes:

Subordinated Capital Notes

Subordinated capital notes at December 31, consisted of the following:

	2003	As Restated 2002
	(In thousands)

Subordinated capital notes issued by an affiliate
Maturing March 3, 2003, with 2.44% fixed-interest rate	$–	$5,425
Maturing March 3, 2003, with 6.18% fixed-interest rate	–	2,000
Maturing March 22, 2005, with 2.44% fixed-interest rate	–	26,500
Maturing December 30, 2010, with interest at 2.12%	12,000	–
Floating-rate notes with interest at 1% over 1 month LIBOR-2.17% at December 31, 2003
Due on demand	425	–
Maturing on December 30, 2010	3,500	–
	$15,925	$33,925

[F-53]

Term Notes

Term notes payable outstanding at December 31, consisted of the following:

	2003	As Restated 2002
	(In thousands)

Term notes 1994 Series maturing August 8, 2004 at 6.82%	$50,000	$50,000
Term notes 1995 Series maturing July 1, 2003:
Fixed rate of 6.89%	–	65,000
Floating rate notes at 100% of 3-month LIBID (1.255% at December 31, 2002)	–	35,000
	–	100,000
Term notes 1998 Series with floating rate at 85% of 3-month LIBID:
Maturing June 12, 2003 (1.067% at December 31, 2002)	–	40,000
Maturing October 8, 2003 (1.067% at December 31, 2002)	–	21,600
	–	61,600

Term note with fixed interest of 1.36% maturing on June 24, 2004	62,000	–

Loans underlying Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority ("AFICA") – sponsored bonds:
Series A-with 6.20% fixed interest maturing June 1, 2018	21,589	31,885
Series B-with 6.50% fixed interest maturing December 1, 2019	8,822	15,777
Series C-with 6.80% fixed interest maturing December 1, 2020	–	26,000
Series D-with 6.15% fixed interest maturing December 1, 2021	25,000	25,000
	55,411	98,662
	167,411	310,262
Unamortized discount	(1,445)	(2,798)
	$165,966	$307,464

The term notes issued contain certain general restrictions related to financial ratios, among others.

In the event that interest on the term notes held by a corporation qualifying under Section 936 of the U.S. Internal Revenue Code (936 Corporation) becomes subject to federal income tax solely by reason of the Corporations failure to cause the interest on the subordinated capital notes and term notes to constitute income from Puerto Rico sources (other than by reason of an event beyond the control of the Corporation, including an adverse tax law change, as defined, or any act or failure to act on the part of such holder of the subordinated capital notes and term notes), then the Corporation will make indemnity payments to such 936 Corporation in the amount necessary for such corporations to receive the stated rate of interest on the subordinated capital notes and term notes, net of federal income tax liability.

Maturities of term notes for the next five years and thereafter follow:

Year	Amount
(In thousands)
2004	$ 112,000
2005	–
2006	–
2007	–
2008	–
Thereafter	55,411
167,411
Unamortized discount	(1,445)
$ 165,966

[F-54]

14. Reserve Fund:

The Banking Law of Puerto Rico requires that a reserve fund be created and that annual transfers of at least 10% of the Banks annual net income be made, until such fund equals 100% of total paid-in capital, on common and preferred stock. Such transfers restrict the retained earnings, which would otherwise be available for dividends.

15. Preferred Stock and Common Stock Transactions:

Preferred Stock

The Corporation has 10,000,000 shares of authorized Series A Preferred Stock with a par value of $25, of which 2,610,008 were issued and outstanding at December 31, 2002. On December 26, 2003, the Corporation redeemed the 2,610,008 Series A Preferred Stock at a redemption price of $26.00 per share. The holders of the Series A Preferred Stock were entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock. In the earnings per common share computation the dividends and redemption premium paid on preferred stock are deducted from net income. The Corporation paid dividends on preferred stock at the rate of 7% annually, through the date of redemption.

Common Stock

During 2003, 2002 and 2001, the Corporation declared and paid quarterly cash dividends of $0.11 per common share.

The Corporation adopted and implemented Stock Repurchase Programs in May 2000, December 2000 and June 2001. Under these programs, the Corporation acquired 3% of its then outstanding common shares. During November 2002, the Corporation started a fourth Stock Repurchase Program under which it plans to acquire 3% of its outstanding common shares. As of December 31, 2003, 4,011,260 common shares amounting to approximately $67,552,000 had been repurchased under the plans and are recorded as treasury stock and recorded at cost in the accompanying consolidated balance sheets.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

On June 17, 2002, the Board of Directors of the Corporation authorized a 10% stock dividend on common stock to shareholders of record as of July 9, 2002, amounting to 3,925,344 common shares. The common stock dividend was distributed on July 31, 2002. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the accompanying consolidated financial statements have been restated to reflect these stock dividends, as follows:

	2003	As Restated 2002	As Restated 2001
	(Dollars and number of shares in thousands, except earnings per common share data)

Net income	$39,445	$25,752	$52,758
Dividends to preferred stockholders	7,114	4,568	4,568
Net income available to common shareholders	$32,331	$21,184	$48,190

Average number of common shares outstanding prior to common stock dividend	38,496	39,145	40,027
Common stock dividend	3,925	3,925	3,925
Adjusted average number of common shares	42,421	43,070	43,952
Basic and diluted earnings per common share	$0.76	$0.49	$1.10

16. Income Tax:

The Corporation is subject to regular or the alternative minimum tax, whichever is higher. The effective tax rate is lower than the statutory rate primarily because interest income on certain United States and Puerto Rico debt securities is exempt from Puerto Rico income taxes.

The Corporation is also subject to federal income tax on its United States (U.S.) source income. However, the Corporation had no taxable U.S. income for each of the three years in the period ended December 31, 2003. The Corporation is not subject to federal income tax on U.S. Treasury securities that qualify as portfolio interest, nor to the branch profit tax and the branch level tax.

The components of the provision for income tax for the years ended December 31 are as follows:

[F-55]

	2003	As Restated 2002	As Restated 2001
	(In thousands)

Current tax provision	$1,424	$1,500	$14,741
Deferred tax provision (benefit)	(1,709)	1,789	(8,317)
Provision (benefit) for income tax	$(285)	$3,289	$6,424

The difference between the income tax provision and the amount computed using the statutory rate is due to the following:

	2003		As Restated 2002		As Restated 2001
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)

Income tax at statutory rate	$15,273	39%	$11,326	39%	$26,297	39%
Benefits of net tax-exempt interest income	(10,058)	(26)%	(8,219)	(28)%	(14,149)	(21)%
Release of income tax contingencies	(6,000)	(15)%	–	0%	–	0%
Other	500	1%	182	0%	(5,724)	(8)%
Provision (benefit) for income tax	$(285)	(1)%	$3,289	11%	$6,424	10%

The release of income tax contingencies in 2003 reflects the settlement of an examination by the taxing authorities and the expiration of certain tax contingencies.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporations deferred tax assets and liabilities at December 31, were as follows:

	2003	As Restated 2002
	(In thousands)

Deferred Tax Assets-
Unrealized loss on securities available for sale	$4,677	$–
Unrealized loss on derivatives	3,101	4,243
Net operating loss carryforward available	–	1,049
Allowance for loan losses	5,465	561
Additional minimum pension liability	9,124	5,465
Other temporary differences	513	1,327
	22,880	12,645

Deferred Tax Liabilities-
Unrealized gain on securities available for sale	–	1,552
Amortization of goodwill	882	441
Difference in accounting treatment of certain loan origination activities	2,271	2,021
	3,153	4,014
Net deferred tax asset	$19,727	$8,631

Under the Puerto Rico Income Tax Law, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

[56]

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

The Corporation leases certain operating facilities under non-cancelable operating leases, including leases with related parties, and has other agreements expiring at various dates through 2021. Expenses charged to operations related to leases and other agreements were approximately $25,412,000, $24,810,000 and $23,779,000, for 2003, 2002 and 2001, respectively. At December 31, 2003, the minimum unexpired commitments follow:

Year	Amount
(In thousands)
2004	$14,725
2005	11,227
2006	8,201
2007	6,270
2008	5,667
Thereafter	10,749
$56,839

18. Pension Plans:

The Corporation maintains a qualified noncontributory defined benefit pension plan (the Plan), which covers substantially all eligible employees of the Corporation and its subsidiaries. The plan was organized in 1978 under the laws of the Commonwealth of Puerto Rico and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Corporations policy is to contribute to the plan normal costs, which are charged to operations. However, in no event may contributions exceed the maximum or minimum limits prescribed by ERISA and the Puerto Rico Income Tax Act.

During 2001, the Bank combined Santander Mortgage Corporations Employees Pension Plan with that of the Bank. This disclosure reflects combined information as of the beginning of the year 2001.

In connection with the acquisition of Banco Santander Central Hispano Puerto Rico ("BCHPR") in 1996, the Bank became the administrator of the acquired financial institutions noncontributory defined benefit pension plan (the "BCH Plan"). It is managements intention to keep this pension plan in a frozen status. Active participants of BCHPRs pension plan who became employees of the Bank were included in the Banks pension plan effective January 1, 1997. Beneficiaries of BCHPRs plan are receiving benefits from this plan. This plan is also subject to the provisions of ERISA.

The Corporations Plan uses a December 31 measurement date while the BCH Plan uses a November 30 measurement date.

The following presents the funded status of the Corporations defined benefit pension plan at December 31, 2003 and 2002, based on the actuarial assumptions described below.

[F-57]

	2003	2002
	(In thousands)

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$29,191	$23,540
Service cost benefits earned during the year	1,795	1,313
Interest cost on projected benefit obligation	1,971	1,762
Actuarial loss (gain)	(2,276)	3,280
Benefit distributions	(1,011)	(704)
Projected benefit obligation at end of year	29,670	29,191

Change in plan assets:
Fair value of plan assets at beginning of year	26,720	31,866
Actual return on plan assets	(1,309)	(5,642)
Employer contributions	–	1,200
Benefit distributions	(1,011)	(704)
Fair value of plan assets at end of year	24,400	26,720

Funded status	(5,271)	(2,472)
Unrecognized net actuarial gain	9,329	8,997
Unrecognized prior service cost	(1,284)	(1,351)
Unrecognized transition amount	(24)	(26)
Prepaid pension benefit	$2,750	$5,148

Amounts recognized on the balance sheet consist of:
Prepaid pension benefit	$–	$5,148
Accrued benefit liability, net of prepaid benefit cost	(1,477)	–
Accumulated other comprehensive income	4,227	–
Net amount recognized	$2,750	$5,148

	2003	2002

Increase in minimum liability included in other comprehensive income	$4,227	$–
Projected benefit obligation	29,670	29,191
Accumulated benefit obligation	25,877	25,135
Fair value of plan assets	24,400	26,720

For each of the three years in the period ended December 31, 2003, the pension costs for the Corporation included the following components:

	2003	2002	2001
	(in thousands)
Service cost-benefits earned during the year	$1,795	$1,313	$1,194
Interest cost on projected benefit obligation	1,971	1,762	1,559
Expected return on assets	(1,822)	(2,093)	(2,402)
Net amortization	454	218	(7)
Net periodic pension cost	$2,398	$1,200	$344

[F-58]

Assumptions used to determine benefit obligation for the Corporations defined benefit plan as of December 31, included:

	2003	2002	2001
Discount rate	6.25%	6.75%	7.50%
Rate of compensation increase	3.50%	5.00%	5.00%

Assumptions used to determine net periodic pension cost for the Corporations defined benefit plan as of December 31 included:

	2003	2002	2001
Discount rate	6.75%	6.50%	7.50%
Rate of compensation increase	3.50%	5.00%	5.00%
Expected return on plan assets	8.50%	8.50%	8.50%

In developing the expected long-term rate of return assumption, the Corporation evaluated input from the Plans actuaries, financial analysts and the Corporations long-term inflation assumptions and interest rate scenarios. Projected returns by such consultants are based on broad equity and bond indices. The Corporation also considered historical returns on its plan assets. Based on this analysis the Corporation anticipates that the Plans investment managers will continue to generate long-term returns of at least 8.50%.

The Plans asset allocations at December 31, by asset category are as follows:

	2003	2002

Asset Category:	46%	38%
Equity securities	41%	45%
Debt securities	13%	17%
Other	100%	100%
Total

The Corporations expected contribution to the Plan for 2004 is not yet available.

[F-59]

The following presents the funded status of BCHPRs defined benefit pension plan at November 30, 2003 and 2002, based on the actuarial assumptions described below:

	2003	2002
	(In thousands)
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$29,553	$28,314
Interest cost on projected benefit obligation	1,963	1,929
Actuarial (loss) gain	3,096	(19)
Benefits distribution	(1,724)	(671)
Projected benefit obligation at end of year	32,888	29,553

Change in plan assets:
Fair value of plan assets at beginning of year	20,906	28,987
Actual return on plan assets	(911)	(8,612)
Employer contributions	2,546	1,202
Benefit distributions	(1,724)	(671)
Fair value of plan assets at end of year	20,817	20,906

Funded status	(12,071)	(8,647)
Contributions after measurement date and/or before end of year	410	–
Unrecognized actuarial loss	19,167	14,074
Net amount recognized	$7,506	$5,427

Amounts recognized on the balance sheet consist of:
Accrued benefit liability, net of prepaid benefit cost	$(11,661)	$(8,647)
Accumulated other comprehensive income	19,167	14,074
Net amount recognized	$7,506	$5,427

	2003	2002

Increase in minimum liability included in other comprehensive income	$5,093	$14,074

Projected benefit obligation	32,888	29,553
Accumulated benefit obligation	32,888	29,553
Fair value of plan assets	20,817	20,906

For each of the three years in the period ended November 30, 2003, the pension costs for BCHPRs plan included the following components. Effective November 30, 1996, the benefits in this plan were frozen.

	2003	2002	2001
	(In thousands)
Interest cost on projected benefit obligation	$1,963	$1,929	$1,975
Expected return on assets	(1,778)	(2,146)	(2,270)
Net amortization	692	401	29
Net periodic pension cost (income)	$877	$184	$(266)

Assumptions used to determine benefit obligations and net periodic pension cost for BCHPRs defined benefit plan as of November 30, included:

	2003	2002	2001
Discount rate	6.25%	6.75%	7.50%
Rate of compensation increase	–	–	–
Expected return on plan assets	8.50%	8.50%	8.50%

[F-60]

In developing the expected long-term rate of return assumption, the Corporation evaluated input from the BCH Plans actuaries, financial analysts and the Corporations long-term inflation assumptions and interest rate scenarios. Projected returns by such consultants are based on broad equity and bond indices. The Corporation also considered historical returns on its plan assets. Based on this analysis the Corporation anticipates that the BCH Plans investment managers will continue to generate long-term returns of at least 8.50%.

The Corporations asset allocations for the BCH Plan at November 30, by asset category, are as follows:

	2003	2002

Asset Category:
Equity securities	34%	29%
Debt securities	57%	61%
Other	9%	10%
Total	100%	100%

The Corporations expected contribution to the BCH Plan for 2004 is not yet available.

The Corporations investment policy with respect to the Plan and the BCH Plan is to optimize, without undue risk, the total return on investment of the Plan assets after inflation, within a framework of prudent and reasonable portfolio risk. The investment portfolio will be diversified in multiple asset classes to reduce portfolio risk, and assets may be shifted between asset classes to reduce volatility when warranted by projections of the economic and/or financial market environment, consistent with ERISA diversification principles. The Corporations target asset allocations for both plans is 60% equity and 40% fixed/variable income. As circumstances and market conditions change, these allocations may be amended to reflect the most appropriate distribution, given the new environment consistent with the investment objectives.

Equity securities include common stock of the Corporation as detailed below:

	2003	2002

Banco Santander Puerto Rico Employees Retirement Plan	6%	3%
Banco Central Hispano Puerto Rico Employees Pension Plan	9%	5%

19. Related Party Transactions:

The Corporation engages in transactions with affiliated companies in the ordinary course of its business. At December 31, 2003, 2002 and 2001, the Corporation had the following transactions with related parties:

	2003	As Restated 2002	As Restated 2001
	(In thousands)

Deposits from related parties	$124,401	$751,194	$952,033
Interest-bearing deposits with affiliates	870	1,418	735
Loans to directors, officers, and related parties (on substantially the same terms and credit risks as loans to third parties)	7,362	6,459	3,605
Rent income	97	114	93
Technical assistance income for services rendered	2,600	2,950	4,054
Technical assistance expense for services received	8,470	585	–
Derivative financial instruments purchased from affiliates	15,587	15,021	14,073
Derivative financial instruments sold to affiliates	10,850	12,350	12,350

The Corporation sold its software developed for internal use to an affiliate at book value, for approximately $42 million. The affiliate charged the Corporation approximately $1,538,000 for the use of such software in 2003, which amount is included above under the caption of technical assistance expense for services received. During 2003, the Corporation sold loans to an affiliate at book value amounting to approximately $12,397,000.

[F-61]

20. Derivative Financial Instruments:

As of December 31, 2003, the Corporation had the following derivative financial instruments outstanding:

	Notional Value	Fair Value	Gain (Loss) for the year ended December 31, 2003	Other Comprehensive Income (Loss)* for the year ended December 31, 2003
	(In thousands)
CASH FLOW HEDGES
Interest rate swaps	$100,000	$(7,924)	$ –	$ 1,739
FAIR VALUE HEDGES
Interest rate swaps	380,789	(8,140)	(206)	–
OTHER DERIVATIVES
Options	11,870	279	83	–
Embedded options on stock-indexed deposits	(11,296)	(279)	(98)	–
Forward foreign currency exchange contracts	6,824	2	–	–
Interest rate caps	29,495	(330)	75	–
Customer interest rate caps	(29,495)	330	37	–
Customer Interest rate swaps	(122,012)	554	1,767	–
Interest rate swaps	138,012	83	(1,381)	–
			$ 277	$ 1,739
*Net of tax

As of December 31, 2002, the Corporation had the following derivative financial instruments outstanding:

	As Restated
	Notional Value	Fair Value	Gain (Loss) for the year ended December 31, 2003	Other Comprehensive Income (Loss)* for the year ended December 31, 2003
	(In thousands)
CASH FLOW HEDGES
Interest rate swaps	$ 100,000	$ (10,775)	$ (1,347)	$ (2,012)
FAIR VALUE HEDGES
Interest rate swaps	332,687	953	(356)	–
OTHER DERIVATIVES
Options	11,650	172	(814)	–
Embedded options on stock-indexed deposits	(11,096)	170	1,978	–
Forward foreign currency exchange contracts	5,841	2	–	1
Interest rate caps	18,856	(248)	(304)	–
Customer interest rate caps	(18,856)	248	464	–
Customer Interest rate swaps	85,623	1,345	1,345	–
Interest rate swaps	85,623	(1,071)	(1,071)	–
			$ (105)	$ (2,011)
*Net of tax

The Corporations principal objective in holding interest rate swap agreements is the management of interest rate risk and changes in the fair value of assets and liabilities. The Corporations policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate characteristic of the hedged instrument. During July 2000, the Corporation swapped $100 million of term funds at a fixed spread over U.S. Treasury securities. These swaps were designated as cash flow hedges and mature through the year 2005. As of December 31, 2003, the total amount, net of tax, included in accumulated other comprehensive loss pertaining to the $100 million interest rate swap was an unrealized loss of $4.8 million of which the Corporation expects to reclassify into earnings $1.3 million, net of tax, during the next year. As of December 31, 2002, the total amount, net of tax, included in accumulated other comprehensive income pertaining to the $100 million interest rate swap was an unrealized loss of $6.6 million. In addition to the cash flow hedge of $100 million of interest rate swaps originated during July 2000, the Corporation swapped $40 million during 2002 and $835 million during 2001 to hedge the rollover of a series of fixed-rate short-term debt instruments and these swaps were designated as cash flow hedges. During 2002, $875 million of these cash flow hedges were cancelled due to the fact that the forecasted timing of rate increases did not occur within the time frame expected by management. A loss of $1,347,000 was recognized on the cancellation of these swaps.

As of December 31, 2003, the Corporation also had outstanding interest rate swap agreements, with a notional amount of approximately $380.8 million, maturing through the year 2024. The weighted-average rate paid and received on these contracts is 1.22% and 4.83%, respectively. As of December 31, 2003, the Corporation had retail fixed rate certificates of deposit amounting to approximately $374.7 million and a $3.5 million fixed rate loan swapped to create a floating rate source of funds. These swaps were designated as fair value hedges. For the year ended December 31, 2003, the Corporation recognized a loss of approximately $206,000 on fair value hedges due to hedge ineffectiveness, which is included in other gains and losses in the consolidated statements of income.

As of December 31, 2002, the Corporation had outstanding interest rate swap agreements, with a notional amount of approximately $332.7 million, maturing through the year 2022. The weighted-average rate paid and received on these contracts was 1.61% and 5.09%, respectively. As of December 31, 2002, the Corporation had retail fixed rate certificates of deposit amounting to approximately $327.5 million and a $3.9 million fixed rate loan swapped to create a floating rate source of funds. These swaps were designated as fair value hedges. For the year ended December 31, 2002, the Corporation recognized a loss of approximately $393,000 on fair value hedges due to hedge ineffectiveness, which is included in other gains and losses in the consolidated statements of income. Also, during 2002, $50 million of the Corporations fair value hedges were cancelled, resulting in a gain of $37,000.

The Corporation issues certificates of deposit and individual retirement accounts with returns linked to Standard and Poors 500 Index, which constitutes an embedded derivative instrument that is bifurcated from the host deposit and recognized on the balance sheet. The Corporation enters into option agreements in order to manage the interest rate risk on these deposits; however, these options have not been designated for hedge accounting, therefore gains and losses on the market value of both the embedded derivative instruments and the option contracts are marked to market through earnings and recorded in other gains and losses on the consolidated statements of income. For the year ended December 31, 2003, a loss of approximately $98,000 was recorded on embedded options on stock-indexed deposits, and a gain of approximately $83,000 was recorded on the option contracts. For the year ended December 31, 2002, a gain of approximately $1,978,000 was recorded on embedded options on stock-indexed deposits and a loss of approximately $814,000 was recorded on the option contracts.

Forwards are contracts for the delayed purchase of specified securities at a specified price and time, and qualify for hedge accounting. The Corporation occasionally enters into foreign currency exchange forwards in order to satisfy the needs of its customers. As of December 31, 2003, the Corporation had foreign currency exchange forwards with a notional amount of $6,824,000. As of December 31, 2003, the total amount, included in other comprehensive income (loss) related to these currency exchange forwards, was an unrealized gain of $1,368, net of deferred taxes of $875. As of December 31, 2002, the Corporation had foreign currency exchange forwards with a notional amount of $5,841,000. For the year ended December 31, 2002, the Corporation recorded a gain of $2,042, net of the related tax liability of $796 in other comprehensive income (loss).

The Corporation enters into certain derivative transactions with customers. The Corporation entered into interest rate caps, collars and swaps with customers and simultaneously hedged the Corporations position with related and unrelated third parties under substantially the same terms and conditions. For the years ended December 31, 2003 and 2002, the Corporation recognized net gains of $498,000 and $434,000, respectively, on these transactions.

21. Financial Instruments with Off-Balance Sheet Risk:

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

[63]

amount recognized on the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in the different classes of financial instruments.

The Corporations exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written, is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The contract amount of financial instruments, whose amounts represent credit risk as of December 31, 2003 and 2002, was as follows:

	2003	As Restated 2002
	(In thousands)

Standby letters of credit and financial guarantees written	$273,519	$179,631

Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,034,489	$1,184,395

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customers credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on managements credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties and real estate. The Corporation holds collateral as guarantee for most of these financial instruments.

22. Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Corporations financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In the case of investment and mortgage-backed securities, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

Cash and Cash Equivalents and Interest-Bearing Deposits

The carrying amount of cash and cash equivalents and interest-bearing accounts is a reasonable estimate of fair value.

Trading Securities, Investment Securities Available for Sale and Investment Securities Held to Maturity

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

[F-64]

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

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings and NOW accounts, money market and checking accounts is equal to the amount payable on demand as of December 31, 2003 and 2002, respectively. The fair value of fixed maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Other Borrowings

The carrying amount of federal funds purchased and other borrowings is a reasonable estimate of fair value.

Securities Sold under Agreement to Repurchase

The carrying amount of securities sold under agreement to repurchase is a reasonable estimate of fair value.

Commercial Paper Issued

The fair value of commercial paper issued is based on discounted cash flows using an estimated discount rate based on the Corporations incremental borrowing rates currently offered for similar debt instruments.

Subordinated Capital Notes and Term Notes

The fair value of variable rate subordinated capital notes and fluctuating annual rate term notes is equal to the balance as of December 31, 2003 and 2002, since such notes are tied to floating rates. The fair value of the fixed annual rate term notes is based on discounted cash flows, which consider an estimated discount rate currently offered for certain borrowings.

Accrued Interest Payable

The carrying amount of accrued interest payable is a reasonable estimate of fair value.

Standby Letters of Credit and Commitments to Extend Credit

The fair value of commitments to extend credit, financial guarantees and letters of credit is based on judgment regarding future expected loss experience, current economic conditions and the counterparties credit standings.

Interest Rate Swap Agreements and Caps

The fair value of commitments is estimated using the prices currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements.

Following are the cost and fair value of financial instruments as of December 31:

[F-65]

	2003		As Restated 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Consolidated balance sheet financial instruments:
Cash, cash equivalents and all interest-bearing deposits	$403,233	$403,233	$638,344	$638,344
Trading securities	$42,547	$42,547	$22,724	$22,724
Investment securities available for sale	$1,664,311	$1,664,311	$1,271,690	$1,271,690

Investment securities held to maturity	$833,127	$885,876	$1,096,358	$1,167,113
Loans held for sale	$297,201	$297,201	$197,613	$197,613
Loans	$3,846,994	$3,936,999	$3,597,314	$3,813,601
Accrued interest receivable	$36,398	$36,398	$41,181	$41,181
Deposits:
Non-interest bearing	$700,413	$700,413	$627,631	$627,631
Interest-bearing	3,441,815	3,448,116	3,891,338	3,906,576
Total	$4,142,228	$4,148,529	$4,518,969	$4,534,207
Federal funds purchased and other borrowings	$350,000	$350,000	$245,960	$245,960
Securities sold under agreements to repurchase	$1,808,238	$1,808,238	$1,250,039	$1,250,039
Commercial paper issued	$254,904	$255,090	$39,991	$40,052
Subordinated capital and term notes	$181,891	$191,114	$341,389	$371,080
Accrued interest payable	$18,728	$18,728	$25,085	$25,085

	2003		As Restated 2002
	Contract or Notional Amount	Fair Value	Contract or Notional Amount	Fair Value
Off-balance sheet financial instruments:
Standby letters of credit and financial guarantees written	$273,519	$(274)	$179,631	$(180)
Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,034,489	$(1,034)	$1,184,395	$(1,184)

[F-66]

23. Significant Group Concentrations of Credit Risk:

Most of the Corporations business activities are with customers located within Puerto Rico. The Corporation has a diversified loan portfolio with no significant concentration in any economic sector.

24. Regulatory Matters:

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporations consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporations and the Banks capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios, as indicated below, of Total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). In managements opinion, the Corporation and the Bank met all capital adequacy requirements to which they were subject as of December 31, 2003 and 2002.

As of December 31, 2003, the Corporation and the Bank qualified as well-capitalized institutions under the regulatory framework. To be categorized as well capitalized, the institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. At December 31, 2003, there are no conditions or events that management believes to have changed the Corporations and the Banks category since the regulators last notification.

At December 31, 2003 and 2002, the Corporations required and actual regulatory capital amounts and ratios follow:

	December 31, 2003
	Required		Actual		Well- Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$390,568	8%	$508,148	10.41%	≥10%
Tier I Capital (to Risk-Weighted Assets)	$195,284	4%	$431,504	8.84%	≥ 6%
Leverage Ratio	$214,460	3%	$431,504	6.04%	≥ 5%

	As Restated December 31, 2002
	Required		Actual		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$369,182	8%	$617,968	13.39%	≥10%
Tier I Capital (to Risk-Weighted Assets)	$184,591	4%	$560,280	12.14%	≥ 6%
Leverage Ratio	$189,470	3%	$560,280	8.87%	≥ 5%

At December 31, 2003 and 2002, the Banks required and actual regulatory capital amounts and ratios follow:

	December 31, 2003
	Required		Actual		Well- Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$385,315	8%	$524,697	10.89%	≥10%
Tier I Capital (to Risk-Weighted Assets)	$192,658	4%	$464,364	9.64%	≥ 6%
Leverage Ratio	$211,442	3%	$464,364	6.59%	≥ 5%
	December 31, 2002
	Required		Actual		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk-Weighted Assets)	$364,297	8%	$604,892	12.04%	≥10%
Tier I Capital (to Risk-Weighted Assets)	$142,149	4%	$547,971	13.29%	≥ 6%
Leverage Ratio	$188,166	3%	$547,971	8.74%	≥ 5%

[F-67]

25. Segment Information:

Types of Products and Services

The Corporation has four reportable segments: Commercial Banking, Mortgage Banking, Treasury and Investments and Broker/dealer. Insurance operations and International Banking are other lines of business in which the Corporation commenced its involvement during 2000 and 2001, respectively. However, no separate disclosures are being provided for these operations, since they did not meet the quantitative thresholds for disclosure of segment information.

Measurement of Segment Profit or Loss and Segment Assets

The Corporations reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. These are managed separately because of their unique technology, marketing and distribution requirements.

The following presents financial information of reportable segments as of and for the years ended December 31, 2003, 2002 and 2001. General corporate expenses and income taxes have not been added or deducted in the determination of operating segment profits. The "Other" column includes the items necessary to reconcile the identified segments to the reported consolidated amounts. Included in the "Other" column are expenses of the internal audit, investors relations, strategic planning, administrative services, mail, marketing, public relations, electronic data processing departments and comptrollers departments.

	December 31, 2003
	(In thousands)
	Commercial Banking	Mortgage Banking	Treasury and Investments	Broker/ dealer	Other	Eliminations	Consolidated Totals

Total external revenue	$202,848	$89,348	$97,270	$47,148	$58,425	$ (49,518)	$445,521
Intersegment revenue	4,239	–	6	–	4,248	(8,493)	–
Interest income	166,344	76,195	85,637	1,115	510	(4,220)	325,581
Interest expense	32,761	15,092	87,578	845	295	(4,220)	132,351
Depreciation and amortization	6,963	1,192	229	459	11,848	–	20,691
Segment income before income tax	26,359	63,506	4,078	15,158	(28,916)	(41,025)	39,160
Segment assets	2,999,929	1,515,063	2,801,909	87,958	806,897	(845,335)	7,366,421

	As Restated December 31, 2002
	(In thousands)
	Commercial Banking	Mortgage Banking	Treasury and Investments	Broker/ dealer	Other	Eliminations	Consolidated Totals

Total external revenue	$255,295	$82,529	$88,395	$34,236	$33,691	$(27,685)	$466,461
Intersegment revenue	3,370	–	19	–	1,906	(5,295)	–
Interest income	218,261	74,242	75,077	1,074	70	(3,371)	365,353
Interest expense	57,917	19,484	84,729	1,156	–	(3,371)	159,915
Depreciation and amortization	7,576	3,091	120	440	14,009	–	25,236
Segment income before income tax	32,690	52,884	(1,220)	7,560	(40,483)	(22,390)	29,041
Segment assets	3,008,511	1,080,852	2,929,603	66,314	761,728	(721,614)	7,125,394

[F-68]

	As Restated December 31, 2001
	(In thousands)
	Commercial Banking	Mortgage Banking	Treasury and Investments	Broker/ dealer	Other	Eliminations	Consolidated Totals

Total external revenue	$333,987	$86,637	$132,641	$29,411	$59,294	$(53,697)	$588,273
Intersegment revenue	3,652	–	–	–	1,045	(4,697)	–
Interest income	297,918	76,385	114,686	1,130	74	(3,681)	486,512
Interest expense	105,850	33,116	107,020	2,463	–	(3,681)	244,768
Depreciation and amortization	7,172	2,968	57	2,337	13,327	–	25,861
Segment income before income tax and cumulative effect of change in accounting principle	65,120	43,722	21,120	756	(14,259)	(49,031)	67,428
Segment assets	3,459,695	1,150,259	2,920,724	58,752	773,820	(645,684)	7,717,566

Reconciliation of Segment Information to Consolidated Amounts

Information for the Corporations reportable segments in relation to the consolidated totals follows:

	2003	As Restated 2002	As Restated 2001
	(In thousands)
Revenues:
Total revenues for reportable segments	$436,614	$460,455	$582,676
Other revenues	58,425	33,691	59,294
Elimination of intersegment revenues	(49,518)	(27,685)	(53,697)
Total consolidated revenues	$445,521	$466,461	$588,273

Total profit or loss of reportable segments:	$109,101	$91,914	$130,718
Other profit or loss	(28,916)	(40,483)	(14,259)
Elimination of intersegment profits	(41,025)	(22,390)	(49,031)
Consolidated income before tax	$39,160	$29,041	$67,428

Assets:
Total assets for reportable segments	$7,404,859	$ 7,085,280	$7,589,430
Assets not attributed to segments	806,897	761,728	773,820
Elimination of intercompany assets	(845,335)	(721,614)	(645,684)
Total consolidated assets	$7,366,421	$7,125,394	$7,717,566

[F-69]

26. Quarterly Results (Unaudited):

The following table reflects the unaudited quarterly results of the Corporation during the years ended December 31, 2003, 2002 and 2001.

	As Restated
	Interest Income	Net Interest Income	Net Interest Income after Provision for Loan Losses	Income (Loss) Before Provision for Income Tax	Net Income (Loss)	Earnings Per Common Share

March 31, 2003	$79,022	$43,627	$31,562	$5,790	$5,138	$0.09

June 30, 2003	$78,924	$45,891	$32,176	$9,275	$7,022	$0.14

September 30, 2003	$81,495	$48,956	$39,991	$14,057	$11,543	$0.25

December 31, 2003	$86,140	$54,756	$39,756	$10,038	$15,742	$0.28

March 31, 2002	$95,850	$54,667	$42,695	$19,707	$14,805	$0.31

June 30, 2002	$96,802	$56,019	$39,569	$10,234	$8,400	$0.17

September 30, 2002	$90,159	$50,525	$33,447	$4,372	$3,961	$0.07

December 31, 2002	$82,542	$44,227	$26,097	$(5,272)	$(1,414)	$(0.06)

March 31, 2001	$142,877	$60,989	$47,844	$23,129	$11,140	$0.23

June 30, 2001	$128,187	$61,871	$44,671	$17,160	$15,327	$0.32

September 30, 2001	$113,516	$60,441	$41,041	$21,134	$18,223	$0.39

December 31, 2001	$101,932	$58,443	$42,758	$6,005	$8,068	$0.16

Quarterly amounts have been restated on a historical basis to give retroactive effect to the acquisition of Santander Securities Corporation, as discussed in Note 1 to the consolidated financial statements.

[70]

27. Santander BanCorp (Parent Company Only) Financial Information

The following condensed financial information presents the financial position of the Holding Company only as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003.

Santander BanCorp

Balance Sheets–December 31, 2003 and 2002

(Dollars in thousands, except per share data)

	2003	As Restated 2002
ASSETS
CASH AND CASH EQUIVALENTS:
Cash and due from banks	$12,544	$7,436
Total cash and cash equivalents	12,544	7,436
LOANS	37,000	–
INVESTMENT IN SUBSIDIARIES	535,939	536,121
OTHER ASSETS	45	25
	$585,528	$543,582
LIABILITIES AND STOCKHOLDERS EQUITY
BORROWINGS	$25,000	$–
TERM NOTES	12,000	–
SUBORDINATED NOTES	62,000	–
OTHER LIABILITIES	5,696	4,876
	104,696	4,876
STOCKHOLDERS EQUITY:
Common stock, $2.50 par value; 200,000,000 shares authorized, 46,410,214 shares issued; 42,398,954 and 42,566,454 shares outstanding in December 2003 and 2002, respectively	116,026	116,026
Capital paid in excess of par value	459,766	459,766
Treasury stock at cost, 4,011,260 and 3,843,760 shares in 2003 and 2002, respectively	(67,552)	(65,268)
Retained earnings-
Undivided profits	(27,408)	28,182
Total stockholders equity	480,832	538,706
	$585,528	$543,582

[F-71]

Santander BanCorp

Statements of Income

Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands, except per share data)

	2003	As Restated 2002	As Restated 2001
	(In thousands)
INTEREST INCOME:
Loans	$404	$–	$–
Interest-bearing deposits	40	1	1
Total interest income	444	1	1

INTEREST EXPENSE:
Borrowings	295	–	–
Total interest expense	295	–	–
Net interest income	149	1	1

OTHER INCOME:
Equity in undistributed earnings of subsidiaries	27,116	22,415	48,715
Total other income	27,116	22,415	48,715

OTHER OPERATING EXPENSES:
Other operating expenses	1,661	1,231	525
Total other operating expenses	1,661	1,231	525

NET INCOME	$25,604	$21,185	$48,191

[F-72]

Santander BanCorp

Statements of Cash Flows

Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands)

	2003	As Restated 2002	As Restated 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$25,604	$21,185	$48,191
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed (earnings) losses of subsidiaries	(27,116)	(22,415)	(48,715)
Dividends received	27,191	28,465	14,020
(Increase) in other assets	(20)	–	(25)
Increase in other liabilities	820	147	27
Total adjustments	875	6,197	(34,693)
Net cash provided by operating activities	26,479	27,382	13,498

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in loans	(37,000)	–	–
Net cash used in investing activities	(37,000)	–	–

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in borrowings	99,000	–	–
Repurchase of common stock	(2,284)	(11,991)	(30,026)
Dividends paid	(19,087)	(17,652)	(17,529)
Cash paid on corporate reorganization	(62,000)	–	–
Net cash used in financing activities	15,629	(29,643)	(47,555)

NET CHANGE IN CASH AND CASH EQUIVALENTS	5,108	(2,261)	(34,057)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,436	9,697	43,754
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,544	$7,436	$9,697

[A-1]

Banco Santander Central Hispano, S. A.,

the principal shareholder (Santander Group)

Appendix A

[pA-2]

Santander Group in 2003

[photograph: 1st half of 2-page rendering of Santander Group City, new headquarters location in Spain. Photo Insert: unidentified officials seated on stairs in front of construction]

[pA-3]

Santander Group in 2003

[photograph: 2ng half of rendering of "headquarters city under construction. Photo insert: detail of construction

[Quote-out/caption on right margin]

Construction is far along on the super-modern "Santander Group City" in Boadilla, near Madrid in Spain that will house the Santander Group headquarters.

[pA-4]

Santander Group in 2003

The information contained in this Appendix was provided by Banco Santander Central Hispano, S.A. (Santander Group) and is based solely on information provided to Santander BanCorp. This Appendix is provided for reference only.

OUR ACTIVITY

The Santander Group generated record net income against a backdrop of a slight upturn in the global economy. Unaudited net attributable income for the Santander Group in 2003 reached E2,611 million, the highest level in its history, achieved in a macroeconomic environment that improved as the year advanced. That figure, representing a 16.2% increase over the previous year, was the highest ever recorded by a Spanish financial institution.

Global economic recovery began in 2003, led by an upsurge in activity in the United States and, to a lesser extent, in the European zone, which sustained only 0.5% growth, led by the 2.4% registered in Spain.

In this regard, Matías Rodríguez Inciarte, Santander Group Risk Manager emphasized, "We have concluded the year as the worlds 11th largest financial institution in terms of market capitalization, backed by a clearly defined business model based on four values: drive, balance sheet strength, innovation and leadership."

A Clear Strategy

The Santander Group aims to consolidate its position among the ten top banks in the world by market capitalization. To reach this goal, it can rely upon a business model that has demonstrated its competitiveness during almost 150 years in commercial banking. The Group enjoys a multi-local presence that combines a group-wide business model with local management, allowing a profound knowledge of the markets in which it operates.

According to Rodríguez Inciarte, the Group is characterized by making aggressive commercial drive compatible with strict risk control and constant striving for growth "to create a Group capable of continuously gaining market share while maintaining a solid balance sheet." He concludes, "I have never seen our Group better prepared for the future than it is at the present time."

To reach this point, we have chosen technology as the key element for boosting efficiency and productivity and providing the best in customer service. The information technology platforms Partenón in Europe and Altair in Latin America are disseminating the best in technology to all the Groups banks.

This way of doing business has been transmitted to all the Groups newly acquired banks. Solid foundations of profitability, efficiency and financial soundness sustain the business model shared by all our banks, one that aims to continuously create value for our shareholders, clients, employees and for society as a whole.

Superior Results

The superior 2003 results were due to the excellent performance of commercial banking, the growing contribution of consumer finance and the global areas, and the ability shown by our Latin American banks to manage difficult environments. Unaudited net operating revenues rose 2.8% compared to 2002, or 16.6% when the impact of the exchange rate is excluded. Net attributable income grew 16.2%.

There was also a significant improvement during 2003 in the primary unaudited ratios that measure the Groups performance. The net efficiency ratio (personnel and general expenses as a percentage of net operating revenue) was 49.34% compared to 52.28% in the previous year. Profitability, measured by ROE (return on equity) increased from 12.42% last year to 14.48% in 2003, and capital liquidity measured by the BIS ratio, remained high at more than 12%.

[pA-5]

[Quote-out on right margin]

In 2003 the Santander Group achieved the best net income figure in its history. Activity has increased in all areas of business and in all countries in which the Group operates.

[Quote-out on right margin]

The i06 Plan, which will increase the income growth rate and emphasize the five corporate projects focused on clients, management resources, risk management, technology and the Group concept, will allow us to continue to improve in the future.

Global areas such as wholesale banking as well as asset management and private banking also contributed to achieving the best net income in the Groups history.

Ambitious Goals

To position ourselves among the worlds ten largest banks by market capitalization, Santander Group launched the i06 Plan, designed to increase revenues in all Group units, with a goal of increasing the growth of net operating income over the next few years.

According to Francisco Gómez Roldan, Director of the Financial Division, the key to obtaining this objective is "achieving significant revenue growth, while maintaining the stable costs, balance sheet strength and asset quality that have always characterized the Santander Group." "In total," he adds, "the i06 Plan encompasses 70 projects in all areas and sets specific targets for each business in terms of market share, number of customers and financial results."

Together with the i06 Plan, the Santander Group intends to develop five corporate projects in 2004, all primarily aimed at maintaining the institution as one of the best. The five projects were derived from the answers received by the Chairman of the Board to the letter he sent employees asking for suggestions for making a better Santander.

These projects involve five major topics: improve attention and service to clients, increase employee motivation and commitment, convert technology to a competitive advantage, expedite the risk management process and make the Group concept more tangible.

[Table form:]

Five projects for a better Santander
Clients	Develop a model that will encourage links with clients, in a way that maintains and strengthens their satisfaction and loyalty.
Employees	Increase motivation and commitment through international mobility, career plans, training plans, etc.
Risk	Expedite procedures and increase coordination among the commercial and risk units.
Technology	Increase efficiency and improve service, making technology a source of competitive advantage
Group	Define common identifying elements to make the Group concept more tangible and increase the sense of belonging.

[pA-6]

Santander Group in 2003

CORPORATE SOCIAL RESPONSIBILITY

Grupo Santander is committed to the concept of social responsibility, with an investment of E71 million.

In 2003, Grupo Santander invested a total of E71 million, 16% more than in 2002, in policies and projects related to education, community and the environment. It has also enhanced its processes for the exchange of ideas with its stakeholders, consistent with the commitment it made upon launching its Corporate Social Responsibility Plan.

Corporate Social Responsibility is a pillar of the Santander Group strategy, a fundamental element in guaranteeing the long-term success of its business model. This concept materialized in 2002 with the Corporate Social Responsibility Strategic Plan that has as its main focal points the support of higher education and a combination of measures to deal with diverse topics considered from the standpoint of the "sustainability" concept.

A unique alliance with the world of higher education

Grupo Santander is aware that higher education is one of the principal engines of development for any society, and particularly necessary in a number of the Latin American countries in which the Group has a presence.

Because of this fact, and for many years, the Group has wagered decisively on collaboration with university centers of learning as the basis for creating a better society, one that is more just and, in short, more sustainable.

In the world of higher education, the Santander Universities program has developed two especially outstanding initiatives since 1999:

[bullet] Cooperation agreements signed with more than 340 Spanish and Latin American universities. This program encompasses 75% of Spanish universities, or 1,190,000 persons. In Latin America, the figure reaches 2,770,000 persons.

Within the framework of these agreements, a total of 6,713 scholarships for study or professional internships were endowed, more than doubling the number awarded in 2002.

[bullet]The Universia portal, the worlds largest virtual university network, reached more than eight million students, joining 750 Spanish and Latin American universities. Joining the project in 2003 were 99 additional universities.

Throughout 2003, the development of products and services offered by Universia to its users continued, with advanced Internet services, the development of specialized websites, scholarship promotion and training courses.

The Santander Group has allocated E51.3 million to these programs, 72% of its investment in social responsibility, versus the E43.5 million invested in 2002.

Among other activities developed in support of education, are the Miguel de Cervantes Virtual Library, a free-access website with more than 12,000 digitalized works in Spanish and other Hispanic languages, with 85 million visits since its creation.

The Nine Principles

During 2003, in addition to cooperating with academia, the Santander Group has continued to develop the nine principles included in its Corporate Social Responsibility Strategic Plan and incorporated into its day-to-day activities. The central element of the Plan is the United Nations Global Pact signed by the Group in 2002. Entities signing the Pact subscribe to nine

[pA-7]

[Quote-out on right margin]

The Santander Group Corporate Social Responsibility Plan has as its priority a commitment to higher education through the Santander Universities program.

[Quote-out on right margin]

In addition to cooperating with academia, the Santander Group has continued to implement its nine-principle Corporate Social Responsibility Strategic Plan, incorporating it into its day-to-day activity.

principles related to human rights, labor standards and the environment. In addition to signing the Global Pact, the Plan contains actions that cover a variety of aspects, keeping at the forefront the three key dimensions of corporate responsibility: economic-financial, social and environmental.

From these triple dimensions a series of commitments have been developed:

[bullet]To clients, offering them products more tailored to their needs, with better services and open channels of communication.

[bullet]To shareholders, offering them an adequate return on their investment, within a totally transparent framework.

[bullet]To employees, making sure they develop to the fullest their personal, professional and financial potential.

[bullet]To society as a whole, contributing to economic and social development in the various countries where the Group is present.

Among the notable accomplishments of 2003 in the application of the Plans nine principles were the launching of social marketing campaigns in Spain, Portugal and Mexico, the environmental certification obtained by the Groups local headquarters in Chile, and the approval of an environmental policy.

In 2003, the Santander Group published its first Corporate Social Responsibility Annual Report, which began the process of systematizing all sustainability-related criteria, activities and goals. This report reflects the Groups intention to give an annual accounting, placing its record of compliance with its commitment to society before the court of public opinion.

Exchange of Ideas

Since the publication of its first Corporate Social Responsibility Annual Report, Santander Group has made considerable progress in the exchange of ideas and interaction with its interest groups.

Similarly, Group Chairman Emilio Botín sent letters to shareholders and employees in order to establish an active exchange with members of these groups, leading to a better understanding of their concerns as well as the adoption of specific measures in response to their requests. Among the matters of most interest to shareholders were the progress of their shares, the Groups expansion, the dividend reinvestment plan and protection of the environment.

Many of their suggestions were directed at improving the information contained in their bank statements regarding accounts and products. The Bank has considered these observations and implemented most of them during 2003. There were 2,600 responses to the employees letters. Of these, women wrote 25%, a percentage far below their presence in the Group, which stands at approximately 40%. Some 6.5% came from managers, and only 10 of the letters were sent anonymously, and even these reflected, as in the rest of the letters, a generally positive, frank and constructive tone.

The Chairman presented the Board of Directors, in its session of December 22, 2003, a report with the conclusions and the action plans derived from the responses to the letters. These consist of five corporate projects on key subjects related to client relations, risk management, management resources, better use of technology, and reinforcing the Group concept.

Commitment to Society

The Group sponsors various events, usually related to social development, education, culture, or environmental issues in the communities where it is located.

One of the most outstanding is Santander Central Hispanos campaign with Doctors without Borders in Spain, which will allow the vaccination of a million children in various countries.

[pA-8]

[Quote-out on left margin]

The Group is applying the Plans nine principles to develop relationships with various interest groups, clients, shareholders, employees and suppliers as well as with society as a whole and the environment.

Equally innovative is the Banesto campaign, initiated at the end of the year, called Solidarity X 2, which matches contributions made by employees to deserving organizations.

In Latin America, Group activity in 2003 was focused on social development and support of the underprivileged. In this area, the Group has participated in both joint projects with employees and local initiatives.

A program for the eradication of homelessness, Un techo para Chile, is an outstanding joint program in which the Group has participated for a number of years. It has also participated in numerous local initiatives, some as important as the construction of cisterns in Brazil, which will make a great difference in health and hygiene conditions. In the cultural sphere, the Group sponsors the Banespa Museum and the Porto Alegre Cultural Center in Brazil as well as the El Greco a Chillida exhibition in Chile. In addition to cultural sponsorships, the Group cooperates with important programs such as Música en el Cielo in Brazil (providing over 20,000 musical instruments to underprivileged children) or Leer es Fundamental in Argentina, aimed at encouraging children to read.

In Spain, the Group has focused on cultural and artistic development, supporting entities such as the Liceo of Barcelona and Madrids Teatro Real; museums such as the Guggenheim in Bilbao or the Reina Sofía in Madrid.

The Group engages in special micro-lending programs in various countries. "Micro-loans are a novel and efficient way of understanding solidarity and development," according to Gabriel Jaramillo, President of Santander Banespa, which is especially active in this program in Brazil. The Santander Group also contributes this important experience in Spain, Chile and Puerto Rico, countries in which the micro-loans have become an interesting tool for social integration in certain sectors.

Another important area of the Social Responsibility Plan is commitment to the environment. In 2003, the Group led various initiatives, among which was raising funds to help mitigate the effects of environmental disasters, for example, in Galicia following the sinking of the oil tanker Prestige and in Portugal after the summer forest fires.

The Group plays an important role in the area of conservation, education and environmental awareness through its endowments from various foundations: Fundación Santander Central Hispano, Fundación Banesto, Fundación Banco de Venezuela Grupo Santander and Fundación Centro Internacional de Formación Financiera (CIFF).

Recognition and Indexes

The Santander Groups Corporate Social Responsibility policy has won recognition and rewards in the marketplace, exemplified by its inclusion in the worlds most important and prestigious indexes of social responsibility: the Dow Jones Sustainability Index (DJSI) and the FTSE4Good, both of which list companies with proven records in fulfilling sustainability, human rights and transparency criteria in their relations with specified interest groups.

Similarly, Santanders first Annual Report on Social Responsibility has been singled out as one of the three best publications in Spain, and it received the AECA Award (the Spanish-language acronym for Spanish Association of Accounting and Business Administration).

All information concerning the Groups social and environmental commitments and its relationship with shareholders, clients, employees and suppliers, is fully detailed in the Corporate Social Responsibility Annual Report for 2003.

[Back inside cover]

Investor Information

Investor Assistance

Investor inquiries and requests for assistance should be directed to the address listed below or call the Investor Relations Department at (787) 777-4553, Fax (787) 777-4462,_Email: investor.relations@bspr.com

Santander BanCorp_Attn. Investor Relations Department_PO Box 362589_San Juan 00936-2589

Transfer Agent Information

Contact our transfer agent, Mellon Investor Services LLC, at the address listed below for the following services:

•           to report lost certificates;

•           non-receipt of dividend checks; or

•           change in registration

Mellon Investor Services LLC.

85 Challenger Road

Ridgefield Park, NJ 07660

Internet site: www.mellon-investor.com

For telephone assistance, call:

Domestic Shareholders (800) 851-9677

Domestic Hearing Impaired         (800) 231-5469

Foreign Shareholders     (201) 329-8660

Foreign Hearing Impaired            (201) 329-8354

Announcements

Stockholders Meeting

The annual stockholders meeting of Santander BanCorp will be held on April 29, 2004, at 10:00 a.m. at Torre Santander, Seventh floor, 221 Ponce de León Avenue, Hato Rey, Puerto Rico.

Annual and Quarterly Reports and _Corporate Code of Conduct

To obtain a copy of the Corporations Annual Report, Form 10-K for the year ended December 31, 2003 (without exhibits), and Forms 10-Q, and Corporate Code of Conduct, stockholders are invited to contact our Investor Relations Department at investor.relations@bspr.com or via telephone at (787) 777-4462, Fax (787) 777-4553.

Or visit the Corporations website at www.santandernet.com

[

Back cover

www.gruposantander.com

www.santandernet.com