Form 10-K, Exhibit 13
period 2004-12-31
SANTANDER BANCORP
filed 2005-03-16
CIK 1099958

Index

Santander BanCorp

Selected Financial Data	2

Vision and Mission	4

Message from the President	4

Santander Group Puerto Rico	11

Corporate Social Responsibility	21

Board of Directors	26

Management, Subsidiaries and Affiliates	26

Selected Consolidated Financial Information	28

Management’s Discussion and Analysis of Results of Operations and Financial Condition	30

Managements’ Report on Internal Control over Financial Reporting as of December 31, 2004	70

Reports of Independent Registered Public Accounting Firm	71

Consolidated Financial Statements	74

Appendix A
Santander Group (Banco Santander Central Hispano, S.A., the Principal Shareholder of Santander BanCorp)	113

Santander BanCorp

SELECTED FINANCIAL DATA

The table on the following page presents selected consolidated financial data and other financial and operating information for Santander BanCorp (the Corporation) and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporation’s Consolidated Financial Statements and the section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition” appearing elsewhere in the Annual Report. The selected Balance Sheet and Statement of Income data for the year ended December 31, 2004 and 2003 have been derived from the Corporation’s consolidated audited financial statements. The consolidated Balance Sheet and Statement of Income data for the years ended December 31, 2002, 2001 and 2000 have been restated to give retroactive effect to the acquisition of Santander Securities Corporation by the Corporation on December 30, 2003, which has been accounted for in a manner similar to a pooling of interests as described in Note 1 to the accompanying consolidated financial statements, and accordingly, such restated data has been derived from combining the separate consolidated financial statements of the Corporation and Santander Securities Corporation, and adjusted for any related combining eliminations.

     Key Figures

	(In millions, except per share data and ratios)
	2004	2003	Var.
Net income	$84.4	$39.4	114.1%
Earnings per share	$1.81	$0.69	162.3%
Market capitalization	$1,407	$1,032	36.3%
Customer financial assets under management	$12,828	$10,670	20.2%
Loans, net	$5,584	$4,215	32.5%
Non-performing loans /Total loans	1.6%	2.3%	(0.7	) b.p.
Allowance for loan losses to NPL	79.05%	70.85%	8.2	b.p.

	Year Ended Decmber 31,
	2004	2003	2002	2001	2000
CONDENSED INCOME STATEMENTS

Net interest income	$219,168	$193,230	$205,438	$241,744	$245,314
Non-interest income	117,239	119,940	101,108	101,761	75,746
Operating expenses	217,533	224,265	213,875	210,647	195,128
Net income	84,459	39,445	25,752	52,758	75,860

PER COMMON SHARE DATA *(1)
Net income	$1.81	$0.69	$0.45	$1.09	$1.51
Book value	11.92	10.31	11.51	11.54	11.24
Cash dividend per share	0.49	0.44	0.44	0.44	0.44

PERIOD END BALANCES
Total assets	$8,341,780	$7,367,300	$7,126,444	$7,718,685	$7,698,288
Earning assets	8,093,581	7,088,292	6,825,093	7,446,623	7,407,651
Loans held for sale and loans, net of allowance for loans losses	5,514,355	4,145,074	3,795,977	4,390,077	4,438,087
Allowance for loan losses	69,177	69,693	56,906	51,738	50,597
Deposits	4,748,139	4,142,228	4,518,969	4,792,634	4,921,354
Borrowings	2,863,367	2,595,033	1,877,379	2,189,136	2,039,472
Preferred equity	—	—	65,250	65,250	65,250
Common equity	556,003	480,832	538,705	548,544	551,990

SELECTED RATIOS
Performance:
Efficiency ratio on a tax-equivalent basis (2)	63.54%	70.05%	69.53%	60.47%	55.72%
Return on average total assets	1.10%	0.59%	0.38%	0.76%	0.97%
Return on average common equity	16.90%	6.08%	3.79%	8.71%	13.59%

Capital:
Tier I capital to risk-adjusted assets	9.27%	8.84%	12.14%	10.66%	10.78%
Total capital to risk-adjusted assets	11.90%	10.41%	13.39%	11 .64%	11.83%
Leverage ratio	6.36%	6.04%	8.87%	8.79%	7.43%

Asset quality:
Non-performing loans to total loans	1.57%	2.33%	3.20%	2.14%	1.52%
Annualized net charge-offs to average loans	0.56%	0.93%	1 .41%	1.44%	0.91%
Allowance for loan losses to period-end loans	1.24%	1.65%	1.48%	1.16%	1.13%
Allowance for loan losses to non-performing loans	79.05%	70.85%	46.10%	54.34%	74.29%

OTHER DATA AT END OF PERIOD
Customer financial assets under management	$12,827,700	$10,669,700	$9,242,600	$9,159,700	$8,877,500
Total bank branches	65	66	66	65	75
ATMs	150	141	139	121	116

*	Per share data is based on the average number of shares outstanding during the periods.

(1)	Per common share data has been retroactively restated to reflect a 10% stock dividends declared on July 9, 2004, June 17,2002 and January 11, 2000.

(2)	Operating expenses divided by net interest income, on a tax-equivalent basis, plus other income, excluding securities gains and losses.

OUR VISION To be the leading financial group in Puerto Rico and other selected markets. OUR MISSION To be a client-focused financial group with integrated services, driven to maximize shareholder value by providing excellence in service to our clients, investing in the communities we serve and developing our people under the highest standards of business ethics.
José R. González President and Chief Executive Of?cer

MESSAGE FROM THE PRESIDENT

I am pleased to report to shareholders that Santander BanCorp (the Corporation) (NYSE: SAP; Latibex: XSBP) produced excellent financial results in 2004.

We delivered on our promise of a turnaround in profitability. For the year ended December 31, 2004, the Corporation posted net income of $84.5 million, an increase of 114% when compared with the previous year. Earnings per common share (EPS) totaled $1.81, up 162% compared to 2003. Return on equity (ROE) of 16.9% represented a significant improvement of 1082 basis points over 2003.

Significant advances were achieved across all the areas identified as crucial to our Strategic Plan 2006: our sales and distribution strategy, our credit and market risk profile, and our operating efficiency. In a year also characterized by a resurgence of the Corporation’s tradition of maintaining strong relationships with its customers, our management team’s commitment and focus propelled the Corporation’s new momentum. The efforts of a strong and dedicated team of employees, providing superior service to our valued clients, generated a high level of performance across all business segments, and successfully positioned the Corporation for long-term sustainable growth.

The Corporation’s financial results were mainly driven by growth in the loan portfolio and improved asset quality. Also, the repositioning of the investment portfolio significantly increased net interest income, thereby strengthening the positive effects of this portion of the asset portfolio. All of this combines to produce a stronger quality of earnings that benefits our shareholders.

On December 31, 2004, the Corporation’s stock price closed at $30.16 per common share, representing an increase of 36% from the prior year’s close after adjusting for a 10% stock dividend declared on July 9, 2004, and year-end market capitalization stood at $1.4 billion.

Consolidating the Turnaround

As we delivered on our promise of profitability in 2004, we also strengthened our balance sheet. At December 31, 2004: total assets reached $8.3 billion, an increase of 13.2% over the previous year; return on assets (ROA) was 1.10%, an improvement of 51 basis points; net loans,

MESSAGE FROM THE PRESIDENT

including loans held for sale, increased by 33.0%, while deposits grew by 14.6%. The Corporation’s customer financial assets under management – a measure of market penetration that includes bank deposits (excluding brokered deposits), broker-dealer customer accounts, mutual fund assets managed, and trust, institutional and private accounts under management – stood at more than $12.8 billion at December 31, 2004, a 20.2% increase over 2003.

Every aspect of the Corporation’s operations contributed important gains in 2004 and positioned us for continued growth.

These positive results were due to an active and engaged management team that designed and implemented a systematic sales management process with specific objectives. A major initiative involved database-mining and client segmentation to improve cross-selling opportunities within the existing base of more than 275,000 customers as well as product-bundling tailored to these new segments. Tightening of credit policies and major changes in the consumer collection process also contributed significantly to net profit and asset quality. Together, enhanced collections and credit-approval procedures in 2004 led to a decrease of $23.5 million in the Bank’s provision for loan losses for 2004, representing a 47% reduction versus 2003.

Across-the-Board Gains Achieved

Every aspect of the Corporation’s operations contributed important gains in 2004 and positioned us for continued growth. Santander BanCorp’s broad range of financial services, commercial banking, mortgage banking, wealth management and insurance product distribution generate ample cross-selling opportunities. At every level of our organization it is understood that new sales in every line of business build a stronger institution.

Banking Business

Banco Santander Puerto Rico (the Bank), the business responsible for commercial and retail banking services, operating through our island-wide, 65-branch network in Puerto Rico, contributed significantly to our improvement in profitability in 2004.

In 2004, net loans, including loans held for sale, increased by $1.37 billion, reaching a total of $5.5 billion. Mortgage loans comprised 46% of the gross loan portfolio as of December 31, 2004, versus 35% for the same period a year earlier. Mortgage loans originated and purchased continued to grow during 2004, resulting in an increase of $1.1 billion in this portfolio. Total deposits grew by almost $606 million, reaching $4.75 billion at year-end 2004, a 14.6% growth versus year-end 2003. The Bank’s credit card business gained more than 27,000 new customers, and the loan portfolio for this segment increased by 35% to $129 million at December 31, 2004. The growing customer base continued to impact cross-selling of other consumer products.

Asset quality significantly improved. In January 2004, the Bank discontinued the outsourcing of consumer collections and internalized the process. This action contributed to reduced delinquencies, improved recoveries and operating efficiencies. The ratio of non-performing loans to total loans was reduced, from 2.33% end 2003 to 1.57% at December 31, 2004, with recoveries as a percentage of

MESSAGE FROM THE PRESIDENT

write-offs improving from 22% to 33% at the respective dates. A 40% reduction in annualized net charge-offs as a percentage of average loans was also achieved. At December 31, 2004, the Bank maintained its allowance for losses at $69.2 million due to the improved trends in asset quality and credit risk as well as the decrease in charge-offs and the improvement in recoveries. Taking these factors into consideration, the provision for loan losses charged to current operations was reduced from $49.7 million in 2003 to $26.3 million in 2004, a 47% decline.

The Corporation’s Internet platform again earned recognition as one of the best in the market. Global Finance magazine named Banco Santander Puerto Rico the Best Consumer Internet Bank in Puerto Rico for the second consecutive year, based on website design, functionality, products offered, customer usage, and customer acceptance. The www.santandernet. com website permits online customers to see financial accounts and relationships among financial services providers, utilities, airlines (for frequent-flier miles), as well as transactions conducted with its affiliates, Santander Securities Corporation and Santander Mortgage Corporation.

Santander Mortgage Corporation, a wholly owned subsidiary of the Bank, has effectively positioned itself as the fourth-largest mortgage loan originator and servicer in Puerto Rico (based on information on mortgage loan production obtained from the Office of the Commissioner of Financial Institutions of Puerto Rico).

Broker Dealer Business

Santander Securities Corporation, the second-largest securities broker-dealer in Puerto Rico, (based on information on broker dealer assets under management obtained from the SEC and the Office of the Commissioner of Financial Institutions of Puerto Rico), which became a wholly owned subsidiary of Santander BanCorp on December 30, 2003 – now has $4.5 billion in customer assets. Santander Asset Management Corporation, a subsidiary of Santander Securities Corporation, launched three new funds in 2004, representing approximately $500 million in total gross assets. As of December 31, 2004, the Corporation managed approximately $4 billion in mutual fund and pension assets.

Insurance Business

The newest business in our organization, Santander Insurance Agency, now has a total of 111 licensed insurance agents serving all branch offices. It generated $6.8 million in gross commissions in 2004 – a 42% increase from the prior year.

Human Resources

Our Human Resources Department implemented new programs to provide employees with additional valuable services and advancement opportunities, including: expanding incentive and recognition programs for individuals and teams; introducing new comprehensive health, prescription drug and life insurance programs to improve benefits and reduce costs to employees; reactivating the management trainee program; assigning account executives to each Bank unit to enhance internal customer satisfaction, and offering nearly 17,000 hours of training through 136 programs.

The unity and cohesion of the senior management team provides the Corporation with a thorough understanding of the nature and requirements of successful banking in our market. This team has been further reinforced with the addition of Bartolomé Vélez Reboyras in Retail Banking and José Álvarez Giraldez in Operations and Information Technology, bringing to the Corporation extensive experience in their respective fields.

Strong Corporate Governance

Compliance with Section 404 of the Sarbanes-Oxley Act regulations has been successfully achieved, requiring the investment of substantial time, effort and resources. The Corporation maintains comprehensive, constant and transparent disclosure to shareholders, investors, financial analysts, the media, regulators, creditors and all stakeholders. Santander BanCorp encourages full, open and candid communication with the Audit Committee and maintains clear access to “whistle-blower” communication channels.

The Management Disclosure Committee was formed and includes highly experienced and

MESSAGE FROM THE PRESIDENT

knowledgeable individuals with diverse backgrounds in legal, finance, regulatory compliance, auditing, accounting and financial reporting. The Corporation adheres to strict compliance with laws and regulations and the listing requirements of the New York Stock Exchange.

I would like to personally acknowledge and thank the members of the Board of Directors for their valuable contributions of time, talent and vision. In 2004, the Board experienced no changes, retirements or additions, thus providing ongoing stability and cohesion.

In Puerto Rico, the Corporation’s social responsibility programs concentrate on projects that strongly promote education, the environment and the value of art.

Corporate Social Responsibility a High Priority

Santander BanCorp’s majority shareholder, Banco Santander Central Hispano, S.A. (Grupo Santander), carries a comprehensive social responsibility program focusing primarily on higher education. In Puerto Rico, the Corporation’s social responsibility programs concentrate on projects that strongly promote education, the environment and the value of art.

Since its inception in 2000, the Corporation’s Universities Program has offered grants and products to students at 10 universities in Puerto Rico. In 2004, more than 12,000 “smart cards” were issued through this program, providing the latest in technology, serving as a single mechanism for identification and building access and ATM usage on campus, among other services. The Corporation, together with Grupo Santander, awarded $128,550 and $196,030, respectively, in grants and fellowships and donations for facility expansions, laboratories and technology to universities in Puerto Rico.

The corporate commitment to education extends into every part of the business. In late 2004, Santander Securities Corporation acted as co-lead manager for the issuance of $36.6 million in tax-exempt AFICA bonds to ensure longterm funding for InterAmerican University of Puerto Rico for expansion of facilities and the construction of new buildings. The Bank will also finance a part of the infrastructure plan of the Sistema Universitario Ana G. Méndez (SUAGM). In 2004, the Bank closed a bridge loan for SUAGM, for the acquisition and improvements of new property, to be repaid by an AFICA bond issue.

Universia

Grupo Santander created the largest Internet-based university consortium in the world through the Universia portal initiative, involving 10 countries and more than 800 member universities to promote the use of the Internet. The Universia Classroom, a special classroom equipped with computers with Internet access and ancillary technology, is another extensive support service designed for both universities and the community at large. In 2004, Universia established eight wireless zones at five universities in Puerto Rico and brought the Universia Classroom total to four.

Socially Responsible Initiatives

Driven by this commitment to socially responsible projects, Santander BanCorp became a co-founder of ConectaRSE, the first corporate social responsibility center in Puerto Rico, which actively addresses research,

MESSAGE FROM THE PRESIDENT

education, volunteering and project alliances. Also, for more than a decade, the Corporation has earned an “Outstanding” from the FDIC for its Community Reinvestment Act (CRA) compliance. CRA initiatives include the “Vamos a Ti” (“We Bet on You”) micro-business loan program and “Contigo” (“With You”) financial literacy program, which provides financial planning tools and education for low-income community leaders in more than 120 Puerto Rico communities. The Bank is one of the most active and dynamic financial institutions on the island in administering this program.

Continuing a tradition begun in 2002, the Corporation was the main sponsor for the International Coastal Clean-up Day, involving more than 200 employee volunteers. The Bank also took the lead for a second year in the book recycling project “Pasa la Antorcha del Saber” (“Pass on the Torch of Knowledge”) held this year in conjunction with InterAmerican University of Puerto Rico, collecting and redistributing roughly 36,000 books.

A Special Note to Our Shareholders

Santander BanCorp’s strong commitment to the community depends on the success and growth of our business. We needed to work with speed, diligence and a clear mission to execute our turnaround, based upon our strategic plan established two years ago. Our year-end results support our belief in the success of the plan, and it is anticipated that the marketplace will continue to reciprocate with increased business, improved profitability across all business lines, greater value in the stock market, and enhanced returns to shareholders. On behalf of the senior management team and our employees, please accept our appreciation for your support.

Our confidence remains high, our momentum keeps building, and the market has begun to acknowledge our progress. The Banker magazine, based in London, one of the industry’s most respected publications, named Banco Santander Puerto Rico “Bank of the Year in Puerto Rico” for 2004, based on growth and performance in terms of tier-one capital, assets, return on equity, effective use of technology, and positioning for the future.

Thank you for standing by us we continue to deliver on our commitment to complete the turnaround. Today, Santander BanCorp is ready to build on its tradition of outstanding customer relationships and sustained profitable growth for shareholders.

Sincerely,

José R. González
President and Chief Executive Officer

Santander BanCorp
10 Annual Report 2004

Banco
Santander

Cataño Branch

Banco Santander Puerto Rico is a full-service banking institution serving more than 275,000 customers.

SANTANDER GROUP PUERTO RICO

OVERVIEW

Santander BanCorp (the Corporation) is a publicly traded financial holding company, 88.7% of which is owned by Grupo Santander, based in Madrid, Spain.

The Corporation operates four main businesses, each of which has its own operating entity: commercial banking through Banco Santander Puerto Rico (the Bank), securities and asset management through Santander Securities Corporation and its subsidiary Santander Asset Management Corporation, mortgage banking through Santander Mortgage Corporation, and insurance product distribution through Santander Insurance Agency.

The Corporation achieved significant gains across its multiple businesses in 2004, based on a revenue stream weighted heavily toward generating increased loan volume and fee income – a customer-driven approach conducive to sustained earnings growth and profitability. Strong growth in the loan portfolio and robust improvement in asset quality, leading to a lower provision for loan losses, served as key drivers in the Corporation’s ability to more than double its earnings for 2004 compared to 2003.

The Corporation’s customer-focused approach provides the foundation for its ongoing strategic plan. As our 1,600 employees apply their energies, talent and enthusiasm toward accomplishing this plan, the Corporation is positioned to attain its goal of serving the total financial needs of customers, achieving greater growth and improved efficiency, and creating value for clients and shareholders.

Banco Santander Puerto Rico

Banco Santander Puerto Rico is a full-service banking institution serving more than 275,000 customers. It operates the second-largest branch network in Puerto Rico, with a total of 65 branches, including a new one opened in Cataño in 2004. Banco Santander Puerto Rico serves as the primary source of earnings for the Corporation overall, generating approximately 91% of total earnings in 2004. Leveraging the inherent scope and reach of this distribution channel helped to obtain solid growth in the consumer banking business in 2004. As a result of strong commercial activity and a focus on regaining market share, the net loan portfolio, including loans held for sale, reflected an increase of 33.0% or $1.4 billion, reaching $5.5 billion at December 31, 2004, compared to the figures reported as of December 31, 2003. Total deposits reached $4.7 billion as of December 31, 2004, a 14.6% increase from the 2003 year-end total.

Customer focus remained central to the Bank’s success in 2004.

Santander BanCorp
12 Annual Report 2004

Benjamín Carrero Martínez
Vaquería Hacienda Buenos Aires

Santander BanCorp 12 ANNUAL EPORT 2004 Retail Banking serves all individual clients and small- to medium-sized businesses. Benjamin Carrero Martinez Vaqueria Hacienda Buenos Aires

Employees across the strategically located branch network executed against a common objective – to be the leading integrated, customer-centric financial institution in Puerto Rico. For nearly three decades Banco Santander Puerto Rico has demonstrated this commitment, building and affirming its reputation as a full-service bank that works hard for its customers.

Banco Santander Puerto Rico operates three principal service units: commercial banking through its retail and wholesale banking units; mortgage banking through its subsidiary, Santander Mortgage Corporation; and treasury and investments.

Retail Banking

Retail Banking serves all individual clients and small- to medium-sized businesses generating annual sales of less than $5 million.

The consumer sector experienced a turnaround through initiatives that simultaneously increased the loan portfolio and improved delinquency and performance ratios. Loans to individuals increased by $50.1 million, or 12%, to $454.3 million as of December 31, 2004, over the prior year’s total. Delinquencies of more than 30 days in the consumer portfolio were reduced by $10.3 million, or 35%; and delinquencies in the 90-day and over category by $2.7 million, or 29%. The improvements in delinquency, charge-off and recovery ratios resulted from the insourcing of the consumer collections process and improving the tools used to handle it, leading to a 43% increase in recoveries from consumer loans.

The small business portfolio also benefited from enhanced credit-monitoring processes, including rigorous tracking of delinquent accounts. This and the simultaneous tightening of credit-approval procedures led to an improvement in asset quality. Enhanced collections and credit-approval procedures in 2004 led to a reduction in the Bank’s provision for loan losses of $23.5 million, or 47% over the prior year.

Ongoing efforts in 2004 to improve training for all branch personnel covering products marketed across business lines to the customer base improved cross-selling opportunities. In addition, innovative and extensive data mining has assisted the branch network in identifying potential customer segments leading to additional growth opportunities. In 2004, more than 30,000 customers were identified and pre-qualified for mortgage refinancing. For retail customers classified as professionals, that is, accountants, doctors, lawyers, entrepreneurs, and others, data mining and analysis led to further segmentation, providing marketing opportunities for an extensive array of tailored, pre-approved products. Offering and cross-selling various products to customers proactively and early in their relationships with the Bank increased overall sales.

The branch network continues to act as the engine for generating incremental sales across the Corporation. The branches contributed mortgage sales totaling $208 million in 2004, an increase of 20.2% over 2003. The branches also referred customers to Santander Securities, which generated $2 million in related fee income for the year.

Our penetration of the small- and medium-size business segment continues to grow. The U.S. Small Business Administration, recognizing the Bank in 2004 as one of the Puerto Rico’s largest small business lenders, re-certified it as a Preferred Lender. This important certification allows the Bank to continue to provide expedited loan approval for an entire segment of small- and medium-size businesses. Currently, the Bank serves approximately 21,000 of these clients. The small- and medium-size business loan portfolio reached $1,513 million in 2004, an increase of 6.0% over 2003.

Wholesale Banking

Institutional, corporate and commercial banking under the Wholesale Banking business unit witnessed growth in 2004, due to a disciplined approach implemented among its teams that was specifically designed to gain new customers through referrals and working alliances. The Corporate loan portfolio, including construction loans, increased by $99.5 million, or 13.6%, to $832 million as of December 31, 2004, over the prior year’s total. The double-digit growth in loans was further complemented by an improvement in asset quality, as non-performing loans were reduced to approximately 1% of total assets.

Santander BanCorp
14 Annual Report 2004

Víctor Contreras and
son Rey Contreras
Carolina Recycling Corp.

NO
FUMAR

Santander BanCorp 14 ANNUAL EPORT 2004 Victor Contreras and son Rey Contreras Carolina Recycling Corp. The wholesale banking assigns a relationship customer, whether in centralized location

SANTANDER GROUP PUERTO RICO

The Wholesale Banking unit includes institutional clients in the public and private sectors, non-profit organizations and specialized industries such as universities, health and financial institutions, corporate banking and middle-market clients with annual sales of more than $5 million. This unit also oversees construction loans, and works together with the mortgage business line to provide customers with complete real estate financing options, from project construction through final purchase and delivery of properties to new owners.

Wholesale Banking continues to make important contributions to the generation of fee-based income by providing customers with total solutions and a mix of lending, money management, insurance and investment products, along with a complete listing of corporate and personalized banking services to build wealth. The unit taps into all the Corporation’s resources as required to achieve the customer’s financial objectives, structuring financial products and services in a highly customized manner. Clients have access to the complete spectrum of commercial banking products and services, including cash management, bank card products, letters of credit, and services related to foreign trade.

The Wholesale Banking business model assigns a relationship manager to each customer whether in a branch or other centralized location. By reassigning employees and adding new talent as needed, the right people are in the right place, serving wholesale customers well. The branch network also has become a more productive source of origination for this business segment, attributed to ongoing employee training to instill the required knowledge of products and services, along with the application of clear metrics, objectives and communications.

Through the many initiatives implemented throughout the Wholesale Banking unit, the number of clients increased in 2004, with new loans disbursed during the year totaling $492 million. Commissions generated through cash management and foreign trade-related activity rose 6.8% for the year.

Customer satisfaction ratings for Wholesale Banking, as measured by “El Día Directo,” an independent organization, stood at 95%, characterizing the business relationship as “very good.” The progress made in achieving a total customer focus will continue in 2005 as the primary engine of continued growth.

Santander Mortgage Corporation

Santander Mortgage Corporation (Santander Mortgage) has effectively positioned itself as the fourth-largest mortgage loan originator and service provider in Puerto Rico, based on mortgage production information obtained from the Office of the Commissioner of Financial Institutions of Puerto Rico. Mortgage loans originated and purchased continued to grow during 2004, resulting in an increase $1.1 billion in this portfolio.

Mortgage loans comprised 46% of the gross loan portfolio of the Corporation as of December 31, 2004, versus 35% for the same period a year earlier. Over the past two years the mortgage unit has streamlined its internal workflow, training employees based on a clear client-driven orientation. Through a proactive approach and effective preparation involving efficiency improvements in the loan approval process, the mortgage unit today completes more closings in less time.

Santander Mortgage operates on the principle that the mortgage application, processing and closing experience must be pleasant, fast and easy for the customer. Advertising that supports the mortgage business reinforces this ideal, characterizing Santander Mortgage as “Tu Mejor Opción Siempre” (Your Best Option Always), in terms of price, products and service. Growth in the mortgage business derives in part from customer referrals based on these improvements. However, they are aggressively complemented by six main channels of direct production that feed into Santander Mortgage for full customer reach and impact: the branch network, Santander Mortgage’s direct sales force, the new housing market, realtors, telephone and Internet banking, and independent mortgage banks.

Maintaining low overhead costs and leveraging technology to speed the pre-approval and processing of loans contributes greatly to the ability of the business to maintain competitive

Brisas del Campanero II, Toa Baja Flamboyan Greens, Palmas del Mar, Humacao walk-up units, Villas del Mar, Loíza
Santander Mortgage Corporation is the fourth-largest mortgage loan originator and service provider in Puerto Rico.
16 Santander BanCorp ANNUAL REPORT 2004

SANTANDER GROUP PUERTO RICO

prices and achieve such strong results. The mortgage unit has been effective in the use of technology to control costs, generate rapid response to loan applications, and maintain an efficient loan evaluation and approval process in reaching the “ready to close” stage. Simultaneously, staffing has been increased to handle anticipated growth in demand. All these factors combined contributed to the success of the mortgage banking unit in generating new loans and refinancings.

Approximately 62% of Santander Mortgage loan closings during the year 2004 involved home purchases, not refinancings. This fact validates a solid business strategy in which growth is less reliant upon interest rate fluctuations. It is also parallel to local market realities. Puerto Rico has a high rate of home ownership, and most families aspire to purchase rather than to rent.

During 2004, $240 million in mortgages originated by Santander Mortgage were either securitized or sold. Santander Mortgage has had negligible loan losses in its mortgage portfolio in the past five years.

Treasury and Investments

The Treasury and Investments group is divided into three main functions: asset and liability management, corporate and institutional treasury products, and proprietary trading.

The asset and liability management area focuses on matters relating to on-balance sheet and off-balance sheet issues such as liquidity, capital structure, investment portfolio, debt issuance, derivative use, and core deposit behavior, among others. The treasury products area provides value-added products to clients in two main categories: the sale of derivative products to handle client hedging needs, and the sale of structured investment products distributed through the branch network and Santander Securities. The third division in the group, proprietary trading, takes directional and relative value positions in the U.S. fixed-income market. The Corporation’s market risk group, using best practice “value at risk” methodologies, closely monitors the positions and risks taken by the proprietary trading desk.

Highlights in 2004 include the following successful financings: $30 million in S&P-linked notes, $75 million in subordinated notes issued through the Puerto Rico Conservation Trust conduit, and $32 million in structured notes sold through the branch network.

Asset Quality

Asset quality and credit risk both experienced significant improvements in 2004. The Corporation internalized its consumer collections process in January 2004, improving recoveries and efficiency. In addition, the Corporation implemented more stringent credit criteria, resulting in a more robust credit process. The ratio of non-performing loans to total loans decreased from 2.33% as of December 31, 2003, to 1.57% for 2004 – a 76- basis point improvement– with recoveries as a percentage of charge-offs improving from 22% to 33%. Also, the Corporation achieved an approximately 40% reduction in annualized net charge-offs as a percentage of average loans.

The Corporation maintained its allowance for loan losses at $69.2 million as of December 31, 2004. The provision for loan losses charged to current operations was reduced from $49.7 million for the year 2003 to $26.3 million for the year 2004, a 47% drop. This reduction was based upon consideration of the improving trends in asset quality and credit risk, along with a decrease in charge-offs and an improvement in recoveries.

Wealth Management

At Santander Securities Corporation (Santander Securities) and its subsidiary, Santander Asset Management Corporation (Santander Asset Management), the customer-centric approach to doing business means tailoring a variety of investment, financial planning and trust services to customers, helping to maintain and strengthen their financial health and well-being.

Santander Securities Corporation

The decision taken during the fourth quarter of 2003 to bring Santander Securities into Santander BanCorp as a wholly owned subsidiary proved beneficial, as the business achieved important gains and contributed to the overall success of the Corporation in 2004.

Santander Securities is the second-largest securities broker-

Santander BanCorp
18 Annual Report 2004

Santander Securities

Santander Securities is the second largest securities broker-dealer in Puerto Rico.
18
Santander BanCorp ANNUAL REPORT 2004

SANTANDER GROUP PUERTO RICO

dealer operation in Puerto Rico, based on information covering broker-dealer assets under management obtained from the SEC and the Office of the Commissioner of Financial Institutions of Puerto Rico. Assets under management in retail brokerage increased from $3.7 billion at December 31, 2003, to $4.5 billion at December 31, 2004, an increase of 22%. The continued support and trust of these clients allowed Santander Securities to remain at the forefront of Puerto Rico’s financial sector once again in 2004.

During the year, Santander Securities maintained a leading role in the underwriting of municipal bonds, corporate notes, common stock and preferred stock for local issuers, including Puerto Rico corporations, the Commonwealth of Puerto Rico and its agencies and instrumentalities, despite a challenging global economic environment.

Santander Securities participated in the underwriting of over $6.1 billion in new securities, and lead-managed a $146.9 million bond issue for the Puerto Rico Public Finance Corporation, which was the largest municipal bond issue placed in the Puerto Rico capital market during 2004. Through a consulting agreement with Lehman Brothers, Santander Securities also lead-managed a $1.2 billion bond issue for the Puerto Rico Public Finance Corporation in the U.S. tax-exempt municipal bond market.

More than $1.1 billion in new investment products were placed with local investors during the year, including the distribution of more than $400 million in common stock of fixed income investment companies and related products.

Santander Asset Management Corporation

Gross assets in investment companies managed by Santander Asset Management increased from $1.8 billion at December 31, 2003, to $2.6 billion at December 31, 2004, an increase of 42%. Santander Securities and Santander Asset Management combined to generate 51% of the Corporation’s total fee income.

Three new funds were launched in 2004, representing approximately $580 million of the $780 million increase in total gross assets under management and generating approximately $290 million in new equity in the First Puerto Rico Family of Funds. These funds invest primarily in fixed-income securities, including Puerto Rico and U.S. Government securities, mortgage- and asset-backed securities, and municipal obligations. Santander Asset Management also continued to actively service its institutional accounts, which consist primarily of educational endowment funds affiliated with institutions of higher education.

Santander Insurance Agency

Santander Insurance Agency, Inc. (Santander Insurance) established in 2000, distributes a full slate of products, including life, disability, unemployment, property, casualty, flood, title, auto and surety bonds, as a corporate agent and general agent.

For the year 2004, Santander Insurance Agency posted gross commissions of $6.8 million, up 42% from 2003. Premiums totaled $17.4 million, up 26.6% from 2003. The business employed 21 professionals in sales, underwriting, accounting and compliance, distributing traditional insurance products. In 2004, the Agency achieved the goal of placing 111 licensed insurance agents to serve all branch offices, and is today the largest financial institution with a direct sales force in Puerto Rico. All branch-based Santander Insurance agents provide quotes onsite, allowing customers to go to any branch and obtain a term life policy instantly. This customer-focused capability continues to provide the insurance unit with important growth opportunities. Through its agents and servicers, Santander Insurance also acts as general agent for back-office functions, generating significant commission income.

Information Technology

In 2003, Banco Santander Puerto Rico was awarded the “Best Consumer Internet Bank in Puerto Rico” distinction by Global Finance magazine. Building on that honor, the Bank continued expanding its Internet-based presence in 2004 by adding upgrades for the benefit of multiple business lines and their customers, increasing overall customer usage of web-based services by 37%, and

Santander BanCorp
20 Annual Report 2004

University of Puerto Rico, Cayey

Universidad Central del Caribe

InterAmerican University

University of Puerto Rico, Río Piedras

CONSERVATORIO

Conservatory of Music

Carlos Albizu University

Universidad Central de Bayamón

University of Puerto Rico, Mayagüez

Pontifical Catholic University

AU
AMERICAN
UNIVERSITY

American University

Ana G. Méndez University System

Caribbean University

Santander BanCorp 24 ANNUAL EPORT 2004 Santander BanCorp is committed to the communities it serves.

SANTANDER GROUP PUERTO RICO

earning the same award a second year running.

New functionalities were made available online in 2004 at www. santandernet.com, enabling customers to manage and browse through all their accounts at Banco Santander Puerto Rico, Santander Securities and Santander Mortgage as well as accounts at other financial institutions, public utilities, and airlines – specifically, frequent flyer miles accrued with American, Delta and Continental. Email alerts of events affecting customer accounts, including withdrawals, deposits and balance inquiries, were added, along with a new module to offer pre-approved products to customers.

Businesses within the Corporation have leveraged the Bank’s Internet capabilities to provide new services. Information Technology improvements also supported growth in business units, such as Retail Banking, which developed targeted pre-packaged product offerings to the demographic groups identified in the customer base.

Human Capital

The employees of Santander BanCorp, proving once again to be the organization’s most important assets, enabled the Corporation to achieve the significant improvements across its business units in 2004. In recognition of their value, the Corporation continued during the year to emphasize incentive programs focusing on rewarding individual efforts and teamwork.

Training initiatives at all levels received special attention, as the Corporation acknowledged the value of a well-informed and well-prepared employee team to a healthy, growing organization. Overall, 136 training programs were given throughout the year, offering nearly 17,000 total hours of training across all areas of operations, including a reactivated management trainee program. In addition, a total of 16 students from U.S. and Puerto Rico universities participated in a summer trainee program conducted by the Corporation.

The Corporation believes in taking an active role in providing the tools to help staff members maintain good health for themselves and their families. In 2004, new prescription drug and life insurance plans were introduced, offering improved benefits and lower costs. A comprehensive health program encouraged employees and their families to participate in sporting events such as the internationally recognized Teodoro Moscoso Marathon and a “heart walk,” benefiting the American Heart Association. Two health fairs were offered to employees, one in San Juan and the other in Mayagüez, as were a number of orientation sessions on planning for a healthy retirement.

Through ongoing guidance and improved benefits programs, the Corporation continued to invest in its employee base. The goal remains to continue to build a Santander BanCorp workforce that is healthy, informed, motivated and customer-focused agents of innovation and positive change.

Corporate Social Responsibility

Grupo Santander actively promotes corporate social responsibility throughout the more than 40 countries in which it operates. Driven by this longstanding and deep-seated element of the corporate culture, Santander BanCorp actively pursues socially responsible projects throughout Puerto Rico, focusing mainly on extending horizons in higher education. It also supports other programs, many of which emphasize the Corporation’s commitment to protecting the environment and promoting the value of the arts, and all of which encourage volunteerism among its employees.

Santander Universities

Education remains a top priority of the Corporation’s social responsibility efforts. Santander Universities, a program actively sponsored by the Santander Group, maintains working agreements with ten of Puerto Rico’s 15 universities, two of which were added in 2004. The program reaches 92% of the total university population in Puerto Rico. In the last four years the Santander Universities program has invested close to $800,000 in initiatives that support the university community, including more than $280,000 in scholarships benefiting more than 200 students. In addition, more than $225,000 have gone to promote academic offerings and research through chairs and special allocations. In 2004, Santander Universities

Santander BanCorp 22 ANNUAL EPORT 2004 Universia’s internet together more than with more than 8.6 in 10 countries.

3

SANTANDER GROUP PUERTO RICO

invested over $297,000 to improve laboratories, infrastructure and university activities.

Working to customize features and benefits, Santander Universities has issued a new “smart card” for students to use as identification, as a debit card, and for a variety of other functions. More than 12,000 smart cards have been issued in 2004 through this program, providing the latest in technology and serving as a single mechanism for identification, building access, and ATM usage on campus, among other services.

In 2004 Santander Universities had 11 ATM-equipped point-of-sale locations, offering packages to the university community that include computer loans for students, credit cards, savings accounts, e-banking and Banco en Casa. To university personnel, the Bank offers Master Card Gold credit cards, mortgage loans, checking and savings accounts, and lines of credit. A team of senior managers from the Corporation is assigned to directly address the financial services needs of 87% of the collective customer base among university personnel, including professors, administrative officers and assistants.

All business units participate in the Corporation’s education commitment. In late 2004, Santander Securities acted as co-lead manager for the issuance of $36.6 million in tax-exempt AFICA bonds to ensure long-term funding for the InterAmerican University of Puerto Rico. This will provide financing for expansion and construction of facilities serving the university’s 44,000 students. In 2004, Banco Santander Puerto Rico closed a bridge loan for the acquisition and improvement of new property as part of the infrastructure plan of the Sistema Universitario Ana G. Méndez. The loan is to be repaid by an AFICA bond issue.

Universia

Universia, the world’s major Internet-based network dedicated to narrowing the digital gap between generations in the university community, has brought together more than 800 universities with more than 8.6 million students in 10 countries.

Through Universia Puerto Rico, Grupo Santander has invested more than $4 million, published 12,000 articles of educational content for the university community and provided more than 30,000 free e-mail accounts at three of the island’s universities.

Since the launching of Universia in Puerto Rico in 2001, more than 64,000 university students have registered. The portal’s activity is over 1.2 million pages monthly and thousands of students and faculty members use the site as a source of information.

In addition, Universia Puerto Rico has made an investment of more than $60,000 to build wireless connection zones and $90,000 in Universia Classrooms. During 2004, Universia collaborated in the establishment of eight new wireless zones at five island universities. Universia Classrooms, consisting of specially equipped classrooms with computers and Internet access, provides another extensive support service designed for the university community, as well as the community at large. Puerto Rico now has Universia Classrooms at Inter-American University of Puerto Rico - Fajardo, the University of Puerto Rico — Río Piedras, and the Jayuya Academic Center of Sistema Universitario Ana G. Méndez.

In support of e-learning, Universia produced a Web-based directory of contacts and resources among member universities, which has generated interest at the rate of 1,000 sign-ups for classes every day.

A new collaborative project involving Universia, the Puerto Rico Industrial Development Corporation and member universities will generate a database of research and development to help universities provide services to high-tech companies in a mutually beneficial environment designed to stimulate economic expansion. Through this and other programs, Universia remains a model of collaboration between the private industry and the university community.

Enhancing the Quality of Life in our Communities

Santander BanCorp is committed to the communities it serves, emphasizing support through ongoing programs that benefit people and promote and

Santander BanCorp
24 Annual Report 2004

Santander BanCorp is committed to the communities it serves.

Puerto Rico
llama
y Santander
responde

Mantengamos viva la llama del saber.

Santander BanCorp 14 ANNUAL EPORT 2004 Victor Contreras and son Rey Contreras Carolina Recycling Corp. The wholesale banking assigns a relationship customer, whether in centralized location

SANTANDER GROUP PUERTO RICO

exemplify social responsibility. Our longstanding record of service to the community is based upon core beliefs that are woven into the fabric of our business operations. The Corporation’s community involvement continued its outstanding path during 2004.

The Corporation became a co-founder and member of ConectaRSE, the first corporate social responsibility center in Puerto Rico. Based at Sacred Heart University, ConectaRSE pursues four main areas of interest – research, education, volunteering and alliances.

Community Reinvestment Act initiatives include the “Vamos a Ti” (“We Bet On You”) micro-business loan program, offering loans and small business education courses to local entrepreneurs. In 2004, the “Vamos a Ti” program concentrated its efforts in the community of Jayuya, an underdeveloped town located in the center of the island experiencing high levels of unemployment. Five loans worth a total of $95,000 were approved in 2004 through this program. To address this unique project, Santander BanCorp worked in tandem with the U.S. Rural Development Office, the Jayuya Municipality and Metropolitan University to help the people of Jayuya through financial services offerings, education and job creation efforts.

The Corporation’s CRA achievements also include the “Contigo” (“With You”) financial literacy program for low-income community leaders, reaching more than 120 communities throughout Puerto Rico. The Bank is one of the most active and dynamic financial institutions on the island in administering this program, which emphasizes financial planning tools, education and opportunities.

The Corporation also sponsors and participates in many initiatives designed to benefit the community outside traditional financial services programs. As often as possible our programs incorporate elements that reflect our interest in promoting education, in the belief that learning takes place at all levels and in many ways.

The “Pasa la Antorcha del Saber” (Passing the Torch of Knowledge) book recycling campaign is one such high-impact community project, now in its second year. Sponsored by Banco Santander Puerto Rico, and this year organized in conjunction with InterAmerican University, the program utilized the Bank’s 65 branches as sites to collect 36,000 used books to be classified and redistributed to libraries, schools and retirement homes.

Santander BanCorp has sponsored the International Coastal Cleanup Day since 2002. This year, more than 200 employee volunteers joined others within the community to collect 17 tons of trash along 35 beaches in Puerto Rico.

The Muscular Dystrophy Association benefited again in 2004 from $30,000 in funds raised through the Bank’s branch network. More than 600 Santander employees make regular paycheck donations to United Way. These gifts, combined with a donation at the corporate level, brought over $50,000 to support scores of community-based programs and services providing assistance to individuals and families.

The Corporation’s growing commitment to the arts manifests itself in programs and initiatives in the plastic arts. In the annual “Taller de Arte Para Nuestros Niños” art workshop, children of the Corporation’s employees create art using a different technique each year. The event, provided free to employees and their families, has become a very popular vehicle to celebrate and appreciate the value of art.

Reaching beyond our own family, and in a continuing commitment to art, Santander BanCorp funded a spacious gallery, Galaría Santander, when the Puerto Rico Art Museum was constructed in San Juan. In 2004, the Corporation sponsored all three of the gallery’s exhibitions, including that of Henry Klumb, in tribute to this former resident architect of the University of Puerto Rico. The exhibition was the first one the museum presented on the Internet, this through the auspices of Universia.pr.

Santander BanCorp
Board of Directors

Gonzalo de las Heras	Víctor Arbulú Crousillat*
Chairman	María Calero
Stephen Ferriss*
José R. González	Carlos M. García
Vice Chairman	Vicente Gregorio*
Roberto Valentín*
Jesús Zabalza

Enrique R. Ubarri-Baragaño, Esq. Secretary

* Member of the Audit Committee

Management

José R. González
President & Chief Executive Officer

Commercial, Wealth
Management, Treasury and
Insurance Business Units
Carlos M. García
Senior Executive Vice President &
Chief Operating Officer

Retail Banking
Bartolomé Vélez
Executive Vice President

Branch Network
Magalie Enríquez
Senior Vice President
Western Region

Hilda Gutiérrez
Senior Vice President
San Juan Region I

Carlos Jiménez
Senior Vice President
Eastern Region

María S. Rivera
Senior Vice President
Northern Region

Humberto Rodríguez
Senior Vice President
San Juan Region II

José Muñoz
Senior Vice President
Acting Director
Southern Region

Other Retail Banking Areas
Lucio Arreola
Senior Vice President
Consumer Banking and
Credit Cards

Pedro la Torre
Vice President
Consumer Loans

Alejandro Nadal
Vice President
Group Banking

Omar Contreras
Senior Vice President
Middle Market

Manuel Maúrtua
Senior Vice President
Preferred Banking

Luis Mena
Senior Vice President
Agricultural Loans

José Muñoz
Senior Vice President
Small Business

Wholesale Banking
Roberto E. Córdova
Executive Vice President

Lillian Arroyo
Senior Vice President
Universities Program

Irma Cartagena
Senior Vice President
Small Corporates

Lilian Díaz
Senior Vice President
Corporate Banking

Angel Feliú
Senior Vice President
Business Development

Angel Franco
Senior Vice President
Institutional Banking

Ariel Lebrón
Senior Vice President
Construction Lending

Mortgage Banking
Santander Mortgage
Corporation
Sinesio Díaz Burley
President

Bernice Salazar
Senior Vice President
Compliance

Víctor Carreras
Senior Vice President
Servicing & Operations

Leslie Torres
Senior Vice President
Sales and Business
Development

Wealth Management
Santander Securities
Corporation
Carlos M. García
President &
Chief Executive Officer

Carlos Capacete
Managing Director and
Chief Operating Officer
Luis Roig Hostas
Chief Financial Officer

SANTANDER GROUP PUERTO RICO

Santander Asset Management
Jesús F. Méndez
President &
Chief Executive Officer

Trust Services
Jesús F. Méndez
First Senior Vice President

Insurance
Santander Insurance Agency
Jorge García García
President

Treasury & Investments
Juan P. Pérez Hanley
Senior Vice President &
Treasurer

Fernando Bruno
Vice President
Trading and Operations

International Banking
Santander International
Bank of Puerto Rico, Inc.
Simón Ergas
First Senior Vice President

Other Support Areas
Ralph Conklin
Vice President
Products and Services

Guillermo Bonini
Vice President
Internet Banking

Nelson Miranda
Vice President
Transactional Blanking

Ricardo González
Assistant Vice President
International Services

Risk Management
Juan Dávila
Executive Vice President &
Chief Lending Officer

José Santoni
First Senior Vice President
Commercial Credit

Manuel Lasso
Senior Vice President
Market Risk

Beatriz Ramírez de Arellano
Senior Vice President
Credit Risk Management

Irving Rivera
Senior Vice President
Corporate Credit

Harry Rodríguez
Senior Vice President
Consumer Credit

Francisco Ríos
Vice President
Classified Assets
Finance & Administration
María Calero
Executive Vice President &
Chief Accounting Officer

Laura Vázquez
First Senior Vice President
Comptroller

María Leticia García
Vice President
Assistant Comptroller

Eugenio Alonso
Senior Vice President
CRA Officer

Juan M. Díaz Soultaire
Senior Vice President
Cost Control, Investor
Relations and
Sarbanes Oxley Officer

Cecilio Bueno
Vice President
Administrative Services

Luis Cintrón
Vice President
Real Estate Assets

Angel González
Vice President
Security
Vivian Morales
Vice President
Loan Review

Florita Nogueras
Director
Treasury Back Office

Heriberto Febus
Director
Information Security

Operations & Information
Technology
José Alvarez Giraldez
First Senior Vice President

Jesús Quiñones
Senior Vice President
Organization and Methods

Anthony Boon
Vice President
Information Technology

Iván Cruz
Vice President
Branch Operations

Jaime Homs
Vice President
Banking Operations

Legal & Compliance
Enrique Ubarri Baragaño, Esq.
Senior Vice President

Human Resources
Ivonna J. Pacheco
First Senior Vice President

Quality
Nanette Méndez
Assistant Vice President

Corporate Communications
Evelyn Vega Sella
Senior Vice President

Internal Audit
Diego Begara
Senior Vice President

Management Information
Reporting
Mónica Loma
Senior Vice President

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table presents selected consolidated financial data and other financial and operating information for the Corporation and subsidiaries and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporation’s consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition” appearing elsewhere in this Annual Report. The selected Balance Sheet and Statement of Income data for the years ended December 31, 2004 and 2003 have been derived from the Corporation’s consolidated audited financial statements. The consolidated Balance Sheet and Statement of Income data for the years ended December 31, 2002, 2001 and 2000 have been restated to give retroactive effect to the acquisition of Santander Securities Corporation by the Corporation on December 30, 2003, which has been accounted for in a manner similar to a pooling of interests as described in Note 1 to the accompanying consolidated financial statements, and accordingly, such restated data has been derived from combining the separate consolidated financial statements of the Corporation and Santander Securities Corporation, and adjusted for any related combining eliminations.

Santander BanCorp Selected Financial Data

	Years ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)
CONDENSED INCOME STATEMENTS
Interest income	$359,930	$325,581	$365,353	$486,512	$613,217
Interest expense	140,762	132,351	159,915	244,768	367,903

Net interest income	219,168	193,230	205,438	241,744	245,314
Security gains (losses)	11,475	10,790	12,236	18,282	(3,801)
Broker-dealer, asset management and insurance fees	51,113	49,526	35,277	30,223	19,269
Other income	54,651	59,624	53,595	53,256	60,278
Operating expenses	217,533	224,265	213,875	210,647	195,128
Provision for loan losses	26,270	49,745	63,630	65,430	37,000
Income tax provision (benefit)	8,145	(285)	3,289	6,424	13,072
Cumulative effect of change in accounting principle, net of tax	—	—	—	(8,246)	—

Net income	$84,459	$39,445	$25,752	$52,758	$75,860

PER PREFERRED SHARE DATA
Outstanding shares:
Average	—	2,610,008	2,610,008	2,610,008	2,610,008
End of period	—	2,610,008	2,610,008	2,610,008	2,610,008
Cash Dividend per Share	$—	$2.73	$1.75	$1.75	$1.75
PER COMMON SHARE DATA*
Net income	$1.81	$0.69	$0.45	$1.09	$1.51
Book value	$11.92	$10.31	$11.51	$11.54	$11.24
Outstanding shares:
Average	46,639,104	46,661,248	47,310,217	48,191,869	50,306,346
End of period	46,639,104	46,639,104	46,806,604	47,554,164	49,115,364
Cash Dividend per Share	$0.49	$0.44	$0.44	$0.44	$0.44
AVERAGE BALANCES
Loans held for sale and loans, net of allowance for loan losses	$4,739,858	$3,941,530	$4,088,783	$4,389,189	$4,522,601
Allowance for loan losses	73,518	64,909	57,633	53,510	55,118
Earning assets	7,317,055	6,385,148	6,332,615	6,609,760	7,454,399
Total assets	7,643,860	6,725,111	6,715,518	6,979,349	7,852,621
Deposits	4,153,245	3,749,684	4,096,818	4,020,450	4,116,015
Borrowings	2,811,152	2,248,101	1,865,328	2,230,561	3,037,778
Preferred equity	—	64,175	65,250	65,250	65,250
Common equity	499,855	531,973	559,568	553,528	524,675
PERIOD END BALANCES
Loans held for sale and loans, net of allowance for loans losses	$5,514,355	$4,145,074	$3,795,977	$4,390,077	$4,438,087
Allowance for loan losses(1)	69,177	69,693	56,906	51,738	50,597
Earning assets	8,093,581	7,088,292	6,825,093	7,446,623	7,407,651
Total assets	8,341,780	7,367,300	7,126,444	7,718,685	7,698,288
Deposits	4,748,139	4,142,228	4,518,969	4,792,634	4,921,354
Borrowings	2,863,367	2,595,033	1,877,379	2,189,136	2,039,472
Preferred equity	—	—	65,250	65,250	65,250
Common equity	556,003	480,832	538,705	548,544	551,990

Continued on the following page

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Continued from the previous page

	Years ended December 31,
	2004		2003		2002		2001		2000
			(Dollars in thousands)
SELECTED RATIOS
Performance:
Net interest margin(2)	3.27%		3.30%		3.45%		4.00%		3.63%
Efficiency ratio(3)	63.54%		70.05%		69.53%		60.47%		55.72%
Return on average total assets	1.10%		0.59%		0.38%		0.76%		0.97%
Return on average common equity	16.90%		6.08%		3.79%		8.71%		13.59%
Dividend payout	27.07%		63.77%		97.78%		40.37%		29.14%
Average net loans/average total deposits	114.12%		105.12%		99.80%		109.17%		109.88%
Average earning assets/average total assets	95.72%		94.94%		94.30%		94.70%		94.93%
Average stockholders’ equity/average assets	6.54%		8.86%		9.30%		8.87%		7.51%
Fee income to average assets	1.18%		1.31%		1.12%		1.00%		0.74%
Capital:
Tier I capital to risk-adjusted assets	9.27%		8.84%		12.14%		10.66%		10.78%
Total capital to risk-adjusted assets	11.90%		10.41%		13.39%		11.64%		11.83%
Leverage ratio	6.36%		6.04%		8.87%		8.79%		7.43%
Asset quality:
Non-performing loans to total loans	1.57%		2.33%		3.20%		2.14%		1.52%
Annualized net charge-offs to average loans	0.56%		0.93%		1.41%		1.44%		0.91%
Allowance for loan losses to period-end loans	1.24%		1.65%		1.48%		1.16%		1.13%
Allowance for loan losses to non-performing loans	79.05%		70.85%		46.10%		54.34%		74.29%
Allowance for loan losses to non-performing loans plus accruing loans past-due 90 days or more	76.11%		69.16%		44.68%		51.36%		69.53%
Non-performing assets to total assets	1.10%		1.40%		1.98%		1.30%		1.02%
Recoveries to charge-offs	32.83%		22.12%		15.77%		14.33%		22.78%
EARNINGS TO FIXED CHARGES:
Excluding interest on deposits	2.85	x	2.22	x	2.47	x	2.64	x	2.37	x
Including interest on deposits	1.65	x	1.29	x	1.18	x	1.27	x	1.24	x
EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS:
Excluding interest on deposits	2.85	x	2.03	x	2.31	x	2.53	x	2.30	x
Including interest on deposits	1.65	x	1.23	x	l.14	x	1.25	x	1.22	x
OTHER DATA AT END OF PERIOD:
Customer financial assets under management	$12,827,700		$10,669,700		$9,242,600		$9,159,700		$8,877,500
Branches:
Full-service branches	64		64		64		62		60
Express branches	1		2		2		3		15
Total branches	65		66		66		65		75
ATMs	150		141		139		121		116

*	Share and per share data is based on the average number of shares outstanding during the periods, after giving retroactive effect to the 10% stock dividends declared on July 9, 2004, June 17, 2002 and January 11, 2000. Basic and diluted earning per share are the same.

(1)	After retroactive reclassification adjustment of allowance for losses on off balance sheet items.

(2)	On a tax equivalent basis.

(3)	Operating expenses divided by net interest income on a tax equivalent basis, plus other income excluding securities gains and losses, and gain on sale of building in 2004.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Description of the Business

Santander BanCorp and subsidiaries (the “Corporation”) is a diversified financial holding company headquartered in San Juan, Puerto Rico, offering a full range of financial products and services to consumers and commercial customers through its subsidiaries. The Corporation’s subsidiaries are engaged in the following businesses:

•	Commercial Banking — Banco Santander Puerto Rico

•	Mortgage Banking — Santander Mortgage Corporation

•	Securities Brokerage and Investment Banking — Santander Securities Corporation

•	Asset Management — Santander Asset Management Corporation

•	Insurance — Santander Insurance Agency, Inc.

•	International Banking — Santander International Bank of Puerto Rico, Inc.

Basis of Presentation

The Corporation’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and with general practices within the financial services industry, which are described in the notes to the consolidated financial statements. In preparing the consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accounting policies that are critical to the overall financial statements are fully described in the “Critical Accounting Policies” section below.

On December 30, 2003 the Corporation acquired 100% of the common stock of Santander Securities Corporation and subsidiary (“Santander Securities”) from Administration de Bancos Latinoamericanos Santander, S.L. (“ABLASA”), a wholly-owned subsidiary of Banco Santander Central Hispano, S.A. (BSCH), the Corporation’s parent company. This transaction was treated as a reorganization of companies under common control and as such was recorded at historical cost and accounted for on an “as if pooled” basis. Accordingly, the accompanying financial information prior to 2003 has been restated to give retroactive effect to such transaction as of the beginning of the first period presented. All significant intercompany balances and transactions were eliminated.

On July 9, 2004, the Corporation declared a 10% stock dividend to all common shareholders of record as of July 20, 2004. All share and per share computations for all periods presented have been restated to reflect the stock dividend.

Forward-Looking Statements

This discussion of financial results contains forward-looking statements about the Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or phrases like “would be”, “will allow”, “intends to”, “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, “believe”, or similar expressions and are intended to identify “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

The future results of the Corporation could be affected by subsequent events and could differ materially from those expressed in forward-looking statements. If future events and actual performance differ from the Corporation’s assumptions, the actual results could vary significantly from the performance projected in the forward-looking statements. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national conditions, substantial changes in market interest rate levels, credit and other risks of lending and investment activities, competitive and regulatory factors and legislative changes, could affect the Corporation’s financial performance and could cause the Corporation’s actual results for future periods to differ materially from those anticipated or projected. The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Overview of Management’s Discussion and Analysis of Results of Operations and Financial Condition

This overview of management’s discussion and analysis highlights selected information in this document and may not contain all of the information that is important to the reader. For a more complete understanding of trends, events, commitments, uncertainties, liquidity, capital resources and critical accounting estimates, you should carefully read this entire document. All accompanying tables, financial statements and notes included elsewhere in this report should be considered an integral part of this analysis.

The year 2004 marked the second full year of the Corporation’s turnaround since present management was in place. During the past two years, as net income and earnings per share have grown significantly, the Corporation’s return on average assets, return on average stockholder’s equity, asset quality rations and efficiency ratio have improved. The main ingredients of this turnaround have been the hiring of new experienced personnel, emphasis on improving

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

the credit quality of the Corporation’s loan portfolio, the repositioning of the investment securities portfolio and the Corporation’s source of funding in order to protect the Corporation’s net interest margin, and the acquisition of the Corporation’s broker-dealer subsidiary in order to diversify the financial services the Corporation offers its clients as well as the Corporation’s sources of revenue and implementing new technology systems that enable management to better manage the business.

During 2004, the Corporation began the implementation of its new business plan for the three-year period from 2004 through 2006. This plan is based on an integrated business model that focuses on the Corporation’s clients and people. The Corporation’s client-focused business model is based on three strategic cornerstones: Sales and Distribution, Credit and Market Risk and Operating Efficiency. The Sales and Distribution cornerstone is aimed at implementing and expanding a systematic sales management process which focuses on growing the loan portfolio by cross-selling products and services to the Corporation’s extensive segmented client base and improving client profitability. In the area of Credit and Market Risk the Corporation is focused on implementing and maintaining agile and flexible credit processes, continuous monitoring and improvement of asset quality, maximizing loan recoveries and maintaining an investment portfolio proportional to the Corporation’s asset size. With respect to Operating Efficiency, the Corporation aims to limit operating expense growth to inflationary levels, while obtaining efficiencies from new operating systems and investing in and training the best people. The Corporation’s business plan is based on improving client information and providing the highest quality services with the best human resources and information technology, while maintaining superior asset quality.

During the next two years, management’s efforts will be focused on achieving the objectives delineated in the business plan. The plan contemplates sustained growth in interest-earning assets, particularly in the commercial and mortgage lending portfolios, designed to steadily increase interest income and related revenues. Continued emphasis on the growth of the insurance agency and broker-dealer segments is also expected to have a positive impact on the Corporation’s results of operations. Cost control measures currently in place should limit the growth in operating expenses and assist in achieving greater operational efficiency. These strategies are expected to enhance the Corporation’s profitability and efficiency ratios.

The Corporation’s business plan depends, to a certain extent, on the improvement of general economic conditions and stable economic growth in Puerto Rico and in the United States. In addition, the business plan places special emphasis on the very competitive environment for financial services in Puerto Rico and the United States. On a short-and medium-term basis, we will continue to focus on differentiating ourselves from our competitors by building on our established strengths: client satisfaction, product innovation, diversified business units with high earnings potential from banking, securities, asset management, mortgage and insurance services, our large client base and branch distribution network and a modern technology infrastructure.

Based on the results of operations and financial condition obtained for the year ended December 31, 2004, as detailed throughout this discussion, management believes it has been successful in implementing its business plan and plans to continue with the changes that have been implemented in order to achieve its objectives.

Net income for the year ended December 31, 2004 reached $84.5 million or $1.81 per common share. This represents an increase of 114.1 % over net income for the year ended December 31, 2003, of $39.4 million or $0.69 per common share. Earnings per common share for the year ended December 31, 2004 increased by $1.12, which more than doubles the prior year’s earnings per common share. Return on average common equity (ROE) and return on average assets (ROA) were 16.90% and 1.10%, respectively, for the year ended December 31, 2004, an increase of 1,082 basis points in ROE and 51 basis points in ROA when compared to ROE and ROA of 6.08% and 0.59%, respectively, for the year ended December 31, 2003. The efficiency ratio (on a tax-equivalent basis) for the year ended December 31, 2004, also reflected a significant improvement of 651 basis points, reaching 63.54%, compared to 70.05% for the year ended December 31, 2003. This improvement in the efficiency ratio during 2004, when compared to 2003, is a direct result of higher revenues and lower expenses.

The increase of $45.0 million or 114.1 % in net income for the year ended December 31, 2004, compared to the same period in 2003 was principally due to an increase of $25.9 million in net interest income, a decrease in the provision for loan losses of $23.5 million and a decrease in operating expenses of $6.7 million. These changes were partially offset by an increase in the provision for income tax of $8.4 million and a decrease of $2.7 million in other income due primarily to a decrease in gain on sale of loans.

The Corporation’s principal source of revenues is net interest income, which is the difference between the interest earned on loans and investments and the interest paid on customer deposits and other interest-bearing liabilities. Net interest income represents approximately 65.15% of the Corporation’s total revenues (defined as net interest income plus non-interest income) for 2004. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on these balances.

Lending activities are one of the most important aspects of the Corporation’s operations. As a result of management’s focus on regaining market share, the net loan portfolio,

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

including loans held for sale, reflected an increase of 33.0%, or $1.4 billion, reaching $5.5 billion at December 31, 2004, compared to 2003. The provision for loan losses totaled $26.3 million in 2004, a decrease of $23.5 million compared to $49.7 million in 2003. This decrease in the provision for loan losses of 47.2% is mainly as a result of lower net charge-offs, improved non-performing asset ratios and a continued change in the loan portfolio mix towards a higher proportion of mortgage loans, which have historically proven to be of low risk. The improvements in the asset quality ratios also reflect the success of management’s initiatives for improving credit quality, such as the revision of underwriting standards and improvements in the collection process. The ratio of the allowance for loan losses to total loans declined to 1.24% at December 31, 2004, from 1.65% at December 31, 2003. The decrease in the ratio of the allowance for loan losses to total loans reflects a reduction in non-performing loans and a significant increase in mortgage loans, which have historically had low loss ratios.

Although the Corporation has diversified its sources of revenues, interest income from the loan portfolio continues to account for the majority of total revenues, representing 76.6% of total revenues for 2004. As a result, the primary influence on the Corporation’s operating results is the demand for loans in Puerto Rico, which is significantly affected by economic conditions, competition, the demand and supply of housing, the fiscal policies of the federal and Puerto Rico governments and interest rate levels. Changes in interest rates, the Corporation’s principal market risk, can significantly impact its results of operations by affecting net interest income and the gains or losses incurred in the sale of loans and securities and in its trading securities. As described under “Risk Management,” the Corporation uses derivative instruments to hedge, to a limited extent, its interest rate risk in order to protect its net interest income under different interest rate scenarios.

The Corporation has continued to diversify its revenue sources, mainly as a result of the acquisition of Santander Securities, its broker-dealer subsidiary, from an affiliate in December 2003. Santander Securities accounted for 43.6% of the Corporation’s non-interest income and 13.7% of its total revenue for 2004. The Corporation also earns revenues from the gain on sale of securities and loans and from other sources that are not as dependent on interest rate levels, such as bank service fees on deposit accounts and credit card fees. Non-interest income, including broker-dealer, asset management and insurance fees, accounted for 34.9% of total revenues for 2004.

Operating expenses declined $6.7 million or 3.0% in 2004 compared to 2003. This reduction was due to a decrease of $8.9 million in other operating expenses and an increase of $2.2 million in personnel costs. The decrease in other operating expenses was primarily due to a decrease in electronic data processing servicing, amortization and technical services due to lower servicing costs. There were also decreases in amortization of intangibles, repossessed assets provision and expenses, and collections and related legal costs. These decreases were partially offset by increases in professional services, partly associated with the implementation of certain provisions of the Sarbanes-Oxley Act as well as other consulting services, and business promotion.

Deposits at December 31, 2004 reflected an increase of $605.9 million or 14.6% compared to deposits of $4.1 billion as of December 31, 2003. This increase was also in line with the objective of enhancing customer activity and market share.

Total borrowings at December 31, 2004 (comprised of federal funds purchased and other borrowings, securities sold under agreements to repurchase, commercial paper issued, term and capital notes) increased $268.3 million compared to total borrowings at December 31, 2003. In order to fund growth in interest-earning assets, the Corporation undertook several financing transactions during 2004. During the first quarter of 2004, Banco Santander Puerto Rico (the Bank) issued $30 million in S&P Linked Notes to obtain long term financing at a reasonable interest rate. Proceeds from the offering were used to finance the loan portfolio. During the fourth quarter of 2004, the Corporation issued $75,000,000 of its 6.30% Subordinated Notes due June 2032. The net proceeds from the sale of these notes were used to refinance existing debt incurred in the acquisition of Santander Securities Corporation and for other general corporate purposes.

Santander BanCorp is a client-focused organization that seeks to earn the trust of customers to manage their financial assets. As of December 31, 2004, the Corporation had over $12.8 billion in customer financial assets under management, which represents a 20.2% or $2.2 billion increase over balances as of December 31, 2003. This is a significant part of the financial assets of Puerto Rico households and reflects the Corporation’s strong positioning in its primary market. Customer financial assets under management include bank deposits (excluding brokered deposits), broker-dealer customer accounts, mutual fund assets managed, and trust, institutional and private accounts under management. The growth in customer financial assets and the stability of customer deposits is a strong indication of the Corporation’s successful efforts to regain market share and reposition itself as a leading provider of financial services.

SBP common stock price per share increased from $22.14 (after adjustment for the stock dividend) as of December 31, 2003 to $30.16 as of December 31, 2004, an increase of 36% or $374.2 million in market capitalization.

During the fourth quarter of 2004, Santander BanCorp declared a cash dividend of 16 cents per common share to its shareholders of record as of December 10, 2004, payable on January 3, 2005, resulting in a current annualized dividend yield of 2.12%. On July 9, 2004 the Board of Directors declared a 10% stock dividend to all shareholders of record as of July 20, 2004.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Critical Accounting Policies

The consolidated financial statements of Santander Ban-Corp are prepared in accordance with accounting principles generally accepted in the United States of America and with general practices within the financial services industry. In preparing the consolidated financial statements, management is required to make judgements, involving significant estimates and assumptions, in the application of its accounting policies about matters that are inherently uncertain. Management arrives at these estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, considering the facts and circumstances at a specific point in time. Changes in those facts and circumstances could produce actual results that differ from those estimates. Detailed below is a discussion of the Corporation’s critical accounting policies. These policies are critical because they are highly dependent upon subjective or complex judgements, assumptions and estimates. For a complete discussion of the Corporation’s significant and critical accounting policies refer to the notes to the consolidated financial statements and the discussion throughout this document which should be read in conjunction with this section.

Allowance for Loan Losses. The Corporation assesses the overall risks in its loan portfolio and establishes and maintains a reserve for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation’s loan portfolio. The Corporation’s management evaluates the adequacy of the allowance for loan losses on a monthly basis.

The determination of the allowance for loan losses is one of the most complex and critical accounting estimates the Corporation’s management makes. The Corporation follows a consistent methodology and accounts for loan loss contingencies in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures,” and SFAS No. 5, “Accounting for Contingencies.” The allowance for loan losses has three different components. An asset-specific reserve based on the provisions of SFAS No. 114, an expected loss estimate based on the provisions of SFAS No. 5, and an unallocated reserve based on the effect of probable economic deterioration above and beyond what is reflected in the asset-specific component of the allowance.

Commercial and construction loans exceeding a predetermined monetary threshold are identified for evaluation of impairment on an individual basis pursuant to SFAS No. 114. The Corporation considers a loan impaired when interest and/or principal is past due 90 days or more, or, when based on current information and events it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. The asset-specific reserve on each individual loan identified as impaired is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, except as a practical expedient, the Corporation may measure impairment based on the loan’s observable market price, or the fair value of the collateral, net of estimated disposal costs, if the loan is collateral dependent. Most of the asset-specific reserves of the Corporation’s impaired loans are measured on the basis of the fair value of the collateral.

A reserve for expected losses is determined pursuant to SFAS No. 5 for all loans not evaluated individually for impairment, based on historical loss experience by loan type, management judgement of the quantitative factors (historical net charge-offs, statistical loss estimates, etc.), as well as qualitative factors (current economic conditions, portfolio composition, delinquency trends, industry concentrations, etc.) The Corporation groups small homogeneous loans by type of loan (consumer, credit card, mortgage, auto, etc.) and applies a loss factor, which is determined using an average history of actual net losses over the previous 2 to 3 years and other statistical loss estimates. Historical loss rates are reviewed at least quarterly and adjusted based on changing borrower and/or collateral conditions and actual collections and charge-off experience. Historical loss rates for the different portfolios may be adjusted for significant factors that in management’s judgement reflect the impact of any current conditions on loss recognition. Factors that management considers in the analysis include the effect of the trends in the nature and volume of loans (delinquency, charge-offs, non accrual), economic trends, competitive factors, changes in the mix or type of collateral, asset quality trends, changes in the internal lending policies and credit procedures, collection practices and examination results from internal and external audit results, changes in bankruptcy laws and evolving regulatory standards in evaluating the adequacy of the allowance for loan losses.

An additional or unallocated reserve is maintained to cover the effect of probable economic deterioration above and beyond what is reflected in the asset-specific component of the allowance. This component represents management’s view that given the complexities of the lending portfolio and the assessment process, including the inherent imprecision in the financial models used in the loss forecasting process, there are estimable losses that have been incurred but not yet specifically identified, and as a result not fully provided for in the asset-specific component of the allowance. The level of the unallocated reserve may change periodically after evaluating factors impacting assumptions used in the calculation of the asset specific component of the reserve.

The underlying assumptions, estimates and assessments used by management to determine the components of the allowance for loan losses are continually evaluated and updated to reflect management’s current view of overall economic conditions and other relevant factors impacting credit quality and inherent losses. Changes in such estimates could significantly impact the allowance and provision for loan losses. The Cor-

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

poration could experience loan losses that are different from the current estimates made by management. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses. Refer to page 49 for further information on the allowance for loan losses.

Valuation of Certain Financial Instruments. Certain financial instruments including derivatives, hedged items, trading and investment securities available for sale, are recorded at fair value and unrealized gains and losses are recorded in other comprehensive income or other gains and losses, as appropriate. Fair values for most of the Corporation’s trading and investment securities are based on listed market prices, if available. If listed market prices are not available, fair value is determined based on other relevant factors including price quotations for similar instruments. For securities where listed market prices are not readily available, the determination of the fair value requires management judgement as to the benchmark to be used. Significant changes in factors such as interest rates and accelerated prepayment rates could affect the value of the trading and investment securities. Management assesses the fair value of its portfolio at least monthly. Any impairment that is considered other than temporary is recorded in the consolidated income statement.

Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments, counterparty credit risk, as well as time value and yield curve or volatility factors underlying the positions. Management applies judgement in determining the models used and required adjustment to such models, if any, in the valuation process. The primary risk of material changes to the value of the derivative instruments is fluctuations in interest rates. However, the Corporation principally uses derivative instruments as part of a designated hedging program so that a change in the value of a derivative is generally offset by a corresponding change in the value of the hedged item. Changes in these estimates may have a significant impact on the carrying amount and the related valuation gains and losses on these financial instruments.

Management believes that its estimates of fair value are reasonable given the process of obtaining external prices, periodic reviews of internal models by affiliated and unaffiliated experts, and the consistent application of methodologies.

Income taxes. In preparing the consolidated financial statements, the Corporation is required to estimate income taxes. This involves an estimation of current income tax expense together with an assessment of temporary differences resulting from differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The determination of current income tax expense involves estimates and assumptions that require the Corporation to assume certain positions based on its interpretation of current tax regulations. Changes in assumptions affecting estimates may be required in the future and estimated tax liabilities may need to be increased or decreased accordingly. The accrual for tax contingencies is adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. The Corporation’s effective tax rate includes the impact of tax contingency accruals and changes to such accruals, including related interest and penalties, as considered appropriate by management. When particular matters arise, a number of years may elapse before such matters are audited by the taxing authorities and finally resolved. Favorable resolution of such matters, or the expiration of the statute of limitations may result in the release of tax contingencies which are recognized as a reduction to the Corporation’s effective rate in the year of resolution. Unfavorable settlement of any particular issue could increase the effective rate and may require the use of cash in the year of resolution.

The determination of deferred tax expense or benefit is based on changes in the carrying amounts of assets and liabilities that generate temporary differences. The carrying value of the Corporation’s net deferred tax assets assumes that the Corporation will be able to generate sufficient future taxable income based on estimates and assumptions. If these estimates and related assumptions change, the Corporation may be required to record valuation allowances against its deferred tax assets resulting in additional income tax expense in the consolidated statements of income. Management evaluates its deferred tax assets on a quarterly basis and assesses the need for a valuation allowance. A valuation allowance is established when management believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowance from period to period are included in the Corporation’s tax provision in the period of change. During the year ended December 31, 2004, the Corporation had no recorded valuation allowances related to its net deferred tax assets (see Note 16 to the consolidated financial statements).

Goodwill and other intangible assets. Tangible and intangible assets with finite useful lives are amortized over their estimated useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue. If circumstances and conditions indicate deterioration in the value of tangible assets and intangible assets with finite useful lives, the book value would be adjusted and a loss would be recognized in current operations.

Goodwill represents the excess of an acquired company’s acquisition cost over the fair value of its net tangible and intangible assets. Goodwill and intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment using a two step process at each reporting unit. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the reporting unit with its carrying

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not performed. If the carrying value of the reporting unit exceeds its fair value, the second step in the impairment test consists of comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.

The Corporation’s goodwill resulted from business acquisitions and consists of $10.5 million that resulted from the acquisition by the Bank of Banco Central Hispano P.R., and $24.3 million that resulted from the acquisition by Santander Securities of the acquisition of Merryl Lynch’s retail brokerage business in Puerto Rico. The value of the goodwill is inherent primarily in the commercial banking segment and the broker-dealer segment, respectively.

The sustained value of the goodwill is supported ultimately by revenue from the commercial banking segment and the broker-dealer segment. A decline in earnings as a result of a lack of growth, or our inability to deliver cost effective services over sustained periods, could lead to a perceived impairment of goodwill, which would be evaluated and, if necessary be recorded as a write-down in the consolidated statement of income.

On an annual basis, or more frequently if circumstances dictate, management reviews goodwill and evaluates events or other developments that may indicate impairment in the carrying amount. The evaluation for potential impairment is inherently complex, and involves significant judgement in the use of estimates and assumptions.

To determine the fair value of the reporting units being evaluated for goodwill impairment, the Corporation uses an independent consultant. The determination of the fair value of the reporting units involves the use of estimates and assumptions including expected results of operations, an assumed discount rate and an assumed growth rate for the reporting units. Specifically, the independent consultant prepared analyses regarding the fair value of equity of the Corporation’s reporting units, Commercial Banking and Broker-dealer. The consultant used three separate approaches:

Market Multiple Approach: provides indications of value based upon comparisons of the Reporting Unit to market values and pricing evidence of public companies in the same or similar lines of businesses. Market ratios (pricing multiples) and performance fundamentals relating the public companies’ stock prices (equity) or enterprise values to certain underlying fundamental data are applied to the Reporting Unit to determine indications of its fair value.

Discounted Cash Flow Approach: calculates the present value of the projected future cash flows to be generated by the Reporting Unit using appropriate discount rates. The discount rates are intended to reflect all associated risks of realizing the projected future cash flows. Terminal values are computed as of the end of the last period for which cash flows are projected to determine an estimate of the values of the Reporting Unit as of that future point in time. Discounting the terminal values back to the present and adding the present values of the future cash flows yields indications of the Reporting Unit’s fair value.

Comparable Transaction Approach: includes an examination of recent transactions in which companies involved in the same or similar lines of business to the Reporting Unit were acquired. Acquisition values and pricing evidence are used in much the same manner as the Market Multiple Approach for indication of the Reporting Unit’s fair value.

Events that may indicate goodwill impairment include significant or adverse changes in the business, economic or political climate; unanticipated competition; adverse action or assessment by a regulator; plans for disposition of a segment; among others.

In assessing the recoverability of goodwill and other intangibles, the Corporation must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Corporation may be required to record impairment charges for these assets not previously recorded. Based on management’s assessment of the value of the Corporation’s goodwill at January 1, 2002 and October 1, 2002, 2003 and 2004, which includes an independent valuation, among others, management determined that the Corporation’s goodwill was not impaired.

Pension and Other Postemployment Benefits. The determination of the Corporation’s obligation and expense for pension and other postretirement benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 18 to the consolidated financial statements and include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and healthcare costs. Management participates in the determination of these factors, which normally undergo evaluation against industry assumptions, among other factors. In accordance with accounting principles generally accepted in the United States of America, actual results that differ from the Corporation’s assumptions are accumulated and amortized over future periods and therefore, generally affect recognized expense and recorded obligation in such future periods. The Corporation uses an independent actuarial firm for the determination of the pension and post-retirement benefit costs and obligations.

In developing the expected return on plan assets, the Corporation considers the asset allocation, historical returns

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

on the types of assets held in the pension trust, the current economic environment, as well as input from the Plan’s actuaries, financial analysts and the Corporation’s long-term inflation assumptions and interest rate scenarios. The expected rate of return for plan assets was set at 8.5%. In selecting a discount rate, the Corporation considers the Moody’s Long-term AA Corporate Bond yield as a guide. At December 31, 2004, the Corporation reduced its discount rate to 6.00% from 6.25% at December 31, 2003.

Management believes that the assumptions made are appropriate; however, significant differences in actual experience or significant changes in assumptions may materially affect pension obligations and future expense.

Results of Operations

The following financial discussion is based upon and should be read in conjunction with the Corporation’s consolidated financial statements for the years ended December 31, 2004, 2003, and 2002.

The following table sets forth the principal components of the Corporation’s net income for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
	(Dollars in thousands)
Components of net income:
Net interest income	$219,168	$193,230	$205,438
Provision for loan losses	26,270	49,745	63,630
Other income	117,239	119,940	101,108
Other operating expenses	217,533	224,265	213,875
Provision (benefit) for income tax	8,145	(285)	3,289

Net income	$84,459	$39,445	$25,752

2004 compared to 2003. The increase of $45.0 million, or 114.1%, in net income for the year ended December 31, 2004 compared to the same period in 2003, was principally due to an increase of $25.9 million in net interest income, mainly as a result of increases in the volume of interest-earning assets, a decrease in the provision for loan losses of $23.5 million and a decrease in operating expenses of $6.7 million. These changes were partially offset by an increase in the provision for income tax of $8.4 million and a decrease of $2.7 million in other income due primarily to lower gains on sales of loans.

2003 compared to 2002. The Corporation’s net income increased 53.2% from $25.8 million for the year ended December 31, 2002, to $39.4 million for the year ended December 31, 2003. This increase was primarily due to an increase in other income of $18.8 million, mainly attributed to a $14.2 million increase in the Corporation’s broker-dealer and asset management subsidiaries, a decrease of $13.9 million in the provision for loan losses, and a reduction of $3.6 million in income tax expense. These increases were partially offset by a reduction of $12.2 million in net interest income due to contraction in the net interest margin and spreads, and a $10.4 million increase in other operating expenses as a result of expenses related to modifications in the enhancements to the Corporation’s new electronic data processing platform and higher personnel costs associated with the increase in revenues of the Corporation’s broker-dealer subsidiary

Net Interest Income

The Corporation’s net interest income was $219.2 million, $193.2 million and $205.4 million for the years ended December 31, 2004, 2003, and 2002, respectively.

To facilitate the comparison of assets with different tax attributes, the interest income on tax-exempt assets under this heading and under the heading “Change in Interest Income and Interest Expense-Volume and Rate Analysis,” has been adjusted by an amount equal to the income taxes which would have been paid had the interest income been fully taxable. This tax equivalent adjustment is derived using the applicable statutory tax rate and resulted in an adjustment of $20.2 million in 2004, $17.6 million in 2003 and $13.2 million in 2002.

The following table sets forth the principal components of the Corporation’s net interest income for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
	(Dollars in thousands)
Interest income – tax equivalent basis	$380,092	$343,131	$378,527
Interest expense	(140,762)	(132,351)	(159,915)

Net interest income – tax equivalent basis	$239,330	$210,780	$218,612

Net interest margin – tax equivalent basis (1)	3.27%	3.30%	3.45%

(1)	Net interest margin for any period equals tax-equivalent net interest income divided by average interest-earning assets for such period.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

2004 compared to 2003. The Corporation’s tax equivalent net interest income for the year ended December 31, 2004 reached $239.3 million, an increase of 13.5% over $210.8 million for the same period in 2003. This improvement was due to an increase in average interest-earning assets of $932 million, or 14.6%, as a result of an increase in commercial activities as well as a reduction in total cost of funds of 24 basis points. Although the Corporation’s net interest margin decreased slightly during 2004, to 3.27% from 3.30% for 2003, net interest spread experienced an increase of six basis points for 2004, to 2.96% from 2.90% for 2003. The improvement in the spread was the result of a larger decrease in the rates paid by the Corporation on its borrowings relative to the decrease in the rates earned on its loans and securities. The average rate paid by the Corporation on its interest-bearing liabilities decreased by 24 basis points during 2004, while the average yield on its interest-earning assets decreased by 18 basis points compared to 2003.

The increase in average interest-earning assets was driven primarily by the increase in average loans. Due to the continued low interest rate scenario the average mortgage loan portfolio reflected a growth of 56.3% or $724.1 million. During 2004, management continued to place a high emphasis on the mortgage loan portfolio due to the low interest rate scenario and the active market for residential real estate in Puerto Rico. In addition, in 2004, the Corporation had purchased $930.1 million of fixed rate mortgage loans. Average commercial loans also experienced an increase of 8.4% or $160 million. Construction loans reflected a decrease of 20.1% or $51.9 million due to a slowdown in the construction sector of the Island and a stronger emphasis by the Corporation on mortgage lending. The average consumer loan portfolio decreased 9.2% or $42.8 million as a result of the Corporation’s withdrawal from the auto loan market and a reduction in average personal loans that was only partially offset by an increase in the average credit card portfolio. Average interest-bearing deposits and average investment securities also reflected increases in 2004 compared to 2003 of $43.7 million and $89.9 million, respectively.

The Corporation’s interest income on a tax equivalent basis increased $37.0 million, or 10.8% to $380.1 million for the year December 31, 2004 from $343.1 million for the year ended December 31, 2003. All portfolios reflected higher tax equivalent interest income primarily as a result of the higher volume of average interest earning assets. The average rate on interest earning assets decreased because of lower returns on loans due to high refinancing of mortgage loans during 2004 because of the low interest rate environment.

The Corporation’s interest expense reflected an increase of $8.4 million for the year ended December 31, 2004 compared to the same period in 2003. This increase was due primarily to increases in average interest bearing liabilities, and were partially offset by a decrease of 24 basis points in the cost of funds.

Average interest-bearing liabilities increased as a result of the need for funding the increase of $932 million in average interest-earning assets. The most significant increases in average interest-bearing liabilities were in commercial paper, brokered CDs and institutional CDs. In addition there was an increase in average customer deposits during the year. The reduction in the cost of funds was due to the redemption in 2004 of the AFICA notes that paid interest at rates over 6%, several 936 notes with high rates of interest matured during the year and the Corporation’s portfolio of term repurchase agreements was restructured to reduce their cost. In addition, at the beginning of the year, the Corporation reduced the interest rates on its core deposits.

The composition of the Corporation’s average interest bearing liabilities changed during this period. Average borrowings increased 31.4% or $632.8 million from $2.0 billion for the year ended December 31, 2003 to $2.6 billion for the same period in 2004. There was an increase in average time deposits of 23.1% or $297.1 million and in savings and NOW accounts of 4.5% or $81.8 million. These increases in average interest bearing deposits were in line with the Corporation’s objective of enhancing customer activity and market share.

2003 compared to 2002. The Corporation’s tax-equivalent net interest income decreased 3.6% from $218.6 million in 2002 to $210.8 million in 2003. This decrease in the Corporation’s net interest income was primarily due to a decrease of 61 basis points in the yield on average interest-earning assets. This reduction was partially offset by a slight increase in average interest-earning assets and a 17.2% decrease in interest expense from $159.9 million in 2002 to $132.4 million in 2003. The Corporation restructured its balance sheet to yield more favorable results in net interest margin by repositioning the investment portfolio to generate higher yields. On the liability side, there was a shift from higher-costing time deposits to savings and other interest-bearing deposits and short-term borrowings. The decrease in the Corporation’s net interest income on a tax equivalent basis resulted in a decrease in net interest margin on a tax-equivalent basis from 3.45% for the year ended December 31, 2002 to 3.30% for the year ended December 31, 2003.

Due to the low interest rate scenario and a very active market for residential real estate in Puerto Rico, management placed a higher emphasis on the mortgage lending portfolio during 2003. As a result, the average mortgage loan portfolio reflected a 19.7% increase from $1.1 billion for the year ended December 31, 2002, to $1.3 billion for the year ended December 31, 2003. Average consumer loans decreased $149.1 million or 24.4% for the year ended December 31, 2003, compared to the same period in 2002. There was a 24.2% or $105.7 million decrease in average unsecured personal loans due to the Corporation’s more stringent lending criteria and renewed emphasis on the mortgage lending sector. There was a also a decrease in the average auto loan portfolio of 51.0% or $35.1 million as a result of the Corporation’s strategic decision, during the

      CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

year 2000, to withdraw from this lending activity. Average commercial loans also reflected a 6.6% or $134.3 million decrease in the portfolio during 2003 compared to the same period in 2002, due to more stringent lending criteria.

There was an increase in average investment securities of 11.0% or $219.1 million from $2.0 billion for the year ended December 31, 2002, to $2.2 billion for the year ended December 31, 2003. During 2003, management restructured its investment portfolio and repositioned it to generate higher yields by shifting to slightly longer-term durations, not beyond three years.

The Corporation’s tax-equivalent interest income decreased 9.4% from $378.5 million for the year ended December 31, 2002, to $343.1 million for the year ended December 31, 2003. The decrease in the Corporation’s interest income was primarily due to a decrease in the average rate earned on interest-earning assets from 5.92% for the year ended December 31, 2002, to 5.32% for the year ended December 31, 2003. There was also a 3.4% decrease in average gross loans that was offset by an 11.0% increase in average investment securities.

The Corporation’s interest expense decreased 17.2% from $159.9 million for the year ended December 31, 2002 to $132.4 million for the year ended December 31, 2003. The decrease in the Corporation’s interest expense was the result of a decrease in the Corporation’s average rate paid on interest-bearing liabilities of 52 basis points from 2.99% for the year ended December 31, 2002 to 2.47% for the year ended December 31, 2003.

There was a shift in the composition of the Corporation’s average interest-bearing liabilities. Average short-term borrowings increased 34.3% or $514.7 million from $1.5 billion for the year ended December 31, 2002 to $2.0 billion for the year ended December 31, 2003. There was also an increase in average savings, NOW and other interest-bearing deposits of 5.9% or $102.5 million from $1.7 billion in 2002 to $1.8 billion in 2003. These increases were partially offset by a 26.7% or $467.5 million decrease in average other time deposits in 2003 compared to 2002. There was also a decrease in average term notes of 35.1% or $113.7 million during 2003 compared to 2002.

The following table shows average balances and, where applicable, interest amounts earned on a tax-equivalent basis and average rates for the Corporation’s assets and liabilities and stockholders’ equity for the years ended December 31, 2004, 2003 and 2002.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	Year ended December 31,
	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(Dollars in thousands)
Assets
Interest-earning assets:
Interest-bearing deposits	$71,547	$1,054	1.47%	$68,312	$664	0.97%	$85,532	$1,351	1.58%
Federal funds sold and securities purchased under agreements to resell	209,719	3,123	1.49%	169,304	1,990	1.18%	171,418	3,049	1.78%

Total interest-bearing deposits	281,266	4,177	1.49%	237,616	2,654	1.12%	256,950	4,400	1.71%

U.S. Treasury securities	5,650	75	1.33%	73,913	884	1.20%	378,073	6,497	1.72%
Obligations of other U.S. government agencies and corporations	1,174,965	66,536	5.66%	1,309,968	63,202	4.82%	1,204,187	56,080	4.66%
Obligations of government of Puerto Rico and political subdivisions	43,962	3,512	7.99%	47,675	3,593	7.54%	40,765	3,626	8.89%
Collateralized mortgage obligations and mortgage-backed securities	1,030,725	43,055	4.18%	735,765	29,486	4.01%	295,404	13,603	4.60%
Other	40,629	2,650	6.52%	38,681	3,007	7.77%	68,453	2,494	3.64%

Total investment securities	2,295,931	115,828	5.04%	2,206,002	100,172	4.54%	1,986,882	82,300	4.14%

Loans:
Commercial	2,066,313	91,617	4.43%	1,906,248	86,376	4.53%	2,045,580	108,443	5.30%
Construction	205,861	1 0,848	5.27%	257,668	12,546	4.87%	318,692	18,312	5.75%
Consumer	420,002	45,800	10.90%	462,755	58,655	12.68%	611,884	79,825	13.05%
Mortgage	2,010,168	103,910	5.17%	1,286,112	75,088	5.84%	1,074,170	75,538	7.03%
Lease financing	111,032	7,912	7.13%	93,656	7,640	8.16%	96,090	9,709	10.10%

Gross loans	4,813,376	260,087	5.40%	4,006,439	240,305	6.00%	4,146,416	291,827	7.04%
Allowance for loan losses	(73,518)			(64,909)			(57,633)

Loans, net	4,739,858	260,087	5.49%	3,941,530	240,305	6.10%	4,088,783	291,827	7.14%

Total interest-earning assets/Interest income (tax-equivalent basis)	7,317,055	380,092	5.19%	6,385,148	343,131	5.37%	6,332,615	378,527	5.98%

Total non interest-earning assets	326,805			339,963			382,903

Total assets	$7,643,860			$6,725,111			$6,715,518

Liabilities and stockholders’ equity
Interest-bearing liabilities:
Savings and NOW accounts	$1,916,270	$25,416	1.33%	$1,834,424	$25,955	1.41%	$1,731,965	$34,646	2.00%
Other time deposits	1,580,760	34,863	2.21%	1,283,678	30,075	2.34%	1,751,206	49,762	2.84%
Borrowings	2,648,854	74,261	2.80%	2,016,044	63,288	3.14%	1,501,310	56,369	3.75%
Term Notes	132,947	5,640	4.24%	210,034	12,608	6.00%	323,740	17,704	5.47%
Subordinated Notes	29,351	582	1.98%	22,023	425	1.93%	40,278	1,434	3.56%

Total interest-bearing liabilities/ Interest expense	6,308,182	140,762	2.23%	5,366,203	132,351	2.47%	5,348,499	159,915	2.99%

Total non interest-bearing liabilities	835,823			762,760			742,201

Total liabilities	7,144,005			6,128,963			6,090,700

Stockholders’ Equity	499,855			596,148			624,818

Total liabilities and stockholders’ equity	$7,643,860			$6,725,111			$6,715,518

Net interest income		$239,330			$210,780			$218,612
Net interest spread			2.96%			2.90%			2.99%
Cost of funding earning assets			1.92%			2.07%			2.53%
Net interest margin (tax equivalent basis)			3.27%			3.30%			3.45%

      CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Changes in Interest Income and Interest Expense-Volume and Rate Analysis

The following table allocates changes in the Corporation’s tax equivalent interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective interest rates for the years 2004 compared to 2003 and 2003 compared to 2002. Volume and rate variances have been calculated based on activities in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	2004 vs. 2003			2003 vs. 2002
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest Income–tax equivalent basis:
Federal funds purchased and securities purchased under agreements to resell	$535	$598	$1,133	$(37)	$(1,022)	$(1,059)
Time deposits with other banks	33	357	390	(236)	(451)	(687)
Investment securities	4,205	11,451	15,656	9,543	8,329	17,872
Loans, net	45,414	(25,632)	19,782	(10,206)	(41,316)	(51,522)

Total interest income	50,187	(13,226)	36,961	(936)	(34,460)	(35,396)

Interest Expense:
Savings and NOW accounts	1,128	(1,667)	(539)	1,949	(10,640)	(8,691)
Other time deposits	6,635	(1,847)	4,788	(11,878)	(7,809)	(19,687)
Borrowings	18,281	(7,308)	10,973	17,183	(10,264)	6,919
Long-term borrowings	(3,313)	(3,498)	(6,811)	(7,336)	1,231	(6,105)

Total interest expense	22,731	(14,320)	8,411	(82)	(27,482)	(27,564)

Net interest income – tax equivalent basis	$27,456	$1,094	$28,550	$(854)	$(6,978)	$(7,832)

During 2004, the increase in net interest income on a tax equivalent basis was due primarily to the increase in the volume of average interest earning assets and lower rates paid on interest bearing liabilities. These improvements in net interest margin were partially offset by a decrease in the yield of average interest earning assets and higher average interest-bearing liabilities.

During 2003, the decrease in net interest income on a tax-equivalent basis was primarily due to the decrease in the rates of average interest-earning assets that was only partially offset by the decrease in the rates of average interest-bearing liabilities. These decreases were accompanied by slight decreases in the volume of average interest-earning assets and average interest-bearing liabilities.

Provision for Loan Losses

2004 compared to 2003. The Corporation’s provision for loan losses for the year ended December 31, 2004 decreased $23.5 million, or 47.2%, compared with 2003. This decrease was the result of the implementation of more stringent lending criteria, improved collection practices, and changes in the composition of the loan portfolio, which increased significantly in the residential mortgage loan segment. The residential mortgage loan portfolio has historically been a lower risk portfolio. During 2004, net charge-offs were significantly lower than those for 2003, in particular in the consumer loan category, and the Corporation’s non-performing asset ratios experienced a significant improvement, which contributed to the reduction in the provision for loan losses.

2003 compared to 2002. For the year ended December 31, 2003, the provision for loan losses decreased $13.9 million, or 21.8% compared to 2002. The decrease in the provision for loan losses was due to the improving credit quality of the Corporation’s loan portfolio as a result of stricter lending criteria and improved collection practices, as well as to the changing mix of the loan portfolio, which experienced an increase in residential mortgage loans and a significant decrease in the automobile financing segment, which the Corporation decided to exit in 2000. Net charge-offs were lower in all loan categories during 2003, as compared to 2002, and non-performing asset ratios improved significantly, reflecting the improvement in credit quality mentioned above.

Refer to the discussions under “Allowance for Loan Losses” and “Risk Management” for further analysis of the allowance for loan losses, the allocation of the allowance by loan category and non-performing assets and related ratios.

Other Income

Other income consists of service charges on deposit accounts, other service fees, including mortgage servicing fees and fees on credit cards, broker-dealer, asset management and insurance fees, gains and losses on sales of securities, gain on sale of mortgage servicing rights, certain other gains and losses and certain other income.

The following table sets forth the components of other income for the years ended December 31, 2004, 2003 and 2002:

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	Year ended December 31,
	2004	2003	2002
	(In thousands)
Bank service fees on deposit accounts	$12,776	$14,018	$15,425
Other service fees:
Credit card fees	12,841	11,941	12,867
Mortgage-servicing fees	1,828	2,178	1,624
Trust fees	2,951	2,690	2,642
Other fees	8,581	8,163	7,814
Broker-dealer, asset management and insurance fees	51,113	49,526	35,277
Gain on sale of securities, net	11,475	10,790	12,236
Gain on sale of loans	431	9,829	1,461
Trading gains	124	1,601	2,433
Gain (loss) on derivatives	3,459	277	(105)
Other gains, net	8,139	4,669	6,395
Other	3,521	4,258	3,039

	$117,239	$119,940	$101,108

The table below details the breakdown of commissions from broker-dealer, asset management and insurance operations:

	Year ended December 31,
	2004	2003	2002
	(In thousands)
Broker-dealer	$30,180	$33,732	$26,804
Asset management	15,901	11,031	4,915

Total Santander Securities and subsidiary	46,081	44,763	31,719
Insurance	5,032	4,763	3,558

Total	$51,113	$49,526	$35,277

2004 compared to 2003. For the year ended December 31, 2004, other income decreased $2.7 million or 2.3% compared to the same period in 2003. This decrease was the result of lower gain on sales of loans, trading securities and sales of other real estate owned of $9.4 million, $1.5 million and $1.0 million, respectively, that were partially offset by a increases of $1.6 million in mortgage servicing rights arising from the sale of mortgage loans, $2.8 million gain on sale of a building during the first quarter of 2004, $3.2 million in derivative gains and $1.6 million in fee income from the broker-dealer, asset management and insurance operations.

For the year ended December 31, 2004, commissions earned by Santander Securities increased $1.3 million, or 2.9%, and insurance commissions increased $0.3 million, or 5.7%, as compared to the same period in 2003. Santander Securities’ business includes securities underwriting and distribution, sales, trading, financial planning, investment advisory services and securities brokerage services. In addition, Santander Securities provides portfolio management services through its wholly owned subsidiary, Santander Asset Management. The broker-dealer, asset management and insurance operations contributed 43.6% of commissions to the Corporation’s other income for the year ended December 31, 2004.

For the year ended December 31, 2004, the decrease in broker-dealer commissions is due to the decrease in underwriting and fixed income activity during the year compared to the year ended December 31, 2003. The increase in asset management commissions for the year ended December 31, 2004 compared to the same period in 2003 is due to the growth in assets under management resulting from the issuance of closed-end mutual funds.

Gains on sales of loans were principally in the portfolio of mortgage loans held for sale. The Corporation’s strategy regarding mortgage loans is directed toward increasing its loan portfolio, while maintaining its secondary market channels open. Mortgage loan sales are executed from time to time when interest rate movements permit the Corporation to maximize its returns as was the case in 2004.

In March 2004, the Corporation sold the building known as Torre Santander, a seventeen story building located at 221 Ponce de Leon Avenue, Hato Rey, Puerto Rico, to an unrelated third party in a sales-leaseback transaction and recognized a gain of $2.8 million, recorded under other gains. The remaining $4.0 million gain was deferred and is being amortized as a reduction of rent expense over the term of the related leases through January 2009.

      CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Bank service fees on deposit accounts consisting primarily of service charges, overdraft fees and fees for non-sufficient funds reflected a decrease of $1.2 million to $12.8 million in 2004 from $14.0 million in 2003. This decrease was partially offset by an increase in credit card fees of $0.9 million in 2004 compared to 2003. In order to attract and maintain our customer base, deposit products must be priced competitively. Many fees have been reduced in order to maintain a competitive edge and retain our client base. Additionally, customers have become more sophisticated in managing their accounts and maintaining their fees at a minimum often deciding on maintaining compensating balances in lieu of incurring service fees. In order to offset this decrease the Corporation has emphasized growth in other items of non-interest income including active campaigns to attract new credit card customers and increase usage of credit card products which has resulted in an increase in credit card fees in 2004.

2003 compared to 2002. The Corporation’s other income increased 18.6% from $101.1 million for the year ended December 31, 2002, to $119.9 million for the year ended December 31,2003. This improvement was due to increases in commissions from the broker-dealer, asset management and insurance operations of $14.2 million, an increase in gains on sales of mortgage loans of $6.9 million in several transactions with unrelated third parties, a gain on sale of a loan to an unrelated third party of $1.4 million and gains on sales of other real estate owned of $2.1 million. These gains were partially offset by a reduction of $3.0 million in mortgage-servicing assets recognized in 2003 compared to 2002.

The increase in broker-dealer, asset management and insurance fees for the year ended December 31, 2003 was due to increases in commissions and fees earned by Santander Securities of $13.0 million or 41.1%, and an increase in insurance commissions earned by Santander Insurance of $1.2 million or 33.9%. Santander Securities’ business includes securities underwriting and distribution, sales, trading, financial planning, investment advisory services and securities brokerage services. In addition, Santander Securities provides portfolio management services through its wholly-owned subsidiary, Santander Asset Management Corporation. The broker-dealer and asset management operations contributed 41.3% of commissions and fees to the Corporation’s other income for the year ended December 31, 2003.

The increase in broker-dealer commissions was due to a stronger economy and improved investor confidence and an increase in the underwriting of closed-end mutual funds and fixed income activity. The increase in asset management commissions is due to the growth in assets under management resulting from the issuance of closed-end mutual funds.

The Corporation’s gains on sales of loans were principally in the mortgage loan portfolio. The Corporation’s strategy regarding mortgage loans is directed toward increasing its loan portfolio, while maintaining its secondary market channels open. Mortgage loan sales are executed from time to time when interest rate movements permit the Corporation to maximize its returns, as was the case in 2003.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Operating Expenses

The following table sets forth information as to the Corporation’s other operating expenses for the years ended December 31, 2004, 2003 and 2002:

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Salaries	$59,792	$52,774	$52,450
Pension and other benefits	47,042	48,130	41,372
Expenses deferred as loan origination costs	(15,252)	(11,510)	(8,606)

Total personnel costs	91,582	89,394	85,216

Occupancy costs	13,959	13,534	13,360

Equipment expenses	6,946	7,291	8,855

EDP servicing expense, amortization and technical services	31,291	40,502	32,064

Communications	8,976	8,612	8,742

Business promotion	10,435	6,760	7,028

Other taxes	8,584	9,811	11,027

Other operating expenses:
Professional fees	12,235	6,642	5,509
Amortization of intangibles	1,170	3,674	7,165
Printing and supplies	1,725	1,722	1,681
Credit card expenses	7,561	7,208	8,084
Insurance	2,113	2,723	2,466
Examinations & FDIC assessment	1,108	1,766	1,874
Transportation and travel	2,044	1,578	1,310
Repossessed assets provision and expenses	2,758	5,387	2,347
Collections and related legal costs	2,464	6,084	6,264
All other	12,582	11,577	10,883

Other operating expenses	45,760	48,361	47,583

Non personnel expenses	125,951	134,871	128,659

Total Operating Expenses	$217,533	$224,265	$213,875

Efficiency ratio – on a tax equivalent basis	63.54%	70.05%	69.53%
Personnel cost to average assets	1.20%	1.33%	1.27%
Other operating expenses to average assets	1.65%	2.00%	1.91%
Assets per employee	$4,799	$4,590	$4,519

2004 compared to 2003. For the year ended December 31, 2004, the efficiency ratio on a tax equivalent basis improved 651 basis points to 63.54% from 70.05% for the same period in 2003. This improvement was a result of higher revenues (excluding gains on sales of securities and a gain on the sale of a building during the first quarter of 2004) and a decrease of $6.7 million in operating expenses.

For the year ended December 31, 2004, there were cost reductions of $6.7 million or 3.0% in operating expenses compared to the same period in 2003. Non personnel expenses, were reduced by $8.9 million offset by an increase in personnel expenses of $2.2 million.

Personnel costs increased by $2.2 million due to higher salaries, the in-sourcing of collection services and severance payments, partially offset by a decrease in pension and other benefits and by an increase in expenses deferred as loan origination costs.

The $8.9 million non personnel expense reduction in 2004 was primarily due to a decrease of $9.2 million or 23% in electronic data processing servicing, amortization and technical services due to lower servicing costs. There were also decreases in amortization of intangibles of $2.5 million, repossessed assets provision and expenses of $2.6 million and collections and related legal costs of $3.6 million. These decreases were partially offset by increases in professional services of $5.6 million, partly associated with the implementation of certain provisions of the Sarbanes-Oxley Act as well as other consulting services, and an increase in business promotion of $3.7 million consistent with the Corporation’s strategy to increase market share and grow the volume of its business.

For the year ended December 31, 2004, the efficiency ratio was 63.54%, compared to 70.05% and 69.53% for 2003 and 2002, respectively. The improvement in 2004 was a result of higher net interest income and the decrease of

      CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

$6.7 million in operating expenses described above. As it continued to grow its asset base in 2004, the Corporation also focused on controlling expenses, resulting in a decrease in personnel costs as a percentage of average assets, from 1.33% in 2003 to 1.20% in 2004, and in other operating expenses as a percentage of average assets, from 2.00% in 2003 to 1.65% in 2004. Full-time equivalent employees were 1,735 at December 31, 2004, compared to 1,605 and 1,577 at December 31, 2003 and 2002, respectively. The increase in headcount in 2004 is associated with bringing in-house the loan collections operations.

2003 compared to 2002. For the year ended December 31, 2003, the Corporation’s total operating expenses reflected an increase of 4.9% or $10.4 million from $213.9 million for the year ended December 31, 2002, to $224.3 million in 2003.

Salaries and employee benefits increased $4.2 million due principally to higher commissions and bonuses paid in the broker-dealer operations. This increase was partially offset by an increase in deferred loan origination costs.

Other operating expenses increased $6.2 million during 2003. This increase was mainly due to increases in EDP servicing expense, amortization and technical services and “All Other,” and was partially offset by a decrease in amortization of intangibles. EDP servicing, amortization and technical services increased $8.4 million in 2003 compared to 2002 due to expenses incurred to complete enhancements and corrections to the systems recently installed. There was an increase of $3.0 million in “Repossessed Assets-provisions and expenses” due to a reserve for disposal costs of $2.0 million created in 2003, and an increase of $0.7 million in holding expenses on other real estate owned. These increases were partially offset by a decrease in amortization of intangibles of $3.5 million due to the full amortization of core deposit intangibles in 2003 and lower amortization of mortgage-servicing rights.

During the third quarter of 2003, the Corporation sold its software developed for internal use to an affiliate at book value, for approximately $42 million. As a result of this transaction, the Corporation’s expense related to the use of this software is expected to be reduced by approximately $4.1 million annually. Software amortization related to the software sold was approximately $7.2 million annually, and the Corporation will pay servicing expense to an affiliate of approximately $3.1 million annually.

Income Taxes

In Puerto Rico, the maximum statutory corporate income tax rate applicable to the Corporation is 39%. However, there is an alternative minimum tax of 22% on the Corporation’s alternative minimum taxable income which, in general, applies if the Corporation’s regular income tax liability is less than the Corporation’s alternative minimum tax liability. The Corporation is also subject to municipal license tax at various rates that do not exceed 1.5% on the Corporation’s taxable gross income. Under the Puerto Rico Internal Revenue Code, as amended (“the PR Code”), the Corporation and each of its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The PR Code provides a dividend received deduction of 100% on dividends received from controlled subsidiaries subject to taxation in Puerto Rico.

The Corporation is subject to United States federal income tax on its taxable income that is effectively connected with the Corporation’s trade or business in the mainland United States. The Corporation is also subject to United States federal income tax on certain income that is not effectively connected with the Corporation’s trade or business in the mainland United States, such as interest (excluding portfolio interest) and certain dividends earned on United States securities and loans. Interest derived by the Corporation on obligations of the United States represents portfolio interest, and is not subject to federal income taxes. Subject to certain limitations, any federal income tax is creditable against Puerto Rico income taxes.

The difference between the statutory marginal tax rate and the effective tax rate is primarily due to the interest income earned on certain investments and loans which is exempt from income tax (net of the disallowance of expenses attributable to the exempt income) and to the disallowance of certain expenses and other items.

Puerto Rico international banking entities, or IBE’s, are currently exempt from taxation under Puerto Rico law. During 2004, the Legislature of Puerto Rico and the Governor of Puerto Rico approved a law amending the IBE Act. This law imposes income taxes at normal statutory rates on each IBE that operates as a unit of a bank, if the IBE’s net income generated after December 31, 2003 exceeds 40% of the bank’s net income in the taxable year commenced on July 1, 2003, 30% of the bank’s net income in the taxable year commencing on July 1, 2004, and 20% of the bank’s net income in the taxable year commencing on July 1, 2005, and thereafter. It does not impose income taxation on an IBE that operates as a subsidiary of a bank.

2004 compared to 2003. The provision for income tax amounted to $8.1 million (or 8.8% of pretax earnings) for the year ended December 31, 2004 compared to an income tax benefit of $0.3 million for the same period in 2003. The increase in the provision for income tax was due to higher taxable income partially offset by a decrease in the accrual for income tax contingencies due to the expiration of the statute of limitations on certain contigencies in 2004.

2003 compared to 2002. The income tax benefit was $0.3 million for the year ended December 31, 2003, as compared with a provision for income taxes of $3.3 million for the year ended December 31, 2002. The tax benefit for 2003 takes into account, among other things, the settlement of an examination by the taxing authorities and the expiration of certain tax contingencies. The provision for income taxes

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

for 2003, before taking into account the effect of the above, represents 14.6% of pretax earnings for 2003, as compared to 11.3% for the previous year. This increase relates primarily to the increase in pretax income for subsidiaries.

Financial Condition

Assets

Total assets reached $8.3 billion as of December 31, 2004, a 13.0% increase when compared to total assets of $7.4 billion, at December 31, 2003. As of December 31, 2004, there was an increase of $1.4 billion in net loans, including loans held for sale compared to December 31, 2003. The increase in net loans at December 31, 2004 was partially offset by a decrease in investment securities of $482 million and a decrease of $8.3 million in premises and equipment and of $34.2 million in other assets compared to December 31, 2003.

Net loans, including loans held for sale, at December 31, 2004, were $5.5 billion, reflecting an increase in the loan portfolio of $1.4 billion, or 33.0%, when compared to $4.1 billion at December 31, 2003. Mortgage loans originated and purchased continued to grow during 2004 resulting in an increase of $1.1 billion, or 76.7%, in the mortgage loan portfolio. There was a 18.4% increase in mortgage loan production for the year ended December 31, 2004 compared to the same period in 2003. The commercial loan portfolio (including construction loans) also reflected an increase of $192.2 million, or 8.6%, for 2004 while consumer loans grew 5.0% to $454.3 million.

At December 31, 2004, there was a decrease of $8.3 million in premises and equipment, due to the sale of a building with a book value of approximately $7.7 million during the first quarter of 2004, and normal depreciation for the period, compared to the same period in 2003. Other assets reflected a decrease of $34.2 million, mainly due to a decreases in net securities sold not delivered of $22.0 million, net deferred tax assets of $17.3 million and prepaid expenses of $5.7 million. These reductions were partially offset by an increase in derivative assets of $10.4 million.

The Corporation continues to focus its efforts on recapturing market share with a strong emphasis on commercial and mortgage lending. Consumer lending will also continue to be a focus of growth. There will be a strong emphasis on providing quality products to customers designed to meet their personal and business needs, while maintaining strict lending criteria. This strict lending criteria and strong collection efforts are expected to have a favorable impact on non-performing assets.

Short Term Investments and Interest-bearing Deposits in Other Financial Institutions

The Corporation sells federal funds, purchases securities under agreements to resell and deposits funds in interest-bearing accounts in other financial institutions to help meet liquidity requirements and provide temporary holdings until the funds can be otherwise invested or utilized. As of December 31, 2004, 2003 and 2002, the Corporation had interest-bearing deposits, federal funds sold and securities purchased under agreements to resell as detailed below:

	2004	2003	2002
	(In thousands)
Interest-bearing deposits	$92,612	$25,300	$268,620
Federal funds sold	231,500	183,000	263,500
Securities purchased under agreements to resell	95,150	95,750	—

	$419,262	$304,050	$532,120

Investment Portfolio

The following tables set forth the Corporation’s investments in government and corporate securities and certain other financial investments at December 31, 2004, 2003 and 2002, by contractual maturity, giving comparative carrying and fair values and average yield for each of the categories. The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, some of its investment securities have been classified as available for sale. The Corporation may decide to sell some of the securities classified as available for sale either as part of its efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors. Investment securities available for sale are carried at fair value and unrealized gains and losses net of taxes on these investments are included in accumulated other comprehensive income or loss, which is a separate component of stockholders’ equity.

Gains or losses on sales of investment securities available for sale are recognized when realized and are computed on the basis of the specific identification method. At December 31, 2004, 2003 and 2002, investment securities available for sale were $2.0 billion, $1.7 billion, and $1.3 billion respectively.

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities held to maturity those investments for which the Corporation has the intent and ability to hold until maturity.

During December of 2004, BSCH communicated to the Corporation that, upon the formal adoption of International Financial Reporting Standards (“IFRS”) by the Bank of Spain, it expected to adopt IFRS effective January 1, 2005, and that, with regards to its consolidated held-to-maturity

      CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

investment portfolio, it was seriously considering taking advantage of a one-time transition guidance to reclassify such investment portfolio as available for sale, as permitted by IFRS. BSCH encouraged the Corporation to conform the classification of such investment portfolio in the Corporation’s US GAAP financial statements to the classification pursuant to the one-time transition guidance under IFRS, effective January 1, 2005. After thorough consideration, in February of 2005 management of the Corporation determined that it would, subject to its Board’s approval, reclassify its held-to-maturity investment portfolio to the available-for-sale category under US GAAP. Management of the Corporation believes that because the deliberation process leading to the February 2005 decision was initiated during December of 2004, at December 31, 2004, the Corporation could not demonstrate that it had the positive intent to hold the aforesaid investment portfolio to maturity; the “positive intent” is required by Statement of Financial Accounting Standards No. 115 (“SFAS 115”), Accounting for Certain Investments in Debt and Equity Securities, in order for securities scoped under SFAS 115 to be classified as held to maturity. Further, because such transfer does not qualify under the exemption provisions for the sale or transfer of held-to-maturity securities under SFAS 115, the reclassification decision by the Corporation is deemed to have “tainted” the held-to-maturity category and it will not be permitted to classify prospectively investment securities scoped under SFAS 115 as held to maturity for a period of two years. At December 31, 2004, the securities reclassified from held to maturity to available for sale had a fair value of $840.0 million and an amortized cost of $813.8 million, which resulted in a credit to Other Comprehensive Income of $16.0 million, net of income taxes, related to the unrealized holding gain.

Other investment securities include debt, equity or other securities that do not have readily determinable fair values and are stated at amortized cost. The Corporation includes in this category stock owned to comply with regulatory requirements, such as Federal Home Loan Bank (FHLB) stock.

The Corporation acquires certain securities for trading purposes and carries its trading account at fair value. Financial instruments including, to a limited extent, derivatives, such as options contracts, are used in dealing and other trading activities and are carried at fair value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in fair value are recorded separately in the trading profit or loss account as part of the results of operations in the period in which the changes occur. At December 31, 2004, 2003 and 2002, the Corporation had $34.2 million, $42.5 million and $22.7 million of securities held for trading, respectively.

The following table presents the composition, book value and market value of the Corporation’s investment portfolio by major category as of the dates indicated:

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	Available for Sale		Held to Maturity		Total
	Carrying		Amortized		Carrying
December 31, 2004:	Value	Fair Value	Cost	Fair Value	Value	Fair Value
	(In thousands)
U.S. Treasury	$7,578	$7,578	$—	$—	$7,578	$7,578
U.S. Agency Notes	1,427,931	1,427,931	—	—	1,427,931	1,427,931
P.R. Government Obligations	52,688	52,688	—	—	52,688	52,688
Mortgage-backed Securities	489,785	489,785	—	—	489,785	489,785
Foreign Securities	150	150	—	—	150	150

	$1,978,132	$1,978,132	$—	$—	$1,978,132	$1,978,132

	Available for Sale		Held to Maturity		Total
	Carrying		Amortized		Carrying
December 31, 2003:	Value	Fair Value	Cost	Fair Value	Value	Fair Value
	(In thousands)
U.S. Treasury	$1,000	$1,000	$—	$—	$1,000	$1,000
U.S. Agency Notes	324,973	324,973	787,003	838,639	1,111,976	1,163,612
P.R. Government Obligations	30,427	30,427	29,358	30,357	59,785	60,784
Mortgage-backed Securities	1,307,911	1,307,911	1,616	1,730	1,309,527	1,309,641
Foreign Securities	—	—	150	150	150	150
Other Securities	—	—	15,000	15,000	15,000	15,000

	$1,664,311	$1,664,311	$833,127	$885,876	$2,497,438	$2,550,187

	Available for Sale		Held to Maturity		Total
	Carrying		Amortized		Carrying
December 31, 2002:	Value	Fair Value	Cost	Fair Value	Value	Fair Value
	(In thousands)
U.S. Treasury	$121,809	$121,809	$—	$—	$121,809	$121,809
U.S. Agency Notes	1,101,343	1,101,343	932,255	999,619	2,033,598	2,100,962
P.R. Government Obligations	48,538	48,538	41,017	42,084	89,555	90,622
Mortgage-backed Securities	—	—	96,636	98,960	96,636	98,960
Foreign Securities	—	—	200	200	200	200
Other Securities	—	—	26,250	26,250	26,250	26,250

	$1,271,690	$1,271,690	$1,096,358	$1,167,113	$2,368,048	$2,438,803

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

The tables below summarize the contractual maturity of the Corporation’s available-for-sale, held-to-maturity investment securities and other investment securities at December 31, 2004, 2003 and 2002:

	December 31, 2004
			After One		After Five Years
	Within		Year but Within		but Within
	One Year		Five Years		Ten Years		Over Ten Years		Total
		Avg		Avg		Avg		Avg	Carrying	Fair	Avg
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Value	Value	Yield
	(Dollars in thousands)
U.S. Treasury	$7,578	2.16%	$—	0.00%	$—	0.00%	$—	0.00%	$7,578	$7,578	2.16%
U.S. Agency Notes	3,057	2.24%	1,062,627	4.56%	362,247	4.13%	—	0.00%	1,427,931	1,427,931	4.45%
P.R. Government Obligations	8,470	4.42%	22,189	4.51%	13,800	4.24%	8,229	6.42%	52,688	52,688	4.73%
Mortgage-backed Securities	—	0.00%	890	8.36%	75	9.50%	488,820	4.30%	489,785	489,785	4.31%
Foreign Securities	75	6.98%	75	5.60%	—	0.00%	—	0.00%	150	150	6.29%
Other Securities	—	0.00%	37,500	1.72%	—	0.00%	—	0.00%	37,500	37,500

Total Securities	$19,180	4.94%	$1,123,281	4.29%	$376,122	4.13%	$497,049	4.33%	$2,015,632	$2,015,632	4.41%

	December 31, 2003
			After One		After Five Years
	Within		Year but Within		but Within
	One Year		Five Years		Ten Years		Over Ten Years		Total
		Avg		Avg		Avg		Avg	Carrying	Fair	Avg
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Value	Value	Yield
	(Dollars in thousands)
U.S. Treasury	$1,000	0.93%	$—	0.00%	$—	0.00%	$—	0.00%	$1,000	$1,000	0.93%
U.S. Agency Notes	6,089	1 .49%	1,105,887	4.13%	—	0.00%	—	0.00%	1,111,976	1,163,612	4.12%
P.R. Government Obligations	4,565	5.18%	40,420	5.43%	6,300	4.52%	8,500	6.44%	59,785	60,784	5.46%
Mortgage-backed Securities	—	0.00%	1,180	8.43%	113	9.31%	1,308,234	4.51%	1,309,527	1,309,641	4.51%
Foreign Securities	50	7.20%	100	7.11%	—	0.00%	—	0.00%	150	150	7.14%
Other Securities	—	0.00%	15,000	0.81%	—	0.00%	—	0.00%	15,000	15,000	0.81%

Total Securities	$11,704	2.91%	$1,162,587	4.14%	$6,413	4.61%	$1,316,734	4.52%	$2,497,438	$2,550,187	4.34%

	December 31, 2002
			After One		After Five Years
	Within		Year but Within		but Within
	One Year		Five Years		Ten Years		Over Ten Years		Total
		Avg		Avg		Avg		Avg	Carrying	Fair	Avg
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Value	Value	Yield
	(Dollars in thousands)
U.S. Treasury	$121,809	1.42%	$—	0.00%	$—	0.00%	$—	0.00%	$121,809	$121,809	1.42%
U.S. Agency Notes	524,284	1.65%	1,509,314	3.64%	—	0.00%	—	0.00%	2,033,598	2,100,962	3.14%
P.R. Government Obligations	39,149	1.73%	31,937	4.99%	7,175	4.64%	11,294	6.40%	89,555	90,622	3.71%
Mortgage-backed Securities	13	10.47%	7,115	3.86%	10,034	8.70%	79,474	3.91%	96,636	98,960	4.40%
Foreign Securities	50	6.20%	150	7.14%	—	0.00%	—	0.00%	200	200	6.91%
Other Securities	—	0.00%	26,250	4.87%	—	0.00%	—	0.00%	26,250	26,250	4.87%

Total Securities	$685,305	1.61%	$1,574,766	3.68%	$17,209	7.01%	$90,768	4.52%	$2,368,048	$2,438,803	3.14%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Loan Portfolio

The following table analyzes the Corporation’s loans by type of loan and includes loans held for sale as of December 31, 2004, 2003 and 2002.

	2004		2003		2002		2001		2000
		% of		% of		% of		% of		% of
		Total		Total		Total		Total		Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
	(Dollars in thousands)
Commercial, industrial and agricultural
Retail commercial banking
Middle-market	$1,439,609	25.8%	$1,354,879	32.1%	$1,220,996	31.7%	$1,329,149	29.9%	$1,407,866	31.4%
Agricultural	62,198	1.1%	62,925	1.5%	67,768	1.8%	96,356	2.2%	108,130	2.4%
SBA	72,963	1.3%	72,060	1.7%	74,160	1.9%	78,606	1.8%	78,693	1.8%
Factor liens	16,818	0.3%	18,291	0.4%	14,026	0.4%	19,179	0.4%	18,976	0.4%
Other	11,978	0.2%	2,754	0.1%	4,699	0.1%	4,336	0.1%	6,704	0.1%

Retail commercial banking	1,603,566	28.7%	1,510,909	35.8%	1,381,649	35.9%	1,527,626	34.4%	1,620,369	36.1%
Corporate banking	632,454	11.3%	523,063	12.4%	479,614	12.4%	615,286	13.8%	646,182	14.4%

Total Commercial	2,236,020	40.0%	2,033,972	48.2%	1,861,263	48.3%	2,142,912	48.2%	2,266,551	50.5%

Construction	199,799	3.6%	209,655	5.0%	309,505	8.0%	327,348	7.4%	396,895	8.8%
Consumer
Personal (installment and other loans)	319,204	5.7%	287,590	6.8%	379,678	9.8%	490,939	11.1%	532,617	11.9%
Automobile	6,434	0.1%	21,232	0.5%	48,384	1.3%	92,966	2.1%	157,236	3.5%
Credit Cards	128,622	2.3%	95,362	2.3%	102,463	2.7%	112,588	2.5%	111,233	2.5%

Total Consumer	454,260	8.1%	404,184	9.6%	530,525	13.8%	696,493	15.7%	801,086	17.9%

Mortgage
Residential	2,573,642	46.1%	1,458,271	34.6%	1,054,115	27.4%	1,161,243	26.1%	917,105	20.4%
Commercial	7,659	0.2%	2,836	0.1%	4,482	0.1%	7,063	0.2%	17,332	0.4%

Total Mortgage	2,581,301	46.3%	1,461,107	34.7%	1,058,597	27.5%	1,168,306	26.3%	934,437	20.8%

Lease Financing	112,152	2.0%	105,849	2.5%	92,993	2.4%	106,756	2.4%	89,715	2.0%

Total Loans, net of unearned interest and deferred fees	$5,583,532	100.0%	$4,214,767	100.0%	$3,852,883	100.0%	$4,441,815	100.0%	$4,488,684	100.0%

As a result of management’s focus on regaining market share, the loan portfolio, including loans held for sale, reflected an increase of 32.5% or $1.4 billion, reaching $5.6 billion at December 31, 2004, compared to the figures reported as of December 31, 2003. The mortgage loan port- folio grew $1.1 billion or 76.7% during 2004 compared to the December 31, 2003 mortgage loan portfolio. There was an 18.4% increase in mortgage loan production for the year ended December 31, 2004 compared to the same period in 2003. The commercial loan portfolio (including construction loans) and the consumer loan portfolio also reflected increases of $192.2 million or 8.6% and $50.1 million or 12.4%, respectively, as of December 31, 2004, compared to December 31, 2003.

Allowance for Loan Losses

The Corporation systematically assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the loan portfolio. Management evaluates the adequacy of the allowance for loan losses on a monthly basis. This evaluation involves the exercise of judgment and the use of assumptions and estimates that are subject to revision, as more information becomes available. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions, loan impairment measurements and the results of internal and regulatory agencies’ loan reviews. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the allowance for loan losses is adequate to absorb probable losses in the Corporation’s loan portfolio.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Commercial and construction loans over a predetermined amount are individually evaluated on a quarterly basis for impairment following the provisions of Statement of Accounting Standards (SFAS) No. 114, “Accounting by Creditors of a Loan.” A loan is impaired when based on current information and events; it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. The impairment loss, if any, on each individual loan identified as impaired is measured based on the present value of expected cash flows discounted at the loan’s effective interest rate, except as a practical expedient, we may measure impairment based on the loan’s observable market price, or the fair value of the collateral, if the loan is collateral dependent. Substantially all of the Corporation’s impaired loans are measured on the basis of the fair value of the collateral, net of estimated disposition costs. The Corporation maintains a detailed analysis of all loans identified as impaired with their corresponding allowances and the specific component of the allowance is computed on a quarterly basis. Additions, deletions or adjustments to the analysis are tracked and formal justification is documented detailing the rationale for such adjustments.

For small, homogeneous type of loans, a general allowance is computed based on average historical loss experience or ratios for each corresponding type of loans (consumer, credit cards, residential mortgages, auto, etc.). The methodology of accounting for all probable losses is made in accordance with the guidance provided by Statement of Accounting Standards (SFAS) No. 5, “Accounting for Contingencies.” In determining the general allowance, the Corporation applies a loss factor for each type of loan based on the average historical net charge off for the previous two or three years for each portfolio adjusted for other statistical loss estimates, as deemed appropriate. Historical loss rates are reviewed at least quarterly and adjusted based on changes in actual collections and charge off experience as well as significant factors that in management’s judgement reflect the impact of any current conditions on loss recognition. Factors that management considers in the analysis of the general reserve include the effect of the trends in the nature and volume of loans (delinquency, charge-offs and non-accrual loans), changes in the mix or type of collateral, asset quality trends, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies.

The determination of the allowance for loan losses under SFAS No. 5 is based on historical loss experience by loan type, management judgment of the quantitative factors (historical net charge-offs, statistical loss estimates, etc.), as well as qualitative factors (current economic conditions, portfolio composition, delinquency trends, industry concentrations, etc.), which result in the final determination of the provision for loan losses to maintain a level of allowance for loan losses deemed to be adequate.

The Corporation’s methodology for allocating the allowance among the different parts of the portfolio or different elements of the allowance is based on the historical loss percentages for each type or pool of loan (consumer, commercial, construction, mortgage and other), after assigning the specific allowances for impaired loans on an individual review process. The sum of specific allowances for impaired loans plus the general allowances for each type of loan not specifically examined constitutes the total allowance for loan losses at the end of any reporting period.

An unallocated allowance is maintained to absorb changes and unexpected losses that may result from certain significant external factors, such as (a) the Corporation’s moderate concentration in certain industries, especially health care, and agriculture businesses; (b) the slow growth of the Puerto Rico economy as evidenced by high unemployment figures; (c) the broad negative effect on the Puerto Rico economy of the increased price of oil and oil-related products that could extend well into 2005; (d) interest rate forecasts and (e) the negative collateral economic effect of the war in Iraq or additional terrorist attacks, both which add material risk to the economy and curtail economic recovery. This allowance is based primarily on historical experience, current trends in factors such as bankruptcies and loss trends, among others.

On a quarterly basis, management reviews its determination of the allowance for loan losses which includes the specific allowance computed according to the provisions of SFAS No. 114 and the general allowance for small, homogenous type of loans, which is based on historical loss percentages for each type or pool of loan. This analysis also considers loans classified by the internal loan review department, the internal auditors, the in-house Watch System Unit, and banking regulators.

The Corporation has not changed any aspects of its overall approach in the determination of the allowance for loan losses, and there have been no material changes in assumptions or estimation techniques, as compared to prior periods.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	Year ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Balance at beginning of year	$69,693	$56,906	$51,738	$50,597	$55,176
Provision for loan losses	26,270	49,916	63,699	65,240	37,095

	95,963	106,822	115,437	115,837	92,271

Losses charged to the allowance:
Commercial and industrial	19,250	9,198	19,158	19,576	9,930
Construction	—	499	1,528	—	—
Mortgage	—	—	—	74	—
Consumer	18,969	36,544	45,676	51,312	43,664
Leasing	1,658	1,434	3,125	3,858	373

	39,877	47,675	69,487	74,820	53,967

Recoveries:
Commercial and industrial	5,271	4,478	3,443	4,128	4,385
Construction	—	433	18	104	94
Mortgage	—	7	1	—	—
Consumer	7,341	5,127	7,044	6,409	7,741
Leasing	479	501	450	80	73

	13,091	10,546	10,956	10,721	12,293

Net loans charged-off	26,786	37,129	58,531	64,099	41,674

Balance at end of year	$69,177	$69,693	$56,906	$51,738	$50,597

Ratios:
Allowance for loan losses to year-end loans	1.24%	1.65%	1.48%	1.16%	1.13%
Recoveries to charge-offs	32.83%	22.12%	15.77%	14.33%	22.78%
Net charge-offs to average loans	0.56%	0.93%	1.41%	1.44%	0.91%
Allowance for loan losses to net charge-offs	258.26%	187.71%	97.22%	80.72%	121.41%
Allowance for loan losses to non-performing loans	79.05%	70.85%	46.10%	54.34%	74.29%

Provision for loan losses to:
Net charge-offs	98.07%	134.44%	108.83%	101.78%	89.01%
Average loans	0.55%	1.24%	1.53%	1.47%	0.81%

During the third quarter of 2004, the Corporation reclassified its reserves related to unfunded lending commitments and standby letters of credit from the allowance for loan losses to other liabilities. Prior period amounts have been reclassified to conform to the current presentation. Changes in the reserve for unfunded commitments and standby letters of credit were as follows:

	Year ended December 31,
	2004	2003	2002	2001	2000
			(In thousands)
Balance at beginning of year	$879	$1,050	$1,119	$929	1,024
Provision (credit) for losses on unfunded commitments and standby letters of credit	390	(171)	(69)	190	(95)

Balance at end of year	$1,269	$879	$1,050	$1,119	929

2004 compared to 2003. One of the Corporation’s specific goals during 2004 was to continue improving the quality of its loan portfolio by strengthening its collection efforts and employing more stringent lending criteria. The Corporation’s allowance for loan losses was $69.2 million, or 1.24% of period-end loans at December 31, 2004, a 41 basis point reduction compared to $69.7 million, or 1.65% of period-end loans at December 31, 2003. The decrease in this ratio was partially due to a significant reduction in net loans charged off as well as lower non-performing loans during the period. The reduction of $23.6 million, or 47.4% in the provision for loan losses for the year ended December 31, 2004 was due to an 11.0% decrease in non-performing loans and a 27.9% reduction in net charge-offs during 2004 compared to 2003. In addition to the improvements in non-performing loans and net charge-offs, the reduction in the provision for loan losses was due to

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

a significant decrease in the percentage of net consumer loan charge-offs during 2004, resulting in an improvement in the loss ratios which are used in the estimation of the allowance for loan losses for the consumer loan portfolio.

The coverage ratio (allowance for loan losses to non-performing loans) improved to 79.05% at December 31, 2004, from 70.85% at December 31, 2003, due to a net decrease in non-performing loans of $10.9 million. The portfolio with the highest level of non-performing loans during the year was the mortgage loan portfolio, which is fully collateralized and in which the Corporation has historically experienced a very low level of charge-offs. Excluding non-performing mortgage loans this ratio is 135.0% compared to 123.9% as of December 31, 2003.

The annualized ratio of net charge-offs to average loans for the year ended December 31, 2004 decreased 37 basis points to 0.56% from 0.93% for the same period in 2003.

Net charge-offs for the year ended December 31, 2004 were significantly lower than those for the same period in 2003 due to more stringent lending criteria, aggressive collection efforts and continuous monitoring of the loan portfolio. Consumer loan charge-offs continued reflecting improvement during 2004 with a reduction of $17.6 million or 48.1%.

The allowance for loan losses decreased $0.5 million from $69.7 million at December 31, 2003 to $69.2 million at December 31, 2004. At December 31, 2004 impaired loans (loans evaluated individually for impairment) with related allowance amounted to approximately $80.1 million and $4.9 million, respectively.

Management expects to continue the positive trend experienced in 2003 and 2004 by continuing to improve the quality of its loan portfolio, improving collection efforts and continuing with its stringent lending criteria.

2003 compared to 2002. The Corporation’s efforts during 2003 were geared towards improving the quality of its loan portfolio by strengthening its collection efforts and employing more stringent lending criteria, and have had a positive impact on the allowance for loan losses. During 2003 there was a reduction in the provision for loan losses of 21.6% or $13.8 million while maintaining a ratio of allowance for loan losses to year-end loans of 1.65%, a 17-basis point improvement over the 2002 ratio of 1.48%. The reduction in the provision for loan losses was due to lower net charge-offs and a decrease in non-performing loans in 2003.

Net charge-offs reflected a 36.6% or $21.4 million decrease from $58.5 million in 2002 to $37.1 million in 2003. Losses charged to the allowance amounted to $69.5 million in 2002 and $47.7 million in 2003, with significant reductions in commercial loan charge-offs of $10.0 million, or 52%, and consumer loan charge-offs of $9.1 million, or 20%. Recoveries reflected a decrease of $0.4 million during 2003. As a result of the improvement in net losses charged to the allowance in 2003, the recoveries to charge-off ratio improved from 15.77% in 2002 to 22.12% in 2003 and the net charge-offs to average loans ratio improved from 1.41 % in 2002 to 0.93% in 2003.

Non-performing loans also reflected an improvement of $25.1 million or 20.3% from $123.4 million in 2002 to $98.4 million in 2003. There were improvements in non-performing commercial, construction and consumer loans that were partially offset by an increase in non-performing mortgage loans. The Corporation has historically experienced a very low rate of losses on its mortgage loan portfolio and the increase in non-performing mortgage loans is a reflection of the increase in the mortgage loan portfolio from $1.1 billion in 2002 to $1.5 billion in 2003. The improvement in non-performing loans resulted in an improvement in the ratio of the allowance for loan losses to non-performing loans from 46.10% in 2002 to 70.85% in 2003 and in the ratio of non-performing loans to total loans of 87 basis points from 3.20% in 2002 to 2.33% in 2003.

Although the provision for loan losses decreased during 2003, there was a change in the composition of the allowance and the required provision due to changes in loan concentrations and quality. The commercial loan portfolio has experienced an increase by loan exposure to a single borrower. Loans over $15 million to a single borrower or related group have increased by $283.2 million from December 31, 2002 to December 31, 2003, reaching $984.0 million as of that date. Also, the commercial loan portfolio reflected an increase in the Impaired Classification under the provisions of SFAS No. 114, resulting in additional specific provisions. Impaired loans increased from $51.2 million on December 31, 2002 to $80.9 million as of December 31, 2003 with an increase in the related allowance for impaired loans of $5.8 million, from $3.1 million in 2002 to $8.9 million in 2003. Refer to note 6 of the consolidated financial statements for full disclosure of impaired loans under the provisions of SFAS No. 114. The breakdown by loan category of the allowance for loan losses highlights an increment of approximately $4.4 million in the allowance for loan losses pertaining to commercial loans from 2002 to 2003.

The increase in the allowance for loan losses to $69.7 million in 2003 from $56.9 million in 2002 is a result of significant reduction in net losses charged to the allowance and in general, to improved asset quality ratios and expected economic conditions and trends. Management expects to continue the positive trend experienced in 2003 by continuing to improve the quality of its loan portfolio, improving collection efforts and continuing with its stringent lending criteria.

The allowance for loan losses to non-performing loans increased from 70.85% at December 31, 2003, to 79.05% at December 31, 2004, due to a net increase in non-performing loans of $10.9 million at December 31, 2004. The portfolio with the highest level of non-performing loans during the year was the mortgage loan portfolio, which is fully collateralized and in which the Corporation has

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

historically experienced a very low level of charge-offs. When non-performing mortgage loans are excluded, the ratio of allowance for loan losses to non-performing loans reached 135.0% as of December 31, 2004 compared to 123.9% as of December 31, 2003. Net charge-offs of $26.8 million were partially offset by a provision of $26.3 million for the year ended 2004. Lower net charge-offs in 2004 together with the lower non-performing loans resulted in a lower provision for loan losses while still maintaining an allowance for loan losses to year-end loans of 1.24%.

Broken down by major loan categories, the allowance for loan losses for the five years ended December 31, 2004, 2003, 2002, 2001 and 2000 was as follows:

	2004		2003		2002		2001		2000
		% of loans		% of loans		% of loans		% of loans		% of loans
		in each		in each		in each		in each		in each
		category		category		category		category		category
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
	(Dollars in thousands)
Commercial	$27,152	40.0%	$25,790	48.2%	$21,415	48.3%	$14,577	48.2%	$13,565	50.5%
Construction	1,208	3.6%	1,194	5.0%	4,149	8.0%	1,756	7.4%	2,175	8.8%
Consumer	30,832	8.1%	33,751	9.6%	29,711	13.8%	26,578	15.7%	30,789	17.9%
Mortgage	6,567	46.3%	3,747	34.7%	124	27.5%	119	26.3%	85	20.8%
Lease financing	2,068	2.0%	2,922	2.5%	1,833	2.4%	1,430	2.4%	1,742	2.0%
Unallocated	1,350	—	2,289	—	(326)	—	7,278	—	2,241	—

	$69,177	100.0%	$69,693	100.0%	$56,906	100.0%	$51,738	100.0%	$50,597	100.0%

Under the caption “Unallocated” the Corporation maintains an unallocated reserve for loan losses of $1.4 million as of December 31, 2004. The unallocated allowance is maintained to absorb higher than anticipated losses that may result from certain significant external factors such as (a) the Corporation’s moderate concentration of loans in certain industries, specially health care and agriculture; (b) the slow growth of the Puerto Rico economy as evidenced by high unemployment figures; (c) the broad negative effect on the Puerto Rico economy of the increased price of oil and oil-related products that could extend well into 2005; (d) interest rates forecasts; and (e) the negative collateral economic effect of the war with Iraq or additional terrorist attacks, both which add material risk to the economy and curtail economic recovery.

Any loan considered to be impaired is measured by the Corporation at the present value of expected future cash flows using the loan’s effective interest rate, or as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the agreement. At December 31, 2004, 2003 and 2002, the portion of the allowance for loan losses related to impaired loans was $4.9 million, $8.9 million and $3.1 million, respectively. Please refer to Notes 1 and 6 to the consolidated financial statements for further information.

Liabilities

The principal sources of funding for the Corporation are its equity capital, core deposits from retail and commercial clients, and wholesale deposits and borrowings raised in the interbank and commercial markets.

As of December 31, 2004, total liabilities reached $7.8 billion, an increase of $0.9 billion compared to December 31, 2003. This increase in total liabilities was principally due to increases in deposits of $605.9 million, in borrowings of $268.3 million and other liabilities of $25.1 million. Federal funds purchased and other borrowings increased $430.3 million and commercial paper increased $374.6 million. These increases were partially offset by a reduction of $458.8 million in securities sold under agreements to repurchase and $77.8 million in term and subordinated notes.

In order to fund its operations, including cash flow requirements and future growth, the Corporation undertook several financing transactions during 2004. During the first quarter of 2004, Banco Santander Puerto Rico issued $30 million in S&P Linked Notes to obtain long term financing at a reasonable interest rate. Proceeds from the offering were used to finance the loan portfolio. During the fourth quarter of 2004 the Corporation issued $75,000,000 of its 6.30% Subordinated Notes due June 2032. The net proceeds from the sale of the Notes were used to refinance existing debt incurred in the acquisition of Santander Securities Corporation and for other general corporate purposes.

The following table sets forth the Corporation’s average daily balance of liabilities for the years ended December 31, 2004, 2003 and 2002 by source, together with the average interest rates paid thereon.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	Year ended December 31,
	2004			2003			2002
		% of			% of			% of
	Average	Total	Average	Average	Total	Average	Average	Total	Average
	Balance	Liabilities	Cost	Balance	Liabilities	Cost	Balance	Liabilities	Cost
	(Dollars in thousands)
Savings deposits	$1,916,270	26.8%	1.33%	$1,834,424	29.9%	1.41%	$1,731,965	28.4%	2.00%
Time deposits	1,580,760	22.2%	2.21%	1,283,678	21.0%	2.34%	1,751,206	28.8%	2.84%

Interest-bearing deposits	3,497,030	49.0%	1.72%	3,118,102	50.9%	1.80%	3,483,171	57.2%	2.42%

Federal funds, repos, and commercial paper	2,648,854	37.1%	2.80%	2,016,044	32.9%	3.14%	1,501,310	24.6%	3.75%
Term and subordinated notes	162,298	2.2%	3.83%	232,057	3.8%	5.62%	364,018	6.0%	5.26%

Total borrowings	2,811,152	39.3%	2.86%	2,248,101	36.7%	3.39%	1,865,328	30.6%	4.05%

Total interest-bearing liabilities	6,308,182	88.3%	2.23%	5,366,203	87.6%	2.47%	5,348,499	87.8%	2.99%

Non-interest-bearing deposits	656,215	9.2%	0.00%	631,582	10.3%	0.00%	613,647	10.1%	0.00%
Other liabilities	179,608	2.5%	0.00%	131,178	2.1%	0.00%	128,554	2.1%	0.00%
Total non interest-bearing liabilities	835,823	11.7%	0.00%	762,760	12.4%	0.00%	742,201	12.2%	0.00%

Total Liabilities	$7,144,005	100.0%	1.97%	$6,128,963	100.0%	2.16%	$6,090,700	100.0%	2.63%

As of December 31, 2004, total deposits were $4.7 billion, reflecting an increase of $605.9 million, or 14.6%, over deposits of $4.1 billion as of December 31, 2003. This increase was in line with the Corporation’s objective of increasing its market share. The Corporation continues its efforts to increase its core deposit base by maintaining competitive interest rates, maximizing the cross selling of products and services by the segmentation of its client base and the extensive use of alternative marketing tools such as telephone and internet banking.

The following tables set forth additional details on the Corporation’s average deposit base for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
Average Total Deposits	2004	2003	2002
	(In thousands)
Private Demand	$595,012	$567,970	$562,791
Public Demand	61,203	63,612	50,856

Non interest-bearing	656,215	631,582	613,647

Savings Accounts	786,006	769,572	587,799
NOW and Super NOW accounts	527,954	505,403	450,563
Government NOW accounts	602,310	559,449	693,603

Total Savings Accounts	1,916,270	1,834,424	1,731,965

Certificates of deposit:
Under $100,000	215,446	261,232	295,442
$100,000 and over	1,202,368	882,809	1,252,751
936	38,694	63,526	42,075
Public time accounts	124,252	76,111	160,938

Total Certificates of Deposit	1,580,760	1,283,678	1,751,206

Total Deposits	$4,153,245	$3,749,684	$4,096,818

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

The following table sets forth the amount of time deposits of $100,000 or more as of December 31, 2004.

December 31,
2004
(In thousands)
Three months or less	$961,587
Over three months through six months	165,744
Over six months through twelve months	77,880
Over twelve months	587,929

Total	$1,793,140

The Corporation’s most important source of funding is its customer deposits. Average non interest-bearing deposits, representing 9.2% of the Corporation’s average total liabilities for the year ended December 31, 2004, are the least expensive source of funding for the Corporation. Total average deposits represented 58.2%, 61.2% and 67.3% of total average liabilities of the Corporation as of December 31, 2004, 2003 and 2002, respectively.

For the year ended December 31, 2004, the Corporation’s customer deposits (average balance) consisted primarily of $656.2 million in non interest-bearing checking accounts and $3.5 billion of interest-bearing deposits. The increase in average interest-bearing deposits was primarily in certificates of deposit greater than $100,000.

The average balance of the Corporation’s total borrowings increased 25.1% from $2.2 billion for the year ended December 31, 2003, to $2.8 billion for the year ended December 31, 2004, in order to maintain adequate levels of liquidity and to meet funding requirements.

The Corporation’s current funding strategy is to continue to use various alternative funding sources taking into account their relative cost, their availability and the general asset and liability management strategy of the Corporation, placing a stronger emphasis on obtaining client deposits and reducing reliance on borrowings.

For further information regarding the Corporation’s borrowings, see Notes 12 and 13 to the consolidated financial statements.

Capital and Dividends

Stockholder’s equity decreased in 2003 as a result of the early redemption of preferred stock of the Bank and the purchase of our broker-dealer affiliate, Santander Securities.

On December 26, 2003, Banco Santander redeemed 2,610,008 preferred shares with a par value of $25, at a price of $26 per share. The preferred shares were cancelled because they carried an above market interest rate of 7% and the Corporation was able to maintain our “well capitalized” status after the cancellation. This transaction was completed with full regulatory approval.

During the fourth quarter of 2004 the Corporation issued $75,000,000 of its 6.30% Subordinated Capital Notes, that qualify for Tier II capital and are due June 2032. The net proceeds from the sale of the Notes were used to refinance existing debt incurred in the acquisition of Santander Securities Corporation and for other general corporate purposes.

The Corporation does not expect favorable or unfavorable trends that would materially affect our capital resources.

As an investment-grade rated entity by several nationally recognized rating agencies, the Corporation has access to a variety of capital issuance alternatives in the United States and Puerto Rico capital markets. The Corporation continuously monitors its capital raising alternatives. The Corporation may issue additional capital in the future, as needed, to maintain its “well-capitalized” status.

Stockholders’ equity was $556.0 million or 6.7% of total assets at December 31, 2004, compared to $480.8 million or 6.5% of total assets at December 31, 2003. The increase in stockholders’ equity was mainly due to net income of $84.5 million for the period and an improvement in accumulated other comprehensive income of $12.6 million. These increases in stockholders’ equity were partially offset by dividends declared and paid of $21.9 million.

On July 9, 2004, the Board of Directors declared a 10% stock dividend to all shareholders of record as of July 20, 2004, payable on August 3, 2004. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the accompanying financial information have been adjusted to reflect this stock dividend.

During 2003 and 2002 the Corporation declared and paid annual cash dividends of $0.44 per common share to common shareholders. During 2004 the Corporation declared and paid cash dividends of $0.49 per common share to its common shareholders. The Corporation’s current annualized dividend yield is 2.12%, based on the fourth quarter of 2004 dividend of $0.16 per common share.

The Corporation adopted and implemented various Stock Repurchase Programs in May 2000, December 2000 and June 2002. Under these programs the Corporation acquired 3% of the then outstanding common shares. During November 2002, the Corporation started a fourth Stock Repurchase program under which it may acquire 3% of its outstanding common shares. In November 2002, the Board of Directors authorized the Corporation to repurchase up to 928,204 shares, or approximately 3%, of its shares of outstanding common stock. The Board felt that the Corporation’s shares of common stock represented an attractive investment at prevailing market prices at the time of the adoption of the common stock repurchase program and that, given the relatively small amount of the program, the stock repurchases would not have a significant impact on liquidity and capital positions. The program has no time limitation and management is authorized to effect

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

repurchases at its discretion. The authorization permits the Corporation to repurchase shares from time to time in the open market or in privately negotiated transactions. The timing and amount of any repurchases will depend on many factors, including the Corporation’s capital structure, the market price of the common stock and overall market conditions. All of the repurchased shares will be held by the Corporation as treasury stock and reserved for future issuance for general corporate purposes.

During the year ended December 31, 2004, the Corporation did not repurchase any shares of common stock, compared to 167,500 shares of common stock repurchased during the year ended December 31, 2003 at a cost of $2.3 million. As of December 31, 2004, the Corporation had repurchased 4,011,260 shares of its common stock under these programs at a cost of $67.6 million. Management believes that the repurchase program has not had a significant effect on the Corporation’s liquidity and capital positions.

The Corporation has a Dividend Reinvestment Plan and a Cash Purchase Plan wherein holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation’s common stock. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of the Corporation’s common stock.

During 2004, the Corporation’s common stock price per share increased from $22.14 at December 31, 2003 to $30.16 at December 31, 2004, representing a 36% or $374.2 million increase in aggregate shareholder value.

The Corporation is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Corporation’s common stock is listed on the New York Stock Exchange (“NYSE”) and on the Madrid Stock Exchange (LATIBEX). The symbol on the NYSE and on the LATIBEX for the common stock is “SBP” and “XSBP,” respectively. There were approximately 153 holders of record of the Corporation’s common stock as of December 31, 2004, not including beneficial owners whose shares are held in names of brokers or other nominees.

The following table sets forth the high and low market prices of the Corporation’s common stock for the periods indicated, after retroactive adjustment for the effect of the stock dividend declared on July 9, 2004.

			Cash	Book
			Dividends	Value
Period	High	Low	per Share	per Share
2004
1st Quarter	$25.50	$22.33	$0.11	$10.90
2nd Quarter	28.41	21.66	0.11	10.54
3rd Quarter	25.11	21.82	0.11	11.28
4th Quarter	30.45	24.82	0.16	11.58

2003
1st Quarter	$12.77	$11.17	$0.11	$11.51
2nd Quarter	15.02	12.09	0.11	11.49
3rd Quarter	18.32	14.65	0.11	11.77
4th Quarter	23.91	17.45	0.11	10.31

As of December 31, 2004, the Corporation was classified as a “well capitalized” institution under the regulatory framework for prompt corrective action. At December 31, 2004, the Corporation continued to exceed the regulatory risk-based capital requirements for well-capitalized institutions. Tier I capital to risk-adjusted assets and total capital ratios at December 31, 2004 were 9.27% and 11.90%, respectively, and the leverage ratio was 6.36%. The reduction in the Corporation’s capital ratios in 2003 compared to 2002 is due to the redemption of its preferred stock in December 2003 and the corporate reorganization described in Note 1 to the financial statements. Refer to notes 1 and 15 in the consolidated financial statements for additional information.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Capital Adequacy Data

						To be Well Capitalized
			For Minimum Capital			Under Prompt Corrective
			Adequacy Purposes			Action Provision
	Actual		Amount		Ratio	Amount		Ratio
	Amount	Ratio	Must be		Must be	Must be		Must be
	(Dollars in thousands)
December 31, 2004:
Total Capital (to Risk-weighted Assets)
Santander BanCorp	$641,948	11.90%	≥	$431,496	≥ 8.00%		N/A
Banco Santander	598,153	11.19%	≥	427,503	≥ 8.00%		≥ $534,379	≥10.00%
Tier I (to Risk-weighted Assets)
Santander BanCorp	499,800	9.27%	≥	215,748	≥ 4.00%		N/A
Banco Santander	531,311	9.94%	≥	213,751	≥ 4.00%	≥	320,627	≥ 6.00%
Leverage (to average assets)
Santander BanCorp	499,800	6.36%	≥	235,601	≥ 3.00%		N/A
Banco Santander	531,311	6.83%	≥	233,389	≥ 3.00%	≥	388,982	≥ 5.00%

December 31, 2003:
Total Capital (to Risk-weighted Assets)
Santander BanCorp	$508,148	10.41%	≥	$390,568	≥ 8.00%		N/A
Banco Santander	524,697	10.89%	≥	369,182	≥ 8.00%		≥$461,478	≥10.00%
Tier I (to Risk-weighted Assets)
Santander BanCorp	431,504	8.84%	≥	195,284	≥ 4.00%		N/A
Banco Santander	464,364	9.64%	≥	184,591	≥ 4.00%	≥	276,887	≥ 6.00%
Leverage (to average assets)
Santander BanCorp	431,504	6.04%	≥	214,460	≥ 3.00%		N/A
Banco Santander	464,364	6.59%	≥	189,470	≥ 3.00%	≥	315,783	≥ 5.00%

December 31, 2002:
Total Capital (to Risk-weighted Assets)
Santander BanCorp	$617,968	13.39%	≥	$369,199	≥8.00%		N/A
Banco Santander	604,892	12.04%	≥	364,297	≥8.00%	≥	$455,371	≥ 10.00%
Tier I (to Risk-weighted Assets)
Santander BanCorp	560,280	12.14%	≥	184,599	≥ 4.00%		N/A
Banco Santander	547,971	13.29%	≥	182,149	≥ 4.00%	≥	273,224	≥ 6.00%
Leverage (to average assets)
Santander BanCorp	560,280	8.87%	≥	189,470	≥3.00%		N/A
Banco Santander	547,971	8.74%	≥	188,166	≥ 3.00%	≥	313,610	≥ 5.00%

Goodwill and Intangible Assets

Goodwill and intangible assets were $42.8 million at December 31, 2004, compared with $39.5 million at December 31, 2003. The increase in 2004, was principally due to mortgage servicing rights arising from the sale of mortgages. There was no goodwill impairment recognized during 2004 or 2003, refer to notes 1 and 9 of the consolidated financial statements for additional information. Total goodwill and intangibles at December 31, 2004 and 2003 consisted of:

	2004	2003	2002
	(In millions)
Mortgage-servicing Rights	$6.5	$4.7	$8.4
Advisory-servicing Rights	1.5	—	—
Core Deposit Intangibles	—	—	2.7
Goodwill	34.8	34.8	34.8

	$42.8	$39.5	$45.9

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Risk Management

The Corporation has specific policies and procedures which structure and delineate the management of risks, particularly those related to credit, interest rate exposure and liquidity risk. Risks are identified, measured and monitored through various committees including the Asset and Liability Committee, Credit and Investment Committees, among others.

Credit Risk Management and Loan Quality

The lending activity of the Corporation represents its core function, and as such, the quality and effectiveness of the loan origination and credit risk areas are imperative to management for the growth and success of the Corporation. The importance of the Corporation’s lending activity has been considered when establishing functional responsibilities, organizational reporting, lending policies and procedures, and various monitoring processes and controls.

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

In addition, the Corporation has an independent Loan Review Department and an independent Internal Audit Division, each of which conducts monitoring and evaluation of loan portfolio quality, loan administration, and other related activities, carried on as part of the Corporation’s lending activity. Both departments provide periodic reports to the Board of Directors, continuously assess the validity of information reported to the Board of Directors and maintain compliance with established lending policies.

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

The Corporation’s collateral requirements for loans depend on the financial strength and liquidity of the prospective borrower and the principal amount and term of the proposed financing. Acceptable collateral includes cash, marketable securities, mortgages on real and personal property, accounts receivable, and inventory.

The Corporation’s gross loan portfolio as of December 31, 2004, 2003 and 2002 amounted to $5.6 billion, $4.2 billion and $3.9 billion, respectively, which represented 69.0%, 59.5% and 56.5%, respectively, of the Corporation’s total earning assets. The loan portfolio is distributed among various types of credit, including commercial business loans, commercial real estate loans, construction loans, small business loans, consumer lending and residential mortgage loans. The credit risk exposure provides for diversification among specific industries, specific types of business, and related individuals. As of December 31, 2004, there was no obligor group that represented more than 2.5% of the Corporation’s total loan portfolio. Obligors resident or having a principal place of business in Puerto Rico comprised approximately 99% of the Corporation’s loan portfolio.

As of December 31, 2004, the Corporation had over 129,000 consumer loan customers and over 8,500 commercial loan customers. As of such date, the Corporation had 32 clients with commercial loans outstanding over $10.0 million. Although the Corporation has generally avoided cross-border loans, the Corporation had approximately $13.5 million in cross-border loans as of December 31, 2004, which are collateralized with real estate in the United States of America, cash and marketable securities.

The following risk concentration categories existed at year-end.

Industry Risk

Commercial loans, including commercial real estate and construction loans, amounted to $2.4 billion as of December 31, 2004. The Corporation accepts various types of collateral to guarantee specific loan obligations. As of December 31, 2004, the use of real estate as loan collateral has resulted in a portfolio of approximately $1.4 billion, or 56.2% of the commercial loan portfolio. In addition, as of such date, loans secured by cash collateral and marketable securities amounted to $266.4 million, or 10.5% of the commercial loan portfolio. Commercial loans guaranteed by federal or local government amounted to $104.2 million as of December 31, 2004, which represents 4.1% of the commercial loan portfolio. The remaining commercial loan portfolio had $205.9 million partially secured by other types of collateral including, among others, equipment, accounts receivable, and inventory. As of December 31, 2004, unsecured commercial loans represented $397.3 million or 15.6% of commercial loans receivable; however, the majority of these loans were backed by personal guarantees.

In addition to the commercial loan portfolio indicated above, as of December 31, 2004, the Corporation had $1.0 billion in unused commitments under commercial lines of credit. These credit facilities are typically structured to mature within one year. As of December 31, 2004, stand-by letters of credit amounted to $244.1 million.

The commercial loan portfolio is distributed among the different economic sectors and there are no concentrations of credit consisting of direct, indirect, or contingent obligations

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

in any specific borrower, an affiliated group of borrowers, or borrowers engaged in or dependent on one industry. The Corporation provides for periodic reviews of industry trends and the credits’ susceptibility to external factors.

Government Risk

As of December 31, 2004, $1.4 billion of the Corporation’s investment securities represented exposure to the U.S. government in the form of U.S. Treasury securities and federal agency obligations. In addition, as of such date, $44.6 million of residential mortgages and $106.6 million in commercial loans were insured or guaranteed by the U.S. Government or its agencies through the Small Business Administration (SBA) and Rural Development Programs. The Corporation is one of the largest SBA lenders in Puerto Rico. Furthermore, as of December 31, 2004, there were $85.8 million of investment securities representing obligations of the Commonwealth of Puerto Rico, its agencies, instrumentalities and political subdivisions, $65.5 million of money market deposits with Puerto Rico government banks, as well as $6.6 million of mortgage loans and $120.3 million in commercial loans issued to or guaranteed by Puerto Rico government entities.

Non-performing Assets and Past Due Loans

The following table sets forth non-performing assets as of December 31, 2004, 2003, 2002, 2001 and 2000.

	Year ended December 31,
	2004	2003	2002	2001	2000
		(Dollars in thousands)
Commercial, Industrial and Agricultural	$27,975	$30,884	$35,369	$29,753	$27,095
Construction	11,200	10,085	31,248	1,020	98
Mortgage	36,252	42,107	36,071	47,954	22,223
Consumer	6,808	9,312	15,930	12,361	13,167
Lease Financing	2,715	4,027	3,735	3,146	5,527
Restructured Loans	2,560	1,953	1,085	978	—

Total non-performing loans	87,510	98,368	123,438	95,212	68,110
Total repossessed assets	3,937	4,989	17,563	4,790	10,345

Non-performing assets	$91,447	$103,357	$141,001	$100,002	$78,455

Accruing loans past-due 90 days or more	$3,377	$2,404	$3,928	$5,528	$4,661
Non-performing loans to total loans	1.57%	2.33%	3.20%	2.14%	1.52%
Non-performing loans plus accruing loans past due 90 days or more to total loans	1.63%	2.39%	3.31%	2.27%	1.62%
Non-performing assets to total assets	1.10%	1.40%	1.98%	1.30%	1.02%
Interest lost	$2,351	$3,127	$2,338	$3,168	$2,276

Non-performing assets consist of past-due loans with principal or interest payments over 90 days on which no interest income is being accrued, renegotiated loans and other real estate owned.

Once a loan is placed on non-accrual status, interest is recorded as income only to the extent of the Corporation’s management expectations regarding the full collectibility of principal and interest on such loans. The interest income that would have been realized had these loans been performing in accordance with their original terms amounted to $2.4 million in 2004, $3.1 million in 2003 and $2.3 million in 2002.

As of December 31, 2004, total non-performing loans and accruing past due loans (excluding other real estate owned) decreased to $90.9 million, or 1.63%, of total loans, from $100.8 million, or 2.39%, of total loans as of December 31, 2003. The most significant decreases in non-performing loans were in the mortgage, commercial and consumer loan portfolios reflecting decreases of $5.9 million, $2.9 million and $2.5 million, respectively, followed by the leasing portfolio, which reflected a decrease in non-performing loans of $1.3 million. These decreases were partially offset by increases in non-performing construction loans of $1.1 million. Non-performing loans (excluding other real estate owned) at December 31, 2004 decreased to $87.5 million, or 1.57%, of total loans from $98.4 million, or 2.33%, of total loans at December 31, 2003. Repossessed assets decreased to $3.9 million at December 31, 2004, from $5.0 million at December 31, 2003, as a result of various sales during the year then ended that generated a gain of $0.9 million. As of December 31, 2004 the coverage ratio (allowance for loan losses to total non-performing loans) improved to 79.05% from 70.85% as of December 31, 2003.

The Corporation’s policy is to discontinue the accrual of interest income when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on past-due loans except for credit card and residential mortgage loans for which it is not recognized after four months. Once interest accrual has been discontinued, income on non-performing loans is recognized only to the extent that it is collected.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Potential Problem Loans

As a general rule, the Corporation closely monitors certain loans not disclosed under “Non-performing Assets and Past Due Loans” but that represent a greater than normal credit risk. These loans are not included under the non-performing category, but management provides close supervision of their performance. The identification process is implemented through various risk management procedures, such as periodic review of customer relationships, a risk grading system, an internal watch system and a loan review process. This classification system enables management to respond to changing circumstances and to address the risk that may arise from changing business conditions or any other factors that bear significantly on the overall condition of these loans. The principal amounts of loans under this category as of December 31, 2004 and 2003, were approximately $56.3 million and $58.3 million, respectively.

Asset and Liability Management

The Corporation’s policy with respect to asset and liability management is to maximize its net interest income, return on assets and return on equity while remaining within the established parameters of interest rate and liquidity risks provided by the Board of Directors and the relevant regulatory authorities. Subject to these constraints, the Corporation takes mismatched interest rate positions. The Corporation’s asset and liability management policies are developed and implemented by its Asset and Liability Committee (“ALCO”), which is composed of senior members of the Corporation including the President, Chief Accounting Officer, Treasurer and other executive officers of the Corporation. The ALCO reports on a monthly basis to the Board of Directors.

Market Risk and Interest Rate Sensitivity

A key component of the Corporation’s asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity, which means that an increase in interest rates would have a positive effect on net interest income, while a decrease in interest rates would have a negative effect on net interest income. The Corporation is experiencing a negative gap at December 31, 2004 with a one-year cumulative gap of $1.1 billion. This denotes liability sensitivity, which means that an increase in interest rates would have a negative effect on net interest income while a decrease in interest rates would have a positive effect on net interest income.

The Corporation’s interest rate sensitivity strategy takes into account not only rates of return and the underlying degree of risk, but also liquidity requirements, capital costs and additional demand for funds. The Corporation’s maturity mismatches and positions are monitored by the ALCO and are managed within limits established by the Board of Directors. The following table sets forth the repricing of the Corporation’s interest earning assets and interest-bearing liabilities at December 31, 2004 and may not be representative of interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. In preparing the interest rate gap report, the following assumptions are made, all assets and liabilities are reported according to their repricing characteristics. For example, a commercial loan maturing in five years with monthly variable interest rate payments is stated in the column of “up to 90 days”. The investment portfolio is reported considering the effective duration of the securities. Expected prepayments and remaining terms are considered for the residential mortgage portfolio. Core deposits are reported in accordance with their effective duration. Effective duration of core deposits is based on price and volume elasticity to market rates. The Corporation reviews on a monthly basis the effective duration of core deposits. Assets and liabilities with embedded options are stated based on full valuation of the asset/liability and the option to ascertain their effective duration.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	Interest Rate Sensitivity as
	of December 31, 2004
						More	No
	0 to 3	3 months	1 to 3	3 to 5	5 to 10	than	Interest
	Months	to a Year	Years	Years	Years	10 Years	Rate Risk	Total
	(Dollars in thousands)
ASSETS:
Investment Portfolio	$44,944	$9,413	$951,906	$714,111	$292,715	$—	$36,727	$2,049,816
Deposits in Other Banks	385,523	50,000	—	—	—	—	93,887	529,410
Loan Portfolio
Commercial	1,474,402	222,763	159,042	236,333	125,621	40,303	89,708	2,348,172
Construction	178,541	2,675	1,812	4,265	12,259	247	—	199,799
Consumer	172,170	66,503	141,727	62,048	6,920	29	4,863	454,260
Mortgage	965,620	130,483	333,220	304,939	578,943	238,692	29,404	2,581,301
Fixed and Other Assets	—	—	—	—	—	—	179,022	179,022

Total Assets	3,221,200	481,837	1,587,707	1,321,696	1,016,458	279,271	433,611	8,341,780

LIABILITIES AND STOCKHOLDERS’ EQUITY
External Funds Purchased
Commercial Paper	629,544	—	—	—	—	—	—	629,544
Repurchase Agreements	374,380	50,000	700,064	25,000	200,000	—	—	1,349,444
Federal Funds	755,334	25,000	—	—	—	—	—	780,334
Deposits
Certificates of Deposit	1,137,637	226,110	166,801	259,505	226,224	4,644	(1,932)	2,018,989
Demand Deposits and Savings Accounts	181,166	410,444	511,218	882,303	—	—	—	1,985,131
Transactional Accounts	437,682	—	—	306,337	—	—	—	744,019
Senior and Subordinated Debt	—	—	—	—	31,457	72,588	—	104,045
Other Liabilities and Capital	—	—	—	—	—	—	730,274	730,274

Total Liabilities and Capital	3,515,743	711,554	1,378,083	1,473,145	457,681	77,232	728,342	8,341,780

Off-Balance Sheet Financial Information
Interest Rate Swaps (Assets)	1,191,796	9,767	147,856	295,080	231,441	105,120	—	1,981,060
Interest Rate Swaps (Liabilities)	(1,699,299)	(117,840)	(52,063)	(79,660)	(2,078)	(30,120)	—	(1,981,060
Caps	34,995	—	—	32,975	—	—	—	67,970
Caps Final Maturity	(32,975)	—	—	(34,995)	—	—	—	(67,970)

GAP	(800,026)	(337,790)	305,417	61,951	788,140	277,039	(294,731)	—

Cumulative GAP	$(800,026)	$(1,137,816)	$(832,399)	$(770,448)	$17,692	$294,731	$—	$—

Cumulative GAP to earning assets	-9.80%	-13.94%	-10.20%	-9.44%	0.22%	3.61%

Interest rate risk is the primary market risk to which the Corporation is exposed. Nearly all of the Corporation’s interest rate risk arises from instruments, positions and transactions entered into for purposes other than trading. They include loans, investment securities, deposits, short-term borrowings, senior and subordinated debt and derivative financial instruments used for asset and liability management.

As part of its interest rate risk management process, the Corporation analyzes on an ongoing basis the profitability of the balance sheet structure, and how this structure will react under different market scenarios. In order to carry out this task, management prepares three standardized reports with detailed information on the sources of interest income and expense: the “Financial Profitability Report”, the “Net Interest Income Shock Report”, and the “Market Value Shock Report.” The former deals with historical data while the latter two deal with expected future earnings.

The Financial Profitability Report identifies individual components of the Corporation’s non-trading portfolio independently with their corresponding interest income or expense. It uses the historical information at the end of each month to track the yield of such components and to calculate net interest income for such time period.

The Net Interest Income Shock Report uses a simulation analysis to measure the amount of net interest income the Corporation would have from its operations throughout the next twelve months and the sensitivity of these earnings to

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

assumed shifts in market interest rates throughout the same period. The most important assumptions of this analysis are: (i) rate shifts are parallel and immediate throughout the yield curve; (ii) rate changes affect all assets and liabilities equally; (iii) interest-bearing demand accounts and savings passbooks will run off in a period of one year; and (iv) demand deposit accounts will run off in a period of one to three years. Cash flows from assets and liabilities are assumed to be reinvested at market rates in similar instruments. The objective is to simulate a dynamic gap analysis enabling a more accurate interest rate risk assessment.

The ALCO has decided to run a negative interest rate gap to capitalize on current spreads between short and long term interest rates while preparing for higher short-term rates. To that effect, the investment portfolio was recently restructured, selling Agency guaranteed mortgage backed securities, and buying medium term Agency notes. This strategy slightly decreased the duration of the portfolio and shortened the re-pricing gap. The Corporation previously extended the maturity of various long-term repurchase agreements to lower its duration of equity.

The ALCO monitors interest rate gaps in combination with net interest margin (NIM) sensitivity and duration of market value equity (MVE).

NIM sensitivity analysis captures the maximum acceptable net interest margin loss for a one percent parallel change of all interest rates across the curve. Duration of market value equity analysis entails a valuation of all interest bearing assets and liabilities under parallel movements in interest rates. The ALCO has established limits of $20 million of maximum NIM loss for a 1% parallel shock and $80 million maximum MVE loss for a 1 % parallel shock. As of December 31, 2004, it was determined for purposes of the Net Interest Income Shock Report that the Corporation had a potential loss in net interest income of approximately $14.0 million if market rates were to increase 100 basis points immediately and parallel across the yield curve, less than the $20.0 million limit. For purposes of the Market Value Shock Report it was determined that the Corporation had a potential loss of approximately $64.2 million if market rates were to increase 100 basis points immediately parallel across the yield curve, less than the $80.0 million limit.

As of December 31, 2004 the Corporation had a liability sensitive profile as explained by the negative gap, the NIM shock report and the MVE shock report. Management feels comfortable with the current level of market risk on the balance sheet, and it will change the market risk profile of the Corporation as market conditions vary. Any decision to reposition the balance sheet is taken by the ALCO committee, and is subject to compliance with the established risk limits. Some factors that could lead to shifts in policy could be, but are not limited to, changes in views on interest rate markets, monetary policy, macroeconomic factors as well as legal, fiscal and other factors which could lead to shifts in the asset liability mix.

Derivatives

The Corporation uses derivative financial instruments mostly as hedges of interest rate risk, changes in fair value of assets and liabilities and to secure future cash flows. Refer to Notes 1 and 20 to the consolidated financial statements for full details of the Corporation’s derivative transactions as of December 31, 2004 and 2003.

In the normal course of business, the Corporation utilizes derivative instruments to manage exposure to fluctuations in interest rates, currencies and other markets, to meet the needs of customers and for proprietary trading activities. The Corporation uses the same credit risk management procedures to assess and approve potential credit exposures when entering into derivative transactions as those used for traditional lending.

Hedging Activities:

The following table summarizes the derivative contracts designated as hedges as of December 31, 2004, 2003 and 2002, respectively:

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	December 31, 2004
				Other
				Comprehensive
	Notional		Gain	Income
	Amounts *	Fair Value	(Loss)	(Loss)**
	(In thousands)
Cash Flow Hedges
Interest Rate Swaps	$100,000	$(2,244)	$—	$3,463
Fair Value Hedges
Interest Rate Swaps	1,545,634	(29,643)	579	—

Totals	$1,645,634	$(31,887)	$579	$3,463

	December 31, 2003
				Other
				Comprehensive
	Notional		Gain	Income
	Amounts *	Fair Value	(Loss)	(Loss)**
	(In thousands)
Cash Flow Hedges
Interest Rate Swaps	$100,000	$(7,924)	$—	$1,739
Fair Value Hedges
Interest Rate Swaps	380,789	(8,140)	(206)	—

Totals	$480,789	$(16,064)	$(206)	$1,739

	December 31, 2002
				Other
				Comprehensive
	Notional		Gain	Income
	Amounts *	Fair Value	(Loss)	(Loss)**
	(In thousands)
Cash Flow Hedges
Interest Rate Swaps	$100,000	$(10,775)	$(1,347)	$(2,012)
Fair Value Hedges
Interest Rate Swaps	332,687	953	(356)	—

Totals	$432,687	$(9,822)	$(1,703)	$(2,012)

*	The notional amount represents the gross sum of long and short

**	Net of tax

Cash Flow Hedges:

The Corporation designates hedges as Cash Flow Hedges when its main purpose is to reduce the exposure associated with the variability of future cash flows related to fluctuations in short-term financing rates (such as LIBOR). At the inception of each hedge, management documents the hedging relationship, including its objective and probable effectiveness. To assess ongoing effectiveness of the hedges, the Corporation compares the hedged item’s periodic variable rate with the hedging item’s benchmark rate (LIBOR) at every reporting period to determine the effectiveness of the hedge. Any hedge ineffectiveness is recorded currently as a derivative gain or loss in the income statement.

As of December 31, 2004, the total amount, net of tax, included in accumulated other comprehensive loss pertaining to the cash flow hedges was an unrealized loss of $1.4 million of which the Corporation expects to reclassify into earnings $1.4 million, net of tax, during the next year. As of December 31, 2003, the total amount, net of tax, included in accumulated other comprehensive income pertaining to the cash flow hedges was an unrealized loss of $4.8 million. As of December 31, 2002, the total amount, net of tax, included in accumulated other comprehensive income pertaining to the cash flow hedges was an unrealized loss of $6.6 million.

Fair Value Hedges:

The Corporation designates hedges as Fair Value Hedges when its main purpose is to hedge the changes in market value of an associated asset or liability. The Corporation only designates these types of hedges if at inception it is believed that the relationship in the changes in the market value of the hedged item and hedging item will offset each other in a highly effective manner. At the inception of each hedge, management documents the hedging relationship, including its objective and probable effectiveness. To assess ongoing effectiveness of the hedges, the Corporation marks to market both the hedging item and the hedged item at every reporting period to determine the effectiveness of the

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

hedge. Any hedge ineffectiveness is recorded currently as a derivative gain or loss in the income statement.

The fair value hedges have maturities through the year 2032 as of December 31, 2004, and through the year 2024 as of December 31, 2003. The weighted-average rate paid and received on these contracts as of December 31, 2004 is 4.64% and 4.07%, respectively, and 1.22% and 4.83%, as of December 31, 2003, respectively.

Of the $1.5 billion and $380.8 million designated as fair value hedges, $586.6 million and $380.7 million are associated to the swapping of issuance of fixed rate debt as of December 31, 2004 and 2003, respectively. In 2004, $930.1 million fixed rate loans were swapped to create a floating rate source of funds. The Corporation regularly issues term fixed rate debt, which it in turn swaps to floating rate debt via interest rate swaps. In these cases the Corporation matches all of the relevant economic variables (notional, coupon, payment dates and conventions etc.) of the fixed rate debt it issues to the fixed rate leg of the interest rate swap (which it receives from the counterparty) and pays the floating rate leg of the interest rate swap. The effectiveness of these transactions is very high since all of the relevant economic variables are matched.

In 2004, $930.1 million fixed rate mortgage loans were purchased and swapped to create synthetic floating rate mortgage loans. In these transactions the Corporation, purchases fixed rate 1-4 family residential mortgages from local financial institutions, the “Sellers”, and simultaneously enters into an agreement to swap the interest payments on the loans with the Sellers. The Corporation passes on the coupon payments on the underlying mortgage loans to the Sellers and it in turn receives uncapped floating rate interest payments (based on 3-month LIBOR plus a spread) on the same notional as the fixed rate coupons it pays. The net effect of the transaction is the creation of a synthetic floating rate mortgage in which the Corporation receives 3-month LIBOR plus a spread. The average spread on the outstanding transactions as of December 31, 2004 was 150 basis points above 3-month LIBOR.

Derivative instruments not designated as hedging instruments:

Any derivative not associated to hedging activity is booked as a freestanding derivative. In the normal course of business the Corporation may enter into derivative contracts as both a market maker or proprietary position taker. The Corporation’s mission is to meet the clients’ needs by providing them with a wide array of financial products, which include derivative contracts. The Corporation’s major role in this aspect is to serve as a derivative counterparty to these clients. Positions taken with these clients are hedged (although not designated as hedges) in the OTC market with interbank participants or in the organized futures markets. The market and credit risk associated with this activity is measured, monitored and controlled by the Corporations Market Risk Group, an independent division from the treasury department. Among other things, this group is responsible for: policy, analysis, methodology and reporting of anything related to market risk and credit risk. The following table summarizes the aggregate notional amounts and the reported derivative assets or liabilities (i.e. the fair value of the derivative contracts) as of December 31, 2004, 2003 and 2002, respectively:

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	December 31,2004
	Notional		Gain
	Amounts *	Fair Value	(Loss)
	(In thousands)
Interest Rate Contracts
Interest Rate Swaps	$335,426	$568	$(69)
Interest Rate Caps	67,971	(16)	22
Other	2,415	3	3
Equity Derivatives	138,895	—	2,924

Totals	$544,707	$555	$2,880

	December 31,2003
	Notional		Gain
	Amounts *	Fair Value	(Loss)
	(In thousands)
Interest Rate Contracts
Interest Rate Swaps	$260,024	$637	$386
Interest Rate Caps	62,990	—	112
Foreign Exchange Contracts	6,824	2	—
Equity Derivatives	23,166	—	(15)

Totals	$353,004	$639	$483

	December 31, 2004
				Other
				Comprehensive
	Notional		Gain	Income
	Amounts *	Fair Value	(Loss)	(Loss)**
	(In thousands)
Interest Rate Contracts
Interest Rate Swaps	$171,246	$274	$274	$—
Interest Rate Caps	37,712	—	160	—
Foreign Exchange Contracts	5,841	2	—	1
Equity Derivatives	22,746	342	1,164	—

Totals	$237,545	$618	$1,598	$1

*	The notional amount represents the gross sum of long and short

**	Net of tax

Liquidity Risk

Liquidity risk is the risk that not enough cash will be generated from either assets or liabilities to meet deposit withdrawals or contractual loan funding. The Corporation’s general policy is to maintain liquidity adequate to ensure our ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet our own working capital needs. The Corporation’s principal sources of liquidity are capital, core deposits from retail and commercial clients, and wholesale deposits raised in the inter-bank and commercial markets. The Corporation manages liquidity risk by maintaining diversified short-term and long-term sources through the Federal funds market, commercial paper program, repurchase agreements and retail certificate of deposit programs. As of December 31, 2004 the Corporation had $1.6 billion in unsecured lines of credit ($1.3 billion available) and $4.0 billion in collateralized lines of credit with banks and financial entities ($2.0 billion available). All securities in portfolio are highly rated and very liquid, enabling us to treat them as a secondary source of liquidity.

The Corporation does not have significant usage or limitations on its ability to upstream or downstream funds as a method of liquidity. However, we face certain tax constraints when borrowing funds (excluding the placement of deposits) from BSCH or affiliates because Puerto Rico’s tax code requires local corporations to withhold 29% of the interest income paid to non-resident affiliates. Banco Santander does not face significant limitations to its ability to downstream funds from the Corporation or its affiliates. The current intra-group credit line for Banco Santander is $150 million.

Liquidity is derived from our capital, reserves and securities portfolio. The Corporation has established lines of credit with foreign and domestic banks, has access to U.S. markets through our commercial paper program and also has broadened its relations in the federal funds and repurchase agreement markets to increase the availability of other sources of funds and to augment liquidity as necessary.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

During 2004 the Corporation undertook several financing transactions to fund its operations, including cash flow requirements and future growth. On October 7, 2004, the Corporation issued $75 million of its 6.30% Subordinated Notes due June 2032. In addition, during the first quarter of 2004, Banco Santander issued $30 million in S&P Linked Notes to obtain long term financing at a reasonable interest rate.

The Corporation has a high credit rating, which permits the Corporation to utilize various alternative funding sources. The Corporation’s current ratings are as follows:

Standard &
	Poor's	Fitch IBCA
Short-term funding	A-1	F-1
Long-term funding	A	A+

Management monitors liquidity levels each month. The focus is on the liquidity ratio, which compares net liquid assets (all liquid assets not subject to collateral or repurchase agreements) against total liabilities plus contingent liabilities. As of December 31, 2004, the Corporation had a liquidity ratio of 8.5%. At December 31, 2004, the Corporation had total available liquid assets of $741 million. The Corporation believes its has sufficient liquidity to meet current obligations.

The Corporation does not contemplate material uncertainties in the rolling over of deposits, both retail and wholesale, and is not engaged in capital expenditures that would materially affect the capital and liquidity positions. Should any deficiency arise for seasonal or more critical reasons, the Bank would make recourse to alternative sources of funding such as the commercial paper program, its lines of credit with domestic and national banks, unused collateralized lines with Federal Home Loan Banks and others.

Contractual Obligations and Commercial Commitments

As disclosed in the notes to the consolidated financial statements, the Corporation has certain obligations and commitments to make future payments under contracts. At December 31, 2004, the aggregate contractual obligations and commercial commitments were:

	Payments due by Period
	as of December 31, 2004
					More
		Less than			than
	Total	1 year	1-3 years	3-5 years	5 years
	(In thousands)
Contractual Obligations:
Federal funds purchased and other borrowings	$780,334	$330,334	$350,000	$100,000	$—
Securities sold under agreements to repurchase	1,349,444	424,438	400,000	325,006	200,000
Commercial paper	629,544	629,544	—	—	—
Subordinated notes	72,588	—	—	—	72,588
Term notes	31,457	—	—	—	31,457
Operating lease obligations	62,560	16,150	19,910	10,108	16,392
Pension plan contribution	3,349	3,349	—	—	—

Total	$2,929,276	$1,403,815	$769,910	$435,114	$320,437

Other Commercial Commitments:
Lines of credit and financial guarantees written	244,107	132,841	80,327	30,939	—
Commitments to extend credit	1,024,782	1,024,782	—	—	—

Total	$1,268,889	$1,157,623	$80,327	$30,939	$—

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Maturity and Interest Rate Sensitivity of Interest-Earning Assets as of December 31, 2004

The following table sets forth an analysis by type and time remaining to maturity of the Corporation’s loans and securities portfolio as of December 31, 2004. Loans are stated before deduction of the allowance for loan losses.

	As of December 31, 2004
	Maturities and/or Next Repricing Date
		After One Year Through
		Five Years		After Five Years
		Fixed	Variable	Fixed	Variable
	One Year	Interest	Interest	Interest	Interest
	or Less	Rates	Rates	Rates	Rates	Total
			(In thousands)
Cash and Cash Equivalents and other Interest-bearing deposits	$529,410	$—	$—	$—	$—	$529,410
Investment Portfolio	54,358	1,624,219	41,797	329,442	—	2,049,816
Loans:
Commercial	1,079,226	330,749	412,009	249,810	164,226	2,236,020
Construction	82,972	6,031	91,468	12,506	6,822	199,799
Consumer	238,872	203,775	—	11,613	—	454,260
Mortgage	168,673	638,260	—	847,382	926,986	2,581,301
Leasing	36,630	64,671	4,909	5,821	121	112,152

Total	$2,190,141	$2,867,705	$550,183	$1,456,574	$1,098,155	$8,162,758

Capital Expenditures

The following table reflects capital expenditures for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
	(In thousands)
Headquarters/branches	$2,478	$694	$1,134
Data processing equipment	2,071	1,022	2,150
Software	5,096	7,134	30,049
Other furniture and equipment	1,947	1,094	991

Total	$11,592	$9,944	$34,324

During 2004, the Corporation increased capital expenditures. Investments were made in upgrading of facilities as well various projects for new branches and centralized offices. Data processing equipment increased over 2003 expenditures as obsolete equipment was replaced. Software expenditures during 2004 were below 2003 levels and were related to certain ancillary applications including new applications for the treasury department, upgrades to credit card applications and others.

During 2003, there was a significant reduction in capital expenditures primarily in technology. During 2003 the Corporation invested in its Internet platform as well as certain ancillary applications which had not been converted in 2002. Other capital expenditures were maintained at a bare minimum in line with our cost control policy.

The Corporation invested aggressively in new technology during 2002 in order to achieve greater operational efficiency and provide higher quality products and services to customers. The systems conversion project is part of the BSCH’s strategy to homogenize operations throughout its America Division, which results in superior technical support and operational efficiency. These investments improve the Corporation’s position over its competitors. During 2002 all core applications were converted including teller platform, client information file (CIF), lending, deposits and general ledger. This represented the most significant portion of the conversion project. Ancillary applications were converted during 2003. Other capital expenditures were controlled during 2002 as part of the Corporation’s cost control policy.

Environmental Matters

Under various environmental laws and regulations, a lender may be liable as an “owner” or “operator” for the costs of investigation or remediation of hazardous substances at any mortgaged property or other property of a borrower or at its

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

owned or leased property regardless of whether the lender knew of, or was responsible for, the hazardous substances. In addition, certain cities in which some of the Corporation’s assets are located impose a statutory lien, which may be prior to the lien of the mortgage, for costs incurred in connection with a cleanup of hazardous substances.

Some of the Corporation’s mortgaged properties and owned and leased properties may contain hazardous substances or are located in the vicinity of properties that are contaminated. As a result, the value of such properties may decrease, the borrower’s ability to repay the loan may be affected, the Corporation’s ability to foreclose on certain properties may be affected or the Corporation may be exposed to potential environmental liabilities. The Corporation, however, is not aware of any such environmental costs or liabilities that would have a material adverse effect on the Corporation’s results of operations or financial condition.

Puerto Rico Income Taxes

The Corporation is subject to Puerto Rico income tax. The maximum statutory regular corporate tax rate that the Corporation is subject to under the P.R. Code is 39%. In computing its net income subject to the regular income tax, the Corporation is entitled to exclude from its gross income, interest derived on obligations of the Commonwealth of Puerto Rico and its agencies, instrumentalities and political subdivisions, obligations of the United States Government and its agencies and instrumentalities, certain FHA and VA loans and certain GNMA securities. In computing its net income subject to the regular income tax the Corporation is entitled to claim a deduction for ordinary and necessary expenses, worthless debts, interest and depreciation, among others. The Corporation’s deduction for interest is reduced in the same proportion that the average adjusted basis of its exempt obligations acquired after December 31, 1987, bears to the average adjusted basis of its total assets.

The Corporation is also subject to an alternative minimum tax of 22% imposed on its alternative minimum tax net income. In general, the Corporation’s alternative minimum net income is an amount equal to its net income determined for regular income tax purposes, as adjusted for certain items of tax preference. To the extent that the Corporation’s alternative minimum tax for a taxable year exceeds its regular tax, such excess is required to be paid by the Corporation as an alternative minimum tax. An alternative minimum tax paid by the Corporation in any taxable year may be claimed by the Corporation as a credit in future taxable years against the excess of its regular tax over the alternative minimum tax in such years, and such credits do not expire.

Under the P.R. Code, corporations are not permitted to file consolidated tax returns with their subsidiaries and affiliates. However, the Corporation is entitled to a 100% dividend received deduction with respect to dividends received from Banco Santander Puerto Rico, Santander Securities Corporation, Santander Insurance Agency, or any other Puerto Rico corporation subject to tax under the P.R. Code and in which the Corporation owns at least 80% of the value of its stock or voting power.

Interest paid by the Corporation to non-resident foreign corporations is not subject to Puerto Rico income tax, provided such foreign corporation is not related to the Corporation. Dividends paid by the Corporation to non-resident foreign corporations and individuals (whether resident or not) are subject to a Puerto Rico income tax of 10%.

Puerto Rico international banking entities, or IBE’s, are currently exempt from taxation under Puerto Rico law. During 2004, the Legislature of Puerto Rico and the Governor of Puerto Rico approved a law amending the IBE Act. This law imposes income taxes at normal statutory rates on each IBE that operates as a unit of a bank, if the IBE’s net income generated after December 31, 2003 exceeds 40% of the bank’s net income in the taxable year commenced on July 1, 2003, 30% of the bank’s net income in the taxable year commencing on July 1, 2004, and 20% of the bank’s net income in the taxable year commencing on July 1, 2005, and thereafter. It does not impose income taxation on an IBE that operates as a subsidiary of a bank.

United States Income Taxes

The Corporation, the Bank, Santander Securities and Santander Insurance Agency are corporations organized under the laws of Puerto Rico. Accordingly, the Corporation, the Bank, Santander Securities and Santander Insurance Agency are subject to United States income tax under the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”) only on certain income from sources within the United States or effectively connected with a United States trade or business.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

CERTIFICATION PURSUANT TO SECTION 303A.12(a) OF THE
NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

Santander BanCorp’s Chief Executive Officer, Chief Operating Officer and Chief Accounting Officer have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 31.3 to Santander BanCorp’s 2004 Form 10-K. In addition, on May 26, 2004, Santander BanCorp’s CEO certified to the New York Stock Exchange that he was not aware of any violation by the Corporation of the NYSE corporate governance listing standards. The foregoing certification was unqualified.

By: /s/José Ramón González
President and Chief Executive Officer

By: /s/ Carlos M. García
Senior Executive Vice President and
  Chief Operating Officer

By: /s/ María Calero
Executive Vice President and
  Chief Accounting Officer

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

We, as management of Santander BanCorp and Subsidiaries (the “Corporation”), are responsible for establishing and maintaining adequate internal control over financial reporting. Santander BanCorp’s internal control system was designed to provide reasonable assurance to the Corporation’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Santander BanCorp’s management assessed the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Corporation’s internal control over financial reporting is effective based on those criteria.

Santander BanCorp’s independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our assessment of the Corporation’s internal control over financial reporting. This report appears on page 71.

/s/José Ramon González
President and Chief Executive Officer

/s/ Carlos M. García
Senior Executive Vice President
  and Chief Operating Officer

/s/ María Calero
Executive Vice President
  and Chief Accounting Officer

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Deloitte & Touche LLP 1200 Westernbank World Plaza 268 Munoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel:+1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Santander Bancorp
San Juan, Puerto Rico

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Santander Bancorp and subsidiaries (the “Corporation”, a Puerto Rico corporation and a subsidiary of Santander Central Hispano S.A.) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Member of Deloitte Touche Tohmatsu

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Corporation and our report dated February 28, 2005 expressed an unqualified opinion on those financial statements.

San Juan, Puerto Rico
February 28, 2005

Stamp No. 2018198
affixed to original.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Deloitte & Touche LLP 1200 Westernbank World Plaza 268 Munoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel:+1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Santander BanCorp
San Juan, Puerto Rico

We have audited the accompanying consolidated balance sheets of Santander Bancorp and subsidiaries (the “Corporation”, a Puerto Rico corporation and a subsidiary of Santander Central Hispano S.A.) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity, other comprehensive income and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Santander Bancorp and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2004 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Corporation’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

San Juan, Puerto Rico
February 28, 2005

Stamp No. 2018197
affixed to original.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Consolidated Balance Sheets-December 31, 2004 and 2003
(Dollars in thousands, except share data)

	2004	2003
ASSETS
Cash and due from banks	$110,148	$99,183
Interest-bearing deposits	42,612	15,300
Federal funds sold and securities purchased under agreements to resell	326,650	278,750

Total cash and cash equivalents	479,410	393,233

Interest-bearing Deposits	50,000	10,000
Trading Securities	34,184	42,547
Investment Securities Available for Sale, at fair value:
Securities pledged that can be repledged	1,454,858	1,227,627
Other investment securities available for sale	523,274	436,684

Total investment securities available for sale	1,978,132	1,664,311

Investment Securities Held to Maturity, at amortized cost:
Securities pledged that can be repledged	—	687,184
Other investment securities held to maturity	—	145,943

Total investment securities held to maturity	—	833,127

Other Investment Securities, at amortized cost	37,500	—
Loans Held for Sale, net	271,596	297,201
Loans, net	5,242,759	3,847,873
Premises and Equipment, net	52,854	61,107
Accrued Interest Receivable	44,682	36,398
Goodwill	34,791	34,791
Intangible Assets	8,003	4,662
Other Assets	107,869	142,050

	$8,341,780	$7,367,300

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non interest-bearing	$744,019	$700,413
Interest-bearing	4,004,120	3,441,815

Total deposits	4,748,139	4,142,228

Federal Funds Purchased and Other Borrowings	780,334	350,000
Securities Sold Under Agreements to Repurchase	1,349,444	1,808,238
Commercial Paper Issued	629,544	254,904
Subordinated Capital Notes	72,588	15,925
Term Notes	31,457	165,966
Accrued Interest Payable	22,666	18,728
Other Liabilities	151,605	130,479

Total liabilities	7,785,777	6,886,468

Contingencies and Commitments (Notes 5, 12, 13, 16 and 17)

STOCKHOLDERS’ EQUITY:
Series A Preferred stock, $25 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $2.50 par value; 200,000,000 shares authorized, 50,650,364 shares issued in December 2004 and 46,410,214 shares issued in December 2003; 46,639,104 shares outstanding in December 2004 and 42,398,954 shares outstanding in December 2003.	126,626	116,026
Capital paid in excess of par value	304,171	211,742
Treasury stock at cost, 4,011,260 shares in December 2004 and 2003.	(67,552)	(67,552)
Accumulated other comprehensive loss, net of taxes	(6,818)	(19,465)
Retained earnings-
Reserve fund	127,086	119,432
Undivided profits	72,490	120,649

Total stockholders’ equity	556,003	480,832

	$8,341,780	$7,367,300

The accompanying notes are an integral part of these financial statements

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Consolidated Statements of Income
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands, except per share data)

	2004	2003	2002
Interest Income:
Loans	$257,852	$237,712	$289,208
Investment securities	97,901	85,215	71,745
Interest-bearing deposits	1,054	664	1,351
Federal funds sold and securities purchased under agreements to resell	3,123	1,990	3,049

Total interest income	359,930	325,581	365,353

Interest Expense:
Deposits	60,279	56,030	84,408
Securities sold under agreements to repurchase and other borrowings	79,901	75,896	74,173
Subordinated capital notes	582	425	1,334

Total interest expense	140,762	132,351	159,915

Net interest income	219,168	193,230	205,438

Provision for Loan Losses	26,270	49,745	63,630

Net interest income after provision for loan losses	192,898	143,485	141,808

Other Income:
Bank service charges, fees and other	38,977	38,990	40,372
Broker-dealer, asset management and insurance fees	51,113	49,526	35,277
Gain on sale of securities	11,475	10,790	12,236
Gain on sale of loans	431	9,829	1,461
Gain on sale of building	2,754	—	—
Other income	12,489	10,805	11,762

Total other income	117,239	119,940	101,108

Other Operating Expenses:
Salaries and employee benefits	91,582	89,394	85,216
Occupancy costs	13,959	13,534	13,360
Equipment expenses	6,946	7,291	8,855
EDP servicing, amortization and technical assistance	31,291	40,502	32,064
Communication expenses	8,976	8,612	8,742
Business promotion	10,435	6,760	7,028
Other taxes	8,584	9,811	11,027
Other operating expenses	45,760	48,361	47,583

Total other operating expenses	217,533	224,265	213,875

Income before provision (benefit) for income tax	92,604	39,160	29,041

Provision (Benefit) for Income Tax	8,145	(285)	3,289

Net Income	84,459	39,445	25,752
Dividends to Preferred Shareholders	—	7,114	4,568

Net Income Available to Common Shareholders	$84,459	$32,331	$21,184

Basic and Diluted Earnings per Common Share	$1.81	$0.69	$0.45

The accompanying notes are an integral part of these financial statements

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Consolidated Statements of Changes in Stockholders’ Equity
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
Preferred Stock:
Balance at beginning of year	$—	$65,250	$65,250
Preferred stock redemption	—	(65,250)	—

Balance at end of year	—	—	65,250

Common Stock:
Balance at beginning of year	116,026	116,026	106,212
Stock dividend distributed	10,600	—	9,814

Balance at end of year	126,626	116,026	116,026

Capital Paid in Excess of Par Value:
Balance at beginning of year	211,742	211,742	146,457
Stock dividend distributed	92,429	—	65,285

Balance at end of year	304,171	211,742	211,742

Treasury Stock at cost:
Balance at beginning of year	(67,552)	(65,268)	(53,277)
Stock repurchased at cost	—	(2,284)	(11,991)

Balance at end of year	(67,552)	(67,552)	(65,268)

Accumulated Other Comprehensive Income, net of taxes:
Balance at beginning of year	(19,465)	(12,692)	(11,347)
Unrealized net gain (loss) on investment securities available for sale, net of tax	9,094	(2,789)	7,382
Unrealized net gain on cash flow hedges, net of tax	3,463	1,739	(180)
Minimum pension liability, net of tax	90	(5,723)	(8,547)

Balance at end of year	(6,818)	(19,465)	(12,692)

Reserve Fund:
Balance at beginning of year	119,432	116,482	114,418
Transfer from undivided profits	7,654	2,950	2,064

Balance at end of year	127,086	119,432	116,482

Undivided Profits:
Balance at beginning of year	120,649	172,415	246,081
Net income	84,459	39,445	25,752
Transfers	(7,654)	(2,950)	(2,064)
Deferred tax benefit amortization	(13)	(60)	(35)
Common stock cash dividends	(21,922)	(19,087)	(17,652)
Preferred stock cash dividends	—	(4,504)	(4,568)
Preferred stock redemption premium	—	(2,610)	—
Cash paid on corporate reorganization	—	(62,000)	—
Stock dividend distributed	(103,029)	—	(75,099)

Balance at end of year	72,490	120,649	172,415

Total stockholders’ equity	$556,003	$480,832	$603,955

The accompanying notes are an integral part of these financial statements

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Consolidated Statements of Other Comprehensive Income
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
Comprehensive income
Net income	$84,459	$39,445	$25,752

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments securities available for sale, net of tax	18,526	(790)	2,979
Reclassification adjustment for gains and losses included in net income, net of tax	(9,403)	(2,251)	4,404
Unrealized (losses) gains on investments securities transferred to the held-to-maturity category, net of amortization	(29)	252	(1)

Unrealized gains (losses) on investment securities available for sale, net of tax	9,094	(2,789)	7,382

Unrealized gains (losses) on cash flow hedges, net of tax	3,464	1,739	(2,011)
Reclassification adjustment for losses included in net income, net of tax	(1)	—	1,831

Unrealized gains (losses) on cash flow hedges, net of tax	3,463	1,739	(180)
Minimum pension liability, net of tax	90	(5,723)	(8,547)

Total other comprehensive loss, net of tax	12,647	(6,773)	(1,345)

Comprehensive income	$97,106	$32,672	$24,407

The accompanying notes are an integral part of these financial statements

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$84,459	$39,445	$25,752

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	13,238	20,691	25,236
Deferred tax provision (benefit)	2,136	(1,709)	1,789
Provision for loan losses	26,270	49,745	63,630
Gain on sale of building	(2,754)	—	—
Gain on sale of securities	(11,475)	(10,790)	(12,236)
Gain on sale of loans	(431)	(9,829)	(1,461)
Gain on sale of mortgage-servicing rights	(400)	(457)	(427)
Gain (loss) on derivatives	(3,459)	(277)	105
Trading gains	(1,193)	(1,570)	(584)
Net premium amortization (discount accretion) on securities	3,983	4,793	(8,835)
Net premium amortization on loans	4,430	7,581	392
Purchases and originations of loans held for sale	(733,022)	(621,466)	(485,430)
Proceeds from sales of loans held for sale	195,034	278,754	324,535
Repayments of loans held for sale	35,233	44,038	80,700
Proceeds from sales of trading securities	2,207,495	1,824,948	1,472,015
Purchases of trading securities	(2,197,939)	(1,843,201)	(1,473,481)
(Increase) decrease in accrued interest receivable	(8,284)	4,783	(3,530)
Decrease (increase) in other assets	10,322	11,225	(53,450)
Increase (decrease) in accrued interest payable	3,938	(6,357)	8,144
(Decrease) increase in other liabilities	(5,451)	15,565	(11,689)

Total adjustments	(462,329)	(233,533)	(74,577)

Net cash used in operating activities	(377,870)	(194,088)	(48,825)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in interest-bearing deposits	(40,000)	(10,000)	—
Proceeds from sales of investment securities available for sale	1,450,058	1,206,108	1,632,649
Proceeds from maturities of investment securities available for sale	1,595,155	2,685,731	9,001,349
Purchases of investment securities available for sale	(2,701,767)	(4,383,435)	(10,706,915)
Proceeds from maturities of investment securities held to maturity	47,994	190,279	552,381
Purchases of investment securities held to maturity	(69,739)	(25,425)	(1,435,272)
Repayment of securities and securities called	186,792	237,490	509,713
Proceeds from (payments on) derivative transactions	2,943	(18)	(3,450)
Purchases of mortgage loans	(857,214)	(400,982)	(1,583)
Net (increase) decrease in loans	(18,776)	259,486	613,446
Proceeds from sales of mortgage-servicing rights	400	457	427
Proceeds from sale of building	14,000	—	—
Capital expenditures, net	(6,258)	(5,020)	(4,607)

Net cash (used in) provided by investing activities	(396,412)	(245,329)	158,138

(Continued)

The accompanying notes are an integral part of these financial statements

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Consolidated Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	611,945	(367,613)	(272,077)
Net increase (decrease) in federal funds purchased and other borrowings	430,334	104,040	(239,040)
Net (decrease) increase in securities sold under agreements to repurchase	(458,794)	558,199	273,353
Net increase (decrease) in commercial paper issued	374,640	214,913	(309,185)
Net decrease in term notes	(134,509)	(141,498)	(22,310)
Issuance (payment) of subordinated capital notes	58,765	(18,000)	(14,575)
Preferred stock redemption	—	(67,860)	—
Repurchase of common stock	—	(2,284)	(11,991)
Dividends paid	(21,922)	(23,591)	(22,220)
Capital paid on corporate reorganization	—	(62,000)	—

Net cash provided by (used in) financing activities	860,459	194,306	(618,045)

NET CHANGE IN CASH AND CASH EQUIVALENTS	86,177	(245,111)	(508,732)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	393,233	638,344	1,147,076

CASH AND CASH EQUIVALENTS, END OF YEAR	$479,410	$393,233	$638,344

(Concluded)

The accompanying notes are an integral part of these financial statements

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Notes to the Consolidated Financial Statements Years Ended December 31,2004,2003 and 2002

1. Summary of Significant Accounting Policies and Other Matters:

The accounting and reporting policies of Santander BanCorp (the “Corporation”), an 89% owned subsidiary of Banco Santander Central Hispano, S.A. (“BSCH”), conform with accounting principles generally accepted in the United States of America (hereinafter referred to as “generally accepted accounting principles” or “GAAP”) and with general practices within the financial services industry.

Following is a summary of the Corporation’s most significant accounting policies:

Nature of Operations and Use of Estimates

Santander BanCorp is a financial holding company offering a full range of financial services through its wholly owned banking subsidiary Banco Santander Puerto Rico and Subsidiaries (the “Bank”). The Corporation also engages in broker-dealer, asset management, mortgage banking, international banking and insurance agency services through its subsidiaries, Santander Securities Corporation, Santander Asset Management, Santander Mortgage Corporation, Santander International Bank and Santander Insurance Agency, respectively.

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

Acquisition

Pursuant to a corporate reorganization, on December 30, 2003 the Corporation acquired 100% of the common stock of Santander Securities Corporation and subsidiary (“Santander Securities”) from Administration de Bancos Latinoamericanos Santander, S.L. (“ABLASA”), a wholly owned subsidiary of BSCH. The Corporation acquired Santander Securities for $62 million in cash in a transaction treated as a reorganization of companies under common control. The reorganization was recorded at historical cost and accounted for on an “as if pooled” basis. Accordingly, the accompanying 2002 financial statements have been restated to give retroactive effect to such transaction as of the beginning of the first period presented. All significant intercompany balances and transactions were eliminated.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation, the Bank and the Bank’s wholly owned subsidiaries, Santander Mortgage Corporation and Santander International Bank; Santander Securities Corporation and its wholly owned subsidiary, Santander Asset Management Corporation; and Santander Insurance Agency. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Purchased/Sold under Agreements to Resell/Repurchase

Repurchase and resell agreements are treated as collateralized financing transactions and are carried at the amounts at which the assets will be subsequently reacquired or resold.

The counterparties to securities purchased under resell agreements maintain effective control over such securities and accordingly those are not reflected in the Corporation’s consolidated balance sheets. The Corporation monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requests additional collateral where deemed appropriate.

The Corporation maintains effective control over assets sold under agreements to repurchase; accordingly, such securities continue to be carried on the consolidated balance sheets.

Investment Securities

Investment securities are classified in four categories and accounted for as follows:

•	Debt securities that the Corporation has the intent and ability to hold to maturity are classified as securities held to maturity and reported at cost adjusted for premium amortization and discount accretion. The Corporation may not sell or transfer held-to-maturity securities without calling into question its intent to hold other securities to maturity, unless a nonrecurring or unusual event that could not have been reasonably anticipated has occurred.

•	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Financial instruments including, to a limited extent, derivatives, such as option contracts, are used by the Corporation in dealing and other trading activities and are carried at fair value. Interest revenue and expense arising from trading instruments are included in the statement of income as part of net interest income.

•	Debt and equity securities not classified as either securities held to maturity or trading securities, and which have a readily available fair value, are classified as securities available for sale and reported at fair value, with unrealized gains and losses reported, net of taxes,

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

in accumulated other comprehensive income. The specific identification method is used to determine realized gains and losses on securities available for sale, which are included in gain (loss) on sale of investment securities in the consolidated statements of income.

•	Investments in debt, equity or other securities that do not have readily determinable fair values, are classified as other investment securities in the consolidated balance sheets. These securities are stated at cost. Stock that is owned by the Corporation to comply with regulatory requirements, such as Federal Home Loan Bank (“FHLB”) stock, is included in this category.

The amortization of premiums is deducted and the accretion of discounts is added to net interest income based on a method which approximates the interest method over the outstanding period of the related securities. The cost of securities sold is determined by specific identification. For securities available for sale, held to maturity and other investment securities, the Corporation reports separately in the consolidated statements of income, net realized gains or losses on sales of investment securities and unrealized loss valuation adjustments considered other than temporary, if any.

Derivative Financial Instruments

The Corporation uses derivative financial instruments mostly as hedges of interest rate risk, changes in fair value of assets and liabilities and to secure future cash flows.

All of the Corporation’s derivative instruments are recognized as assets and liabilities at fair value. If certain conditions are met, the derivative may qualify for hedge accounting treatment and be designated as one of the following types of hedges: (a) hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (“fair value hedge”); (b) a hedge of the exposure to variability of cash flows of a recognized asset, liability or forecasted transaction (“cash flow hedge”) or (c) a hedge of foreign currency exposure (“foreign currency hedge”).

In the case of a qualifying fair value hedge, changes in the value of the derivative instruments that have been highly effective are recognized in current period earnings along with the change in value of the designated hedged item. If the hedge relationship is terminated, hedge accounting is discontinued and any balance related to the derivative is recognized in current operations, and the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. In the case of a qualifying cash flow hedge, changes in the value of the derivative instruments that have been highly effective are recognized in other comprehensive income, until such time as those earnings are affected by the variability of the cash flows of the underlying hedged item. If the hedge relationship is terminated, the net derivative gain or loss related to the discontinued cash flow hedge should continue to be reported in accumulated other comprehensive income and shall be reclassified into earnings when the cash flows that were hedged occur, or when the forecasted transaction affects earnings or is no longer expected to occur. In either a fair value hedge or a cash flow hedge, net earnings may be impacted to the extent the changes in the value of the derivative instruments do not perfectly offset changes in the value of the hedged items. If the derivative is not designated as a hedging instrument, the changes in fair value of the derivative are recorded in earnings. The Corporation does not have foreign currency hedges as of December 31, 2004.

Certain contracts contain embedded derivatives. When the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, it should be bifurcated, carried at fair value, and designated as a trading or non-hedging derivative instrument.

Loans Held for Sale

Loans held for sale are recorded at the lower of cost or market computed on the aggregate portfolio basis. The amount by which cost exceeds market value, if any, is accounted for as a valuation allowance with changes included in the determination of net income for the period in which the change occurs.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, unearned finance charges and any deferred fees or costs on originated loans. Certain mortgage loans are hedged to generate a floating rate source of funds and are carried at fair value.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and amortized using methods that approximate the interest method over the term of the loans as an adjustment to interest yield. Discounts and premiums on purchased loans are amortized to income over the expected lives of the loans using methods that approximate the interest method.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, but in no event is it recognized after 90 days in arrears on payments of principal or interest, except for credit cards and mortgage loans for which interest is not recognized after four months. When interest accrual is discontinued, all unpaid interest is reversed. Interest income is subsequently recognized only to the extent that it is received.

The Corporation leases vehicles and equipment to individual and corporate customers. The finance method of accounting is used to recognize revenue on lease contracts that meet the criteria specified in Statement of Financial

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Accounting Standards (“SFAS”) No. 13, “Accounting for Leases,” as amended. Aggregate rentals due over the term of the leases less unearned income are included in lease receivable. Unearned income is amortized to income over the lease term so as to yield a constant rate of return on the principal amounts outstanding. Lease origination fees and costs are deferred and amortized over the average life of the portfolio as an adjustment to yield.

Off-Balance Sheet Instruments

In the ordinary course of business, the Corporation enters into off-balance sheet instruments consisting of commitments to extend credit, stand by letters of credit and financial guarantees. Such financial instruments are recorded in the financial statements when they are funded or when related fees are incurred or received. The Corporation periodically evaluates the credit risks inherent in these commitments, and establishes loss allowances for such risks if and when these are deemed necessary.

Fees received for providing loan commitments and letters of credit that result in loans are typically deferred and amortized to interest income over the life of the related loan, beginning with the initial borrowing. Fees on commitments and letters of credit are amortized to non-interest income as banking fees and commissions over the commitment period when funding is not expected.

Allowance for Loan Losses

The allowance for loan losses is a current estimate of the losses inherent in the present portfolio based on management’s ongoing quarterly evaluations of the loan portfolio. Estimates of losses inherent in the loan portfolio involve the exercise of judgment and the use of assumptions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management’s estimate of credit losses in the loan portfolio and the related allowance may change in the near term.

The Corporation follows a systematic methodology to establish and evaluate the adequacy of the allowance for loan losses. This methodology consists of several key elements.

Larger commercial and construction loans that exhibit potential or observed credit weaknesses are subject to individual review. Where appropriate, allowances are allocated to individual loans based on management’s estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation.

Included in the review of individual loans are those that are impaired as defined by GAAP. Any allowances for loans deemed impaired are measured based on the present value of expected future cash flows discounted at the loans’ effective interest rate or on the fair value of the underlying collateral if the loan is collateral dependent. Commercial business, commercial real estate and construction loans exceeding a predetermined monetary threshold are individually evaluated for impairment. Other loans are evaluated in homogeneous groups and collectively evaluated for impairment. Loans that are recorded at fair value or at the lower of cost or fair value are not evaluated for impairment. Impaired loans for which the discounted cash flows, collateral value or market price exceeds its carrying value do not require an allowance. The Corporation evaluates the collectibility of both principal and interest when assessing the need for loss accrual.

Historical loss rates are applied to other commercial loans not subject to individual review. The loss rates are derived from historical loss trends.

Homogeneous loans, such as consumer installments, credit cards and residential mortgage loans are not individually risk graded. Allowances are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category, market loss trends and other relevant economic factors.

An unallocated allowance is maintained to recognize the imprecision in estimating and measuring loss when evaluating allowances for individual loans or pools of loans.

Historical loss rates for commercial and consumer loans may also be adjusted for significant factors that, in management’s judgment, reflect the impact of any current condition on loss recognition. Factors which management considers in the analysis include the effect of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs, non-accrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Corporation’s internal credit examiners.

Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

Transfers of financial assets are accounted for as sales, when control over the transferred assets is deemed to be surrendered: (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. The Corporation recognizes

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

the financial assets and servicing assets it controls and the liabilities it has incurred. At the same time, it ceases to recognize financial assets when control has been surrendered and liabilities when they are extinguished.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization which is computed utilizing the straight-line method over the estimated useful lives of the assets that range between three and fifty years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is lower. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred. Costs of renewals and improvements are capitalized. When assets are sold or disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in earnings when realized.

The Corporation evaluates for impairment its long-lived assets, including certain identifiable intangibles and long-lived assets to be disposed of, whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

Other Real Estate

Other real estate, normally obtained through foreclosure or other workout situations, is included in other assets and stated at the lower of fair value or carrying value minus estimated costs to sell. Upon foreclosure, the recorded amount of the loan is written-down, if applicable, to the fair value less estimated costs of disposal of the real estate acquired, by charging the allowance for loan losses. Subsequent to foreclosure, any losses in the carrying value of the asset resulting from periodic valuations of the properties are charged to expense in the period incurred. Gains or losses on disposition of other real estate and related operating income and maintenance expenses are included in current operations.

Goodwill and Intangible Assets

Goodwill and other intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment. Intangible assets with finite useful lives continue to be amortized over the period the Corporation expects to benefit from such assets. These intangible assets are periodically reviewed for other than temporary impairment by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets.

Based on management’s assessment of the value of the Corporation’s goodwill at January 1, 2002 and October 1, 2004, 2003 and 2002, which includes an independent valuation, among others, management determined that the Corporation’s goodwill was not impaired.

Mortgage-servicing rights

The Corporation’s mortgage-servicing rights (“MSRs”) are stated at the lower of carrying value or market at each balance sheet date. On a quarterly basis the Corporation evaluates its MSRs for impairment and charges any such impairment to current period earnings. In order to evaluate its MSRs the Corporation stratifies the related mortgage loans on the basis of their risk characteristics which have been determined to be type of loan (government-guaranteed, conventional, conforming and non-conforming), interest rates and maturities. Impairment of MSRs is determined by estimating the fair value of each stratum and comparing it to its carrying value. No impairment has been identified as of December 31, 2004 or 2003.

MSRs are also subject to periodic amortization. The amortization of MSRs is based on the amount and timing of estimated cash flows to be recovered with respect to the MSRs over their expected lives. Amortization may be accelerated or decelerated to the extent that changes in interest rates or prepayment rates warrant.

Mortgage Banking

Mortgage loan servicing includes collecting monthly mortgagor payments, forwarding payments and related accounting reports to investors, collecting escrow deposits for the payment of mortgagor property taxes and insurance, and paying taxes and insurance from escrow funds when due. No asset or liability is recorded by the Corporation for mortgages serviced, except for mortgage-servicing rights arising from the sale of mortgages, advances to investors and escrow balances.

The Corporation recognizes as a separate asset the right to service mortgage loans for others whenever those servicing rights are acquired. The Corporation acquires mortgage-servicing rights by purchasing or originating loans and selling or securitizing those loans (with the servicing rights retained) and allocates the total cost of the mortgage loans sold to the mortgage-servicing rights (included in intangible assets in the accompanying consolidated balance sheets) and the loans based on their relative fair values. Further, mortgage-servicing rights are assessed for impairment based on the fair value of those rights. Mortgage-servicing rights are amortized over the estimated life of the related servicing income. Mortgage loan-servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2004 and 2003, the unpaid principal balances of mortgage loans serviced for others amounted to approximately $539,850,000 and $437,272,000, respectively. In connection with these mortgage-servicing activities, the Corporation administered escrow and other custodial funds which amounted to approximately $1,835,000 and $1,304,000 at December 31, 2004 and 2003, respectively.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Trust Services

In connection with its trust activities, the Corporation administers and is custodian of assets with a book value of approximately $10,902,000,000 and $8,651,000,000 at December 31, 2004 and 2003. Due to the nature of trust activities, these assets are not included in the Corporation’s consolidated balance sheets.

Broker-dealer and Asset Management Commissions

Commissions of the Corporation’s broker-dealer operations are composed of brokerage commission income and expenses recorded on a trade date basis and proprietary securities transactions recorded on a trade date basis. Investment banking revenues include gains, losses and fees net of syndicate expenses, arising from securities offerings in which the Corporation acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Revenues from portfolio and other management and advisory fees include fees and advisory charges resulting from the asset management of certain funds and are recognized over the period when services are rendered.

Insurance Commissions

The Corporation’s insurance agency operation earns commissions on the sale of insurance policies issued by unaffiliated insurance companies. Commission revenue is reported net of the provision for commission returns on insurance policy cancellations, which is based on management’s estimate of future insurance policy cancellations as a result of historical turnover rates by types of credit facilities subject to insurance.

Treasury Stock

Treasury stock is recorded at cost and is carried as a reduction of stockholders’ equity in the consolidated balance sheets. As of December 31, 2004 treasury stock has not been retired or reissued.

Income Taxes

The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation’s financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is more likely than not to be realized. The Corporation also accounts for income tax contingencies, if any.

Earnings Per Common Share

Basic and diluted earnings per common share are computed by dividing net income available to common stockholders, by the weighted average number of common shares outstanding during the period. The Corporation’s average number of common shares outstanding used in the computation of earnings per common share were 46,639,104; 46,661,248; and 47,310,217 for the years ended December 31, 2004, 2003 and 2002, respectively, after giving retroactive effect to the 10% stock dividends declared on July 9, 2004 and June 17, 2002. Basic and diluted earnings per common share are the same since no stock options or other common share equivalents were outstanding during the periods ended December 31,2004, 2003 and 2002.

Statements of Cash Flows

All highly liquid instruments with a maturity of three months or less, when acquired or generated, are considered cash equivalents.

Supplemental Disclosures of Cash Flow Information:

	2004	2003	2002
	(In thousands)
Cash paid during the year for:
Interest	$136,824	$138,708	$155,215

Income taxes	$11,322	$4,443	$502

Noncash transactions:
Stock dividend (See Note 1 5)	$103,029	$—	$75,099

Minimum pension liability (See Note 18)	$(90)	$5,723	$8,547

Recent Accounting Pronouncements that Affect the Corporation

The adoption of the following accounting pronouncements did not have a material impact on the Corporation’s results of operations and financial condition:

•	FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34”;

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

•	FASB Interpretation No. 46(R) (“FIN 46R”), “Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51”;

•	SFAS No. 132(R) (revised 2003), “Employer’s Disclosures about Pensions and Other Post-Retirement Benefits—An Amendment of FASB Statements No. 87, 88, and 106”; and

•	EITF Issue No. 03-1, “The Meaning of Other-Than- Temporary Impairment and Its Application to Certain Investments”.

On March 9, 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments,” which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this Bulletin, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. The Corporation adopted this new standard prospectively effective April 1, 2004. Under the new accounting guidance, the Corporation no longer recognizes any revenue at the inception of the rate lock. Profits inherent in the rate lock are recognized at the time of the sale of the underlying loans. The implementation of the standard did not have a material impact on results of operations.

In September 2004, the EITF reached a consensus on Issue No. 04-10 (“EITF 04-10”), “Determining Whether To Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” This issue addresses the aggregation of segments that do not meet the quantitative thresholds under paragraph 18 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Under SFAS 131, if a segment does not meet one of the quantitative thresholds established, it does not need to be disclosed as a reportable segment. Further, operating segments that do not meet quantitative thresholds may be aggregated to produce a reportable segment only if the combined segments share a majority of certain aggregation criteria. EITF 04-10 clarifies that operating segments that do not meet the quantitative thresholds can be aggregated to produce a reportable segment if:

•	Aggregation is consistent with the objective and basic principles of SFAS 131,

•	The segments have similar economic characteristics, and

•	The segments share a majority of the following aggregation criteria:

Be similar in a majority of:

•	Products and services

•	Production processes

•	Type of customer

•	Distribution methods

•	Regulatory environment

This consensus is effective no later than fiscal years ending after October 13, 2004 (date of Board ratification). The corresponding information for earlier periods, including interim periods, shall be restated unless it is impractical to do so. Restatement of previously issued financial statements is required. The implementation of the standard did not have a material impact on the Corporation’s consolidated results of operations, financial position and disclosures.

2. Trading Securities:

Proceeds from sales of trading securities during 2004, 2003 and 2002 were approximately $2,207,495,000; $1,824,948,000; and $1,472,015,000, respectively. Net gains of approximately $1,166,000; $1,349,000; and $551,000 were realized during 2004, 2003 and 2002, respectively. Unrealized holding gains recognized for the same periods were $27,000; $221,000; and $33,000, respectively. Trading losses on futures transactions of $1,069,000 were realized in 2004; and trading gains on futures transactions of $31,000 and $1,849,000 were realized in 2003 and 2002, respectively.

3. Investment Securities Available for Sale:

The amortized cost, gross unrealized gains and losses, fair value and weighted average yield of investment securities available for sale by contractual maturity are as follows:

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	December 31, 2004
		Gross	Gross		Weighted-
	Amortized	Unrealized	Unrealized		Average
	Cost	Gains	Losses	Fair Value	Yield
	(Dollars in thousands)
Treasury and agencies of the United States Government:
Within one year	$10,632	$3	$—	$10,635	2.18%
After one year but within five years	1,039,811	25,690	2,874	1,062,627	4.56%
After five years but within ten years	363,855	—	1,608	362,247	4.13%

	1,414,298	25,693	4,482	1,435,509	4.43%

Commonwealth of Puerto Rico and its subdivisions:
Within one year	8,412	58	—	8,470	4.42%
After one year but within five years	21,777	412	—	22,189	4.51%
After five years but within ten years	13,800	—	—	13,800	4.24%
Over ten years	8,118	111	—	8,229	6.42%

	52,107	581	—	52,688	4.73%

Mortgage-backed securities:
After one year but within five years	839	51	—	890	8.36%
After five years but within ten years	70	4	—	74	9.50%
Over ten years	496,718	129	8,026	488,821	4.30%

	497,627	184	8,026	489,785	4.31%

Foreign securities
Within one year	75	—	—	75	6.98%
After one year but within five years	75	—	—	75	5.60%

	150	—	—	150	6.29%

	$1,964,182	$26,458	$12,508	$1,978,132	4.41%

	December 31, 2003
		Gross	Gross		Weighted-
	Amortized	Unrealized	Unrealized		Average
	Cost	Gains	Losses	Fair Value	Yield
	(Dollars in thousands)
Treasury and agencies of the United States Government:
Within one year	$4,050	$23	$—	$4,073	1.80%
After one year but within five years	325,426	—	3,526	321,900	1.91%

	329,476	23	3,526	325,973	1.91%

Commonwealth of Puerto Rico and its subdivisions:
After one year but within five years	23,918	213	4	24,127	5.70%
After five years but within ten years	6,300	—	—	6,300	4.52%

	30,218	213	4	30,427	5.45%

Mortgage-backed securities:
Over ten years	1,309,908	8,512	10,509	1,307,911	4.51%

	$1,669,602	$8,748	$14,039	$1,664,311	4.01%

The number of positions, fair value and unrealized losses at December 31, 2004, of investment securities available for sale that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, are as follows:

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	Less than 12 months			12 months or more			Total
	Number			Number			Number
	of		Unrealized	of		Unrealized	of		Unrealized
	Positions	Fair Value	Losses	Positions	Fair Value	Losses	Positions	Fair Value	Losses
				(Dollars in thousands)
Treasury and agencies of the United States Government	3	$95,497	$1,985	10	$518,512	$2,497	13	$614,009	$4,482
Mortgage-backed securities	2	54,010	186	8	333,277	7,840	10	387,287	8,026

	5	$149,507	$2,171	18	$851,789	$10,337	23	$1,001,296	$12,508

The Corporation evaluates its investment securities for other than temporary impairment on a quarterly basis or earlier if other factors indicative of potential impairment exist. An impairment charge in the consolidated statements of income is recognized when the decline in the fair value of the securities below their cost basis is judged to be other than temporary. The Corporation considers various factors in determining whether it should recognize an impairment charge, including, but not limited to the length of time and extent to which the fair value has been less than its cost basis, expectation of recoverability of its original investment in the securities and the Corporation’s intent and ability to hold the securities for a period of time sufficient to allow for any forecasted recovery of fair value up to (or beyond) the cost of the investment.

As of December 31, 2004, management concluded that there was no other-than-temporary impairment in its investment securities portfolio. The unrealized losses in the Corporation’s investments in U.S. Government agencies were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Corporation has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Corporation does not consider these investments to be other than temporarily impaired at December 31, 2004. The unrealized losses in the Corporation’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The Corporation purchased these investments at a discount relative to their face amount, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities will not be settled at a price less than the amortized cost of the Corporation’s investment. The decline in market value is attributable to changes in interest rates and not credit quality and since the Corporation has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Corporation does not consider these investments to be other than temporarily impaired at December 31, 2004.

Contractual maturities on certain securities, including mortgage-backed securities, could differ from actual maturities since certain issuers have the right to call or prepay these securities.

The weighted average yield on investment securities available for sale is based on amortized cost, therefore it does not give effect to changes in fair value.

Proceeds from sales of investment securities available for sale were approximately $1,450,058,000; $1,206,108,000; and $1,632,649,000 in 2004, 2003 and 2002, respectively. Gross gains of approximately $12,775,000; $9,994,000; and $12,227,000 were realized in 2004, 2003 and 2002, respectively. Gross losses of approximately $1,314,000 were realized in 2004.

4. Investment Securities Held to Maturity:

During December of 2004, BSCH communicated to the Corporation that, upon the formal adoption of International Financial Reporting Standards (“IFRS”) by the Bank of Spain, it expected to adopt IFRS effective January 1, 2005, and that, with regards to its consolidated held-to-maturity investment portfolio, it was seriously considering taking advantage of a one-time transition guidance to reclassify such investment portfolio as available for sale, as permitted by IFRS. BSCH encouraged the Corporation to conform the classification of such investment portfolio in the Corporation’s US GAAP financial statements to the classification pursuant to the one-time transition guidance under IFRS, effective January 1, 2005. After thorough consideration, in February of 2005 management of the Corporation determined that it would, subject to its Board’s approval, reclassify its held-to-maturity investment portfolio to the available-for-sale category under US GAAP. Management of the Corporation believes that because the deliberation process leading to the February 2005 decision was initiated during December of 2004, at December 31, 2004, the Corporation could not demonstrate that it had the positive intent to hold the aforesaid investment portfolio to maturity; the “positive intent” is required by Statement of Financial Accounting Standards No. 115 (“SFAS 115”), Accounting for Certain Investments in Debt and Equity Securities, in order for securities scoped under SFAS 115 to be classified as held to maturity. Further, because such transfer does not qualify under the exemption provisions for the sale or transfer of held-to-maturity securities under SFAS 115, the reclassification decision by the Corporation is deemed to have “tainted” the held-to-maturity category and it will not be permitted to classify prospectively investment securities scoped under SFAS 115

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

as held to maturity for a period of two years. At December 31, 2004, the securities reclassified from held to maturity to available for sale had a fair value of $839,961,000 and an amortized cost of $813,788,000, which resulted in a credit to Other Comprehensive Income of $15,966,000, net of income taxes, related to the unrealized holding gain.

The amortized cost, gross unrealized gains and losses, fair value and weighted average yield of investment securities by contractual maturity are as follows, there were no investment securities held to maturity at December 31, 2004:

	December 31, 2003
		Gross	Gross		Weighted-
	Amortized	Unrealized	Unrealized		Average
	Cost	Gains	Losses	Fair Value	Yield
		(Dollars in thousands)
Treasury and agencies of the United States Government:
Within one year	$3,016	$—	$—	$3,016	0.87%
After one year but within five years	783,987	51,636	—	835,623	5.04%

	787,003	51,636	—	838,639	5.03%

Commonwealth of Puerto Rico and its subdivisions:
Within one year	4,565	33	—	4,598	5.18%
After one year but within five years	16,293	761		17,054	5.05%
Over ten years	8,500	205	—	8,705	6.44%

	29,358	999	—	30,357	5.48%

Mortgage-backed securities:
After one year but within five years	1,180	93	—	1,273	8.43%
After five years but within ten years	113	7	—	120	9.31%
Over ten years	323	14	—	337	8.40%

	1,616	114	—	1,730	8.48%

Foreign governments:
Within one year	50	—	—	50	7.20%
After one year but within five years	100	—	—	100	7.11%

	150	—	—	150	7.14%

Other securities	15,000	—	—	15,000	0.81%

	$833,127	$52,749	$—	$885,876	4.97%

The Corporation evaluates its investment securities for other than temporary impairment on a quarterly basis or earlier if other factors indicative of potential impairment exist. An impairment charge in the consolidated statements of income is recognized when the decline in the fair value of the securities below their cost basis is judged to be other than temporary. The Corporation considers various factors in determining whether it should recognize an impairment charge, including, but not limited to the length of time and extent to which the fair value has been less than its cost basis, expectation of recoverability of its original investment in the securities and the Corporation’s intent and ability to hold the securities for a period of time sufficient to allow for any forecasted recovery in fair value up to (or beyond) the cost of the investment.

Contractual maturities on certain securities, including mortgage-backed securities, could differ from actual maturities since some issuers have the right to call or prepay these securities.

The weighted average yield on investment securities is based on amortized cost; therefore, it does not give effect to changes in fair value.

Proceeds from investment securities held to maturity that were called by the issuer were approximately $186,792,000; $237,490,000; and $509,713,000 in 2004, 2003 and 2002, respectively. Gross gains of approximately $15,000; $23,000; and $9,000 were realized in 2004, 2003 and 2002 from investments securities called. Gross gains of approximately $773,000 were realized in 2003.

5. Assets Pledged:

At December 31, 2004, investment securities and loans were pledged to secure public funds. The classification and carrying amount of pledged assets, which the secured parties are not permitted to sell or repledge the collateral as of December 31, were as follows:

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	2004	2003
	(In thousands)
Investment securities available for sale	$504,391	$321,910
Investment securities held to maturity	—	130,730
Loans	154,636	163,551
Other	104,535	94,692

	$763,562	$710,883

At December 31, 2004, investment securities with a carrying value of approximately $1,432,312,000 were pledged to securities sold under agreements to repurchase.

At December 31, 2003, investment securities with a carrying value of approximately $1,914,811,000 and securities purchased under agreements to resell with a carrying value of approximately $10,175,000 were pledged to secure securities sold under agreements to repurchase.

6. Loans:

The Corporation’s loan portfolio at December 31 consists of the following:

	2004	2003
	(In thousands)
Commercial and industrial	$2,236,253	$2,034,323
Consumer	448,385	399,957
Leasing	126,148	120,959
Construction	201,041	211,192
Mortgage	2,306,473	1,162,480

	5,318,300	3,928,911
Unearned income and deferred fees/costs	(6,364)	(11,345)
Allowance for loan losses	(69,177)	(69,693)

	$5,242,759	$3,847,873

At December 31, the recorded investment in loans that were considered impaired is as follows:

	2004	2003
	(In thousands)
Impaired loans with related allowance	$13,180	$17,440
Impaired loans that did not require allowance	66,950	63,448

Total impaired loans	$80,130	$80,888

Allowance for impaired loans	$4,883	$8,895

Impaired loans measured based on fair value of collateral	$80,130	$80,358

Impaired loans measured based on discounted cash flows	$—	$530

Interest income recognized on impaired loans	$121	$111

The average balance of impaired loans for the years ended December 31, 2004 and 2003 was approximately $78 million and $63 million, respectively.

The following schedule reflects the approximate outstanding principal amount and the effect on earnings of non-accruing loans.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	2004	2003	2002
	(In thousands)
Principal balance as of December 31	$87,510	$98,368	$123,438

Interest income which would have been recorded had the loans not been classified as non-accruing	$2,351	$3,127	$2,338

Loans past due ninety days or more and still accruing interest	$3,377	$2,404	$3,928

7. Allowance for Loan Losses:

Changes in the allowance for loan losses are summarized as follows:

	2004	2003	2002
	(In thousands)
Balance, January 1	$69,693	$56,906	$51,738
Provision for loan losses	26,270	49,916	63,699
Charge-offs	(39,877)	(47,675)	(69,487)
Recoveries	13,091	10,546	10,956

Balance, December 31	$69,177	$69,693	$56,906

The beginning balance and provision for loan losses for December 31, 2004, 2003 and 2002, detailed above, reflect a reclassification of the reserve for commitments, unused lines and standby letters of credit to other liabilities as detailed below:

	2004	2003	2002
	(In thousands)
Balance, January 1	$879	$1,050	$1,119
Provision (credit) for unfunded commitments and standby letters of credit	390	(171)	(69)

Balance, December 31	$1,269	$879	$1,050

8. Premises and Equipment:

The Corporation’s premises and equipment at December 31 are as follows:

	Useful life
	in years	2004	2003
	(In thousands)
Land		$6,926	$6,926
Buildings	50	38,945	49,330
Equipment	1-10	34,297	38,252
Leasehold improvements	Various	22,646	23,897

		102,814	118,405
Accumulated depreciation and amortization		(49,960)	(57,298)

		$52,854	$61,107

9. Goodwill and Intangible Assets:

Goodwill

Goodwill and intangible assets with an indefinite life are tested for impairment at least annually using a two-step process at each reporting unit.

The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the reporting unit with its carrying amount, including goodwill.

If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired and the second step of the impairment test is not performed. If the carrying value of the reporting unit exceeds its fair value, the second step in the impairment test consists of comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The Corporation uses the market multiple, the discounted cash flows and comparable transaction approaches to determine the fair value of each reporting unit.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

The Corporation has assigned goodwill to reporting units at the time of acquisition. Goodwill is allocated to the Retail Banking segment and the Broker-dealer segment as follows:

	2004	2003
	(In thousands)
Retail Banking	$10,537	$10,537
Broker-dealer	24,254	24,254

	$34,791	$34,791

Goodwill assigned to the Retail Banking segment is related to the acquisition of Banco Central Hispano Puerto Rico (“BCHPR”) in 1996, and the goodwill assigned to the Broker-dealer segment is related to the acquisition of Merrill Lynch’s retail brokerage business in Puerto Rico by Santander Securities Corporation in 2000. There has been no impairment in goodwill for each of the three years in the period ended December 31, 2004.

Other Intangible Assets

Other intangible assets subject to amortization at December 31, were as follows:

	2004	2003
	(In thousands)
Mortgage-servicing rights	$6,503	$4,656
Advisory servicing rights	1,500	—
Core deposits	—	6

	$8,003	$4,662

Mortgage-servicing rights have an estimated useful life of eight years. The advisory-servicing rights are related to the Corporation’s subsidiary acquisition of the right to serve as the investment advisor for the First Puerto Rico Tax-Exempt Fund, Inc. This intangible asset is being amortized over a 10-year estimated useful life.

The estimated aggregate amortization expense for each of the five succeeding years and thereafter of these intangible assets is the following:

Year	Amortization
(In thousands)
2005	$1,260
2006	1,255
2007	1,217
2008	1,217
2009	1,217
Thereafter	1,837

$8,003

10. Other Assets:

Other assets at December 31 consist of the following:

	2004	2003
	(In thousands)
Deferred tax assets, net	$2,344	$19,727
Accounts receivable	61,311	56,178
Securities sold not delivered, net	669	22,715
Other real estate	3,034	4,082
Software, net	12,263	12,365
Prepaid expenses	9,447	15,158
Customers’ liabilities on acceptances	2,166	4,270
Other	16,635	7,555

	$107,869	$142,050

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

11. Savings and Time Deposits:

At December 31, 2004 and 2003, interest-bearing deposits, including time deposits, amounted to $4,004,120,000 and $3,441,815,000, respectively. At December 31, 2004 and 2003, time deposits amounted to approximately $2,018,989,000 and $1,589,368,000, respectively, of which approximately $636,477,000 and $550,216,000, respectively, mature after one year.

Maturities of time deposits for the next five years and thereafter follow:

Year	Amount
(In thousands)
2005	$1,382,512
2006	54,862
2007	44,075
2008	43,672
2009	100,706
Thereafter	393,162

$2,018,989

The detail of interest expense on savings and time deposits for the years ended December 31 is as follows:

	2004	2003	2002
	(In thousands)
Savings deposits
Savings accounts	$15,123	$15,037	$18,238
NOW and other transaction accounts	9,722	10,515	15,868

	24,845	25,552	34,106

Time deposits
Deposits of $100,000 and over	30,743	24,876	43,212
Deposits under $100,000	4,691	5,602	7,090

	35,434	30,478	50,302

	$60,279	$56,030	$84,408

12. Other Borrowings:

Following are summaries of borrowings as of and for the periods indicated:

	December 31, 2004
	Federal Funds	Securities Sold
	Purchased and	Under
	Other	Agreements to	Commercial
	Borrowings	Repurchase	Paper Issued
	(Dollars in thousands)
Amount outstanding at year-end	$780,334	$1,349,444	$629,544

Average indebtedness outstanding during the year	$571,251	$1,625,700	$454,186

Maximum amount outstanding during the year	$1,033,051	$2,052,790	$675,000

Average interest rate for the year	1.75%	3.48%	1.53%

Average interest rate at year-end	2.09%	4.11%	2.38%

	December 31, 2003
	Federal Funds	Securities Sold
	Purchased and	Under
	Other	Agreements to	Commercial
	Borrowings	Repurchase	Paper Issued
	(Dollars in thousands)
Amount outstanding at year-end	$350,000	$1,808,238	$254,904

Average indebtedness outstanding during the year	$318,938	$1,544,410	$150,534

Maximum amount outstanding during the year	$565,000	$1,959,214	$275,000

Average interest rate for the year	1.21%	3.72%	1.24%

Average interest rate at year-end	1.13%	3.19%	1.14%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Federal funds purchased and other borrowings, securities sold under agreements to repurchase and commercial paper issued mature as follows:

	2004	2003
	(In thousands)
Federal funds purchased and other borrowings:
Within thirty days	$205,334	$35,000
After thirty to ninety days	—	45,000
Over ninety days	575,000	270,000

Total	$780,334	$350,000

Securities sold under agreements to repurchase:
Within thirty days	$374,438	$823,122
Over ninety days	975,006	985,116

Total	$1,349,444	$1,808,238

Commercial paper issued:
Within thirty days	$629,544	$254,904

As of December 31, 2004 and 2003, the weighted average maturity of Federal funds purchased and other borrowings over ninety days was 21.18 months and 15.32 months, respectively.

As of December 31, 2004, securities sold under agreements to repurchase (classified by counterparty) were as follows:

		Fair Value of	Weighted-Average
	Balance of Borrowings	Underlying Securities	Maturity in Months
		(Dollars in thousands)
Citigroup Global Markets, Inc.	$200,000	$211,545	18.48
Credit Suisse First Boston LLC	300,000	320,386	33.20
Federal Home Loan Bank New York	100,000	122,951	39.41
Goldman Sachs	49,429	49,868	0.13
JP Morgan Chase Securities, Inc.	125,000	142,891	23.33
Lehman Brothers RS	250,006	280,238	83.14
UBS Financial Services, Inc.	98,324	101,534	0.36
Morgan Stanley	226,685	225,446	0.13

	$1,349,444	$1,454,859	36.39

The following investment securities were sold under agreements to repurchase:

	December 31, 2004
	Carrying		Fair Value of
	Value of Underlying	Balance of	Underlying	Weighted-Average
Underlying Securities	Securities	Borrowings	Securities	Interest Rate
		(Dollars in thousands)
Obligations of U.S. Government agencies and corporations	$1,062,637	$994,072	$1,085,183	4.54%
Mortgage-backed securities	369,675	355,372	369,676	4.36%

Total	$1,432,312	$1,349,444	$1,454,859	4.49%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	December 31, 2003
	Carrying Value		Fair Value of	Weighted-
	of Underlying	Balance of	Underlying	Average
Underlying Securities	Securities	Borrowings	Securities	Interest Rate
	(Dollars in thousands)
Obligations of U.S. Government agencies and corporations	$830,650	$764,674	$874,111	4.51%
Mortgage-backed securities	1,084,161	1,033,454	1,084,161	4.53%
Other	10,175	10,110	10,197	1.33%

Total	$1,924,986	$1,808,238	$1,968,469	4.51%

13. Subordinated Capital Notes and Term Notes:

Subordinated Capital Notes

Subordinated capital notes at December 31 consisted of the following:

	2004	2003
	(In thousands)
Subordinated notes with fixed interest of 6.30% maturing June 1, 2032	$72,898	$—
Subordinated capital notes issued by an affiliate maturing on December 30, 2010, with interest at 2.12%	—	12,000
Floating-rate notes with interest at 1 % over 1 month LIBOR-2.17% at December 31, 2003
Due on demand	—	425
Maturing on December 30, 2010	—	3,500

	72,898	15,925
Unamortized discount	(310)	—

	$72,588	$15,925

Term Notes

Term notes payable outstanding at December 31 consisted of the following:

	2004	2003
	(In thousands)
Term notes maturing January 29, 2010 linked to the S&P 500 index	$30,000	$—
Term notes maturing May 31, 2011 with fixed interest of 0.25%		—
Linked to the S&P 500	4,000	—
Linked to the Dow Jones Euro STOXX 50	3,000	—
Term notes 1994 Series maturing August 8, 2004 at 6.82%	—	50,000
Term note with fixed interest of 1 .36% maturing June 24, 2004	—	62,000
Loans underlying Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (“AFICA”) -sponsored bonds:
Series A-with 6.20% fixed interest maturing June 1, 2018	—	21,589
Series B-with 6.50% fixed interest maturing December 1, 2019	—	8,822
Series D-with 6.15% fixed interest maturing December 1, 2021	—	25,000

	—	55,411

	37,000	167,411
Unamortized discount	(5,543)	(1,445)

	$31,457	$165,966

The 1994 Series term notes outstanding in 2003 contained certain general restrictions related to financial ratios, among others. The Corporation was in compliance with such restrictions. Term notes mature after the next five years.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

14. Reserve Fund:

The Banking Law of Puerto Rico requires that a reserve fund be created and that annual transfers of at least 10% of the Bank’s annual net income be made, until such fund equals 100% of total paid-in capital, on common and preferred stock. Such transfers restrict the retained earnings, which would otherwise be available for dividends.

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

Common Stock

During 2004, 2003 and 2002, the Corporation declared and paid quarterly cash dividends of $0.11 per common share except for the fourth quarter of 2004 when the Corporation declared a dividend of $0.16 per common share.

The Corporation adopted and implemented Stock Repurchase Programs in May 2000, December 2000 and June 2001. Under these programs, the Corporation acquired 3%of its then outstanding common shares. During November 2002, the Corporation started a fourth Stock Repurchase Program under which it may acquire 3% of its outstanding common shares. As of December 31, 2004, 4,011,260 common shares amounting to approximately $67,552,000 had been repurchased under these programs and are recorded as treasury stock and recorded at cost in the accompanying consolidated balance sheets.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Stockholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

On July 9, 2004, the Board of Directors of the Corporation authorized a 10% stock dividend on common stock to stockholders of record as of July 20, 2004 amounting to approximately 4.2 million common shares. The common stock dividend was distributed on August 3, 2004. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the accompanying financial statements have been restated to reflect these stock dividends, as follows:

	2004	2003	2002
	(Dollars and number of shares in thousands, except earnings per common share)
Net income	$84,459	$39,445	$25,752
Dividends to preferred stockholders	—	7,114	4,568

Net income available to common stockholders	$84,459	$32,331	$21,184

Average number of common shares outstanding prior to common stock dividend	42,399	42,421	43,070
Common stock dividend	4,240	4,240	4,240

Adjusted average number of common shares	46,639	46,661	47,310

Basic and diluted earnings per common share	$1.81	$0.69	$0.45

16. Income Tax:

The Corporation is subject to regular or the alternative minimum tax, whichever is higher. The effective tax rate is lower than the statutory rate primarily because interest income on certain United States and Puerto Rico debt securities is exempt from Puerto Rico income taxes.

The Corporation is also subject to federal income tax on its United States (U.S.) source income. However, the Corporation had no taxable U.S. income for each of the three years in the period ended December 31, 2004. The Corporation is not subject to federal income tax on U.S. Treasury securities that qualify as portfolio interest, nor to the branch profit tax and the branch level tax.

Puerto Rico international banking entities, or IBE’s, are currently exempt from taxation under Puerto Rico law. During 2004, the Legislature of Puerto Rico and the Governor of Puerto Rico approved a law amending the IBE Act. This law imposes income taxes at normal statutory rates on each IBE

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

that operates as a unit of a bank, if the IBE’s net income generated after December 31, 2003 exceeds 40 percent of the bank’s net income in the taxable year commenced on July 1, 2003, 30 percent of the bank’s net income in the taxable year commencing on July 1, 2004, and 20 percent of the bank’s net income in the taxable year commencing on July 1, 2005, and thereafter. It does not impose income taxation on an IBE that operates as a subsidiary of a bank

The Corporation has an IBE that operates as a subsidiary of the Bank, and which is not affected by the new legislation. However, there cannot be any assurance that the IBE Act will not be modified in the future in a manner to reduce the tax benefits available to IBE’s that operate as a subsidiary of a bank.

The components of the provision for income tax for the years ended December 31 are as follows:

	2004	2003	2002
	(In thousands)
Current tax provision	$6,009	$1,424	$1,500
Deferred tax provision (benefit)	2,136	(1,709)	1,789

Provision (benefit) for income tax	$8,145	$(285)	$3,289

The difference between the income tax provision and the amount computed using the statutory rate is due to the following:

	2004		2003		2002
	Amount	Rate	Amount	Rate	Amount	Rate
	(Dollars in thousands)
Income tax at statutory rate	$36,115	39%	$15,273	39%	$11,326	39%
Benefits of net tax-exempt income	(26,299)	-28%	(10,058)	-26%	(8,219)	-28%
Release of income tax contingencies	(5,410)	-6%	(6,000)	-15%	—	0%
Other	3,739	4%	500	1%	182	0%

Provision (benefit) for income tax	$8,145	9%	$(285)	-1%	$3,289	11%

The release of income tax contingencies in 2004 and 2003 reflects the settlement of examinations by the taxing authorities and the expiration of the statute of limitations for certain tax years.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation’s deferred tax assets and liabilities at December 31, were as follows:

	2004	2003
	(In thousands)
Deferred Tax Assets-
Unrealized loss on securities available for sale	$—	$4,677
Unrealized loss on derivatives	1,051	3,101
Allowance for loan losses	5,263	5,465
Additional minimum pension liability	9,066	9,124
Other	1,893	513

	17,273	22,880

Deferred Tax Liabilities-
Unrealized gain on securities available for sale	5,440	—
Amortization of goodwill	3,464	882
Difference in accounting treatment of certain loan origination activities, mortgage-servicing rights and other	6,025	2,271

	14,929	3,153

Net deferred tax asset	$2,344	$19,727

Under the Puerto Rico Income Tax Law, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

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

The Corporation leases certain operating facilities under non-cancelable operating leases, including leases with related parties, and has other agreements expiring at various dates through 2025. Rent expense charged to operations related to these leases was approximately $5,868,000; $5,457,000; and $5,499,000, for 2004, 2003 and 2002, respectively. At December 31, 2004, the minimum unexpired commitments are as follows:

Year	Amount
(In thousands)
2005	$16,150
2006	11,285
2007	8,625
2008	6,740
2009	3,368
Thereafter	16,392

$62,560

18. Pension Plans:

The Corporation maintains a qualified noncontributory defined benefit pension plan (the “Corporation’s Plan”), which covers substantially all eligible employees of the Corporation and its subsidiaries. The plan was organized in 1978 under the laws of the Commonwealth of Puerto Rico and is subject to the provisions of the Employee Retirement Income Security Act of 1974(“ERISA”).

The Corporation’s policy is to contribute to the plan normal costs that are charged to operations. However, in no event may contributions exceed the maximum or minimum limits prescribed by ERISA and the Puerto Rico Income Tax Act.

In connection with the acquisition of BCHPR in 1996, the Bank became the administrator of the acquired financial institution’s noncontributory defined benefit pension plan (the “BCH Plan”). It is management’s intention to keep this pension plan in a frozen status. Active participants of BCHPR’s pension plan who became employees of the Bank were included in the Bank’s pension plan effective January 1, 1997. Beneficiaries of BCHPR’s plan are receiving benefits from this plan. This plan is also subject to the provisions of ERISA.

The Corporation’s Plan uses a December 31 measurement date while the BCH Plan uses a November 30 measurement date.

The following presents the funded status of the Corporation’s Plan at December 31, 2004 and 2003, based on the actuarial assumptions described below.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

	2004	2003
	(In thousands)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$29,670	$29,191
Service cost benefits earned during the year	1,258	1,795
Interest cost on projected benefit obligation	1,892	1,971
Actuarial loss (gain)	2,473	(2,276)
Benefit distributions	(1,000)	(1,011)

Projected benefit obligation at end of year	34,293	29,670

Change in plan assets:
Fair value of plan assets at beginning of year	24,400	26,719
Actual return on plan assets	1,636	(1,309)
Employer contributions	217	—
Benefit distributions	(1,000)	(1,011)

Fair value of plan assets at end of year	25,253	24,399

Funded status	(9,040)	(5,271)
Unrecognized net actuarial gain	11,799	9,329
Unrecognized prior service cost	(1,213)	(1,284)
Unrecognized transition amount	(22)	(24)

Prepaid pension benefit	$1,524	$2,750

Amounts recognized on the balance sheet consist of:
Prepaid pension benefit	$—	$—
Accrued benefit liability, net of prepaid benefit cost	(4,602)	(1,477)
Accumulated other comprehensive income	6,126	4,227

Net amount recognized	$1,524	$2,750

Increase in minimum liability included in other comprehensive income	$1,899	$4,227

Projected benefit obligation	34,294	29,670
Accumulated benefit obligation	29,855	25,877
Fair value of plan assets	25,253	24,400

For each of the three years in the period ended December 31, 2004, the pension costs for the Corporation’s Plan included the following components:

	2004	2003	2002
		(In thousands)
Service cost during the year	$1,259	$1,795	$1,313
Interest cost on projected benefit obligation	1,892	1,971	1,762
Expected return on assets	(2,080)	(1,822)	(2,093)
Net amortization	372	454	218

Net periodic pension cost	$1 ,443	$2,398	$1,200

Assumptions used to determine benefit obligation for the Corporation’s Plan as of December included:

	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%

Rate of compensation increase	3.00%	3.50%	5.00%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Assumptions used to determine net periodic pension cost for the Corporation’s Plan as of December 31, included:

	2004	2003	2002
Discount rate	6.25%	6.75%	6.50%

Rate of compensation increase	3.00%	3.50%	5.00%

Expected return on plan assets	8.50%	8.50%	8.50%

In developing the expected long-term rate of return assumption, the Corporation evaluated input from the Corporation’s Plan actuaries, financial analysts and the Corporation’s long-term inflation assumptions and interest rate scenarios. Projected returns by such consultants are based on broad equity and bond indices. The Corporation also considered historical returns on its plan assets. Based on this analysis the Corporation anticipates that the Plan’s investment managers will continue to generate long-term returns of at least 8.50%.

The Corporation’s Plan asset allocations at December 31, by asset category are as follows:

	2004	2003
Asset Category:
Equity securities	60%	46%
Debt securities	37%	41%
Other	3%	13%

Total	100%	100%

Expected contribution to the Corporation’s Plan for 2005 is $1,109,480.

The following presents the funded status of the BCH Plan at November 30, 2004 and 2003, based on the actuarial assumptions described below:

	2004	2003
	(In thousands)
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$32,888	$29,553
Interest cost on projected benefit obligation	1,990	1,963
Actuarial loss	796	3,096
Benefit distributions	(2,776)	(1,724)

Projected benefit obligation at end of year	32,898	32,888

Change in plan assets:
Fair value of plan assets at beginning of year	20,817	20,906
Actual return on plan assets	4,488	(911)
Employer contributions	2,155	2,546
Benefit distributions	(2,776)	(1,724)

Fair value of plan assets at end of year	24,684	20,817

Funded status	(8,214)	(12,071)
Contributions after measurement date and/or before end of year	—	410
Unrecognized actuarial loss	17,119	19,167

Prepaid pension benefit	$8,905	$7,506

Amounts recognized on the balance sheet consist of:
Accrued benefit liability, net of prepaid benefit cost	$(8,214)	$(11,661)
Accumulated other comprehensive income	17,119	19,167

Net amount recognized	$8,905	$7,506

(Decrease) increase in minimum liability included in other comprehensive income	$(2,048)	$5,093
Projected benefit obligation	32,898	32,888
Accumulated benefit obligation	32,898	32,888
Fair value of plan assets	24,685	20,817

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

For each of the three years in the period ended November 30, 2004, the pension costs for the BCH Plan included the following components. Effective November 30, 1996, the benefits in this plan were frozen.

	2004	2003	2002
	(In thousands)
Interest cost on projected benefit obligation	$1,990	$1,963	$1,929
Expected return on assets	(2,034)	(1,778)	(2,146)
Net amortization	391	692	401

Net periodic pension cost	$347	$877	$184

Assumptions used to determine benefit obligations and net periodic pension cost for the BCH Plan as of November 30 included:

	2004	2003	2002
Discount rate	6.00%	6.25%	6.75%

Rate of compensation increase	0.00%	0.00%	0.00%

Expected return on plan assets	8.50%	8.50%	8.50%

In developing the expected long-term rate of return assumption, the Corporation evaluated input from the BCH Plan’s actuaries, financial analysts and the Corporation’s long-term inflation assumptions and interest rate scenarios. Projected returns by such consultants are based on broad equity and bond indices. The Corporation also considered historical returns on its plan assets. Based on this analysis the Corporation anticipates that the BCH Plan’s investment managers will continue to generate long-term returns of at least 8.50%.

The Corporation’s asset allocations for the BCH Plan at November 30 by asset category are as follows:

	2004	2003
Asset Category:
Equity securities	62%	34%
Debt securities	37%	57%
Other	1%	9%

Total	100%	100%

The Corporation’s expected contribution to the BCH Plan for 2005 is $2,238,876.

The Corporation’s investment policy with respect to the Corporation’s Plan and the BCH Plan is to optimize, without undue risk, the total return on investment of the Plan assets after inflation, within a framework of prudent and reasonable portfolio risk. The investment portfolio will be diversified in multiple asset classes to reduce portfolio risk, and assets may be shifted between asset classes to reduce volatility when warranted by projections of the economic and/or financial market environment, consistent with ERISA diversification principles. The Corporation’s target asset allocations for both plans are 60% equity and 40% fixed/variable income. As circumstances and market conditions change, these allocations may be amended to reflect the most appropriate distribution given the new environment consistent with the investment objectives.

Equity securities include common stock of the Corporation as a percentage of the carrying value of the respective plan assets, as detailed below:

	2004	2003
Banco Santander Puerto Rico Employees’ Retirement Plan	7%	6%
Banco Central Hispano Puerto Rico Employees’ Pension Plan	10%	9%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Expected future benefit payments for the plans at the end of their respective fiscal years are as follows:

	Corporation’s	BCH
	Plan	Plan
	(In thousands)
2005	$913	$1,293
2006	956	2,283
2007	996	1,833
2008	1,042	2,394
2009	1,127	3,118
2009 through 2014	7,948	16,117

19. Related Party Transactions:

The Corporation engages in transactions with affiliated companies in the ordinary course of its business. At December 31, 2004, 2003 and 2002, the Corporation had the following transactions with related parties:

	2004	2003	2002
	(In thousands)
Deposits from related parties	$170,170	$124,401	$751,194
Interest-bearing deposits with affiliates	471	870	1,418
Loans to directors, officers, and related parties (on substantially the same terms and credit risks as loans to third parties)	8,886	7,362	6,459
Technical assistance income for services rendered	2,400	2,600	2,950
Technical assistance expense for services received	10,224	8,470	585
Technical assistance for software development	700	—	—
Derivative financial instruments purchased from affiliates	116,432	12,087	11,521
Derivative financial instruments sold to affiliates	52,350	2,350	2,350

During 2003, the Corporation sold its software developed for internal use to an affiliate at book value, for approximately $42 million. The affiliate charged the Corporation approximately $3,076,000 and $1,538,000 for the use of such software in 2004 and 2003, respectively, which amounts are included above under the caption of technical assistance expense for services received. During 2003 the Corporation sold loans to an affiliate at book value amounting to approximately $12,397,000.

20. Derivative Financial Instruments:

As of December 31, 2004, the Corporation had the following derivative financial instruments outstanding:

				Other
			Gain (Loss)	Comprehensive
			for the year	Income* for
			ended Dec. 31,	the year ended
	Notional Value	Fair Value	2004	Dec. 31, 2004
	(In thousands)
CASH FLOW HEDGES
Interest rate swaps	$100,000	$(2,244)	$—	$3,463
FAIR VALUE HEDGES
Interest rate swaps	1,545,634	(29,643)	579	—
OTHER DERIVATIVES
Options	69,770	6,880	5,325	—
Embedded options on stock-indexed deposits	(69,125)	(6,881)	(2,401)	—
Interest rate caps	34,996	(54)	239	—
Customer interest rate caps	(32,975)	38	(217)	—
Customer interest rate swaps	(167,713)	(937)	(1,491)	—
Interest rate swaps	167,713	1,505	1,422	—
Loan commitments	2,415	3	3	—

			$3,459	$3,463

*	Net of tax

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

As of December 31, 2003, the Corporation had the following derivative financial instruments outstanding:

				Other
			Gain (Loss)	Comprehensive
			for the year	Income* for the
			ended	year ended
			December 31,	December 31,
	Notional Value	Fair Value	2003	2003
	(In thousands)
CASH FLOW HEDGES
Interest rate swaps	$100,000	$(7,924)	$—	$1,739
FAIR VALUE HEDGES
Interest rate swaps	380,789	(8,140)	(206)	—
OTHER DERIVATIVES
Options	11,870	279	83	—
Embedded options on stock-indexed deposits	(11,296)	(279)	(98)	—
Forward foreign currency exchange contracts	6,824	2	—	—
Interest rate caps	29,495	(330)	75	—
Customer interest rate caps	(29,495)	330	37	—
Customer interest rate swaps	(122,012)	554	1,767	—
Interest rate swaps	138,012	83	(1,381)	—

			$277	$1,739

*	Net of tax

The Corporation’s principal objective in holding interest rate swap agreements is the management of interest rate risk and changes in the fair value of assets and liabilities. The Corporation’s policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate characteristic of the hedged instrument. During July 2000, the Corporation swapped $100 million of term funds at a fixed spread over U.S. Treasury securities. These swaps were designated as cash flow hedges and mature through the year 2005. As of December 31, 2004, the total amount, net of tax, included in accumulated other comprehensive loss pertaining to the $100 million interest rate swap was an unrealized loss of $1.4 million, which the Corporation expects to reclassify into earnings during the next year. As of December 31, 2003, the total amount, net of tax, included in accumulated other comprehensive income pertaining to the $100 million interest rate swap was an unrealized loss of $4.8 million, net of tax.

As of December 31, 2004, the Corporation also had outstanding interest rate swap agreements, with a notional amount of approximately $1.5 billion, maturing through the year 2032. The weighted average rate paid and received on these contracts is 4.64% and 4.07%, respectively. As of December 31, 2004, the Corporation had retail fixed rate certificates of deposit amounting to approximately $511.6 million, a subordinated note amounting to approximately $75 million and $930.1 million of fixed rate loans swapped to create a floating rate source of funds. These swaps were designated as fair value hedges. For the year ended December 31, 2004, the Corporation recognized a gain of approximately $579,000 on fair value hedges due to hedge ineffectiveness, which is included in other income in the consolidated statements of income.

As of December 31, 2003, the Corporation had outstanding interest rate swap agreements, with a notional amount of approximately $380.8 million, maturing through the year 2024. The weighted average rate paid and received on these contracts was 1.22% and 4.83%, respectively. As of December 31, 2003, the Corporation had retail fixed rate certificates of deposit amounting to approximately $374.7 million and a $3.5 million fixed rate loan swapped to create a floating rate source of funds. These swaps were designated as fair value hedges. For the year ended December 31, 2003, the Corporation recognized a loss of approximately $206,000 on fair value hedges due to hedge ineffectiveness, which is included in other income in the consolidated statements of income.

The Corporation issues certificates of deposit and individual retirement accounts with returns linked to the Standard and Poor’s 500 Index, which constitutes an embedded derivative instrument that is bifurcated from the host deposit and recognized on the balance sheet. The Corporation enters into option agreements in order to manage the interest rate risk on these deposits; however, these options have not been designated for hedge accounting, therefore gains and losses on the market value of both the embedded derivative instruments and the option contracts are marked to market through earnings and recorded in other gains and losses in the consolidated statements of income. For the year ended December 31, 2004, a loss of approximately $2,401,000 was recorded on embedded options on stock-indexed deposits and a gain of approximately $5,325,000 was recorded on the option contracts. Included in the option gain is the maturity of $2.0 billion in swaptions that resulted in a gain of approximately $2,943,000. For the year ended December 31, 2003, a loss of approximately $98,000 was recorded on embedded options on stock-indexed deposits and a gain of approximately $83,000 was recorded on the option contracts.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Forwards are contracts for the delayed purchase of specified securities at a specified price and time, and qualify for hedge accounting. The Corporation occasionally enters into foreign currency exchange forwards in order to satisfy the needs of its customers. As of December 31, 2003, the Corporation had foreign currency exchange forwards with a notional amount of $6,824,000. For the year ended December 31, 2003, the total amount, included in other comprehensive income (loss) related to these currency exchange forwards was an unrealized gain of $ 1,368, net of deferred taxes of $875. There were no forward contracts outstanding at December 31, 2004.

The Corporation enters into certain derivative transactions with customers, which includes interest rate caps, collars and swaps, and simultaneously hedges the Corporation’s position with related and unrelated third parties under substantially the same terms and conditions. For the year ended December 31, 2004 and the year ended December 31, 2003, the Corporation recognized a net loss of $47,000 and a net gain of $498,000, respectively, on these transactions.

The Corporation enters into loan commitments with customers to extend mortgage loans at a specified rate. These loan commitments are written options and are measured at fair value pursuant to SFAS 133. As of December 31, 2004 the Corporation had loan commitments outstanding for approximately $2.4 million and recognized a gain of $3,000 on these commitments.

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

The Corporation’s exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written, is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The contract amount of financial instruments, whose amounts represent credit risk as of December 31, 2004 and 2003, was as follows:

	2004	2003
	(In thousands)

Standby letters of credit and financial guarantees written	$244,107	$273,519

Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,024,782	$1,034,489

The Corporation issues financial standby letters of credit to guarantee the performance of its customers to third parties. If the customer fails to meet its financial performance obligation to the third party, then the Corporation would be obligated to make the payment to the guaranteed party. At December 31, 2004, the Corporation’s liabilities include $2,289,000 which represents the fair value of the obligations undertaken in issuing the guarantees under the standby letters of credit issued or modified after December 31, 2002, net of the related amortization at inception. The fair value approximates the fee received from the customer for issuing the standby letter of credit. The fees are deferred and recognized on a straight-line basis over the commitment period. Standby letters of credit outstanding at December 31, 2004, had terms ranging from three months to five years. The contract amounts of the standby letters of credit of approximately $244,107,000 at December 31, 2004, represent the maximum potential amount of future payments the Corporation could be required to make under the guarantee in the event of non-performance by its customers.

These standby letters of credit typically expire without being drawn upon. Management does not anticipate any material losses related to these guarantees.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties and real estate. The Corporation holds collateral as guarantee for most of these financial instruments.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

22. Fair Value of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Corporation’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

Trading Securities, Investment Securities Available for Sale, Investment Securities Held to Maturity and Other Investments

The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, mortgage, construction and other loans. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and non-performing.

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

Mortgage loans available for sale are carried at the lower of cost or market and therefore approximate fair value.

Fair value for significant non-performing loans, and loans with payments in arrears, is based on recent internal or external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risks, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Accrued Interest Receivable

The carrying amount of accrued interest receivable is a reasonable estimate of its fair value.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings and NOW accounts, money market and checking accounts is equal to the amount payable on demand as of December 31, 2004 and 2003, respectively. The fair value of fixed maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Other Borrowings

The carrying amount of federal funds purchased and other borrowings is a reasonable estimate of fair value.

Securities Sold under Agreement to Repurchase

The carrying amount of securities sold under agreement to repurchase is a reasonable estimate of fair value.

Commercial Paper Issued

The fair value of commercial paper issued is based on discounted cash flows using an estimated discount rate based on the Corporation’s incremental borrowing rates currently offered for similar debt instruments.

Subordinated Capital Notes and Term Notes

The fair value of variable rate subordinated capital notes and fluctuating annual rate term notes is equal to the balance as of December 31, 2004 and 2003, since such notes are tied to floating rates. The fair value of the fixed annual rate term notes is based on discounted cash flows, which consider an estimated discount rate currently offered for certain borrowings.

Accrued Interest Payable

The carrying amount of accrued interest payable is a reasonable estimate of fair value.

Standby Letters of Credit and Commitments to Extend Credit

The fair value of commitments to extend credit, financial guarantees and letters of credit is based on judgment regarding future expected loss experience, current economic conditions and the counterparties’ credit standings.

Interest Rate Swap Agreements and Caps

The fair value of interest rate swaps and caps is estimated

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

using the prices currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements.

Following are the cost and fair value of financial instruments as of December 31:

	2004		2003
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
		(In thousands)
Consolidated balance sheet financial instruments:
Cash, cash equivalents and all interest-bearing deposits	$529,410	$529,410	$403,233	$403,233

Trading securities	$34,184	$34,184	$42,547	$42,547

Investment securities available for sale	$1,978,132	$1,978,132	$1,664,311	$1,664,311

Investment securities held to maturity	$—	$—	$833,127	$885,876

Other investment securities	$37,500	$37,500	$—	$—

Loans held for sale	$271,596	$271,596	$297,201	$297,201

Loans	$5,242,759	$5,647,539	$3,847,873	$3,937,878

Accrued interest receivable	$44,682	$44,682	$36,398	$36,398

Deposits:
Non interest-bearing	$744,019	$744,019	$700,413	$700,413
Interest-bearing	4,004,120	4,037,590	3,441,815	3,448,116

Total	$4,748,139	$4,781,609	$4,142,228	$4,148,529

Federal funds purchased and other borrowings	$780,334	$780,334	$350,000	$350,000

Securities sold under agreements to repurchase	$1,349,444	$1,349,444	$1,808,238	$1,808,238

Commercial paper issued	$629,544	$629,046	$254,904	$255,090

Subordinated capital and term notes	$104,045	$98,132	$181,891	$191,114

Accrued interest payable	$22,666	$22,666	$18,728	$18,728

	2004		2003
	Contract or		Contract or
	Notional		Notional
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Off balance sheet financial instruments:
Standby letters of credit and financial guarantees written	$244,107	$(244)	$273,519	$(274)

Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,024,782	$(1,025)	$1,034,489	$(1,034)

23. Significant Group Concentrations of Credit Risk:

Most of the Corporation’s business activities are with customers located within Puerto Rico. The Corporation has a diversified loan portfolio with no significant concentration in any economic sector.

24. Regulatory Matters:

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

a direct material effect on the Corporation’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation’s and the Bank’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios, as indicated below, of Total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). In management’s opinion, the Corporation and the Bank met all capital adequacy requirements to which they were subject as of December 31, 2004 and 2003.

As of December 31, 2004, the Corporation and the Bank qualified as well-capitalized institutions under the regulatory framework. To be categorized as well capitalized, the institution must maintain minimum total risk-based, Tier I risk based and Tier I leverage ratios as set forth in the following table. At December 31, 2004, there are no conditions or events that management believes to have changed the Corporation’s and the Bank’s category since the regulator’s last notification.

At December 31, 2004 and 2003, the Corporation’s required and actual regulatory capital amounts and ratios follow:

	December 31, 2004
					Well-
	Required		Actual		Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$431,496	8%	$641,948	11.90%	≥	10%
Tier I Capital (to Risk Weighted Assets)	$215,748	4%	$499,800	9.27%	≥	6%
Leverage Ratio	$235,601	3%	$499,800	6.36%	≥	5%

	December 31, 2003
					Well-
	Required		Actual		Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$390,568	8%	$508,148	10.41%	≥	10%
Tier I Capital (to Risk Weighted Assets)	$195,284	4%	$431,504	8.84%	≥	6%
Leverage Ratio	$214,460	3%	$431,504	6.04%	≥	5%

At December 31, 2004 and 2003, the Bank’s required and actual regulatory capital amounts and ratios follow:

	December 31, 2004
					Well-
	Required		Actual		Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$427,503	8%	$598,153	11.19%	≥	10%
Tier I Capital (to Risk Weighted Assets)	$213,751	4%	$531,311	9.94%	≥	6%
Leverage Ratio	$233,389	3%	$531,311	6.83%	≥	5%

	December 31, 2003
					Well-
	Required		Actual		Capitalized
	Amount	Ratio	Amount	Ratio	Ratio
	(Dollars in thousands)
Total Capital (to Risk Weighted Assets)	$385,315	8%	$524,697	10.89%	≥	10%
Tier I Capital (to Risk Weighted Assets)	$192,658	4%	$464,364	9.64%	≥	6%
Leverage Ratio	$211,442	3%	$464,364	6.59%	≥	5%

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

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

Measurement of Segment Profit or Loss and Segment Assets

The Corporation’s reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. These are managed separately because of their unique technology, marketing and distribution requirements.

The following presents financial information of reportable segments as of and for the years ended December 31, 2004, 2003 and 2002. General corporate expenses and income taxes have not been added or deducted in the determination of operating segment profits. The “Other” column includes the items necessary to reconcile the identified segments to the reported consolidated amounts. Included in the “Other” column are expenses of the internal audit, investors’ relations, strategic planning, administrative services, mail, marketing, public relations, electronic data processing departments and comptroller’s departments. The “Eliminations” column includes all intercompany eliminations for consolidation.

	December 31, 2004
	Commercial	Mortgage	Treasury and	Broker-			Consolidated
	Banking	Banking	Investments	dealer	Other	Eliminations	Total
	(In thousands)
Total external revenue	$194,097	$110,827	$113,253	$49,553	$19,238	$(9,799)	$477,169
Intersegment revenue	5,440	—	22	6	4,331	(9,799)	—
Interest income	158,748	104,441	99,830	1,313	1,164	(5,566)	359,930
Interest expense	34,499	23,141	85,802	1,107	1,884	(5,671)	140,762
Depreciation and amortization	6,139	1,211	237	511	5,140	—	13,238
Segment income before income tax	39,423	76,263	22,351	15,041	(59,854)	(620)	92,604
Segment assets	3,320,311	2,603,898	2,417,746	89,233	218,247	(307,655)	8,341,780

	December 31, 2003
	Commercial	Mortgage	Treasury and	Broker-			Consolidated
	Banking	Banking	Investments	dealer	Other	Eliminations	Total
	(In thousands)
Total external revenue	$202,674	$89,348	$97,269	$47,148	$17,575	$(8,493)	$445,521
Intersegment revenue	4,240	—	5	—	4,248	(8,493)	—
Interest income	166,344	76,195	85,637	1,115	510	(4,220)	325,581
Interest expense	32,818	15,092	87,520	845	296	(4,220)	132,351
Depreciation and amortization	6,963	1,192	229	459	11,848	—	20,691
Segment income before income tax	26,302	63,506	4,135	15,158	(69,941)	—	39,160
Segment assets	3,000,808	1,515,063	2,801,909	87,958	230,512	(268,950)	7,367,300

	December 31, 2002
	Commercial	Mortgage	Treasury and	Broker-			Consolidated
	Banking	Banking	Investments	dealer	Other	Eliminations	Total
	(In thousands)
Total external revenue	$255,295	$82,529	$88,395	$34,236	$11,301	$(5,295)	$466,461
Intersegment revenue	3,370	—	19	—	1,906	(5,295)	—
Interest income	218,261	74,242	75,077	1,074	70	(3,371)	365,353
Interest expense	57,917	19,484	84,729	1,156	—	(3,371)	159,915
Depreciation and amortization	7,576	3,091	120	440	14,009	—	25,236
Segment income before income tax	32,690	52,884	(1,220)	7,560	(40,483)	(22,390)	29,041
Segment assets	3,009,560	1,080,852	2,929,603	66,314	225,698	(185,583)	7,126,444

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Reconciliation of Segment Information to Consolidated Amounts

Information for the Corporation’s reportable segments in relation to the consolidated totals at December 31, follows:

	2004	2003	2002
	(In thousands)
Revenues:
Total revenues for reportable segments	$467,730	$436,439	$460,455
Other revenues	19,238	17,575	11,301
Elimination of intersegment revenues	(9,799)	(8,493)	(5,295)

Total consolidated revenues	$477,169	$445,521	$466,461

Total income before tax of reportable segments	$153,078	$109,101	$91,914
Income before tax of other segments	(59,854)	(69,941)	(40,483)
Elimination of intersegment profits	(620)	—	(22,390)

Consolidated income before tax	$92,604	$39,160	$29,041

Assets:
Total assets for reportable segments	$8,431,188	$7,405,738	$7,086,329
Assets not attributed to segments	218,247	230,512	225,698
Elimination of intersegment assets	(307,655)	(268,950)	(185,583)

Total consolidated assets	$8,341,780	$7,367,300	$7,126,444

26. Quarterly Results (Unaudited):

The following table reflects the unaudited quarterly results of the Corporation during the years ended December 31, 2004, 2003 and 2002.

			Net Interest	Income
			Income after	(Loss) Before		Earnings Per
	Interest	Net Interest	Provision for	Provision for	Net Income	Common
	Income	Income	Loan Losses	Income Tax	(Loss)	Share
	(Dollars in thousands, except per share data)
March 31, 2004	$85,828	$53,977	$45,227	$27,684	$25,214	$0.54

June 30, 2004	$86,126	$53,630	$47,630	$16,054	$16,046	$0.34

September 30, 2004	$92,449	$55,939	$48,919	$23,466	$21,869	$0.47

December 31, 2004	$95,527	$55,622	$51,122	$25,400	$21,330	$0.46

March 31, 2003	$79,022	$43,627	$31,562	$5,790	$5,138	$0.08

June 30, 2003	$78,924	$45,891	$32,176	$9,275	$7,022	$0.14

September 30, 2003	$81,495	$48,956	$39,991	$14,057	$11,543	$0.22

December 31, 2003	$86,140	$54,756	$39,756	$10,038	$15,742	$0.26

March 31, 2002	$95,850	$54,667	$42,695	$19,707	$14,805	$0.29

June 30, 2002	$96,802	$56,019	$39,569	$10,234	$8,400	$0.15

September 30, 2002	$90,159	$50,525	$33,447	$4,372	$3,961	$0.06

December 31, 2002	$82,542	$44,227	$26,097	$(5,272)	$(1,414)	$(0.05)

Quarterly amounts have been restated on a historical basis to give retroactive effect to the acquisition of Santander Securities Corporation, as discussed in Note 1 to the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

27. Santander BanCorp (Parent Company Only) Financial Information:

The following condensed financial information presents the financial position of the Parent Company Only, as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004.

The 2004 net income of Santander BanCorp (parent company only) is $621,000 greater than the consolidated net income of Santander BanCorp and subsidiaries, because it includes a transaction between Santander BanCorp’s wholly owned subsidiaries, Banco Santander and Santander Securities, which has a different accounting treatment in the stand-alone financial statements of each of these entities. Such transaction is eliminated in consolidation.

Santander BanCorp

Balance Sheets-December 31, 2004 and 2003
(Dollars in thousands, except share data)

	2004	2003
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	$44	$12,544
Interest-bearing deposits	8,078	—

Total cash and cash equivalents	8,122	12,544
Loans, net	43,000	37,000
Investment in Subsidiaries	613,180	535,939
Interest Receivable	394	—
Other Assets	173	45

	$664,869	$585,528

LIABILITIES AND STOCKHOLDERS’ EQUITY
Borrowings	$30,000	$25,000
Term Notes	—	62,000
Subordinated Notes	72,588	12,000
Interest Payable	589	—
Other Liabilities	5,068	5,696

Total liabilities	108,245	104,696

STOCKHOLDERS’ EQUITY:
Common stock, $2.50 par value; 200,000,000 shares authorized, 50,650,364 shares issued in December 2004 and 46,410,214 shares issued in December 2003; 46,639,104 shares outstanding in December 2004 and 42,398,954 shares outstanding in December 2003.	126,626	116,026
Capital paid in excess of par value	552,195	459,766
Treasury stock at cost, 4,011,260 shares in December 2004 and 2003.	(67,552)	(67,552)
Retained earnings-
Undivided profits	(54,645)	(27,408)

Total stockholders’ equity	556,624	480,832

	$664,869	$585,528

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Santander BanCorp

Statements of Income
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
Interest Income:
Loans	$1,000	$404	$—
Interest bearing deposits	59	40	—

Total interest income	1,059	444	—

Interest Expense:
Borrowings	1,378	295	—
Term and subordinated notes	502	—	—

Total interest expense	1,880	295	—

Net interest income (loss)	(821)	149	—

Other Income:
Derivative gains	325	—	—
Equity in undistributed earnings of subsidiaries	87,552	33,842	22,415

Total other income	87,877	33,842	22,415

Other Operating Expenses:
Professional fees	1,394	1,148	848
Other taxes	180	180	237
Other operating expenses	275	332	146

Total other operating expenses	1,849	1,660	1,231

Income before provision for income tax	85,207	32,331	21,184

Provision for Income Tax	127	—	—

Net Income	$85,080	$32,331	$21,184

CONSOLIDATED FINANCIAL STATEMENT ANALYSIS AND 2004 RESULTS

Santander BanCorp

Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002
(Dollars in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$85,080	$32,331	$21,184

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(87,552)	(33,842)	(22,415)
Dividends received	22,945	27,190	28,465
Deferred tax provision	127	—	—
Increase in other assets and interest receivable	(522)	(20)	—
(Decrease) increase in other liabilities and interest payable	(166)	820	148

Total adjustments	(65,168)	(5,852)	6,198

Net cash provided by operating activities	19,912	26,479	27,382

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in loans	(6,000)	(37,000)	—

Net cash used in investing activities	(6,000)	(37,000)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in borrowings	5,000	25,000	—
Repayment of subordinated notes	(74,000)	—	—
Issuance of term and subordinated notes	72,588	74,000	—
Repurchase of common stock	—	(2,284)	(11,991)
Dividends paid	(21,922)	(19,087)	(17,652)
Cash paid on corporate reorganization	—	(62,000)	—

Net cash (used in) provided by financing activities	(18,334)	15,629	(29,643)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(4,422)	5,108	(2,261)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,544	7,436	9,697

CASH AND CASH EQUIVALENTS, END OF YEAR	$8,122	$12,544	$7,436

Santander Group

(Banco Santander Central
Hispano, S.A., the principal
shareholder)

Appendix A

SANTANDER GROUP IN 2004

2004 has been an excellent year for Santander Group.

All business areas achieved positive progress and, from a strategic point of view, the purchase of Abbey, the sixth largest bank in the United Kingdom, was carried out successfully, placing Santander among the top ten banks in the world, based on market capitalization.

Santander Group obtained net attributable income of EUR 3,136 million, a 20.1% increase over the previous year, reflecting strong growth in commercial activity. Loans and client deposits grew by 18% and 13%, respectively.

Few banks in the world have Santander’s geographic presence, with 59 million clients in the most dynamic countries of Europe and Latin America, areas that constitute a potential market of 800 million people. Santander has made a commitment in all these countries to contribute to the advancement of higher education, as well as to develop other initiatives in the cultural, economic and educational arenas.

A Top Bank in Europe Santander Group is the number one European bank, with 5,900 offices in 15 countries.

In Spain, the Santander Central Hispano (Santander) network is the leader, propelled by its dynamism and innovation, and Banesto is a model bank, showing solid growth year after year. Together, the Santander and Banesto networks hold a market share of 17.4% of total loans and customer deposits, including customer financial assets under management, in the banking industry, as well as in mutual savings banks.

In Portugal, Santander Totta is the second most profitable private bank.

In the rest of Europe, Santander has continued to broaden its consumer banking business with acquisitions in Poland and Norway. After 15 years of experience in consumer banking in Europe, understanding the market thoroughly and using a profitable and efficient business model, Santander is now the top entity on the European continent in this segment in terms of profits and the third in assets.

The Purchase of Abbey

The purchase of Abbey profoundly changes the positioning of Santander Group, placing it in one of the most profitable markets in the world, diversifying its risk, offering new opportunities for growth, and establishing it as the ninth bank in the world in terms of market capitalization.

The purchase of Abbey adds 18 million new clients, 1.6 million shareholders, 24,000 employees and a network of 730 offices throughout the United Kingdom.

Abbey is a large franchise, the second British bank in terms of mortgage market share and brand recognition. It is, fundamentally, a retail bank that fits perfectly into the bank’s multi-local strategy with a focus on commercial banking.

Strong Growth in Latin America

The year 2004 has been a good one for Latin America, which has experienced economic growth of more than 5.8%. Santander Group’s net profit in the region reached $1,595 million, with strong growth in client business.

Impressive commercial inroads were made throughout the region, with an average growth in loans of 25% in Brazil, Mexico and Chile. Growth was also achieved in the credit card business, international commerce, asset management and insurance, areas in which regional projects were launched.

Few banks in the world have Santander’s geographic presence, with 59 million clients in the most dynamic countries of Europe and Latin America, areas that constitute a potential market of 800 million people.

The region has set the groundwork for sustained growth, and Santander Group is prepared to contribute to its growth, promoting banking services for those unbanked in the leading countries. The Group is moving toward the objective of duplicating its client business and gaining two points in market share in commercial banking within three years.

Growing Contribution in Global Business

Global businesses such as private banking, securities, and international wholesale banking maintain high levels of growth, offering innovative products and services with high added value in all markets in which the Santander Group has a presence.

Strength in the Stock Market

The Abbey operation demonstrated the strength of Santander stocks, since the Group used its own shares to accomplish the largest cross-frontier purchase in European banking to date.

The stockholder base increased strongly with the purchase of Abbey, reaching 2.7 million, an enormous strengthening and a characteristic that differentiates it with respect to other similarly sized banks.

Santander finished in 2004 with a stock market capitalization of EUR 57,102 million, which places it among the fifty largest publicly held companies in the world in terms of market capitalization.

Corporate Governance

For Santander Group, corporate governance constitutes both a competitive and a strategic advantage. The independent rating agency with regards to government corporate matters, Deminor Rating, granted Santander Group the highest rating given to a financial entity in continental Europe.

The Group is at the leading edge of international best practices in matters as important as shareholder rights, commitment for the creation of value, transparency, the structure and the functioning of the Board of Directors.

Corporate Social Responsibility

The Corporate Social Responsibility Annual Report details Santander Group activities and commitment to shareholders, clients, employees, society as a whole and the environment. The Group’s total investment in Corporate Social Responsibility programs in 2004 was EUR 84.4 million or 2.7% of net attributable income.

The priority within all the social activities is higher education. The Santander Universities project is an unprecedented alliance on a world scale between a company and the university community. By 2004 there were 409 collaboration agreements with universities in Spain, Portugal and Latin America, and 812 universities had joined the Universia Internet portal.

New Corporate Headquarters

The Group inaugurated its new corporate headquarters, Cuidad Grupo Santander, in Boadilla del Monte near Madrid, transferring 6,500 persons from the Group’s central services to the new site.

The new facilities are much more than a new site; they are a reflection of a modern and international leading company.

Group History and Profile

A century and a half creating value

1857	Creation of Banco Santander
1925	Opening of an office in Osorno (Palencia), the first Banco Santander outside Cantabria.
1935	Banesto has the largest branch network in Spain (400)
1946	Acquisition of Banco Mercantil de Santander, its principal competitor. This acquisition provided the impulse for the national expansion.
1950	Banco Santander creates the Ibero-American Department, with offices in Mexico, Argentina, Venezuela and Cuba
1965	Creation of Banco Intercontinental Español, today Bankinter, together with Bank of America, which was the world’s number one bank.
1976	Purchase of its first bank in America, First National Bank of Puerto Rico
1982	Acquisition of Banco Español de Chile
1986	Banco Santander is the fifth bank in Spain in terms of assets.
1987	Acquisition of CC-Bank, German automobile financing entity
1988	Alliance of Banco Santander with The Royal Bank of Scotland
1989	Launch of “Supercuenta Santander,” the first interest-earning checking account in Spain, key product for the Bank’s strong expansion.
1994	Banco Santander acquires, at public auction, Banesto, at the time the fourth-largest bank in Spain.
1999	Merger Banco Santander — BCH, first and third Spanish banks, respectively, which give rise to the Santander Group

Santander Group Commercial Banking in Europe and America

Recent Relevant Dates

1999

January: Merger Santander — BCH, first and third Spanish banks, respectively, give rise to the Santander Group, first financial entity in Spain and Latin America. This is the first and the largest European operation after the establishment of the Euro currency.

April: Santander begins to trade on the stock market.

November: Agreement with Champalimaud Group to acquire the Totta & Acores and Crédito Predial Portugués.

2000

May: Acquired at auction the Mexican group Serfin, the country’s third bank.

November: Acquired at auction Banespa, fourth bank in Brazil and second in the state of Sao Paulo.

2001

April: The OPA successfully culminates, launched with more than 67% of Banespa capital.

2002

April: Acquisition of 35.45% of the Banco Santiago capital, which months later merges with Banco Santander Chile to create the leader of the Chilean financial sector, Santander Chile.

May: Acquisition of the AKB Group, a German consumer-financing group.

August: Merger of Banco de Venezuela and Banco de Caracas to create the leader of the Venezuelan financial sector

December: Strategic alliance with Bank of America in Mexico, which buys 24.9% of Grupo Financiero Santander Serfin.

2003

January: Creation of Santander Consumer, which encompasses its entire European consumer financing businesses.

March: Grupo Santander achieves control of 100% of the Italian consumer financing company Finconsumo.

May: Acquisition of Coutts & Co.’s Latin American private banking business.

2004

February-March: Santander Consumer buys Polskie Towarzystwo Finansowe SA (PTF), the top Polish vehicle-financing company and Elcon Finans SA, the first Norwegian automobile financing company.

July-November: Acquisition of the sixth British bank, Abbey, for EUR 12,541 million, and its integration to Santander Group’s structure.

Ratings by Agency

Moody’s	Aa3	P1	B
Standard & Poor’s	A+	A1
Fitch Ratings	AA-	F1+	B

Ratings by Government Corporation
Deminor Rating		8.0

Santander Group Selected Data

Selected Data

	2004	2003
Balance (Euro in millions)
Total assets	575,397.9	351,790.5
Loans (net)	335,207.7	172,504.0
Customer financial assets under management:	538,041.7	323,900.8
Customer deposits	398,047.0	214,997.9
Off-balance sheet	139,994.7	108,903.0
Stockholders’equity	32,057.5	18,363.7
Total funds under management	715,392.5	460,693.5

Capital and Asset Quality (%)
BIS Ratio	12.98	12.43
Tier 1	7.49	8.26
Non-performing loans to total loans	1.05	1.55
Allowance for loan losses to non-performing loans	184.61	165.19

Results (Euro in millions)
Net interest income	8,635.7	7,958.3
Net interest income plus commissions	13,245.0	12,128.9
Net interest income plus commssions and gains on financial transactions	14,197.7	13,127.7
Net operating income	6,545.2	5,720.7
Income attributed to the Group (cash basis*)	3,600.7	3,133.3
Net income attributed to the Group	3,135.6	2,610.8

Return and Efficiency (%)
Efficiency Ratio	47.44	49.34
ROA	1.02	0.95
ROE (cash-basis*)	18.35	17.37
ROE	15.98	14.48

Stock and market capitalization
Number of shares (million)	6,254	4,768
Stock price (Euro)	9.13	9.39
Market capitalization (Euro in millions)	57,101.7	44,775.3
Earnings per share (cash-basis*) (Euro)	0.7243	0.6571
Earnings per share (Euro)	0.6307	0.5475
PER (stock price /net attributed income per share)	14.48	17.15

Other Data
Number of shareholders	2,685,317	1,075,733
Number of employees	126,488	103,038
Spain	33,353	34,968
Remaining countries (except Abbey)	93,135	68,070
Abbey	24,361	N/A
Number of offices	9,973	9,199
Spain	4,384	4,369
Remaining countries (except Abbey)	5,589	4,830
Abbey	730	N/A

(*) — Before normal goodwill amortization.

Nota: The information in this table is not audited. Nonetheless, while creating the consolidated accounts we have used generally accepted accounting principles and criteria in Spain.

Investor Information

Investor Assistance

Investor inquiries and requests for assistance should be directed to the address listed below, or call the Investor Relations Department at
(787) 777-4462,
Fax (787) 777-4553,
Email: investor.relations@bspr.com

Santander BanCorp
Attn. Investor Relations Department
PO Box 362589
San Juan 00936-2589

For more information, visit the Company’s website
at www.santandernet.com

Transfer Agent Information
Contact our transfer agent, Mellon Investor Services LLC, at the address listed below for the following services:

•	to report lost certificates;

•	non-receipt of dividend checks; or

•	change in registration

Mellon Investor Services LLC.
85 Challenger Road
Ridgefield Park, NJ 07660
Internet site: www.melloninvestor.com

For telephone assistance, call:

Domestic Shareholders (800) 851-9677
Domestic Hearing Impaired (800) 231-5469
Foreign Shareholders (201) 329-8660
Foreign Hearing Impaired (201) 329-8354

Announcements

Stockholders’ Meeting

The annual stockholders’ meeting of Santander BanCorp will be held on April 28, 2005, at 10:00 a.m. at the Bankers’ Club of Puerto Rico, 208 Muñoz Rivera Avenue, Hato Rey, Puerto Rico.

Annual and Quarterly Reports and Corporate Code of Conduct

To obtain a copy of the Corporation’s Annual Report, Form 10-Q and Form 10-K for the year ended December 31, 2004 (without exhibits) as well as our Corporate Code of Conduct, stockholders are invited to visit our website at www.santandernet.com or contact our Investor Relations Department at investor.relations@bspr.com or via telephone at (787) 777-4462, Fax (787) 777-4553.

Writing: Timothy Hayes
Editing: Anne W. Chevako
Photography: Tomás Gual, Sol M. Meléndez, Wilfredo Pérez
Production and printing supervision: Publishing Resources, Inc. (787) 728-1800
Printing: Cedar Graphics, Inc.
Design: Alvaro Reyero, “See the Change,” Madrid, Spain
Project direction and coordination: Corporate Communications and Public Relations Department, Santander BanCorp.